         As filed with the Securities and Exchange Commission on April 30, 2018
                                                        Registration No. 333-

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                          (Exact Name of Registrant)

                   METROPOLITAN TOWER LIFE INSURANCE COMPANY
                              (Name of Depositor)

                                200 Park Avenue
                              New York, NY 10166
             (Address of Depositor's Principal Executive Offices)

                Name and complete address of agent for service:

                           Stephen W. Gauster, Esq.
                Senior Vice President, Interim General Counsel
                   Metropolitan Tower Life Insurance Company
                                200 Park Avenue
                              New York, NY 10166

                                   Copy to:
                            W. Thomas Conner, Esq.
                               Vedder Price P.C.
                           1633 Broadway, 31st Floor
                           New York, New York 10019

                 Approximate Date of Proposed Public Offering:
   On April 30, 2018 or as soon as possible after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

Title of securities being registered: Flexible Premium Variable Life Insurance Policy.

This Registration Statement relates to Registration No. 033-84104.

                                     NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under the following policies (collectively referred to as the "Policies"):

   Flexible Premium Variable Life Insurance Policies (VUL 100 Flexible VL)

on a new Form S-6. Interests under the Policies were previously registered on Form S-6 (File No. 033-84104) and funded by General American Separate Account Eleven. Upon effectiveness of a merger between General American Life Insurance Company with and into Metropolitan Tower Life Insurance Company ("Met Tower Life"), (i) Met Tower Life became the Depositor of the Policies and
(ii) General American Separate Account Eleven was transferred intact to Met Tower Life.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive policies, Depositor no longer files annual post-effective amendments to this Form S-6.

                   METROPOLITAN TOWER LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                    SUPPLEMENT DATED APRIL 30, 2018 TO THE
                PROSPECTUS DATED MAY 1, 2000 (AS SUPPLEMENTED)

       This supplement updates certain information contained in the last full prospectus for the above-referenced variable life insurance policy (the "Policy"), as annually and periodically supplemented (the "Prospectus") and consists of two parts: PART 1 and PART 2. Part 1 of the supplement describes the recent merger involving General American Life Insurance Company, the insurer that issued your Policy, and what it means for you. Part 2 of the supplement provides additional information regarding your Policy, including information regarding the separate account, the funds available, and the underlying fund fees and expenses.

       Please read this supplement and keep it with your Prospectus for future reference. You may obtain a copy of the Prospectus for your Policy, free of charge, by writing to our Administrative Office, or by calling 1-800-638-9294, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

       PART 1.       INFORMATION REGARDING THE MERGER

       Effective following the close of business on April 27, 2018, General American Life Insurance Company was merged into Metropolitan Tower Life Insurance Company ("Met Tower Life"). Simultaneously, Met Tower Life changed its domicile from the state of Delaware to Nebraska. Accordingly, all references in the Prospectus to General American Life Insurance Company or the Company are deemed to refer to Met Tower Life.

       As a result of the merger, Met Tower Life assumed legal ownership of all of the assets of General American Life Insurance Company, including General American Separate Account Eleven (the "Separate Account") and the assets held in the Separate Account. Met Tower Life is now responsible for administering your Policy and paying any benefits due to you under the Policy. In other words, you are now a Policy Owner of Met Tower Life. Nevertheless, the transfer of your Policy to Met Tower Life will not impact the administration of your Policy. In particular:

     . There are no changes in our obligations or your rights and benefits under your Policy as a result of the merger.

     . None of the underlying funds previously available to you under your Policy have been substituted or terminated by virtue of the merger. The underlying funds currently available are listed below in Part 2 of this supplement under "THE SEPARATE ACCOUNT."

     . Met Tower Life will continue to service and maintain your Policy in accordance with its terms and there has been no change in the contact information for the administrative offices for your Policy.

     . Your cash value is not affected by the merger and no charges have been or will be imposed in connection with the merger.

     . The merger did not result in any federal income tax consequences to you.

THE FOLLOWING REPLACES THE SUB-SECTION OF THE PROSPECTUS TITLED "THE COMPANY," IN THE SECTION OF THE PROSPECTUS TITLED "THE COMPANY AND THE SEPARATE ACCOUNT," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:

THE COMPANY

       Metropolitan Tower Life Insurance Company ("Met Tower Life" or "the Company") is a stock life insurance company originally incorporated under the laws of the State of Delaware in 1982 and currently subject to the laws of the state of Nebraska. Met Tower Life is licensed to issue business in fifty states and the District of Columbia. Met Tower Life is a direct wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. The principal executive offices of Met Tower Life are located at 200 Park Avenue New York, NY 10166.

       Prior to April 30, 2018, the Policy was issued by General American Life Insurance Company ("General American"). On April 27, 2018, following the close of business, General American merged into Met Tower Life which will replace General American as the issuer of the Policy.

       The Administrative Office for various Policy transactions is as follows:

 Premium Payments                       Met Tower Life
                                        P.O. Box 790201
                                        St. Louis, MO 63179-0201
 Payment Inquires and Correspondence    Met Tower Life
                                        P.O. Box 356
                                        Warwick, RI 02887-0355
 Beneficiary and Ownership Changes      Met Tower Life
                                        P.O. Box 392
                                        Warwick, RI 02887-0356
 Surrenders, Loans, Withdrawals and     Met Tower Life
 Division Transfers                     P.O. Box 356
                                        Warwick, RI 02887-0356
 Death Claims                           Met Tower Life
                                        P.O. Box 356
                                        Warwick, RI 02887-0356
 All Telephone Transactions and
 Inquiries                              (800) 638-9294

                                     *****

THE FOLLOWING REPLACES THE FIRST PARAGRAPH OF THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE CAPTION "THE SEPARATE ACCOUNT," IN THE SECTION OF THE PROSPECTUS TITLED "THE COMPANY AND THE SEPARATE ACCOUNT," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:

       General American Life Insurance Company Separate Account Eleven ("the Separate Account") was established by General American as a separate investment account on January 24, 1985 to hold the assets that underlie the Policy. The Separate Account will receive and invest the Net Premiums paid under the Policy and allocated to it. In addition, the Separate Account currently receives and invests Net Premiums for other classes of flexible premium variable life insurance policies and might do so for additional classes in the future. On April 27, 2018, following the close of business, General American merged into Met Tower Life and the Separate Account became a separate account of Met Tower Life.

                                     *****

THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TITLED "DISTRIBUTION OF THE POLICIES," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:

       The Policies are no longer offered for sale. Existing Policy Owners may continue to make additional purchase payments to their Policies.

       MetLife Investors Distribution Company ("MLIDC") is the principal underwriter and distributor of the Policies. MLIDC, which is our affiliate, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts that we, or affiliated companies issue. We pay compensation to MLIDC for sales of the Policies by selling firms. We also pay amounts to MLIDC that may be used for its operating other expenses, including sales distribution expenses.

       MLIDC is a Missouri corporation organized in 2000 and its principal executive offices are located at 200 Park Avenue, New York, NY 10166. MLIDC is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

       MLIDC has entered into selling agreements with other broker-dealers ("selling firms") for the sale of the Policies. The Company pays commissions to these selling firms for the sale of the Policies, and these selling firms compensate their registered representative agents. Commissions are payable on net collected premiums received by the Company. A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.


       MLIDC received sales compensation with respect to the Policies in the following amounts during the periods indicated: $2,895,144 for 2017, $2,424,979 for 2016, and $2,368,157 for 2015.


       These commissions and other incentives or payments are not charged directly to Policy Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

                                     *****

THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TITLED "SAFEKEEPING OF THE SEPARATE ACCOUNT'S

ASSETS," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:


       Metropolitan Tower Life Insurance Company, 200 Park Avenue New York, NY 10166, acts as the custodian of the assets of the Separate Account. Metropolitan Tower Life Insurance Company maintains records of all purchases and redemptions of applicable Fund shares by each of the Divisions.


                                     *****

THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TITLED "STATE REGULATION OF THE COMPANY," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:

       The Company, a stock life insurance company organized under the laws of Nebraska, and the Separate Account are subject to regulation by the Nebraska Department of Insurance. An annual statement is filed with the Director of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically, the Director of Insurance examines the liabilities and reserves of the Company and the Separate Account, and the Director conducts a full examination of the Company's operations at least once every five years in accordance with standards set forth in Nebraska insurance law and the National Association of Insurance Commissioners Examiners Handbook.

       In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance departments of other states apply the laws of the state of domicile in determining permissible investments.

                                     *****

THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TITLED "MANAGEMENT OF THE COMPANY," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:




                                             PRINCIPAL
                                           OCCUPATION(S)
                          NAME          DURING PAST 5 YEARS*
                   -------------------- --------------------

                   PRINCIPAL OFFICERS**

                   Marlene Debel        President and
                                        Presiding Officer
                                        of the Board since
                                        March 2018. Ms.
                                        Debel has served in
                                        various capacities
                                        with MetLife, Inc.
                                        since 2011.

                   Richard Leist        Executive Vice
                                        President and
                                        Executive
                                        Investment Officer
                                        since 2005.

                   Jason Manske         Executive Vice
                                        President and Chief
                                        Hedging Officer
                                        since January 2014.
                                        From August 2008
                                        through December
                                        2013, Mr. Manske
                                        served in various
                                        capacities within
                                        MetLife, Inc.

                   John McCallion       Executive Vice
                                        President and
                                        Treasurer July
                                        2016. Mr. McCallion
                                        has held various
                                        positions within
                                        MetLife, Inc. since
                                        July 2006.

                   William O'Donnell    Executive Vice
                                        President and Chief
                                        Accounting Officer
                                        since June 2017.
                                        From 1989 to June
                                        2017, Mr. O'Donnell
                                        has held various
                                        positions within
                                        MetLife, Inc.

                   Darrell Hall         Senior Vice
                                        President and Chief
                                        Legal Officer since
                                        October 2016. Mr.
                                        Hall has held
                                        various positions
                                        within MetLife,
                                        Inc. since 2001.

                                             PRINCIPAL
                                           OCCUPATION(S)
                          NAME          DURING PAST 5 YEARS*
                   -------------------  --------------------
                   Zulfi Ahmed          Senior Vice
                                        President and Chief
                                        Information
                                        Security Officer
                                        since August 2017.
                                        Prior to joining
                                        MetLife, Inc., Mr.
                                        Ahmed was the
                                        Global Chief
                                        Information
                                        Security Officer
                                        for PepsiCo.

                   Jeannette Pina       Vice President and
                                        Secretary since May
                                        2017. Ms. Pina has
                                        held various
                                        positions within
                                        MetLife, Inc. since
                                        2013. From 2008 to
                                        2013, Ms. Pina was
                                        senior counsel at
                                        ING Insurance
                                        America.

                   Anne Belden          Vice President and
                                        Chief Financial
                                        Officer since 2004.


-------------

*    All positions listed are with Met Tower Life unless otherwise indicated.
** The principal business address of Met Tower Life is 200 Park Avenue, New York, NY 10166.



                                             PRINCIPAL
                                           OCCUPATION(S)
                          NAME          DURING PAST 5 YEARS*
                   -------------------  --------------------

                   DIRECTORS

                   Micheal Borowski     Director effective
                                        April 27, 2018 and
                                        Ag Investment
                                        Associate for
                                        MetLife, Inc. since
                                        November 2005.

                   Frank Cassandra      Director since
                                        October 2016. Mr.
                                        Cassandra has held
                                        various positions
                                        within
                                        MetLife, Inc. since
                                        1986.

                   Marlene Debel        Director since
                                        October 2016.

                   Andrew Kaniuk        Director since
                                        September 2001. Mr.
                                        Kaniuk has held
                                        various positions
                                        within
                                        MetLife, Inc. since
                                        1988.

                   John McCallion       Director since July
                                        2016. Mr. McCallion
                                        has held various
                                        positions within
                                        MetLife, Inc. since
                                        July 2006.

                   Richard Leist        Director since
                                        April 2018. Mr.
                                        Leist has been
                                        Executive Vice
                                        President and
                                        Executive
                                        Investment Officer
                                        with MetLife, Inc.
                                        since 2005

                   Alessandro Papa      Director effective
                                        April 27, 2018. Mr.
                                        Papa is Head of
                                        Group Pricing and
                                        Valuation Oversight
                                        and interim US
                                        Chief Risk Officer
                                        since December
                                        2017. Mr. Papa is
                                        Head of Group
                                        Pricing and
                                        Valuation Oversight
                                        and interim US
                                        Chief Risk Officer
                                        since December
                                        2017. From 2012
                                        until December
                                        2017, Mr. Papa was
                                        head of Risk
                                        Analytics at AIG.

                   Michael Zarcone      Director effective
                                        April 27, 2018. Mr.
                                        Zarcone is
                                        Executive Vice
                                        President,
                                        Corporate Affairs
                                        for MetLife, Inc.
                                        since 2014. Mr.
                                        Zarcone has held
                                        various positions
                                        within MetLife,
                                        Inc. since 1991.


-------------

*    All positions listed are with Met Tower Life unless otherwise indicated.

                                     *****


THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TITLED "LEGAL PROCEEDINGS," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE
CONTRARY:

       In the ordinary course of business, Met Tower Life, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, Met Tower Life does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform it to perform its contract with the Separate Account or of Met Tower Life to meet its obligations under the Policies.

                                     *****



THE FOLLOWING REPLACES THE SECTION OF THE PROSPECTUS TITLED "EXPERTS," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

       The financial statements and financial highlights comprising each of the Divisions of General American Separate Account Eleven included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEPENDENT AUDITORS

       The consolidated financial statements of Metropolitan Tower Life Insurance Company and subsidiaries, included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph related to Metropolitan Tower Life Insurance Company and subsidiaries being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

       The consolidated financial statements of General American Life Insurance Company and subsidiary, included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph related to General American Life Insurance Company and subsidiary being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


       The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, New York 10112-0015.

                                     *****

THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TITLED "FINANCIAL STATEMENTS," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:

       The financial statements of General American Separate Account Eleven and Metropolitan Tower Life Insurance Company are included herewith. Also included are the financial statements of General American Life Insurance Company (an affiliate of Met Tower Life that was merged into Met

Tower Life effective as of April 27, 2018) and a narrative description of the PRO FORMA effects of the merger.


       The financial statements of Metropolitan Tower Life Insurance Company should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing upon the ability of Met Tower Life to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


                                     *****

PART 2.       ADDITIONAL INFORMATION REGARDING YOUR POLICY

THE SEPARATE ACCOUNT

       The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

       The following chart shows the Funds that are available under the Policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund carefully before investing, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: The Russell Investment Funds are not available to Destiny or Executive Benefit Policies. For all other Policies, the Russell Investment Funds are only available for Policies with an issue date prior to January 1, 2000.

 FUND                    INVESTMENT OBJECTIVE    INVESTMENT ADVISER/SUBADVISER
 ----                    --------------------    -----------------------------
 AMERICAN FUNDS
 INSURANCE SERIES(R) --
 CLASS 2
 American Funds Global   Seeks long-term growth  Capital Research and
 Small Capitalization    of capital.             Management Companysm
 Fund
 American Funds Growth   Seeks growth of         Capital Research and
 Fund                    capital.                Management Companysm
 American Funds          Seeks long-term growth  Capital Research and
 Growth-Income Fund      of capital and income.  Management Companysm

 BRIGHTHOUSE FUNDS
 TRUST I -- CLASS A
 Clarion Global Real     Seeks total return      Brighthouse Investment
 Estate Portfolio        through investment in   Advisers, LLC Subadviser:
                         real estate             CBRE Clarion Securities LLC
                         securities,
                         emphasizing both
                         capital appreciation
                         and current income.
 ClearBridge Aggressive  Seeks capital           Brighthouse Investment
 Growth Portfolio        appreciation.           Advisers, LLC Subadviser:
                                                 ClearBridge Investments, LLC
 Harris Oakmark          Seeks long-term         Brighthouse Investment
 International Portfolio capital appreciation.   Advisers, LLC Subadviser:
                                                 Harris Associates L.P.
 Invesco Small Cap       Seeks long-term growth  Brighthouse Investment
 Growth Portfolio        of capital.             Advisers, LLC Subadviser:
                                                 Invesco Advisers, Inc.

 FUND                    INVESTMENT OBJECTIVE    INVESTMENT ADVISER/SUBADVISER
 ----                    --------------------    -----------------------------
 MFS(R) Research         Seeks capital           Brighthouse Investment
 International Portfolio appreciation.           Advisers, LLC Subadviser:
                                                 Massachusetts Financial
                                                 Services Company
 Morgan Stanley Mid Cap  Seeks capital           Brighthouse Investment
 Growth Portfolio        appreciation.           Advisers, LLC Subadviser:
                                                 Morgan Stanley Investment
                                                 Management Inc.
 PIMCO Total Return      Seeks maximum total     Brighthouse Investment
 Portfolio               return, consistent      Advisers, LLC Subadviser:
                         with the preservation   Pacific Investment Management
                         of capital and prudent  Company LLC
                         investment management.
 T. Rowe Price Large     Seeks long-term         Brighthouse Investment
 Cap Value Portfolio     capital appreciation    Advisers, LLC Subadviser:
                         by investing in common  T. Rowe Price Associates, Inc.
                         stocks believed to be
                         undervalued. Income is
                         a secondary objective.
 T. Rowe Price Mid Cap   Seeks long-term growth  Brighthouse Investment
 Growth Portfolio        of capital.             Advisers, LLC Subadviser:
                                                 T. Rowe Price Associates, Inc.
 Victory Sycamore Mid    Seeks high total        Brighthouse Investment
 Cap Value Portfolio     return by investing in  Advisers, LLC Subadviser:
 (formerly Invesco Mid   equity securities of    Victory Capital Management
 Cap Value Portfolio)    mid-sized companies.    Inc.

 BRIGHTHOUSE FUNDS
 TRUST II -- CLASS A
 Baillie Gifford         Seeks long-term growth  Brighthouse Investment
 International Stock     of capital.             Advisers, LLC Subadviser:
 Portfolio                                       Baillie Gifford Overseas
                                                 Limited
 BlackRock Bond Income   Seeks a competitive     Brighthouse Investment
 Portfolio               total return primarily  Advisers, LLC Subadviser:
                         from investing in       BlackRock Advisors, LLC
                         fixed-income
                         securities.
 BlackRock Capital       Seeks long-term growth  Brighthouse Investment
 Appreciation Portfolio  of capital.             Advisers, LLC Subadviser:
                                                 BlackRock Advisors, LLC
 BlackRock Ultra-Short   Seeks a high level of   Brighthouse Investment
 Term Bond Portfolio     current income          Advisers, LLC Subadviser:
                         consistent with         BlackRock Advisors, LLC
                         preservation of
                         capital.
 Brighthouse/Artisan     Seeks long-term         Brighthouse Investment
 Mid Cap Value Portfolio capital growth.         Advisers, LLC Subadviser:
                                                 Artisan Partners Limited
                                                 Partnership
 Brighthouse/Wellington  Seeks long-term         Brighthouse Investment
 Balanced Portfolio      capital appreciation    Advisers, LLC Subadviser:
                         with some current       Wellington Management Company
                         income.                 LLP

 FUND                    INVESTMENT OBJECTIVE    INVESTMENT ADVISER/SUBADVISER
 ----                    --------------------    -----------------------------
 Brighthouse/Wellington  Seeks to provide a      Brighthouse Investment
 Core Equity             growing stream of       Advisers, LLC Subadviser:
 Opportunities Portfolio income over time and,   Wellington Management Company
                         secondarily, long-term  LLP
                         capital appreciation
                         and current income.
 Frontier Mid Cap        Seeks maximum capital   Brighthouse Investment
 Growth Portfolio        appreciation.           Advisers, LLC Subadviser:
                                                 Frontier Capital Management
                                                 Company, LLC
 Jennison Growth         Seeks long-term growth  Brighthouse Investment
 Portfolio               of capital.             Advisers, LLC Subadviser:
                                                 Jennison Associates LLC
 MetLife Aggregate Bond  Seeks to track the      Brighthouse Investment
 Index Portfolio         performance of the      Advisers, LLC Subadviser:
                         Bloomberg Barclays      MetLife Investment Advisors,
                         U.S. Aggregate Bond     LLC
                         Index.
 MetLife Mid Cap Stock   Seeks to track the      Brighthouse Investment
 Index Portfolio         performance of the      Advisers, LLC Subadviser:
                         Standard & Poor's       MetLife Investment Advisors,
                         MidCap 400(R)           LLC
                         Composite Stock Price
                         Index.
 MetLife MSCI EAFE(R)    Seeks to track the      Brighthouse Investment
 Index Portfolio         performance of the      Advisers, LLC Subadviser:
                         MSCI EAFE(R) Index.     MetLife Investment Advisors,
                                                 LLC
 MetLife Russell         Seeks to track the      Brighthouse Investment
 2000(R) Index Portfolio performance of the      Advisers, LLC Subadviser:
                         Russell 2000(R) Index.  MetLife Investment Advisors,
                                                 LLC
 MetLife Stock Index     Seeks to track the      Brighthouse Investment
 Portfolio               performance of the      Advisers, LLC Subadviser:
                         Standard & Poor's       MetLife Investment Advisors,
                         500(R) Composite Stock  LLC
                         Price Index.
 MFS(R) Total Return     Seeks a favorable       Brighthouse Investment
 Portfolio               total return through    Advisers, LLC Subadviser:
                         investment in a         Massachusetts Financial
                         diversified portfolio.  Services Company
 MFS(R) Value Portfolio  Seeks capital           Brighthouse Investment
                         appreciation.           Advisers, LLC Subadviser:
                                                 Massachusetts Financial
                                                 Services Company
 Neuberger Berman        Seeks high total        Brighthouse Investment
 Genesis Portfolio       return, consisting      Advisers, LLC Subadviser:
                         principally of capital  Neuberger Berman Investment
                         appreciation.           Advisers LLC
 T. Rowe Price Large     Seeks long-term growth  Brighthouse Investment
 Cap Growth Portfolio    of capital.             Advisers, LLC Subadviser: T.
                                                 Rowe Price Associates, Inc.
 T. Rowe Price Small     Seeks long-term         Brighthouse Investment
 Cap Growth Portfolio    capital growth.         Advisers, LLC Subadviser: T.
                                                 Rowe Price Associates, Inc.

 FUND                    INVESTMENT OBJECTIVE    INVESTMENT ADVISER/SUBADVISER
 ----                    --------------------    -----------------------------
 VanEck Global Natural   Seeks long-term         Brighthouse Investment
 Resources Portfolio     capital appreciation    Advisers, LLC Subadviser: Van
                         with income as a        Eck Associates Corporation
                         secondary
                         consideration.
 Western Asset           Seeks to maximize       Brighthouse Investment
 Management Strategic    total return            Advisers, LLC Subadviser:
 Bond Opportunities      consistent with         Western Asset Management
 Portfolio               preservation of         Company
                         capital.
 Western Asset           Seeks to maximize       Brighthouse Investment
 Management U.S.         total return            Advisers, LLC Subadviser:
 Government Portfolio    consistent with         Western Asset Management
                         preservation of         Company
                         capital and
                         maintenance of
                         liquidity.

 FIDELITY(R) VARIABLE
 INSURANCE PRODUCTS --
 INITIAL CLASS
 Equity-Income Portfolio Seeks reasonable        Fidelity Management &
                         income. The fund will   Research Company Subadviser:
                         also consider the       FMR Co., Inc.
                         potential for capital
                         appreciation. The
                         fund's goal is to
                         achieve a yield which
                         exceeds the composite
                         yield on the
                         securities comprising
                         the S&P 500(R) Index.
 Mid Cap Portfolio       Seeks long-term growth  Fidelity Management &
                         of capital.             Research Company Subadviser:
                                                 FMR Co., Inc.

 JPMORGAN INSURANCE
 TRUST -- CLASS 1
 JPMorgan Insurance      Seeks to maximize       J.P. Morgan Investment
 Trust Core Bond         total return by         Management Inc.
 Portfolio               investing primarily in
                         a diversified
                         portfolio of
                         intermediate- and
                         long-term debt
                         securities.
 JPMorgan Insurance      Seeks capital growth    J.P. Morgan Investment
 Trust Small Cap Core    over the long term.     Management Inc.
 Portfolio

 RUSSELL INVESTMENT
 FUNDS
 International           Seeks to provide long   Russell Investment Management
 Developed Markets Fund  term capital growth.    Company Subadvisers: GQG
                                                 Partners LLC; Janus Capital
                                                 Management LLC and Perkins
                                                 Investment Management LLC;
                                                 Numeric Investors LLC Pzena
                                                 Investment Management, LLC;
                                                 Wellington Management Company
                                                 LLP

 FUND                    INVESTMENT OBJECTIVE    INVESTMENT ADVISER/SUBADVISER
 ----                    --------------------    -----------------------------
 Strategic Bond Fund     Seeks to provide total  Russell Investment Management
                         return.                 Company Subadvisers:
                                                 Colchester Global Investors
                                                 Limited; Logan Circle
                                                 Partners, L.P.; Pareto
                                                 Investment Management
                                                 Limited; Schroder Investment
                                                 Management North America
                                                 Inc.; Scout Investments,
                                                 Inc.; Western Asset
                                                 Management Company and
                                                 Western Asset Management
                                                 Company Limited
 U.S. Small Cap Equity   Seeks to provide long   Russell Investment Management
 Fund                    term capital growth.    Company Subadvisers: Ancora
                                                 Advisors, LLC; Copeland
                                                 Capital Management, LLC
                                                 DePrince, Race & Zollo, Inc.;
                                                 Falcon Point Capital, LLC;
                                                 Penn Capital Management
                                                 Company, Inc.; Snow Capital
                                                 Management L.P.; Timpani
                                                 Capital Management LLC
 U.S. Strategic Equity   Seeks to provide long   Russell Investment Management
 Fund                    term capital growth.    Company Subadvisers: Barrow,
                                                 Hanley, Mewhinney & Strauss,
                                                 LLC; Jacobs Levy Equity
                                                 Management, Inc.; Mar Vista
                                                 Investment Partners, LLC;
                                                 Suffolk Capital Management,
                                                 LLC; William Blair Investment
                                                 Management, LLC
 VANECK VIP TRUST --
 INITIAL CLASS
 VanEck VIP Emerging     Seeks long-term         Van Eck Associates Corporation
 Markets Fund            capital appreciation
                         by investing primarily
                         in equity securities
                         in emerging markets
                         around the world.
FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

       Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For American Funds Insurance Series/(R)/, we offer Class 2 shares; for Brighthouse Funds Trust I and

Brighthouse Funds Trust II, we offer Class A shares; for JPMorgan Insurance Trust, we offer Class 1 shares; and for Fidelity/(R)/ Variable Insurance Products Russell Investment Funds and VanEck VIP Trust, we offer Initial Class shares.

CHARGES AND DEDUCTIONS

       Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

                                  FEE TABLES

       The tables below describe the Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. One table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2017. The other table describes the annual operating expenses of each Fund for the year ended December 31, 2017, before and after any applicable fee waivers and expense reimbursements. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL FUND OPERATING EXPENSES

                                                                                    Minimum Maximum
                                                                                    ------- -------
Total Annual Fund Operating Expenses (expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other
expenses)..........................................................................  0.27%   1.19%

FUND FEES AND EXPENSES
(as a percentage of average daily net assets) The following table is a summary. For more complete information on Fund fees and expenses, please refer to the prospectus for each Fund.

                                     DISTRIBUTION          ACQUIRED    TOTAL                  NET TOTAL
                                        AND/OR             FUND FEES  ANNUAL     FEE WAIVER    ANNUAL
                          MANAGEMENT   SERVICE     OTHER      AND    OPERATING AND/OR EXPENSE OPERATING
          FUND               FEE     (12B-1) FEES EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT  EXPENSES
------------------------- ---------- ------------ -------- --------- --------- -------------- ---------
AMERICAN FUNDS
 INSURANCE SERIES(R)
American Funds Global
 Small Capitalization
 Fund                        0.70%       0.25%      0.04%     --       0.99%          --        0.99%
American Funds Growth
 Fund                        0.33%       0.25%      0.02%     --       0.60%          --        0.60%
American Funds Growth-
 Income Fund                 0.26%       0.25%      0.02%     --       0.53%          --        0.53%

BRIGHTHOUSE FUNDS
 TRUST I
Clarion Global Real
 Estate Portfolio            0.61%         --       0.05%     --       0.66%          --        0.66%
ClearBridge Aggressive
 Growth Portfolio            0.55%         --       0.03%     --       0.58%        0.02%       0.56%
Harris Oakmark
 International Portfolio     0.77%         --       0.04%     --       0.81%        0.02%       0.79%

                                      DISTRIBUTION          ACQUIRED    TOTAL                  NET TOTAL
                                         AND/OR             FUND FEES  ANNUAL     FEE WAIVER    ANNUAL
                           MANAGEMENT   SERVICE     OTHER      AND    OPERATING AND/OR EXPENSE OPERATING
          FUND                FEE     (12B-1) FEES EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT  EXPENSES
-------------------------- ---------- ------------ -------- --------- --------- -------------- ---------
Invesco Small Cap
 Growth Portfolio             0.85%        --        0.03%      --      0.88%        0.02%       0.86%
MFS(R) Research
 International Portfolio      0.69%        --        0.05%      --      0.74%        0.10%       0.64%
Morgan Stanley Mid Cap
 Growth Portfolio             0.65%        --        0.04%      --      0.69%        0.02%       0.67%
PIMCO Total Return
 Portfolio                    0.48%        --        0.08%      --      0.56%        0.03%       0.53%
T. Rowe Price Large Cap
 Value Portfolio              0.57%        --        0.02%      --      0.59%        0.03%       0.56%
T. Rowe Price Mid Cap
 Growth Portfolio             0.75%        --        0.03%      --      0.78%          --        0.78%
Victory Sycamore Mid
 Cap Value Portfolio          0.65%        --        0.03%      --      0.68%        0.09%       0.59%

BRIGHTHOUSE FUNDS
 TRUST II
Baillie Gifford
 International Stock
 Portfolio                    0.79%        --        0.06%      --      0.85%        0.12%       0.73%
BlackRock Bond Income
 Portfolio                    0.33%        --        0.18%      --      0.51%          --        0.51%
BlackRock Capital
 Appreciation Portfolio       0.69%        --        0.03%      --      0.72%        0.09%       0.63%
BlackRock Ultra-Short
 Term Bond Portfolio          0.35%        --        0.04%      --      0.39%        0.03%       0.36%
Brighthouse/Artisan Mid
 Cap Value Portfolio          0.82%        --        0.03%      --      0.85%        0.05%       0.80%
Brighthouse/Wellington
 Balanced Portfolio           0.46%        --        0.08%      --      0.54%          --        0.54%
Brighthouse/Wellington
 Core Equity
 Opportunities Portfolio      0.70%        --        0.02%      --      0.72%        0.11%       0.61%
Frontier Mid Cap Growth
 Portfolio                    0.71%        --        0.04%      --      0.75%        0.02%       0.73%
Jennison Growth Portfolio     0.60%        --        0.02%      --      0.62%        0.08%       0.54%
MetLife Aggregate Bond
 Index Portfolio              0.25%        --        0.03%      --      0.28%        0.01%       0.27%
MetLife Mid Cap Stock
 Index Portfolio              0.25%        --        0.04%    0.01%     0.30%          --        0.30%
MetLife MSCI EAFE(R)
 Index Portfolio              0.30%        --        0.07%    0.01%     0.38%          --        0.38%
MetLife Russell 2000(R)
 Index Portfolio              0.25%        --        0.06%    0.01%     0.32%          --        0.32%
MetLife Stock Index
 Portfolio                    0.25%        --        0.02%      --      0.27%        0.01%       0.26%
MFS(R) Total Return
 Portfolio                    0.56%        --        0.05%      --      0.61%          --        0.61%
MFS(R) Value Portfolio        0.62%        --        0.02%      --      0.64%        0.06%       0.58%
Neuberger Berman
 Genesis Portfolio            0.81%        --        0.04%      --      0.85%        0.01%       0.84%
T. Rowe Price Large Cap
 Growth Portfolio             0.60%        --        0.02%      --      0.62%        0.05%       0.57%
T. Rowe Price Small Cap
 Growth Portfolio             0.47%        --        0.03%      --      0.50%          --        0.50%
VanEck Global Natural
 Resources Portfolio          0.78%        --        0.03%    0.01%     0.82%        0.01%       0.81%

                                     DISTRIBUTION          ACQUIRED    TOTAL                  NET TOTAL
                                        AND/OR             FUND FEES  ANNUAL     FEE WAIVER    ANNUAL
                          MANAGEMENT   SERVICE     OTHER      AND    OPERATING AND/OR EXPENSE OPERATING
          FUND               FEE     (12B-1) FEES EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT  EXPENSES
------------------------- ---------- ------------ -------- --------- --------- -------------- ---------
Western Asset
 Management Strategic
 Bond Opportunities
 Portfolio                   0.56%        --        0.04%      --      0.60%        0.06%       0.54%
Western Asset
 Management U.S.
 Government Portfolio        0.47%        --        0.02%      --      0.49%        0.01%       0.48%

FIDELITY(R) VARIABLE
 INSURANCE PRODUCTS
Equity-Income Portfolio      0.44%        --        0.09%    0.03%     0.56%          --        0.56%
Mid Cap Portfolio            0.54%        --        0.09%      --      0.63%          --        0.63%

JPMORGAN INSURANCE
 TRUST
JPMorgan Insurance Trust
 Core Bond Portfolio         0.40%        --        0.23%      --      0.63%        0.03%       0.60%
JPMorgan Insurance Trust
 Small Cap Core
 Portfolio                   0.65%        --        0.18%      --      0.83%          --        0.83%

RUSSELL INVESTMENT
 FUNDS
International Developed
 Markets Fund                0.90%        --        0.18%      --      1.08%          --        1.08%
Strategic Bond Fund          0.55%        --        0.12%      --      0.67%          --        0.67%
U.S. Small Cap Equity
 Fund                        0.90%        --        0.13%      --      1.03%          --        1.03%
U.S. Strategic Equity
 Fund                        0.73%        --        0.10%      --      0.83%          --        0.83%

VANECK VIP TRUST
VanEck VIP Emerging
 Markets Fund                1.00%        --        0.19%      --      1.19%        0.00%       1.19%

       The information shown in the table above was provided by the Funds. Certain Funds and their investment adviser have entered into expense reimbursement and/or fee waiver arrangements that will continue from April 30, 2018 through April 30, 2019. These arrangements can be terminated with respect to these Funds only with the approval of the Fund's board of directors or trustees. Please see the Funds' prospectuses for additional information regarding these arrangements.


       Certain Funds that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS

       An investment adviser or subadviser of a Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Policies and, in our role as an intermediary, with respect to the Funds. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Fund assets. Policy Owners, through their indirect investment in the Funds, bear the costs of these advisory fees (see the prospectuses for the Funds for more information). The amount of the payments we receive is based on a percentage of assets of the Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the Policies.

       On August 4, 2017, MetLife, Inc. completed the separation of Brighthouse Financial, Inc. and its subsidiaries ("Brighthouse") where MetLife, Inc. retained an ownership interest of 19.2% common stock outstanding of Brighthouse Financial, Inc. Brighthouse subsidiaries include Brighthouse Investment Advisers, LLC, which serves as the investment adviser for the Brighthouse Funds Trust I and Brighthouse Funds Trust II. We and our affiliated companies have entered into agreements with Brighthouse Investment Advisers, LLC, Brighthouse Funds Trust I and Brighthouse Funds Trust II whereby we receive payments for certain administrative, marketing and support services described in the previous paragraph. Currently, the Funds in Brighthouse Funds Trust I and Brighthouse Funds Trust II are only available in annuity contracts and variable life insurance policies issued by Met Tower Life and its affiliates, as well as Brighthouse Life Insurance Company and its affiliates. As of December 31, 2017, approximately 85% of Fund assets held in separate accounts of Met Tower Life and its affiliates were allocated to Funds in Brighthouse Funds Trust I and Brighthouse Funds Trust II. Should we or Brighthouse Investment Advisers, LLC decide to terminate the agreements, we could be required to find alternative Funds which could have higher or lower costs to Policy Owners. In addition, the amount of payments we receive could cease or be substantially reduced which would have a material impact on our financial statements.

       We select the Funds offered through this Policy based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or subadviser is one of our affiliates or whether the Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment adviser are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliate than those that are not, we may be more inclined to offer portfolios advised by our affiliate in the variable insurance products we issue. We review the Funds periodically and may remove a Fund or limit its availability to new purchase payments and/or transfers of Policy value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy owners. In some cases, we have included Funds based on recommendations made by selling firms. These selling firms may receive payments from the Funds they recommend and may benefit accordingly from the allocation of Policy value to such Funds.

       WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE POLICY VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE FUNDS YOU HAVE CHOSEN.

                                     *****

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Policy Owners of
General American Separate Account Eleven and Board of Directors of
General American Life Insurance Company

OPINION ON THE FINANCIAL STATEMENTS AND FINANCIAL HIGHLIGHTS

We have audited the accompanying statements of assets and liabilities of General American Separate Account Eleven (the "Separate Account") of General American Life Insurance Company (the "Company") comprising each of the individual Divisions listed in Note 2 as of December 31, 2017, the related statements of operations and changes in net assets for the respective stated periods in the three years then ended, the financial highlights in Note 8 for the respective stated periods in the five years then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the Divisions constituting the Separate Account of the Company as of December 31, 2017, the results of their operations and changes in net assets for the respective stated periods in the three years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on the Separate Account's financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of investments owned as of December 31, 2017, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.



/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 23, 2018



We have served as the Separate Account's auditor since 2000.

This page is intentionally left blank.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                    STATEMENTS OF ASSETS AND LIABILITIES
                              DECEMBER 31, 2017


                                             AMERICAN FUNDS
                                              GLOBAL SMALL          AMERICAN FUNDS          AMERICAN FUNDS        BHFTI BRIGHTHOUSE
                                             CAPITALIZATION             GROWTH               GROWTH-INCOME      ASSET ALLOCATION 100
                                                DIVISION               DIVISION                DIVISION               DIVISION
                                         ---------------------   --------------------   ---------------------   --------------------
ASSETS:
   Investments at fair value...........  $           3,802,348   $         18,652,569   $          11,710,351   $             48,230
   Due from General American Life
     Insurance Company.................                     --                     --                       1                     --
                                         ---------------------   --------------------   ---------------------   --------------------
        Total Assets...................              3,802,348             18,652,569              11,710,352                 48,230
                                         ---------------------   --------------------   ---------------------   --------------------
LIABILITIES:
   Accrued fees........................                     51                     34                      20                     --
   Due to General American Life
     Insurance Company.................                      1                      1                      --                     --
                                         ---------------------   --------------------   ---------------------   --------------------
        Total Liabilities..............                     52                     35                      20                     --
                                         ---------------------   --------------------   ---------------------   --------------------

NET ASSETS.............................  $           3,802,296   $         18,652,534   $          11,710,332   $             48,230
                                         =====================   ====================   =====================   ====================


 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2017


                                                                                       BHFTI
                                       BHFTI CLARION       BHFTI CLEARBRIDGE      HARRIS OAKMARK         BHFTI INVESCO
                                    GLOBAL REAL ESTATE     AGGRESSIVE GROWTH       INTERNATIONAL       SMALL CAP GROWTH
                                         DIVISION              DIVISION              DIVISION              DIVISION
                                   --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          3,004,130  $          1,458,808  $          7,943,407  $          1,220,600
   Due from General American Life
     Insurance Company...........                    --                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Assets.............             3,004,130             1,458,808             7,943,407             1,220,600
                                   --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    44                    32                    46                    58
   Due to General American Life
     Insurance Company...........                     1                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Liabilities........                    45                    32                    46                    58
                                   --------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $          3,004,085  $          1,458,776  $          7,943,361  $          1,220,542
                                   ====================  ====================  ====================  ====================

                                           BHFTI                BHFTI                                      BHFTI
                                       MFS RESEARCH        MORGAN STANLEY            BHFTI             T. ROWE PRICE
                                       INTERNATIONAL       MID CAP GROWTH     PIMCO TOTAL RETURN      LARGE CAP VALUE
                                         DIVISION             DIVISION             DIVISION              DIVISION
                                   --------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value.....  $          9,253,974  $         2,105,291  $        10,459,480  $         2,311,993
   Due from General American Life
     Insurance Company...........                    --                   --                   --                   --
                                   --------------------  -------------------  -------------------  -------------------
        Total Assets.............             9,253,974            2,105,291           10,459,480            2,311,993
                                   --------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees..................                    11                   77                   26                   41
   Due to General American Life
     Insurance Company...........                    --                   --                   --                   --
                                   --------------------  -------------------  -------------------  -------------------
        Total Liabilities........                    11                   77                   26                   41
                                   --------------------  -------------------  -------------------  -------------------

NET ASSETS.......................  $          9,253,963  $         2,105,214  $        10,459,454  $         2,311,952
                                   ====================  ===================  ===================  ===================

                                           BHFTI                BHFTI
                                       T. ROWE PRICE      VICTORY SYCAMORE
                                      MID CAP GROWTH        MID CAP VALUE
                                         DIVISION             DIVISION
                                   -------------------  --------------------
ASSETS:
   Investments at fair value.....  $         3,167,024  $          3,913,386
   Due from General American Life
     Insurance Company...........                   --                    --
                                   -------------------  --------------------
        Total Assets.............            3,167,024             3,913,386
                                   -------------------  --------------------
LIABILITIES:
   Accrued fees..................                   40                    33
   Due to General American Life
     Insurance Company...........                   --                     1
                                   -------------------  --------------------
        Total Liabilities........                   40                    34
                                   -------------------  --------------------

NET ASSETS.......................  $         3,166,984  $          3,913,352
                                   ===================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2017


                                          BHFTII                BHFTII                 BHFTII           BHFTII BLACKROCK
                                      BAILLIE GIFFORD          BLACKROCK              BLACKROCK            ULTRA-SHORT
                                    INTERNATIONAL STOCK       BOND INCOME       CAPITAL APPRECIATION        TERM BOND
                                         DIVISION              DIVISION               DIVISION              DIVISION
                                   --------------------  ---------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          2,275,303  $           4,092,121  $          3,080,218  $          4,497,307
   Due from General American Life
     Insurance Company...........                    --                     --                     1                     1
                                   --------------------  ---------------------  --------------------  --------------------
        Total Assets.............             2,275,303              4,092,121             3,080,219             4,497,308
                                   --------------------  ---------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    74                     32                    40                    48
   Due to General American Life
     Insurance Company...........                    --                     --                    --                    --
                                   --------------------  ---------------------  --------------------  --------------------
        Total Liabilities........                    74                     32                    40                    48
                                   --------------------  ---------------------  --------------------  --------------------

NET ASSETS.......................  $          2,275,229  $           4,092,089  $          3,080,179  $          4,497,260
                                   ====================  =====================  ====================  ====================


                                    BHFTII BRIGHTHOUSE     BHFTII BRIGHTHOUSE    BHFTII BRIGHTHOUSE    BHFTII BRIGHTHOUSE
                                    ASSET ALLOCATION 20    ASSET ALLOCATION 40   ASSET ALLOCATION 60   ASSET ALLOCATION 80
                                         DIVISION               DIVISION              DIVISION              DIVISION
                                   --------------------  ---------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $            108,414  $             252,266  $            413,479  $            912,133
   Due from General American Life
     Insurance Company...........                    --                     --                    --                    --
                                   --------------------  ---------------------  --------------------  --------------------
        Total Assets.............               108,414                252,266               413,479               912,133
                                   --------------------  ---------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    --                     --                    --                    --
   Due to General American Life
     Insurance Company...........                    --                     --                    --                    --
                                   --------------------  ---------------------  --------------------  --------------------
        Total Liabilities........                    --                     --                    --                    --
                                   --------------------  ---------------------  --------------------  --------------------

NET ASSETS.......................  $            108,414  $             252,266  $            413,479  $            912,133
                                   ====================  =====================  ====================  ====================

                                           BHFTII
                                     BRIGHTHOUSE/ARTISAN   BHFTII BRIGHTHOUSE/
                                        MID CAP VALUE      WELLINGTON BALANCED
                                          DIVISION              DIVISION
                                   ---------------------  --------------------
ASSETS:
   Investments at fair value.....  $           3,552,034  $         10,120,063
   Due from General American Life
     Insurance Company...........                     --                    --
                                   ---------------------  --------------------
        Total Assets.............              3,552,034            10,120,063
                                   ---------------------  --------------------
LIABILITIES:
   Accrued fees..................                     39                    28
   Due to General American Life
     Insurance Company...........                     --                    --
                                   ---------------------  --------------------
        Total Liabilities........                     39                    28
                                   ---------------------  --------------------

NET ASSETS.......................  $           3,551,995  $         10,120,035
                                   =====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2017


                                    BHFTII BRIGHTHOUSE/
                                        WELLINGTON                                                          BHFTII
                                        CORE EQUITY         BHFTII FRONTIER           BHFTII           METLIFE AGGREGATE
                                       OPPORTUNITIES        MID CAP GROWTH        JENNISON GROWTH         BOND INDEX
                                         DIVISION              DIVISION              DIVISION              DIVISION
                                   --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          5,985,545  $          3,357,360  $         27,987,581  $         13,699,296
   Due from General American Life
     Insurance Company...........                    --                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Assets.............             5,985,545             3,357,360            27,987,581            13,699,296
                                   --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    48                    47                    24                    18
   Due to General American Life
     Insurance Company...........                    --                    --                     1                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Liabilities........                    48                    47                    25                    18
                                   --------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $          5,985,497  $          3,357,313  $         27,987,556  $         13,699,278
                                   ====================  ====================  ====================  ====================


                                          BHFTII                BHFTII
                                      METLIFE MID CAP        METLIFE MSCI         BHFTII METLIFE        BHFTII METLIFE
                                        STOCK INDEX           EAFE INDEX        RUSSELL 2000 INDEX        STOCK INDEX
                                         DIVISION              DIVISION              DIVISION              DIVISION
                                   --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          3,833,538  $          4,942,208  $          3,455,618  $         59,960,841
   Due from General American Life
     Insurance Company...........                    --                    --                     1                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Assets.............             3,833,538             4,942,208             3,455,619            59,960,841
                                   --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    52                    31                    49                     4
   Due to General American Life
     Insurance Company...........                    --                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Liabilities........                    52                    31                    49                     4
                                   --------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $          3,833,486  $          4,942,177  $          3,455,570  $         59,960,837
                                   ====================  ====================  ====================  ====================



                                        BHFTII MFS
                                       TOTAL RETURN       BHFTII MFS VALUE
                                         DIVISION             DIVISION
                                   --------------------  -------------------
ASSETS:
   Investments at fair value.....  $          2,944,634  $         9,338,319
   Due from General American Life
     Insurance Company...........                    --                   --
                                   --------------------  -------------------
        Total Assets.............             2,944,634            9,338,319
                                   --------------------  -------------------
LIABILITIES:
   Accrued fees..................                    45                   27
   Due to General American Life
     Insurance Company...........                    --                    1
                                   --------------------  -------------------
        Total Liabilities........                    45                   28
                                   --------------------  -------------------

NET ASSETS.......................  $          2,944,589  $         9,338,291
                                   ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2017



                                                                                     BHFTII                BHFTII
                                         BHFTII          BHFTII NEUBERGER         T. ROWE PRICE         T. ROWE PRICE
                                      MFS VALUE II        BERMAN GENESIS        LARGE CAP GROWTH      SMALL CAP GROWTH
                                        DIVISION             DIVISION               DIVISION              DIVISION
                                   -------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $         4,928,545  $          8,669,164  $          7,354,259  $          8,016,895
   Due from General American Life
     Insurance Company...........                   --                    --                    --                    --
                                   -------------------  --------------------  --------------------  --------------------
        Total Assets.............            4,928,545             8,669,164             7,354,259             8,016,895
                                   -------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                   32                    26                    10                    26
   Due to General American Life
     Insurance Company...........                   --                    --                    --                    --
                                   -------------------  --------------------  --------------------  --------------------
        Total Liabilities........                   32                    26                    10                    26
                                   -------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $         4,928,513  $          8,669,138  $          7,354,249  $          8,016,869
                                   ===================  ====================  ====================  ====================

                                                            BHFTII WESTERN
                                          BHFTII           ASSET MANAGEMENT      BHFTII WESTERN
                                      VAN ECK GLOBAL        STRATEGIC BOND      ASSET MANAGEMENT        FIDELITY VIP
                                     NATURAL RESOURCES       OPPORTUNITIES       U.S. GOVERNMENT        EQUITY-INCOME
                                         DIVISION              DIVISION             DIVISION              DIVISION
                                   --------------------  --------------------  -------------------  -------------------
ASSETS:
   Investments at fair value.....  $          4,107,902  $          6,950,145  $           723,853  $        15,458,808
   Due from General American Life
     Insurance Company...........                    --                    --                   --                    1
                                   --------------------  --------------------  -------------------  -------------------
        Total Assets.............             4,107,902             6,950,145              723,853           15,458,809
                                   --------------------  --------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees..................                    52                    53                   45                    1
   Due to General American Life
     Insurance Company...........                    --                    --                   --                   --
                                   --------------------  --------------------  -------------------  -------------------
        Total Liabilities........                    52                    53                   45                    1
                                   --------------------  --------------------  -------------------  -------------------

NET ASSETS.......................  $          4,107,850  $          6,950,092  $           723,808  $        15,458,808
                                   ====================  ====================  ===================  ===================



                                                          JPMORGAN INSURANCE
                                   FIDELITY VIP MID CAP     TRUST CORE BOND
                                         DIVISION              DIVISION
                                   --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          4,672,103  $            750,622
   Due from General American Life
     Insurance Company...........                    --                    --
                                   --------------------  --------------------
        Total Assets.............             4,672,103               750,622
                                   --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    51                    59
   Due to General American Life
     Insurance Company...........                    --                     1
                                   --------------------  --------------------
        Total Liabilities........                    51                    60
                                   --------------------  --------------------

NET ASSETS.......................  $          4,672,052  $            750,562
                                   ====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
                              DECEMBER 31, 2017


                                    JPMORGAN INSURANCE          RUSSELL                                     RUSSELL
                                        TRUST SMALL          INTERNATIONAL            RUSSELL           U.S. SMALL CAP
                                         CAP CORE          DEVELOPED MARKETS      STRATEGIC BOND            EQUITY
                                         DIVISION              DIVISION              DIVISION              DIVISION
                                   --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          3,341,203  $          1,542,746  $            893,733  $          1,782,819
   Due from General American Life
     Insurance Company...........                    --                    --                    --                     1
                                   --------------------  --------------------  --------------------  --------------------
        Total Assets.............             3,341,203             1,542,746               893,733             1,782,820
                                   --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    64                    43                    60                    67
   Due to General American Life
     Insurance Company...........                    --                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Liabilities........                    64                    43                    60                    67
                                   --------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $          3,341,139  $          1,542,703  $            893,673  $          1,782,753
                                   ====================  ====================  ====================  ====================


                                          RUSSELL              VANECK VIP
                                   U.S. STRATEGIC EQUITY    EMERGING MARKETS
                                         DIVISION               DIVISION
                                   ---------------------  ---------------------
ASSETS:
   Investments at fair value.....  $           4,090,917  $           5,093,874
   Due from General American Life
     Insurance Company...........                     --                     --
                                   ---------------------  ---------------------
        Total Assets.............              4,090,917              5,093,874
                                   ---------------------  ---------------------
LIABILITIES:
   Accrued fees..................                     33                     36
   Due to General American Life
     Insurance Company...........                     --                      1
                                   ---------------------  ---------------------
        Total Liabilities........                     33                     37
                                   ---------------------  ---------------------

NET ASSETS.......................  $           4,090,884  $           5,093,837
                                   =====================  =====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                          STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                         AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             15,120   $              9,379    $                 --
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                15,564                 16,098                  18,960
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................                 (444)                (6,719)                (18,960)
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                778,254                 405,109
      Realized gains (losses) on sale of investments.......                41,357               (15,540)                  78,853
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................                41,357                762,714                 483,962
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...               807,841              (711,241)               (456,444)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               849,198                 51,473                  27,518
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            848,754   $             44,754    $              8,558
                                                             ====================   ====================    ====================


                                                                                    AMERICAN FUNDS GROWTH
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             87,908   $            123,506   $            102,075
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                74,312                 70,301                 75,298
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................                13,596                 53,205                 26,777
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................             1,686,428              1,466,761              3,547,677
      Realized gains (losses) on sale of investments.......               534,981                214,966                389,196
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................             2,221,409              1,681,727              3,936,873
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...             2,080,715              (331,473)            (2,894,639)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             4,302,124              1,350,254              1,042,234
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          4,315,720   $          1,403,459   $          1,069,011
                                                             ====================   ====================   ====================


                                                                                 AMERICAN FUNDS GROWTH-INCOME
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            153,824   $             145,350   $            142,667
                                                             --------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                42,199                  39,492                 43,842
                                                             --------------------   ---------------------   --------------------
           Net investment income (loss)....................               111,625                 105,858                 98,825
                                                             --------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               714,326               1,121,427              1,601,651
      Realized gains (losses) on sale of investments.......               224,108                 217,979                219,014
                                                             --------------------   ---------------------   --------------------
           Net realized gains (losses).....................               938,434               1,339,406              1,820,665
                                                             --------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,145,870               (373,381)            (1,796,982)
                                                             --------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             2,084,304                 966,025                 23,683
                                                             --------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          2,195,929   $           1,071,883   $            122,508
                                                             ====================   =====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                            BHFTI BRIGHTHOUSE ASSET ALLOCATION 100
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             ---------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $                 647   $              1,022    $                772
                                                             ---------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                     --                     --                      --
                                                             ---------------------   --------------------    --------------------
           Net investment income (loss)....................                    647                  1,022                     772
                                                             ---------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                  2,420                  5,181                   3,741
      Realized gains (losses) on sale of investments.......                    295                    962                     331
                                                             ---------------------   --------------------    --------------------
           Net realized gains (losses).....................                  2,715                  6,143                   4,072
                                                             ---------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...                  5,960                (3,551)                 (5,733)
                                                             ---------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                  8,675                  2,592                 (1,661)
                                                             ---------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $               9,322   $              3,614    $              (889)
                                                             =====================   ====================    ====================


                                                                               BHFTI CLARION GLOBAL REAL ESTATE
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             ---------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             103,821   $              77,055   $            150,322
                                                             ---------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                  7,639                   8,724                  9,245
                                                             ---------------------   ---------------------   --------------------
           Net investment income (loss)....................                 96,182                  68,331                141,077
                                                             ---------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                      --                     --
      Realized gains (losses) on sale of investments.......                 19,244                  94,113                 37,749
                                                             ---------------------   ---------------------   --------------------
           Net realized gains (losses).....................                 19,244                  94,113                 37,749
                                                             ---------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...                177,972                (93,220)              (239,288)
                                                             ---------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                197,216                     893              (201,539)
                                                             ---------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             293,398   $              69,224   $           (60,462)
                                                             =====================   =====================   ====================


                                                                              BHFTI CLEARBRIDGE AGGRESSIVE GROWTH
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             --------------------   ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $             13,122   $               9,112   $              13,429
                                                             --------------------   ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                 6,924                   6,741                   7,573
                                                             --------------------   ---------------------   ---------------------
           Net investment income (loss)....................                 6,198                   2,371                   5,856
                                                             --------------------   ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                      --                      --
      Realized gains (losses) on sale of investments.......                68,756                  71,427                 690,168
                                                             --------------------   ---------------------   ---------------------
           Net realized gains (losses).....................                68,756                  71,427                 690,168
                                                             --------------------   ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...               154,155                (43,287)               (702,277)
                                                             --------------------   ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               222,911                  28,140                (12,109)
                                                             --------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            229,109   $              30,511   $             (6,253)
                                                             ====================   =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             BHFTI HARRIS OAKMARK INTERNATIONAL
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            131,196   $            148,671   $            252,393
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                31,759                 27,377                 31,194
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................                99,437                121,294                221,199
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                416,568                720,780
      Realized gains (losses) on sale of investments.......                60,004              (262,290)                 92,970
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................                60,004                154,278                813,750
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,689,235                143,639            (1,386,571)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................             1,749,239                297,917              (572,821)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $          1,848,676   $            419,211   $          (351,622)
                                                             ====================   ====================   ====================


                                                                               BHFTI INVESCO SMALL CAP GROWTH
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $                 --   $                 --   $              1,428
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                 3,245                  2,917                  3,103
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               (3,245)                (2,917)                (1,675)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               111,604                166,426                232,597
      Realized gains (losses) on sale of investments.......                 (948)                (8,331)                 21,190
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................               110,656                158,095                253,787
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               142,459               (50,274)              (268,144)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               253,115                107,821               (14,357)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            249,870   $            104,904   $           (16,032)
                                                             ====================   ====================   ====================


                                                                              BHFTI MFS RESEARCH INTERNATIONAL
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            181,226   $            190,554   $            320,114
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                56,141                 54,366                 68,824
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               125,085                136,188                251,290
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                     --                     --
      Realized gains (losses) on sale of investments.......                96,658              (240,470)                 67,399
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................                96,658              (240,470)                 67,399
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,966,754               (90,823)              (423,899)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................             2,063,412              (331,293)              (356,500)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $          2,188,497   $          (195,105)   $          (105,210)
                                                             ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                            BHFTI MORGAN STANLEY MID CAP GROWTH
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             6,844   $                 --   $                 --
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                9,208                  7,901                  9,187
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................              (2,364)                (7,901)                (9,187)
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                   --                     --                     --
      Realized gains (losses) on sale of investments.......               62,637                 32,343                 47,980
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................               62,637                 32,343                 47,980
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...              563,488              (179,232)              (141,174)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................              626,125              (146,889)               (93,194)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           623,761   $          (154,790)   $          (102,381)
                                                             ===================   ====================   ====================


                                                                                  BHFTI PIMCO TOTAL RETURN
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            199,256   $            306,253   $            693,908
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                48,959                 51,862                 56,892
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               150,297                254,391                637,016
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                49,596                     --                151,169
      Realized gains (losses) on sale of investments.......              (25,156)              (142,777)               (29,833)
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................                24,440              (142,777)                121,336
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               252,866                198,934              (774,770)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               277,306                 56,157              (653,434)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            427,603   $            310,548   $           (16,418)
                                                             ====================   ====================   ====================


                                                                            BHFTI T. ROWE PRICE LARGE CAP VALUE
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            48,830   $             59,566   $             60,710
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               11,866                 10,620                 10,819
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................               36,964                 48,946                 49,891
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................              184,070                227,017                  7,305
      Realized gains (losses) on sale of investments.......               27,777                 52,848                316,500
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................              211,847                279,865                323,805
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               90,317               (41,435)              (455,584)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................              302,164                238,430              (131,779)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           339,128   $            287,376   $           (81,888)
                                                             ===================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             BHFTI T. ROWE PRICE MID CAP GROWTH
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $                 --   $                  --   $                 --
                                                             --------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                13,959                  13,494                 14,394
                                                             --------------------   ---------------------   --------------------
           Net investment income (loss)....................              (13,959)                (13,494)               (14,394)
                                                             --------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               247,525                 442,361                531,920
      Realized gains (losses) on sale of investments.......                59,859                  53,369                 72,742
                                                             --------------------   ---------------------   --------------------
           Net realized gains (losses).....................               307,384                 495,730                604,662
                                                             --------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...               395,543               (290,932)              (379,732)
                                                             --------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               702,927                 204,798                224,930
                                                             --------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            688,968   $             191,304   $            210,536
                                                             ====================   =====================   ====================


                                                                             BHFTI VICTORY SYCAMORE MID CAP VALUE
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             ---------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              43,336   $             32,057   $              32,247
                                                             ---------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                 17,455                 16,370                  19,128
                                                             ---------------------   --------------------   ---------------------
           Net investment income (loss)....................                 25,881                 15,687                  13,119
                                                             ---------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                171,303                 219,685
      Realized gains (losses) on sale of investments.......                 20,553               (67,586)                 167,606
                                                             ---------------------   --------------------   ---------------------
           Net realized gains (losses).....................                 20,553                103,717                 387,291
                                                             ---------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments...                297,352                399,812               (807,927)
                                                             ---------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                317,905                503,529               (420,636)
                                                             ---------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             343,786   $            519,216   $           (407,517)
                                                             =====================   ====================   =====================


                                                                          BHFTII BAILLIE GIFFORD INTERNATIONAL STOCK
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             ---------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $              24,532   $             29,005    $             31,885
                                                             ---------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                  6,987                  6,271                   6,757
                                                             ---------------------   --------------------    --------------------
           Net investment income (loss)....................                 17,545                 22,734                  25,128
                                                             ---------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                     --                      --
      Realized gains (losses) on sale of investments.......                 21,550               (16,468)                (17,092)
                                                             ---------------------   --------------------    --------------------
           Net realized gains (losses).....................                 21,550               (16,468)                (17,092)
                                                             ---------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...                558,804                 84,434                (51,040)
                                                             ---------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                580,354                 67,966                (68,132)
                                                             ---------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             597,899   $             90,700    $           (43,004)
                                                             =====================   ====================    ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                                BHFTII BLACKROCK BOND INCOME
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            116,078   $             60,489   $             73,313
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                22,650                 14,653                  8,886
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................                93,428                 45,836                 64,427
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                     --                 21,470
      Realized gains (losses) on sale of investments.......               (7,702)                (3,875)                  1,441
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................               (7,702)                (3,875)                 22,911
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...                43,764               (47,132)               (85,628)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................                36,062               (51,007)               (62,717)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            129,490   $            (5,171)   $              1,710
                                                             ====================   ====================   ====================


                                                                            BHFTII BLACKROCK CAPITAL APPRECIATION
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $              3,082   $                 --   $                 --
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                10,327                  9,537                 10,861
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               (7,245)                (9,537)               (10,861)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                68,038                235,690                496,837
      Realized gains (losses) on sale of investments.......               104,287                 60,663                 97,006
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................               172,325                296,353                593,843
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               660,446              (299,992)              (421,432)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               832,771                (3,639)                172,411
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            825,526   $           (13,176)   $            161,550
                                                             ====================   ====================   ====================


                                                                           BHFTII BLACKROCK ULTRA-SHORT TERM BOND
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             16,364   $              3,618   $                179
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                21,878                 24,233                 25,557
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               (5,514)               (20,615)               (25,378)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    95                     97                     --
      Realized gains (losses) on sale of investments.......                 3,985                  1,569                     --
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................                 4,080                  1,666                     --
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...                20,890                 12,277                     --
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................                24,970                 13,943                     --
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $             19,456   $            (6,672)   $           (25,378)
                                                             ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             BHFTII BRIGHTHOUSE ASSET ALLOCATION 20
                                                                                            DIVISION
                                                             ----------------------------------------------------------------------
                                                                     2017                     2016                    2015
                                                             ---------------------   ---------------------    ---------------------
INVESTMENT INCOME:
      Dividends............................................  $               2,607   $               3,740    $               2,493
                                                             ---------------------   ---------------------    ---------------------
EXPENSES:
      Mortality and expense risk charges...................                     --                      --                       --
                                                             ---------------------   ---------------------    ---------------------
           Net investment income (loss)....................                  2,607                   3,740                    2,493
                                                             ---------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                  1,793                   3,595                    3,330
      Realized gains (losses) on sale of investments.......                   (77)                    (58)                       80
                                                             ---------------------   ---------------------    ---------------------
           Net realized gains (losses).....................                  1,716                   3,537                    3,410
                                                             ---------------------   ---------------------    ---------------------
      Change in unrealized gains (losses) on investments...                  3,429                 (2,226)                  (6,137)
                                                             ---------------------   ---------------------    ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                  5,145                   1,311                  (2,727)
                                                             ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $               7,752   $               5,051    $               (234)
                                                             =====================   =====================    =====================


                                                                            BHFTII BRIGHTHOUSE ASSET ALLOCATION 40
                                                                                           DIVISION
                                                             ---------------------------------------------------------------------
                                                                     2017                    2016                     2015
                                                             ---------------------   ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $               5,349   $               8,469   $               1,066
                                                             ---------------------   ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                     --                      --                      --
                                                             ---------------------   ---------------------   ---------------------
           Net investment income (loss)....................                  5,349                   8,469                   1,066
                                                             ---------------------   ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                  7,395                  14,440                  12,280
      Realized gains (losses) on sale of investments.......                  (382)                   (275)                    (93)
                                                             ---------------------   ---------------------   ---------------------
           Net realized gains (losses).....................                  7,013                  14,165                  12,187
                                                             ---------------------   ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...                 12,945                 (8,803)                (19,736)
                                                             ---------------------   ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                 19,958                   5,362                 (7,549)
                                                             ---------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $              25,307   $              13,831   $             (6,483)
                                                             =====================   =====================   =====================


                                                                             BHFTII BRIGHTHOUSE ASSET ALLOCATION 60
                                                                                            DIVISION
                                                             ----------------------------------------------------------------------
                                                                     2017                     2016                    2015
                                                             ---------------------   ---------------------    ---------------------
INVESTMENT INCOME:
      Dividends............................................  $               7,315   $              10,465    $               2,614
                                                             ---------------------   ---------------------    ---------------------
EXPENSES:
      Mortality and expense risk charges...................                     --                      --                       --
                                                             ---------------------   ---------------------    ---------------------
           Net investment income (loss)....................                  7,315                  10,465                    2,614
                                                             ---------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                 14,690                  27,755                   22,724
      Realized gains (losses) on sale of investments.......                    250                     142                   33,408
                                                             ---------------------   ---------------------    ---------------------
           Net realized gains (losses).....................                 14,940                  27,897                   56,132
                                                             ---------------------   ---------------------    ---------------------
      Change in unrealized gains (losses) on investments...                 29,679                (16,166)                 (56,186)
                                                             ---------------------   ---------------------    ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                 44,619                  11,731                     (54)
                                                             ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $              51,934   $              22,196    $               2,560
                                                             =====================   =====================    =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                            BHFTII BRIGHTHOUSE ASSET ALLOCATION 80
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------   ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $             14,834   $              22,881   $               4,019
                                                             --------------------   ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                    --                      --                      --
                                                             --------------------   ---------------------   ---------------------
           Net investment income (loss)....................                14,834                  22,881                   4,019
                                                             --------------------   ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                45,573                  84,499                  34,263
      Realized gains (losses) on sale of investments.......                 9,748                  13,417                   4,416
                                                             --------------------   ---------------------   ---------------------
           Net realized gains (losses).....................                55,321                  97,916                  38,679
                                                             --------------------   ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...                79,824                (61,134)                (54,209)
                                                             --------------------   ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               135,145                  36,782                (15,530)
                                                             --------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            149,979   $              59,663   $            (11,511)
                                                             ====================   =====================   =====================


                                                                           BHFTII BRIGHTHOUSE/ARTISAN MID CAP VALUE
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                      2017                   2016                    2015
                                                             ---------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $              24,071   $              37,800   $             39,521
                                                             ---------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                 13,041                  12,052                 13,354
                                                             ---------------------   ---------------------   --------------------
           Net investment income (loss)....................                 11,030                  25,748                 26,167
                                                             ---------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                 376,674                417,037
      Realized gains (losses) on sale of investments.......                 60,211                   5,740                 63,232
                                                             ---------------------   ---------------------   --------------------
           Net realized gains (losses).....................                 60,211                 382,414                480,269
                                                             ---------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...                339,435                 264,858              (831,669)
                                                             ---------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                399,646                 647,272              (351,400)
                                                             ---------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             410,676   $             673,020   $          (325,233)
                                                             =====================   =====================   ====================


                                                                            BHFTII BRIGHTHOUSE/WELLINGTON BALANCED
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------   ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $            187,694   $             208,079   $             157,345
                                                             --------------------   ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                56,350                  44,467                  44,177
                                                             --------------------   ---------------------   ---------------------
           Net investment income (loss)....................               131,344                 163,612                 113,168
                                                             --------------------   ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               236,175                 351,414               1,348,056
      Realized gains (losses) on sale of investments.......                95,977                 119,362                 168,350
                                                             --------------------   ---------------------   ---------------------
           Net realized gains (losses).....................               332,152                 470,776               1,516,406
                                                             --------------------   ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...               853,760               (135,374)             (1,462,562)
                                                             --------------------   ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             1,185,912                 335,402                  53,844
                                                             --------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          1,317,256   $             499,014   $             167,012
                                                             ====================   =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                    BHFTII BRIGHTHOUSE/WELLINGTON CORE EQUITY OPPORTUNITIES
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------    --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             86,951    $            101,444   $             95,607
                                                             --------------------    --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                21,707                  20,721                 21,187
                                                             --------------------    --------------------   --------------------
           Net investment income (loss)....................                65,244                  80,723                 74,420
                                                             --------------------    --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               205,212                 277,052              1,839,176
      Realized gains (losses) on sale of investments.......                15,939                (89,709)                 37,815
                                                             --------------------    --------------------   --------------------
           Net realized gains (losses).....................               221,151                 187,343              1,876,991
                                                             --------------------    --------------------   --------------------
      Change in unrealized gains (losses) on investments...               713,120                 121,024            (1,850,670)
                                                             --------------------    --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               934,271                 308,367                 26,321
                                                             --------------------    --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            999,515    $            389,090   $            100,741
                                                             ====================    ====================   ====================


                                                                               BHFTII FRONTIER MID CAP GROWTH
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $                 --   $                 --   $                 --
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                21,515                 20,381                 23,259
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................              (21,515)               (20,381)               (23,259)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                81,761                391,022                463,328
      Realized gains (losses) on sale of investments.......               152,646                 74,041                130,430
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................               234,407                465,063                593,758
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               523,297              (286,708)              (476,786)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               757,704                178,355                116,972
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            736,189   $            157,974   $             93,713
                                                             ====================   ====================   ====================


                                                                                   BHFTII JENNISON GROWTH
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             81,209   $             70,398   $             71,978
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               174,087                156,421                180,974
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................              (92,878)               (86,023)              (108,996)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................             1,810,961              3,115,503              3,971,059
      Realized gains (losses) on sale of investments.......               448,919                199,303                760,787
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................             2,259,880              3,314,806              4,731,846
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...             5,682,678            (3,419,832)            (2,060,648)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             7,942,558              (105,026)              2,671,198
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          7,849,680   $          (191,049)   $          2,562,202
                                                             ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                            BHFTII METLIFE AGGREGATE BOND INDEX
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $           401,524   $            388,718   $            416,941
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               85,776                 88,106                 89,982
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................              315,748                300,612                326,959
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                   --                     --                     --
      Realized gains (losses) on sale of investments.......              (1,761)                 18,120                 21,767
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................              (1,761)                 18,120                 21,767
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               44,573               (77,577)              (396,378)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               42,812               (59,457)              (374,611)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           358,560   $            241,155   $           (47,652)
                                                             ===================   ====================   ====================


                                                                            BHFTII METLIFE MID CAP STOCK INDEX
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            47,352   $             26,432   $             26,538
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               10,408                  8,987                  8,991
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................               36,944                 17,445                 17,547
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................              215,851                158,705                144,250
      Realized gains (losses) on sale of investments.......               28,355                 25,304                271,750
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................              244,206                184,009                416,000
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...              191,763                180,914              (480,822)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................              435,969                364,923               (64,822)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           472,913   $            382,368   $           (47,275)
                                                             ===================   ====================   ====================


                                                                              BHFTII METLIFE MSCI EAFE INDEX
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $           121,962   $            103,171   $            144,319
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               24,542                 22,035                 25,232
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................               97,420                 81,136                119,087
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                   --                     --                     --
      Realized gains (losses) on sale of investments.......               58,406                  4,142                 65,063
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................               58,406                  4,142                 65,063
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...              818,791               (50,058)              (237,706)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................              877,197               (45,916)              (172,643)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           974,617   $             35,220   $           (53,556)
                                                             ===================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                              BHFTII METLIFE RUSSELL 2000 INDEX
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             39,345   $             41,503    $             43,761
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                14,336                 13,329                  16,029
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................                25,009                 28,174                  27,732
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               129,057                174,764                 207,375
      Realized gains (losses) on sale of investments.......               139,118                143,321                 185,460
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................               268,175                318,085                 392,835
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...               148,566                236,931               (573,131)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               416,741                555,016               (180,296)
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            441,750   $            583,190    $          (152,564)
                                                             ====================   ====================    ====================


                                                                                 BHFTII METLIFE STOCK INDEX
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $            998,595   $          1,028,948   $             991,259
                                                             --------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................               331,301                303,209                 330,673
                                                             --------------------   --------------------   ---------------------
           Net investment income (loss)....................               667,294                725,739                 660,586
                                                             --------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................             1,569,540              2,255,946               2,384,414
      Realized gains (losses) on sale of investments.......             1,844,507              1,668,618               3,150,123
                                                             --------------------   --------------------   ---------------------
           Net realized gains (losses).....................             3,414,047              3,924,564               5,534,537
                                                             --------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments...             6,588,528                724,662             (5,754,918)
                                                             --------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................            10,002,575              4,649,226               (220,381)
                                                             --------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $         10,669,869   $          5,374,965   $             440,205
                                                             ====================   ====================   =====================


                                                                                   BHFTII MFS TOTAL RETURN
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             72,570   $             82,051    $             86,747
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                15,388                 15,701                  16,503
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................                57,182                 66,350                  70,244
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               148,934                117,195                      --
      Realized gains (losses) on sale of investments.......                64,847                132,172                  38,051
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................               213,781                249,367                  38,051
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...                50,500               (64,607)               (128,963)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               264,281                184,760                (90,912)
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            321,463   $            251,110    $           (20,668)
                                                             ====================   ====================    ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                                     BHFTII MFS VALUE
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $           180,020   $            154,264   $            190,886
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               49,469                 43,825                 44,945
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................              130,551                110,439                145,941
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................              531,486                615,342              1,096,736
      Realized gains (losses) on sale of investments.......               43,373               (68,419)                741,069
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................              574,859                546,923              1,837,805
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...              645,393                253,948            (2,085,181)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................            1,220,252                800,871              (247,376)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $         1,350,803   $            911,310   $          (101,435)
                                                             ===================   ====================   ====================


                                                                                     BHFTII MFS VALUE II
                                                                                          DIVISION
                                                             -----------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   -------------------
INVESTMENT INCOME:
      Dividends............................................  $            125,360   $             74,678   $            91,205
                                                             --------------------   --------------------   -------------------
EXPENSES:
      Mortality and expense risk charges...................                30,501                 29,393                33,273
                                                             --------------------   --------------------   -------------------
           Net investment income (loss)....................                94,859                 45,285                57,932
                                                             --------------------   --------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                341,314               408,128
      Realized gains (losses) on sale of investments.......              (26,868)              (111,743)              (44,277)
                                                             --------------------   --------------------   -------------------
           Net realized gains (losses).....................              (26,868)                229,571               363,851
                                                             --------------------   --------------------   -------------------
      Change in unrealized gains (losses) on investments...               257,084                479,870             (752,133)
                                                             --------------------   --------------------   -------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               230,216                709,441             (388,282)
                                                             --------------------   --------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            325,075   $            754,726   $         (330,350)
                                                             ====================   ====================   ===================


                                                                               BHFTII NEUBERGER BERMAN GENESIS
                                                                                          DIVISION
                                                             -----------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   -------------------
INVESTMENT INCOME:
      Dividends............................................  $             34,899   $             36,124   $            37,126
                                                             --------------------   --------------------   -------------------
EXPENSES:
      Mortality and expense risk charges...................                46,413                 42,345                48,439
                                                             --------------------   --------------------   -------------------
           Net investment income (loss)....................              (11,514)                (6,221)              (11,313)
                                                             --------------------   --------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               692,292                     --                    --
      Realized gains (losses) on sale of investments.......               357,566                453,637               366,420
                                                             --------------------   --------------------   -------------------
           Net realized gains (losses).....................             1,049,858                453,637               366,420
                                                             --------------------   --------------------   -------------------
      Change in unrealized gains (losses) on investments...               159,525                861,100             (356,362)
                                                             --------------------   --------------------   -------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................             1,209,383              1,314,737                10,058
                                                             --------------------   --------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $          1,197,869   $          1,308,516   $           (1,255)
                                                             ====================   ====================   ===================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             BHFTII T. ROWE PRICE LARGE CAP GROWTH
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------    --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             19,629    $              3,198   $              6,938
                                                             --------------------    --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                26,159                  22,806                 25,310
                                                             --------------------    --------------------   --------------------
           Net investment income (loss)....................               (6,530)                (19,608)               (18,372)
                                                             --------------------    --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               386,850                 665,873                887,454
      Realized gains (losses) on sale of investments.......                54,433                   4,035                124,466
                                                             --------------------    --------------------   --------------------
           Net realized gains (losses).....................               441,283                 669,908              1,011,920
                                                             --------------------    --------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,315,448               (657,494)              (541,770)
                                                             --------------------    --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             1,756,731                  12,414                470,150
                                                             --------------------    --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          1,750,201    $            (7,194)   $            451,778
                                                             ====================    ====================   ====================


                                                                            BHFTII T. ROWE PRICE SMALL CAP GROWTH
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             22,559   $             15,644    $              9,423
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                39,628                 32,689                  37,993
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................              (17,069)               (17,045)                (28,570)
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               416,582                745,099                 591,705
      Realized gains (losses) on sale of investments.......               277,815                225,407                 392,599
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................               694,397                970,506                 984,304
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...               789,248              (297,835)               (777,293)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             1,483,645                672,671                 207,011
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          1,466,576   $            655,626    $            178,441
                                                             ====================   ====================    ====================


                                                                           BHFTII VAN ECK GLOBAL NATURAL RESOURCES
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              4,257   $             32,627   $              25,042
                                                             --------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                21,505                 21,451                  24,345
                                                             --------------------   --------------------   ---------------------
           Net investment income (loss)....................              (17,248)                 11,176                     697
                                                             --------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                     --                      --
      Realized gains (losses) on sale of investments.......              (96,669)              (266,985)               (218,089)
                                                             --------------------   --------------------   ---------------------
           Net realized gains (losses).....................              (96,669)              (266,985)               (218,089)
                                                             --------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments...                60,091              1,653,307             (1,446,457)
                                                             --------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................              (36,578)              1,386,322             (1,664,546)
                                                             --------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $           (53,826)   $          1,397,498   $         (1,663,849)
                                                             ====================   ====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                         BHFTII WESTERN ASSET
                                                                MANAGEMENT STRATEGIC BOND OPPORTUNITIES
                                                                               DIVISION
                                                             --------------------------------------------
                                                                     2017                  2016 (a)
                                                             --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $            256,257    $             97,900
                                                             --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                35,694                  22,646
                                                             --------------------    --------------------
           Net investment income (loss)....................               220,563                  75,254
                                                             --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                      --
      Realized gains (losses) on sale of investments.......                33,679                  12,923
                                                             --------------------    --------------------
           Net realized gains (losses).....................                33,679                  12,923
                                                             --------------------    --------------------
      Change in unrealized gains (losses) on investments...               229,611                 184,899
                                                             --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               263,290                 197,822
                                                             --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            483,853    $            273,076
                                                             ====================    ====================



                                                                       BHFTII WESTERN ASSET MANAGEMENT U.S. GOVERNMENT
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             18,877   $             15,336    $             25,111
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                 2,929                  2,291                   2,794
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................                15,948                 13,045                  22,317
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                     --                      --
      Realized gains (losses) on sale of investments.......                 (752)                (1,395)                 (1,768)
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................                 (752)                (1,395)                 (1,768)
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...               (7,363)                  4,332                (16,976)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               (8,115)                  2,937                (18,744)
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $              7,833   $             15,982    $              3,573
                                                             ====================   ====================    ====================



                                                                                  FIDELITY VIP EQUITY-INCOME
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            254,352   $             320,613   $            495,388
                                                             --------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                96,459                  92,775                100,658
                                                             --------------------   ---------------------   --------------------
           Net investment income (loss)....................               157,893                 227,838                394,730
                                                             --------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               309,975                 964,441              1,496,073
      Realized gains (losses) on sale of investments.......                88,011               (111,757)                 34,354
                                                             --------------------   ---------------------   --------------------
           Net realized gains (losses).....................               397,986                 852,684              1,530,427
                                                             --------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,177,762               1,277,548            (2,639,815)
                                                             --------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             1,575,748               2,130,232            (1,109,388)
                                                             --------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          1,733,641   $           2,358,070   $          (714,658)
                                                             ====================   =====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                                     FIDELITY VIP MID CAP
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------    --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $             30,757    $             20,410   $              23,403
                                                             --------------------    --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                25,229                  24,064                  28,152
                                                             --------------------    --------------------   ---------------------
           Net investment income (loss)....................                 5,528                 (3,654)                 (4,749)
                                                             --------------------    --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               201,360                 272,451                 612,064
      Realized gains (losses) on sale of investments.......                85,404                  39,317                 131,710
                                                             --------------------    --------------------   ---------------------
           Net realized gains (losses).....................               286,764                 311,768                 743,774
                                                             --------------------    --------------------   ---------------------
      Change in unrealized gains (losses) on investments...               527,778                 155,735               (795,687)
                                                             --------------------    --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               814,542                 467,503                (51,913)
                                                             --------------------    --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            820,070    $            463,849   $            (56,662)
                                                             ====================    ====================   =====================


                                                                              JPMORGAN INSURANCE TRUST CORE BOND
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                      2017                   2016                    2015
                                                             ---------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              18,897   $             19,307   $              30,525
                                                             ---------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                  3,796                  3,856                   4,423
                                                             ---------------------   --------------------   ---------------------
           Net investment income (loss)....................                 15,101                 15,451                  26,102
                                                             ---------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                     --                      --
      Realized gains (losses) on sale of investments.......                  (748)                (1,000)                 (1,941)
                                                             ---------------------   --------------------   ---------------------
           Net realized gains (losses).....................                  (748)                (1,000)                 (1,941)
                                                             ---------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments...                  7,512                  (657)                (19,927)
                                                             ---------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                  6,764                (1,657)                (21,868)
                                                             ---------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $              21,865   $             13,794   $               4,234
                                                             =====================   ====================   =====================


                                                                            JPMORGAN INSURANCE TRUST SMALL CAP CORE
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------    --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $              9,006    $             11,087   $              4,187
                                                             --------------------    --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                11,456                   9,976                 11,077
                                                             --------------------    --------------------   --------------------
           Net investment income (loss)....................               (2,450)                   1,111                (6,890)
                                                             --------------------    --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                19,772                 173,271                295,568
      Realized gains (losses) on sale of investments.......                71,832                 166,566                151,620
                                                             --------------------    --------------------   --------------------
           Net realized gains (losses).....................                91,604                 339,837                447,188
                                                             --------------------    --------------------   --------------------
      Change in unrealized gains (losses) on investments...               328,670                   1,666              (621,720)
                                                             --------------------    --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               420,274                 341,503              (174,532)
                                                             --------------------    --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            417,824    $            342,614   $          (181,422)
                                                             ====================    ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             RUSSELL INTERNATIONAL DEVELOPED MARKETS
                                                                                            DIVISION
                                                            -----------------------------------------------------------------------
                                                                     2017                     2016                     2015
                                                            ----------------------   ---------------------    ---------------------
INVESTMENT INCOME:
       Dividends..........................................  $               38,103   $              44,466    $              18,345
                                                            ----------------------   ---------------------    ---------------------
EXPENSES:
       Mortality and expense risk charges.................                   8,092                   8,473                    9,313
                                                            ----------------------   ---------------------    ---------------------
            Net investment income (loss)..................                  30,011                  35,993                    9,032
                                                            ----------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
       Realized gain distributions........................                  51,158                      --                       --
       Realized gains (losses) on sale of investments.....                  21,564                  30,847                   18,277
                                                            ----------------------   ---------------------    ---------------------
            Net realized gains (losses)...................                  72,722                  30,847                   18,277
                                                            ----------------------   ---------------------    ---------------------
       Change in unrealized gains (losses) on investments.                 209,463                (39,455)                 (51,390)
                                                            ----------------------   ---------------------    ---------------------
       Net realized and changes in unrealized gains (losses)
         on investments...................................                 282,185                 (8,608)                 (33,113)
                                                            ----------------------   ---------------------    ---------------------
       Net increase (decrease) in net assets resulting
         from operations..................................  $              312,196   $              27,385    $            (24,081)
                                                            ======================   =====================    =====================


                                                                                     RUSSELL STRATEGIC BOND
                                                                                            DIVISION
                                                            ------------------------------------------------------------------------
                                                                     2017                     2016                     2015
                                                            ----------------------   ----------------------   ----------------------
INVESTMENT INCOME:
       Dividends..........................................  $               12,727   $               17,013   $               26,477
                                                            ----------------------   ----------------------   ----------------------
EXPENSES:
       Mortality and expense risk charges.................                   5,469                    6,422                    6,749
                                                            ----------------------   ----------------------   ----------------------
            Net investment income (loss)..................                   7,258                   10,591                   19,728
                                                            ----------------------   ----------------------   ----------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
       Realized gain distributions........................                      --                   27,119                   12,843
       Realized gains (losses) on sale of investments.....                 (1,391)                    2,093                      874
                                                            ----------------------   ----------------------   ----------------------
            Net realized gains (losses)...................                 (1,391)                   29,212                   13,717
                                                            ----------------------   ----------------------   ----------------------
       Change in unrealized gains (losses) on investments.                  25,589                 (10,512)                 (41,255)
                                                            ----------------------   ----------------------   ----------------------
       Net realized and changes in unrealized gains (losses)
         on investments...................................                  24,198                   18,700                 (27,538)
                                                            ----------------------   ----------------------   ----------------------
       Net increase (decrease) in net assets resulting
         from operations..................................  $               31,456   $               29,291   $              (7,810)
                                                            ======================   ======================   ======================


                                                                                  RUSSELL U.S. SMALL CAP EQUITY
                                                                                            DIVISION
                                                            -----------------------------------------------------------------------
                                                                     2017                     2016                     2015
                                                            ----------------------   ---------------------    ---------------------
INVESTMENT INCOME:
       Dividends..........................................  $                3,051   $              12,990    $              11,352
                                                            ----------------------   ---------------------    ---------------------
EXPENSES:
       Mortality and expense risk charges.................                   9,638                   9,144                   10,125
                                                            ----------------------   ---------------------    ---------------------
            Net investment income (loss)..................                 (6,587)                   3,846                    1,227
                                                            ----------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
       Realized gain distributions........................                 115,656                     858                  154,225
       Realized gains (losses) on sale of investments.....                  29,365                  11,311                   13,018
                                                            ----------------------   ---------------------    ---------------------
            Net realized gains (losses)...................                 145,021                  12,169                  167,243
                                                            ----------------------   ---------------------    ---------------------
       Change in unrealized gains (losses) on investments.                 100,755                 248,974                (300,458)
                                                            ----------------------   ---------------------    ---------------------
       Net realized and changes in unrealized gains (losses)
         on investments...................................                 245,776                 261,143                (133,215)
                                                            ----------------------   ---------------------    ---------------------
       Net increase (decrease) in net assets resulting
         from operations..................................  $              239,189   $             264,989    $           (131,988)
                                                            ======================   =====================    =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONCLUDED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                                  RUSSELL U.S. STRATEGIC EQUITY
                                                                                            DIVISION
                                                             ----------------------------------------------------------------------
                                                                      2017                    2016                    2015
                                                             ---------------------   ---------------------    ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              39,412   $              38,106    $              30,646
                                                             ---------------------   ---------------------    ---------------------
EXPENSES:
      Mortality and expense risk charges...................                 22,315                  21,434                   22,287
                                                             ---------------------   ---------------------    ---------------------
           Net investment income (loss)....................                 17,097                  16,672                    8,359
                                                             ---------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                378,230                 225,502                  313,207
      Realized gains (losses) on sale of investments.......                 55,257                  88,713                   45,490
                                                             ---------------------   ---------------------    ---------------------
           Net realized gains (losses).....................                433,487                 314,215                  358,697
                                                             ---------------------   ---------------------    ---------------------
      Change in unrealized gains (losses) on investments...                253,931                  15,350                (348,438)
                                                             ---------------------   ---------------------    ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                687,418                 329,565                   10,259
                                                             ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             704,515   $             346,237    $              18,618
                                                             =====================   =====================    =====================


                                                                                   VANECK VIP EMERGING MARKETS
                                                                                            DIVISION
                                                             ----------------------------------------------------------------------
                                                                      2017                    2016                    2015
                                                             ---------------------    ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              14,924    $              19,433   $              27,015
                                                             ---------------------    ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                 15,293                   13,411                  16,334
                                                             ---------------------    ---------------------   ---------------------
           Net investment income (loss)....................                  (369)                    6,022                  10,681
                                                             ---------------------    ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                   21,052                 266,571
      Realized gains (losses) on sale of investments.......                 33,302                (288,559)                (24,212)
                                                             ---------------------    ---------------------   ---------------------
           Net realized gains (losses).....................                 33,302                (267,507)                 242,359
                                                             ---------------------    ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...              1,574,155                  288,392               (973,993)
                                                             ---------------------    ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................              1,607,457                   20,885               (731,634)
                                                             ---------------------    ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $           1,607,088    $              26,907   $           (720,953)
                                                             =====================    =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                     STATEMENTS OF CHANGES IN NET ASSETS
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                     AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              (444)   $            (6,719)   $           (18,960)
   Net realized gains (losses).........................                41,357                762,714                483,962
   Change in unrealized gains (losses) on investments..               807,841              (711,241)              (456,444)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               848,754                 44,754                  8,558
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               157,039                174,030                209,666
   Net transfers (including fixed account).............             (489,820)              (804,093)                365,247
   Policy charges......................................             (155,094)              (191,524)              (216,755)
   Transfers for Policy benefits and terminations......             (321,268)              (293,219)              (247,095)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (809,143)            (1,114,806)                111,063
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............                39,611            (1,070,052)                119,621
NET ASSETS:
   Beginning of year...................................             3,762,685              4,832,737              4,713,116
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          3,802,296   $          3,762,685   $          4,832,737
                                                         ====================   ====================   ====================

                                                                                AMERICAN FUNDS GROWTH
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------    -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             13,596   $             53,205    $            26,777
   Net realized gains (losses).........................             2,221,409              1,681,727              3,936,873
   Change in unrealized gains (losses) on investments..             2,080,715              (331,473)            (2,894,639)
                                                         --------------------   --------------------    -------------------
     Net increase (decrease) in net assets resulting
        from operations................................             4,315,720              1,403,459              1,069,011
                                                         --------------------   --------------------    -------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               767,596                830,232                960,812
   Net transfers (including fixed account).............             (865,480)              (518,352)              (729,180)
   Policy charges......................................             (693,537)              (692,655)              (758,489)
   Transfers for Policy benefits and terminations......           (1,429,251)            (1,222,645)              (653,372)
                                                         --------------------   --------------------    -------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (2,220,672)            (1,603,420)            (1,180,229)
                                                         --------------------   --------------------    -------------------
     Net increase (decrease) in net assets.............             2,095,048              (199,961)              (111,218)
NET ASSETS:
   Beginning of year...................................            16,557,486             16,757,447             16,868,665
                                                         --------------------   --------------------    -------------------
   End of year.........................................  $         18,652,534   $         16,557,486    $        16,757,447
                                                         ====================   ====================    ===================

                                                                            AMERICAN FUNDS GROWTH-INCOME
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         -------------------    --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           111,625    $            105,858   $             98,825
   Net realized gains (losses).........................              938,434               1,339,406              1,820,665
   Change in unrealized gains (losses) on investments..            1,145,870               (373,381)            (1,796,982)
                                                         -------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................            2,195,929               1,071,883                122,508
                                                         -------------------    --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              489,656                 528,275                588,440
   Net transfers (including fixed account).............            (174,668)               (580,379)              (245,740)
   Policy charges......................................            (423,868)               (415,436)              (452,321)
   Transfers for Policy benefits and terminations......            (611,624)               (920,226)              (408,414)
                                                         -------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            (720,504)             (1,387,766)              (518,035)
                                                         -------------------    --------------------   --------------------
     Net increase (decrease) in net assets.............            1,475,425               (315,883)              (395,527)
NET ASSETS:
   Beginning of year...................................           10,234,907              10,550,790             10,946,317
                                                         -------------------    --------------------   --------------------
   End of year.........................................  $        11,710,332    $         10,234,907   $         10,550,790
                                                         ===================    ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                        BHFTI BRIGHTHOUSE ASSET ALLOCATION 100
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                    2015
                                                         --------------------    --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $                647    $              1,022   $                 772
   Net realized gains (losses).........................                 2,715                   6,143                   4,072
   Change in unrealized gains (losses) on investments..                 5,960                 (3,551)                 (5,733)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................                 9,322                   3,614                   (889)
                                                         --------------------    --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                   271                     271                   3,442
   Net transfers (including fixed account).............                    16                 (7,962)                   2,830
   Policy charges......................................               (1,783)                 (1,794)                 (2,031)
   Transfers for Policy benefits and terminations......               (1,515)                   (801)                    (29)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               (3,011)                (10,286)                   4,212
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets.............                 6,311                 (6,672)                   3,323
NET ASSETS:
   Beginning of year...................................                41,919                  48,591                  45,268
                                                         --------------------    --------------------   ---------------------
   End of year.........................................  $             48,230    $             41,919   $              48,591
                                                         ====================    ====================   =====================

                                                                           BHFTI CLARION GLOBAL REAL ESTATE
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------   ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             96,182   $              68,331   $             141,077
   Net realized gains (losses).........................                19,244                  94,113                  37,749
   Change in unrealized gains (losses) on investments..               177,972                (93,220)               (239,288)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................               293,398                  69,224                (60,462)
                                                         --------------------   ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                77,723                  72,697                  71,590
   Net transfers (including fixed account).............              (53,852)               (568,321)                  18,073
   Policy charges......................................              (99,538)               (108,794)               (108,684)
   Transfers for Policy benefits and terminations......              (48,439)                      --                (96,753)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (124,106)               (604,418)               (115,774)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets.............               169,292               (535,194)               (176,236)
NET ASSETS:
   Beginning of year...................................             2,834,793               3,369,987               3,546,223
                                                         --------------------   ---------------------   ---------------------
   End of year.........................................  $          3,004,085   $           2,834,793   $           3,369,987
                                                         ====================   =====================   =====================

                                                                          BHFTI CLEARBRIDGE AGGRESSIVE GROWTH
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                    2015
                                                         --------------------    --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              6,198    $              2,371   $               5,856
   Net realized gains (losses).........................                68,756                  71,427                 690,168
   Change in unrealized gains (losses) on investments..               154,155                (43,287)               (702,277)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................               229,109                  30,511                 (6,253)
                                                         --------------------    --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                72,482                  72,976                  81,096
   Net transfers (including fixed account).............              (12,379)                (91,266)             (1,455,033)
   Policy charges......................................              (70,750)                (72,833)               (102,818)
   Transfers for Policy benefits and terminations......             (100,058)                (25,128)                (29,195)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (110,705)               (116,251)             (1,505,950)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets.............               118,404                (85,740)             (1,512,203)
NET ASSETS:
   Beginning of year...................................             1,340,372               1,426,112               2,938,315
                                                         --------------------    --------------------   ---------------------
   End of year.........................................  $          1,458,776    $          1,340,372   $           1,426,112
                                                         ====================    ====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                         BHFTI HARRIS OAKMARK INTERNATIONAL
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             99,437   $            121,294   $            221,199
   Net realized gains (losses).........................                60,004                154,278                813,750
   Change in unrealized gains (losses) on investments..             1,689,235                143,639            (1,386,571)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,848,676                419,211              (351,622)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               270,612                272,674                291,531
   Net transfers (including fixed account).............               100,407            (1,022,351)              (213,410)
   Policy charges......................................             (292,798)              (276,123)              (288,125)
   Transfers for Policy benefits and terminations......             (164,112)              (310,861)              (266,994)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (85,891)            (1,336,661)              (476,998)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             1,762,785              (917,450)              (828,620)
NET ASSETS:
   Beginning of year...................................             6,180,576              7,098,026              7,926,646
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          7,943,361   $          6,180,576   $          7,098,026
                                                         ====================   ====================   ====================

                                                                           BHFTI INVESCO SMALL CAP GROWTH
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (3,245)   $            (2,917)   $            (1,675)
   Net realized gains (losses).........................               110,656                158,095                253,787
   Change in unrealized gains (losses) on investments..               142,459               (50,274)              (268,144)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               249,870                104,904               (16,032)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                43,445                 44,153                 45,753
   Net transfers (including fixed account).............               (9,268)               (35,143)               (16,877)
   Policy charges......................................              (34,336)               (34,190)               (36,099)
   Transfers for Policy benefits and terminations......              (17,491)               (18,398)               (17,079)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (17,650)               (43,578)               (24,302)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               232,220                 61,326               (40,334)
NET ASSETS:
   Beginning of year...................................               988,322                926,996                967,330
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          1,220,542   $            988,322   $            926,996
                                                         ====================   ====================   ====================

                                                                          BHFTI MFS RESEARCH INTERNATIONAL
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            125,085   $            136,188   $            251,290
   Net realized gains (losses).........................                96,658              (240,470)                 67,399
   Change in unrealized gains (losses) on investments..             1,966,754               (90,823)              (423,899)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             2,188,497              (195,105)              (105,210)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               499,486                500,995                553,626
   Net transfers (including fixed account).............             (939,318)            (1,329,078)                317,343
   Policy charges......................................             (463,699)              (476,499)              (524,579)
   Transfers for Policy benefits and terminations......             (282,681)              (413,471)              (384,259)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (1,186,212)            (1,718,053)               (37,869)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             1,002,285            (1,913,158)              (143,079)
NET ASSETS:
   Beginning of year...................................             8,251,678             10,164,836             10,307,915
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          9,253,963   $          8,251,678   $         10,164,836
                                                         ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                        BHFTI MORGAN STANLEY MID CAP GROWTH
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (2,364)   $            (7,901)   $            (9,187)
   Net realized gains (losses).........................               62,637                 32,343                 47,980
   Change in unrealized gains (losses) on investments..              563,488              (179,232)              (141,174)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              623,761              (154,790)              (102,381)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              116,136                125,831                128,187
   Net transfers (including fixed account).............             (56,829)               (38,125)               (31,990)
   Policy charges......................................             (85,464)               (83,113)               (86,177)
   Transfers for Policy benefits and terminations......             (80,116)               (48,411)               (57,769)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            (106,273)               (43,818)               (47,749)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............              517,488              (198,608)              (150,130)
NET ASSETS:
   Beginning of year...................................            1,587,726              1,786,334              1,936,464
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         2,105,214   $          1,587,726   $          1,786,334
                                                         ===================   ====================   ====================

                                                                              BHFTI PIMCO TOTAL RETURN
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            150,297   $            254,391   $            637,016
   Net realized gains (losses).........................                24,440              (142,777)                121,336
   Change in unrealized gains (losses) on investments..               252,866                198,934              (774,770)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               427,603                310,548               (16,418)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               539,052                526,508                555,683
   Net transfers (including fixed account).............               246,664            (1,573,215)              (201,352)
   Policy charges......................................             (446,558)              (500,052)              (521,279)
   Transfers for Policy benefits and terminations......             (305,978)            (1,086,148)              (265,467)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................                33,180            (2,632,907)              (432,415)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               460,783            (2,322,359)              (448,833)
NET ASSETS:
   Beginning of year...................................             9,998,671             12,321,030             12,769,863
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $         10,459,454   $          9,998,671   $         12,321,030
                                                         ====================   ====================   ====================

                                                                        BHFTI T. ROWE PRICE LARGE CAP VALUE
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            36,964   $             48,946   $             49,891
   Net realized gains (losses).........................              211,847                279,865                323,805
   Change in unrealized gains (losses) on investments..               90,317               (41,435)              (455,584)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              339,128                287,376               (81,888)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              171,014                154,224                153,355
   Net transfers (including fixed account).............             (53,111)                 15,860            (1,179,113)
   Policy charges......................................            (191,793)              (191,210)              (193,744)
   Transfers for Policy benefits and terminations......             (40,750)               (54,506)               (78,413)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            (114,640)               (75,632)            (1,297,915)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............              224,488                211,744            (1,379,803)
NET ASSETS:
   Beginning of year...................................            2,087,464              1,875,720              3,255,523
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         2,311,952   $          2,087,464   $          1,875,720
                                                         ===================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                         BHFTI T. ROWE PRICE MID CAP GROWTH
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   ---------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (13,959)   $            (13,494)   $           (14,394)
   Net realized gains (losses).........................               307,384                 495,730                604,662
   Change in unrealized gains (losses) on investments..               395,543               (290,932)              (379,732)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               688,968                 191,304                210,536
                                                         --------------------   ---------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               104,825                 109,599                109,713
   Net transfers (including fixed account).............             (331,745)               (591,851)                765,982
   Policy charges......................................             (117,174)               (131,145)              (142,421)
   Transfers for Policy benefits and terminations......             (297,638)               (162,405)              (135,440)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (641,732)               (775,802)                597,834
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets.............                47,236               (584,498)                808,370
NET ASSETS:
   Beginning of year...................................             3,119,748               3,704,246              2,895,876
                                                         --------------------   ---------------------   --------------------
   End of year.........................................  $          3,166,984   $           3,119,748   $          3,704,246
                                                         ====================   =====================   ====================

                                                                         BHFTI VICTORY SYCAMORE MID CAP VALUE
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                    2015
                                                         ---------------------   --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              25,881   $             15,687   $              13,119
   Net realized gains (losses).........................                 20,553                103,717                 387,291
   Change in unrealized gains (losses) on investments..                297,352                399,812               (807,927)
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................                343,786                519,216               (407,517)
                                                         ---------------------   --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                160,136                201,029                 246,302
   Net transfers (including fixed account).............              (109,138)              (544,756)                 520,158
   Policy charges......................................              (169,162)              (177,172)               (213,927)
   Transfers for Policy benefits and terminations......               (56,837)              (297,355)               (264,269)
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (175,001)              (818,254)                 288,264
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets.............                168,785              (299,038)               (119,253)
NET ASSETS:
   Beginning of year...................................              3,744,567              4,043,605               4,162,858
                                                         ---------------------   --------------------   ---------------------
   End of year.........................................  $           3,913,352   $          3,744,567   $           4,043,605
                                                         =====================   ====================   =====================

                                                                      BHFTII BAILLIE GIFFORD INTERNATIONAL STOCK
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                    2015
                                                         ---------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              17,545   $             22,734    $             25,128
   Net realized gains (losses).........................                 21,550               (16,468)                (17,092)
   Change in unrealized gains (losses) on investments..                558,804                 84,434                (51,040)
                                                         ---------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                597,899                 90,700                (43,004)
                                                         ---------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                118,094                133,824                 147,302
   Net transfers (including fixed account).............               (63,789)                 24,431                   5,816
   Policy charges......................................               (84,526)               (80,068)                (77,294)
   Transfers for Policy benefits and terminations......               (99,290)              (127,060)               (120,467)
                                                         ---------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (129,511)               (48,873)                (44,643)
                                                         ---------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............                468,388                 41,827                (87,647)
NET ASSETS:
   Beginning of year...................................              1,806,841              1,765,014               1,852,661
                                                         ---------------------   --------------------    --------------------
   End of year.........................................  $           2,275,229   $          1,806,841    $          1,765,014
                                                         =====================   ====================    ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                            BHFTII BLACKROCK BOND INCOME
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             93,428   $             45,836   $             64,427
   Net realized gains (losses).........................               (7,702)                (3,875)                 22,911
   Change in unrealized gains (losses) on investments..                43,764               (47,132)               (85,628)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               129,490                (5,171)                  1,710
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               104,645                104,805                106,154
   Net transfers (including fixed account).............               478,526              2,025,275                 89,471
   Policy charges......................................             (170,449)              (122,526)               (84,993)
   Transfers for Policy benefits and terminations......             (178,527)              (205,032)               (49,470)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               234,195              1,802,522                 61,162
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               363,685              1,797,351                 62,872
NET ASSETS:
   Beginning of year...................................             3,728,404              1,931,053              1,868,181
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          4,092,089   $          3,728,404   $          1,931,053
                                                         ====================   ====================   ====================

                                                                        BHFTII BLACKROCK CAPITAL APPRECIATION
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (7,245)   $            (9,537)   $           (10,861)
   Net realized gains (losses).........................               172,325                296,353                593,843
   Change in unrealized gains (losses) on investments..               660,446              (299,992)              (421,432)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               825,526               (13,176)                161,550
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               154,760                167,532                192,543
   Net transfers (including fixed account).............             (182,718)              (129,390)              (123,712)
   Policy charges......................................             (148,128)              (149,263)              (146,699)
   Transfers for Policy benefits and terminations......             (131,594)              (148,167)              (125,759)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (307,680)              (259,288)              (203,627)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               517,846              (272,464)               (42,077)
NET ASSETS:
   Beginning of year...................................             2,562,333              2,834,797              2,876,874
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          3,080,179   $          2,562,333   $          2,834,797
                                                         ====================   ====================   ====================

                                                                       BHFTII BLACKROCK ULTRA-SHORT TERM BOND
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (5,514)   $           (20,615)   $           (25,378)
   Net realized gains (losses).........................                 4,080                  1,666                     --
   Change in unrealized gains (losses) on investments..                20,890                 12,277                     --
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                19,456                (6,672)               (25,378)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               415,445                450,687                534,610
   Net transfers (including fixed account).............              (33,364)              (118,238)              1,192,319
   Policy charges......................................             (333,907)              (353,827)              (423,919)
   Transfers for Policy benefits and terminations......             (383,114)              (663,241)            (1,513,527)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (334,940)              (684,619)              (210,517)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             (315,484)              (691,291)              (235,895)
NET ASSETS:
   Beginning of year...................................             4,812,744              5,504,035              5,739,930
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          4,497,260   $          4,812,744   $          5,504,035
                                                         ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                         BHFTII BRIGHTHOUSE ASSET ALLOCATION 20
                                                                                        DIVISION
                                                         ----------------------------------------------------------------------
                                                                 2017                     2016                    2015
                                                         ---------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               2,607   $               3,740    $               2,493
   Net realized gains (losses).........................                  1,716                   3,537                    3,410
   Change in unrealized gains (losses) on investments..                  3,429                 (2,226)                  (6,137)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                  7,752                   5,051                    (234)
                                                         ---------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                  1,222                   1,222                    2,404
   Net transfers (including fixed account).............                     --                      --                        1
   Policy charges......................................                (3,289)                 (2,974)                  (3,215)
   Transfers for Policy benefits and terminations......                (7,481)                     (2)                       --
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (9,548)                 (1,754)                    (810)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                (1,796)                   3,297                  (1,044)
NET ASSETS:
   Beginning of year...................................                110,210                 106,913                  107,957
                                                         ---------------------   ---------------------    ---------------------
   End of year.........................................  $             108,414   $             110,210    $             106,913
                                                         =====================   =====================    =====================

                                                                        BHFTII BRIGHTHOUSE ASSET ALLOCATION 40
                                                                                       DIVISION
                                                         ---------------------------------------------------------------------
                                                                 2017                    2016                     2015
                                                         ---------------------   ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               5,349   $               8,469   $               1,066
   Net realized gains (losses).........................                  7,013                  14,165                  12,187
   Change in unrealized gains (losses) on investments..                 12,945                 (8,803)                (19,736)
                                                         ---------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                 25,307                  13,831                 (6,483)
                                                         ---------------------   ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                    253                      67                      --
   Net transfers (including fixed account).............                     --                      --                 227,070
   Policy charges......................................                (4,416)                 (2,353)                 (1,633)
   Transfers for Policy benefits and terminations......                     --                      --                      --
                                                         ---------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (4,163)                 (2,286)                 225,437
                                                         ---------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets............                 21,144                  11,545                 218,954
NET ASSETS:
   Beginning of year...................................                231,122                 219,577                     623
                                                         ---------------------   ---------------------   ---------------------
   End of year.........................................  $             252,266   $             231,122   $             219,577
                                                         =====================   =====================   =====================

                                                                         BHFTII BRIGHTHOUSE ASSET ALLOCATION 60
                                                                                        DIVISION
                                                         ----------------------------------------------------------------------
                                                                 2017                     2016                    2015
                                                         ---------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               7,315   $              10,465    $               2,614
   Net realized gains (losses).........................                 14,940                  27,897                   56,132
   Change in unrealized gains (losses) on investments..                 29,679                (16,166)                 (56,186)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                 51,934                  22,196                    2,560
                                                         ---------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                 33,616                  31,626                   39,530
   Net transfers (including fixed account).............                     11                  62,669                  (9,808)
   Policy charges......................................                (8,885)                 (9,109)                 (15,462)
   Transfers for Policy benefits and terminations......                     --                      --                (214,052)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                 24,742                  85,186                (199,792)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                 76,676                 107,382                (197,232)
NET ASSETS:
   Beginning of year...................................                336,803                 229,421                  426,653
                                                         ---------------------   ---------------------    ---------------------
   End of year.........................................  $             413,479   $             336,803    $             229,421
                                                         =====================   =====================    =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                        BHFTII BRIGHTHOUSE ASSET ALLOCATION 80
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------   ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             14,834   $              22,881   $               4,019
   Net realized gains (losses).........................                55,321                  97,916                  38,679
   Change in unrealized gains (losses) on investments..                79,824                (61,134)                (54,209)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................               149,979                  59,663                (11,511)
                                                         --------------------   ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                62,701                  64,526                  71,665
   Net transfers (including fixed account).............                    --                (62,668)                      --
   Policy charges......................................              (22,699)                (31,158)                (37,518)
   Transfers for Policy benefits and terminations......              (56,266)                 (9,543)                   (894)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (16,264)                (38,843)                  33,253
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets.............               133,715                  20,820                  21,742
NET ASSETS:
   Beginning of year...................................               778,418                 757,598                 735,856
                                                         --------------------   ---------------------   ---------------------
   End of year.........................................  $            912,133   $             778,418   $             757,598
                                                         ====================   =====================   =====================

                                                                       BHFTII BRIGHTHOUSE/ARTISAN MID CAP VALUE
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                  2017                   2016                    2015
                                                         ---------------------   ---------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              11,030   $              25,748   $             26,167
   Net realized gains (losses).........................                 60,211                 382,414                480,269
   Change in unrealized gains (losses) on investments..                339,435                 264,858              (831,669)
                                                         ---------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                410,676                 673,020              (325,233)
                                                         ---------------------   ---------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                173,476                 191,653                261,397
   Net transfers (including fixed account).............              (217,122)                 172,543              (103,143)
   Policy charges......................................              (164,373)               (182,301)              (235,757)
   Transfers for Policy benefits and terminations......              (233,777)               (200,747)              (236,534)
                                                         ---------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (441,796)                (18,852)              (314,037)
                                                         ---------------------   ---------------------   --------------------
     Net increase (decrease) in net assets.............               (31,120)                 654,168              (639,270)
NET ASSETS:
   Beginning of year...................................              3,583,115               2,928,947              3,568,217
                                                         ---------------------   ---------------------   --------------------
   End of year.........................................  $           3,551,995   $           3,583,115   $          2,928,947
                                                         =====================   =====================   ====================

                                                                        BHFTII BRIGHTHOUSE/WELLINGTON BALANCED
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------   ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            131,344   $             163,612   $             113,168
   Net realized gains (losses).........................               332,152                 470,776               1,516,406
   Change in unrealized gains (losses) on investments..               853,760               (135,374)             (1,462,562)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,317,256                 499,014                 167,012
                                                         --------------------   ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               409,816                 405,104                 376,761
   Net transfers (including fixed account).............                18,965               1,022,564                  69,367
   Policy charges......................................             (402,447)               (384,657)               (362,701)
   Transfers for Policy benefits and terminations......             (395,816)               (331,314)               (454,436)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (369,482)                 711,697               (371,009)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets.............               947,774               1,210,711               (203,997)
NET ASSETS:
   Beginning of year...................................             9,172,261               7,961,550               8,165,547
                                                         --------------------   ---------------------   ---------------------
   End of year.........................................  $         10,120,035   $           9,172,261   $           7,961,550
                                                         ====================   =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                BHFTII BRIGHTHOUSE/WELLINGTON CORE EQUITY OPPORTUNITIES
                                                                                       DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------    --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             65,244    $             80,723   $             74,420
   Net realized gains (losses).........................               221,151                 187,343              1,876,991
   Change in unrealized gains (losses) on investments..               713,120                 121,024            (1,850,670)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               999,515                 389,090                100,741
                                                         --------------------    --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               272,089                 317,110                306,639
   Net transfers (including fixed account).............             (530,226)                 301,240              (144,772)
   Policy charges......................................             (259,078)               (285,220)              (242,235)
   Transfers for Policy benefits and terminations......             (247,440)               (233,430)              (219,730)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (764,655)                  99,700              (300,098)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets.............               234,860                 488,790              (199,357)
NET ASSETS:
   Beginning of year...................................             5,750,637               5,261,847              5,461,204
                                                         --------------------    --------------------   --------------------
   End of year.........................................  $          5,985,497    $          5,750,637   $          5,261,847
                                                         ====================    ====================   ====================

                                                                           BHFTII FRONTIER MID CAP GROWTH
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (21,515)   $           (20,381)   $           (23,259)
   Net realized gains (losses).........................               234,407                465,063                593,758
   Change in unrealized gains (losses) on investments..               523,297              (286,708)              (476,786)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               736,189                157,974                 93,713
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               203,510                208,222                226,654
   Net transfers (including fixed account).............              (83,302)              (311,354)               (24,124)
   Policy charges......................................             (208,120)              (216,715)              (227,960)
   Transfers for Policy benefits and terminations......             (436,017)               (99,016)              (216,623)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (523,929)              (418,863)              (242,053)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               212,260              (260,889)              (148,340)
NET ASSETS:
   Beginning of year...................................             3,145,053              3,405,942              3,554,282
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          3,357,313   $          3,145,053   $          3,405,942
                                                         ====================   ====================   ====================

                                                                               BHFTII JENNISON GROWTH
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (92,878)   $           (86,023)   $          (108,996)
   Net realized gains (losses).........................             2,259,880              3,314,806              4,731,846
   Change in unrealized gains (losses) on investments..             5,682,678            (3,419,832)            (2,060,648)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             7,849,680              (191,049)              2,562,202
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........             1,336,728              1,361,226              1,484,488
   Net transfers (including fixed account).............             (330,337)            (2,521,193)            (1,130,021)
   Policy charges......................................           (1,602,837)            (1,563,870)            (1,574,145)
   Transfers for Policy benefits and terminations......           (1,196,802)            (1,061,873)            (1,491,131)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (1,793,248)            (3,785,710)            (2,710,809)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             6,056,432            (3,976,759)              (148,607)
NET ASSETS:
   Beginning of year...................................            21,931,124             25,907,883             26,056,490
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $         27,987,556   $         21,931,124   $         25,907,883
                                                         ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                        BHFTII METLIFE AGGREGATE BOND INDEX
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           315,748   $            300,612   $            326,959
   Net realized gains (losses).........................              (1,761)                 18,120                 21,767
   Change in unrealized gains (losses) on investments..               44,573               (77,577)              (396,378)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              358,560                241,155               (47,652)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              515,090                526,120                536,187
   Net transfers (including fixed account).............               37,870                 34,078               (10,629)
   Policy charges......................................            (630,491)              (670,645)              (632,399)
   Transfers for Policy benefits and terminations......            (348,486)              (379,713)              (314,883)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            (426,017)              (490,160)              (421,724)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             (67,457)              (249,005)              (469,376)
NET ASSETS:
   Beginning of year...................................           13,766,735             14,015,740             14,485,116
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $        13,699,278   $         13,766,735   $         14,015,740
                                                         ===================   ====================   ====================

                                                                        BHFTII METLIFE MID CAP STOCK INDEX
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            36,944   $             17,445   $             17,547
   Net realized gains (losses).........................              244,206                184,009                416,000
   Change in unrealized gains (losses) on investments..              191,763                180,914              (480,822)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              472,913                382,368               (47,275)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               84,596                 76,347                 77,604
   Net transfers (including fixed account).............            1,104,945              (105,809)              (943,720)
   Policy charges......................................             (86,335)               (65,494)               (66,245)
   Transfers for Policy benefits and terminations......             (10,556)               (32,709)               (90,256)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            1,092,650              (127,665)            (1,022,617)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............            1,565,563                254,703            (1,069,892)
NET ASSETS:
   Beginning of year...................................            2,267,923              2,013,220              3,083,112
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         3,833,486   $          2,267,923   $          2,013,220
                                                         ===================   ====================   ====================

                                                                          BHFTII METLIFE MSCI EAFE INDEX
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            97,420   $             81,136   $            119,087
   Net realized gains (losses).........................               58,406                  4,142                 65,063
   Change in unrealized gains (losses) on investments..              818,791               (50,058)              (237,706)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              974,617                 35,220               (53,556)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              260,250                269,233                286,853
   Net transfers (including fixed account).............              104,934               (46,984)                 79,362
   Policy charges......................................            (232,101)              (250,940)              (265,228)
   Transfers for Policy benefits and terminations......            (209,480)               (67,532)              (407,339)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (76,397)               (96,223)              (306,352)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............              898,220               (61,003)              (359,908)
NET ASSETS:
   Beginning of year...................................            4,043,957              4,104,960              4,464,868
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         4,942,177   $          4,043,957   $          4,104,960
                                                         ===================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                          BHFTII METLIFE RUSSELL 2000 INDEX
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             25,009   $             28,174    $             27,732
   Net realized gains (losses).........................               268,175                318,085                 392,835
   Change in unrealized gains (losses) on investments..               148,566                236,931               (573,131)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               441,750                583,190               (152,564)
                                                         --------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               118,727                111,560                 129,283
   Net transfers (including fixed account).............              (15,395)              (206,162)               (284,372)
   Policy charges......................................             (111,452)              (109,315)               (117,849)
   Transfers for Policy benefits and terminations......             (232,395)              (242,881)               (156,265)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (240,515)              (446,798)               (429,203)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............               201,235                136,392               (581,767)
NET ASSETS:
   Beginning of year...................................             3,254,335              3,117,943               3,699,710
                                                         --------------------   --------------------    --------------------
   End of year.........................................  $          3,455,570   $          3,254,335    $          3,117,943
                                                         ====================   ====================    ====================

                                                                             BHFTII METLIFE STOCK INDEX
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            667,294   $            725,739   $             660,586
   Net realized gains (losses).........................             3,414,047              3,924,564               5,534,537
   Change in unrealized gains (losses) on investments..             6,588,528                724,662             (5,754,918)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................            10,669,869              5,374,965                 440,205
                                                         --------------------   --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........             2,794,879              2,913,736               3,151,873
   Net transfers (including fixed account).............                 4,417            (1,314,555)             (2,024,189)
   Policy charges......................................           (3,206,860)            (3,434,129)             (3,576,575)
   Transfers for Policy benefits and terminations......           (2,947,853)            (2,427,687)             (5,025,841)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (3,355,417)            (4,262,635)             (7,474,732)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets.............             7,314,452              1,112,330             (7,034,527)
NET ASSETS:
   Beginning of year...................................            52,646,385             51,534,055              58,568,582
                                                         --------------------   --------------------   ---------------------
   End of year.........................................  $         59,960,837   $         52,646,385   $          51,534,055
                                                         ====================   ====================   =====================

                                                                               BHFTII MFS TOTAL RETURN
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             57,182   $             66,350    $             70,244
   Net realized gains (losses).........................               213,781                249,367                  38,051
   Change in unrealized gains (losses) on investments..                50,500               (64,607)               (128,963)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               321,463                251,110                (20,668)
                                                         --------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               133,421                145,664                 145,455
   Net transfers (including fixed account).............                31,528              (487,689)                (15,206)
   Policy charges......................................             (161,244)              (168,857)               (164,300)
   Transfers for Policy benefits and terminations......             (252,389)              (110,198)                (63,250)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (248,684)              (621,080)                (97,301)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............                72,779              (369,970)               (117,969)
NET ASSETS:
   Beginning of year...................................             2,871,810              3,241,780               3,359,749
                                                         --------------------   --------------------    --------------------
   End of year.........................................  $          2,944,589   $          2,871,810    $          3,241,780
                                                         ====================   ====================    ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                                 BHFTII MFS VALUE
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           130,551   $            110,439   $            145,941
   Net realized gains (losses).........................              574,859                546,923              1,837,805
   Change in unrealized gains (losses) on investments..              645,393                253,948            (2,085,181)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................            1,350,803                911,310              (101,435)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              216,687                211,751                261,646
   Net transfers (including fixed account).............            1,272,109            (1,151,434)              1,295,988
   Policy charges......................................            (278,150)              (283,083)              (289,889)
   Transfers for Policy benefits and terminations......            (331,149)              (657,430)              (193,581)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              879,497            (1,880,196)              1,074,164
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............            2,230,300              (968,886)                972,729
NET ASSETS:
   Beginning of year...................................            7,107,991              8,076,877              7,104,148
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         9,338,291   $          7,107,991   $          8,076,877
                                                         ===================   ====================   ====================

                                                                                 BHFTII MFS VALUE II
                                                                                      DIVISION
                                                         -----------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             94,859   $             45,285   $            57,932
   Net realized gains (losses).........................              (26,868)                229,571               363,851
   Change in unrealized gains (losses) on investments..               257,084                479,870             (752,133)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from operations................................               325,075                754,726             (330,350)
                                                         --------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               339,002                386,121               383,914
   Net transfers (including fixed account).............                   146               (62,853)              (70,757)
   Policy charges......................................             (317,135)              (341,311)             (353,506)
   Transfers for Policy benefits and terminations......             (223,640)              (489,112)             (492,577)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (201,627)              (507,155)             (532,926)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............               123,448                247,571             (863,276)
NET ASSETS:
   Beginning of year...................................             4,805,065              4,557,494             5,420,770
                                                         --------------------   --------------------   -------------------
   End of year.........................................  $          4,928,513   $          4,805,065   $         4,557,494
                                                         ====================   ====================   ===================

                                                                           BHFTII NEUBERGER BERMAN GENESIS
                                                                                      DIVISION
                                                         -----------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (11,514)   $            (6,221)   $          (11,313)
   Net realized gains (losses).........................             1,049,858                453,637               366,420
   Change in unrealized gains (losses) on investments..               159,525                861,100             (356,362)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,197,869              1,308,516               (1,255)
                                                         --------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               334,810                350,134               427,946
   Net transfers (including fixed account).............             (340,036)              (665,556)             (278,138)
   Policy charges......................................             (304,353)              (322,724)             (345,019)
   Transfers for Policy benefits and terminations......             (325,200)              (377,307)             (447,432)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (634,779)            (1,015,453)             (642,643)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............               563,090                293,063             (643,898)
NET ASSETS:
   Beginning of year...................................             8,106,048              7,812,985             8,456,883
                                                         --------------------   --------------------   -------------------
   End of year.........................................  $          8,669,138   $          8,106,048   $         7,812,985
                                                         ====================   ====================   ===================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                         BHFTII T. ROWE PRICE LARGE CAP GROWTH
                                                                                       DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------    --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (6,530)    $           (19,608)   $           (18,372)
   Net realized gains (losses).........................               441,283                 669,908              1,011,920
   Change in unrealized gains (losses) on investments..             1,315,448               (657,494)              (541,770)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,750,201                 (7,194)                451,778
                                                         --------------------    --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               128,412                 146,857                139,638
   Net transfers (including fixed account).............               710,670             (1,331,839)              2,071,915
   Policy charges......................................             (250,019)               (247,831)              (246,584)
   Transfers for Policy benefits and terminations......             (136,994)               (335,748)              (269,520)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               452,069             (1,768,561)              1,695,449
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets.............             2,202,270             (1,775,755)              2,147,227
NET ASSETS:
   Beginning of year...................................             5,151,979               6,927,734              4,780,507
                                                         --------------------    --------------------   --------------------
   End of year.........................................  $          7,354,249    $          5,151,979   $          6,927,734
                                                         ====================    ====================   ====================

                                                                        BHFTII T. ROWE PRICE SMALL CAP GROWTH
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (17,069)   $           (17,045)    $           (28,570)
   Net realized gains (losses).........................               694,397                970,506                 984,304
   Change in unrealized gains (losses) on investments..               789,248              (297,835)               (777,293)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,466,576                655,626                 178,441
                                                         --------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               237,047                234,437                 262,429
   Net transfers (including fixed account).............               281,335              (147,615)               (675,813)
   Policy charges......................................             (238,295)              (224,255)               (222,565)
   Transfers for Policy benefits and terminations......             (345,307)              (150,228)               (140,371)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (65,220)              (287,661)               (776,320)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............             1,401,356                367,965               (597,879)
NET ASSETS:
   Beginning of year...................................             6,615,513              6,247,548               6,845,427
                                                         --------------------   --------------------    --------------------
   End of year.........................................  $          8,016,869   $          6,615,513    $          6,247,548
                                                         ====================   ====================    ====================

                                                                       BHFTII VAN ECK GLOBAL NATURAL RESOURCES
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (17,248)   $             11,176   $                 697
   Net realized gains (losses).........................              (96,669)              (266,985)               (218,089)
   Change in unrealized gains (losses) on investments..                60,091              1,653,307             (1,446,457)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................              (53,826)              1,397,498             (1,663,849)
                                                         --------------------   --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                49,089                 59,447                  89,204
   Net transfers (including fixed account).............                16,073              (379,476)                 135,003
   Policy charges......................................             (119,021)              (124,113)               (136,170)
   Transfers for Policy benefits and terminations......             (102,355)                     --               (164,149)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (156,214)              (444,142)                (76,112)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets.............             (210,040)                953,356             (1,739,961)
NET ASSETS:
   Beginning of year...................................             4,317,890              3,364,534               5,104,495
                                                         --------------------   --------------------   ---------------------
   End of year.........................................  $          4,107,850   $          4,317,890   $           3,364,534
                                                         ====================   ====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                BHFTII WESTERN ASSET MANAGEMENT
                                                                 STRATEGIC BOND OPPORTUNITIES
                                                                           DIVISION
                                                         --------------------------------------------
                                                                 2017                  2016 (a)
                                                         --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            220,563    $             75,254
   Net realized gains (losses).........................                33,679                  12,923
   Change in unrealized gains (losses) on investments..               229,611                 184,899
                                                         --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               483,853                 273,076
                                                         --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               308,320                 189,322
   Net transfers (including fixed account).............               363,536               6,269,062
   Policy charges......................................             (311,865)               (216,730)
   Transfers for Policy benefits and terminations......             (151,444)               (257,038)
                                                         --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               208,547               5,984,616
                                                         --------------------    --------------------
     Net increase (decrease) in net assets.............               692,400               6,257,692
NET ASSETS:
   Beginning of year...................................             6,257,692                      --
                                                         --------------------    --------------------
   End of year.........................................  $          6,950,092    $          6,257,692
                                                         ====================    ====================


                                                                   BHFTII WESTERN ASSET MANAGEMENT U.S. GOVERNMENT
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             15,948   $             13,045    $             22,317
   Net realized gains (losses).........................                 (752)                (1,395)                 (1,768)
   Change in unrealized gains (losses) on investments..               (7,363)                  4,332                (16,976)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                 7,833                 15,982                   3,573
                                                         --------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                26,406                 32,681                  31,387
   Net transfers (including fixed account).............               281,747              (424,015)                  18,603
   Policy charges......................................              (23,200)               (23,895)                (38,426)
   Transfers for Policy benefits and terminations......              (16,365)              (163,851)                (89,282)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               268,588              (579,080)                (77,718)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............               276,421              (563,098)                (74,145)
NET ASSETS:
   Beginning of year...................................               447,387              1,010,485               1,084,630
                                                         --------------------   --------------------    --------------------
   End of year.........................................  $            723,808   $            447,387    $          1,010,485
                                                         ====================   ====================    ====================


                                                                              FIDELITY VIP EQUITY-INCOME
                                                                                       DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------   ---------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            157,893   $             227,838   $            394,730
   Net realized gains (losses).........................               397,986                 852,684              1,530,427
   Change in unrealized gains (losses) on investments..             1,177,762               1,277,548            (2,639,815)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,733,641               2,358,070              (714,658)
                                                         --------------------   ---------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               711,885                 750,160                820,946
   Net transfers (including fixed account).............             (182,470)               (936,113)              (313,064)
   Policy charges......................................             (859,005)               (900,466)              (882,793)
   Transfers for Policy benefits and terminations......             (851,560)             (1,097,797)              (842,313)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (1,181,150)             (2,184,216)            (1,217,224)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets.............               552,491                 173,854            (1,931,882)
NET ASSETS:
   Beginning of year...................................            14,906,317              14,732,463             16,664,345
                                                         --------------------   ---------------------   --------------------
   End of year.........................................  $         15,458,808   $          14,906,317   $         14,732,463
                                                         ====================   =====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                                 FIDELITY VIP MID CAP
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------    --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              5,528    $            (3,654)   $             (4,749)
   Net realized gains (losses).........................               286,764                 311,768                 743,774
   Change in unrealized gains (losses) on investments..               527,778                 155,735               (795,687)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................               820,070                 463,849                (56,662)
                                                         --------------------    --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               166,617                 195,502                 265,812
   Net transfers (including fixed account).............             (168,577)               (132,030)               (462,030)
   Policy charges......................................             (249,316)               (261,535)               (267,240)
   Transfers for Policy benefits and terminations......             (177,004)               (446,142)               (211,095)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (428,280)               (644,205)               (674,553)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets.............               391,790               (180,356)               (731,215)
NET ASSETS:
   Beginning of year...................................             4,280,262               4,460,618               5,191,833
                                                         --------------------    --------------------   ---------------------
   End of year.........................................  $          4,672,052    $          4,280,262   $           4,460,618
                                                         ====================    ====================   =====================

                                                                          JPMORGAN INSURANCE TRUST CORE BOND
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                  2017                   2016                    2015
                                                         ---------------------   --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              15,101   $             15,451   $              26,102
   Net realized gains (losses).........................                  (748)                (1,000)                 (1,941)
   Change in unrealized gains (losses) on investments..                  7,512                  (657)                (19,927)
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................                 21,865                 13,794                   4,234
                                                         ---------------------   --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                 49,276                 52,595                  57,460
   Net transfers (including fixed account).............                 36,335               (34,264)                  75,813
   Policy charges......................................               (37,722)               (40,085)                (47,058)
   Transfers for Policy benefits and terminations......               (18,018)              (141,200)                (77,675)
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................                 29,871              (162,954)                   8,540
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets.............                 51,736              (149,160)                  12,774
NET ASSETS:
   Beginning of year...................................                698,826                847,986                 835,212
                                                         ---------------------   --------------------   ---------------------
   End of year.........................................  $             750,562   $            698,826   $             847,986
                                                         =====================   ====================   =====================

                                                                        JPMORGAN INSURANCE TRUST SMALL CAP CORE
                                                                                       DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------    --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (2,450)    $              1,111   $            (6,890)
   Net realized gains (losses).........................                91,604                 339,837                447,188
   Change in unrealized gains (losses) on investments..               328,670                   1,666              (621,720)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               417,824                 342,614              (181,422)
                                                         --------------------    --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                94,376                  98,392                104,803
   Net transfers (including fixed account).............               785,464               (900,618)                 59,099
   Policy charges......................................             (108,872)                (95,987)              (115,256)
   Transfers for Policy benefits and terminations......             (124,977)                (57,794)              (130,155)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               645,991               (956,007)               (81,509)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets.............             1,063,815               (613,393)              (262,931)
NET ASSETS:
   Beginning of year...................................             2,277,324               2,890,717              3,153,648
                                                         --------------------    --------------------   --------------------
   End of year.........................................  $          3,341,139    $          2,277,324   $          2,890,717
                                                         ====================    ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                          RUSSELL INTERNATIONAL DEVELOPED MARKETS
                                                                                         DIVISION
                                                         -----------------------------------------------------------------------
                                                                  2017                     2016                     2015
                                                         ----------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               30,011   $              35,993    $               9,032
   Net realized gains (losses).........................                  72,722                  30,847                   18,277
   Change in unrealized gains (losses) on investments..                 209,463                (39,455)                 (51,390)
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                 312,196                  27,385                 (24,081)
                                                         ----------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                  30,791                  38,008                   38,646
   Net transfers (including fixed account).............                (71,504)               (212,157)                 (22,403)
   Policy charges......................................                (32,080)                (37,882)                 (39,996)
   Transfers for Policy benefits and terminations......                 (3,031)                (18,425)                  (9,974)
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (75,824)               (230,456)                 (33,727)
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                 236,372               (203,071)                 (57,808)
NET ASSETS:
   Beginning of year...................................               1,306,331               1,509,402                1,567,210
                                                         ----------------------   ---------------------    ---------------------
   End of year.........................................  $            1,542,703   $           1,306,331    $           1,509,402
                                                         ======================   =====================    =====================

                                                                                  RUSSELL STRATEGIC BOND
                                                                                         DIVISION
                                                         ------------------------------------------------------------------------
                                                                  2017                     2016                     2015
                                                         ----------------------   ----------------------   ----------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $                7,258   $               10,591   $               19,728
   Net realized gains (losses).........................                 (1,391)                   29,212                   13,717
   Change in unrealized gains (losses) on investments..                  25,589                 (10,512)                 (41,255)
                                                         ----------------------   ----------------------   ----------------------
      Net increase (decrease) in net assets resulting
        from operations................................                  31,456                   29,291                  (7,810)
                                                         ----------------------   ----------------------   ----------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                  22,663                   24,803                   29,017
   Net transfers (including fixed account).............                (47,918)                (119,683)                    6,146
   Policy charges......................................                (58,671)                 (64,781)                 (63,084)
   Transfers for Policy benefits and terminations......                 (3,164)                 (10,131)                       --
                                                         ----------------------   ----------------------   ----------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (87,090)                (169,792)                 (27,921)
                                                         ----------------------   ----------------------   ----------------------
      Net increase (decrease) in net assets............                (55,634)                (140,501)                 (35,731)
NET ASSETS:
   Beginning of year...................................                 949,307                1,089,808                1,125,539
                                                         ----------------------   ----------------------   ----------------------
   End of year.........................................  $              893,673   $              949,307   $            1,089,808
                                                         ======================   ======================   ======================

                                                                               RUSSELL U.S. SMALL CAP EQUITY
                                                                                         DIVISION
                                                         -----------------------------------------------------------------------
                                                                  2017                     2016                     2015
                                                         ----------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              (6,587)   $               3,846    $               1,227
   Net realized gains (losses).........................                 145,021                  12,169                  167,243
   Change in unrealized gains (losses) on investments..                 100,755                 248,974                (300,458)
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                 239,189                 264,989                (131,988)
                                                         ----------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                  48,091                  49,566                   56,208
   Net transfers (including fixed account).............                (35,859)               (191,033)                   24,881
   Policy charges......................................                (46,252)                (49,655)                 (52,663)
   Transfers for Policy benefits and terminations......                (58,777)                (25,245)                       --
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (92,797)               (216,367)                   28,426
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                 146,392                  48,622                (103,562)
NET ASSETS:
   Beginning of year...................................               1,636,361               1,587,739                1,691,301
                                                         ----------------------   ---------------------    ---------------------
   End of year.........................................  $            1,782,753   $           1,636,361    $           1,587,739
                                                         ======================   =====================    =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                              RUSSELL U.S. STRATEGIC EQUITY
                                                                                        DIVISION
                                                         ----------------------------------------------------------------------
                                                                  2017                    2016                    2015
                                                         ---------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              17,097   $              16,672    $               8,359
   Net realized gains (losses).........................                433,487                 314,215                  358,697
   Change in unrealized gains (losses) on investments..                253,931                  15,350                (348,438)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                704,515                 346,237                   18,618
                                                         ---------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                114,659                 135,355                  107,638
   Net transfers (including fixed account).............              (148,122)               (374,679)                 (72,144)
   Policy charges......................................              (132,908)               (139,589)                (134,202)
   Transfers for Policy benefits and terminations......               (12,362)                (50,667)                 (23,948)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (178,733)               (429,580)                (122,656)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                525,782                (83,343)                (104,038)
NET ASSETS:
   Beginning of year...................................              3,565,102               3,648,445                3,752,483
                                                         ---------------------   ---------------------    ---------------------
   End of year.........................................  $           4,090,884   $           3,565,102    $           3,648,445
                                                         =====================   =====================    =====================

                                                                               VANECK VIP EMERGING MARKETS
                                                                                        DIVISION
                                                         ----------------------------------------------------------------------
                                                                  2017                    2016                    2015
                                                         ---------------------    ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               (369)    $               6,022   $              10,681
   Net realized gains (losses).........................                 33,302                (267,507)                 242,359
   Change in unrealized gains (losses) on investments..              1,574,155                  288,392               (973,993)
                                                         ---------------------    ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................              1,607,088                   26,907               (720,953)
                                                         ---------------------    ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                129,241                  151,482                 176,069
   Net transfers (including fixed account).............                751,790              (1,371,737)                 358,695
   Policy charges......................................              (160,466)                (146,221)               (169,964)
   Transfers for Policy benefits and terminations......              (102,727)                 (27,728)               (239,442)
                                                         ---------------------    ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                617,838              (1,394,204)                 125,358
                                                         ---------------------    ---------------------   ---------------------
      Net increase (decrease) in net assets............              2,224,926              (1,367,297)               (595,595)
NET ASSETS:
   Beginning of year...................................              2,868,911                4,236,208               4,831,803
                                                         ---------------------    ---------------------   ---------------------
   End of year.........................................  $           5,093,837    $           2,868,911   $           4,236,208
                                                         =====================    =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
          OF GENERAL AMERICAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS



1.  ORGANIZATION


General American Separate Account Eleven (the "Separate Account"), a separate account of General American Life Insurance Company (the "Company"), was established by the Company's Board of Directors on January 30, 1985 to support operations of the Company with respect to certain variable life insurance policies (the "Policies"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

The Separate Account is divided into Divisions, each of which is treated as an individual accounting entity for financial reporting purposes. Each Division invests in shares of the corresponding fund or portfolio (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

American Funds Insurance Series ("American Funds")         JPMorgan Insurance Trust ("JP Morgan")
Brighthouse Funds Trust I ("BHFTI")                        Russell Investment Funds ("Russell")
Brighthouse Funds Trust II ("BHFTII")                      VanEck VIP Trust ("VanEck VIP")
Fidelity Variable Insurance Products ("Fidelity VIP")

The assets of each of the Divisions of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies cannot be used for liabilities arising out of any other business conducted by the Company.


2.  LIST OF DIVISIONS


Premium payments, less any applicable charges, applied to the Separate Account are invested in one or more Divisions in accordance with the selection made by the Policy owner. The following Divisions had net assets as of December 31, 2017:

American Funds Global Small Capitalization Division       BHFTII Brighthouse/Wellington Balanced Division (a)
American Funds Growth Division                            BHFTII Brighthouse/Wellington Core Equity
American Funds Growth-Income Division                       Opportunities Division
BHFTI Brighthouse Asset Allocation 100 Division           BHFTII Frontier Mid Cap Growth Division
BHFTI Clarion Global Real Estate Division                 BHFTII Jennison Growth Division
BHFTI ClearBridge Aggressive Growth Division              BHFTII MetLife Aggregate Bond Index Division
BHFTI Harris Oakmark International Division               BHFTII MetLife Mid Cap Stock Index Division
BHFTI Invesco Small Cap Growth Division                   BHFTII MetLife MSCI EAFE Index Division
BHFTI MFS Research International Division                 BHFTII MetLife Russell 2000 Index Division
BHFTI Morgan Stanley Mid Cap Growth Division              BHFTII MetLife Stock Index Division
BHFTI PIMCO Total Return Division                         BHFTII MFS Total Return Division
BHFTI T. Rowe Price Large Cap Value Division              BHFTII MFS Value Division
BHFTI T. Rowe Price Mid Cap Growth Division               BHFTII MFS Value II Division
BHFTI Victory Sycamore Mid Cap Value Division             BHFTII Neuberger Berman Genesis Division
BHFTII Baillie Gifford International Stock Division       BHFTII T. Rowe Price Large Cap Growth Division
BHFTII BlackRock Bond Income Division                     BHFTII T. Rowe Price Small Cap Growth Division
BHFTII BlackRock Capital Appreciation Division            BHFTII Van Eck Global Natural Resources Division
BHFTII BlackRock Ultra-Short Term Bond Division           BHFTII Western Asset Management Strategic Bond
BHFTII Brighthouse Asset Allocation 20 Division             Opportunities Division
BHFTII Brighthouse Asset Allocation 40 Division           BHFTII Western Asset Management U.S. Government
BHFTII Brighthouse Asset Allocation 60 Division             Division
BHFTII Brighthouse Asset Allocation 80 Division           Fidelity VIP Equity-Income Division
BHFTII Brighthouse/Artisan Mid Cap Value Division         Fidelity VIP Mid Cap Division

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2.  LIST OF DIVISIONS -- (CONCLUDED)


JPMorgan Insurance Trust Core Bond Division                Russell U.S. Small Cap Equity Division
JPMorgan Insurance Trust Small Cap Core Division           Russell U.S. Strategic Equity Division
Russell International Developed Markets Division           VanEck VIP Emerging Markets Division
Russell Strategic Bond Division

(a) This Division invests in two or more share classes within the underlying fund or portfolio of the Trusts.


3.  PORTFOLIO CHANGES


The operations of the Divisions were affected by the following changes that occurred during the year ended December 31, 2017:

TRUST NAME CHANGES:

Former Trust                                             New Trust

Met Investors Series Trust (MIST)                        Brighthouse Funds Trust I (BHFTI)
Metropolitan Series Fund (MSF)                           Brighthouse Funds Trust II (BHFTII)

NAME CHANGES:

Former Name                                               New Name

(BHFTI) Invesco Mid Cap Value Portfolio                   (BHFTI) Victory Sycamore Mid Cap Value Portfolio
(BHFTII) BlackRock Large Cap Value Portfolio              (BHFTII) MFS Value II Portfolio
(MIST) MetLife Asset Allocation 100 Portfolio             (BHFTI) Brighthouse Asset Allocation 100 Portfolio
(MSF) Barclays Aggregate Bond Index Portfolio             (BHFTII) MetLife Aggregate Bond Index Portfolio
(MSF) Met/Artisan Mid Cap Value Portfolio                 (BHFTII) Brighthouse/Artisan Mid Cap Value Portfolio
(MSF) Met/Wellington Balanced Portfolio                   (BHFTII) Brighthouse/Wellington Balanced Portfolio
(MSF) Met/Wellington Core Equity Opportunities            (BHFTII) Brighthouse/Wellington Core Equity
   Portfolio                                                Opportunities Portfolio
(MSF) MetLife Asset Allocation 20 Portfolio               (BHFTII) Brighthouse Asset Allocation 20 Portfolio
(MSF) MetLife Asset Allocation 40 Portfolio               (BHFTII) Brighthouse Asset Allocation 40 Portfolio
(MSF) MetLife Asset Allocation 60 Portfolio               (BHFTII) Brighthouse Asset Allocation 60 Portfolio
(MSF) MetLife Asset Allocation 80 Portfolio               (BHFTII) Brighthouse Asset Allocation 80 Portfolio
(MSF) MSCI EAFE Index Portfolio                           (BHFTII) MetLife MSCI EAFE Index Portfolio
(MSF) Russell 2000 Index Portfolio                        (BHFTII) MetLife Russell 2000 Index Portfolio
(MSF) Van Eck Global Natural Resources Portfolio          (BHFTII) VanEck Global Natural Resources Portfolio
Russell Aggressive Equity Fund                            Russell U.S. Small Cap Equity Fund
Russell Core Bond Fund                                    Russell Strategic Bond Fund
Russell Multi-Style Equity Fund                           Russell U.S. Strategic Equity Fund
Russell Non-U.S. Fund                                     Russell International Developed Markets Fund

4.  SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable life separate accounts registered as unit investment trusts, which follow the accounting and reporting guidance in Financial Accounting Standards Board ACCOUNTING STANDARDS CODIFICATION TOPIC 946, INVESTMENT COMPANIES.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)


SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.


SECURITY VALUATION
A Division's investment in shares of a fund or portfolio of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Divisions.The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Each Division invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day.


FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.


PREMIUM PAYMENTS
The Company deducts a sales charge for certain policies and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts a federal income tax charge before amounts are allocated to the Separate Account. This federal income tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to Policy acquisition expenses. Net premiums are reported as premium payments received from Policy owners on the statements of changes in net assets of the applicable Divisions and are credited as units.


NET TRANSFERS
Funds transferred by the policy owner into or out of Divisions within the Separate Account or into or out of the fixed account, which is part of the Company's general account, are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Divisions.


USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.


5.  EXPENSES


The following annual Separate Account charge paid to the Company is an asset-based charge assessed through a daily reduction in unit values, which is recorded as an expense in the accompanying statements of operations of the applicable Divisions:

     Mortality and Expense Risk -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



5.  EXPENSES -- (CONCLUDED)


      The table below represents the range of effective annual rates for the charge for the year ended December 31, 2017:

     -------------------------------------------------------------------------------------------------------------------------
      Mortality and Expense Risk                                                                              0.00% - 0.90%
     -------------------------------------------------------------------------------------------------------------------------

      The above referenced charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular Policy.

For some Policies, a Mortality and Expense Risk charge ranging from 0.15% to 0.75% is assessed on a monthly basis through the redemption of units. Other Policy charges that are assessed through the redemption of units generally include: cost of insurance ("COI") charges, administrative charges, a Policy fee, and charges for benefits provided by rider, if any. The COI charge is the primary charge under the Policy for the death benefit provided by the Company. Policy administrative charges range from $.03 to $.38 for every $1,000 of the Policy face amount and are assessed per month for the first 10 Policy years.

Policy fees range from $4 to $25 and are assessed monthly depending on the Policy and the Policy year. In addition, a surrender charge is imposed if the Policy is partially or fully surrendered within the specified surrender charge period that ranges from 0% to 45% of the Policy's target premium. Most Policies offer optional benefits that can be added to the Policy by rider. The charge for riders that provide life insurance benefits can range from $.01 to $83.33 per $1,000 of coverage and the charge for riders providing benefits in the event of disability can range from $2.40 to $61.44 per $100 of the benefit provided. These charges are paid to the Company and are recorded as Policy charges in the accompanying statements of changes in net assets of the applicable Divisions for the years ended December 31, 2017, 2016 and 2015.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS


                                               AS OF
                                            DECEMBER 31                          FOR THE YEAR ENDED DECEMBER 31
                                      ----------------------  -------------------------------------------------------------------
                                                                            COST OF                          PROCEEDS
                                        SHARES     COST ($)              PURCHASES ($)                    FROM SALES ($)
                                      ---------   ----------  ---------------------------------  --------------------------------
                                         2017        2017        2017        2016       2015        2017       2016        2015
                                      ---------   ----------  ---------   ---------   ---------  ---------   ---------  ---------
     American Funds Global Small
       Capitalization Division......    153,817    3,240,113    162,628   1,095,338     926,294    972,200   1,438,622    429,061
     American Funds Growth
       Division.....................    241,145   14,600,850  2,388,041   2,135,949   4,156,453  2,908,666   2,219,421  1,762,197
     American Funds Growth-Income
       Division.....................    235,573    9,321,659  1,406,849   1,572,505   2,183,604  1,301,382   1,733,010  1,001,172
     BHFTI Brighthouse Asset
       Allocation 100 Division......      3,621       40,648      3,067       6,203      10,499      3,011      10,286      1,774
     BHFTI Clarion Global Real
       Estate Division..............    241,296    2,695,743    252,073     404,355     462,527    279,989     940,487    437,146
     BHFTI ClearBridge Aggressive
       Growth Division..............     79,283      905,784     96,908     138,536     396,346    201,428     252,428  1,896,423
     BHFTI Harris Oakmark
       International Division.......    469,469    6,616,529    772,686     993,106   1,691,059    759,132   1,791,921  1,226,042
     BHFTI Invesco Small Cap
       Growth Division..............     78,698    1,152,667    177,070     208,552     348,607     86,376      88,600    141,931
     BHFTI MFS Research
       International Division.......    723,532    7,893,232    738,668     816,729   2,330,445  1,799,798   2,398,610  2,117,004
     BHFTI Morgan Stanley Mid Cap
       Growth Division..............    104,377    1,263,056     77,659     134,284     111,681    186,287     186,016    168,550
     BHFTI PIMCO Total Return
       Division.....................    904,017   10,787,433    917,070   1,092,151   1,422,891    683,999   3,470,676  1,067,083
     BHFTI T. Rowe Price Large Cap
       Value Division...............     65,218    2,004,406    374,637     763,751     662,226    268,263     563,423  1,902,891
     BHFTI T. Rowe Price Mid Cap
       Growth Division..............    265,690    2,799,810    399,192     695,958   1,564,525    807,350   1,042,930    449,120
     BHFTI Victory Sycamore Mid
       Cap Value Division...........    187,333    3,519,378    160,022     381,577   4,022,573    309,137   1,012,854  3,501,505
     BHFTII Baillie Gifford
       International Stock Division.    169,419    1,799,303    132,320     245,236     185,364    244,260     271,392    204,819
     BHFTII BlackRock Bond
       Income Division..............     38,269    4,145,018    777,048   2,368,766     577,412    449,413     520,447    430,336
     BHFTII BlackRock Capital
       Appreciation Division........     70,940    2,051,061    140,394     338,650     618,011    387,283     371,812    335,571
     BHFTII BlackRock Ultra-Short
       Term Bond Division...........     44,607    4,464,134    509,634   1,069,048   2,741,583    849,991   1,774,172  2,977,508
     BHFTII Brighthouse Asset
       Allocation 20 Division.......      9,847      108,271      5,622       8,556       8,201     10,770       2,975      3,188
     BHFTII Brighthouse Asset
       Allocation 40 Division.......     21,110      267,794     12,996      22,976     240,415      4,416       2,353      1,633
     BHFTII Brighthouse Asset
       Allocation 60 Division.......     32,506      381,977     52,420     129,523      61,516      5,673       6,117    235,969
     BHFTII Brighthouse Asset
       Allocation 80 Division.......     64,009      757,012    112,527     154,826      89,858     68,385      86,289     18,323
     BHFTII Brighthouse/Artisan
       Mid Cap Value Division.......     13,711    2,987,680    169,173   1,041,624     602,805    599,935     658,096    473,598
     BHFTII Brighthouse/Wellington
       Balanced Division............    496,627    8,588,997    779,651   2,390,423   1,932,981    781,605   1,163,714    872,036
     BHFTII Brighthouse/Wellington
       Core Equity Opportunities
       Division.....................    185,311    5,591,351    488,577   1,723,467   2,157,947    982,787   1,266,019  2,069,708
     BHFTII Frontier Mid Cap
       Growth Division..............     87,363    2,394,055    171,310     472,024     604,941    635,008     520,258    406,843
     BHFTII Jennison Growth
       Division.....................  1,660,984   21,569,207  2,542,858   4,002,407   4,791,866  2,618,017   4,758,642  3,640,600

(a)  For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS -- (CONCLUDED)


                                               AS OF
                                            DECEMBER 31
                                      ----------------------

                                        SHARES     COST ($)
                                      ---------   ----------
                                         2017        2017
                                      ---------   ----------
     BHFTII MetLife Aggregate
       Bond Index Division..........  1,256,816   13,730,755
     BHFTII MetLife Mid Cap Stock
       Index Division...............    189,404    3,255,210
     BHFTII MetLife MSCI EAFE
       Index Division...............    339,671    4,047,543
     BHFTII MetLife Russell 2000
       Index Division...............    157,216    2,335,785
     BHFTII MetLife Stock Index
       Division.....................  1,122,862   36,785,402
     BHFTII MFS Total Return
       Division.....................     16,634    2,430,689
     BHFTII MFS Value Division......    561,535    8,720,866
     BHFTII MFS Value II Division...    520,988    5,029,556
     BHFTII Neuberger Berman
       Genesis Division.............    382,745    5,902,332
     BHFTII T. Rowe Price Large
       Cap Growth Division..........    290,223    6,134,695
     BHFTII T. Rowe Price Small
       Cap Growth Division..........    324,702    6,187,461
     BHFTII Van Eck Global Natural
       Resources Division...........    381,067    4,967,288
     BHFTII Western Asset
       Management Strategic Bond
       Opportunities Division.......    498,934    6,535,634
     BHFTII Western Asset
       Management U.S. Government
       Division.....................     62,133      744,445
     Fidelity VIP Equity-Income
       Division.....................    647,083   13,908,484
     Fidelity VIP Mid Cap Division..    119,982    3,625,969
     JPMorgan Insurance Trust Core
       Bond Division................     68,613      763,124
     JPMorgan Insurance Trust Small
       Cap Core Division............    130,312    2,434,166
     Russell International Developed
       Markets Division.............    117,587    1,208,222
     Russell Strategic Bond Division     86,184      902,166
     Russell U.S. Small Cap Equity
       Division.....................    108,708    1,436,914
     Russell U.S. Strategic Equity
       Division.....................    220,773    3,279,259
     VanEck VIP Emerging Markets
       Division.....................    325,904    3,947,242


                                                            FOR THE YEAR ENDED DECEMBER 31
                                      ------------------------------------------------------------------------
                                                     COST OF                             PROCEEDS
                                                  PURCHASES ($)                       FROM SALES ($)
                                      -----------------------------------  -----------------------------------
                                         2017        2016         2015        2017       2016           2015
                                      ---------   ------------  ---------  ---------   ------------  ---------
     BHFTII MetLife Aggregate
       Bond Index Division..........    943,551     864,213       936,481  1,053,801   1,053,792     1,031,214
     BHFTII MetLife Mid Cap Stock
       Index Division...............  1,531,202     284,956       418,822    185,735     236,528     1,279,601
     BHFTII MetLife MSCI EAFE
       Index Division...............    517,960     285,289       477,233    496,972     300,410       664,426
     BHFTII MetLife Russell 2000
       Index Division...............    366,981     375,291       439,886    453,433     619,139       633,963
     BHFTII MetLife Stock Index
       Division.....................  4,154,022   4,522,586     4,959,280  5,272,603   5,803,543     9,389,013
     BHFTII MFS Total Return
       Division.....................    348,931     286,772       172,928    391,506     724,327       199,950
     BHFTII MFS Value Division......  2,710,633   1,708,492     6,129,934  1,169,104   2,862,929     3,813,042
     BHFTII MFS Value II Division...    285,967     603,944       663,667    392,733     724,507       730,521
     BHFTII Neuberger Berman
       Genesis Division.............  1,255,636     825,562       840,351  1,209,635   1,847,251     1,494,296
     BHFTII T. Rowe Price Large
       Cap Growth Division..........  1,434,059     991,996     3,336,345    601,698   2,114,285       771,831
     BHFTII T. Rowe Price Small
       Cap Growth Division..........  1,745,081   1,898,350     1,133,703  1,410,775   1,457,966     1,346,890
     BHFTII Van Eck Global Natural
       Resources Division...........    158,923     218,376       642,333    332,390     651,338       717,710
     BHFTII Western Asset
       Management Strategic Bond
       Opportunities Division.......  1,057,411   6,578,692(a)         --    628,295     518,776(a)         --
     BHFTII Western Asset
       Management U.S. Government
       Division.....................    318,408      71,931        89,228     33,872     637,997       144,549
     Fidelity VIP Equity-Income
       Division.....................    817,059   1,675,094     2,259,996  1,530,341   2,667,058     1,586,389
     Fidelity VIP Mid Cap Division..    302,089     439,977       848,393    523,473     815,389       915,612
     JPMorgan Insurance Trust Core
       Bond Division................     89,474      73,695       162,042     44,484     221,215       127,343
     JPMorgan Insurance Trust Small
       Cap Core Division............    943,923     306,835       698,146    280,608   1,088,466       490,916
     Russell International Developed
       Markets Division.............    109,056     120,185        76,001    103,712     314,676       100,630
     Russell Strategic Bond Division     66,751     103,965        87,256    146,577     236,026        82,591
     Russell U.S. Small Cap Equity
       Division.....................    156,693      63,316       264,965    140,395     274,966        81,093
     Russell U.S. Strategic Equity
       Division.....................    488,542     359,106       411,915    271,919     546,530       213,014
     VanEck VIP Emerging Markets
       Division.....................    961,152     701,805       908,608    343,716   2,068,955       505,915

(a)  For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS
    FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:


                                 AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION              AMERICAN FUNDS GROWTH
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017          2016            2015          2017            2016          2015
                                  ------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        125,474        163,034        159,261        569,479        628,692        673,739
Units issued and transferred
   from other funding options..         15,190         86,267         85,631         49,289         61,204         62,717
Units redeemed and transferred
   to other funding options....       (39,133)      (123,827)       (81,858)      (117,193)      (120,417)      (107,764)
                                  ------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        101,531        125,474        163,034        501,575        569,479        628,692
                                  ============  =============  =============  =============  =============  =============


                                        AMERICAN FUNDS GROWTH-INCOME            BHFTI BRIGHTHOUSE ASSET ALLOCATION 100
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017          2016            2015          2017            2016          2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        401,481        460,171        482,665            210            266            243
Units issued and transferred
   from other funding options..         38,691         42,359         48,067              2              2             34
Units redeemed and transferred
   to other funding options....       (63,530)      (101,049)       (70,561)           (16)           (58)           (11)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        376,642        401,481        460,171            196            210            266
                                 =============  =============  =============  =============  =============  =============

                                      BHFTI CLARION GLOBAL REAL ESTATE            BHFTI CLEARBRIDGE AGGRESSIVE GROWTH
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  ------------------------------------------
                                     2017           2016            2015           2017          2016          2015
                                 -------------  -------------  -------------  -------------  ------------  -------------

Units beginning of year........         13,092         15,700         16,220         73,866        80,654        156,189
Units issued and transferred
   from other funding options..          6,053         13,388         12,460         11,382        12,290         88,181
Units redeemed and transferred
   to other funding options....        (6,615)       (15,996)       (12,980)       (17,035)      (19,078)      (163,716)
                                 -------------  -------------  -------------  -------------  ------------  -------------
Units end of year..............         12,530         13,092         15,700         68,213        73,866         80,654
                                 =============  =============  =============  =============  ============  =============


                                      BHFTI HARRIS OAKMARK INTERNATIONAL            BHFTI INVESCO SMALL CAP GROWTH
                                                   DIVISION                                    DIVISION
                                 -------------------------------------------  -------------------------------------------
                                     2017            2016           2015          2017           2016            2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        211,967        260,788        276,598         31,851         33,362         34,237
Units issued and transferred
   from other funding options..         36,510         89,751        100,288          2,883          3,661          6,864
Units redeemed and transferred
   to other funding options....       (40,048)      (138,572)      (116,098)        (3,379)        (5,172)        (7,739)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        208,429        211,967        260,788         31,355         31,851         33,362
                                 =============  =============  =============  =============  =============  =============

                                     BHFTI MFS RESEARCH INTERNATIONAL         BHFTI MORGAN STANLEY MID CAP GROWTH
                                                 DIVISION                                  DIVISION
                                 ----------------------------------------  -----------------------------------------
                                     2017          2016          2015          2017          2016           2015
                                 ------------  ------------  ------------  ------------  ------------  -------------

Units beginning of year........       505,458       620,513       614,725       253,466       260,351        267,514
Units issued and transferred
   from other funding options..       423,100       576,302       945,195        25,945        39,308         31,792
Units redeemed and transferred
   to other funding options....     (486,557)     (691,357)     (939,407)      (39,334)      (46,193)       (38,955)
                                 ------------  ------------  ------------  ------------  ------------  -------------
Units end of year..............       442,001       505,458       620,513       240,077       253,466        260,351
                                 ============  ============  ============  ============  ============  =============


                                          BHFTI PIMCO TOTAL RETURN                BHFTI T. ROWE PRICE LARGE CAP VALUE
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  ------------------------------------------
                                      2017          2016           2015           2017           2016           2015
                                 -------------  -------------  -------------  -------------  -------------  ------------

Units beginning of year........        507,351        636,895        659,283         82,219         85,892       145,449
Units issued and transferred
   from other funding options..         69,954         74,722         74,450         15,441         27,825        86,360
Units redeemed and transferred
   to other funding options....       (68,843)      (204,266)       (96,838)       (19,732)       (31,498)     (145,917)
                                 -------------  -------------  -------------  -------------  -------------  ------------
Units end of year..............        508,462        507,351        636,895         77,928         82,219        85,892
                                 =============  =============  =============  =============  =============  ============

                                      BHFTI T. ROWE PRICE MID CAP GROWTH         BHFTI VICTORY SYCAMORE MID CAP VALUE
                                                   DIVISION                                    DIVISION
                                 -------------------------------------------  ------------------------------------------
                                     2017            2016           2015           2017          2016          2015
                                 -------------  -------------  -------------  -------------  ------------  -------------

Units beginning of year........         91,082        113,903         95,587        108,901       134,329        126,894
Units issued and transferred
   from other funding options..         10,663         38,046         55,692          8,649        13,386        148,944
Units redeemed and transferred
   to other funding options....       (27,474)       (60,867)       (37,376)       (13,175)      (38,814)      (141,509)
                                 -------------  -------------  -------------  -------------  ------------  -------------
Units end of year..............         74,271         91,082        113,903        104,375       108,901        134,329
                                 =============  =============  =============  =============  ============  =============


                                 BHFTII BAILLIE GIFFORD INTERNATIONAL STOCK           BHFTII BLACKROCK BOND INCOME
                                                  DIVISION                                      DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017           2016          2015           2017            2016           2015
                                 -------------  -------------  ------------   -------------  -------------  -------------

Units beginning of year........        124,728        128,073       131,453         210,062        109,875        105,634
Units issued and transferred
   from other funding options..         11,627         22,510        17,859          46,923        142,784         39,716
Units redeemed and transferred
   to other funding options....       (19,880)       (25,855)      (21,239)        (34,731)       (42,597)       (35,475)
                                 -------------  -------------  ------------   -------------  -------------  -------------
Units end of year..............        116,475        124,728       128,073         222,254        210,062        109,875
                                 =============  =============  ============   =============  =============  =============


(a) For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:


                                    BHFTII BLACKROCK CAPITAL APPRECIATION       BHFTII BLACKROCK ULTRA-SHORT TERM BOND
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                     2017            2016          2015           2017            2016          2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        159,889        178,137        191,991        354,205        405,006        419,869
Units issued and transferred
   from other funding options..         14,008         19,170         25,400         67,365        156,872        258,836
Units redeemed and transferred
   to other funding options....       (30,486)       (37,418)       (39,254)       (88,606)      (207,673)      (273,699)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        143,411        159,889        178,137        332,964        354,205        405,006
                                 =============  =============  =============  =============  =============  =============


                                   BHFTII BRIGHTHOUSE ASSET ALLOCATION 20       BHFTII BRIGHTHOUSE ASSET ALLOCATION 40
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017          2016            2015          2017            2016          2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........            629            640            644          1,238          1,251              4
Units issued and transferred
   from other funding options..              7              7             15              2             --          1,257
Units redeemed and transferred
   to other funding options....           (58)           (18)           (19)           (22)           (13)           (10)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............            578            629            640          1,218          1,238          1,251
                                 =============  =============  =============  =============  =============  =============

                                   BHFTII BRIGHTHOUSE ASSET ALLOCATION 60        BHFTII BRIGHTHOUSE ASSET ALLOCATION 80
                                                  DIVISION                                      DIVISION
                                 --------------------------------------------  -------------------------------------------
                                      2017          2016            2015            2017          2016            2015
                                 -------------  -------------  --------------  -------------  -------------  -------------

Units beginning of year........          1,726          1,263           2,326          3,880          4,095          3,918
Units issued and transferred
   from other funding options..            160            512             217            282            338            382
Units redeemed and transferred
   to other funding options....           (43)           (49)         (1,280)          (355)          (553)          (205)
                                 -------------  -------------  --------------  -------------  -------------  -------------
Units end of year..............          1,843          1,726           1,263          3,807          3,880          4,095
                                 =============  =============  ==============  =============  =============  =============


                                  BHFTII BRIGHTHOUSE/ARTISAN MID CAP VALUE      BHFTII BRIGHTHOUSE/WELLINGTON BALANCED
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017          2016            2015           2017          2016           2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        139,549        140,373        154,007        259,365        253,047        260,192
Units issued and transferred
   from other funding options..         12,929         53,382         18,380         24,653         59,394         28,125
Units redeemed and transferred
   to other funding options....       (28,661)       (54,206)       (32,014)       (31,704)       (53,076)       (35,270)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        123,817        139,549        140,373        252,314        259,365        253,047
                                 =============  =============  =============  =============  =============  =============

                                       BHFTII BRIGHTHOUSE/WELLINGTON
                                         CORE EQUITY OPPORTUNITIES              BHFTII FRONTIER MID CAP GROWTH
                                                 DIVISION                                  DIVISION
                                 ----------------------------------------  ----------------------------------------
                                     2017          2016          2015          2017          2016          2015
                                 ------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year........       230,817       227,185       240,504       116,003       129,380       137,561
Units issued and transferred
   from other funding options..        17,195       121,338        23,405         8,289         9,533        14,315
Units redeemed and transferred
   to other funding options....      (44,353)     (117,706)      (36,724)      (25,581)      (22,910)      (22,496)
                                 ------------  ------------  ------------  ------------  ------------  ------------
Units end of year..............       203,659       230,817       227,185        98,711       116,003       129,380
                                 ============  ============  ============  ============  ============  ============



                                           BHFTII JENNISON GROWTH                 BHFTII METLIFE AGGREGATE BOND INDEX
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  ------------------------------------------
                                     2017           2016           2015            2017           2016          2015
                                 -------------  -------------  -------------  -------------  -------------  ------------

Units beginning of year........        137,262        161,430        178,819        554,637        571,075       583,090
Units issued and transferred
   from other funding options..         63,452         69,494         94,341        208,427        182,427       223,771
Units redeemed and transferred
   to other funding options....       (72,256)       (93,662)      (111,730)      (222,986)      (198,865)     (235,786)
                                 -------------  -------------  -------------  -------------  -------------  ------------
Units end of year..............        128,458        137,262        161,430        540,078        554,637       571,075
                                 =============  =============  =============  =============  =============  ============

                                      BHFTII METLIFE MID CAP STOCK INDEX             BHFTII METLIFE MSCI EAFE INDEX
                                                   DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017           2016           2015           2017           2016           2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........         56,764         60,247         87,019        191,182        193,536        206,415
Units issued and transferred
   from other funding options..         34,427          9,978         12,550         33,879         24,983         38,090
Units redeemed and transferred
   to other funding options....       (10,840)       (13,461)       (39,322)       (37,151)       (27,337)       (50,969)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............         80,351         56,764         60,247        187,910        191,182        193,536
                                 =============  =============  =============  =============  =============  =============


                                      BHFTII METLIFE RUSSELL 2000 INDEX            BHFTII METLIFE STOCK INDEX
                                                  DIVISION                                  DIVISION
                                 -----------------------------------------  ----------------------------------------
                                      2017          2016          2015          2017          2016          2015
                                 -------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year........        109,019       126,144       142,869     1,533,315     1,645,553     1,882,074
Units issued and transferred
   from other funding options..         15,313        26,276        22,683       349,832       352,268       459,235
Units redeemed and transferred
   to other funding options....       (23,218)      (43,401)      (39,408)     (447,085)     (464,506)     (695,756)
                                 -------------  ------------  ------------  ------------  ------------  ------------
Units end of year..............        101,114       109,019       126,144     1,436,062     1,533,315     1,645,553
                                 =============  ============  ============  ============  ============  ============


(a) For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:


                                          BHFTII MFS TOTAL RETURN                       BHFTII MFS VALUE
                                                 DIVISION                                   DIVISION
                                 ----------------------------------------  ------------------------------------------
                                     2017          2016          2015          2017           2016           2015
                                 ------------  ------------  ------------  -------------  -------------  ------------

Units beginning of year........       102,854       128,448       131,854        329,931        419,200       370,993
Units issued and transferred
   from other funding options..         8,578         7,833         7,642        766,348        715,209       774,171
Units redeemed and transferred
   to other funding options....      (16,735)      (33,427)      (11,048)      (732,451)      (804,478)     (725,964)
                                 ------------  ------------  ------------  -------------  -------------  ------------
Units end of year..............        94,697       102,854       128,448        363,828        329,931       419,200
                                 ============  ============  ============  =============  =============  ============


                                            BHFTII MFS VALUE II                   BHFTII NEUBERGER BERMAN GENESIS
                                                 DIVISION                                    DIVISION
                                 ----------------------------------------  -------------------------------------------
                                     2017          2016          2015           2017           2016          2015
                                 ------------  ------------  ------------  -------------  -------------  -------------

Units beginning of year........       117,240       127,118       138,760        249,669        281,941        304,878
Units issued and transferred
   from other funding options..        11,822        15,402        16,451        307,024        336,047        465,634
Units redeemed and transferred
   to other funding options....      (15,146)      (25,280)      (28,093)      (324,393)      (368,319)      (488,571)
                                 ------------  ------------  ------------  -------------  -------------  -------------
Units end of year..............       113,916       117,240       127,118        232,300        249,669        281,941
                                 ============  ============  ============  =============  =============  =============



                                    BHFTII T. ROWE PRICE LARGE CAP GROWTH        BHFTII T. ROWE PRICE SMALL CAP GROWTH
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  ------------------------------------------
                                     2017           2016            2015           2017          2016          2015
                                 -------------  -------------  -------------  -------------  ------------  -------------

Units beginning of year........        222,063        298,914        230,571        239,530       252,940        283,047
Units issued and transferred
   from other funding options..         49,519        100,439        122,782        277,501       273,110        321,866
Units redeemed and transferred
   to other funding options....       (35,961)      (177,290)       (54,439)      (278,116)     (286,520)      (351,973)
                                 -------------  -------------  -------------  -------------  ------------  -------------
Units end of year..............        235,621        222,063        298,914        238,915       239,530        252,940
                                 =============  =============  =============  =============  ============  =============


                                                                                 BHFTII WESTERN ASSET
                                                                                 MANAGEMENT STRATEGIC
                                  BHFTII VAN ECK GLOBAL NATURAL RESOURCES         BOND OPPORTUNITIES
                                                 DIVISION                              DIVISION
                                 ------------------------------------------  ---------------------------
                                     2017          2016           2015            2017        2016 (a)
                                 ------------  -------------  -------------  -------------  ------------

Units beginning of year........       122,401        135,926        138,590         16,545            --
Units issued and transferred
   from other funding options..        34,824         94,178         90,662          9,461        23,501
Units redeemed and transferred
   to other funding options....      (39,675)      (107,703)       (93,326)        (8,953)       (6,956)
                                 ------------  -------------  -------------  -------------  ------------
Units end of year..............       117,550        122,401        135,926         17,053        16,545
                                 ============  =============  =============  =============  ============

                                            BHFTII WESTERN ASSET
                                         MANAGEMENT U.S. GOVERNMENT                  FIDELITY VIP EQUITY-INCOME
                                                  DIVISION                                    DIVISION
                                 ------------------------------------------  -------------------------------------------
                                      2017          2016          2015            2017           2016          2015
                                 -------------  ------------  -------------  -------------  -------------  -------------

Units beginning of year........          1,947         4,211          4,552        391,589        454,388        487,769
Units issued and transferred
   from other funding options..          2,365           323            385         25,026         35,763         33,377
Units redeemed and transferred
   to other funding options....        (1,228)       (2,587)          (726)       (56,437)       (98,562)       (66,758)
                                 -------------  ------------  -------------  -------------  -------------  -------------
Units end of year..............          3,084         1,947          4,211        360,178        391,589        454,388
                                 =============  ============  =============  =============  =============  =============



                                            FIDELITY VIP MID CAP                 JPMORGAN INSURANCE TRUST CORE BOND
                                                  DIVISION                                    DIVISION
                                 ------------------------------------------  -------------------------------------------
                                      2017          2016          2015            2017          2016           2015
                                 -------------  ------------  -------------  -------------  -------------  -------------

Units beginning of year........         97,355       113,273        129,432         44,403         54,729         54,228
Units issued and transferred
   from other funding options..          5,279         9,384         12,716          6,167          4,938         10,328
Units redeemed and transferred
   to other funding options....       (14,086)      (25,302)       (28,875)        (4,329)       (15,264)        (9,827)
                                 -------------  ------------  -------------  -------------  -------------  -------------
Units end of year..............         88,548        97,355        113,273         46,241         44,403         54,729
                                 =============  ============  =============  =============  =============  =============

                                   JPMORGAN INSURANCE TRUST SMALL CAP CORE        RUSSELL INTERNATIONAL DEVELOPED MARKETS
                                                  DIVISION                                       DIVISION
                                 --------------------------------------------  --------------------------------------------
                                     2017           2016            2015            2017            2016           2015
                                 -------------  -------------  --------------  --------------  -------------  -------------

Units beginning of year........         57,449         86,284          89,168          67,002         78,843         80,335
Units issued and transferred
   from other funding options..         24,723          6,379          49,591           1,585          5,148          3,846
Units redeemed and transferred
   to other funding options....        (9,370)       (35,214)        (52,475)         (4,851)       (16,989)        (5,338)
                                 -------------  -------------  --------------  --------------  -------------  -------------
Units end of year..............         72,802         57,449          86,284          63,736         67,002         78,843
                                 =============  =============  ==============  ==============  =============  =============


                                            RUSSELL STRATEGIC BOND                   RUSSELL U.S. SMALL CAP EQUITY
                                                   DIVISION                                    DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017           2016          2015           2017           2016           2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........         39,229         45,991         47,149         50,721         58,685         57,287
Units issued and transferred
   from other funding options..          3,132          3,773          3,643          1,974          3,017          6,985
Units redeemed and transferred
   to other funding options....        (6,715)       (10,535)        (4,801)        (4,610)       (10,981)        (5,587)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............         35,646         39,229         45,991         48,085         50,721         58,685
                                 =============  =============  =============  =============  =============  =============


(a) For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONCLUDED)
    FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:


                                                 RUSSELL U.S. STRATEGIC EQUITY                  VANECK VIP EMERGING MARKETS
                                                           DIVISION                                      DIVISION
                                         --------------------------------------------  --------------------------------------------
                                              2017            2016           2015          2017            2016            2015
                                         --------------  -------------  -------------  -------------  --------------  -------------

Units beginning of year................         126,635        141,010        146,011         66,650         100,691         96,903
Units issued and transferred
   from other funding options..........           4,521          6,900          7,468         39,001         122,664         90,735
Units redeemed and transferred
   to other funding options............        (10,917)       (21,275)       (12,469)       (24,689)       (156,705)       (86,947)
                                         --------------  -------------  -------------  -------------  --------------  -------------
Units end of year......................         120,239        126,635        141,010         80,962          66,650        100,691
                                         ==============  =============  =============  =============  ==============  =============


(a) For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS


The Company sells a number of variable life products which have unique combinations of features and fees, some of which directly affect the unit values of the Divisions. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Policies, net assets, net investment income ratios, expense ratios, excluding expenses for the underlying fund or portfolio, and total return ratios for the respective stated periods in the five years ended December 31, 2017:

                                                    AS OF DECEMBER 31                       FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------  -------------------------------------------------
                                                      UNIT VALUE                  INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                       LOWEST TO          NET        INCOME          LOWEST TO         LOWEST TO
                                          UNITS       HIGHEST ($)     ASSETS ($)    RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                       ----------  ----------------  -----------  -------------  ----------------  ----------------
  American Funds Global Small    2017     101,531     34.77 - 40.55    3,802,296      0.41         0.00 - 0.90        24.77 - 25.89
     Capitalization Division     2016     125,474     27.86 - 32.21    3,762,685      0.23         0.00 - 0.90          1.19 - 2.10
                                 2015     163,034     27.54 - 31.55    4,832,737        --         0.00 - 0.90        (0.63) - 0.27
                                 2014     159,261     27.71 - 31.46    4,713,116      0.12         0.00 - 0.90          1.21 - 2.12
                                 2013     167,877     27.38 - 30.81    4,877,240      0.87         0.00 - 0.90        27.13 - 28.28

  American Funds Growth          2017     501,575     34.53 - 39.87   18,652,534      0.49         0.00 - 0.90        27.15 - 28.29
     Division                    2016     569,479     27.16 - 31.08   16,557,486      0.77         0.00 - 0.90          8.51 - 9.49
                                 2015     628,692     25.03 - 28.38   16,757,447      0.60         0.00 - 0.90          5.90 - 6.86
                                 2014     673,739     23.63 - 26.56   16,868,665      0.77         0.00 - 0.90          7.54 - 8.51
                                 2013     817,414     21.98 - 24.48   18,843,562      0.93         0.00 - 0.90        28.94 - 30.10

  American Funds                 2017     376,642     28.80 - 32.75   11,710,332      1.39         0.00 - 0.90        21.29 - 22.38
     Growth-Income Division      2016     401,481     23.75 - 27.08   10,234,907      1.44         0.00 - 0.90        10.53 - 11.52
                                 2015     460,171     21.49 - 24.29   10,550,790      1.30         0.00 - 0.90          0.55 - 1.45
                                 2014     482,665     21.37 - 23.94   10,946,317      1.23         0.00 - 0.90         9.65 - 10.63
                                 2013     554,860     19.49 - 21.64   11,399,061      1.29         0.00 - 0.90        32.31 - 33.50

  BHFTI Brighthouse Asset        2017         196            246.20       48,230      1.45                0.00                23.21
     Allocation 100 Division     2016         210            199.82       41,919      2.38                0.00                 9.19
                                 2015         266            183.00       48,591      1.56                0.00               (1.67)
                                 2014         243            186.11       45,268      0.92                0.00                 5.24
                                 2013         240            176.84       42,449      0.97                0.00                29.77

  BHFTI Clarion Global Real      2017      12,530   220.12 - 248.81    3,004,085      3.62         0.00 - 0.90         9.99 - 10.97
     Estate Division             2016      13,092   200.14 - 224.21    2,834,793      2.44         0.00 - 0.90          0.25 - 1.15
                                 2015      15,700   199.63 - 221.65    3,369,987      4.18         0.00 - 0.90      (2.11) - (1.23)
                                 2014      16,220   203.93 - 224.41    3,546,223      1.84         0.00 - 0.90        12.66 - 13.67
                                 2013      20,668   181.02 - 197.41    3,945,811      6.89         0.00 - 0.90          2.84 - 3.76

  BHFTI ClearBridge              2017      68,213     19.31 - 31.67    1,458,776      0.94         0.00 - 0.90        17.64 - 18.70
     Aggressive Growth Division  2016      73,866     16.41 - 26.68    1,340,372      0.67         0.00 - 0.90          2.07 - 2.98
                                 2015      80,654     16.08 - 25.91    1,426,112      0.52         0.00 - 0.90      (4.67) - (3.81)
                                 2014     156,189     16.87 - 26.93    2,938,315      0.31         0.00 - 0.90        18.06 - 19.12
                                 2013     152,062     14.29 - 22.61    2,407,917      0.38         0.00 - 0.90        44.60 - 45.90

  BHFTI Harris Oakmark           2017     208,429     35.54 - 40.91    7,943,361      1.81         0.00 - 0.90        29.62 - 30.78
     International Division      2016     211,967     27.42 - 31.28    6,180,576      2.35         0.00 - 0.90          7.46 - 8.43
                                 2015     260,788     25.52 - 28.85    7,098,026      3.26         0.00 - 0.90      (5.16) - (4.31)
                                 2014     276,598     26.91 - 30.15    7,926,646      2.64         0.00 - 0.90      (6.37) - (5.52)
                                 2013     297,787     28.74 - 31.91    9,062,309      2.67         0.00 - 0.90        29.64 - 30.80

  BHFTI Invesco Small Cap        2017      31,355     35.01 - 41.50    1,220,542        --         0.00 - 0.90        24.49 - 25.61
     Growth Division             2016      31,851     28.13 - 33.04      988,322        --         0.00 - 0.90        10.73 - 11.72
                                 2015      33,362     25.40 - 29.58      926,996      0.15         0.00 - 0.90      (2.30) - (1.42)
                                 2014      34,237     26.00 - 30.00      967,330        --         0.00 - 0.90          7.22 - 8.18
                                 2013      35,415     24.25 - 27.73      926,737      0.49         0.00 - 0.90        39.28 - 40.54

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                        AS OF DECEMBER 31
                                           ------------------------------------------
                                                           UNIT VALUE
                                                            LOWEST TO          NET
                                              UNITS        HIGHEST ($)     ASSETS ($)
                                           ----------   ---------------   -----------
  BHFTI MFS Research                 2017     442,001     18.90 - 24.72     9,253,963
     International Division          2016     505,458     14.84 - 19.23     8,251,678
                                     2015     620,513     15.08 - 19.36    10,164,836
                                     2014     614,725     15.44 - 19.66    10,307,915
                                     2013     664,072     16.71 - 21.08    12,004,740

  BHFTI Morgan Stanley Mid           2017     240,077      7.96 - 22.86     2,105,214
     Cap Growth Division             2016     253,466      5.72 - 16.29     1,587,726
                                     2015     260,351      6.29 - 17.76     1,786,334
                                     2014     267,514      6.67 - 18.65     1,936,464
                                     2013     272,756      6.64 - 18.41     1,958,145

  BHFTI PIMCO Total Return           2017     508,462     19.27 - 22.18    10,459,454
     Division                        2016     507,351     18.56 - 21.17     9,998,671
                                     2015     636,895     18.21 - 20.58    12,321,030
                                     2014     659,283     18.32 - 20.52    12,769,863
                                     2013     691,410     17.69 - 19.64    12,853,474

  BHFTI T. Rowe Price Large          2017      77,928     23.76 - 32.58     2,311,952
     Cap Value Division              2016      82,219     20.44 - 27.91     2,087,464
                                     2015      85,892     17.75 - 24.13     1,875,720
                                     2014     145,449     18.53 - 25.07     3,255,523
                                     2013     155,132     16.46 - 22.17     3,089,993

  BHFTI T. Rowe Price Mid Cap        2017      74,271     39.47 - 47.68     3,166,984
     Growth Division                 2016      91,082     31.82 - 38.11     3,119,748
                                     2015     113,903     30.14 - 35.77     3,704,246
                                     2014      95,587     28.46 - 33.47     2,895,876
                                     2013      98,132     25.40 - 29.61     2,647,566

  BHFTI Victory Sycamore Mid         2017     104,375     31.77 - 42.34     3,913,352
     Cap Value Division              2016     108,901     29.20 - 38.57     3,744,567
                                     2015     134,329     25.45 - 33.31     4,043,605
                                     2014     126,894     28.14 - 36.51     4,162,858
                                     2013     140,555     25.71 - 33.20     4,231,405

  BHFTII Baillie Gifford             2017     116,475     18.00 - 20.37     2,275,229
     International Stock Division    2016     124,728     13.44 - 15.07     1,806,841
                                     2015     128,073     12.87 - 14.54     1,765,014
                                     2014     131,453     13.24 - 14.84     1,852,661
                                     2013     144,655     13.79 - 15.31     2,114,987

  BHFTII BlackRock Bond              2017     222,254     17.52 - 20.09     4,092,089
     Income Division                 2016     210,062     16.98 - 19.36     3,728,404
                                     2015     109,875     16.61 - 18.78     1,931,053
                                     2014     105,634     16.66 - 18.67     1,868,181
                                     2013      95,087     15.70 - 17.43     1,583,484

  BHFTII BlackRock Capital           2017     143,411     18.14 - 32.96     3,080,179
     Appreciation Division           2016     159,889     13.66 - 24.61     2,562,333
                                     2015     178,137     13.77 - 24.59     2,834,797
                                     2014     191,991     13.08 - 23.14     2,876,874
                                     2013     214,788     12.12 - 21.25     2,948,369



                                                     FOR THE YEAR ENDED DECEMBER 31
                                           -------------------------------------------------
                                           INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                              INCOME          LOWEST TO         LOWEST TO
                                             RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                           -------------  ----------------  ----------------
  BHFTI MFS Research                 2017      2.01         0.00 - 0.90        27.37 - 28.51
     International Division          2016      2.22         0.00 - 0.90      (1.56) - (0.67)
                                     2015      3.00         0.00 - 0.90      (2.38) - (1.50)
                                     2014      2.51         0.00 - 0.90      (7.57) - (6.74)
                                     2013      2.71         0.00 - 0.90        18.51 - 19.58

  BHFTI Morgan Stanley Mid           2017      0.35         0.00 - 0.90        39.11 - 40.36
     Cap Growth Division             2016        --         0.00 - 0.90      (9.09) - (8.27)
                                     2015        --         0.00 - 0.90      (5.63) - (4.78)
                                     2014      0.06         0.00 - 0.90          0.38 - 1.29
                                     2013      0.79         0.00 - 0.90        38.06 - 39.30

  BHFTI PIMCO Total Return           2017      1.94         0.00 - 0.90          3.84 - 4.77
     Division                        2016      2.70         0.00 - 0.90          1.93 - 2.85
                                     2015      5.46         0.00 - 0.90        (0.61) - 0.28
                                     2014      2.56         0.00 - 0.90          3.56 - 4.49
                                     2013      4.29         0.00 - 0.90      (2.60) - (1.72)

  BHFTI T. Rowe Price Large          2017      2.22         0.00 - 0.90        16.23 - 17.27
     Cap Value Division              2016      3.03         0.00 - 0.90        15.17 - 16.20
                                     2015      2.09         0.00 - 0.90      (4.17) - (3.31)
                                     2014      1.53         0.00 - 0.90        12.55 - 13.57
                                     2013      1.49         0.00 - 0.90        32.89 - 34.09

  BHFTI T. Rowe Price Mid Cap        2017        --         0.00 - 0.90        24.02 - 25.13
     Growth Division                 2016        --         0.00 - 0.90          5.57 - 6.52
                                     2015        --         0.00 - 0.90          5.92 - 6.88
                                     2014        --         0.00 - 0.90        12.03 - 13.04
                                     2013      0.41         0.00 - 0.90        35.74 - 36.96

  BHFTI Victory Sycamore Mid         2017      1.14         0.00 - 0.90          8.80 - 9.77
     Cap Value Division              2016      0.88         0.00 - 0.90        14.75 - 15.78
                                     2015      0.71         0.00 - 0.90      (9.57) - (8.76)
                                     2014      0.70         0.00 - 0.90          8.98 - 9.96
                                     2013      0.92         0.00 - 0.90        29.46 - 30.63

  BHFTII Baillie Gifford             2017      1.20         0.00 - 0.90        33.95 - 35.15
     International Stock Division    2016      1.64         0.00 - 0.90          4.44 - 5.38
                                     2015      1.70         0.00 - 0.90      (2.84) - (1.97)
                                     2014      1.46         0.00 - 0.90      (3.97) - (3.10)
                                     2013      1.64         0.00 - 0.90        14.51 - 15.54

  BHFTII BlackRock Bond              2017      2.98         0.00 - 0.90          3.18 - 4.10
     Income Division                 2016      2.22         0.00 - 0.90          2.20 - 3.12
                                     2015      3.83         0.00 - 0.90        (0.30) - 0.59
                                     2014      3.40         0.00 - 0.90          6.13 - 7.08
                                     2013      4.09         0.00 - 0.90      (1.65) - (0.77)

  BHFTII BlackRock Capital           2017      0.11         0.00 - 0.90        32.74 - 33.93
     Appreciation Division           2016        --         0.00 - 0.90        (0.81) - 0.09
                                     2015        --         0.00 - 0.90          5.33 - 6.28
                                     2014      0.06         0.00 - 0.90          7.93 - 8.90
                                     2013      0.81         0.00 - 0.90        33.02 - 34.22



            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                       AS OF DECEMBER 31
                                           -----------------------------------------
                                                          UNIT VALUE
                                                           LOWEST TO         NET
                                              UNITS       HIGHEST ($)    ASSETS ($)
                                           ---------   ---------------   -----------
  BHFTII BlackRock                   2017    332,964     12.16 - 21.37     4,497,260
     Ultra-Short Term Bond           2016    354,205     12.06 - 21.36     4,812,744
     Division                        2015    405,006     12.02 - 21.47     5,504,035
                                     2014    419,869     12.01 - 21.65     5,739,930
                                     2013    463,735     12.01 - 21.83     6,325,032

  BHFTII Brighthouse Asset           2017        578            187.67       108,414
     Allocation 20 Division          2016        629            175.14       110,210
                                     2015        640            167.17       106,913
                                     2014        644            167.56       107,957
                                     2013        661            159.99       105,789

  BHFTII Brighthouse Asset           2017      1,218            207.18       252,266
     Allocation 40 Division          2016      1,238            186.63       231,122
                                     2015      1,251            175.51       219,577
                                     2014          4            176.90           623
                                     2013          5            168.21           829

  BHFTII Brighthouse Asset           2017      1,843            224.31       413,479
     Allocation 60 Division          2016      1,726            195.16       336,803
                                     2015      1,263            181.60       229,421
                                     2014      2,326            183.41       426,653
                                     2013      2,465            174.19       429,361

  BHFTII Brighthouse Asset           2017      3,807            239.61       912,133
     Allocation 80 Division          2016      3,880            200.61       778,418
                                     2015      4,095            185.01       757,598
                                     2014      3,918            187.82       735,856
                                     2013      4,064            177.97       723,222

  BHFTII Brighthouse/Artisan         2017    123,817     27.02 - 32.05     3,551,995
     Mid Cap Value Division          2016    139,549     23.95 - 28.41     3,583,115
                                     2015    140,373     19.48 - 23.10     2,928,947
                                     2014    154,007     21.51 - 25.51     3,568,217
                                     2013    163,386     21.10 - 25.03     3,734,658

  BHFTII                             2017    252,314     26.49 - 87.34    10,120,035
     Brighthouse/Wellington          2016    259,365     23.05 - 76.49     9,172,261
     Balanced Division               2015    253,047     21.57 - 72.10     7,961,550
                                     2014    260,192     21.07 - 70.89     8,165,547
                                     2013    242,115     19.08 - 64.67     7,318,486

  BHFTII                             2017    203,659     27.22 - 31.33     5,985,497
     Brighthouse/Wellington Core     2016    230,817     23.07 - 26.31     5,750,637
     Equity Opportunities Division   2015    227,185     21.68 - 24.51     5,261,847
                                     2014    240,504     21.37 - 23.94     5,461,204
                                     2013    330,731     19.49 - 21.64     6,737,547

  BHFTII Frontier Mid Cap            2017     98,711     26.49 - 43.62     3,357,313
     Growth Division                 2016    116,003     21.17 - 35.07     3,145,053
                                     2015    129,380     20.09 - 33.50     3,405,942
                                     2014    137,561     19.45 - 32.79     3,554,282
                                     2013    148,284     17.57 - 29.71     3,462,021



                                                    FOR THE YEAR ENDED DECEMBER 31
                                           -------------------------------------------------
                                           INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                              INCOME          LOWEST TO         LOWEST TO
                                             RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                           -------------  ----------------  ----------------
  BHFTII BlackRock                   2017      0.35         0.00 - 0.90        (0.01) - 0.89
     Ultra-Short Term Bond           2016      0.07         0.00 - 0.90        (0.55) - 0.35
     Division                        2015        --         0.00 - 0.90        (0.89) - 0.00
                                     2014        --         0.00 - 0.90        (0.89) - 0.00
                                     2013        --         0.00 - 0.90        (0.89) - 0.00

  BHFTII Brighthouse Asset           2017      2.32                0.00                 7.16
     Allocation 20 Division          2016      3.44                0.00                 4.76
                                     2015      2.32                0.00               (0.23)
                                     2014      4.04                0.00                 4.73
                                     2013      3.01                0.00                 4.50

  BHFTII Brighthouse Asset           2017      2.20                0.00                11.01
     Allocation 40 Division          2016      3.77                0.00                 6.33
                                     2015      0.58                0.00               (0.78)
                                     2014      3.27                0.00                 5.16
                                     2013      2.92                0.00                11.20

  BHFTII Brighthouse Asset           2017      1.94                0.00                14.93
     Allocation 60 Division          2016      3.64                0.00                 7.47
                                     2015      0.74                0.00               (0.99)
                                     2014      2.37                0.00                 5.29
                                     2013      2.09                0.00                18.29

  BHFTII Brighthouse Asset           2017      1.75                0.00                19.44
     Allocation 80 Division          2016      3.07                0.00                 8.43
                                     2015      0.53                0.00               (1.50)
                                     2014      1.80                0.00                 5.53
                                     2013      1.58                0.00                24.51

  BHFTII Brighthouse/Artisan         2017      0.68         0.00 - 0.90        11.81 - 12.82
     Mid Cap Value Division          2016      1.14         0.00 - 0.90        21.87 - 22.96
                                     2015      1.19         0.00 - 0.90     (10.25) - (9.44)
                                     2014      0.74         0.00 - 0.90          1.02 - 1.93
                                     2013      0.97         0.00 - 0.90        35.63 - 36.85

  BHFTII                             2017      1.91         0.00 - 0.90        14.12 - 14.95
     Brighthouse/Wellington          2016      2.60         0.00 - 0.90          6.04 - 6.99
     Balanced Division               2015      1.94         0.00 - 0.90          1.66 - 2.58
                                     2014      2.01         0.00 - 0.90         9.57 - 10.55
                                     2013      2.40         0.00 - 0.90        19.52 - 20.39

  BHFTII                             2017      1.49         0.00 - 0.90        18.01 - 19.07
     Brighthouse/Wellington Core     2016      1.75         0.00 - 0.90          6.39 - 7.34
     Equity Opportunities Division   2015      1.78         0.00 - 0.90          1.48 - 2.40
                                     2014      0.69         0.00 - 0.90         9.65 - 10.63
                                     2013      1.42         0.00 - 0.90        32.51 - 33.70

  BHFTII Frontier Mid Cap            2017        --         0.00 - 0.90        24.15 - 25.26
     Growth Division                 2016        --         0.00 - 0.90          4.46 - 5.40
                                     2015        --         0.00 - 0.90          1.96 - 2.88
                                     2014        --         0.00 - 0.90        10.15 - 11.14
                                     2013      1.25         0.00 - 0.90        31.58 - 32.77



            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------   -------------------------------------------------
                                                      UNIT VALUE                   INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                       LOWEST TO          NET         INCOME          LOWEST TO         LOWEST TO
                                          UNITS       HIGHEST ($)     ASSETS ($)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                       ----------  ----------------  -----------   -------------  ----------------  ----------------
  BHFTII Jennison Growth        2017      128,458   210.05 - 244.37   27,987,556       0.31         0.00 - 0.90        36.10 - 37.32
     Division                   2016      137,262   154.33 - 177.95   21,931,124       0.30         0.00 - 0.90        (0.72) - 0.17
                                2015      161,430   155.46 - 177.65   25,907,883       0.27         0.00 - 0.90         9.80 - 10.78
                                2014      178,819   141.59 - 160.36   26,056,490       0.26         0.00 - 0.90          8.08 - 9.06
                                2013      188,489   131.00 - 147.04   25,358,338       0.42         0.00 - 0.90        35.78 - 37.00

  BHFTII MetLife Aggregate      2017      540,078     19.14 - 45.02   13,699,278       2.90         0.00 - 0.90          2.34 - 3.26
     Bond Index Division        2016      554,637     18.53 - 43.97   13,766,735       2.76         0.00 - 0.90          1.44 - 2.35
                                2015      571,075     18.11 - 43.33   14,015,740       2.92         0.00 - 0.90        (0.64) - 0.25
                                2014      583,090     18.06 - 43.58   14,485,116       3.00         0.00 - 0.90          4.86 - 5.81
                                2013      548,388     17.07 - 41.54   12,382,548       3.39         0.00 - 0.90      (3.20) - (2.33)

  BHFTII MetLife Mid Cap        2017       80,351     42.73 - 51.60    3,833,486       1.52         0.00 - 0.90        14.92 - 15.95
     Stock Index Division       2016       56,764     36.85 - 44.50    2,267,923       1.27         0.00 - 0.90        19.36 - 20.43
                                2015       60,247     30.60 - 36.95    2,013,220       1.17         0.00 - 0.90      (3.22) - (2.35)
                                2014       87,019     31.33 - 37.84    3,083,112       1.05         0.00 - 0.90          8.51 - 9.49
                                2013       86,252     28.62 - 34.56    2,797,763       1.18         0.00 - 0.90        31.96 - 33.15

  BHFTII MetLife MSCI EAFE      2017      187,910     21.49 - 36.45    4,942,177       2.69         0.00 - 0.90        23.79 - 24.90
     Index Division             2016      191,182     17.20 - 29.43    4,043,957       2.60         0.00 - 0.90          0.44 - 1.34
                                2015      193,536     16.98 - 29.29    4,104,960       3.24         0.00 - 0.90      (1.97) - (1.09)
                                2014      206,415     17.16 - 29.86    4,464,868       2.71         0.00 - 0.90      (6.84) - (6.00)
                                2013      262,613     18.26 - 32.04    5,974,855       3.07         0.00 - 0.90        20.78 - 21.86

  BHFTII MetLife Russell 2000   2017      101,114     31.61 - 37.59    3,455,570       1.20         0.00 - 0.90        13.65 - 14.67
     Index Division             2016      109,019     27.82 - 32.78    3,254,335       1.37         0.00 - 0.90        20.20 - 21.28
                                2015      126,144     23.14 - 27.03    3,117,943       1.22         0.00 - 0.90      (5.13) - (4.27)
                                2014      142,869     24.39 - 28.23    3,699,710       1.21         0.00 - 0.90          4.10 - 5.04
                                2013      183,170     23.43 - 26.88    4,556,433       1.58         0.00 - 0.90        37.32 - 38.55

  BHFTII MetLife Stock Index    2017    1,436,062    32.13 - 116.39   59,960,837       1.77         0.00 - 0.90        20.46 - 21.54
     Division                   2016    1,533,315     26.58 - 96.58   52,646,385       2.01         0.00 - 0.90        10.68 - 11.67
                                2015    1,645,553     21.03 - 87.22   51,534,055       1.78         0.00 - 0.90          0.26 - 1.17
                                2014    1,882,074     20.79 - 86.95   58,568,582       1.69         0.00 - 0.90        12.35 - 13.36
                                2013    2,118,048     18.34 - 77.35   58,201,585       1.86         0.00 - 0.90        30.84 - 32.02

  BHFTII MFS Total Return       2017       94,697     27.30 - 39.54    2,944,589       2.53         0.00 - 0.90        11.44 - 12.44
     Division                   2016      102,854     23.68 - 35.41    2,871,810       2.74         0.00 - 0.90          8.23 - 9.20
                                2015      128,448     21.68 - 32.65    3,241,780       2.61         0.00 - 0.90      (1.05) - (0.16)
                                2014      131,854     21.71 - 32.93    3,359,749       2.33         0.00 - 0.90          7.67 - 8.64
                                2013      122,035     20.50 - 30.53    2,940,354       2.57         0.00 - 0.90        17.93 - 18.99

  BHFTII MFS Value Division     2017      363,828     24.36 - 28.04    9,338,291       2.13         0.00 - 0.90        16.95 - 18.00
                                2016      329,931     20.83 - 23.76    7,107,991       2.15         0.00 - 0.90        13.37 - 14.39
                                2015      419,200     18.38 - 20.77    8,076,877       2.53         0.00 - 0.90      (1.04) - (0.15)
                                2014      370,993     18.57 - 20.80    7,104,148       1.74         0.00 - 0.90         9.82 - 10.81
                                2013      387,875     16.91 - 18.77    6,760,489       1.84         0.00 - 0.90        34.52 - 35.73

  BHFTII MFS Value II Division  2017      113,916     25.29 - 80.63    4,928,513       2.62         0.00 - 0.90          6.68 - 7.64
                                2016      117,240     23.50 - 75.54    4,805,065       1.65         0.00 - 0.90        17.46 - 18.51
                                2015      127,118     19.83 - 64.28    4,557,494       1.82         0.00 - 0.90      (6.83) - (5.99)
                                2014      138,760     21.09 - 68.96    5,420,770       1.28         0.00 - 0.90          8.94 - 9.92
                                2013      158,289     19.19 - 63.27    5,636,500       1.40         0.00 - 0.90        30.87 - 32.05



            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31                      FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------  --------------------------------------------------
                                                      UNIT VALUE                  INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                       LOWEST TO          NET        INCOME          LOWEST TO          LOWEST TO
                                          UNITS       HIGHEST ($)     ASSETS ($)    RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       ---------   ---------------   -----------  -------------  ----------------  -----------------
  BHFTII Neuberger Berman        2017    232,300     28.03 - 39.36     8,669,138      0.41          0.00 - 0.90        14.72 - 15.75
     Genesis Division            2016    249,669     24.21 - 34.24     8,106,048      0.47          0.00 - 0.90        17.63 - 18.68
                                 2015    281,941     20.40 - 29.05     7,812,985      0.44          0.00 - 0.90        (0.32) - 0.58
                                 2014    304,878     20.28 - 29.09     8,456,883      0.38          0.00 - 0.90        (0.88) - 0.01
                                 2013    341,566     20.28 - 29.29     9,567,958      0.78          0.00 - 0.90        37.29 - 38.52

  BHFTII T. Rowe Price Large     2017    235,621     28.05 - 41.30     7,354,249      0.31          0.00 - 0.90        32.67 - 33.86
     Cap Growth Division         2016    222,063     21.14 - 30.86     5,151,979      0.06          0.00 - 0.90          0.85 - 1.76
                                 2015    298,914     20.96 - 30.32     6,927,734      0.12          0.00 - 0.90         9.79 - 10.78
                                 2014    230,571     19.09 - 27.37     4,780,507      0.06          0.00 - 0.90          8.11 - 9.09
                                 2013    205,282     17.66 - 25.09     3,998,233      0.25          0.00 - 0.90        37.92 - 39.16

  BHFTII T. Rowe Price Small     2017    238,915     30.89 - 47.49     8,016,869      0.31          0.00 - 0.90        21.79 - 22.88
     Cap Growth Division         2016    239,530     25.36 - 38.64     6,615,513      0.25          0.00 - 0.90        10.74 - 11.74
                                 2015    252,940     22.90 - 34.58     6,247,548      0.14          0.00 - 0.90          1.79 - 2.71
                                 2014    283,047     22.50 - 33.67     6,845,427      0.02          0.00 - 0.90          5.95 - 6.91
                                 2013    296,588     21.24 - 31.50     6,759,154      0.33          0.00 - 0.90        43.27 - 44.55

  BHFTII Van Eck Global          2017    117,550     31.18 - 44.83     4,107,850      0.11          0.00 - 0.90      (1.50) - (0.62)
     Natural Resources Division  2016    122,401     31.66 - 45.31     4,317,890      0.83          0.00 - 0.90        42.98 - 44.26
                                 2015    135,926     22.14 - 31.55     3,364,534      0.53          0.00 - 0.90    (33.24) - (32.64)
                                 2014    138,590     33.17 - 47.04     5,104,495      0.51          0.00 - 0.90    (19.36) - (18.63)
                                 2013     75,347     41.13 - 58.08     3,701,909      0.87          0.00 - 0.90        10.07 - 11.06

  BHFTII Western Asset           2017     17,053   377.18 - 458.03     6,950,092      3.84          0.00 - 0.90          7.26 - 8.23
     Management Strategic Bond   2016     16,545   351.64 - 423.22     6,257,692      1.54          0.00 - 0.90          4.26 - 4.89
     Opportunities Division
     (Commenced 4/29/2016)

  BHFTII Western Asset           2017      3,084   212.75 - 261.85       723,808      3.05          0.00 - 0.90          1.03 - 1.93
     Management U.S. Government  2016      1,947   210.59 - 256.88       447,387      2.15          0.00 - 0.90          0.38 - 1.28
     Division                    2015      4,211   209.79 - 253.62     1,010,485      2.36          0.00 - 0.90        (0.33) - 0.57
                                 2014      4,552   210.47 - 252.18     1,084,630      1.89          0.00 - 0.90          1.89 - 2.81
                                 2013      3,003   206.56 - 245.29       676,204      2.08          0.00 - 0.90      (1.62) - (0.74)

  Fidelity VIP Equity-Income     2017    360,178     27.94 - 67.24    15,458,808      1.69          0.00 - 0.90        11.89 - 12.89
     Division                    2016    391,589     24.75 - 59.98    14,906,317      2.20          0.00 - 0.90        16.97 - 18.02
                                 2015    454,388     20.97 - 51.18    14,732,463      3.11          0.00 - 0.90      (4.82) - (3.96)
                                 2014    487,769     21.83 - 53.66    16,664,345      2.86          0.00 - 0.90          7.75 - 8.72
                                 2013    497,125     20.08 - 49.70    16,000,845      2.33          0.00 - 0.90        27.00 - 28.15

  Fidelity VIP Mid Cap           2017     88,548     49.84 - 58.39     4,672,052      0.69          0.00 - 0.90        19.73 - 20.81
     Division                    2016     97,355     41.63 - 48.34     4,280,262      0.48          0.00 - 0.90        11.23 - 12.23
                                 2015    113,273     37.42 - 43.07     4,460,618      0.48          0.00 - 0.90      (2.27) - (1.39)
                                 2014    129,432     38.29 - 43.67     5,191,833      0.24          0.00 - 0.90          5.34 - 6.29
                                 2013    157,436     36.35 - 41.09     5,966,757      0.50          0.00 - 0.90        35.02 - 36.23

  JPMorgan Insurance Trust       2017     46,241     14.95 - 16.49       750,562      2.57          0.45 - 0.90          2.65 - 3.11
     Core Bond Division          2016     44,403     14.56 - 15.99       698,826      2.63          0.45 - 0.90          1.20 - 1.66
                                 2015     54,729     14.39 - 15.73       847,986      3.60          0.45 - 0.90          0.22 - 0.67
                                 2014     54,228     14.36 - 15.63       835,212      3.84          0.45 - 0.90          3.98 - 4.45
                                 2013     55,103     13.81 - 14.96       810,630      4.60          0.45 - 0.90      (2.35) - (1.91)



            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)



8.  FINANCIAL HIGHLIGHTS -- (CONCLUDED)


                                                    AS OF DECEMBER 31                       FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------  --------------------------------------------------
                                                      UNIT VALUE                  INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                       LOWEST TO          NET        INCOME          LOWEST TO          LOWEST TO
                                          UNITS       HIGHEST ($)     ASSETS ($)    RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       ----------  ----------------  -----------  -------------  ----------------  -----------------
  JPMorgan Insurance Trust       2017      72,802     37.34 - 47.42    3,341,139      0.32         0.00 - 0.90         14.20 - 15.23
     Small Cap Core Division     2016      57,449     32.70 - 41.34    2,277,324      0.50         0.00 - 0.90         19.14 - 20.21
                                 2015      86,284     27.45 - 34.54    2,890,717      0.14         0.00 - 0.90       (6.13) - (5.28)
                                 2014      89,168     29.24 - 36.63    3,153,648      0.15         0.00 - 0.90           8.62 - 9.59
                                 2013      99,271     26.92 - 33.57    3,196,530      0.56         0.00 - 0.90         41.03 - 42.29

  Russell International          2017      63,736     20.07 - 24.90    1,542,703      2.62         0.45 - 0.90         23.86 - 24.42
     Developed Markets Division  2016      67,002     16.20 - 20.02    1,306,331      3.03         0.45 - 0.90           1.45 - 1.90
                                 2015      78,843     15.97 - 19.64    1,509,402      1.15         0.45 - 0.90       (2.19) - (1.76)
                                 2014      80,335     16.33 - 19.99    1,567,210      2.00         0.45 - 0.90       (5.30) - (4.88)
                                 2013      84,037     17.25 - 21.02    1,727,325      1.95         0.45 - 0.90         20.82 - 21.36

  Russell Strategic Bond         2017      35,646     22.04 - 26.49      893,673      1.35         0.45 - 0.90           2.94 - 3.40
     Division                    2016      39,229     21.41 - 25.63      949,307      1.59         0.45 - 0.90           2.18 - 2.64
                                 2015      45,991     20.95 - 24.98    1,089,808      2.38         0.45 - 0.90       (1.03) - (0.59)
                                 2014      47,149     21.17 - 25.14    1,125,539      1.59         0.45 - 0.90           4.51 - 4.98
                                 2013      61,515     20.25 - 23.96    1,406,359      1.45         0.45 - 0.90       (2.33) - (1.89)

  Russell U.S. Small Cap         2017      48,085     25.26 - 40.56    1,782,753      0.18         0.45 - 0.90         14.45 - 14.96
     Equity Division             2016      50,721     22.07 - 35.30    1,636,361      0.82         0.45 - 0.90         17.60 - 18.13
                                 2015      58,685     18.77 - 29.90    1,587,739      0.66         0.45 - 0.90       (8.01) - (7.60)
                                 2014      57,287     20.40 - 32.37    1,691,301      0.25         0.45 - 0.90           0.65 - 1.10
                                 2013      59,741     20.27 - 32.04    1,723,890      0.43         0.45 - 0.90         38.75 - 39.38

  Russell U.S. Strategic         2017     120,239     24.58 - 39.61    4,090,884      1.02         0.45 - 0.90         19.72 - 20.26
     Equity Division             2016     126,635     20.53 - 32.95    3,565,102      1.05         0.45 - 0.90          9.65 - 10.14
                                 2015     141,010     18.73 - 29.94    3,648,445      0.82         0.45 - 0.90           0.20 - 0.65
                                 2014     146,011     18.69 - 29.76    3,752,483      1.17         0.45 - 0.90         10.70 - 11.20
                                 2013     154,054     16.88 - 26.77    3,539,995      1.22         0.45 - 0.90         31.73 - 32.32

  VanEck VIP Emerging Markets    2017      80,962     49.12 - 81.81    5,093,837      0.36         0.00 - 0.90         49.69 - 51.03
     Division                    2016      66,650     32.81 - 54.41    2,868,911      0.53         0.00 - 0.90         (0.79) - 0.10
                                 2015     100,691     33.08 - 54.60    4,236,208      0.55         0.00 - 0.90     (14.76) - (13.99)
                                 2014      96,903     38.80 - 63.77    4,831,803      0.50         0.00 - 0.90       (1.30) - (0.41)
                                 2013     111,107     39.32 - 64.32    5,639,281      1.48         0.00 - 0.90         11.02 - 12.02

1 These amounts represent the dividends, excluding distributions of capital gains, received by the Division from the underlying fund or portfolio, net of management fees assessed by the fund manager, divided by the average net assets, regardless of share class, if any. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Division is affected by the timing of the declaration of dividends by the underlying fund or portfolio in which the Division invests. The investment income ratio is calculated as a weighted average ratio since the Division may invest in two or more share classes, within the underlying fund or portfolio of the Trusts which may have unique investment income ratios.

2 These amounts represent annualized policy expenses of each of the applicable
  Divisions, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund or portfolio have been excluded.

3 These amounts represent the total return for the period indicated, including changes in the value of the underlying fund or portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on the minimum and maximum returns within each product grouping of the applicable Division.

Metropolitan Tower Life Insurance Company and Subsidiaries

Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the Years Ended December 31, 2017, 2016 and 2015 and Independent Auditors' Report

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Metropolitan Tower Life Insurance Company:

We have audited the accompanying consolidated financial statements of Metropolitan Tower Life Insurance Company and its subsidiaries (a wholly-owned subsidiary of MetLife, Inc.) (the "Company") which comprise the consolidated balance sheet as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Tower Life Insurance Company and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 13, 2018

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                          Consolidated Balance Sheets
                          December 31, 2017 and 2016

                (In millions, except share and per share data)

                                                                                       2017          2016
                                                                                   ------------  -----------
Assets
Investments:
Fixed maturity securities available-for-sale, at estimated fair value (amortized
  cost: $3,421 and $2,939, respectively).......................................... $      3,712  $     3,159
Equity securities available-for-sale, at estimated fair value (cost: $11 and $11,
  respectively)...................................................................           11           11
Mortgage loans (net of valuation allowances of: $1 and $1, respectively)..........          306          231
Policy loans......................................................................          250          257
Real estate and real estate joint ventures........................................          377          296
Short-term investments, at estimated fair value...................................           53          132
Annuities funding structured settlement claims....................................        4,330        4,372
Other invested assets.............................................................          179          261
                                                                                   ------------  -----------
   Total investments..............................................................        9,218        8,719
Cash and cash equivalents, principally at estimated fair value....................           86           71
Accrued investment income.........................................................           38           34
Premiums, reinsurance and other receivables.......................................          974          971
Current income tax recoverable....................................................           20           --
Other assets......................................................................           37           30
Separate account assets...........................................................          123          112
                                                                                   ------------  -----------
   Total assets................................................................... $     10,496  $     9,937
                                                                                   ============  ===========
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits............................................................ $        895  $       340
Policyholder account balances.....................................................        3,287        3,390
Other policy-related balances.....................................................        4,372        4,416
Payables for collateral under securities loaned and other transactions............          499          443
Deferred income tax liability.....................................................          119          202
Other liabilities.................................................................           84           61
Separate account liabilities......................................................          123          112
                                                                                   ------------  -----------
   Total liabilities..............................................................        9,379        8,964
                                                                                   ------------  -----------
Contingencies, Commitments and Guarantees (Note 11)
Stockholder's Equity
Common stock, par value $2,000 per share; 1,000 shares authorized, issued and
  outstanding.....................................................................            3            3
Additional paid-in capital........................................................          967          967
Retained earnings (deficit).......................................................           (6)        (139)
Accumulated other comprehensive income (loss).....................................          153          142
                                                                                   ------------  -----------
   Total stockholder's equity.....................................................        1,117          973
                                                                                   ------------  -----------
   Total liabilities and stockholder's equity..................................... $     10,496  $     9,937
                                                                                   ============  ===========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Operations
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                            2017       2016      2015
                                                         ----------  --------  --------
Revenues
Premiums................................................ $      517  $     --  $     --
Universal life and investment-type product policy fees..         76        82        84
Net investment income...................................        447       454       487
Other revenues..........................................         10        15        15
Net investment gains (losses)...........................         --       (49)      (33)
Net derivative gains (losses)...........................         (1)        9         5
                                                         ----------  --------  --------
   Total revenues.......................................      1,049       511       558
                                                         ----------  --------  --------
Expenses
Policyholder benefits and claims........................        842       352       364
Interest credited to policyholder account balances......        112       115       120
Other expenses..........................................         65        31        51
                                                         ----------  --------  --------
   Total expenses.......................................      1,019       498       535
                                                         ----------  --------  --------
   Income (loss) before provision for income tax........         30        13        23
Provision for income tax expense (benefit)..............       (103)        5         8
                                                         ----------  --------  --------
   Net income (loss).................................... $      133  $      8  $     15
                                                         ==========  ========  ========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

            Consolidated Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                               2017      2016      2015
                                                            ---------  --------  --------
Net income (loss).......................................... $     133  $      8  $     15
Other comprehensive income (loss):
Unrealized investment gains (losses), net of related
  offsets..................................................        24        34      (129)
Unrealized gains (losses) on derivatives...................        (8)        1         4
                                                            ---------  --------  --------
   Other comprehensive income (loss), before income tax....        16        35      (125)
Income tax (expense) benefit related to items of other
  comprehensive income (loss)..............................        (5)      (13)       43
                                                            ---------  --------  --------
   Other comprehensive income (loss), net of income tax....        11        22       (82)
                                                            ---------  --------  --------
   Comprehensive income (loss)............................. $     144  $     30  $    (67)
                                                            =========  ========  ========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Consolidated Statements of Stockholder's Equity
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                        Accumulated
                                                  Additional Retained      Other         Total
                                           Common  Paid-in   Earnings  Comprehensive Stockholder's
                                           Stock   Capital   (Deficit) Income (Loss)    Equity
                                           ------ ---------- --------- ------------- -------------
Balance at December 31, 2014.............. $    3  $    967  $     --    $    202     $    1,172
Dividends paid to MetLife, Inc............                       (102)                      (102)
Net income (loss).........................                         15                         15
Other comprehensive income (loss), net of
  income tax..............................                                    (82)           (82)
                                           ------  --------  --------    --------     ----------
Balance at December 31, 2015..............      3       967       (87)        120          1,003
                                           ------  --------  --------    --------     ----------
Dividends paid to MetLife, Inc............                        (60)                       (60)
Net income (loss).........................                          8                          8
Other comprehensive income (loss), net of
  income tax..............................                                     22             22
                                           ------  --------  --------    --------     ----------
Balance at December 31, 2016..............      3       967      (139)        142            973
                                           ------  --------  --------    --------     ----------
Net income (loss).........................                        133                        133
Other comprehensive income (loss), net of
  income tax..............................                                     11             11
                                           ------  --------  --------    --------     ----------
Balance at December 31, 2017.............. $    3  $    967  $     (6)   $    153     $    1,117
                                           ======  ========  ========    ========     ==========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                        2017       2016       2015
                                                                     ----------  --------  ----------
Cash flows from operating activities
Net income (loss)................................................... $      133  $      8  $       15
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
Depreciation and amortization expenses..............................         12         9          11
Amortization of premiums and accretion of discounts associated with
  investments, net..................................................        (20)      (24)        (27)
(Gains) losses on investments, net..................................         --        49          33
(Gains) losses on derivatives, net..................................          7        13          30
(Income) loss from equity method investments, net of dividends or
  distributions.....................................................          3         3          (1)
Interest credited to policyholder account balances..................        112       115         120
Universal life and investment-type product policy fees..............        (76)      (82)        (84)
Asset impairment....................................................         --        --          21
Change in accrued investment income.................................         (4)       11           1
Change in premiums, reinsurance and other receivables...............         (4)        2          11
Change in income tax................................................       (108)      (58)        (47)
Change in other assets..............................................          3        11          16
Change in future policy benefits and policy-related balances........        504        15           9
Change in other liabilities.........................................         24       (12)        (10)
Other, net..........................................................          4        --          --
                                                                     ----------  --------  ----------
   Net cash provided by (used in) operating activities..............        590        60          98
                                                                     ----------  --------  ----------
Cash flows from investing activities
Sales, maturities and repayments of:
   Fixed maturity securities........................................      1,457       898       1,186
   Mortgage loans...................................................         34        67          58
   Real estate and real estate joint ventures.......................         --         1         181
Purchases of:
   Fixed maturity securities........................................     (1,923)     (731)     (1,246)
   Mortgage loans...................................................       (109)      (51)        (18)
   Real estate and real estate joint ventures.......................        (19)       (8)        (16)
Cash received in connection with freestanding derivatives...........          8         5           2
Cash paid in connection with freestanding derivatives...............        (10)       (1)         (2)
Net change in policy loans..........................................          7         8          12
Net change in short-term investments................................         79        --          94
Net change in other invested assets.................................         --         1          --
Net change in property and equipment................................        (10)       --          --
                                                                     ----------  --------  ----------
   Net cash provided by (used in) investing activities.............. $     (486) $    189  $      251
                                                                     ----------  --------  ----------

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Consolidated Statements of Cash Flows -- (continued)
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                                2017      2016      2015
                                                                              --------  --------  --------
Cash flows from financing activities
Policyholder account balances:
   Deposits.................................................................. $    772  $    348  $    183
   Withdrawals...............................................................     (917)     (489)     (323)
Net change in payables for collateral under securities loaned and other
  transactions...............................................................       56       (52)     (112)
Dividends paid to MetLife, Inc...............................................       --       (60)     (102)
Other, net...................................................................       --        --         3
                                                                              --------  --------  --------
   Net cash provided by (used in) financing activities.......................      (89)     (253)     (351)
                                                                              --------  --------  --------
   Change in cash and cash equivalents.......................................       15        (4)       (2)
Cash and cash equivalents, beginning of year.................................       71        75        77
                                                                              --------  --------  --------
   Cash and cash equivalents, end of year.................................... $     86  $     71  $     75
                                                                              ========  ========  ========
Supplemental disclosures of cash flow information
Net cash paid (received) for:
Income tax................................................................... $      5  $     61  $     57
                                                                              ========  ========  ========
Non-cash transactions:
Increase in real estate and real estate joint ventures due to the expiration
  of a leveraged lease where the underlying asset was real estate............ $     73  $     --  $     --
                                                                              ========  ========  ========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

   Metropolitan Tower Life Insurance Company ("MTL") and its subsidiaries (collectively, the "Company") is a wholly-owned subsidiary of MetLife, Inc. The Company is domiciled in the state of Delaware ("Delaware"), and is licensed to transact insurance business in, and is subject to regulation by all 50 states and the District of Columbia. The Company is actively selling structured settlement annuities, as well as term life insurance sold through the Company's direct to consumer channel. The Company is no longer actively selling traditional fixed annuities, variable and universal life insurance, and whole life insurance.

Basis of Presentation

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from these estimates.

  Consolidation

     The accompanying consolidated financial statements include the accounts of MTL and its subsidiaries, including partnerships in which the Company has control. Intercompany accounts and transactions have been eliminated.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws. Generally, the assets of the separate accounts cannot be used to settle the liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

   .   such separate accounts are legally recognized;

   . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;

   .   investments are directed by the contractholder; and

   . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

     The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line on the statements of operations.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees on the statements of operations.

  Reclassifications

     Certain amounts in the prior years' consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Consolidated Financial Statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


Summary of Significant Accounting Policies

   The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

Accounting Policy                                                          Note
-------------------------------------------------------------------------------
Insurance                                                                   2
-------------------------------------------------------------------------------
Deferred Policy Acquisition Costs                                           3
-------------------------------------------------------------------------------
Reinsurance                                                                 4
-------------------------------------------------------------------------------
Investments                                                                 5
-------------------------------------------------------------------------------
Derivatives                                                                 6
-------------------------------------------------------------------------------
Fair Value                                                                  7
-------------------------------------------------------------------------------
Income Tax                                                                  10
-------------------------------------------------------------------------------
Litigation Contingencies                                                    11

  Insurance

   Future Policy Benefit Liabilities and Policyholder Account Balances

      The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long-duration insurance contracts, assumptions such as mortality, morbidity and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

      Liabilities for universal life paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the paid-up guarantee liabilities are consistent with those used for amortizing deferred policy acquisition costs ("DAC"), and are thus subject to the same variability and risk as further discussed herein. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

      The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

      Policyholder account balances relate to contracts or contract features where the Company has no significant insurance risk.

   Other Policy-Related Balances

      Other policy-related balances primarily include obligations assumed under structured settlement assignments as described in Note 2.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Recognition of Insurance Revenues and Deposits

      Premiums related to traditional life and annuity contracts with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

      Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related policyholder account balances.

      All revenues and expenses are presented net of reinsurance, as applicable.

  Deferred Policy Acquisition Costs

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC and reported in other assets on the balance sheet. Such costs include:

   .   incremental direct costs of contract acquisition, such as commissions;

   . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and

   . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

     All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

     DAC is amortized as follows:

 Products:                              In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
 .   Nonparticipating and               Actual and expected future gross
     non-dividend-paying traditional    premiums.
     contracts (primarily term
     insurance)
 -----------------------------------------------------------------------------
 .   Fixed and variable universal life  Actual and expected future gross
     contracts                          profits.
 -----------------------------------------------------------------------------

     See Note 3 for additional information on DAC amortization. Amortization of DAC is included in other expenses.

     The recovery of DAC is dependent upon the future profitability of the related business.

  Reinsurance

     For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums; and ceded (assumed) premiums, reinsurance and other receivables (future policy benefits) are established.

     Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

  Investments

   Net Investment Income and Net Investment Gains (Losses)

      Income from investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

   Fixed Maturity and Equity Securities

      The Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policy-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

      Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts, and is based on the estimated economic life of the securities, which for mortgage-backed and asset-backed securities considers the estimated timing and amount of prepayments of the underlying loans. See Note 5 "-- Fixed Maturity and Equity Securities AFS -- Methodology for Amortization of Premium and Accretion of Discount on Structured Securities." The amortization of premium and accretion of discount of fixed maturity securities also takes into consideration call and maturity dates. Dividends on equity securities are recognized when declared.

      The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 5 "-- Fixed Maturity and Equity Securities AFS -- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
   (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exists, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI.

      With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

   Mortgage Loans

      The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 5.

      Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

   Policy Loans

      Policy loans are stated at unpaid principal balances. Interest income is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal and accrued interest is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

   Real Estate

      Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

      Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held-for-sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

   Real Estate Joint Ventures

      The Company uses the equity method of accounting for equity securities when it has significant influence or at least 20% interest and for real estate joint ventures ("investees") when it has more than a minor ownership interest or more than a minor influence over the investee's operations. The Company generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      The Company uses the cost method of accounting for investments in which it has virtually no influence over the investee's operations. The Company recognizes distributions on cost method investments when such distributions become payable or received. Because of the nature and structure of these cost method investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards.

      The Company routinely evaluates its equity method and cost method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

   Short-term Investments

      Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

   Annuities Funding Structured Settlement Claims

      Annuities funding structured settlement claims represent annuities funding claims assumed by the Company in its capacity as a structured settlements assignment company. The annuities are stated at their contract value, which represents the present value of the future periodic claim payments to be provided. The net investment income recognized reflects the amortization of discount of the annuity at its implied effective interest rate. See Note 2.

   Other Invested Assets

      Other invested assets consist principally of the following:

   . Leveraged leases which are recorded net of non-recourse debt. Income is recognized by applying the leveraged lease's estimated rate of return to the net investment in the lease. Leveraged leases derive investment returns in part from their income tax treatment. The Company regularly reviews residual values for impairment.

   . Freestanding derivatives with positive estimated fair values which are described in "-- Derivatives" below.

   Securities Lending Program

      Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. Securities loaned under such transactions may be sold or re-pledged by the transferee. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with securities lending transactions may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the Company's financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary throughout the duration of the loan. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

  Derivatives

   Freestanding Derivatives

      Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the estimated fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

      Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivative's carrying value in other invested assets or other liabilities.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

   Hedge Accounting

      To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

  . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) - in net derivative gains (losses), consistent with the change in estimated fair value of the hedged item attributable to the designated risk being hedged.

  . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) - effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

      The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported on the statement of operations within interest income or interest expense to match the location of the hedged item.

      In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

      The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

      When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

      When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

      In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

 Fair Value

    Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management's judgment are used to determine the estimated fair value of assets and liabilities.

 Income Tax

   Metropolitan Tower Life Insurance Company and its includable subsidiaries join with MetLife, Inc. and its includable subsidiaries in filing a consolidated U.S. life insurance and non-life insurance federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to Metropolitan Tower Life Insurance Company and its subsidiaries under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife, Inc. has elected the "percentage method" (and 100% under such method) of reimbursing companies for tax attributes, e.g., net operating losses. As a result, 100% of tax attributes are reimbursed by MetLife, Inc. to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes. On an annual basis, each of the profitable subsidiaries pays to MetLife, Inc. the federal income tax which it would have paid based upon that year's taxable income. If Metropolitan Tower Life Insurance Company or its includable subsidiaries has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by Metropolitan Tower Life Insurance Company and its includable subsidiaries when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if Metropolitan Tower Life Insurance Company or its includable subsidiaries would not have realized the attributes on a stand-alone basis under a "wait and see" method.

    The Company's accounting for income taxes represents management's best estimate of various events and transactions.

    Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

    The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established against deferred tax assets when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination the Company considers many factors, including:

  . the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

  .   the jurisdiction in which the deferred tax asset was generated;

  . the length of time that carryforward can be utilized in the various taxing jurisdictions;

  . future taxable income exclusive of reversing temporary differences and carryforwards;

  .   future reversals of existing taxable temporary differences;

  .   taxable income in prior carryback years; and

  .   tax planning strategies.

    The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

    The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded on the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax expense.

    On December 22, 2017, President Trump signed into law H.R.1, commonly referred to as the Tax Cuts and Jobs Act of 2017 ("U.S. Tax Reform"). See Note 10 for additional information on U.S. Tax Reform and related Staff Accounting Bulletin ("SAB") 118 provisional amounts.

 Litigation Contingencies

    The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On an annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected on the Company's financial statements.

 Other Accounting Policies

   Cash and Cash Equivalents

      The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

   Property and Equipment

      Property and equipment, which is included in other assets, is stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, as appropriate. The estimated life is generally 40 years for company occupied real estate property and from three to seven years for property and equipment. The cost basis was $37 million and $36 million at December 31, 2017 and 2016, respectively. Accumulated depreciation was $15 million and $16 million at December 31, 2017 and 2016, respectively. Related depreciation expense was $3 million, $3 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively. During the year ended December 31, 2015, an impairment of $21 million was recognized on company owned property. As of December 31, 2017, total minimum rental payments to be received in the future under non-cancelable leases was $6 million, $7 million, $7 million, $7 million, $1 million and $3 million for the years ended December 31, 2018, 2019, 2020, 2021, 2022 and years thereafter, respectively. See Note 12 for information on rental revenues related to a lease agreement with an affiliate.

   Other Revenues

      Other revenues include fees on reinsurance financing agreements, as well as, rental income with affiliates. Such fees are recognized in the period in which services are performed.

   Employee Benefit Plans

      Pension, postretirement and postemployment benefits are provided to associates under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

   Foreign Currency

      Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

Adoption of New Accounting Pronouncements

   Effective January 1, 2017, the Company early adopted guidance relating to business combinations. The new guidance clarifies the definition of a business and requires that an entity apply certain criteria in order to determine when a set of assets and activities qualifies as a business. The adoption of this standard will result in fewer acquisitions qualifying as businesses and, accordingly, acquisition costs for those acquisitions that do not qualify as businesses will be capitalized rather than expensed. The adoption did not have a material impact on the Company's consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Effective January 1, 2017, the Company retrospectively adopted guidance relating to consolidation. The new guidance does not change the characteristics of a primary beneficiary under current GAAP. It changes how a reporting entity evaluates whether it is the primary beneficiary of a variable interest entity ("VIE") by changing how a reporting entity that is a single decisionmaker of a VIE handles indirect interests in the entity held through related parties that are under common control with the reporting entity. The adoption did not have a material impact on the Company's consolidated financial statements.

   Effective January 1, 2016, the Company retrospectively adopted guidance relating to short-duration contracts. The new guidance requires insurance entities to provide users of financial statements with more transparent information about initial claim estimates and subsequent adjustments to these estimates, including information on: (i) reconciling from the claim development table to the balance sheet liability, (ii) methodologies and judgments in estimating claims, and (iii) the timing, and frequency of claims. The adoption did not have an impact on the Company's consolidated financial statements other than expanded disclosures in Note 2.

   Effective January 1, 2016, the Company retrospectively adopted new guidance relating to the consolidation of certain entities. The objective of the new standard is to improve targeted areas of the consolidation guidance and to reduce the number of consolidation models. The new consolidation standard provides guidance on how a reporting entity (i) evaluates whether the entity should consolidate limited partnerships and similar entities, (ii) assesses whether the fees paid to a decisionmaker or service provider are variable interests in a VIE, and (iii) assesses the variable interests in a VIE held by related parties of the reporting entity. The new guidance also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The adoption of the new guidance did not impact which entities are consolidated by the Company. The consolidated VIE assets and liabilities and unconsolidated VIE carrying amounts and maximum exposure to loss as of December 31, 2016, disclosed in Note 5, reflect the application of the new guidance.

Future Adoption of New Accounting Pronouncements

   In February 2018, the Financial Accounting Standards Board ("FASB") issued new guidance on reporting comprehensive income (Accounting Standards Update ("ASU") 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220):
Reclassification of Certain Tax Effects from AOCI). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate or law in U.S. Tax Reform is recognized. Early adoption is permitted. Current GAAP guidance requires that the effect of a change in tax laws or rates on deferred tax liabilities or assets to be included in income from continuing operations in the reporting period that includes the enactment date, even if the related income tax effects were originally charged or credited directly to accumulated OCI ("AOCI"). The new guidance allows a reclassification of AOCI to retained earnings for stranded tax effects resulting from U.S. Tax Reform. Also, the new guidance requires certain disclosures about stranded tax effects. The Company will early adopt the new guidance in the first quarter of 2018. The Company expects the impact of the new guidance at adoption will be a decrease to retained earnings as of January 1, 2018 of $32 million with a corresponding increase to AOCI.

   In August 2017, the FASB issued new guidance on hedging activities
(ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings. Early adoption is permitted. The new guidance simplifies the application of hedge accounting in certain situations and amends the hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

   In March 2017, the FASB issued new guidance on purchased callable debt securities (ASU 2017-08, Receivables-Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt
Securities). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings. Early adoption is permitted. The ASU shortens the amortization period for certain callable debt securities held at a premium and requires the premium to be amortized to the earliest call date. However, the new guidance does not require an accounting change for securities held at a discount whose discount continues to be amortized to maturity. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   In February 2017, the FASB issued new guidance on derecognition of nonfinancial assets (ASU 2017-05, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted for interim or annual reporting periods beginning after December 15, 2016. The guidance may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment to retained earnings at the date of adoption. The new guidance clarifies the scope and accounting of a financial asset that meets the definition of an "in-substance nonfinancial asset" and defines the term, "in-substance nonfinancial asset." The ASU also adds guidance for partial sales of nonfinancial assets. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In November 2016, the FASB issued new guidance on restricted cash
(ASU 2016-18, Statement of Cash Flows (Topic 230): A consensus of the FASB Emerging Issues Task Force). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a retrospective basis. Early adoption is permitted. The new guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, the new guidance requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance does not provide a definition of restricted cash or restricted cash equivalents. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In October 2016, the FASB issued new guidance on tax accounting for intra-entity transfers of assets (ASU 2016-16, Income Taxes (Topic 740):
Intra-Entity Transfers of Assets Other Than Inventory). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a modified retrospective basis. The Company will apply the guidance as of January 1, 2018. Current guidance prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Based on the Company's assessment of the intra-entity asset transfers and related deferred income taxes that are in scope, the Company expects the adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In August 2016, the FASB issued new guidance on cash flow statement presentation (ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. Early adoption is permitted in any interim or annual period. The new guidance addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In June 2016, the FASB issued new guidance on measurement of credit losses on financial instruments (ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments). The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. This ASU replaces the incurred loss impairment methodology with one that reflects expected credit losses. The measurement of expected credit losses should be based on historical loss information, current conditions, and reasonable and supportable forecasts. The new guidance requires that an OTTI on a debt security will be recognized as an allowance going forward, such that improvements in expected future cash flows after an impairment will no longer be reflected as a prospective yield adjustment through net investment income, but rather a reversal of the previous impairment and recognized through realized investment gains and losses. The guidance also requires enhanced disclosures. The Company has assessed the asset classes impacted by the new guidance and is currently assessing the accounting and reporting system changes that will be required to comply with the new guidance. The Company believes that the most significant impact upon adoption will be to its mortgage loan investments. The Company is continuing to evaluate the overall impact of the new guidance on its consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   In February 2016, the FASB issued new guidance on leasing transactions
(ASU 2016-02, Leases - Topic 842). The new guidance is effective for the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and requires a modified retrospective transition approach. Early adoption is permitted. The new guidance requires a lessee to recognize assets and liabilities for leases with lease terms of more than 12 months. Leases would be classified as finance or operating leases and both types of leases will be recognized on the balance sheet. Lessor accounting will remain largely unchanged from current guidance except for certain targeted changes. The new guidance will also require new qualitative and quantitative disclosures. The Company's implementation efforts are primarily focused on the review of its existing lease contracts, identification of other contracts that may fall under the scope of the new guidance, and performing a gap analysis on the current state of lease-related activities compared with the future state of lease-related activities. The Company is currently evaluating the overall impact of the new guidance on its consolidated financial statements.

   In January 2016, the FASB issued new guidance (ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, as amended by ASU 2018-03, Financial Instruments-Overall: Technical Corrections and Improvements, issued in February
2018) on the recognition and measurement of financial instruments. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for the instrument-specific credit risk provision. The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option ("FVO") that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. Additionally, there will no longer be a requirement to assess equity securities for impairment since such securities will be measured at fair value through net income. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers - Topic 606), effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will apply the guidance retrospectively with a cumulative-effect adjustment as of January 1, 2018. The new guidance supersedes nearly all existing revenue recognition guidance under U.S. GAAP. However, it does not impact the accounting for insurance and investment contracts within the scope of Accounting Standards Codification
(ASC) Topic 944, Financial Services - Insurance, leases, financial instruments and certain guarantees. For those contracts that are impacted, the new guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. The Company did not identify any material revenue streams within the scope of the guidance. The modified retrospective adoption as of January 1, 2018, did not have a material impact on the Company's consolidated financial position and the Company has not identified any material prospective changes in the recognition and measurement of other revenue.

2. Insurance

Insurance Liabilities

   Future policy benefits are measured as follows:

 -----------------------------------------------------------------------------
 Product Type:                          Measurement Assumptions:
 -----------------------------------------------------------------------------
 -----------------------------------------------------------------------------
 Nonparticipating life                  Aggregate of the present value of
                                        future expected benefit payments and
                                        related expenses less the present
                                        value of future expected net
                                        premiums. Assumptions as to mortality
                                        and persistency are based upon the
                                        Company's experience when the basis
                                        of the liability is established.
                                        Interest rate assumptions for the
                                        aggregate future policy benefit
                                        liabilities range from 3% to 8%.
 -----------------------------------------------------------------------------
 -----------------------------------------------------------------------------
 Traditional fixed annuities after      Present value of future expected
 annuitization                          payments. Interest rate assumptions
                                        used in establishing such liabilities
                                        range from 3% to 8%.
 -----------------------------------------------------------------------------

   Policyholder account balances are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 7%, less expenses, mortality charges and withdrawals.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


Guarantees

   The Company previously issued universal life contracts where the Company contractually guarantees to the contractholder a guaranteed paid-up benefit.

   Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to universal life contracts was as follows:

                                                               Universal Life
                                                                 Contracts
                                                             ------------------
                                                             Paid-Up Guarantees
                                                             ------------------
                                                               (In millions)
Direct:
Balance at January 1, 2015..................................      $    206
Incurred guaranteed benefits................................             9
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2015................................           215
Incurred guaranteed benefits................................            14
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2016................................           229
Incurred guaranteed benefits................................            10
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2017................................      $    239
                                                                  ========
Ceded:
Balance at January 1, 2015..................................      $    146
Incurred guaranteed benefits................................             6
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2015................................           152
Incurred guaranteed benefits................................             9
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2016................................           161
Incurred guaranteed benefits................................             6
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2017................................      $    167
                                                                  ========
Net:
Balance at January 1, 2015..................................      $     60
Incurred guaranteed benefits................................             3
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2015................................            63
Incurred guaranteed benefits................................             5
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2016................................            68
Incurred guaranteed benefits................................             4
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2017................................      $     72
                                                                  ========

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


   Information regarding the Company's guarantee exposure, which includes direct business, but excludes offsets from hedging or reinsurance, if any, was as follows at:

                                                           December 31,
                                                      ----------------------
                                                         2017       2016
                                                      ---------- -----------
                                                        Paid-Up Guarantees
                                                      ----------------------
                                                          (In millions)
   Total account value (1)........................... $    2,230 $     2,323
   Net amount at risk (2)............................ $    9,902 $    10,622
   Average attained age of policyholders.............   64 years    63 years

--------
(1)Includes the contractholder's investments in the general account.

(2)Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

Obligations Assumed Under Structured Settlement Assignments

   The Company assumed structured settlement claim obligations when operating solely as an assignment company. These liabilities are measured at the present value of the periodic claims to be provided and reported as other policy-related balances. The Company received a fee for assuming these claim obligations and, as the assignee of the claim, is legally obligated to ensure periodic payments are made to the claimant. The Company purchased annuities from an affiliate to fund these periodic payment claim obligations and designated payments to be made directly to the claimant by the affiliated annuity writer. These annuities funding the assigned structured settlement claims are recorded as an investment. See Note 1.

   See Note 5 for additional information on obligations assumed under structured settlement assignments.

Obligations Under Funding Agreements

   MTL is a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh. Holdings of common stock of the FHLB of Pittsburgh, included in equity securities, were $11 million at both December 31, 2017 and 2016.

   The Company has also entered into funding agreements with the FHLB of Pittsburgh. The liability for such funding agreements is included in policyholder account balances. Information related to such funding agreements was as follows at:

                                         Liability        Collateral (2)
                                    ------------------- -------------------
                                                 December 31,
                                    ---------------------------------------
                                      2017      2016      2017      2016
                                    --------- --------- --------- ---------
                                                 (In millions)
     FHLB of Pittsburgh (1)........ $     250 $     250 $     311 $     383

--------
(1)Represents funding agreements issued to the FHLB of Pittsburgh in exchange for cash and for which the FHLB of Pittsburgh has been granted a lien on certain assets, some of which are in the custody of the FHLB of Pittsburgh, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of the FHLB of Pittsburgh as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, the FHLB of Pittsburgh's recovery on the collateral is limited to the amount of the Company's liability to the FHLB of Pittsburgh.

(2)Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

Separate Accounts

   Separate account assets and liabilities consist of pass-through separate accounts totaling $123 million and $112 million at December 31, 2017 and 2016, respectively, for which the policyholder assumes all investment risk.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


   For the years ended December 31, 2017, 2016, and 2015, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

Liabilities for Unpaid Claims and Claim Expenses

       Information regarding the liabilities for unpaid claims and claim adjustment expenses was as follows:

                                                   Years Ended December 31,
                                                ----------------------------
                                                  2017      2016      2015
                                                --------  --------  --------
                                                        (In millions)
  Balance at January 1,........................ $     38  $     31  $     31
     Less: Reinsurance recoverables............       13        15        14
                                                --------  --------  --------
  Net balance at January 1,....................       25        16        17
                                                --------  --------  --------
  Incurred related to:
     Current year..............................       59        67        46
     Prior years (1)...........................        5         6         5
                                                --------  --------  --------
         Total incurred........................       64        73        51
                                                --------  --------  --------
  Paid related to:
     Current year..............................      (59)      (59)      (47)
     Prior years...............................       (5)       (5)       (5)
                                                --------  --------  --------
         Total paid............................      (64)      (64)      (52)
                                                --------  --------  --------
  Net balance at December 31,..................       25        25        16
     Add: Reinsurance recoverables.............       15        13        15
                                                --------  --------  --------
  Balance at December 31(included in other
    policy-related balances),.................. $     40  $     38  $     31
                                                ========  ========  ========

--------
(1)During 2017, 2016 and 2015, as a result of changes in estimates of insured events in the respective prior year, claims and claim adjustment expenses associated with prior years increased due to events that occurred in prior years, but reported during the current year.

3. Deferred Policy Acquisition Costs

   See Note 1 for a description of capitalized acquisition costs.

Nonparticipating and Non-Dividend-Paying Traditional Contracts

   The Company amortizes DAC related to these contracts (primarily term insurance) over the appropriate premium paying period in proportion to the actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency and investment returns at policy issuance, include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance unless the DAC balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance is caused only by variability in premium volumes.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

3. Deferred Policy Acquisition Costs (continued)

Fixed and Variable Universal Life Contracts

   The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, and the effect of certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to significantly impact the rate of DAC amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC balances.

Factors Impacting Amortization

   Separate account rates of return on variable universal life contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

   The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross profits. These assumptions primarily relate to investment returns, interest crediting rates, mortality, persistency, policyholder behavior and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

   Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

   Amortization of DAC is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC that would have been amortized if such gains and losses had been recognized.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

3. Deferred Policy Acquisition Costs (continued)


   Information regarding DAC was as follows:

                                               Years Ended December 31,
                                             ---------------------------
                                               2017     2016      2015
                                             -------  --------  --------
                                                    (In millions)
       DAC:
       Balance at January 1,................ $    --  $     --  $      1
       Capitalizations......................      --        --        --
       Amortization related to:
       Other expenses.......................      (7)       (7)      (13)
                                             -------  --------  --------
          Total amortization................      (7)       (7)      (13)
                                             -------  --------  --------
       Unrealized investment gains (losses).       9         7        12
                                             -------  --------  --------
       Balance at December 31,.............. $     2  $     --  $     --
                                             =======  ========  ========

4. Reinsurance

   The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated and unaffiliated companies. The Company participates in reinsurance activities in order to limit losses and minimize exposure to significant risks.

   Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 5.

   For its individual life insurance products, the Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis. In addition, the Company has reinsured a significant portion of the mortality risk on its individual universal life insurance policies. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

   The Company has reinsured certain of its annuity and supplementary contract business to an affiliate.

   The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

   The Company reinsures its remaining business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at both December 31, 2017 and 2016, were not significant.

   The Company had $234 million and $228 million of net unsecured unaffiliated ceded reinsurance recoverable balances at December 31, 2017 and 2016, respectively. Of these totals, 100% were with the Company's five largest unaffiliated ceded reinsurers at both December 31, 2017 and 2016.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   The amounts on the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                   Years Ended December 31,
                                                               -------------------------------
                                                                  2017       2016       2015
                                                               ---------  ---------  ---------
                                                                        (In millions)
Premiums
Direct premiums............................................... $     522  $      11  $       6
Reinsurance assumed...........................................         1         --         --
Reinsurance ceded.............................................        (6)       (11)        (6)
                                                               ---------  ---------  ---------
   Net premiums............................................... $     517  $      --  $      --
                                                               =========  =========  =========
Universal life and investment-type product policy fees
Direct universal life and investment-type product policy fees. $     177  $     182  $     188
Reinsurance assumed...........................................        --         --         --
Reinsurance ceded.............................................      (101)      (100)      (104)
                                                               ---------  ---------  ---------
   Net universal life and investment-type product policy fees. $      76  $      82  $      84
                                                               =========  =========  =========
Other revenues
Direct other revenues......................................... $       8  $       5  $       5
Reinsurance assumed...........................................         2          5          4
Reinsurance ceded.............................................        --          5          6
                                                               ---------  ---------  ---------
   Net other revenues......................................... $      10  $      15  $      15
                                                               =========  =========  =========
Policyholder benefits and claims
Direct policyholder benefits and claims....................... $     974  $     492  $     492
Reinsurance assumed...........................................        --         --         --
Reinsurance ceded.............................................      (132)      (140)      (128)
                                                               ---------  ---------  ---------
   Net policyholder benefits and claims....................... $     842  $     352  $     364
                                                               =========  =========  =========
Interest credited to policyholder account balances
Direct interest credited to policyholder account balances..... $     133  $     136  $     142
Reinsurance assumed...........................................        --         --         --
Reinsurance ceded.............................................       (21)       (21)       (22)
                                                               ---------  ---------  ---------
   Net interest credited to policyholder account balances..... $     112  $     115  $     120
                                                               =========  =========  =========

   The amounts on the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                        December 31,
                                 -----------------------------------------------------------
                                             2017                          2016
                                 ----------------------------- -----------------------------
                                                        Total                         Total
                                                       Balance                       Balance
                                 Direct Assumed Ceded   Sheet  Direct Assumed Ceded   Sheet
                                 ------ ------- ------ ------- ------ ------- ------ -------
                                                        (In millions)
Assets
Premiums, reinsurance and other
  receivables................... $   4   $  1   $  969 $  974  $   --  $  1   $  970 $  971
                                 =====   ====   ====== ======  ======  ====   ====== ======
Liabilities
Other liabilities............... $  56   $  2   $   26 $   84  $   36  $  1   $   24 $   61
                                 =====   ====   ====== ======  ======  ====   ====== ======

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance are the result of affiliated reinsurance transactions. See "-- Related Party Reinsurance Transactions." The deposit liabilities on reinsurance were $2 million and $1 million at December 31, 2017 and 2016, respectively.

Related Party Reinsurance Transactions

   The Company has reinsurance agreements with certain of MetLife, Inc.'s subsidiaries, including MLIC and MetLife Insurance K.K., each of which is a related party.

   Information regarding the significant effects of affiliated reinsurance included on the consolidated statements of operations was as follows:

                                                               Years Ended December 31,
                                                              -------------------------
                                                                2017     2016     2015
                                                              -------  -------  -------
                                                                    (In millions)
Premiums
Reinsurance assumed.......................................... $    --  $    --  $    --
Reinsurance ceded............................................      (6)     (11)      (6)
                                                              -------  -------  -------
    Net premiums............................................. $    (6) $   (11) $    (6)
                                                              =======  =======  =======
Other revenues
Reinsurance assumed.......................................... $     3  $     5  $     4
Reinsurance ceded............................................      --        5        6
                                                              -------  -------  -------
    Net other revenues....................................... $     3  $    10  $    10
                                                              =======  =======  =======
Policyholder benefits and claims
Reinsurance assumed.......................................... $    --  $    --  $    --
Reinsurance ceded............................................      (5)     (11)      (8)
                                                              -------  -------  -------
    Net policyholder benefits and claims..................... $    (5) $   (11) $    (8)
                                                              =======  =======  =======
Interest credited to policyholder account balances
Reinsurance assumed.......................................... $    --  $    --  $    --
Reinsurance ceded............................................     (21)     (21)     (22)
                                                              -------  -------  -------
    Net interest credited to policyholder account balances... $   (21) $   (21) $   (22)
                                                              =======  =======  =======

   Information regarding the significant effects of affiliated reinsurance included on the consolidated balance sheets was as follows at:

                                                                 December 31,
                                                       ---------------------------------
                                                             2017             2016
                                                       ---------------- ----------------
                                                       Assumed  Ceded   Assumed  Ceded
                                                       ------- -------- ------- --------
                                                                 (In millions)
Assets
Premiums, reinsurance and other receivables........... $    1  $    709 $    2  $    718
                                                       ======  ======== ======  ========

   The Company may secure certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $709 million and $718 million of unsecured affiliated reinsurance recoverable balances at December 31, 2017 and 2016, respectively.

   Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $660 million and $667 million at December 31, 2017 and 2016, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2017 and 2016.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)


5. Investments

   See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

   Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

   The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

   The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

  Fixed Maturity and Equity Securities AFS by Sector

     The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate fixed maturity securities. Included within fixed maturity securities are structured securities including RMBS, commercial mortgage-backed securities ("CMBS") and ABS (collectively, "Structured Securities").

                                  December 31, 2017                           December 31, 2016
                     ------------------------------------------- -------------------------------------------
                                  Gross Unrealized                            Gross Unrealized
                               -----------------------                     -----------------------
                      Cost or                          Estimated  Cost or                          Estimated
                     Amortized        Temporary  OTTI    Fair    Amortized        Temporary  OTTI    Fair
                       Cost    Gains   Losses   Losses   Value     Cost    Gains   Losses   Losses   Value
                     --------- ------ --------- ------ --------- --------- ------ --------- ------ ---------
                                                          (In millions)
Fixed maturity
  securities:
U.S. corporate...... $  1,076  $  105   $   3   $  --  $  1,178  $  1,001  $   87   $   5   $  --  $  1,083
U.S. government and
  agency............      565     127       2      --       690       426     102       1      --       527
RMBS................      621      13       2      --       632       390      14       4      --       400
Foreign corporate...      400      23       7      --       416       309      12      12      --       309
CMBS................      303       3      --      --       306       159       3      --      --       162
ABS.................      287       2       2      --       287       515       3       5      --       513
State and political
  subdivision.......      131      31      --      --       162       110      24      --      --       134
Foreign government..       38       3      --      --        41        29       2      --      --        31
                     --------  ------   -----   -----  --------  --------  ------   -----   -----  --------
   Total fixed
     maturity
     securities..... $  3,421  $  307   $  16   $  --  $  3,712  $  2,939  $  247   $  27   $  --  $  3,159
                     ========  ======   =====   =====  ========  ========  ======   =====   =====  ========
Equity securities:
Common stock........ $     11  $   --   $  --   $  --  $     11  $     11  $   --   $  --   $  --  $     11

   The Company held non-income producing fixed maturity securities with an estimated fair value of less than $1 million with unrealized gains (losses) of less than ($1) million at both December 31, 2017 and 2016.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

    Amortization of premium and accretion of discount on Structured Securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for Structured Securities are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive Structured Securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other Structured Securities, the effective yield is recalculated on a retrospective basis.

  Maturities of Fixed Maturity Securities

    The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at December 31, 2017:

                                                                    Due After Five
                                                      Due After One     Years                               Total Fixed
                                          Due in One  Year Through   Through Ten   Due After Ten Structured  Maturity
                                         Year or Less  Five Years       Years          Years     Securities Securities
                                         ------------ ------------- -------------- ------------- ---------- -----------
                                                                         (In millions)
Amortized cost..........................   $    84      $    555       $    671     $      900   $    1,211 $    3,421
Estimated fair value....................   $    85      $    571       $    683     $    1,148   $    1,225 $    3,712

    Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. Structured Securities are shown separately, as they are not due at a single maturity.

  Continuous Gross Unrealized Losses for Fixed Maturity AFS by Sector

    The following table presents the estimated fair value and gross unrealized losses of fixed maturity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position at:

                                               December 31, 2017                              December 31, 2016
                                  ---------------------------------------------- ----------------------------------------------
                                                        Equal to or Greater than                       Equal to or Greater than
                                   Less than 12 Months        12 Months           Less than 12 Months        12 Months
                                  --------------------- ------------------------ --------------------- ------------------------
                                               Gross                   Gross                  Gross                   Gross
                                  Estimated  Unrealized Estimated    Unrealized  Estimated  Unrealized Estimated    Unrealized
                                  Fair Value   Losses   Fair Value     Losses    Fair Value   Losses   Fair Value     Losses
                                  ---------- ---------- ----------   ----------  ---------- ---------- ----------   ----------
                                                                   (Dollars in millions)
Fixed maturity securities:
U.S. corporate...................   $  124     $   1      $   18       $   2       $   89     $   1      $   49       $   4
U.S. government and agency.......      262         2           1          --           53         1          --          --
RMBS.............................      163        --          45           2          108         2          49           2
Foreign corporate................       70         3          28           4           83         2          42          10
CMBS.............................       20        --          --          --           29        --          12          --
ABS..............................       10        --          44           2           67         1         113           4
State and political
 subdivision.....................        5        --          --          --           --        --          --          --
Foreign government...............       --        --          --          --            2        --          --          --
                                    ------     -----      ------       -----       ------     -----      ------       -----
    Total fixed maturity
     securities..................   $  654     $   6      $  136       $  10       $  431     $   7      $  265       $  20
                                    ======     =====      ======       =====       ======     =====      ======       =====
Total number of securities in an
 unrealized loss position........      131                    35                      120                    80
                                    ======                ======                   ======                ======

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

   Evaluation and Measurement Methodologies

      Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
   (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers;
   (vii) with respect to Structured Securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security;
   (viii) the potential for impairments due to weakening of foreign currencies on non-functional currency denominated fixed maturity securities that are near maturity; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

      The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain Structured Securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, state and political subdivision securities and foreign government securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

      With respect to securities that have attributes of debt and equity ("perpetual hybrid securities"), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

      The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

   Current Period Evaluation

      Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company concluded that these securities were not other-than-temporarily impaired at December 31, 2017. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

      Gross unrealized losses on fixed maturity securities decreased
   $11 million during the year ended December 31, 2017 to $16 million. The decrease in gross unrealized losses for the year ended December 31, 2017, was primarily attributable to narrowing credit spreads and strengthening foreign currencies on non-functional currency denominated fixed maturity securities.

      At December 31, 2017, $1 million of the total $16 million of gross unrealized losses were from three below investment grade fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater. Unrealized losses on below investment grade fixed maturity securities are principally related to foreign corporate securities (primarily industrial securities) and non-agency RMBS (primarily alternative residential mortgage loans) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, in part due to economic and market uncertainties. Management evaluates foreign corporate securities based on factors such as expected cash flows and the financial condition and near-term and long-term prospects of the issuers and evaluates non-agency RMBS based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security and the payment priority within the tranche structure of the security.

Mortgage Loans

  Mortgage Loans by Portfolio Segment

     Mortgage loans are summarized as follows at:

                                                 December 31,
                                   ----------------------------------------
                                           2017                 2016
                                   -------------------  -------------------
                                   Carrying    % of     Carrying    % of
                                    Value      Total     Value      Total
                                   --------  ---------  --------  ---------
                                             (Dollars in millions)
    Mortgage loans:
    Commercial.................... $    248       81.0% $    191       82.7%
    Agricultural..................       59       19.3        41       17.7
                                   --------  ---------  --------  ---------
       Subtotal(1)................      307      100.3       232      100.4
    Valuation allowances..........       (1)      (0.3)       (1)      (0.4)
                                   --------  ---------  --------  ---------
       Total mortgage loans, net.. $    306      100.0% $    231      100.0%
                                   ========  =========  ========  =========

--------

(1)Purchases of commercial mortgage loans were $7 million and $0 for the years ended December 31, 2017 and 2016, respectively.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


     The Company purchases unaffiliated mortgage loans under a master participation agreement, from an affiliate, simultaneously with the affiliate's origination or acquisition of mortgage loans. The aggregate amount of unaffiliated mortgage loan participation interests purchased by the Company from an affiliate during the years ended December 31, 2017, 2016 and 2015 were $118 million, $59 million and $15 million, respectively. In connection with the mortgage loan participations, the affiliate collected mortgage loan principal and interest payments on the Company's behalf and the affiliate remitted such payments to the Company in the amount of $43 million, $81 million and $71 million during the years ended December 31, 2017, 2016 and 2015, respectively.

  Mortgage Loans, Valuation Allowance and Impaired Loans by Portfolio Segment

     At December 31, 2017 and 2016, the Company had no impaired mortgage loans, all mortgage loans were evaluated collectively for credit losses and the related valuation allowances were maintained primarily for the commercial mortgage loans. For both the years ended December 31, 2017 and 2016, the change in valuation allowance relating to provision (release) was less than $1 million.

   Valuation Allowance Methodology

      Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

   Commercial and Agricultural Mortgage Loan Portfolio Segments

      The Company typically uses several years of historical experience in establishing non-specific valuation allowances which capture multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

      All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and the values utilized in calculating the ratio are updated annually on a rolling basis, with a portion of the portfolio updated each quarter. In addition, the loan-to-value ratio is routinely updated for all but the lowest risk loans as part of the Company's ongoing review of its commercial mortgage loan portfolio.

      For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

  Credit Quality of Commercial Mortgage Loans

     The credit quality of commercial mortgage loans was as follows at:

                                                Recorded Investment
                                    ----------------------------------------------
                                    Debt Service Coverage Ratios
                                    ----------------------------
                                               1.00x -
                                    > 1.20x     1.20x   < 1.00x   Total  % of Total
                                     --------  -------  -------  ------- ----------
                                         (Dollars in millions)
December 31, 2017
Loan-to-value ratios:
Less than 65%...................... $    212   $    --  $    --  $   212     85.5%
65% to 75%.........................       27        --       --       27     10.9
76% to 80%.........................       --        --       --       --       --
Greater than 80%...................       --         9       --        9      3.6
                                     --------  -------  -------  -------   ------
Total.............................. $    239   $     9  $    --  $   248    100.0%
                                     ========  =======  =======  =======   ======
December 31, 2016
Loan-to-value ratios:
Less than 65%...................... $    173   $     1  $     2  $   176     92.1%
65% to 75%.........................       15        --       --       15      7.9
76% to 80%.........................       --        --       --       --       --
Greater than 80%...................       --        --       --       --       --
                                     --------  -------  -------  -------   ------
Total.............................. $    188   $     1  $     2  $   191    100.0%
                                     ========  =======  =======  =======   ======

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Credit Quality of Agricultural Mortgage Loans

     The credit quality of agricultural mortgage loans was as follows at:

                                                    December 31,
                                     -----------------------------------------
                                             2017                 2016
                                     -------------------  --------------------
                                      Recorded    % of     Recorded    % of
                                     Investment   Total   Investment   Total
                                     ---------- --------  ---------- ---------
                                               (Dollars in millions)
Loan-to-value ratios:
Less than 65%.......................  $    48       81.4%  $    41       100.0%
65% to 75%..........................       11       18.6        --          --
                                      -------   --------   -------   ---------
   Total............................  $    59      100.0%  $    41       100.0%
                                      =======   ========   =======   =========

  Past Due and Nonaccrual Mortgage Loans

     The Company has a high quality, well performing mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2017 and 2016. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no mortgage loans past due and no nonaccrual mortgage loans at December 31, 2017 and 2016.

  Mortgage Loans Modified in a Troubled Debt Restructuring

     The Company may grant concessions related to borrowers experiencing financial difficulties, which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concessions granted are considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. There were no mortgage loans modified in a troubled debt restructuring for both the years ended December 31, 2017 and 2016.

Real Estate

   Real estate investments consisted of traditional real estate at December 31, 2017 and 2016.

   The Company classifies within traditional real estate its investment in income-producing real estate, which is comprised primarily of wholly-owned real estate and joint ventures with interest in single property income-producing real estate.

   The wholly-owned real estate within traditional real estate is net of accumulated depreciation of $47 million and $39 million at December 31, 2017 and 2016, respectively. Related depreciation expense on wholly-owned real estate was $9 million, $6 million and $10 million for the year ended December 31, 2017, 2016 and 2015, respectively.

   There were no real estate impairments recognized for both the year ended December 31, 2017 and 2016.

   As of December 31, 2017, total minimum rental payments to be received in the future under non-cancelable leases was $17 million, $22 million, $23 million, $23 million, $23 million and $89 million for the years ended December 31, 2018, 2019, 2020, 2021, 2022 and years thereafter, respectively.

Other Invested Assets

   Other invested assets is comprised primarily of leveraged leases and freestanding derivatives with positive estimated fair values (see Note 6).

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Leveraged Leases

     Investment in leveraged leases consisted of the following at:

                                                             December 31,
                                                         --------------------
                                                            2017       2016
                                                         ---------  ---------
                                                             (In millions)
 Rental receivables, net................................ $      --  $      --
 Estimated residual values..............................       189        262
                                                         ---------  ---------
    Subtotal............................................       189        262
 Unearned income........................................       (23)       (31)
                                                         ---------  ---------
    Investment in leveraged leases, net of non-recourse
      debt.............................................. $     166  $     231
                                                         =========  =========

     Rental receivables are generally due in periodic installments. The payment periods range from one to four years. For rental receivables, the primary credit quality indicator is whether the rental receivable is performing or nonperforming, which is assessed monthly. The Company generally defines nonperforming rental receivables as those that are 90 days or more past due. Rental receivables, which were less than $1 million at both December 31, 2017 and 2016, were performing.

     The deferred income tax liability related to leveraged leases was $58 million and $102 million at December 31, 2017 and 2016, respectively.

     The components of income from investments in leveraged leases, excluding net investment gains (losses), were as follows:

                                                             December 31,
                                                        -----------------------
                                                         2017    2016    2015
                                                        ------- ------- -------
                                                             (In millions)
Income from investment in leveraged leases............. $     8 $    11 $    12
Less: Income tax expense on leveraged leases...........       3       4       4
                                                        ------- ------- -------
   Investment income after income tax in leveraged
     leases............................................ $     5 $     7 $     8
                                                        ======= ======= =======

Cash Equivalents

   The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $47 million and $48 million at December 31, 2017 and 2016, respectively.

Net Unrealized Investment Gains (Losses)

   Unrealized investment gains (losses) on fixed maturity securities AFS and the effect on DAC and future policy benefits, that would result from the realization of the unrealized gains (losses), are included in net unrealized investment gains (losses) in AOCI.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


   The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                       Years Ended December 31,
                                                     ----------------------------
                                                       2017      2016      2015
                                                     --------  --------  --------
                                                             (In millions)
Fixed maturity securities........................... $    294  $    225  $    198
Derivatives.........................................       (1)        7         6
                                                     --------  --------  --------
       Subtotal.....................................      293       232       204
                                                     --------  --------  --------
Amounts allocated from:
   Future policy benefits...........................      (54)       --        --
   DAC..............................................       (4)      (13)      (20)
                                                     --------  --------  --------
       Subtotal.....................................      (58)      (13)      (20)
Deferred income tax benefit (expense)...............      (82)      (77)      (64)
                                                     --------  --------  --------
       Net unrealized investment gains (losses)..... $    153  $    142  $    120
                                                     ========  ========  ========

   The changes in net unrealized investment gains (losses) were as follows:

                                                                          Years Ended December 31,
                                                                        ----------------------------
                                                                          2017      2016      2015
                                                                        --------  --------  --------
                                                                                (In millions)
Balance at January 1,.................................................. $    142  $    120  $    202
Unrealized investment gains (losses) during the year...................       61        28      (138)
Unrealized investment gains (losses) relating to:
Future policy benefits.................................................      (54)       --         1
DAC related to noncredit OTTI losses recognized in AOCI................       --        --         1
DAC....................................................................        9         7        11
Deferred income tax benefit (expense) related to noncredit OTTI losses
  recognized in AOCI...................................................       --        --        (1)
Deferred income tax benefit (expense)..................................       (5)      (13)       44
                                                                        --------  --------  --------
Balance at December 31,................................................ $    153  $    142  $    120
                                                                        ========  ========  ========
   Change in net unrealized investment gains (losses).................. $     11  $     22  $    (82)
                                                                        ========  ========  ========

Concentrations of Credit Risk

   There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2017 and 2016.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Securities Lending

   Elements of the securities lending program are presented below at:

                                                             December 31,
                                                           -----------------
                                                             2017     2016
                                                           -------- --------
                                                             (In millions)
   Securities on loan: (1)
      Amortized cost...................................... $    367 $    316
      Estimated fair value................................ $    482 $    415
   Cash collateral received from counterparties (2)....... $    485 $    417
   Security collateral received from counterparties (3)... $      7 $      5
   Reinvestment portfolio -- estimated fair value......... $    488 $    417

--------
(1)Included within fixed maturity securities.

(2)Included within payables for collateral under securities loaned and other transactions.

(3)Security collateral received from counterparties may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the consolidated financial statements.

   The cash collateral liability by loaned security type and remaining tenor of the agreements was as follows at:

                                           December 31, 2017                    December 31, 2016
                                     ------------------------------------ ------------------------------------
                                     Remaining Tenor of Securities        Remaining Tenor of Securities
                                       Lending Agreements                   Lending Agreements
                                     -----------------------------        -----------------------------
                                                          Over 1                               Over 1
                                                1 Month    to 6                      1 Month    to 6
                                     Open (1)   or Less   Months   Total  Open (1)   or Less   Months   Total
                                     --------   -------   ------   ------ --------   -------   ------   ------
                                                             (In millions)
Cash collateral liability by loaned
  security type:
U.S. government and agency..........  $  74     $  181    $  230   $  485  $  34      $  87    $  296   $  417
                                      -----     ------     ------  ------  -----      -----     ------  ------
   Total............................  $  74     $  181    $  230   $  485  $  34      $  87    $  296   $  417
                                      =====     ======     ======  ======  =====      =====     ======  ======

--------
(1)The related loaned security could be returned to the Company on the next business day, which would require the Company to immediately return the cash collateral.

   If the Company is required to return significant amounts of cash collateral on short notice and is forced to sell securities to meet the return obligation, it may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than what otherwise would have been realized under normal market conditions, or both. The estimated fair value of the securities on loan related to the cash collateral on open at December 31, 2017 was $72 million, all of which were U.S. government and agency securities which, if put back to the Company, could be immediately sold to satisfy the cash requirement.

   The reinvestment portfolio acquired with the cash collateral consisted principally of fixed maturity securities (including agency RMBS, ABS, CMBS, foreign corporate securities) and cash equivalents with 44% invested in agency RMBS, cash equivalents, U.S. government and agency securities or held in cash. If the securities on loan or the reinvestment portfolio become less liquid, the Company has the liquidity resources of most of its general account available to meet any potential cash demands when securities on loan are put back to the Company.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Invested Assets on Deposit, Held in Trust and Pledged as Collateral

   Invested assets on deposit, held in trust and pledged as collateral are presented below at estimated fair value for all asset classes at:

                                                                                December 31,
                                                                              -----------------
                                                                                2017     2016
                                                                              -------- --------
                                                                                (In millions)
Invested assets on deposit (regulatory deposits)............................. $      8 $      8
Invested assets held in trust (reinsurance agreements).......................       10       10
Invested assets pledged as collateral (1)....................................      317      283
                                                                              -------- --------
   Total invested assets on deposit, held in trust and pledged as collateral. $    335 $    301
                                                                              ======== ========

--------
(1)The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 2) and derivative transactions (see Note 6).

   See "-- Securities Lending" for information regarding securities on loan.

Variable Interest Entities

   The Company has invested in legal entities that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, would be deemed the primary beneficiary or consolidator of the entity. The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity.

  Consolidated VIEs

     There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2017 and 2016.

  Unconsolidated VIEs

     The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                              December 31,
                                              ---------------------------------------------
                                                       2017                   2016
                                              ---------------------- ----------------------
                                                           Maximum                Maximum
                                               Carrying   Exposure    Carrying   Exposure
                                                Amount   to Loss (1)   Amount   to Loss (1)
                                              ---------- ----------- ---------- -----------
                                                              (In millions)
Fixed maturity securities AFS:
   Structured Securities (2)................. $    1,225 $    1,225  $    1,075 $    1,075
   U.S. corporate............................         25         25          24         24
Real estate joint ventures...................         57         57          44         44
Other limited partnership interests..........         --         95          --         --
                                              ---------- ----------  ---------- ----------
       Total................................. $    1,307 $    1,402  $    1,143 $    1,143
                                              ========== ==========  ========== ==========

--------

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)

(1)The maximum exposure to loss relating to fixed maturity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor in mortgage-backed or asset-backed securities issued by trusts that do not have substantial equity.

Net Investment Income

   The components of net investment income were as follows:

                                                         Years Ended December 31,
                                                        --------------------------
                                                          2017     2016     2015
                                                        -------- -------- --------
                                                              (In millions)
Investment income:
Fixed maturity securities.............................. $    127 $    129 $    137
Equity securities......................................        1        1        1
Mortgage loans.........................................       12       16       14
Policy loans...........................................       19       20       20
Real estate............................................       22       14       33
Annuities funding structured settlement claims.........      277      276      288
Other..................................................       10       13       14
                                                        -------- -------- --------
   Subtotal............................................      468      469      507
Less: Investment expenses..............................       21       15       20
                                                        -------- -------- --------
   Net investment income............................... $    447 $    454 $    487
                                                        ======== ======== ========

   See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

Net Investment Gains (Losses)

  Components of Net Investment Gains (Losses)

     The components of net investment gains (losses) were as follows:

                                                         Years Ended December 31,
                                                        -------------------------
                                                          2017     2016     2015
                                                        -------- -------  -------
                                                              (In millions)
Total gains (losses) on fixed maturity securities:
Total OTTI losses recognized-- by sector and industry:
U.S. and foreign corporate securities -- Industrial.... $     -- $    (1) $    --
                                                        -------- -------  -------
   OTTI losses on fixed maturity securities recognized
     in earnings....................................... $     -- $    (1) $    --
Fixed maturity securities -- net gains (losses) on
  sales and disposals.................................. $     -- $    (8) $    --
                                                        -------- -------  -------
   Total gains (losses) on fixed maturity securities... $     -- $    (9) $    --
Real estate............................................ $     -- $     1  $   (34)
Leveraged lease impairments............................ $     -- $   (41) $     1
                                                        -------- -------  -------
   Total net investment gains (losses)................. $     -- $   (49) $   (33)
                                                        ======== =======  =======

     Gains (losses) from foreign currency transactions included within net investment gains (losses) were less than ($1) million, less than ($1) million and less than $1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Sales or Disposals and Impairments of Fixed Maturity Securities

     Investment gains and losses on sales of securities are determined on a specific identification basis. Proceeds from sales or disposals of fixed maturity securities and the components of fixed maturity securities net investment gains (losses) were as shown in the table below.

                                                     Years Ended December 31,
                                                    -------------------------
                                                      2017     2016     2015
                                                    -------  -------  -------
                                                          (In millions)
 Proceeds.......................................... $ 1,161  $   577  $   789
                                                    =======  =======  =======
 Gross investment gains............................ $     4  $     3  $     7
 Gross investment losses...........................      (4)     (11)      (7)
 OTTI losses.......................................      --       (1)      --
                                                    -------  -------  -------
    Net investment gains (losses).................. $    --  $    (9) $    --
                                                    =======  =======  =======

Related Party Investment Transactions

   The Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. The estimated fair value of invested assets transferred from affiliates was $113 million for the year ended December 31, 2017.

   As a structured settlements assignment company, the Company purchased annuities from an affiliate to fund the periodic structured settlement claim payment obligations it assumed. Each annuity purchased is contractually designated to the assumed claim obligation it funds. The aggregate contract values of annuities funding structured settlement claims are recorded as an asset for which the Company has also recorded an unpaid claim obligation of equal amount. Such aggregated contract values were $4.3 billion and $4.4 billion at December 31, 2017 and 2016, respectively. The related net investment income and corresponding policyholder benefits and claims recognized were $277 million, $276 million and $288 million for the years ended
December 31, 2017, 2016 and 2015 respectively.

   The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $6 million, $6 million and $5 million for the years ended December 31, 2017, 2016 and 2015, respectively.

   See "-- Mortgage Loans -- Mortgage Loans by Portfolio Segment" for discussion of mortgage loan participation agreements with an affiliate.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)


6. Derivatives

Accounting for Derivatives

   See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

Derivative Strategies

   The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

   Derivatives are financial instruments with values derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps and option contracts. To a lesser extent, the Company uses credit default swaps and structured interest rate swaps to synthetically replicate investment risks and returns which are not readily available in the cash markets.

  Interest Rate Derivatives

     The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps and floors.

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value hedging relationships.

     The Company purchases interest rate floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities, as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased floors by entering into offsetting written floors. The Company utilizes interest rate floors in nonqualifying hedging relationships.

     A synthetic guaranteed interest contract ("GIC") is a contract that simulates the performance of a traditional GIC through the use of financial instruments. Under a synthetic GIC, the policyholder owns the underlying assets. The Company guarantees a rate return on those assets for a premium. Synthetic GICs are not designated as hedging instruments.

  Foreign Currency Exchange Rate Derivatives

     The Company uses foreign currency swaps and foreign currency forwards to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and nonqualifying hedging relationships.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. The Company utilizes foreign currency forwards in nonqualifying hedging relationships.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)

  Credit Derivatives

   The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional amount in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations and involuntary restructuring for corporate obligors, as well as repudiation, moratorium or governmental intervention for sovereign obligors. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in nonqualifying hedging relationships.

   The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. government and agency securities, or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

Primary Risks Managed by Derivatives

   The following table presents the primary underlying risk exposure, gross notional amount and estimated fair value of the Company's derivatives, excluding embedded derivatives, held at:

                                                                               December 31,
                                                          -----------------------------------------------------------
                                                                     2017                          2016
                                                          ----------------------------- -----------------------------
                        Primary Underlying Risk Exposure           Estimated Fair Value          Estimated Fair Value
                        --------------------------------           --------------------          --------------------
                                                           Gross                         Gross
                                                          Notional                      Notional
                                                           Amount  Assets  Liabilities   Amount  Assets  Liabilities
                                                          -------- ------  -----------  -------- ------  -----------
                                                                              (In millions)
Derivatives Designated as Hedging Instruments:
Fair value hedges:
Interest rate swaps        Interest rate................. $     10 $   --    $   --     $     16 $   --    $   --
Foreign currency swaps     Foreign currency exchange
                           rate..........................       25      3        --           21      5        --
                                                          -------- ------    ------     -------- ------    ------
   Subtotal...........................................          35      3        --           37      5        --
                                                          -------- ------    ------     -------- ------    ------
Cash flow hedges:
Foreign currency swaps     Foreign currency exchange
                           rate..........................      125      3         4           51      7        --
                                                          -------- ------    ------     -------- ------    ------
   Total qualifying hedges............................         160      6         4           88     12        --
                                                          -------- ------    ------     -------- ------    ------
Derivatives Not Designated or Not Qualifying as Hedging Instruments:
Interest rate floors       Interest rate.................       --     --        --        3,100      9         4
Synthetic GICs             Interest rate.................    1,504     --        --           --     --        --
Foreign currency swaps     Foreign currency exchange
                           rate..........................       54      4         1           53      8        --
Foreign currency           Foreign currency exchange
  forwards                 rate..........................        8     --        --            7     --        --
Credit default swaps -
  written                  Credit........................       87      2        --           87      1        --
                                                          -------- ------    ------     -------- ------    ------
   Total non-designated or nonqualifying
     derivatives......................................       1,653      6         1        3,247     18         4
                                                          -------- ------    ------     -------- ------    ------
   Total..............................................    $  1,813 $   12    $    5     $  3,335 $   30    $    4
                                                          ======== ======    ======     ======== ======    ======

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   Based on gross notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2017 and 2016. The Company's use of derivatives includes (i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules;
(ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; and (iii) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these nonqualified derivatives, changes in market factors can lead to the recognition of fair value changes on the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

   The components of net derivative gains (losses) were as follows:

                                                           Years Ended December 31,
                                                         ----------------------------
                                                            2017      2016     2015
                                                         ---------- -------- --------
                                                                (In millions)
Freestanding derivatives and hedging gains (losses) (1). $      (1) $      9 $      5

--------
(1)Includes foreign currency transaction gains (losses) on hedged items in cash flow and nonqualifying hedging relationships, which are not presented elsewhere in this note.

   The Company recognized net investment income from settlement payments related to qualifying hedges of $1 million for both the years ended
December 31, 2017 and 2016. The amount the Company recognized in net investment income from settlement payments related to qualifying hedges for the year ended December 31, 2015 was not significant.

   The Company recognized net derivative gains (losses) from settlement payments related to nonqualifying hedges of $9 million, $23 million, and $45 million for the years ended December 31, 2017, 2016, and 2015 respectively.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


Nonqualifying Derivatives and Derivatives for Purposes Other Than Hedging

   The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or not qualifying as hedging instruments:

                                                                      Net
                                                                   Derivative
                                                                 Gains (Losses)
                                                                 --------------
                                                                 (In millions)
 Year Ended December 31, 2017
 Interest rate derivatives......................................  $        (8)
 Foreign currency exchange rate derivatives.....................           (5)
 Credit derivatives -- written..................................            1
                                                                  -----------
    Total.......................................................  $       (12)
                                                                  ===========
 Year Ended December 31, 2016
 Interest rate derivatives......................................  $       (20)
 Foreign currency exchange rate derivatives.....................            7
 Credit derivatives -- written..................................            1
                                                                  -----------
    Total.......................................................  $       (12)
                                                                  ===========
 Year Ended December 31, 2015
 Interest rate derivatives......................................  $       (40)
 Foreign currency exchange rate derivatives.....................            2
 Credit derivatives -- written..................................           (1)
                                                                  -----------
    Total.......................................................  $       (39)
                                                                  ===========

Fair Value Hedges

   The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets to floating rate; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated assets.

   The amounts the Company recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges were less than $1 million and ($1) million for the years ended December 31, 2017 and 2016, respectively. The amounts recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges was not significant for the year ended December 31, 2015. Changes in the estimated fair value of the derivatives recognized in net derivative gains (losses) were ($2) million, $3 million and $1 million for each of the years ended December 31, 2017, 2016 and 2015, respectively. Changes in the estimated fair value of the hedged items recognized in net derivative gains (losses) were $2 million, ($4) million, and ($1) million for each of the years ended December 31, 2017, 2016 and 2015, respectively.

   All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

   The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets, as cash flow hedges, when they have met the requirements of cash flow hedging.

   In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified certain amounts from AOCI into net derivative gains (losses). For both the years ended December 31, 2017 and 2016, there were no amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges. For the year ended December 31, 2015, the amount reclassified into net derivative gains (losses) related to such discontinued cash flow hedges was not significant.

   There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for each of the years ended December 31, 2017, 2016 and 2015.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   At December 31, 2017, 2016, and 2015, the balance in AOCI associated with foreign currency swaps designated and qualifying as cash flow hedges were ($1) million, $7 million, and $6 million, respectively .

   For the year ended December 31, 2017, there were ($10) million of gains (losses) deferred in AOCI related to foreign currency swaps. For both the years ended December 31, 2016 and 2015, there were $4 million of gains (losses) deferred in AOCI related to foreign currency swaps. For the years ended December 31, 2017 and 2016, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were ($2) million and $3 million, respectively. For the year ended December 31, 2015, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were not significant. For the year ended December 31, 2017, there were no amounts reclassified to net investment income related to foreign currency swaps. For both the years ended December 31, 2016, and 2015 the amounts reclassified to net investment income related to foreign currency swaps were not significant. For the year ended December 31, 2017 the amount recognized in net derivative gains (losses) which represented the ineffective portion of all cash flow hedges was less than $1 million. For the years ended December 31, 2016 and 2015 the amounts recognized in net derivative gains (losses) which represented the ineffective portion of all cash flow hedges were not significant.

   All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

   At December 31, 2017, the amounts of deferred net gains (losses) on derivatives in AOCI that were expected to be reclassified to earnings within the next 12 months were less than $1 million.

Credit Derivatives

   In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the nonqualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $87 million at both December 31, 2017 and 2016. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current estimated fair value of the credit default swaps. At December 31, 2017 and 2016, the Company would have received $2 million and $1 million, respectively, to terminate all of these contracts.

   The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                          December 31,
                                          -----------------------------------------------------------------------------
                                                           2017                                   2016
                                          -------------------------------------- --------------------------------------
                                                        Maximum                                Maximum
                                          Estimated      Amount                  Estimated      Amount
                                          Fair Value   of Future      Weighted   Fair Value   of Future      Weighted
                                          of Credit  Payments under   Average    of Credit  Payments under   Average
Rating Agency Designation of Referenced    Default   Credit Default   Years to    Default   Credit Default   Years to
Credit Obligations (1)                      Swaps        Swaps      Maturity (2)   Swaps        Swaps      Maturity (2)
----------------------------------------- ---------- -------------- ------------ ---------- -------------- ------------
                                                                      (Dollars in millions)
Baa
Credit default swaps referencing indices.   $    2      $    87         5.0        $    1      $    87         4.0
                                            ------      -------                    ------      -------
    Total................................   $    2      $    87         5.0        $    1      $    87         4.0
                                            ======      =======                    ======      =======

--------
(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), Standard & Poor's Global Ratings ("S&P") and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)The weighted average years to maturity of the credit default swaps is calculated based on weighted average gross notional amounts.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


Credit Risk on Freestanding Derivatives

   The Company may be exposed to credit-related losses in the event of nonperformance by its counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

   The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

   The Company's OTC-cleared derivatives are effected through central clearing counterparties. Such positions are marked to market and margined on a daily basis (both initial margin and variation margin), and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

   See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

   The estimated fair values of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral were as follows at:

                                                                                                December 31,
                                                                                  ----------------------------------------
                                                                                          2017                 2016
----------------------------------------------------------------------            -------------------  -------------------
Derivatives Subject to a Master Netting Arrangement or a Similar Arrangement       Assets  Liabilities  Assets  Liabilities
----------------------------------------------------------------------------      -------  ----------- -------  -----------
                                                                                                (In millions)
Gross estimated fair value of derivatives:
OTC-bilateral (1)................................................................ $    10    $     5   $    29    $     5
OTC-cleared (1)..................................................................       2         --         1         --
                                                                                  -------    -------   -------    -------
    Total gross estimated fair value of derivatives (1)..........................      12          5        30          5
Amounts offset on the consolidated balance sheets................................      --         --        --         --
                                                                                  -------    -------   -------    -------
    Estimated fair value of derivatives presented on the consolidated balance
     sheets (1)..................................................................      12          5        30          5
Gross amounts not offset on the consolidated balance sheets:
Gross estimated fair value of derivatives: (2)
OTC-bilateral....................................................................      (4)        (4)       (5)        (5)
OTC-cleared......................................................................      --         --        --         --
Cash collateral: (3)
OTC-bilateral....................................................................      (6)        --       (23)        --
OTC-cleared......................................................................      (2)        --        (1)        --
Securities collateral: (4)
OTC-bilateral....................................................................      --         --        --         --
OTC-cleared......................................................................      --         --        --         --
                                                                                  -------    -------   -------    -------
    Net amount after application of master netting agreements and
     collateral.................................................................. $    --    $     1   $     1    $    --
                                                                                  =======    =======   =======    =======

--------

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)

(1)Derivative liabilities included (income) or expense accruals reported in accrued investment income or in other liabilities were less than $1 million and $1 million at December 31, 2017 and 2016, respectively. At December 31, 2017, the derivative assets included in income or (expense) accruals reported in accrued investment income or other liabilities were less than $1 million. At December 31, 2016, there were no derivative assets included in income or (expense) accruals reported in accrued investment income or other liabilities.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received by the Company for OTC-bilateral and OTC-cleared derivatives is included in cash and cash equivalents, short-term investments or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions on the balance sheet. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on OTC-cleared derivatives and is included in premiums, reinsurance and other receivables on the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2017 and 2016, the Company received excess cash collateral of $5 million and $1 million, respectively. At December 31, 2017 and 2016, the Company did not provide excess cash collateral.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or re-pledge this collateral, but at December 31, 2017 and 2016, none of the collateral had been sold or re-pledged. Securities collateral pledged by the Company is reported in fixed maturity securities on the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or re-pledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2017, the Company did not receive excess securities collateral, and provided excess securities collateral with an estimated fair value of $4 million for its OTC-bilateral derivatives. At December 31, 2016, the Company did not receive or provide excess securities collateral for its OTC-bilateral derivatives. At both December 31, 2017 and 2016, the Company did not receive excess securities collateral, and provided excess securities collateral with an estimated fair value of $2 million, for its OTC-cleared derivatives, which are not included in the table above due to the foregoing limitation.

   The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the collateral amount owed by that counterparty reaches a minimum transfer amount. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both MTL and the counterparty to maintain a specific investment grade credit rating from each of Moody's and S&P. If a party's credit or financial strength rating, as applicable, were to fall below that specific investment grade credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

   At December 31, 2017 , the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting arrangements were $1 million and was not significant at December 31, 2016. At December 31, 2017, the estimated fair value of the collateral pledged was less than $1 million and was not significant at December 31, 2016. At December 31, 2017 and 2016, there was no incremental collateral that MTL would be required to provide if there was a one-notch downgrade in its financial strength rating at the reporting date or if its financial strength rating sustained a downgrade to a level that triggered a full overnight collateralization or termination of the derivative position at reporting date.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)


7. Fair Value

   When developing estimated fair values, the Company considers three broad valuation approaches: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation approach to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3. Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

   Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

   Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


Recurring Fair Value Measurements

   The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below at:

                                                     December 31, 2017
                                         ------------------------------------------
                                            Fair Value Hierarchy
                                         --------------------------
                                                                    Total Estimated
                                         Level 1  Level 2  Level 3    Fair Value
                                         -------- -------- -------- ---------------
                                                       (In millions)
Assets
Fixed maturity securities:
U.S. corporate.......................... $     -- $  1,159 $     19    $  1,178
U.S. government and agency..............      313      377       --         690
RMBS....................................       --      552       80         632
Foreign corporate.......................       --      351       65         416
CMBS....................................       --      306       --         306
ABS.....................................       --      269       18         287
State and political subdivision.........       --      162       --         162
Foreign government......................       --       41       --          41
                                         -------- -------- --------    --------
   Total fixed maturity securities......      313    3,217      182       3,712
                                         -------- -------- --------    --------
Equity securities.......................       --       11       --          11
Short-term investments..................        9       44       --          53
Derivative assets: (1)
Interest rate...........................       --       --       --          --
Foreign currency exchange rate..........       --       10       --          10
Credit..................................       --        2       --           2
                                         -------- -------- --------    --------
   Total derivative assets..............       --       12       --          12
                                         -------- -------- --------    --------
Separate account assets (2).............       --      123       --         123
                                         -------- -------- --------    --------
   Total assets......................... $    322 $  3,407 $    182    $  3,911
                                         ======== ======== ========    ========
Liabilities
Derivative liabilities: (1)
Interest rate........................... $     -- $     -- $     --    $     --
Foreign currency exchange rate..........       --        5       --    $      5
                                         -------- -------- --------    --------
   Total derivative liabilities......... $     -- $      5 $     --    $      5
                                         ======== ======== ========    ========

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


                                                            December 31, 2016
                                               --------------------------------------------
                                                   Fair Value Hierarchy
                                               ----------------------------
                                                                            Total Estimated
                                               Level 1   Level 2   Level 3    Fair Value
                                               -------- ---------- -------- ---------------
                                                              (In millions)
Assets
Fixed maturity securities:
U.S. corporate................................ $     -- $    1,044 $     39   $    1,083
U.S. government and agency....................      185        342       --          527
RMBS..........................................       --        344       56          400
Foreign corporate.............................       --        265       44          309
CMBS..........................................       --        162       --          162
ABS...........................................       --        499       14          513
State and political subdivision...............       --        134       --          134
Foreign government............................       --         31       --           31
                                               -------- ---------- --------   ----------
   Total fixed maturity securities............      185      2,821      153        3,159
                                               -------- ---------- --------   ----------
Equity securities.............................       --         11       --           11
Short-term investments........................       23        109       --          132
Derivative assets: (1)
Interest rate.................................       --          9       --            9
Foreign currency exchange rate................       --         20       --           20
Credit........................................       --          1       --            1
                                               -------- ---------- --------   ----------
   Total derivative assets....................       --         30       --           30
                                               -------- ---------- --------   ----------
Separate account assets (2)...................       --        112       --          112
                                               -------- ---------- --------   ----------
   Total assets............................... $    208 $    3,083 $    153   $    3,444
                                               ======== ========== ========   ==========
Liabilities
Derivative liabilities: (1)
Interest rate................................. $     -- $        4 $     --   $        4
Foreign currency exchange rate................       --         --       --           --
                                               -------- ---------- --------   ----------
   Total derivative liabilities............... $     -- $        4 $     --   $        4
                                               ======== ========== ========   ==========

--------

(1)Derivative assets are presented within other invested assets on the consolidated balance sheet and derivative liabilities are presented within other liabilities on the consolidated balance sheet.

(2)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

   The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


  Investments

   Valuation Controls and Procedures

      On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.'s Board of Directors regarding compliance with fair value accounting standards.

      The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities at December 31, 2016. Independent non-binding broker quotations were not utilized at December 31, 2017.

      The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

   Securities and Short-term Investments

      When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

      When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


      The valuation of most instruments listed below is determined using independent pricing sources, matrix pricing, discounted cash flow methodologies or other similar techniques that use either observable market inputs or unobservable inputs.

-----------------------------------------------------------------------------------------------------------------
Instrument                       Level 2                                            Level 3
                            Observable Inputs                                 Unobservable Inputs
-----------------------------------------------------------------------------------------------------------------
Fixed maturity securities
-----------------------------------------------------------------------------------------------------------------
 U.S. corporate and Foreign corporate securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market and   Valuation Approaches: Principally the market
            income approaches.                                 approach.
            Key Inputs:                                        Key Inputs:
            . quoted prices in markets that are not active     . illiquidity premium
            . benchmark yields; spreads off benchmark yields;  . delta spread adjustments to reflect specific
              new issuances; issuer rating                       credit-related issues
            . trades of identical or comparable securities;    . credit spreads
              duration                                         . quoted prices in markets that are not active
            . Privately-placed securities are valued using       for identical or similar securities that are
              the additional key inputs:                         less liquid and based on lower levels of
              .  market yield curve; call provisions             trading activity than securities classified in
              .  observable prices and spreads for similar       Level 2
                 public or private securities that             . independent non-binding broker quotations
                 incorporate the credit quality and industry
                 sector of the issuer
              .  delta spread adjustments to reflect specific
                 credit-related issues
-----------------------------------------------------------------------------------------------------------------
 U.S. government and agency, State and political subdivision and Foreign government securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market       Valuation Approaches: Principally the market
            approach.                                          approach.
            Key Inputs:                                        Key Inputs:

            .  quoted prices in markets that are not active    .  independent non-binding broker quotations
            .  benchmark U.S. Treasury yield or other yields   .  quoted prices in markets that are not active
            .  the spread off the U.S. Treasury yield curve       for identical or similar securities that are
               for the identical security                         less liquid and based on lower levels of
            .  issuer ratings and issuer spreads;                 trading activity than securities classified in
               broker-dealer quotes                               Level 2
            .  comparable securities that are actively traded  .  credit spreads
-----------------------------------------------------------------------------------------------------------------
 Structured Securities
-----------------------------------------------------------------------------------------------------------------
            -----------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market and   Valuation Approaches: Principally the market and
            income approaches.                                 income approaches.
            Key Inputs:                                        Key Inputs:
            .  quoted prices in markets that are not active    .  credit spreads
            .  spreads for actively traded securities;         .  quoted prices in markets that are not active
               spreads off benchmark yields                       for identical or similar securities that are
            .  expected prepayment speeds and volumes             less liquid and based on lower levels of
            .  current and forecasted loss severity; ratings;     trading activity than securities classified in
               geographic region                                  Level 2
            .  weighted average coupon and weighted average    .  independent non-binding broker quotations
               maturity
            .  average delinquency rates; debt-service
               coverage ratios
            .  issuance-specific information, including, but
               not limited to:
              .  collateral type; structure of the security;
                 vintage of the loans
              .  payment terms of the underlying assets
              .  payment priority within the tranche; deal
                 performance
-----------------------------------------------------------------------------------------------------------------

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


Instrument                                     Level 2                                            Level 3
                                           Observable Inputs                                 Unobservable Inputs
-----------------------------------------------------------------------------------------------------------------
Equity securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market approach.                                 N/A
            Key Input:

            .quoted prices in markets that are not considered active
-----------------------------------------------------------------------------------------------------------------
Short-term investments
-----------------------------------------------------------------------------------------------------------------
            .Short-term investments are of a similar nature and class to the fixed maturity        N/A
             and equity securities described above; accordingly, the valuation approaches and observable inputs used in their valuation are also similar to those described above.
-----------------------------------------------------------------------------------------------------------------
Separate account assets (1)
-----------------------------------------------------------------------------------------------------------------
 Mutual funds without readily determinable fair values as prices are not published publicly
-----------------------------------------------------------------------------------------------------------------
            Key Input:                                                                             N/A
            .quoted prices or reported NAV provided by the fund managers
-----------------------------------------------------------------------------------------------------------------

--------
(1)Estimated fair value equals carrying value, based on the value of the underlying assets, including mutual funds.

 Derivatives

    The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

    The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

    Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

    The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk-free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


   Freestanding Derivatives Valuation Approaches and Key Inputs

     Level 2

        This level includes all types of derivatives utilized by the Company. These derivatives are principally valued using the income approach.

        Freestanding derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. Key inputs are as follows:

             Instrument                        Interest Rate                Foreign Currency              Credit
                                                                             Exchange Rate
-----------------------------------------------------------------------------------------------------------------------
 Inputs common to Level 2 by           .swap yield curves             .swap yield curves            .swap yield curves
 instrument type                       .basis curves                  .basis curves                 .credit curves
                                       .interest rate volatility (1)  .currency spot rates          .recovery rates
                                                                      .cross currency basis curves
-----------------------------------------------------------------------------------------------------------------------

--------
(1)Option-based only.

  Transfers between Levels

     Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

   Transfers between Levels 1 and 2:

      There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at both December 31, 2017 and 2016.

   Transfers into or out of Level 3:

      Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

     The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:

                                                                       December 31, 2017    December 31, 2016       Impact of
                                                                      -------------------- -------------------- Increase in Input
                                                    Significant                 Weighted             Weighted     on Estimated
                          Valuation Techniques  Unobservable Inputs    Range   Average (1)  Range   Average (1)  Fair Value (2)
                          --------------------  --------------------- -------- ----------- -------- ----------- -----------------
Fixed maturity
 securities (3)
U.S. corporate and        Matrix pricing        Offered quotes (4)    100 -141     110     99 - 138     111          Increase
 foreign corporate.......
                          Market pricing        Quoted prices (4)     99 - 103     101     25 - 100      84          Increase
                          -------------------------------------------------------------------------------------------------------
RMBS..................... Market pricing        Quoted prices (4)     84 - 104      99     83 - 105      97         Increase (5)
                          -------------------------------------------------------------------------------------------------------
ABS...................... Market pricing        Quoted prices (4)     90 - 103      99     99 - 101     100         Increase (5)
                          Consensus pricing     Offered quotes (4)                          99 - 99      99         Increase (5)
                          -------------------------------------------------------------------------------------------------------

--------
(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)The impact of a decrease in input would have the opposite impact on the estimated fair value.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(5)Changes in the assumptions used for the probability of default are accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


     The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                                                               Fair Value Measurements Using
                                                                            Significant Unobservable Inputs (Level 3)
                                                                            ----------------------------------------
                                                                                 Fixed Maturity Securities
                                                                            ----------------------------------------
                                                                                                          Foreign
                                                                            Corporate (1)   Structured   Government
                                                                            -------------   ----------   ----------
                                                                                       (In millions)
Balance, January 1, 2016...................................................    $   94         $   81       $   19
Total realized/unrealized gains (losses) included in net income
  (loss) (2) (3)...........................................................        --              1           --
Total realized/unrealized gains (losses) included in AOCI..................        (2)            --           --
Purchases (4)..............................................................         8             19           --
Sales (4)..................................................................       (13)            (5)          --
Transfers into Level 3 (5).................................................         8             --           --
Transfers out of Level 3 (5)...............................................       (12)           (26)         (19)
                                                                               ------         ------       ------
Balance, December 31, 2016.................................................    $   83         $   70       $   --
                                                                               ======         ======       ======
Total realized/unrealized gains (losses) included in net income
  (loss) (2) (3)...........................................................        --              1           --
Total realized/unrealized gains (losses) included in AOCI..................         5             --           --
Purchases (4)..............................................................        40             72           --
Sales (4)..................................................................        (4)           (31)          --
Transfers into Level 3 (5).................................................         6             --           --
Transfers out of Level 3 (5)...............................................       (46)           (14)          --
                                                                               ------         ------       ------
Balance, December 31, 2017.................................................    $   84         $   98       $   --
                                                                               ======         ======       ======
Changes in unrealized gains (losses) included in net income (loss) for the
  instruments still held at December 31, 2015: (6).........................    $   --         $    1       $   --
                                                                               ======         ======       ======
Changes in unrealized gains (losses) included in net income (loss) for the
  instruments still held at December 31, 2016: (6).........................    $   --         $    1       $   --
                                                                               ======         ======       ======
Changes in unrealized gains (losses) included in net income (loss) for the
  instruments still held at December 31, 2017: (6).........................    $   --         $   --       $   --
                                                                               ======         ======       ======
Gains (Losses) Data for the year ended December 31, 2015:
Total realized/unrealized gains (losses) included in net income
  (loss) (2) (3)...........................................................    $    1         $    1       $   --
Total realized/unrealized gains (losses) included in AOCI..................    $   (9)        $   (1)      $   (1)

--------
(1)Comprised of U.S. and foreign corporate securities.

(2)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses).

(3)Interest accruals, as well as cash interest coupons received, are excluded from the rollforward.

(4)Items purchased and then sold in the same period are excluded from the rollforward.

(5)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(6)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the period.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


Fair Value of Financial Instruments Carried at Other Than Fair Value

   The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income and payables for collateral under securities loaned and other transactions. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the tables below are not considered financial instruments subject to this disclosure.

   The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                        December 31, 2017
                                         -----------------------------------------------
                                                     Fair Value Hierarchy
                                                  ---------------------------
                                                                                Total
                                         Carrying                             Estimated
                                          Value   Level 1  Level 2   Level 3  Fair Value
                                         -------- -------- -------- --------- ----------
                                                          (In millions)
Assets
Mortgage loans.......................... $    306 $     -- $     -- $     325  $    325
Policy loans............................ $    250 $     -- $     32 $     371  $    403
Premiums, reinsurance and other
  receivables........................... $    661 $     -- $      1 $     689  $    690
Liabilities
Policyholder account balances........... $    911 $     -- $     -- $     938  $    938
Other liabilities....................... $      8 $     -- $      8 $      --  $      8

                                                        December 31, 2016
                                         -----------------------------------------------
                                                     Fair Value Hierarchy
                                                  ---------------------------
                                                                                Total
                                         Carrying                             Estimated
                                          Value   Level 1  Level 2   Level 3  Fair Value
                                         -------- -------- -------- --------- ----------
                                                          (In millions)
Assets
Mortgage loans.......................... $    231 $     -- $     -- $     237  $    237
Policy loans............................ $    257 $     -- $     32 $     387  $    419
Premiums, reinsurance and other
  receivables........................... $    667 $     -- $     -- $     722  $    722
Liabilities
Policyholder account balances........... $    917 $     -- $     -- $     931  $    931
Other liabilities....................... $      8 $     -- $      8 $      --  $      8

   The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

  Mortgage Loans

     The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


 Policy Loans

    Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk, as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Premiums, Reinsurance and Other Receivables

    Premiums, reinsurance and other receivables are comprised of certain amounts recoverable under reinsurance agreements.

    Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

 Policyholder Account Balances

    These policyholder account balances include investment contracts which primarily include fixed deferred annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

 Other Liabilities

    Other liabilities consist primarily of amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

8. Equity

Statutory Equity and Income

   The state of domicile of MTL imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"), based on the statutory-based filed financial statements. Companies below specific trigger levels or ratios are classified by their respective levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("CAL RBC"). The CAL RBC ratios for MTL were in excess of 400% at both December 31, 2017 and 2016.

   MTL prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the Delaware Department of Insurance. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the state insurance department may impact the effect of Statutory Codification on the statutory capital and surplus of MTL.

   Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

   In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by MTL are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

8. Equity (continued)


   The tables below present amounts from MTL, which are derived from the statutory-basis financial statements as filed with the Delaware Department of Insurance.

   Statutory net income (loss) was as follows:

                                                  Years Ended December 31,
                                               ------------------------------
   Company                   State of Domicile   2017      2016      2015
   ------------------------  ----------------- --------- -------- -----------
                                                       (In millions)
   Metropolitan Tower Life
     Insurance Company......     Delaware      $      74 $      8 $      (42)

   Statutory capital and surplus was as follows at:

                                                            December 31,
                                                        ---------------------
   Company                                                 2017       2016
   ---------------------------------------------------  ---------- ----------
                                                            (In millions)
   Metropolitan Tower Life Insurance Company........... $      733 $      669

Dividend Restrictions

   The table below sets forth the dividends permitted to be paid by MTL to MetLife, Inc. without insurance regulatory approval and dividends paid:

                                                         2018           2017      2016
                                                   ----------------- ---------- ---------
                                                   Permitted Without
Company                                              Approval (1)       Paid      Paid
-------------------------------------------------  ----------------- ---------- ---------
                                                               (In millions)
Metropolitan Tower Life Insurance Company.........     $      73     $       -- $      60

--------
(1)Reflects dividend amounts that may be paid during 2018 without prior regulatory approval. However, because dividend tests may be based on dividends previously paid over a rolling 12-month period, if paid before a specified date during 2018, some or all of such dividends may require regulatory approval.

   Under Delaware Insurance Code, MTL is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife, Inc. as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its net statutory gain from operations for the immediately preceding calendar year (excluding realized capital gains), not including pro rata distributions of each insurer's own securities. MTL will be permitted to pay a dividend to MetLife, Inc. in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance (the "Delaware Commissioner") and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)") as of the immediately preceding calendar year requires insurance regulatory approval. Under Delaware Insurance Code, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

8. Equity (continued)


Accumulated Other Comprehensive Income (Loss)

   Information regarding changes in the balances of each component of AOCI was as follows:

                                                   Unrealized
                                                Investment Gains     Unrealized
                                                (Losses), Net of   Gains (Losses)
                                               Related Offsets (1) on Derivatives  Total
                                               ------------------- -------------- -------
                                                              (In millions)
Balance at December 31, 2014..................       $   202          $    --     $   202
OCI before reclassifications..................          (129)               4        (125)
Deferred income tax benefit (expense).........            45               (2)         43
                                                     -------          -------     -------
   AOCI before reclassifications, net of
     income tax...............................           118                2         120
Amounts reclassified from AOCI................            --               --          --
Deferred income tax benefit (expense).........            --               --          --
                                                     -------          -------     -------
   Amounts reclassified from AOCI, net of
     income tax...............................            --               --          --
                                                     -------          -------     -------
Balance at December 31, 2015..................           118                2         120
OCI before reclassifications..................            22                4          26
Deferred income tax benefit (expense).........            (9)              (1)        (10)
                                                     -------          -------     -------
   AOCI before reclassifications, net of
     income tax...............................           131                5         136
Amounts reclassified from AOCI................            12               (3)          9
Deferred income tax benefit (expense).........            (4)               1          (3)
                                                     -------          -------     -------
   Amounts reclassified from AOCI, net of
     income tax...............................             8               (2)          6
                                                     -------          -------     -------
Balance at December 31, 2016..................           139                3         142
OCI before reclassifications..................            27              (10)         17
Deferred income tax benefit (expense).........            (8)               3          (5)
                                                     -------          -------     -------
   AOCI before reclassifications, net of
     income tax...............................           158               (4)        154
Amounts reclassified from AOCI................            (3)               2          (1)
Deferred income tax benefit (expense).........             1               (1)         --
                                                     -------          -------     -------
   Amounts reclassified from AOCI, net of
     income tax...............................            (2)               1          (1)
                                                     -------          -------     -------
Balance at December 31, 2017..................       $   156          $    (3)    $   153
                                                     =======          =======     =======

--------
(1)See Note 5 for information on offsets to investments related to DAC.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

8. Equity (continued)


   Information regarding amounts reclassified out of each component of AOCI was as follows:

                                                                                     Consolidated Statement of
AOCI Components                                     Amounts Reclassified from AOCI     Operations Locations
-------------------------------------------------   -----------------------------  ------------------------------
                                                      Years Ended December 31,
                                                   -------------------------------
                                                      2017       2016      2015
                                                   ---------  ---------  ---------
                                                            (In millions)
Net unrealized investment gains (losses):
Net unrealized investment gains (losses).......... $       1  $      (9) $      -- Net investment gains (losses)
Net unrealized investment gains (losses)..........         2         (3)        -- Net derivative gains (losses)
                                                   ---------  ---------  ---------
   Net unrealized investment gains (losses),
     before income tax............................         3        (12)        --
Income tax (expense) benefit......................        (1)         4         --
                                                   ---------  ---------  ---------
   Net unrealized investment gains (losses), net
     of income tax................................         2         (8)        --
                                                   ---------  ---------  ---------
Unrealized gains (losses) on derivatives - cash
 flow hedges:
Foreign currency swaps............................        (2)         3         -- Net derivative gains (losses)
                                                   ---------  ---------  ---------
   Gains (losses) on cash flow hedges, before
     income tax...................................        (2)         3         --
Income tax (expense) benefit......................         1         (1)        --
                                                   ---------  ---------  ---------
   Gains (losses) on cash flow hedges, net of
     income tax...................................        (1)         2         --
                                                   ---------  ---------  ---------
   Total reclassifications, net of income tax..... $       1  $      (6) $      --
                                                   =========  =========  =========

9. Other Expenses

   Information on other expenses was as follows:

                                                     Years Ended December 31,
                                                   -----------------------------
                                                     2017      2016      2015
                                                   --------- --------- ---------
                                                           (In millions)
General and administrative expenses............... $      34 $      20 $      34
Premium taxes, other taxes, and licenses & fees...         2         3         3
Commissions and other variable expenses...........        22         1         1
Amortization of DAC...............................         7         7        13
                                                   --------- --------- ---------
   Total other expenses........................... $      65 $      31 $      51
                                                   ========= ========= =========

   Certain prior year amounts have been reclassified to conform to the current year presentation, which has been revised to align the expense categories with the Company's businesses. The reclassifications did not result in a change to total other expenses.

Amortization of DAC

   See Note 3 for additional information on DAC including impacts of amortization.

Affiliated Expenses

   See Note 12 for a discussion of affiliated expenses included in the table above.

10. Income Tax

   On December 22, 2017, President Trump signed into law U.S. Tax Reform. U.S. Tax Reform includes numerous changes in tax law, including a permanent reduction in the federal corporate income tax rate from 35% to 21%, which took effect for

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

10. Income Tax (continued)

taxable years beginning on or after January 1, 2018, and a territorial international tax system which generally eliminates U.S. federal income tax on dividends received from foreign subsidiaries.

   The incremental financial statement impact related to U.S. Tax Reform was as follows:

                                                               U.S. Tax Reform
                                                               ---------------
                                                                (In millions)
  Income (loss) before provision for income tax...............   $       (1)
  Provision for income tax expense (benefit):
  Deferred tax revaluation....................................          (65)
                                                                 ----------
     Total provision for income tax expense (benefit).........          (65)
                                                                 ----------
  Income (loss), net of income tax............................           64
  Income tax (expense) benefit related to items of other
    comprehensive income (loss)...............................            1
                                                                 ----------
  Increase to net equity from U.S. Tax Reform.................   $       65
                                                                 ==========

   In accordance with SAB 118 issued by the U.S. Securities and Exchange Commission ("SEC") in December 2017, the Company has recorded provisional amounts for certain items for which the income tax accounting is not complete. For these items, the Company has recorded a reasonable estimate of the tax effects of U.S. Tax Reform. The estimates will be reported as provisional amounts during a measurement period, which will not exceed one year from the date of enactment of U.S. Tax Reform. The Company may reflect adjustments to its provisional amounts upon obtaining, preparing, or analyzing additional information about facts and circumstances that existed as of the enactment date that, if known, would have affected the income tax effects initially reported as provisional amounts.

   The following item is considered a provisional estimate due to complexities and ambiguities in U.S. Tax Reform which resulted in incomplete accounting for the tax effects of these provisions. Further guidance, either legislative or interpretive, and analysis will be required to complete the accounting for this item:

   . Alternative Minimum Tax Credits - U.S. Tax Reform eliminates the corporate alternative minimum tax and allows for minimum tax credit carryforwards to be used to offset future regular tax or to be refunded over the next few years. However, pursuant to the requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended, refund payments issued for corporations claiming refundable prior year alternative minimum tax credits are subject to a sequestration rate of 6.9%. The application of this fee to refunds in future years is subject to further guidance. Additionally, the sequestration reduction rate in effect at the time is subject to uncertainty. The Company has recorded a less than $1 million tax charge included within the deferred tax revaluation.

   The provision for income tax was as follows:

                                                         Years Ended December 31,
                                                   -----------------------------------
                                                      2017        2016        2015
                                                   ----------  ----------  ----------
                                                              (In millions)
Current:
Federal........................................... $      (15) $       10  $       88
Deferred:
Federal...........................................        (88)         (5)        (80)
                                                   ----------  ----------  ----------
   Provision for income tax expense (benefit)..... $     (103) $        5  $        8
                                                   ==========  ==========  ==========

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

10. Income Tax (continued)


   The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                   Years Ended December 31,
                                               ---------------------------------
                                                  2017        2016       2015
                                               ----------  ---------- ----------
                                                         (In millions)
Tax provision at U.S. statutory rate.......... $       11  $        5 $        8
Tax effect of:
U.S. Tax Reform impact........................        (65)         --         --
Distribution of former subsidiary (1).........        (48)         --         --
Other, net....................................         (1)         --         --
                                               ----------  ---------- ----------
   Provision for income tax expense (benefit). $     (103) $        5 $        8
                                               ==========  ========== ==========

--------
(1)In 2013, the Company distributed all of the issued and outstanding shares of common stock of MetLife Reinsurance Company of Delaware ("MRD"), a wholly-owned subsidiary, to MetLife, Inc. in the form of a dividend and deferred the related tax benefit. In August 2017, MetLife, Inc. distributed MRD to third parties and the Company recognized the deferred tax benefit related to the dividend of MRD.

   Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                           December 31,
                                                     ------------------------
                                                         2017         2016
                                                     -----------  -----------
                                                           (In millions)
  Deferred income tax assets:
  Tax credit carryforwards.......................... $         6  $         7
  DAC...............................................           6            6
                                                     -----------  -----------
     Total deferred income tax assets...............          12           13
                                                     -----------  -----------
  Deferred income tax liabilities:
  Investments, including derivatives................          47           76
  Net unrealized investment gains...................          49           77
  Policyholder liabilities and receivables..........          25           50
  Other liabilities.................................          10           12
                                                     -----------  -----------
     Total deferred income tax liabilities..........         131          215
                                                     -----------  -----------
     Net deferred income tax asset (liability)...... $      (119) $      (202)
                                                     ===========  ===========

   Tax credit carryforwards of $7 million at December 31, 2017 will expire beginning in 2022.

   The Company participates in a tax sharing agreement with MetLife, Inc., as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates included $21 million and $1 million for the years ended December 31, 2017 and 2016, respectively.

   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction and subsidiary. The Company is no longer subject to U.S. federal, state, or local income tax examinations for years prior to 2007.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

10. Income Tax (continued)


   The Company's liability for unrecognized tax benefits may increase or decrease in the next 12 months. For example, federal tax legislation could impact unrecognized tax benefits. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period. The Company had no unrecognized tax benefits for the years ended December 31, 2017, 2016 and 2015.

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense. The Company had no interest or penalties for the years ended December 31, 2017, 2016 and 2015.

11. Contingencies, Commitments and Guarantees

Contingencies

  Litigation

   Sales Practices Claims

      Over the past several years, the Company has faced claims and regulatory inquiries and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices matters.

   Summary

      Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, investor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

      It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular annual periods.

Commitments

  Mortgage Loan Commitments

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $6 million at both December 31, 2017 and 2016.

  Commitments to Fund Private Corporate Bond Investments

     The Company commits to lend funds under private corporate bond investments. The amounts of these unfunded commitments were $129 million and $3 million at December 31, 2017 and 2016, respectively.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

11. Contingencies, Commitments and Guarantees (continued)


Guarantees

   In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $1 million to $1 million, with a cumulative maximum of $2 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

   In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

   The Company's recorded liabilities were less than $1 million at both December 31, 2017 and 2016 for indemnities, guarantees and commitments.

12. Related Party Transactions

Service Agreements

   The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include personnel and policy administrative functions. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual cost incurred by the Company and/or affiliate. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $25 million, $13 million and $13 million for the years ended December 31, 2017, 2016 and 2015, respectively. Revenues related to a lease agreement with an affiliate, recorded in other revenues, were $5 million for each of the years ended December 31, 2017, 2016 and 2015.

   The Company had net receivables (payables) to affiliates, related to the items discussed above, of $3 million and ($1) million at December 31, 2017 and 2016 respectively.

   See Notes 4 and 5 for additional information on related party transactions.

13. Subsequent Events

   The Company has evaluated events subsequent to December 31, 2017, through April 13, 2018, which is the date these consolidated financial statements were available to be issued.

Merger

   In February 2018, the Company's Board of Directors approved the merger of MTL and General American Life Insurance Company ("GALIC"), a wholly-owned subsidiary of MetLife, Inc. MTL will be the surviving entity and expects to redomicile to Nebraska. The Company expects the completion of the merger in the first half of 2018, subject to certain regulatory approvals. At December 31, 2017, GALIC's total stockholder's equity was $2.0 billion.

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




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

General American Life Insurance Company and Subsidiary

Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the Years Ended December 31, 2017, 2016 and 2015 and Independent Auditors' Report

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of General American Life Insurance Company:

We have audited the accompanying consolidated financial statements of General American Life Insurance Company and its subsidiary (a wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General American Life Insurance Company and its subsidiary as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 12, 2018

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                          Consolidated Balance Sheets
                          December 31, 2017 and 2016

                (In millions, except share and per share data)

                                                                                                              2017        2016
                                                                                                           ----------- ----------
Assets
Investments:
Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $7,617 and $7,378,
 respectively)............................................................................................  $    8,356 $    7,808
Equity securities available-for-sale, at estimated fair value (cost: $49 and $49, respectively)...........          51         53
Mortgage loans (net of valuation allowances of $5 and $4, respectively)...................................         980        857
Policy loans..............................................................................................       1,664      1,680
Real estate and real estate joint ventures................................................................          78         52
Other limited partnership interests.......................................................................         208        185
Short-term investments, at estimated fair value...........................................................          71        169
Other invested assets.....................................................................................         172        209
                                                                                                           ----------- ----------
   Total investments......................................................................................      11,580     11,013
Cash and cash equivalents, principally at estimated fair value............................................         271        130
Accrued investment income.................................................................................          99         97
Premiums, reinsurance and other receivables...............................................................       3,021      2,927
Deferred policy acquisition costs and value of business acquired..........................................         582        523
Current income tax recoverable............................................................................          39          9
Other assets..............................................................................................         146        138
Separate account assets...................................................................................       1,828        824
                                                                                                           ----------- ----------
   Total assets...........................................................................................  $   17,566 $   15,661
                                                                                                           =========== ==========
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits....................................................................................  $    6,593 $    6,175
Policyholder account balances.............................................................................       5,272      5,308
Other policy-related balances.............................................................................         238        259
Policyholder dividends payable............................................................................         100         96
Payables for collateral under securities loaned and other transactions....................................         420        381
Long-term debt............................................................................................         104        104
Deferred income tax liability.............................................................................         137        117
Other liabilities.........................................................................................         894        756
Separate account liabilities..............................................................................       1,828        824
                                                                                                           ----------- ----------
   Total liabilities......................................................................................      15,586     14,020
                                                                                                           ----------- ----------
Contingencies, Commitments and Guarantees (Note 12)
Stockholder's Equity
Common stock, par value $1.00 per share; 5,000,000 shares authorized; 3,000,000 shares issued and
 outstanding..............................................................................................           3          3
Additional paid-in capital................................................................................         852        852
Retained earnings.........................................................................................         741        545
Accumulated other comprehensive income (loss).............................................................         384        241
                                                                                                           ----------- ----------
   Total stockholder's equity.............................................................................       1,980      1,641
                                                                                                           ----------- ----------
   Total liabilities and stockholder's equity.............................................................  $   17,566 $   15,661
                                                                                                           =========== ==========

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Operations
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                                 2017        2016        2015
                                                                              ----------  ----------  ----------
Revenues
Premiums..................................................................... $      710  $      750  $      687
Universal life and investment-type product policy fees.......................         66          64          76
Net investment income........................................................        516         489         507
Other revenues...............................................................          4           7           6
Net investment gains (losses):
Other-than-temporary impairments on fixed maturity securities................         (1)         (3)         (1)
Other-than-temporary impairments on fixed maturity securities transferred to
  other comprehensive income (loss)..........................................         --          --          (1)
Other net investment gains (losses)..........................................         (9)         (7)         (6)
                                                                              ----------  ----------  ----------
 Total net investment gains (losses).........................................        (10)        (10)         (8)
Net derivative gains (losses)................................................       (109)        (30)        219
                                                                              ----------  ----------  ----------
 Total revenues..............................................................      1,177       1,270       1,487
                                                                              ----------  ----------  ----------
Expenses
Policyholder benefits and claims.............................................        725         865         763
Interest credited to policyholder account balances...........................        128         131         133
Policyholder dividends.......................................................        146         148         140
Other expenses...............................................................         53         143         153
                                                                              ----------  ----------  ----------
 Total expenses..............................................................      1,052       1,287       1,189
                                                                              ----------  ----------  ----------
Income (loss) before provision for income tax................................        125         (17)        298
Provision for income tax expense (benefit)...................................        (71)        (20)        103
                                                                              ----------  ----------  ----------
 Net income (loss)........................................................... $      196  $        3  $      195
                                                                              ==========  ==========  ==========

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

            Consolidated Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                               2017      2016     2015
                                                                             --------  -------  --------
Net income (loss)........................................................... $    196  $     3  $    195
Other comprehensive income (loss):
Unrealized investment gains (losses), net of related offsets................      251       87      (473)
Unrealized gains (losses) on derivatives....................................      (40)       7        18
Foreign currency translation adjustments....................................        2       (2)       (3)
Defined benefit plans adjustment............................................       --       --         1
                                                                             --------  -------  --------
  Other comprehensive income (loss), before income tax......................      213       92      (457)
Income tax (expense) benefit related to items of other comprehensive income
  (loss)....................................................................      (70)     (32)      161
                                                                             --------  -------  --------
  Other comprehensive income (loss), net of income tax......................      143       60      (296)
                                                                             --------  -------  --------
  Comprehensive income (loss)............................................... $    339  $    63  $   (101)
                                                                             ========  =======  ========

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Consolidated Statements of Stockholder's Equity
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                                 Accumulated
                                                            Additional              Other         Total
                                                   Common    Paid-in   Retained Comprehensive Stockholder's
                                                   Stock     Capital   Earnings Income (Loss)    Equity
                                                  --------- ---------- -------- ------------- -------------
Balance at December 31, 2014.....................  $      3  $    853  $    347  $      477    $    1,680
Net income (loss)................................                           195                       195
Other comprehensive income (loss), net of income
  tax............................................                                      (296)         (296)
                                                  --------- ---------- -------- ------------- -------------
Balance at December 31, 2015.....................         3       853       542         181         1,579
Return of capital................................                  (1)                                 (1)
Net income (loss)................................                             3                         3
Other comprehensive income (loss), net of income
  tax............................................                                        60            60
                                                  --------- ---------- -------- ------------- -------------
Balance at December 31, 2016.....................         3       852       545         241         1,641
Net income (loss)................................                           196                       196
Other comprehensive income (loss), net of income
  tax............................................                                       143           143
                                                  --------- ---------- -------- ------------- -------------
Balance at December 31, 2017.....................  $      3  $    852  $    741  $      384    $    1,980
                                                  ========= ========== ======== ============= =============

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                2017       2016       2015
                                                             ---------  ---------  ---------
Cash flows from operating activities
Net income (loss)........................................... $     196  $       3  $     195
Adjustments to reconcile net income (loss) to net cash
 provided by (used in) operating activities:
Depreciation and amortization expenses......................         1          1          2
Amortization of premiums and accretion of discounts
 associated with investments, net...........................       (36)       (38)       (37)
(Gains) losses on investments, net..........................        10         10          8
(Gains) losses on derivatives, net..........................       122         43       (207)
(Income) loss from equity method investments, net of
 dividends or distributions.................................        (2)        (1)        25
Interest credited to policyholder account balances..........       128        131        133
Interest (income) expense on equity-linked notes............       (16)        (7)         1
Universal life and investment-type product policy fees......       (66)       (64)       (76)
Change in premiums, reinsurance and other receivables.......      (116)        16        (39)
Change in deferred policy acquisition costs and value of
 business acquired, net.....................................       (81)       (48)       (67)
Change in income tax........................................       (80)       (30)        51
Change in other assets......................................         1          1         12
Change in insurance-related liabilities and policy-related
 balances...................................................       359        284        304
Change in other liabilities.................................         5         (8)       (39)
Other, net..................................................         1          2          4
                                                             ---------  ---------  ---------
 Net cash provided by (used in) operating activities........       426        295        270
                                                             ---------  ---------  ---------
Cash flows from investing activities
Sales, maturities and repayments of:
 Fixed maturity securities..................................     2,254      2,231      2,417
 Equity securities..........................................         3         10         16
 Mortgage loans.............................................       112        229        196
 Real estate and real estate joint ventures.................        --          3         49
 Other limited partnership interests........................        21         42         68
Purchases of:
 Fixed maturity securities..................................    (2,407)    (2,400)    (2,467)
 Equity securities..........................................        (2)        (1)        (5)
 Mortgage loans.............................................      (207)      (194)      (308)
 Real estate and real estate joint ventures.................       (29)        (3)        (2)
 Other limited partnership interests........................       (39)       (39)       (37)
Cash received in connection with freestanding derivatives...        46         91        131
Cash paid in connection with freestanding derivatives.......       (85)       (83)       (23)
Net change in policy loans..................................        16         52         17
Net change in short-term investments........................       102         57         13
Net change in other invested assets.........................        (1)        (8)       (22)
                                                             ---------  ---------  ---------
  Net cash provided by (used in) investing activities....... $    (216) $     (13) $      43
                                                             ---------  ---------  ---------

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Consolidated Statements of Cash Flows -- (continued)
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                                         2017        2016        2015
                                                                                      ----------  ----------  ----------
Cash flows from financing activities
Policyholder account balances:
  Deposits........................................................................... $    1,340  $      427  $      453
  Withdrawals........................................................................     (1,445)       (598)       (739)
Net change in payables for collateral under securities loaned and other transactions.         39        (117)         12
Return of capital....................................................................         --          (1)         --
Other, net...........................................................................         (3)         (2)         (1)
                                                                                      ----------  ----------  ----------
  Net cash provided by (used in) financing activities................................        (69)       (291)       (275)
                                                                                      ----------  ----------  ----------
  Change in cash and cash equivalents................................................        141          (9)         38
Cash and cash equivalents, beginning of year.........................................        130         139         101
                                                                                      ----------  ----------  ----------
  Cash and cash equivalents, end of year............................................. $      271  $      130  $      139
                                                                                      ==========  ==========  ==========
Supplemental disclosures of cash flow information
Net cash paid (received) for:
Interest............................................................................. $        8  $        8  $        8
                                                                                      ==========  ==========  ==========
Income tax........................................................................... $       15  $        6  $       53
                                                                                      ==========  ==========  ==========

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

   General American Life Insurance Company ("General American") and its subsidiary (collectively, the "Company") is a wholly-owned subsidiary of MetLife, Inc. General American is a Missouri corporation incorporated in 1933. In December 2016, the Company was distributed as a non-cash extraordinary dividend from Metropolitan Life Insurance Company ("MLIC") to MetLife, Inc.

   The Company is licensed to conduct business in 49 states, the District of Columbia and Puerto Rico. The Company provides annuities and universal, variable and traditional life insurance, although not marketing these products. The Company actively sells separate account contracts for the investment management of defined benefit and contribution plan assets. This business includes certain products to fund corporate-owned life insurance used to finance nonqualified benefit programs for executives.

Basis of Presentation

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from these estimates.

  Consolidation

     The accompanying consolidated financial statements include the accounts of General American and its subsidiary. Intercompany accounts and transactions have been eliminated.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws. Generally, the assets of the separate accounts cannot be used to settle the liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

   .  such separate accounts are legally recognized;

   . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;

   .  investments are directed by the contractholder; and

   . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

     The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line on the statements of operations.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees on the statements of operations.

  Reclassifications

     Certain amounts in the prior years' consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Consolidated Financial Statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


Summary of Significant Accounting Policies

   The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

     ----------------------------------------------------------------------
     Accounting Policy                                                 Note
     ----------------------------------------------------------------------
     Insurance                                                          2
     ----------------------------------------------------------------------
     Deferred Policy Acquisition Costs and Value of Business Acquired   3
     ----------------------------------------------------------------------
     Reinsurance                                                        4
     ----------------------------------------------------------------------
     Investments                                                        5
     ----------------------------------------------------------------------
     Derivatives                                                        6
     ----------------------------------------------------------------------
     Fair Value                                                         7
     ----------------------------------------------------------------------
     Income Tax                                                         11
     ----------------------------------------------------------------------
     Litigation Contingencies                                           12
     ----------------------------------------------------------------------

  Insurance

   Future Policy Benefit Liabilities and Policyholder Account Balances

      The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid, reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long-duration insurance contracts, assumptions such as mortality, morbidity and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

      Premium deficiency reserves may also be established for short-duration contracts to provide for expected future losses. These reserves are based on actuarial estimates of the amount of loss inherent in that period, including losses incurred for which claims have not been reported. The provisions for unreported claims are calculated using studies that measure the historical length of time between the incurred date of a claim and its eventual reporting to the Company. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts.

      Liabilities for universal life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing deferred policy acquisition costs ("DAC"), and are thus subject to the same variability and risk as further discussed herein. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

      The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

      Policyholder account balances relate to contracts or contract features where the Company has no significant insurance risk.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Other Policy-Related Balances

      Other policy-related balances include policy and contract claims, policyholder dividends left on deposit, unearned revenue liabilities, policyholder dividends due and unpaid and premiums received in advance.

      The liability for policy and contract claims generally relates to incurred but not reported ("IBNR") death and disability claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of IBNR claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

      The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

      The Company accounts for the prepayment of premiums on its individual life and health contracts as premiums received in advance and applies the cash received to premiums when due.

   Recognition of Insurance Revenues and Deposits

      Premiums related to traditional life and annuity contracts with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

      Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

      Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related policyholder account balances.

      All revenues and expenses are presented net of reinsurance, as applicable.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

   .  incremental direct costs of contract acquisition, such as commissions;

   . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and

   . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

     All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

     Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

     DAC and VOBA are amortized as follows:

 ------------------------------------------------------------------------------
                                        In proportion to the following over
 Products:                              estimated lives of the contracts:
 ------------------------------------------------------------------------------
 .  Nonparticipating and                  Actual and expected future gross
    non-dividend-paying   traditional     premiums.
    contracts:
  . Term insurance
  . Nonparticipating whole life
    insurance
 ------------------------------------------------------------------------------
 .  Participating, dividend-paying        Actual and expected future gross
    traditional contracts                 margins.
 ------------------------------------------------------------------------------
 .  Fixed and variable universal life     Actual and expected future gross
    contracts                             profits.
 .  Fixed and variable deferred
    annuity contracts
 ------------------------------------------------------------------------------

     See Note 3 for additional information on DAC and VOBA amortization. Amortization of DAC and VOBA is included in other expenses.

     The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated on the financial statements for reporting purposes.

  Reinsurance

     For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums; and ceded (assumed) premiums, reinsurance and other receivables (future policy benefits) are established.

     For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums. Unearned premiums are reflected as a component of premiums, reinsurance and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of insurance protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of the related insurance liabilities ceded (assumed) are recognized immediately as a loss and are reported in the appropriate line item within the statement of operations. Any gain on such retroactive agreement is deferred and is amortized as part of DAC, primarily using the recovery method.

     Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


     The funds withheld liability represents amounts withheld by the Company in accordance with the terms of the reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records funds withheld liability within other liabilities. The Company recognizes interest on funds withheld, included in other expenses, at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

  Investments

   Net Investment Income and Net Investment Gains (Losses)

      Income from investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

   Fixed Maturity and Equity Securities

      The Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policy-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

      Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts, and is based on the estimated economic life of the securities, which for mortgage-backed and asset-backed securities considers the estimated timing and amount of prepayments of the underlying loans. See Note 5 "-- Fixed Maturity and Equity Securities AFS -- Methodology for Amortization of Premium and Accretion of Discount on Structured Securities." The amortization of premium and accretion of discount of fixed maturity securities also takes into consideration call and maturity dates. Dividends on equity securities are recognized when declared.

      The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 5 "-- Fixed Maturity and Equity Securities AFS -- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

      For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
   (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exists, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

   Mortgage Loans

      The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to both portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 5. Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

   Policy Loans

      Policy loans are stated at unpaid principal balances. Interest income is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal and accrued interest is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

   Real Estate

      Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

      Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held-for-sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

   Real Estate Joint Ventures and Other Limited Partnership Interests

      The Company uses the equity method of accounting for equity securities when it has significant influence or at least 20% interest and for real estate joint ventures and other limited partnership interests ("investees") when it has more than a minor ownership interest or more than a minor influence over the investee's operations. The Company generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

      The Company routinely evaluates its equity method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred.

   Short-term Investments

      Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Other Invested Assets

      Other invested assets consist principally of the following:

   . Loans to affiliates, which are stated at unpaid principal balance and adjusted for any unamortized premium or discount.

   . Freestanding derivatives with positive estimated fair values which are described in "-- Derivatives" below.

   . Tax credit partnerships which derive a significant source of investment return in the form of income tax credits or other tax incentives. Where tax credits are guaranteed by a creditworthy third party, the investment is accounted for under the effective yield method. Otherwise, the investment is accounted for under the equity method. See Note 11.

   Securities Lending Program

      Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. Securities loaned under such transactions may be sold or re-pledged by the transferee. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with securities lending transactions may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the Company's financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary throughout the duration of the loan. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

  Derivatives

   Freestanding Derivatives

      Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the estimated fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

      Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivative's carrying value in other invested assets or other liabilities.

      If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

   Hedge Accounting

      To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

   . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) - in net derivative gains (losses), consistent with the change in estimated fair value of the hedged item attributable to the designated risk being hedged.

   . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) - effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported on the statement of operations within interest income or interest expense to match the location of the hedged item.

      In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

      The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

      When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

      When hedge accounting is discontinued because it is no longer probable that the forecasted transaction will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

      In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

   Embedded Derivatives

      The Company is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

   . the combined instrument is not accounted for in its entirety at estimated fair value with changes in estimated fair value recorded in earnings;

   . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and

   . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

      Such embedded derivatives are carried on the balance sheet at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

   the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation.

  Fair Value

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

     Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management's judgment are used to determine the estimated fair value of assets and liabilities.

  Income Tax

     General American joins with MetLife, Inc. and its includable subsidiaries in filing a consolidated U.S. life insurance and non-life insurance federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to General American under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife, Inc. has elected the "percentage method" (and 100% under such method) of reimbursing companies for tax attributes, e.g., net operating losses. As a result, 100% of tax attributes are reimbursed by MetLife, Inc. to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes. On an annual basis, each of the profitable subsidiaries pays to MetLife, Inc. the federal income tax which it would have paid based upon that year's taxable income. If General American has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by General American when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if General American would not have realized the attributes on a stand-alone basis under a "wait and see" method.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established against deferred tax assets when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, the Company considers many factors, including:

    . the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

    .  the jurisdiction in which the deferred tax asset was generated;

    . the length of time that carryforward can be utilized in the various taxing jurisdictions;

    . future taxable income exclusive of reversing temporary differences and carryforwards;

    .  future reversals of existing taxable temporary differences;

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    .  taxable income in prior carryback years; and

    .  tax planning strategies.

     The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

     The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded on the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax expense.

     On December 22, 2017, President Trump signed into law H.R.1, commonly referred to as the Tax Cuts and Jobs Act of 2017 ("U.S. Tax Reform"). See
  Note 11 for additional information on U.S. Tax Reform and related Staff Accounting Bulletin ("SAB") 118 provisional amounts.

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On an annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected on the Company's financial statements.

  Other Accounting Policies

   Cash and Cash Equivalents

      The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

   Policyholder Dividends

      Policyholder dividends are approved annually by General American's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by General American.

   Foreign Currency

      Assets, liabilities and operations of foreign affiliates are recorded based on the functional currency of each entity. The determination of the functional currency is made based on the appropriate economic and management indicators. The local currencies of foreign operations are the functional currencies. Assets and liabilities of foreign affiliates are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and revenues and expenses are translated at the average exchange rates during the year. The resulting translation adjustments are charged or credited directly to OCI, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Employee Benefit Plans

      Eligible employees and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by MLIC. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

Adoption of New Accounting Pronouncements

   Effective January 1, 2017, the Company early adopted guidance relating to business combinations. The new guidance clarifies the definition of a business and requires that an entity apply certain criteria in order to determine when a set of assets and activities qualifies as a business. The adoption of this standard will result in fewer acquisitions qualifying as businesses and, accordingly, acquisition costs for those acquisitions that do not qualify as businesses will be capitalized rather than expensed. The adoption did not have a material impact on the Company's consolidated financial statements.

   Effective January 1, 2017, the Company retrospectively adopted guidance relating to consolidation. The new guidance does not change the characteristics of a primary beneficiary under current GAAP. It changes how a reporting entity evaluates whether it is the primary beneficiary of a variable interest entity ("VIE") by changing how a reporting entity that is a single decisionmaker of a VIE handles indirect interests in the entity held through related parties that are under common control with the reporting entity. The adoption did not have a material impact on the Company's consolidated financial statements.

   Effective January 1, 2016, the Company retrospectively adopted guidance relating to short-duration contracts. The new guidance requires insurance entities to provide users of financial statements with more transparent information about initial claim estimates and subsequent adjustments to these estimates, including information on: (i) reconciling from the claim development table to the balance sheet liability, (ii) methodologies and judgments in estimating claims, and (iii) the timing, and frequency of claims. The adoption did not have an impact on the Company's consolidated financial statements other than expanded disclosures in Note 2.

   Effective January 1, 2016, the Company retrospectively adopted new guidance relating to the consolidation of certain entities. The objective of the new standard is to improve targeted areas of the consolidation guidance and to reduce the number of consolidation models. The new consolidation standard provides guidance on how a reporting entity (i) evaluates whether the entity should consolidate limited partnerships and similar entities, (ii) assesses whether the fees paid to a decisionmaker or service provider are variable interests in a VIE, and (iii) assesses the variable interests in a VIE held by related parties of the reporting entity. The new guidance also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The adoption did not impact which entities are consolidated by the Company. The consolidated VIE assets and liabilities and unconsolidated VIE carrying amounts and maximum exposure to loss as of December 31, 2016, disclosed in Note 5, reflect the application of the new guidance.

Other

   Effective January 3, 2017, the Chicago Mercantile Exchange ("CME") amended its rulebook, resulting in the characterization of variation margin transfers as settlement payments, as opposed to adjustments to collateral. These amendments impacted the accounting treatment of the Company's centrally cleared derivatives for which the CME serves as the central clearing party. As of the effective date, the application of the amended rulebook did not have a material impact on the Company's consolidated financial statements.

Future Adoption of New Accounting Pronouncements

   In February 2018, the Financial Accounting Standards Board ("FASB") issued new guidance on reporting comprehensive income (Accounting Standards Update ("ASU") 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220):
Reclassification of Certain Tax Effects from AOCI). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate or law in U.S. Tax Reform is recognized. Early adoption is permitted. Current GAAP guidance requires that the effect of a change in tax laws or rates on deferred tax liabilities or assets to be included in income from

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

continuing operations in the reporting period that includes the enactment date, even if the related income tax effects were originally charged or credited directly to accumulated OCI ("AOCI"). The new guidance allows a reclassification of AOCI to retained earnings for stranded tax effects resulting from U.S. Tax Reform. Also, the new guidance requires certain disclosures about stranded tax effects. The Company will early adopt the new guidance in 2018. The Company expects the impact of the new guidance at adoption will be a decrease to retained earnings as of January 1, 2018 of $79 million with a corresponding increase to AOCI.

   In August 2017, the FASB issued new guidance on hedging activities
(ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings. Early adoption is permitted. The new guidance simplifies the application of hedge accounting in certain situations and amends the hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

   In March 2017, the FASB issued new guidance on purchased callable debt securities (ASU 2017-08, Receivables -Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings. Early adoption is permitted. The ASU shortens the amortization period for certain callable debt securities held at a premium and requires the premium to be amortized to the earliest call date. However, the new guidance does not require an accounting change for securities held at a discount whose discount continues to be amortized to maturity. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

   In February 2017, the FASB issued new guidance on derecognition of nonfinancial assets (ASU 2017-05, Other Income -Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted for interim or annual reporting periods beginning after December 15, 2016. The guidance may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment to retained earnings at the date of adoption. The new guidance clarifies the scope and accounting of a financial asset that meets the definition of an "in-substance nonfinancial asset" and defines the term, "in-substance nonfinancial asset." The ASU also adds guidance for partial sales of nonfinancial assets. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In November 2016, the FASB issued new guidance on restricted cash
(ASU 2016-18, Statement of Cash Flows (Topic 230): A consensus of the FASB Emerging Issues Task Force). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a retrospective basis. Early adoption is permitted. The new guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, the new guidance requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance does not provide a definition of restricted cash or restricted cash equivalents. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In October 2016, the FASB issued new guidance on tax accounting for intra-entity transfers of assets (ASU 2016-16, Income Taxes (Topic 740):
Intra-Entity Transfers of Assets Other Than Inventory). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a modified retrospective basis. The Company will apply the guidance as of January 1, 2018. Current guidance prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Based on the Company's assessment of the intra-entity asset transfers and related deferred income taxes that are in scope, the Company expects the adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   In August 2016, the FASB issued new guidance on cash flow statement presentation (ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. Early adoption is permitted in any interim or annual period. The new guidance addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In June 2016, the FASB issued new guidance on measurement of credit losses on financial instruments (ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments). The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. This ASU replaces the incurred loss impairment methodology with one that reflects expected credit losses. The measurement of expected credit losses should be based on historical loss information, current conditions, and reasonable and supportable forecasts. The new guidance requires that an OTTI on a debt security will be recognized as an allowance going forward, such that improvements in expected future cash flows after an impairment will no longer be reflected as a prospective yield adjustment through net investment income, but rather a reversal of the previous impairment and recognized through realized investment gains and losses. The guidance also requires enhanced disclosures. The Company has assessed the asset classes impacted by the new guidance and is currently assessing the accounting and reporting system changes that will be required to comply with the new guidance. The Company believes that the most significant impact upon adoption will be to its mortgage loan investments. The Company is continuing to evaluate the overall impact of the new guidance on its consolidated financial statements.

   In January 2016, the FASB issued new guidance (ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, as amended by ASU 2018-03, Financial Instruments
Overall: Technical Corrections and Improvements, issued in February 2018) on the recognition and measurement of financial instruments. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for the instrument-specific credit risk provision. The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. Additionally, there will no longer be a requirement to assess equity securities for impairment since such securities will be measured at fair value through net income. The Company has assessed the population of financial instruments that are subject to the new guidance and has determined that the most significant impact will be the requirement to report changes in fair value in net income each reporting period for all equity securities currently classified as AFS. The Company will utilize a modified retrospective approach to adopt the new guidance effective January 1, 2018. The expected impact related to the change in accounting for equity securities AFS will be $2 million of net unrealized investment gains, net of income tax, which will be reclassified from AOCI to retained earnings.

   In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers - Topic 606), effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will apply the guidance retrospectively with a cumulative-effect adjustment as of January 1, 2018. The new guidance supersedes nearly all existing revenue recognition guidance under U.S. GAAP. However, it does not impact the accounting for insurance and investment contracts within the scope of Accounting Standards Codification
(ASC) Topic 944, Financial Services - Insurance, leases, financial instruments and certain guarantees. For those contracts that are impacted, the new guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. The Company identified revenue streams within the scope of the guidance that are all included within other revenues in the consolidated statements of operations and evaluated the related contracts, primarily consisting of distribution and administrative services fees. As other revenues represents less than 1% of consolidated total revenues for the year ended December 31, 2017, the modified retrospective adoption as of January 1, 2018, did not have a material impact on the Company's consolidated financial position and the Company has not identified any material prospective changes in the recognition and measurement of other revenue.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



2. Insurance

Insurance Liabilities

   Future policy benefits are measured as follows:

    -----------------------------------------------------------------------
    Product Type:                Measurement Assumptions:
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Participating life           Aggregate of (i) net level premium
                                   reserves for death and endowment policy
                                   benefits (calculated based upon the
                                   non-forfeiture interest rate, ranging
                                   from 3% to 6%, and mortality rates
                                   guaranteed in calculating the cash
                                   surrender values described in such
                                   contracts); and (ii) the liability for
                                   terminal dividends.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Nonparticipating life        Aggregate of the present value of future
                                   expected benefit payments and related
                                   expenses less the present value of
                                   future expected net premiums.
                                   Assumptions as to mortality and
                                   persistency are based upon the
                                   Company's experience when the basis of
                                   the liability is established. Interest
                                   rate assumptions for the aggregate
                                   future policy benefit liabilities range
                                   from 3% to 8%.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Individual and group         Present value of future expected
    traditional fixed annuities    payments. Interest rate assumptions
    after annuitization            used in establishing such liabilities
                                   range from 3% to 8%.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Non-medical health           The net level premium method and
    insurance                      assumptions as to future morbidity,
                                   withdrawals and interest, which provide
                                   a margin for adverse deviation. The
                                   interest rate assumption used in
                                   establishing such liabilities is 5%.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Disabled lives               Present value of benefits method and
                                   experience assumptions as to claim
                                   terminations, expenses and interest.
                                   Interest rate assumptions used in
                                   establishing such liabilities range
                                   from 3% to 7%.
    -----------------------------------------------------------------------

   Participating business represented 38% and 34% of the Company's life insurance in-force at December 31, 2017 and 2016, respectively. Participating policies represented 94%, 94% and 93% of gross traditional life insurance premiums for the years ended December 31, 2017, 2016 and 2015, respectively.

   Policyholder account balances are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 6%, less expenses, mortality charges and withdrawals.

Guarantees

   The Company issued annuity contracts that apply a lower rate on funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize. These guarantees include benefits that are payable in the event of death, maturity or at annuitization. Additionally, the Company issued universal life contracts where the Company contractually guarantees to the contractholder a secondary guarantee benefit.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)

   Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal life contracts was as follows:

                                        Annuity    Universal Life
                                       Contracts     Contracts
                                     ------------- --------------
                                      Guaranteed
                                     Annuitization   Secondary
                                       Benefits      Guarantees    Total
                                     ------------- --------------  -----
                                                (In millions)
       Direct:
       Balance at January 1, 2015...           $ 6           $121   $127
       Incurred guaranteed benefits.            --             10     10
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2015.             6            131    137
       Incurred guaranteed benefits.            --            (31)   (31)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2016.             6            100    106
       Incurred guaranteed benefits.            --             13     13
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2017.           $ 6           $113   $119
                                     ============= ==============  =====
       Ceded:
       Balance at January 1, 2015...           $--           $117   $117
       Incurred guaranteed benefits.            --             11     11
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2015.            --            128    128
       Incurred guaranteed benefits.            --            (30)   (30)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2016.            --             98     98
       Incurred guaranteed benefits.            --             15     15
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2017.           $--           $113   $113
                                     ============= ==============  =====
       Net:
       Balance at January 1, 2015...           $ 6           $  4   $ 10
       Incurred guaranteed benefits.            --             (1)    (1)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2015.             6              3      9
       Incurred guaranteed benefits.            --             (1)    (1)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2016.             6              2      8
       Incurred guaranteed benefits.            --             (2)    (2)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2017.           $ 6           $ --   $  6
                                     ============= ==============  =====

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


     Information regarding the Company's guarantee exposure, which includes direct business, but excludes offsets from hedging or reinsurance, if any, was as follows at:

                                                               December 31,
                                                           ---------------------
                                                              2017       2016
                                                           ---------- ----------
                                                                    At
                                                               Annuitization
                                                           ---------------------
                                                           (Dollars in millions)
Annuity Contracts:
Other Annuity Guarantees:
  Total account value (1)................................. $      259 $      262
  Net amount at risk (2).................................. $       47 $       47
Average attained age of contractholders...................   68 years   67 years

                                                                    December 31,
                                                           -------------------------------
                                                                2017            2016
                                                           --------------- ---------------
                                                                      Secondary
                                                                     Guarantees
                                                           -------------------------------
                                                                (Dollars in millions)
Universal Life Contracts:
  Total account value (1)................................. $         1,756 $         1,757
  Net amount at risk (3).................................. $        11,455 $        11,999
Average attained age of policyholders.....................        67 years        66 years

-----------

(1)Includes the contractholder's investments in the general account and separate account, if applicable.

(2)Defined as either the excess of the upper tier, adjusted for a profit margin, less the lower tier, as of the balance sheet date or the amount (if any) that would be required to be added to the total account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. These amounts represent the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date.

(3)Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

  Account balances of contracts with guarantees were invested in separate account asset classes as follows at:

                                                               December 31,
                                                              ---------------
                                                               2017    2016
                                                              ------- -------
                                                               (In millions)
   Fund Groupings:
   Equity.................................................... $    24 $    21
   Bond......................................................       3       2
   Balanced..................................................       2       2
   Money Market..............................................       1      --
                                                              ------- -------
     Total................................................... $    30 $    25
                                                              ======= =======

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)

Obligations Under Funding Agreements

   General American is a member of the Federal Home Loan Bank ("FHLB") of Des Moines. Holdings of common stock of the FHLB of Des Moines, included in equity securities, were $35 million at both December 31, 2017 and 2016.

   The Company has also entered into funding agreements with the FHLB of Des Moines. The liability for such funding agreements is included in policyholder account balances. Information related to such funding agreements was as follows at:

                                                                 Liability          Collateral (2)
                                                           --------------------- ---------------------
                                                                          December 31,
                                                           -------------------------------------------
                                                              2017       2016       2017       2016
                                                           ---------- ---------- ---------- ----------
                                                                          (In millions)
FHLB of Des Moines (1)....................................  $     625  $     625  $     701  $     811

-----------

(1) Represents funding agreements issued to the FHLB of Des Moines in exchange for cash and for which the FHLB of Des Moines has been granted a lien on certain assets, some of which are in the custody of the FHLB of Des Moines, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of the FHLB of Des Moines as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, the FHLB of Des Moines' recovery on the collateral is limited to the amount of the Company's liability to the FHLB of Des Moines.

(2) Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

Liabilities for Unpaid Claims and Claim Expenses

   Information regarding the liabilities for unpaid claims and claim adjustment expenses was as follows:

                                                                           Years Ended December 31,
                                                                      ----------------------------------
                                                                         2017      2016 (1)    2015 (1)
                                                                      ----------  ----------  ----------
                                                                                 (In millions)
Balance at January 1,................................................ $      241  $      271  $      251
 Less: Reinsurance recoverables......................................        161         184         183
                                                                      ----------  ----------  ----------
Net balance at January 1,............................................         80          87          68
                                                                      ----------  ----------  ----------
Incurred related to:
 Current year........................................................        248         297         247
 Prior years (2).....................................................         30          46          42
                                                                      ----------  ----------  ----------
   Total incurred....................................................        278         343         289
                                                                      ----------  ----------  ----------
Paid related to:
 Current year........................................................       (241)       (297)       (228)
 Prior years.........................................................        (32)        (53)        (42)
                                                                      ----------  ----------  ----------
   Total paid........................................................       (273)       (350)       (270)
                                                                      ----------  ----------  ----------
Net balance at December 31,..........................................         85          80          87
 Add: Reinsurance recoverables.......................................        142         161         184
                                                                      ----------  ----------  ----------
Balance at December 31 (included in future policy benefits and other
  policy-related balances),.......................................... $      227  $      241  $      271
                                                                      ==========  ==========  ==========

-----------

(1) At December 31, 2016 and 2015, the Net balance decreased by $16 million and $28 million, respectively, and the Reinsurance recoverables increased by $16 million and $21 million, respectively, from those amounts previously reported primarily to correct for the improper classification of reinsurance recoverables.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


(2)During 2017, 2016 and 2015, as a result of changes in estimates of insured events in the respective prior year, claims and claim adjustment expenses associated with prior years increased due to events incurred in prior years, but reported during the current year.

Separate Accounts

   Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $1.7 billion and $737 million at December 31, 2017 and 2016, respectively, for which the policyholder assumes all investment risk, and separate accounts for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $127 million and $87 million at December 31, 2017 and 2016, respectively. The latter category consisted primarily of bank-owned life insurance. The average interest rate credited on these contracts was 3.72% and 1.88% at December 31, 2017 and 2016, respectively.

   For each of the years ended December 31, 2017, 2016 and 2015, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

3. Deferred Policy Acquisition Costs and Value of Business Acquired

   See Note 1 for a description of capitalized acquisition costs.

Nonparticipating and Non-Dividend-Paying Traditional Contracts

   The Company amortizes DAC and VOBA related to these contracts (term insurance and nonparticipating whole life insurance) over the appropriate premium paying period in proportion to the actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

Participating, Dividend-Paying Traditional Contracts

   The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency and other factor changes, as well as policyholder dividend scales are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC and VOBA balances.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

3. Deferred Policy Acquisition Costs and Value of Business Acquired (continued)


Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

   The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to significantly impact the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

   Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

   The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, policyholder behavior and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

   Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

   Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

3. Deferred Policy Acquisition Costs and Value of Business Acquired (continued)


   Information regarding DAC and VOBA was as follows:

                                                                      Years Ended December 31,
                                                                 ----------------------------------
                                                                    2017        2016        2015
                                                                 ----------  ----------  ----------
                                                                            (In millions)
DAC:
Balance at January 1,........................................... $      481  $      445  $      345
Capitalizations.................................................         81         128         143
Amortization related to:
Net investment gains (losses) and net derivative gains (losses).          3           2          (6)
Other expenses..................................................         (2)        (81)        (64)
                                                                 ----------  ----------  ----------
 Total amortization.............................................          1         (79)        (70)
                                                                 ----------  ----------  ----------
Unrealized investment gains (losses)............................        (20)        (13)         27
                                                                 ----------  ----------  ----------
Balance at December 31,.........................................        543         481         445
                                                                 ----------  ----------  ----------
VOBA:
Balance at January 1,...........................................         42          36          41
Amortization related to:
Other expenses..................................................         (2)         (2)         (6)
                                                                 ----------  ----------  ----------
 Total amortization.............................................         (2)         (2)         (6)
                                                                 ----------  ----------  ----------
Unrealized investment gains (losses)............................         (1)          8           1
                                                                 ----------  ----------  ----------
Balance at December 31,.........................................         39          42          36
                                                                 ----------  ----------  ----------
Total DAC and VOBA:
Balance at December 31,......................................... $      582  $      523  $      481
                                                                 ==========  ==========  ==========

   The estimated future amortization expense to be reported in other expenses for the next five years was as follows:

                                                      VOBA
                                                    ----------
                                                    (In millions)
                     2018.......................... $       4
                     2019.......................... $       4
                     2020.......................... $       4
                     2021.......................... $       4
                     2022.......................... $       4

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



4. Reinsurance

   The Company enters into reinsurance agreements as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated and unaffiliated companies. The Company participates in reinsurance activities in order to limit losses and minimize exposure to significant risks.

   Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 5.

   For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company also reinsures portions of certain level premium term and universal life policies with secondary death benefit guarantees to a former affiliate. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

   The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

   The Company reinsures its business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at both December 31, 2017 and 2016, were not significant.

   The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and funds withheld accounts. The Company had $398 million and $369 million of unsecured unaffiliated reinsurance recoverable balances at December 31, 2017 and 2016, respectively.

   At December 31, 2017, the Company had $656 million of net unaffiliated ceded reinsurance recoverables. Of this total, $526 million, or 80%, were with the Company's five largest unaffiliated ceded reinsurers, including $269 million of net unaffiliated ceded reinsurance recoverables which were unsecured. At December 31, 2016, the Company had $582 million of net unaffiliated ceded reinsurance recoverables. Of this total, $478 million, or 82%, were with the Company's five largest unaffiliated ceded reinsurers, including $266 million of net unaffiliated ceded reinsurance recoverables which were unsecured.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   The amounts on the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                       Years Ended December 31,
                                                               ---------------------------------------
                                                                   2017         2016          2015
                                                               -----------  ------------  ------------
                                                                            (In millions)
Premiums
Direct premiums............................................... $       219  $        228  $        238
Reinsurance assumed...........................................         754           775           706
Reinsurance ceded.............................................        (263)         (253)         (257)
                                                               -----------  ------------  ------------
 Net premiums................................................. $       710  $        750  $        687
                                                               ===========  ============  ============
Universal life and investment-type product policy fees
Direct universal life and investment-type product policy fees. $       288  $        290  $        306
Reinsurance assumed...........................................          --            --            --
Reinsurance ceded.............................................        (222)         (226)         (230)
                                                               -----------  ------------  ------------
 Net universal life and investment-type product policy fees... $        66  $         64  $         76
                                                               ===========  ============  ============
Policyholder benefits and claims
Direct policyholder benefits and claims....................... $       575  $        537  $        564
Reinsurance assumed...........................................         606           590           529
Reinsurance ceded.............................................        (456)         (262)         (330)
                                                               -----------  ------------  ------------
 Net policyholder benefits and claims......................... $       725  $        865  $        763
                                                               ===========  ============  ============
Interest credited to policyholder account balances
Direct interest credited to policyholder account balances..... $       210  $        215  $        219
Reinsurance assumed...........................................          --            --            --
Reinsurance ceded.............................................         (82)          (84)          (86)
                                                               -----------  ------------  ------------
 Net interest credited to policyholder account balances....... $       128  $        131  $        133
                                                               ===========  ============  ============
Other expenses
Direct other expenses......................................... $         9  $         58  $         93
Reinsurance assumed...........................................          56           139           132
Reinsurance ceded.............................................         (12)          (54)          (72)
                                                               -----------  ------------  ------------
 Net other expenses........................................... $        53  $        143  $        153
                                                               ===========  ============  ============

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   The amounts on the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                                 December 31,
                                   -------------------------------------------------------------------------
                                                   2017                                 2016
                                   ------------------------------------ ------------------------------------
                                                                Total                                Total
                                                               Balance                              Balance
                                    Direct  Assumed    Ceded    Sheet    Direct  Assumed    Ceded    Sheet
                                   -------- -------- --------  -------- -------- -------- --------  --------
                                                                 (In millions)
Assets
Premiums, reinsurance and other
 receivables...................... $     16 $    151 $  2,854  $  3,021 $     38 $    158 $  2,731  $  2,927
Deferred policy acquisition costs
 and value of business acquired...      170      498      (86)      582      162      449      (88)      523
                                   -------- -------- --------  -------- -------- -------- --------  --------
  Total assets.................... $    186 $    649 $  2,768  $  3,603 $    200 $    607 $  2,643  $  3,450
                                   ======== ======== ========  ======== ======== ======== ========  ========
Liabilities
Future policy benefits............ $  4,699 $  1,894 $     --  $  6,593 $  4,625 $  1,553 $     (3) $  6,175
Other policy-related balances.....      133       77       28       238      165       67       27       259
Other liabilities.................      174       40      680       894      130       48      578       756
                                   -------- -------- --------  -------- -------- -------- --------  --------
  Total liabilities............... $  5,006 $  2,011 $    708  $  7,725 $  4,920 $  1,668 $    602  $  7,190
                                   ======== ======== ========  ======== ======== ======== ========  ========

   Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance were $327 million and $325 million at December 31, 2017 and 2016, respectively. There were no deposit liabilities on reinsurance at both December 31, 2017 and 2016.

Related Party Reinsurance Transactions

   The Company has reinsurance agreements with certain of MetLife, Inc.'s subsidiaries, including MLIC, which is a related party. Additionally, the Company has reinsurance agreements with Brighthouse Life Insurance Company, a former subsidiary of MetLife, Inc.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   Information regarding the significant effects of affiliated reinsurance included on the consolidated statements of operations was as follows:

                                                                    Years Ended December 31,
                                                             -------------------------------------
                                                                 2017         2016         2015
                                                             -----------  -----------  -----------
                                                                         (In millions)
Premiums
Reinsurance assumed......................................... $       542  $       574  $       503
Reinsurance ceded...........................................         (11)          (9)          (9)
                                                             -----------  -----------  -----------
 Net premiums............................................... $       531  $       565  $       494
                                                             ===========  ===========  ===========
Universal life and investment-type product policy fees
Reinsurance assumed......................................... $        --  $        --  $        --
Reinsurance ceded...........................................         (99)        (102)        (115)
                                                             -----------  -----------  -----------
 Net universal life and investment-type product policy fees. $       (99) $      (102) $      (115)
                                                             ===========  ===========  ===========
Policyholder benefits and claims
Reinsurance assumed......................................... $       430  $       469  $       388
Reinsurance ceded...........................................         (39)         (25)         (33)
                                                             -----------  -----------  -----------
 Net policyholder benefits and claims....................... $       391  $       444  $       355
                                                             ===========  ===========  ===========
Interest credited to policyholder account balances
Reinsurance assumed......................................... $        --  $        --  $        --
Reinsurance ceded...........................................         (82)         (84)         (86)
                                                             -----------  -----------  -----------
 Net interest credited to policyholder account balances..... $       (82) $       (84) $       (86)
                                                             ===========  ===========  ===========
Other expenses
Reinsurance assumed......................................... $        24  $       109  $       101
Reinsurance ceded...........................................         (21)         (29)         (45)
                                                             -----------  -----------  -----------
 Net other expenses......................................... $         3  $        80  $        56
                                                             ===========  ===========  ===========

   Information regarding the significant effects of affiliated reinsurance included on the consolidated balance sheets was as follows at:

                                                                         December 31,
                                                         --------------------------------------------
                                                                  2017                   2016
                                                         ---------------------  ---------------------
                                                          Assumed      Ceded     Assumed      Ceded
                                                         ---------- ----------  ---------- ----------
                                                                         (In millions)
Assets
Premiums, reinsurance and other receivables............. $      151 $    2,143  $      158 $    2,119
Deferred policy acquisition costs and value of business
  acquired..............................................        498        (40)        449        (71)
                                                         ---------- ----------  ---------- ----------
 Total assets........................................... $      649 $    2,103  $      607 $    2,048
                                                         ========== ==========  ========== ==========
Liabilities
Future policy benefits.................................. $    1,807 $       --  $    1,470 $       (3)
Other policy-related balances...........................         23         28          18         27
Other liabilities.......................................         40         18          48         19
                                                         ---------- ----------  ---------- ----------
 Total liabilities...................................... $    1,870 $       46  $    1,536 $       43
                                                         ========== ==========  ========== ==========

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   The Company may secure certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $346 million and $2.1 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2017 and 2016, respectively.

   Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $326 million and $324 million at December 31, 2017 and 2016, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2017 and 2016.

5. Investments

   See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

   Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

   The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

   The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

  Fixed Maturity and Equity Securities AFS by Sector

     The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate and foreign corporate fixed maturity securities. Included within fixed maturity securities are structured securities including RMBS, commercial mortgage-backed securities ("CMBS") and ABS (collectively, "Structured Securities").

                                         December 31, 2017                               December 31, 2016
                          ----------------------------------------------- ------------------------------------------------
                                         Gross Unrealized                                 Gross Unrealized
                           Cost or  --------------------------  Estimated  Cost or  ---------------------------- Estimated
                          Amortized        Temporary    OTTI      Fair    Amortized         Temporary    OTTI      Fair
                            Cost    Gains   Losses   Losses (1)   Value     Cost     Gains   Losses   Losses (1)   Value
                          --------- ------ --------- ---------- --------- --------- ------- --------- ---------- ---------
                                                                   (In millions)
Fixed maturity
 securities:
U.S. corporate........... $  2,896  $  260  $    11    $    --  $  3,145  $  2,942  $   214 $     34    $    --  $  3,122
Foreign corporate........    1,514     164       25         --     1,653     1,364       85       84         --     1,365
Foreign government.......    1,067     236       12         --     1,291     1,059      186       36         --     1,209
U.S. government and
 agency..................      934      81        4         --     1,011       720       68        6         --       782
RMBS.....................      640      31        3         (1)      669       672       31        9         --       694
CMBS.....................      286       7        1         --       292       318        8        2         --       324
ABS......................      174       1       --         --       175       180        2        2         --       180
State and political
 subdivision.............      106      15       --          1       120       123       12        3         --       132
                          --------  ------  -------   --------  --------  --------  ------- --------   --------  --------
 Total fixed maturity
   securities............ $  7,617  $  795  $    56    $    --  $  8,356  $  7,378  $   606 $    176    $    --  $  7,808
                          ========  ======  =======   ========  ========  ========  ======= ========   ========  ========
Equity securities:
Common stock............. $     49  $    3  $     1    $    --  $     51  $     49  $     4 $     --    $    --  $     53

-----------

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


(1) Noncredit OTTI losses included in AOCI in an unrealized gain position are due to increases in estimated fair value subsequent to initial recognition of noncredit losses on such securities. See also "-- Net Unrealized Investment Gains (Losses)."

     The Company held non-income producing fixed maturity securities with an estimated fair value of $1 million and less than $1 million with unrealized gains (losses) of ($1) million and less than ($1) million at December 31, 2017 and 2016, respectively.

  Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

     Amortization of premium and accretion of discount on Structured Securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for Structured Securities are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive Structured Securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other Structured Securities, the effective yield is recalculated on a retrospective basis.

  Maturities of Fixed Maturity Securities

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at December 31, 2017:

                                                    Due After Five
                                     Due After One      Years                                Total Fixed
                       Due in One    Year Through    Through Ten    Due After Ten Structured  Maturity
                       Year or Less   Five Years        Years          Years      Securities Securities
                      ------------- -------------- --------------- -------------- ---------- -----------
                                                        (In millions)
Amortized cost.......   $    265      $    1,378     $    2,164      $    2,710   $    1,100 $    7,617
Estimated fair value.   $    271      $    1,470     $    2,348      $    3,131   $    1,136 $    8,356

     Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. Structured Securities are shown separately, as they are not due at a single maturity.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

     The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position at:

                                                     December 31, 2017                          December 31, 2016
                                         ------------------------------------------ ------------------------------------------
                                                               Equal to or Greater                        Equal to or Greater
                                          Less than 12 Months     than 12 Months     Less than 12 Months     than 12 Months
                                         --------------------- -------------------- --------------------- --------------------

                                         Estimated    Gross    Estimated   Gross    Estimated    Gross    Estimated   Gross
                                           Fair     Unrealized   Fair    Unrealized   Fair     Unrealized   Fair    Unrealized
                                           Value      Losses     Value     Losses     Value      Losses     Value     Losses
                                         ---------- ---------- --------- ---------- ---------- ---------- --------- ----------
                                                                         (Dollars in millions)
Fixed maturity securities:
U.S. corporate.......................... $      235  $     3   $    139  $       8  $      595  $     18  $    144  $       16
Foreign corporate.......................        138        1        255         24         333        19       281          65
Foreign government......................         40        1        157         11         266        15       102          21
U.S. government and agency..............        525        2         20          2         189         6        --          --
RMBS....................................        120        1         39          1         149         6        51           3
CMBS....................................         43       --          7          1          59         2         7          --
ABS.....................................         14       --          5         --          17         1        42           1
State and political subdivision.........          6        1          6         --          41         2         1           1
                                         ----------  -------   --------  ---------  ----------  --------  --------  ----------
 Total fixed maturity securities........ $    1,121  $     9   $    628  $      47  $    1,649  $     69  $    628  $      107
                                         ==========  =======   ========  =========  ==========  ========  ========  ==========
Equity securities:
Common stock............................ $        4  $     1   $     --  $      --  $        3  $     --  $     --  $       --
Total number of securities in an
 unrealized loss position...............        214                 206                    500                 257
                                         ==========            ========             ==========            ========

  Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

   Evaluation and Measurement Methodologies

      Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
   (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers;
   (vii) with respect to Structured Securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security;
   (viii) the potential for impairments due to weakening of foreign currencies on non-functional currency denominated fixed maturity securities that are near maturity; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain Structured Securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

      With respect to securities that have attributes of debt and equity ("perpetual hybrid securities"), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

      The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

      In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

   Current Period Evaluation

      Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company concluded that these securities were not other-than-temporarily impaired at December 31, 2017. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      Gross unrealized losses on fixed maturity securities decreased
   $120 million during the year ended December 31, 2017 to $56 million. The decrease in gross unrealized losses for the year ended December 31, 2017, was primarily attributable to narrowing credit spreads and strengthening foreign currencies on non-functional currency denominated fixed maturity securities.

      At December 31, 2017, $1 million of the total $56 million of gross unrealized losses were from three below investment grade fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater. Unrealized losses on below investment grade fixed maturity securities are principally related to state and political subdivision securities and U.S. corporate securities (primarily financial industry securities) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, in part due to economic and market uncertainties. Management evaluates state and political subdivision securities and U.S. corporate securities based on factors such as expected cash flows and the financial condition and near-term and long-term prospects of the issuers.

Mortgage Loans

  Mortgage Loans by Portfolio Segment

     Mortgage loans are summarized as follows at:

                                                December 31,
                                --------------------------------------------
                                         2017                   2016
                                ---------------------  ---------------------
                                 Carrying     % of      Carrying     % of
                                  Value       Total      Value       Total
                                ----------  ---------  ----------  ---------
                                            (Dollars in millions)
   Mortgage loans:
   Commercial.................. $      852       86.9% $      772       90.1%
   Agricultural................        133       13.6          89       10.4
                                ----------  ---------  ----------  ---------
     Subtotal..................        985      100.5         861      100.5
   Valuation allowances........         (5)      (0.5)         (4)      (0.5)
                                ----------  ---------  ----------  ---------
     Total mortgage loans, net. $      980      100.0% $      857      100.0%
                                ==========  =========  ==========  =========

     The Company purchases unaffiliated mortgage loans under a master participation agreement, from an affiliate, simultaneously with the affiliate's origination or acquisition of mortgage loans. The aggregate amount of unaffiliated mortgage loan participation interests purchased by the Company from an affiliate during the years ended December 31, 2017, 2016 and 2015 were $216 million, $158 million and $287 million, respectively. In connection with the mortgage loan participations, the affiliate collected mortgage loan principal and interest payments on the Company's behalf and the affiliate remitted such payments to the Company in the amount of $85 million, $263 million and $138 million during the years ended December 31, 2017, 2016 and 2015, respectively.

     See "-- Related Party Investment Transactions" for additional discussion of related party mortgage loans.

  Mortgage Loans, Valuation Allowance and Impaired Loans by Portfolio Segment

     All mortgage loans were evaluated collectively for credit losses and the related valuation allowances were maintained primarily for commercial mortgage loans. The Company had no impaired mortgage loans during each of the years ended December 31, 2017, 2016 and 2015.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Valuation Allowance Rollforward by Portfolio Segment

     The changes in the valuation allowance, by portfolio segment, were as follows:

                                    Commercial  Agricultural     Total
                                   ------------ ------------- ------------
                                                (In millions)
     Balance at January 1, 2015... $          3 $          -- $          3
     Provision (release)..........            1            --            1
                                   ------------ ------------- ------------
     Balance at December 31, 2015.            4            --            4
     Provision (release)..........           --            --           --
                                   ------------ ------------- ------------
     Balance at December 31, 2016.            4            --            4
     Provision (release)..........            1            --            1
                                   ------------ ------------- ------------
     Balance at December 31, 2017. $          5 $          -- $          5
                                   ============ ============= ============

   Valuation Allowance Methodology

      Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

   Commercial and Agricultural Mortgage Loan Portfolio Segments

      The Company typically uses several years of historical experience in establishing non-specific valuation allowances which capture multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

      All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and the values utilized in calculating the ratio are updated annually on a rolling basis, with a portion of the portfolio updated each quarter. In addition, the loan-to-value ratio is routinely updated for all but the lowest risk loans as part of the Company's ongoing review of its commercial mortgage loan portfolio.

      For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

  Credit Quality of Commercial Mortgage Loans

     The credit quality of commercial mortgage loans was as follows at:

                                          Recorded Investment
                           ------------------------------------------------
                            Debt Service Coverage Ratios
                           -------------------------------           % of
                           > 1.20x  1.00x - 1.20x < 1.00x   Total    Total
                           -------- ------------- -------- -------- -------
                                         (Dollars in millions)
    December 31, 2017
    Loan-to-value ratios:
    Less than 65%......... $    698   $      58   $      2 $    758    89.0%
    65% to 75%............       81           2          2       85    10.0
    76% to 80%............        9          --         --        9     1.0
                           --------   ---------   -------- -------- -------
      Total............... $    788   $      60   $      4 $    852   100.0%
                           ========   =========   ======== ======== =======
    December 31, 2016
    Loan-to-value ratios:
    Less than 65%......... $    671   $      41   $     14 $    726    94.0%
    65% to 75%............       44          --          2       46     6.0
    76% to 80%............       --          --         --       --      --
                           --------   ---------   -------- -------- -------
      Total............... $    715   $      41   $     16 $    772   100.0%
                           ========   =========   ======== ======== =======

  Credit Quality of Agricultural Mortgage Loans

     The credit quality of agricultural mortgage loans was as follows at:

                                             December 31,
                         ---------------------------------------------------
                                    2017                      2016
                         -------------------------  ------------------------
                           Recorded       % of       Recorded       % of
                          Investment      Total     Investment      Total
                         ------------ ------------  ----------- ------------
                                        (Dollars in millions)
  Loan-to-value ratios:
  Less than 65%......... $        107         80.5% $        77         86.5%
  65% to 75%............           26         19.5           12         13.5
                         ------------ ------------  ----------- ------------
    Total............... $        133        100.0% $        89        100.0%
                         ============ ============  =========== ============

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Past Due and Nonaccrual Mortgage Loans

     The Company has a high quality, well performing mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2017 and 2016. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans - 60 days and agricultural mortgage loans - 90 days. The Company had no mortgage loans past due and no nonaccrual mortgage loans at both December 31, 2017 and 2016.

  Mortgage Loans Modified in a Troubled Debt Restructuring

     The Company may grant concessions related to borrowers experiencing financial difficulties, which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concessions granted are considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. There were no mortgage loans modified in a troubled debt restructuring for both the years ended December 31, 2017 and 2016.

Cash Equivalents

   The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $136 million and $39 million at December 31, 2017 and 2016, respectively.

Net Unrealized Investment Gains (Losses)

   Unrealized investment gains (losses) on fixed maturity and equity securities AFS and the effect on DAC, VOBA and future policy benefits, that would result from the realization of the unrealized gains (losses), are included in net unrealized investment gains (losses) in AOCI.

   The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                            Years Ended December 31,
                                                                       ----------------------------------
                                                                          2017        2016        2015
                                                                       ----------  ----------  ----------
                                                                                  (In millions)
Fixed maturity securities............................................. $      739  $      430  $      340
Fixed maturity securities with noncredit OTTI losses included in AOCI.         --          --          --
                                                                       ----------  ----------  ----------
  Total fixed maturity securities.....................................        739         430         340
Equity securities.....................................................          2           4          (3)
Derivatives...........................................................        (12)         28          21
Other.................................................................          2          (3)         (2)
                                                                       ----------  ----------  ----------
  Subtotal............................................................        731         459         356
                                                                       ----------  ----------  ----------
Amounts allocated from:
Future policy benefits................................................        (44)         (4)         --
DAC and VOBA..........................................................        (73)        (52)        (47)
                                                                       ----------  ----------  ----------
  Subtotal............................................................       (117)        (56)        (47)
                                                                       ----------  ----------  ----------
Deferred income tax benefit (expense).................................       (210)       (141)       (109)
                                                                       ----------  ----------  ----------
  Net unrealized investment gains (losses)............................ $      404  $      262  $      200
                                                                       ==========  ==========  ==========

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


   The changes in net unrealized investment gains (losses) were as follows:

                                                                                    Years Ended December 31,
                                                                               ----------------------------------
                                                                                  2017        2016        2015
                                                                               ----------  ----------  ----------
                                                                                          (In millions)
Balance at January 1,......................................................... $      262  $      200  $      497
Fixed maturity securities on which noncredit OTTI losses have been recognized.         --          --           1
Unrealized investment gains (losses) during the year..........................        272         103        (486)
Unrealized investment gains (losses) relating to:
Future policy benefits........................................................        (40)         (4)          2
DAC and VOBA..................................................................        (21)         (5)         28
Deferred income tax benefit (expense).........................................        (69)        (32)        158
                                                                               ----------  ----------  ----------
Balance at December 31,....................................................... $      404  $      262  $      200
                                                                               ==========  ==========  ==========
  Change in net unrealized investment gains (losses).......................... $      142  $       62  $     (297)
                                                                               ==========  ==========  ==========

Concentrations of Credit Risk

   Investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, were in fixed income securities of the Canadian federal and provincial governments with an estimated fair value of $1.2 billion and $1.1 billion at December 31, 2017 and 2016, respectively.

Securities Lending

   Elements of the securities lending program are presented below at:

                                                            December 31,
                                                      -------------------------
                                                          2017         2016
                                                      ------------ ------------
                                                            (In millions)
Securities on loan: (1)
  Amortized cost..................................... $        328 $        246
  Estimated fair value............................... $        365 $        281
Cash collateral received from counterparties (2)..... $        373 $        286
Security collateral received from counterparties (3). $         -- $          1
Reinvestment portfolio -- estimated fair value....... $        375 $        286

-----------
(1) Included within fixed maturity securities.

(2) Included within payables for collateral under securities loaned and other transactions.

(3) Security collateral received from counterparties may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


   The cash collateral liability by loaned security type and remaining tenor of the agreements was as follows at:

                                               December 31, 2017                    December 31, 2016
                                         ------------------------------------ ------------------------------------
                                         Remaining Tenor of Securities        Remaining Tenor of Securities
                                           Lending Agreements                   Lending Agreements
                                         -----------------------------        -----------------------------
                                                               Over                                 Over
                                                    1 Month   1 to 6                     1 Month   1 to 6
                                         Open (1)   or Less   Months   Total  Open (1)   or Less   Months   Total
                                         --------   -------   ------   ------ --------   -------   ------   ------
                                                                 (In millions)
Cash collateral liability by loaned
 security type:
U.S. government and agency.............. $   158    $   66    $  149   $  373  $   43    $   64    $  136   $  243
All other securities....................      --        --        --       --      --        43        --       43
                                         -------    ------     ------  ------  ------    ------     ------  ------
 Total.................................. $   158    $   66    $  149   $  373  $   43    $  107    $  136   $  286
                                         =======    ======     ======  ======  ======    ======     ======  ======

-----------
(1) The related loaned security could be returned to the Company on the next business day, which would require the Company to immediately return the cash collateral.

   If the Company is required to return significant amounts of cash collateral on short notice and is forced to sell securities to meet the return obligation, it may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than what otherwise would have been realized under normal market conditions, or both. The estimated fair value of the securities on loan related to the cash collateral on open at December 31, 2017 was $155 million, all of which were U.S. government and agency securities which, if put back to the Company, could be immediately sold to satisfy the cash requirement.

   The reinvestment portfolio acquired with the cash collateral consisted principally of fixed maturity securities (including U.S. government and agency securities, agency RMBS, ABS) short-term investments and cash equivalents with 66% invested in cash equivalents, U.S. government and agency securities, agency RMBS, short-term investments, or held in cash. If the securities on loan or the reinvestment portfolio become less liquid, the Company has the liquidity resources of most of its general account available to meet any potential cash demands when securities on loan are put back to the Company.

Invested Assets on Deposit and Pledged as Collateral

   Invested assets on deposit and pledged as collateral are presented below at estimated fair value for all asset classes except mortgage loans, which are presented at carrying value, at:

                                                                   December 31,
                                                             -------------------------
                                                                 2017            2016
                                                             ------------    ------------
                                                                   (In millions)
Invested assets on deposit (regulatory deposits)............ $      1,445    $      1,288
Invested assets held in trust (reinsurance agreements)......          329              --
Invested assets pledged as collateral (1)...................          730             715
                                                             ------------    ------------
 Total invested assets on deposit and pledged as collateral. $      2,504    $      2,003
                                                             ============    ============

-----------
(1) The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 2), and derivative transactions (see Note 6).

    See "-- Securities Lending" for information regarding securities on loan.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Collectively Significant Equity Method Investments

   The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds. The portion of these investments accounted for under the equity method had a carrying value of $273 million at December 31, 2017. The Company's maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $95 million at December 31, 2017. Except for certain real estate joint ventures, the Company's investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

   As described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. Aggregate net investment income from these equity method investments exceeded 10% of the Company's consolidated pre-tax income (loss) for two of the three most recent annual periods: 2017 and 2016. The Company is providing the following aggregated summarized financial data for such equity method investments, for the most recent annual periods, in order to provide comparative information. This aggregated summarized financial data does not represent the Company's proportionate share of the assets, liabilities, or earnings of such entities.

   The aggregated summarized financial data presented below reflects the latest available financial information and is as of, and for the years ended
December 31, 2017, 2016 and 2015. Aggregate total assets of these entities totaled $119.9 billion and $113.8 billion at December 31, 2017 and 2016, respectively. Aggregate total liabilities of these entities totaled
$11.1 billion and $8.4 billion at December 31, 2017 and 2016, respectively. Aggregate net income (loss) of these entities totaled $11.4 billion, $7.4 billion and $10.0 billion for the years ended December 31, 2017, 2016 and 2015, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

Variable Interest Entities

   The Company has invested in legal entities that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, would be deemed the primary beneficiary or consolidator of the entity. The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity.

  Consolidated VIEs

     There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at both December 31, 2017 and 2016.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Unconsolidated VIEs

     The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                        December 31,
                                     ---------------------------------------------------
                                               2017                      2016
                                     ------------------------- -------------------------
                                                    Maximum                   Maximum
                                       Carrying    Exposure      Carrying    Exposure
                                        Amount    to Loss (1)     Amount    to Loss (1)
                                     ------------ ------------ ------------ ------------
                                                        (In millions)
Fixed maturity securities AFS:
  Structured Securities (2)......... $      1,136 $      1,136 $      1,198 $      1,198
  U.S. and foreign corporate........          105          105           42           42
Other limited partnership interests.          192          282          181          289
Real estate joint ventures..........           63           63           --           --
Other invested assets...............            1            1            1            1
                                     ------------ ------------ ------------ ------------
  Total............................. $      1,497 $      1,587 $      1,422 $      1,530
                                     ============ ============ ============ ============

-----------
(1) The maximum exposure to loss relating to fixed maturity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments. For certain of its investments in other invested assets, the Company's return is in the form of income tax credits which are guaranteed by creditworthy third parties. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by income tax credits guaranteed by third parties of less than $1 million at both December 31, 2017 and 2016. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2) For these variable interests, the Company's involvement is limited to that of a passive investor in mortgage-backed or asset-backed securities issued by trusts that do not have substantial equity.

    As described in Note 12, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during each of the years ended December 31, 2017, 2016 and 2015.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Net Investment Income

    The components of net investment income were as follows:

                                                          Years Ended December 31,
                                                   --------------------------------------
                                                       2017            2016            2015
                                                   ------------    ------------    ------------
                                                               (In millions)
Investment income:
Fixed maturity securities......................... $        365    $        349    $        344
Equity securities.................................            2               2               3
Mortgage loans....................................           41              47              60
Policy loans......................................           86              87              91
Real estate and real estate joint ventures........            3               3              13
Other limited partnership interests...............           29              15              12
Cash, cash equivalents and short-term investments.            2               1              --
Other.............................................            4               2               1
                                                   ------------    ------------    ------------
 Subtotal.........................................          532             506             524
Less: Investment expenses.........................           16              17              17
                                                   ------------    ------------    ------------
 Net investment income............................ $        516    $        489    $        507
                                                   ============    ============    ============

  See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Net Investment Gains (Losses)

  Components of Net Investment Gains (Losses)

     The components of net investment gains (losses) were as follows:

                                                                                Years Ended December 31,
                                                                        ----------------------------------------
                                                                            2017            2016            2015
                                                                        ------------    ------------    ------------
                                                                                      (In millions)
Total gains (losses) on fixed maturity securities:
Total OTTI losses recognized -- by sector and industry:
U.S. and foreign corporate securities -- by industry:
Industrial............................................................. $         --    $         (3)   $         --
                                                                        ------------    ------------    ------------
  Total U.S. and foreign corporate securities..........................           --              (3)             --
RMBS...................................................................           --              --              (1)
State and political subdivision........................................           (1)             --              (1)
                                                                        ------------    ------------    ------------
  OTTI losses on fixed maturity securities recognized in earnings......           (1)             (3)             (2)
Fixed maturity securities -- net gains (losses) on sales and disposals.           (2)             --               1
                                                                        ------------    ------------    ------------
  Total gains (losses) on fixed maturity securities....................           (3)             (3)             (1)
Total gains (losses) on equity securities:
Total OTTI losses recognized -- by sector:
Common stock...........................................................           --              (3)             (3)
                                                                        ------------    ------------    ------------
  OTTI losses on equity securities recognized in earnings..............           --              (3)             (3)
Equity securities -- net gains (losses) on sales and disposals.........           --              (2)             (1)
                                                                        ------------    ------------    ------------
  Total gains (losses) on equity securities............................           --              (5)             (4)
                                                                        ------------    ------------    ------------
Mortgage loans.........................................................           (1)             --              (1)
Real estate and real estate joint ventures.............................           --              --              10
Other limited partnership interests....................................           (4)             --               1
Other..................................................................           (2)             (2)            (13)
                                                                        ------------    ------------    ------------
  Total net investment gains (losses).................................. $        (10)   $        (10)   $         (8)
                                                                        ============    ============    ============

     Gains (losses) from foreign currency transactions included within net investment gains (losses) were ($5) million, ($7) million and ($30) million for the years ended December 31, 2017, 2016 and 2015, respectively.

  Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

     Investment gains and losses on sales of securities are determined on a specific identification basis. Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) were as shown in the table below.

                                                        Years Ended December 31,
                                 ---------------------------------------------------------------------
                                    2017        2016        2015        2017       2016        2015
                                 ----------  ----------  ----------  ---------- ----------  ----------
                                      Fixed Maturity Securities              Equity Securities
                                 ----------------------------------  ---------------------------------
                                                             (In millions)
Proceeds........................ $    1,803  $    1,604  $    1,853  $        3 $        6  $        5
                                 ==========  ==========  ==========  ========== ==========  ==========
Gross investment gains.......... $       13  $       31  $       25  $       -- $       --  $        1
Gross investment losses.........        (15)        (31)        (24)         --         (2)         (2)
OTTI losses.....................         (1)         (3)         (2)         --         (3)         (3)
                                 ----------  ----------  ----------  ---------- ----------  ----------
  Net investment gains (losses). $       (3) $       (3) $       (1) $       -- $       (5) $       (4)
                                 ==========  ==========  ==========  ========== ==========  ==========

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Credit Loss Rollforward

     The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                                                   Years Ended December 31,
                                                                                                  --------------------------
                                                                                                      2017          2016
                                                                                                  ------------  ------------
                                                                                                        (In millions)
Balance at January 1,............................................................................ $          4  $          4
Reductions:
  Sales (maturities, pay downs or prepayments) of securities previously impaired as credit loss
   OTTI..........................................................................................           (1)           --
                                                                                                  ------------  ------------
Balance at December 31,.......................................................................... $          3  $          4
                                                                                                  ============  ============

  Related Party Investment Transactions

   The Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Invested assets transferred to and from affiliates were as follows:

                                                                          Years Ended December 31,
                                                                     -----------------------------------
                                                                        2017        2016        2015
                                                                     ----------- ----------- -----------
                                                                                (In millions)
Estimated fair value of invested assets transferred to affiliates...  $       --  $       97  $       --
Amortized cost of invested assets transferred to affiliates.........  $       --  $       85  $       --
Net investment gains (losses) recognized on transfers...............  $       --  $       12  $       --
Estimated fair value of invested assets transferred from affiliates.  $      341  $      102  $       --

   The unpaid principal balance of affiliated loans to MetLife, Inc. held by the Company totals $100 million, bear interest at the following fixed rates, payable semiannually, and are due as follows: $87 million at 5.64% due July 15, 2021 and $13 million at 5.86% due December 16, 2021. The carrying value of these affiliated loans totaled $103 million at both December 31, 2017 and 2016, and are included in other invested assets. Net investment income from these affiliated loans was $5 million for each of the years ended December 31, 2017, 2016 and 2015.

   In August 2015, an affiliated loan with a carrying value of $75 million was repaid in cash prior to maturity. This affiliated loan was secured by interests in real estate subsidiaries, which owned operating real estate with an estimated fair value in excess of the affiliated loan. Net investment income from this affiliated loan was $4 million for the year ended December 31, 2015. In addition, mortgage loan prepayment income earned from the repayment prior to maturity in August 2015 described above was $18 million for the year ended December 31, 2015.

   The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $11 million, $13 million and $11 million for the years ended December 31, 2017, 2016 and 2015, respectively.

   See "-- Mortgage Loans -- Mortgage Loans by Portfolio Segment" for discussion of mortgage loan participation agreements with affiliate.

6. Derivatives

Accounting for Derivatives

   See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

Derivative Strategies

   The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   Derivatives are financial instruments with values derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, forwards and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash markets.

  Interest Rate Derivatives

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value and nonqualifying hedging relationships.

  Foreign Currency Exchange Rate Derivatives

     The Company uses foreign currency exchange rate derivatives, including foreign currency swaps and foreign currency forwards, to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and nonqualifying hedging relationships.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. The Company utilizes foreign currency forwards in nonqualifying hedging relationships.

  Credit Derivatives

     The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional amount in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations and involuntary restructuring for corporate obligors, as well as repudiation, moratorium or governmental intervention for sovereign obligors. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in nonqualifying hedging relationships.

     The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. government and agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

  Equity Derivatives

     To a lesser extent, the Company uses equity index options in nonqualifying hedging relationships.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


Primary Risks Managed by Derivatives

   The following table presents the primary underlying risk exposure, gross notional amount and estimated fair value of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                         December 31,
                                                                  --------------------------------------------------------------
                                                                              2017                             2016
                                                                  -------------------------------- -----------------------------
                                                                              Estimated Fair Value           Estimated Fair Value
                                                                            ----------------------           -------------------
                                                                   Gross                            Gross
                                                                  Notional                         Notional
                                 Primary Underlying Risk Exposure  Amount   Assets   Liabilities    Amount   Assets   Liabilities
                                 -------------------------------- --------- ------   -----------   --------- -------  -----------
                                                                                        (In millions)
Derivatives Designated as Hedging Instruments:
Fair value hedges:
Interest rate swaps.............      Interest rate.............. $       7 $   --     $   --      $      12 $    --    $    --
Foreign currency swaps..........      Foreign currency
                                       exchange rate.............         9     --         --             --      --         --
                                                                  ---------  ------    ------      --------- -------    -------
 Subtotal.......................................................         16     --         --             12      --         --
                                                                  ---------  ------    ------      --------- -------    -------
Cash flow hedges:
Foreign currency swaps..........      Foreign currency
                                       exchange rate.............       593     13         24            352      34          3
                                                                  ---------  ------    ------      --------- -------    -------
 Total qualifying hedges........................................        609     13         24            364      34          3
                                                                  ---------  ------    ------      --------- -------    -------
Derivatives Not Designated or Not Qualifying as Hedging Instruments:
Interest rate swaps.............      Interest rate..............       300     36          7            310      44          6
Foreign currency swaps..........      Foreign currency
                                       exchange rate.............       167     11          8            150      19         --
Foreign currency forwards.......      Foreign currency
                                       exchange rate.............       628     --         13            679       1          8
Credit default swaps --               Credit.....................
 purchased......................                                          5     --         --              5       1         --
Credit default swaps -- written.      Credit.....................       193      5         --            193       3         --
Equity index options............      Equity market..............        12     --         --             35      --         --
                                                                  ---------  ------    ------      --------- -------    -------
 Total non-designated or nonqualifying derivatives..............      1,305     52         28          1,372      68         14
                                                                  ---------  ------    ------      --------- -------    -------
 Total..........................................................  $   1,914 $   65     $   52      $   1,736 $   102    $    17
                                                                  =========  ======    ======      ========= =======    =======

   Based on gross notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2017 and 2016. The Company's use of derivatives includes (i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules;
(ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; and (iii) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these nonqualified derivatives, changes in market factors can lead to the recognition of fair value changes on the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

   The components of net derivative gains (losses) were as follows:

                                                              Years Ended December 31,
                                                         -----------------------------------
                                                             2017        2016        2015
                                                         -----------  ----------  ----------
                                                                    (In millions)
Freestanding derivatives and hedging gains (losses) (1). $       (54) $      (11) $      139
Embedded derivatives gains (losses).....................         (55)        (19)         80
                                                         -----------  ----------  ----------
 Total net derivative gains (losses).................... $      (109) $      (30) $      219
                                                         ===========  ==========  ==========

-----------

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


(1) Includes foreign currency transaction gains (losses) on hedged items in cash flow and nonqualifying hedging relationships, which are not presented elsewhere in this note.

   The Company recognized net investment income from settlement payments related to qualifying hedges of $5 million, $4 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

   The Company recognized net derivative gains (losses) from settlement payments related to nonqualifying hedges of $11 million, $12 million and $11 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Nonqualifying Derivatives and Derivatives for Purposes Other Than Hedging

   The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or not qualifying as hedging instruments:

                                                                       Net
                                                                    Derivative
                                                                  Gains (Losses)
                                                                  --------------
                                                                  (In millions)
Year Ended December 31, 2017
Interest rate derivatives........................................  $         (8)
Foreign currency exchange rate derivatives.......................           (60)
Credit derivatives -- written....................................             2
                                                                   ------------
  Total..........................................................  $        (66)
                                                                   ============
Year Ended December 31, 2016
Interest rate derivatives........................................  $         (9)
Foreign currency exchange rate derivatives.......................           (10)
Credit derivatives -- written....................................             1
                                                                   ------------
  Total..........................................................  $        (18)
                                                                   ============
Year Ended December 31, 2015
Interest rate derivatives........................................  $         (7)
Foreign currency exchange rate derivatives.......................           141
Credit derivatives -- written....................................            (2)
                                                                   ------------
  Total..........................................................  $        132
                                                                   ============

Fair Value Hedges

   The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets to floating rate assets; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated assets.

   The amounts recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges were less than $1 million for both the years ended December 31, 2017 and 2016. The amount recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges was ($1) million for the year ended December 31, 2015. Changes in the estimated fair value of the derivatives were less than ($1) million, less than $1 million and less than ($1) million for the years ended December 31, 2017, 2016 and 2015, respectively. Changes in the estimated fair value of the hedged items were less than $1 million for both the years ended December 31, 2017 and 2016. Change in the estimated fair value of the hedged items was ($1) million for the year ended December 31, 2015.

   All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

   The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets, as cash flow hedges, when they have met the requirements of cash flow hedging.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified amounts from AOCI into net derivative gains (losses). For both the years ended December 31, 2017 and 2016, there were no amounts reclassified into net derivative gains (losses) related to discontinued cash flow hedges. For the year ended December 31, 2015, the amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges were not significant.

   There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for each of the years ended December 31, 2017, 2016 and 2015.

   At December 31, 2017 and 2016, the balance in AOCI associated with foreign currency swaps designated and qualifying as cash flow hedges was ($12) million and $28 million, respectively.

   For the years ended December 31, 2017, 2016 and 2015, there were ($42) million, $7 million and $18 million of gains (losses) deferred in AOCI related to foreign currency swaps, respectively. For the year ended December 31, 2017, the amount reclassified to net derivative gains (losses) related to foreign currency swaps was ($2) million. For the years ended December 31, 2016 and 2015, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were not significant. For the years ended December 31, 2017, 2016 and 2015, there were no amounts reclassified to net investment income related to foreign currency swaps and the amount of net derivative gains (losses) which represented the ineffective portion of all cash flow hedges were not significant.

   All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

   At December 31, 2017, the Company expected to reclassify ($1) million of deferred net gains (losses) on derivatives in AOCI to earnings within the next 12 months.

Credit Derivatives

   In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the nonqualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $193 million at both December 31, 2017 and 2016. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current estimated fair value of the credit default swaps. At
December 31, 2017 and 2016, the Company would have received $5 million and $3 million, respectively, to terminate all of these contracts.

   The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                     December 31,
                                    -------------------------------------------------------------------------------
                                                     2017                                    2016
                                    --------------------------------------- ---------------------------------------
                                                  Maximum                                 Maximum
                                    Estimated    Amount of                  Estimated    Amount of
                                    Fair Value     Future       Weighted    Fair Value     Future       Weighted
Rating Agency Designation of        of Credit  Payments under    Average    of Credit  Payments under    Average
Referenced                           Default   Credit Default   Years to     Default   Credit Default   Years to
Credit Obligations (1)                Swaps        Swaps       Maturity (2)   Swaps        Swaps       Maturity (2)
----------------------------------  ---------- -------------- ------------- ---------- -------------- -------------
                                                                 (Dollars in millions)
Baa
Credit default swaps referencing
 indices...........................  $      5   $       193           5.0    $      3    $       193          5.0

-----------

(1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), Standard & Poor's Global Ratings ("S&P") and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


(2) The weighted average years to maturity of the credit default swaps is calculated based on weighted average gross notional amounts.

Credit Risk on Freestanding Derivatives

   The Company may be exposed to credit-related losses in the event of nonperformance by its counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

   The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set-off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

   The Company's OTC-cleared derivatives are effected through central clearing counterparties. Such positions are marked to market and margined on a daily basis (both initial margin and variation margin), and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

   See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

   The estimated fair values of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral were as follows at:

                                                                               December 31,
                                                             ------------------------------------------------
                                                                       2017                        2016
                                                             -----------------------     -----------------------
Derivatives Subject to a Master Netting Arrangement or a
Similar Arrangement                                            Assets       Liabilities    Assets       Liabilities
------------------------------------------------------------ ----------    ------------  ----------    ------------
                                                                               (In millions)
Gross estimated fair value of derivatives:
OTC-bilateral (1)........................................... $       62     $       51   $      100     $       16
OTC-cleared (1), (5)........................................          5             --            4             --
                                                             ----------     ----------   ----------     ----------
 Total gross estimated fair value of derivatives (1)........         67             51          104             16
Amounts offset on the consolidated balance sheets...........         --             --           --             --
                                                             ----------     ----------   ----------     ----------
 Estimated fair value of derivatives presented on the
   consolidated balance sheets (1), (5).....................         67             51          104             16
Gross amounts not offset on the consolidated balance sheets:
Gross estimated fair value of derivatives: (2)
OTC-bilateral...............................................        (22)           (22)          (7)            (7)
OTC-cleared.................................................         --             --           --             --
Cash collateral: (3)
OTC-bilateral...............................................        (40)            --          (85)            --
OTC-cleared.................................................         (5)            --           (4)            --
Securities collateral: (4)
OTC-bilateral...............................................         --            (21)          (5)            (5)
OTC-cleared.................................................         --             --           --             --
                                                             ----------     ----------   ----------     ----------
 Net amount after application of master netting agreements
   and collateral........................................... $       --     $        8   $        3     $        4
                                                             ==========     ==========   ==========     ==========

-----------
(1) At both December 31, 2017 and 2016, derivative assets included income or (expense) accruals reported in accrued investment income or in other liabilities of $2 million. At both December 31, 2017 and 2016, derivative liabilities included (income) or expense accruals reported in accrued investment income or in other liabilities of ($1) million.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


(2) Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3) Cash collateral received is included in cash and cash equivalents, short-term investments or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions on the balance sheet. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on OTC-cleared derivatives and is included in premiums, reinsurance and other receivables on the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2017 and 2016, the Company received excess cash collateral of $2 million and $6 million, respectively, which is not included in the table above due to the foregoing limitation. At both December 31, 2017 and 2016, the Company did not provide any excess cash collateral.

(4) Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or re-pledge this collateral, but at December 31, 2017, none of the collateral had been sold or re-pledged. Securities collateral pledged by the Company is reported in fixed maturity securities on the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or re-pledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At
    December 31, 2017 and 2016, the Company received excess securities collateral with an estimated fair value of $5 million and $8 million, respectively, for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At December 31, 2017 and 2016, the Company provided excess securities collateral with an estimated fair value of $3 million and $0, respectively, for its OTC-bilateral derivatives. At both December 31, 2017 and 2016, the Company provided excess securities collateral with an estimated fair value of $5 million, for its OTC-cleared derivatives, which are not included in the table above due to the foregoing limitation.

(5) Effective January 3, 2017, the CME amended its rulebook, resulting in the characterization of variation margin transfers as settlement payments, as opposed to adjustments to collateral. See Note 1 for further information on the CME amendments.

   The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the estimated fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include financial strength-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength ratings of General American and/or the credit ratings of the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both General American and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's and S&P. If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that were in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that General American would be required to provide if there was a one-notch downgrade in its financial strength rating at the reporting date or if its financial strength rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                                                                                         December 31,
                                                                                                  --------------------------
                                                                                                      2017          2016
                                                                                                  ------------- ------------
                                                                                                        (In millions)
Estimated Fair Value of Derivatives in a Net Liability Position (1).............................. $          29 $          9
Estimated Fair Value of Collateral Provided:
Fixed maturity securities........................................................................ $          24 $          5
Cash............................................................................................. $          -- $         --
Estimated Fair Value of Incremental Collateral Provided Upon:
One-notch downgrade in financial strength rating................................................. $          -- $         --
Downgrade in financial strength rating to a level that triggers full overnight collateralization
 or termination of the derivative position....................................................... $           5 $          4

-----------
(1) After taking into consideration the existence of netting agreements.

Embedded Derivatives

   The Company issues certain products that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts are funds withheld on ceded reinsurance.

   The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                                        December 31,
                                                                                 -------------------------
                                                         Balance Sheet Location      2017            2016
                                                       ------------------------  ------------    ------------
                                                                                       (In millions)
Embedded derivatives within liability host contracts:
Funds withheld on ceded reinsurance...................    Other liabilities      $         25    $        (30)

   The following table presents changes in estimated fair value related to embedded derivatives:

                                           Years Ended December 31,
                                    ---------------------------------------
                                        2017          2016         2015
                                    ------------- ------------- -----------
                                                 (In millions)
     Net derivative gains (losses). $        (55) $        (19) $        80

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)


7. Fair Value

   When developing estimated fair values, the Company considers three broad valuation approaches: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation approach to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

   Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

   Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)

Recurring Fair Value Measurements

   The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below at:

                                                                          December 31, 2017
                                                          --------------------------------------------------
                                                                  Fair Value Hierarchy
                                                          ------------------------------------
                                                                                                  Total
                                                                                                Estimated
                                                            Level 1     Level 2      Level 3    Fair Value
                                                          ----------- ------------ ----------- -------------
                                                                            (In millions)
Assets
Fixed maturity securities:
U.S. corporate........................................... $        -- $      2,907 $       238 $       3,145
Foreign corporate........................................          --        1,335         318         1,653
Foreign government.......................................          --        1,248          43         1,291
U.S. government and agency...............................         728          283          --         1,011
RMBS.....................................................          --          580          89           669
CMBS.....................................................          --          287           5           292
ABS......................................................          --          161          14           175
State and political subdivision..........................          --          120          --           120
                                                          ----------- ------------ ----------- -------------
  Total fixed maturity securities........................         728        6,921         707         8,356
                                                          ----------- ------------ ----------- -------------
Equity securities........................................          16           35          --            51
Short-term investments...................................          53           13           5            71
Derivative assets: (1)
Interest rate............................................          --           36          --            36
Foreign currency exchange rate...........................          --           24          --            24
Credit...................................................          --            5          --             5
                                                          ----------- ------------ ----------- -------------
  Total derivative assets................................          --           65          --            65
                                                          ----------- ------------ ----------- -------------
Separate account assets (2)..............................          94        1,734          --         1,828
                                                          ----------- ------------ ----------- -------------
  Total assets........................................... $       891 $      8,768 $       712 $      10,371
                                                          =========== ============ =========== =============
Liabilities
Derivative liabilities: (1)
Interest rate............................................ $        -- $          7 $        -- $           7
Foreign currency exchange rate...........................          --           45          --            45
                                                          ----------- ------------ ----------- -------------
  Total derivative liabilities...........................          --           52          --            52
                                                          ----------- ------------ ----------- -------------
Embedded derivatives within liability host contracts (3).          --           --          25            25
                                                          ----------- ------------ ----------- -------------
  Total liabilities...................................... $        -- $         52 $        25 $          77
                                                          =========== ============ =========== =============

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


                                                                            December 31, 2016
                                                          ----------------------------------------------------
                                                                   Fair Value Hierarchy
                                                          --------------------------------------
                                                                                                             Total
                                                                                                           Estimated
                                                            Level 1         Level 2          Level 3       Fair Value
                                                          ------------    ------------    ------------    ------------
                                                                              (In millions)
Assets
Fixed maturity securities:
U.S. corporate........................................... $         --    $      2,940    $        182    $      3,122
Foreign corporate........................................           --           1,162             203           1,365
Foreign government.......................................           --           1,171              38           1,209
U.S. government and agency...............................          523             259              --             782
RMBS.....................................................           --             600              94             694
CMBS.....................................................           --             319               5             324
ABS......................................................           --             168              12             180
State and political subdivision..........................           --             132              --             132
                                                          ------------    ------------    ------------    ------------
  Total fixed maturity securities........................          523           6,751             534           7,808
                                                          ------------    ------------    ------------    ------------
Equity securities........................................           18              35              --              53
Short-term investments...................................           61             108              --             169
Derivative assets: (1)
Interest rate............................................           --              44              --              44
Foreign currency exchange rate...........................           --              54              --              54
Credit...................................................           --               4              --               4
                                                          ------------    ------------    ------------    ------------
  Total derivative assets................................           --             102              --             102
                                                          ------------    ------------    ------------    ------------
Separate account assets (2)..............................           23             801              --             824
                                                          ------------    ------------    ------------    ------------
  Total assets........................................... $        625    $      7,797    $        534    $      8,956
                                                          ============    ============    ============    ============
Liabilities
Derivative liabilities: (1)
Interest rate............................................ $         --    $          6    $         --    $          6
Foreign currency exchange rate...........................           --              11              --              11
                                                          ------------    ------------    ------------    ------------
  Total derivative liabilities...........................           --              17              --              17
                                                          ------------    ------------    ------------    ------------
Embedded derivatives within liability host contracts (3).           --              --             (30)            (30)
                                                          ------------    ------------    ------------    ------------
  Total liabilities...................................... $         --    $         17    $        (30)   $        (13)
                                                          ============    ============    ============    ============

-----------
(1) Derivative assets are presented within other invested assets on the consolidated balance sheets and derivative liabilities are presented within other liabilities on the consolidated balance sheets.

(2) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

(3) Embedded derivatives within liability host contracts are presented within other liabilities on the consolidated balance sheets.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


   The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

  Investments

   Valuation Controls and Procedures

      On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third-party pricing providers and the controls and procedures to evaluate third-party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.'s Board of Directors regarding compliance with fair value accounting standards.

      The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities at December 31, 2017.

      The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

   Securities and Short-term Investments

      When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


      When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


      The valuation of most instruments listed below is determined using independent pricing sources, matrix pricing, discounted cash flow methodologies or other similar techniques that use either observable market inputs or unobservable inputs.

                                 Level 2                                            Level 3
Instrument                  Observable Inputs                                 Unobservable Inputs
-----------------------------------------------------------------------------------------------------------------
Fixed maturity securities
-----------------------------------------------------------------------------------------------------------------
 U.S. corporate and Foreign corporate securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market and   Valuation Approaches: Principally the market
            income approaches.                                 approach.
            Key Inputs:                                        Key Inputs:
            . quoted prices in markets that are not active     . illiquidity premium
            . benchmark yields; spreads off benchmark yields;  . delta spread adjustments to reflect specific
              new issuances; issuer rating                       credit-related issues
            . trades of identical or comparable securities;
              duration                                         . credit spreads
            . Privately-placed securities are valued using     . quoted prices in markets that are not active
              the additional key inputs:                         for identical or similar securities that are
             . market yield curve; call provisions               less liquid and based on lower levels of
             . observable prices and spreads for similar         trading activity than securities classified in
               public or private securities that incorporate     Level 2
               the credit quality and industry sector of the   . independent non-binding broker quotations
               issuer
             . delta spread adjustments to reflect specific
               credit-related issues
-----------------------------------------------------------------------------------------------------------------
 Foreign government, U.S. government and agency and State and political subdivision securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market       Valuation Approaches: Principally the market
            approach.                                          approach.
            Key Inputs:                                        Key Inputs:
            . quoted prices in markets that are not active     . independent non-binding broker quotations
            . benchmark U.S. Treasury yield or other yields    . quoted prices in markets that are not active
                                                                 for identical or similar securities that are
            . the spread off the U.S. Treasury yield curve       less liquid and based on lower levels of
              for the identical security                         trading activity than securities classified in
            . issuer ratings and issuer spreads;                 Level 2
              broker-dealer quotes                             . credit spreads
            . comparable securities that are actively traded
-----------------------------------------------------------------------------------------------------------------
 Structured Securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market and   Valuation Approaches: Principally the market and
            income approaches.                                 income approaches.
            Key Inputs:                                        Key Inputs:
            . quoted prices in markets that are not active     . credit spreads
            . spreads for actively traded securities; spreads  . quoted prices in markets that are not active
              off benchmark yields                               for identical or similar securities that are
            . expected prepayment speeds and volumes             less liquid and based on lower levels of
            . current and forecasted loss severity; ratings;     trading activity than securities classified in
              geographic region                                  Level 2
            . weighted average coupon and weighted average     . independent non-binding broker quotations
              maturity
            . average delinquency rates; debt-service
              coverage ratios
            . issuance-specific information, including, but
              not limited to:
             . collateral type; structure of the security;
               vintage of the loans
             . payment terms of the underlying assets
             . payment priority within the tranche; deal
               performance
-----------------------------------------------------------------------------------------------------------------
Equity securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market
            approach.                                          . N/A
            Key Input:
            . quoted prices in markets that are not
              considered active
-----------------------------------------------------------------------------------------------------------------
Short-term investments
-----------------------------------------------------------------------------------------------------------------
            . Short-term investments are of a similar nature   . Short-term investments are of a similar nature
              and class to the fixed maturity and equity         and class to the fixed maturity securities
              securities described above; accordingly, the       described above; accordingly, the valuation
              valuation techniques and observable inputs used    techniques and unobservable inputs used in
              in their valuation are also similar to those       their valuation are also similar to those
              described above.                                   described above.
-----------------------------------------------------------------------------------------------------------------
Separate account assets (1)
-----------------------------------------------------------------------------------------------------------------
 Mutual funds and hedge funds without readily determinable fair values as prices are not published publicly
-----------------------------------------------------------------------------------------------------------------
            Key Input:                                         .  N/A
            . quoted prices or reported net asset value
              provided by the fund managers

-----------

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)

    (1)Estimated fair value equals carrying value, based on the value of the underlying assets, including: mutual fund interests, fixed maturity securities, equity securities, derivatives, hedge funds, short-term investments and cash and cash equivalents.

  Derivatives

     The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

     The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

     Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk-free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

   Freestanding Derivatives Valuation Approaches and Key Inputs:

      Level 2 includes all types of derivatives utilized by the Company.

      Freestanding derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques. Key inputs are as follows:

                                                                                    Foreign Currency
             Instrument                            Interest Rate                      Exchange Rate                Credit
---------------------------------------------------------------------------------------------------------------------------------
Inputs common to Level 2 by            . swap yield curves                    . swap yield curves            . swap yield curves
 instrument type                       . basis curves                         . basis curves                 . credit curves
                                                                              . currency spot rates          . recovery rates
                                                                              . cross currency basis curves

  Embedded Derivatives

     Embedded derivatives are included within funds withheld on ceded reinsurance. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


     The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as described in "-- Investments -- Securities and Short-term Investments." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities on the consolidated balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

   Embedded Derivatives Within Liability Host Contracts

     Level 3 Valuation Approaches and Key Inputs:

       Embedded derivatives within funds withheld on ceded reinsurance

          These embedded derivatives are principally valued using the income approach. The valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curves and the fair value of assets within the reference portfolio. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include the fair value of certain assets within the reference portfolio which are not observable in the market and cannot be derived principally from, or corroborated by, observable market data.

  Transfers between Levels

     Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

   Transfers between Levels 1 and 2:

      There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at both December 31, 2017 and 2016.

   Transfers into or out of Level 3:

      Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

     The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:

                                                            December 31, 2017                     December 31, 2016
                                                        --------------------------            -------------------------

                                     Significant                               Weighted                              Weighted
            Valuation Techniques  Unobservable Inputs       Range             Average (1)         Range             Average (1)
            -------------------- ---------------------- -------------         ------------    -------------         -----------

 Fixed
 maturity
 securities
 (3)

 U.S.
 corporate
 and
 foreign
 corporate. . Matrix pricing      . Offered quotes (4)   93      -    124         108          94      -    126         106
            . Market pricing      . Quoted prices (4)    65      -    374         184           6      -    305         195
            ------------------------------------------------------------------------------------------------------------------
            . Consensus pricing   . Offered quotes (4)                                         117     -    117         117
 Foreign
 government
            . Market pricing      . Quoted prices (4)    106     -    131         131
            ------------------------------------------------------------------------------------------------------------------
RMBS....... . Market pricing      . Quoted prices (4)    70      -    101          95          61      -    137         91
            ------------------------------------------------------------------------------------------------------------------
ABS........ . Market pricing      . Quoted prices (4)    90      -    103          98          99      -    100         99
            ------------------------------------------------------------------------------------------------------------------

               Impact of
            Increase in Input
              on Estimated
             Fair Value (2)
            -----------------

 Fixed
 maturity
 securities
 (3)

 U.S.
 corporate
 and
 foreign
 corporate.    Increase
               Increase

               Increase
 Foreign
 government
               Increase

RMBS.......    Increase (5)

ABS........    Increase (5)

-----------

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)

(1) The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2) The impact of a decrease in input would have the opposite impact on estimated fair value.

(3) Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4) Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(5) Changes in the assumptions used for the probability of default are accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

     The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including embedded derivatives within funds withheld on ceded reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


     The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                            Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                         ----------------------------------------------------------------------------
                                                     Fixed Maturity Securities
                                         ------------------------------------------------
                                                                                   State and
                                                         Foreign      Structured   Political    Short-term     Net Embedded
                                         Corporate (1)  Government    Securities  Subdivision   Investments   Derivatives (2)
                                         -------------  ----------    ----------  -----------   -----------   ---------------
                                                                         (In millions)
Balance, January 1, 2016................  $       285   $      147    $      100  $        2    $        2      $       50
Total realized/unrealized gains
 (losses) included in net income
 (loss) (3) (4).........................            2           --             3          --            --             (20)
Total realized/unrealized gains
 (losses) included in AOCI..............            7           --             1          --            --              --
Purchases (5)...........................          106           --            29          --            --              --
Sales (5)...............................          (10)          --           (14)         --            --              --
Issuances (5)...........................           --           --            --          --            --              --
Settlements (5).........................           --           --            --          --            --              --
Transfers into Level 3 (6)..............           25           --            --          --            --              --
Transfers out of Level 3 (6)............          (30)        (109)           (8)         (2)           (2)             --
                                          -----------   ----------    ----------  ----------    ----------      ----------
Balance, December 31, 2016..............          385           38           111          --            --              30
Total realized/unrealized gains
 (losses) included in net income
 (loss) (3) (4).........................            2           (1)            2          --            --             (55)
Total realized/unrealized gains
 (losses) included in AOCI..............           89            5             4          --            --              --
Purchases (5)...........................          211            1            23          --             5              --
Sales (5)...............................          (76)          --           (29)         --            --              --
Issuances (5)...........................           --           --            --          --            --              --
Settlements (5).........................           --           --            --          --            --              --
Transfers into Level 3 (6)..............            2           --             3          --            --              --
Transfers out of Level 3 (6)............          (57)          --            (6)         --            --              --
                                          -----------   ----------    ----------  ----------    ----------      ----------
Balance, December 31, 2017..............  $       556   $       43    $      108  $       --    $        5      $      (25)
                                          ===========   ==========    ==========  ==========    ==========      ==========
Changes in unrealized gains (losses)
 included in net income (loss) for the
 instruments still held at December 31,
 2015 (7)...............................  $         1   $        1    $        3  $       --    $       --      $       80
                                          ===========   ==========    ==========  ==========    ==========      ==========
Changes in unrealized gains (losses)
 included in net income (loss) for the
 instruments still held at December 31,
 2016: (7)..............................  $         2   $       --    $        2  $       --    $       --      $      (19)
                                          ===========   ==========    ==========  ==========    ==========      ==========
Changes in unrealized gains (losses)
 included in net income (loss) for the
 instruments still held at December 31,
 2017: (7)..............................  $         2   $       --    $        2  $       --    $       --      $      (55)
                                          ===========   ==========    ==========  ==========    ==========      ==========
Gains (Losses) Data for the year ended
 December 31, 2015:
Total realized/unrealized gains
 (losses) included in net income
 (loss) (3) (4).........................  $         3   $        1    $        3  $       --    $       --      $       80
Total realized/unrealized gains
 (losses) included in AOCI..............  $       (10)  $        9    $       (2) $       --    $       --      $       --

-----------
(1) Comprised of U.S. and foreign corporate securities.

(2) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

(3) Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses). Substantially all realized/unrealized gains (losses) included in net income
    (loss) for net embedded derivatives are reported in net derivative gains (losses).

(4) Interest accruals, as well as cash interest coupons received, are excluded from the rollforward.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


(5) Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(6) Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(7) Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods. Substantially all changes in unrealized gains (losses) included in net income (loss) for net embedded derivatives are reported in net derivative gains (losses).

Fair Value of Financial Instruments Carried at Other Than Fair Value

   The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income and payables for collateral under securities loaned and other transactions. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the tables below are not considered financial instruments subject to this disclosure.

   The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                               December 31, 2017
                                             ------------------------------------------------------
                                                                 Fair Value Hierarchy
                                                           --------------------------------      Total
                                              Carrying                                         Estimated
                                               Value        Level 1       Level 2    Level 3   Fair Value
                                             ----------    ----------    ---------- ---------- ----------
                                                                 (In millions)
Assets
Mortgage loans.............................. $      980    $       --    $       -- $    1,033 $    1,033
Policy loans................................ $    1,664    $       --    $       44 $    2,133 $    2,177
Other invested assets....................... $      103    $       --    $      110 $       -- $      110
Premiums, reinsurance and other receivables. $      331    $       --    $        4 $      337 $      341
Liabilities
Policyholder account balances............... $    1,713    $       --    $       -- $    1,883 $    1,883
Long-term debt.............................. $      104    $       --    $      130 $       -- $      130
Other liabilities........................... $       26    $       --    $       26 $       -- $       26
Separate account liabilities................ $       61    $       --    $       61 $       -- $       61

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


                                                               December 31, 2016
                                             ------------------------------------------------------
                                                                 Fair Value Hierarchy
                                                           --------------------------------
                                                                                                    Total
                                              Carrying                                            Estimated
                                               Value        Level 1       Level 2       Level 3   Fair Value
                                             ----------    ----------    ----------    ---------- ----------
                                                                 (In millions)
Assets
Mortgage loans.............................. $      857    $       --    $       --    $      870 $      870
Policy loans................................ $    1,680    $       --    $       45    $    2,090 $    2,135
Other invested assets....................... $      103    $       --    $      110    $       -- $      110
Premiums, reinsurance and other receivables. $      353    $       --    $       28    $      329 $      357
Liabilities
Policyholder account balances............... $    1,718    $       --    $       --    $    1,891 $    1,891
Long-term debt.............................. $      104    $       --    $      126    $       -- $      126
Other liabilities........................... $        4    $       --    $        4    $       -- $        4
Separate account liabilities................ $       56    $       --    $       56    $       -- $       56

   The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

  Mortgage Loans

     The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

  Policy Loans

     Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk, as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

  Other Invested Assets

     These other invested assets are principally comprised of loans to affiliates. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

  Premiums, Reinsurance and Other Receivables

     Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements and amounts receivable for securities sold but not yet settled.

     Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

     The amounts due for securities sold, classified within Level 2, are generally received over short periods such that the estimated fair value approximates carrying value.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


  Policyholder Account Balances

     These policyholder account balances include investment contracts which primarily include certain funding agreements, fixed deferred annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

  Long-term Debt

     The estimated fair value of long-term debt is principally determined using market standard valuation methodologies. Valuations of instruments are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

  Other Liabilities

     Other liabilities consist primarily of interest payable and amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

  Separate Account Liabilities

     Separate account liabilities represent those balances due to policyholders under contracts that are classified as investment contracts.

     Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding.

     Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section "-- Recurring Fair Value Measurements," the value of those assets approximates the estimated fair value of the related separate account liabilities. The valuation techniques and inputs for separate account liabilities are similar to those described for separate account assets.

8. Long-term Debt

   The Company's long-term debt outstanding is comprised of a surplus note due in January 2024, which bears interest at a fixed rate of 7.63%. The outstanding balance of the surplus note was $104 million at both December 31, 2017 and 2016.

   Payments of interest and principal on the Company's surplus note are subordinate to all other obligations and may be made only with the prior approval of the insurance department of the state of domicile.

   Interest expense related to the surplus note, included in other expenses, was $9 million for each of the years ended December 31, 2017, 2016 and 2015.

Letters of Credit

   The Company had access to credit facilities from various banks indirectly through letters of credit available to MetLife, Inc. for the benefit of the Company and certain other affiliates of MetLife, Inc. These facilities were used for collateral for certain of the Company's affiliated reinsurance liabilities. Total fees associated with letters of credit were $3 million, $2 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively, and were included in other expenses. At December 31, 2017, the Company had $25 million in letters of credit outstanding.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



9. Equity

Statutory Equity and Income

   The state of domicile of General American imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"), based on the statutory-based filed financial statements. Companies below specific trigger levels or ratios are classified by their respective levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("CAL RBC"). The CAL RBC ratio for General American was in excess of 500% for all periods presented.

   General American prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the Missouri Department of Insurance. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the state insurance department may impact the effect of Statutory Codification on the statutory capital and surplus of General American.

   Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

   In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by General American are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

   The tables below present amounts from General American, which are derived from the statutory-basis financial statements as filed with the Missouri Department of Insurance.

   Statutory net income (loss) was as follows:

                                                          Years Ended December 31,
                                                     -----------------------------------
 Company                           State of Domicile    2017       2016         2015
--------------------------------- ------------------ ---------- --------    ------------
                                                                (In millions)
 General American Life Insurance
  Company........................      Missouri      $       90 $       (2)  $       204

   Statutory capital and surplus was as follows at:

                                                       December 31,
                                                  ----------------------
         Company                                    2017        2016
        ----------------------------------------- --------- ------------
                                                      (In millions)
         General American Life Insurance Company. $     988  $       923

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

9. Equity (continued)


Dividend Restrictions

   The table below sets forth the dividends permitted to be paid by General American to MetLife, Inc. without insurance regulatory approval and dividends paid:

                                                2018            2017         2016
                                          ----------------- ------------ -------------
                                          Permitted Without
 Company                                    Approval (1)        Paid         Paid
----------------------------------------- ----------------- ------------ -------------
                                                         (In millions)
 General American Life Insurance Company.  $            118 $          1 $          --

-----------

(1) Reflects dividend amounts that may be paid during 2018 without prior regulatory approval. However, because dividend tests may be based on dividends previously paid over a rolling 12-month period, if paid before a specified date during 2017, some or all of such dividends may require regulatory approval.

   Under Missouri State Insurance Law, General American is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife, Inc. as long as the amount of such dividend when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding net realized capital gains). General American will be permitted to pay a dividend to MetLife, Inc. in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Missouri Director of Insurance (the "Missouri Director") and the Missouri Director either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined by the Company as "unassigned funds (surplus)") as of the last filed annual statutory statement requires insurance regulatory approval. Under Missouri State Insurance Law, the Missouri Director has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

9. Equity (continued)


Accumulated Other Comprehensive Income (Loss)

   Information regarding changes in the balances of each component of AOCI was as follows:

                                              Unrealized                             Foreign      Defined
                                           Investment Gains     Unrealized Gains    Currency      Benefit
                                           (Losses), Net of       (Losses) on      Translation     Plans
                                          Related Offsets (1)     Derivatives      Adjustments   Adjustment       Total
                                         --------------------  -----------------  ------------  ------------  ------------
                                                                           (In millions)
Balance at December 31, 2014............        $         496       $          1  $        (11) $         (9) $        477
OCI before reclassifications............                 (471)                18            (3)           --          (456)
Deferred income tax benefit (expense)...                  164                 (7)            3            --           160
                                         --------------------  -----------------  ------------  ------------  ------------
  AOCI before reclassifications, net of
   income tax...........................                  189                 12           (11)           (9)          181
Amounts reclassified from AOCI..........                   (2)                --            --             1            (1)
Deferred income tax benefit (expense)...                    1                 --            --            --             1
                                         --------------------  -----------------  ------------  ------------  ------------
  Amounts reclassified from AOCI, net
   of income tax........................                   (1)                --            --             1            --
                                         --------------------  -----------------  ------------  ------------  ------------
Balance at December 31, 2015............                  188                 12           (11)           (8)          181
OCI before reclassifications............                   79                  7            (2)           (1)           83
Deferred income tax benefit (expense)...                  (28)                (2)           --            --           (30)
                                         --------------------  -----------------  ------------  ------------  ------------
  AOCI before reclassifications, net of
   income tax...........................                  239                 17           (13)           (9)          234
Amounts reclassified from AOCI..........                    8                 --            --             1             9
Deferred income tax benefit (expense)...                   (2)                --            --            --            (2)
                                         --------------------  -----------------  ------------  ------------  ------------
  Amounts reclassified from AOCI, net
   of income tax........................                    6                 --            --             1             7
                                         --------------------  -----------------  ------------  ------------  ------------
Balance at December 31, 2016............                  245                 17           (13)           (8)          241
OCI before reclassifications............                  245                (42)            2            (1)          204
Deferred income tax benefit (expense)...                  (81)                15            (1)            1           (66)
                                         --------------------  -----------------  ------------  ------------  ------------
  AOCI before reclassifications, net of
   income tax...........................                  409                (10)          (12)           (8)          379
Amounts reclassified from AOCI..........                    6                  2            --             1             9
Deferred income tax benefit (expense)...                   (2)                (1)           --            (1)           (4)
                                         --------------------  -----------------  ------------  ------------  ------------
  Amounts reclassified from AOCI, net
   of income tax........................                    4                  1            --            --             5
                                         --------------------  -----------------  ------------  ------------  ------------
Balance at December 31, 2017............        $         413       $         (9) $        (12) $         (8) $        384
                                         ====================  =================  ============  ============  ============

-------------
(1) See Note 5 for information on offsets to investments related to future policy benefits and DAC and VOBA.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

9. Equity (continued)


   Information regarding amounts reclassified out of each component of AOCI was as follows:

                                                                                               Consolidated Statements of
 AOCI Components                                        Amounts Reclassified from AOCI             Operations Locations
--------------------------------------------------  -------------------------------------     ------------------------------
                                                           Years Ended December 31,
                                                    -------------------------------------
                                                        2017          2016          2015
                                                    -----------   -----------   -----------
                                                                (In millions)
Net unrealized investment gains (losses):
Net unrealized investment gains (losses)........... $        (7)  $        (7)  $         3   Net investment gains (losses)
Net unrealized investment gains (losses)...........           1            --            --   Net investment income
Net unrealized investment gains (losses)...........          --            (1)           (1)  Net derivative gains (losses)
                                                    -----------   -----------   -----------
 Net unrealized investment gains (losses), before
  income tax.......................................          (6)           (8)            2
Income tax (expense) benefit.......................           2             2            (1)
                                                    -----------   -----------   -----------
 Net unrealized investment gains (losses), net of
  income tax.......................................          (4)           (6)            1
                                                    -----------   -----------   -----------
Unrealized gains (losses) on derivatives - cash
 flow hedges:
Foreign currency swaps.............................          (2)           --            --   Net derivative gains (losses)
                                                    -----------   -----------   -----------
 Gains (losses) on cash flow hedges, before
  income tax.......................................          (2)           --            --
 Income tax (expense) benefit......................           1            --            --
                                                    -----------   -----------   -----------
 Gains (losses) on cash flow hedges, net of
  income tax.......................................          (1)           --            --
                                                    -----------   -----------   -----------
Defined benefit plans adjustment: (1)
Amortization of net actuarial gains (losses).......          (1)           (1)           (1)
Amortization of prior service (costs) credit.......          --            --            --
                                                    -----------   -----------   -----------
 Amortization of defined benefit plan items,
  before income tax................................          (1)           (1)           (1)
Income tax (expense) benefit.......................           1            --            --
                                                    -----------   -----------   -----------
  Amortization of defined benefit plan items, net
   of income tax...................................          --            (1)           (1)
                                                    -----------   -----------   -----------
  Total reclassifications, net of income tax....... $        (5)  $        (7)  $        --
                                                    ===========   ===========   ===========

-----------
(1) These AOCI components are included in the computation of net periodic benefit costs.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



10. Other Expenses

   Information on other expenses was as follows:

                                                               Years Ended December 31,
                                                          ----------------------------------
                                                             2017        2016        2015
                                                          ----------  ----------  ----------
                                                                     (In millions)
General and administrative expenses...................... $       19  $       10  $       27
Pension, postretirement and postemployment benefit costs.          3           3           3
Premium taxes, other taxes, and licenses & fees..........         15           4           6
Commissions and other variable expenses..................         87         164         175
Capitalization of DAC....................................        (81)       (128)       (143)
Amortization of DAC and VOBA.............................          1          81          76
Interest expense on debt.................................          9           9           9
                                                          ----------  ----------  ----------
 Total other expenses.................................... $       53  $      143  $      153
                                                          ==========  ==========  ==========

   Certain prior year amounts have been reclassified to conform to the current year presentation, which has been revised to align the expense categories with the Company's businesses. The reclassifications did not result in a change to total other expenses.

Capitalization of DAC and Amortization of DAC and VOBA

   See Note 3 for additional information on DAC and VOBA including impacts of capitalization and amortization.

Interest Expense on Debt

   See Note 8 for additional information on interest expense on debt.

Affiliated Expenses

   Commissions and other variable expenses, capitalization of DAC and amortization of DAC and VOBA include the impact of affiliated reinsurance transactions. See Notes 4 and 13 for a discussion of affiliated expenses included in the table above.

11. Income Tax

   On December 22, 2017, President Trump signed into law U.S. Tax Reform. U.S. Tax Reform includes numerous changes in tax law, including a permanent reduction in the federal corporate income tax rate from 35% to 21%, which took effect for taxable years beginning on or after January 1, 2018, and a territorial international tax system which generally eliminates U.S. federal income tax on dividends received from foreign subsidiaries.

   The incremental financial statement impact related to U.S. Tax Reform was as follows:

                                                                                      U.S. Tax Reform
                                                                                    ------------------
                                                                                       (In millions)
Income (loss) before provision for income tax...................................... $               --
Provision for income tax expense (benefit):
Deferred tax revaluation...........................................................               (103)
                                                                                    ------------------
 Total provision for income tax expense (benefit)..................................               (103)
                                                                                    ------------------
Income (loss), net of income tax...................................................                103
Income tax (expense) benefit related to items of other comprehensive income (loss).                  5
                                                                                    ------------------
Increase to net equity from U.S. Tax Reform........................................ $              108
                                                                                    ==================

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

11. Income Tax (continued)


   In accordance with SAB 118 issued by the U.S. Securities and Exchange Commission ("SEC") in December 2017, the Company has recorded provisional amounts for certain items for which the income tax accounting is not complete. For these items, the Company has recorded a reasonable estimate of the tax effects of U.S. Tax Reform. The estimates will be reported as provisional amounts during a measurement period, which will not exceed one year from the date of enactment of U.S. Tax Reform. The Company may reflect adjustments to its provisional amounts upon obtaining, preparing, or analyzing additional information about facts and circumstances that existed as of the enactment date that, if known, would have affected the income tax effects initially reported as provisional amounts.

   The following item is considered a provisional estimate due to complexities and ambiguities in U.S. Tax Reform which resulted in incomplete accounting for the tax effects of these provisions. Further guidance, either legislative or interpretive, and analysis will be required to complete the accounting for this item:

   . Alternative Minimum Tax Credits - U.S. Tax Reform eliminates the corporate alternative minimum tax and allows for minimum tax credit carryforwards to be used to offset future regular tax or to be refunded over the next few years. However, pursuant to the requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended, refund payments issued for corporations claiming refundable prior year alternative minimum tax credits are subject to a sequestration rate of 6.6%. The application of this fee to refunds in future years is subject to further guidance. Additionally, the sequestration reduction rate in effect at the time is subject to uncertainty. The Company has recorded a less than $1 million tax charge included within the deferred tax revaluation.

   The provision for income tax was as follows:

                                                  Years Ended December 31,
                                            ------------------------------------
                                               2017        2016         2015
                                            ----------  ----------  ------------
                                                       (In millions)
Current:
Federal.................................... $      (21) $       18  $          7
Foreign....................................         --          --            20
                                            ----------  ----------  ------------
Subtotal...................................        (21)         18            27
                                            ----------  ----------  ------------
Deferred:
Federal....................................        (50)        (38)           76
                                            ----------  ----------  ------------
Provision for income tax expense (benefit). $      (71) $      (20) $        103
                                            ==========  ==========  ============

   The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                    Years Ended December 31,
                                             --------------------------------------
                                                 2017          2016         2015
                                             ------------  -----------  -----------
                                                          (In millions)
Tax provision at U.S. statutory rate........ $         44  $        (6) $       104
Tax effect of:..............................
Tax-exempt income...........................           (3)          (5)          --
Prior year tax..............................           (7)          (8)          --
U.S. Tax Reform impact......................         (103)          --           --
Dividend received deduction.................           (1)          (1)          (1)
Other, net..................................           (1)          --           --
                                             ------------  -----------  -----------
 Provision for income tax expense (benefit). $       (71)  $      (20)  $       103
                                             ============  ===========  ===========

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

11. Income Tax (continued)


   Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                       December 31,
                                                  ----------------------
                                                     2017        2016
                                                  ----------  ----------
                                                       (In millions)
       Deferred income tax assets:
       Tax credit carryforwards.................. $       26  $       55
       Policyholder liabilities and receivables..          8          45
       Employee benefits.........................          7          12
       Investments, including derivatives........         36          71
       Other.....................................          9          --
                                                  ----------  ----------
       Total deferred income tax assets..........         86         183
                                                  ----------  ----------
       Deferred income tax liabilities:
       Net unrealized investment gains...........        129         141
       DAC.......................................         85         131
       Intangibles...............................          9          17
       Other.....................................         --          11
                                                  ----------  ----------
       Total deferred income tax liabilities.....        223         300
                                                  ----------  ----------
       Net deferred income tax asset (liability). $     (137) $     (117)
                                                  ==========  ==========

   Tax credit carryforwards of $28 million at December 31, 2017 will expire beginning in 2022.

   The Company participates in a tax sharing agreement with MetLife, Inc., as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates included $26 million and $1 million for the years ended December 31, 2017 and 2016, respectively.

   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state, or local income tax examinations in major taxing jurisdictions for years prior to 2007, except for 2006 where the IRS disallowance relates to policyholder liability deductions and the Company is engaged with IRS Appeals. Management believes it has established adequate tax liabilities and final resolution for the year 2006 is not expected to have a material impact on the Company's consolidated financial statements.

   The Company's liability for unrecognized tax benefits may increase or decrease in the next 12 months. For example, federal tax legislation could impact unrecognized tax benefits. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

   The Company had no unrecognized tax benefits for the year ended December 31, 2017. Unrecognized tax benefits were $7 million for both of the years ended December 31, 2016 and 2015. Unrecognized tax benefits, that if recognized, would impact the effective tax rate were $7 million for both of the years ended December 31, 2016 and 2015.

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

11. Income Tax (continued)


   Interest recognized on the consolidated statements of operations was ($2) million for the year ended December 31, 2017. The Company had no interest recognized on the consolidated statements of operations for both of the years ended December 31, 2016 and 2015. There was no interest included in other liabilities on the consolidated balance sheet at December 31, 2017. The Company had $2 million of interest included in other liabilities on the consolidated balance sheet at December 31, 2016.

   The Company had no penalties for the years ended December 31, 2017, 2016 and 2015.

   Prior to U.S. Tax Reform, the dividends received deduction ("DRD") related to variable life insurance and annuity contracts was generally based on a company specific percentage referred to as the company's share. The calculation of this amount was subject to significant dispute between taxpayers and the IRS. U.S. Tax Reform eliminated this dispute by fixing the calculation to a specific percentage subsequent to 2017.

   The Company recognized an income tax benefit of $1 million related to the separate account DRD for each of the years ended December 31, 2017, 2016 and 2015.

12. Contingencies, Commitments and Guarantees

Contingencies

  Litigation

   Sales Practices Claims

      The Company and certain of its affiliates have faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Regulatory authorities in a small number of states and the Financial Industry Regulatory Authority, and occasionally the SEC, have also conducted investigations or inquiries relating to sales of individual life insurance policies or annuities or other products issued by the Company. These investigations often focus on the conduct of particular financial services representatives and the sale of unregistered or unsuitable products or the misuse of client assets. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief, including restitution payments. The Company may continue to resolve investigations in a similar manner.

   Summary

      Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, investor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

      It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular annual periods.

  Insolvency Assessments

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

12. Contingencies, Commitments and Guarantees (continued)

  premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

   Assets and liabilities held for insolvency assessments were as follows:

                                                                           December 31,
                                                                       ---------------------
                                                                          2017       2016
                                                                       ---------- ----------
                                                                           (In millions)
Other Assets:
Premium tax offset for future discounted and undiscounted assessments. $        3 $        4
Premium tax offset currently available for paid assessments...........          1         --
                                                                       ---------- ----------
Total................................................................. $        4 $        4
                                                                       ========== ==========
Other Liabilities:
Insolvency assessments................................................ $        4 $        5
                                                                       ========== ==========

Commitments

  Mortgage Loan Commitments

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $4 million and $19 million at December 31, 2017 and 2016, respectively.

  Commitments to Fund Partnership Investments, Bank Credit Facilities and Private Corporate Bond Investments

     The Company commits to fund partnership investments and to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $112 million and $160 million at December 31, 2017 and 2016, respectively.

Guarantees

   In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation of less than $1 million, with a cumulative maximum of less than $1 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

   In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

   The Company had no liability for indemnities, guarantees and commitments at both December 31, 2017 and 2016.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



13. Related Party Transactions

Service Agreements

   The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include personnel, policy administrative functions and distribution services. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual cost incurred by the Company and/or affiliate. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $36 million, $29 million and $31 million for the years ended December 31, 2017, 2016 and 2015, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $1 million, $1 million and $2 million for the years ended
December 31, 2017, 2016 and 2015, respectively. Revenues received from affiliates related to these agreements, recorded in other revenues, were $0, $1 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

   The Company had net receivables from affiliates, related to the items discussed above, of $4 million and $5 million at December 31, 2017 and 2016, respectively.

   See Notes 4 and 5 for additional information on related party transactions.

14. Subsequent Event

   The Company has evaluated events subsequent to December 31, 2017, through April 12, 2018, which is the date these consolidated financial statements were available to be issued.

Merger

   In February 2018, the Company's Board of Directors approved the merger of General American and Metropolitan Tower Life Insurance Company ("MTL"), a wholly-owned subsidiary of MetLife, Inc. MTL will be the surviving entity and expects to redomicile from Delaware to Nebraska. The Company expects the completion of the merger in the first half of 2018, subject to certain regulatory approvals.

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






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






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

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Unaudited Pro Forma Financial Statement Narrative
                As of and for the Year Ended December 31, 2017

On April 27, 2018, Metropolitan Tower Life Insurance Company ("MTL") merged with General American Life Insurance Company ("General American"), both of which are wholly-owned subsidiaries of MetLife, Inc. The surviving entity of the merger is MTL. The merger represents a transaction among entities under common control, which will be accounted for in a manner similar to the pooling-of-interests method and presented as if the transaction occurred at the beginning of the earliest date for which the financial statements are presented and prior periods will be retrospectively adjusted to furnish comparative information.

Had the transaction occurred on December 31, 2017, the unaudited pro forma consolidated balance sheet combines the audited historical consolidated balance sheet of Metropolitan Tower Life Insurance Company and Subsidiaries (the "Company") and the audited historical consolidated balance sheet of General American and its subsidiary. There are no pro forma balance sheet adjustments. As of December 31, 2017, pro forma total assets and total stockholder's equity would have been $28,062 million and $3,097 million, respectively.

Had the transaction occurred on January 1, 2015, the unaudited pro forma consolidated statement of operations combines the audited historical consolidated statement of operations of the Company and the audited historical consolidated statement of operations of General American and its subsidiary. The Company's unaudited pro forma statement of operations would have reflected a pro forma adjustment to eliminate $12 million for non-recurring expenses recorded during 2017 in connection with completing the merger. The Company's pro forma net income (loss) would have been $341 million, $11 million and $210 million for the years ended December 31, 2017, 2016 and 2015, respectively.

The unaudited pro forma narrative description of the Merger of MTL and GALIC
(i) is presented based on information currently available, (ii) is intended for informational purposes only, and (iii) is not intended to reflect the results of operations or the financial position of the Company that would have resulted had the Merger been effective as of and during the periods presented or the results that may be obtained by the Company in the future. There are no estimates that need to be made.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy
                                   (Destiny)

                         Supplement dated May 1, 2017
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                         Supplement dated May 1, 2017
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                         Supplement dated May 1, 2017
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated May 1, 2017
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance Policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your Policy, without charge, on request. These Policies are no longer available for sale.

   General American Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   On or about December 1, 2016, Metropolitan Life Insurance Company ("MetLife") terminated a net worth maintenance agreement with General American. The net worth maintenance agreement was originally entered into between MetLife and General American on January 6, 2000. Under the agreement, MetLife had agreed, without limitation as to amount, to cause General American to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis.

   The Administrative Office for various Policy transactions is as follows:

       Premium Payments            General American
                                   P.O. Box 790201
                                   St. Louis, MO 63179-0201
       Payment Inquires and        General American
       Correspondence              P.O. Box 356
                                   Warwick, RI 02887-0355
       Beneficiary and Ownership   General American
       Changes                     P.O. Box 392
                                   Warwick, RI 02887-0356
       Surrenders, Loans,          General American
       Withdrawals and             P.O. Box 356
       Division Transfers          Warwick, RI 02887-0356
       Death Claims                General American
                                   P.O. Box 356
                                   Warwick, RI 02887-0356
       All Telephone               (800) 638-9294
       Transactions and Inquiries

   You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet . To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

THE SEPARATE ACCOUNT

   The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the Policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund carefully before investing, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: The Russell Investment Funds are not available to Destiny or Executive Benefit Policies. For all other Policies, the Russell Investment Funds are only available for Policies with an issue date prior to January 1, 2000.

                                       INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUBADVISER
                                       ---------------------------------- -----------------------------

AMERICAN FUNDS INSURANCE SERIES (R)
-- CLASS 2
American Funds Global Small            Seeks long-term growth of            Capital Research and
Capitalization Fund                    capital.                             Management Company

American Funds Growth Fund             Seeks growth of capital.             Capital Research and
                                                                            Management Company
American Funds Growth-Income Fund      Seeks long-term growth of capital    Capital Research and
                                       and income.                          Management Company
BRIGHTHOUSE FUNDS TRUST I (FORMERLY
  MET INVESTORS SERIES TRUST) --
  CLASS A
Clarion Global Real Estate Portfolio   Seeks total return through           Brighthouse Investment
                                       investment in real estate            Advisers, LLC
                                       securities, emphasizing both         Subadviser: CBRE Clarion
                                       capital appreciation and current     Securities LLC
                                       income.                              Brighthouse Investment
ClearBridge Aggressive Growth          Seeks capital appreciation.          Advisers, LLC
Portfolio

                                                                              Subadviser: ClearBridge
                                                                              Investments, LLC
Harris Oakmark International           Seeks long-term capital appreciation.  Brighthouse Investment
  Portfolio                                                                   Advisers, LLC
                                                                              Subadviser: Harris
                                                                              Associates L.P.
Invesco Mid Cap Value Portfolio        Seeks high total return by investing   Brighthouse Investment
                                       in equity securities of mid-sized      Advisers, LLC
                                       companies.                             Subadviser: Invesco
                                                                              Advisers, Inc.
Invesco Small Cap Growth Portfolio     Seeks long-term growth of capital.     Brighthouse Investment
                                                                              Advisers, LLC
                                                                              Subadviser: Invesco
                                                                              Advisers, Inc.
MFS (R) Research International         Seeks capital appreciation.            Brighthouse Investment
Portfolio                                                                     Advisers, LLC
                                                                              Subadviser:
                                                                              Massachusetts Financial
                                                                              Services Company
Morgan Stanley Mid Cap Growth          Seeks capital appreciation.            Brighthouse Investment
Portfolio                                                                     Advisers, LLC
                                                                              Subadviser: Morgan
                                                                              Stanley Investment
                                                                              Management Inc.
PIMCO Total Return Portfolio           Seeks maximum total return,            Brighthouse Investment
                                       consistent with the preservation of    Advisers, LLC
                                       capital and prudent investment         Subadviser: Pacific
                                       management.                            Investment Management
                                                                              Company LLC

FUND                                 INVESTMENT OBJECTIVE                      INVESTMENT ADVISER/SUBADVISER
--------------------------------     ----------------------------------------- -----------------------------
T. Rowe Price Large Cap Value        Seeks long-term capital appreciation by    Brighthouse Investment
  Portfolio                          investing in common stocks believed to     Advisers, LLC
                                     be undervalued. Income is a secondary      Subadviser: T. Rowe Price
                                     objective.                                 Associates, Inc.
T. Rowe Price Mid Cap Growth         Seeks long-term growth of capital.         Brighthouse Investment
  Portfolio                                                                     Advisers, LLC
                                                                                Subadviser: T. Rowe Price
                                                                                Associates, Inc.
BRIGHTHOUSE FUNDS TRUST II
  (FORMERLY METROPOLITAN
  SERIES FUND) -- CLASS A
Baillie Gifford International        Seeks long-term growth of capital.         Brighthouse Investment
  Stock Portfolio                                                               Advisers, LLC
                                                                                Subadviser: Baillie
                                                                                Gifford Overseas Limited
BlackRock Bond Income Portfolio      Seeks a competitive total return           Brighthouse Investment
                                     primarily from investing in fixed-         Advisers, LLC
                                     income securities.                         Subadviser: BlackRock
                                                                                Advisors, LLC
BlackRock Capital Appreciation       Seeks long-term growth of capital.         Brighthouse Investment
  Portfolio                                                                     Advisers, LLC
                                                                                Subadviser: BlackRock
                                                                                Advisors, LLC
BlackRock Large Cap Value            Seeks long-term growth of capital.         Brighthouse Investment
  Portfolio                                                                     Advisers, LLC
                                                                                Subadviser: BlackRock
                                                                                Advisors, LLC
BlackRock Ultra-Short Term Bond      Seeks a high level of current income       Brighthouse Investment
  Portfolio                          consistent with preservation of capital.   Advisers, LLC
                                                                                Subadviser: BlackRock
                                                                                Advisors, LLC
Brighthouse/Artisan Mid Cap Value    Seeks long-term capital growth.            Brighthouse Investment
  Portfolio (formerly Met/Artisan                                               Advisers, LLC
  Mid Cap Value Portfolio)                                                      Subadviser: Artisan
                                                                                Partners Limited
                                                                                Partnership
Brighthouse/Wellington Balanced      Seeks long-term capital appreciation       Brighthouse Investment
  Portfolio (formerly Met/           with some current income.                  Advisers, LLC
  Wellington Balanced Portfolio)                                                Subadviser: Wellington
                                                                                Management Company
                                                                                LLP
Brighthouse/Wellington Core Equity   Seeks to provide a growing stream of       Brighthouse Investment
  Opportunities Portfolio (formerly  income over time and, secondarily,         Advisers, LLC
  Met/Wellington Core Equity         long- term capital appreciation and        Subadviser: Wellington
  Opportunities Portfolio)           current income.                            Management Company
                                                                                LLP
Frontier Mid Cap Growth Portfolio    Seeks maximum capital appreciation.        Brighthouse Investment
                                                                                Advisers, LLC
                                                                                Subadviser: Frontier
                                                                                Capital Management
                                                                                Company, LLC

Jennison Growth Portfolio        Seeks long-term growth of capital.     Brighthouse Investment
                                                                        Advisers, LLC
                                                                        Subadviser: Jennison
                                                                        Associates LLC
MetLife Aggregate Bond Index     Seeks to track the performance of the  Brighthouse Investment
  Portfolio (formerly Barclays   Bloomberg Barclays U.S. Aggregate      Advisers, LLC
  Aggregate Bond Index           Bond Index.                            Subadviser: MetLife
  Portfolio)                                                            Investment Advisors, LLC
MetLife Mid Cap Stock Index      Seeks to track the performance of the  Brighthouse Investment
  Portfolio                      Standard & Poor's MidCap 400 (R)       Advisers, LLC
                                 Composite Stock Price Index.           Subadviser: MetLife
                                                                        Investment Advisors, LLC
MetLife MSCI EAFE (R) Index      Seeks to track the performance of the  Brighthouse Investment
  Portfolio (formerly MSCI EAFE  MSCI EAFE (R) Index.                   Advisers, LLC
  (R) Index Portfolio)                                                  Subadviser: MetLife
                                                                        Investment Advisors, LLC

FUND                   INVESTMENT OBJECTIVE                  INVESTMENT ADVISER/SUBADVISER
---------------------  ------------------------------------- -----------------------------

MetLife Russell 2000   Seeks to track the performance of       Brighthouse Investment
  (R) Index Portfolio  the Russell 2000 (R) Index.             Advisers, LLC
  (formerly Russell                                            Subadviser: MetLife
  2000 (R) Index                                               Investment Advisors,
  Portfolio)                                                   LLC
MetLife Stock Index    Seeks to track the performance of       Brighthouse Investment
  Portfolio            the Standard & Poor's 500 (R)           Advisers, LLC
                       Composite Stock Price Index.            Subadviser: MetLife
                                                               Investment Advisors,
                                                               LLC
MFS (R) Total Return   Seeks a favorable total return          Brighthouse Investment
  Portfolio            through investment in a                 Advisers, LLC
                       diversified portfolio.                  Subadviser:
                                                               Massachusetts Financial
                                                               Services Company
MFS (R) Value          Seeks capital appreciation.             Brighthouse Investment
  Portfolio                                                    Advisers, LLC
                                                               Subadviser:
                                                               Massachusetts Financial
                                                               Services Company
Neuberger Berman       Seeks high total return, consisting     Brighthouse Investment
  Genesis Portfolio    principally of capital appreciation.    Advisers, LLC
                                                               Subadviser: Neuberger
                                                               Berman Investment
                                                               Advisers LLC
T. Rowe Price Large    Seeks long-term growth of capital.      Brighthouse Investment
  Cap Growth                                                   Advisers, LLC
  Portfolio                                                    Subadviser: T. Rowe
                                                               Price Associates, Inc.
T. Rowe Price Small    Seeks long-term capital growth.         Brighthouse Investment
  Cap Growth                                                   Advisers, LLC
  Portfolio                                                    Subadviser: T. Rowe
                                                               Price Associates, Inc.
VanEck Global          Seeks long-term capital                 Brighthouse Investment
  Natural Resources    appreciation with income as a           Advisers, LLC
  Portfolio            secondary consideration.                Subadviser: Van Eck
                                                               Associates Corporation
Western Asset          Seeks to maximize total return          Brighthouse Investment
  Management           consistent with preservation of         Advisers, LLC
  Strategic Bond       capital.                                Subadviser: Western
  Opportunities                                                Asset Management
  Portfolio                                                    Company
Western Asset          Seeks to maximize total return          Brighthouse Investment
  Management U.S.      consistent with preservation of         Advisers, LLC
  Government           capital and maintenance of              Subadviser: Western
  Portfolio            liquidity.                              Asset Management
                                                               Company
FIDELITY (R)
  VARIABLE
  INSURANCE
  PRODUCTS --
  INITIAL CLASS
Equity-Income          Seeks reasonable income. The            Fidelity Management &
  Portfolio            fund will also consider the             Research Company
                       potential for capital appreciation.     Subadviser: FMR Co.,
                       The fund's goal is to achieve a         Inc.
                       yield which exceeds the composite
                       yield on the securities comprising
                       the S&P 500 (R) Index.
Mid Cap Portfolio      Seeks long-term growth of capital.      Fidelity Management &
                                                               Research Company

                                                              Subadviser: FMR Co.,
                                                              Inc.
JPMORGAN INSURANCE
  TRUST -- CLASS 1
JPMorgan Insurance      Seeks to maximize total return by     J.P. Morgan Investment
  Trust Core Bond       investing primarily in a diversified  Management Inc.
  Portfolio             portfolio of intermediate- and
                        long-term debt securities.
JPMorgan Insurance      Seeks capital growth over the long    J.P. Morgan Investment
  Trust Small Cap Core  term.                                 Management Inc.
  Portfolio

FUND                     INVESTMENT OBJECTIVE                INVESTMENT ADVISER/SUBADVISER
-----------------------  ----------------------------------- -----------------------------

RUSSELL INVESTMENT
  FUNDS
International Developed  Seeks to provide long term capital   Russell Investment
  Markets Fund           growth.                              Management Company
  (formerly Non-U.S.
  Fund)
                                                              Subadvisers: Barrow,
                                                              Hanley,
                                                              Mewhinney & Strauss,
                                                              LLC;
                                                              GQG Partners LLC;
                                                              Numeric Investors LLC;
                                                              Pzena Investment
                                                              Management, LLC;
                                                              Wellington Management
                                                              Company LLP
Strategic Bond Fund      Seeks to provide current income,     Russell Investment
  (formerly Core Bond    and as a secondary objective,        Management Company
  Fund)                  capital appreciation.
                                                              Subadvisers: Colchester
                                                              Global Investors Limited;
                                                              Logan Circle Partners,
                                                              L.P.;
                                                              Pareto Investment
                                                              Management Limited;
                                                              Schroder Investment
                                                              Management North
                                                              America Inc.;
                                                              Scout Investments, Inc.;
                                                              Western Asset
                                                              Management Company
                                                              and Western Asset
                                                              Management Company
                                                              Limited
U.S. Small Cap Equity    Seeks to provide long term capital   Russell Investment
  Fund (formerly         growth.                              Management Company
  Aggressive Equity
  Fund)
                                                              Subadvisers: DePrince,
                                                              Race & Zollo, Inc.;
                                                              Monarch Partners Asset
                                                              Management LLC;
                                                              RBC Global Asset
                                                              Management (U.S.) Inc.;
                                                              Snow Capital
                                                              Management L.P.;
                                                              Timpani Capital
                                                              Management LLC
U.S. Strategic Equity    Seeks to provide long term capital   Russell Investment
  Fund (formerly Multi-  growth.                              Management Company
  Style Equity Fund)
                                                              Subadvisers: Barrow,
                                                              Hanley,
                                                              Mewhinney & Strauss,
                                                              LLC;
                                                              Jacobs Levy Equity
                                                              Management, Inc.;
                                                              Mar Vista Investment
                                                              Partners, LLC;
                                                              Suffolk Capital
                                                              Management, LLC;
                                                              William Blair Investment
                                                              Management, LLC
VANECK VIP TRUST
  -- INITIAL CLASS

  VanEck VIP Emerging  Seeks long-term capital            Van Eck Associates
    Markets Fund       appreciation by investing          Corporation
                       primarily in equity securities in
                       emerging markets around the
                       world.

--------
FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity
(R) Variable Insurance Products and the VanEck VIP Trust, we offer Initial Class shares; for Brighthouse Funds Trust I, we offer Class A shares; for Brighthouse Funds Trust II, we offer Class A shares; and for the American Funds Insurance Series, (R) we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

                                  FEE TABLES

   The tables below describe the Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. One table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2016. The other table describes the annual operating expenses of each Fund for the year ended December 31, 2016, before and after any applicable fee waivers and expense reimbursements. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL FUND OPERATING EXPENSES

                                                                                                          MINIMUM MAXIMUM
                                                                                                          ------- ------
   Total Annual Fund Operating Expenses
   (expenses that are deducted from Fund assets, including management fees, distribution and/or service
     (12b-1) fees, and other expenses)................................................................... 0.27%   1.18%

FUND FEES AND EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

   The following table is a summary. For more complete information on Fund fees and expenses, please refer to the prospectus for each Fund.

                                                    DISTRIBUTION          ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                       AND/OR             FUND FEES  ANNUAL      AND/OR      ANNUAL
                                         MANAGEMENT   SERVICE     OTHER      AND    OPERATING    EXPENSE    OPERATING
FUND                                        FEE     (12B-1) FEES EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
---------------------------------------- ---------- ------------ -------- --------- --------- ------------- ---------

AMERICAN FUNDS INSURANCE SERIES
  (R)
American Funds Global Small
Capitalization Fund.....................    0.70%       0.25%      0.04%      --      0.99%         --        0.99%
American Funds Growth Fund..............    0.33%       0.25%      0.02%      --      0.60%         --        0.60%
American Funds Growth-Income Fund.......    0.27%       0.25%      0.02%      --      0.54%         --        0.54%
BRIGHTHOUSE FUNDS TRUST I
Clarion Global Real Estate Portfolio....    0.61%         --       0.04%      --      0.65%         --        0.65%
ClearBridge Aggressive Growth Portfolio.    0.56%         --       0.01%      --      0.57%       0.02%       0.55%
Harris Oakmark International Portfolio..    0.77%         --       0.04%      --      0.81%       0.02%       0.79%
Invesco Mid Cap Value Portfolio.........    0.65%         --       0.03%    0.05%     0.73%       0.02%       0.71%
Invesco Small Cap Growth Portfolio......    0.85%         --       0.03%      --      0.88%       0.02%       0.86%

MFS (R) Research International Portfolio....... 0.70%  -- 0.04%  -- 0.74% 0.06% 0.68%
Morgan Stanley Mid Cap Growth Portfolio........ 0.65%  -- 0.05%  -- 0.70% 0.01% 0.69%
PIMCO Total Return Portfolio................... 0.48%  -- 0.05%  -- 0.53% 0.03% 0.50%
T. Rowe Price Large Cap Value Portfolio........ 0.57%  -- 0.02%  -- 0.59% 0.03% 0.56%
T. Rowe Price Mid Cap Growth Portfolio......... 0.75%  -- 0.03%  -- 0.78%   --  0.78%
BRIGHTHOUSE FUNDS TRUST II
Baillie Gifford International Stock Portfolio.. 0.80%  -- 0.05%  -- 0.85% 0.12% 0.73%
BlackRock Bond Income Portfolio................ 0.33%  -- 0.04%  -- 0.37%   --  0.37%
BlackRock Capital Appreciation Portfolio....... 0.70%  -- 0.02%  -- 0.72% 0.09% 0.63%
BlackRock Large Cap Value Portfolio............ 0.63%  -- 0.03%  -- 0.66% 0.03% 0.63%
BlackRock Ultra-Short Term Bond Portfolio...... 0.35%  -- 0.03%  -- 0.38% 0.02% 0.36%
Brighthouse/Artisan Mid Cap Value Portfolio.... 0.82%  -- 0.03%  -- 0.85%   --  0.85%
Brighthouse/Wellington Balanced Portfolio...... 0.46%  -- 0.09%  -- 0.55%   --  0.55%

                                                                                         FEE
                                          DISTRIBUTION          ACQUIRED     TOTAL      WAIVER       NET TOTAL
                                             AND/OR             FUND FEES   ANNUAL      AND/OR        ANNUAL
                               MANAGEMENT   SERVICE     OTHER      AND     OPERATING    EXPENSE      OPERATING
FUND                              FEE     (12B-1) FEES EXPENSES EXPENSES   EXPENSES   REIMBURSEMENT   EXPENSES
-----------------------------  ---------- ------------ -------- --------- ----------  -------------  ---------
Brighthouse/Wellington Core
  Equity
  Opportunities Portfolio....     0.70%        --        0.02%      --        0.72%      0.11%          0.61%
Frontier Mid Cap Growth
  Portfolio..................     0.72%        --        0.03%      --        0.75%      0.02%          0.73%
Jennison Growth Portfolio....     0.60%        --        0.02%      --        0.62%      0.08%          0.54%
MetLife Aggregate Bond
  Index Portfolio............     0.25%        --        0.03%      --        0.28%      0.01%          0.27%
MetLife Mid Cap Stock
  Index Portfolio............     0.25%        --        0.05%    0.01%       0.31%        --           0.31%
MetLife MSCI EAFE (R)
  Index Portfolio............     0.30%        --        0.08%    0.01%       0.39%        --           0.39%
MetLife Russell 2000 (R)
  Index Portfolio............     0.25%        --        0.06%    0.01%       0.32%        --           0.32%
MetLife Stock Index
  Portfolio..................     0.25%        --        0.02%      --        0.27%      0.01%          0.26%
MFS (R) Total Return
  Portfolio..................     0.56%        --        0.05%      --        0.61%        --           0.61%
MFS (R) Value Portfolio......     0.70%        --        0.02%      --        0.72%      0.14%          0.58%
Neuberger Berman Genesis
  Portfolio..................     0.81%        --        0.04%      --        0.85%      0.01%          0.84%
T. Rowe Price Large Cap
  Growth Portfolio...........     0.60%        --        0.02%      --        0.62%      0.02%          0.60%
T. Rowe Price Small Cap
  Growth Portfolio...........     0.47%        --        0.03%      --        0.50%        --           0.50%
VanEck Global Natural
  Resources Portfolio........     0.78%        --        0.03%      --        0.81%      0.01%          0.80%
Western Asset Management
  Strategic Bond
  Opportunities Portfolio....     0.57%        --        0.03%    0.01%       0.61%      0.05%          0.56%
Western Asset Management
  U.S. Government Portfolio..     0.47%        --        0.03%      --        0.50%      0.01%          0.49%
FIDELITY (R) VARIABLE
  INSURANCE PRODUCTS
Equity-Income Portfolio......     0.45%        --        0.09%    0.05%       0.59%        --           0.59%
Mid Cap Portfolio............     0.55%        --        0.08%      --        0.63%        --           0.63%
JPMORGAN INSURANCE
  TRUST
JPMorgan Insurance Trust
  Core Bond Portfolio........     0.40%        --        0.24%    0.01%       0.65%      0.05%          0.60%
JPMorgan Insurance Trust
  Small Cap Core Portfolio...     0.65%        --        0.22%    0.01%       0.88%      0.01%          0.87%
RUSSELL INVESTMENT
  FUNDS
International Developed
  Markets Fund................    0.90%        --        0.12%      --        1.02%        --           1.02%
Strategic Bond Fund...........    0.55%        --        0.09%      --        0.64%        --           0.64%
U.S. Small Cap Equity Fund....    0.90%        --        0.12%      --        1.02%        --           1.02%
U.S. Strategic Equity Fund....    0.73%        --        0.10%      --        0.83%        --           0.83%
VANECK VIP TRUST
VanEck VIP Emerging
  Markets Fund................    1.00%        --        0.18%      --        1.18%        --           1.18%

   The information shown in the table above was provided by the Funds. Certain Funds and their investment adviser have entered into expense reimbursement and/or fee waiver arrangements that will continue from May 1, 2017 through April 30, 2018. These arrangements can be terminated with respect to these Funds only with the approval of the Fund's board of directors or trustees. Please see the Funds' prospectuses for additional information regarding these arrangements.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS
   An investment adviser (other than Brighthouse Investment Advisers, LLC) or subadviser of a Fund, or its affiliates, may make payments to us and/or certain of our affiliates. Prior to March 6, 2017, Brighthouse Investment Advisers, LLC was known as MetLife Advisers, LLC and as of the date of this prospectus, our affiliate. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Policies and, in our role as an intermediary, with respect to the Funds. We and our affiliates may profit from these payments.

These payments may be derived, in whole or in part, from the advisory fee deducted from Fund assets. Policy Owners, through their indirect investment in the Funds, bear the costs of these advisory fees (see the prospectuses for the Funds for more information). The amount of the payments we receive is based on a percentage of assets of the Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.

   Additionally, an investment adviser (other than Brighthouse Investment Advisers, LLC) or subadviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the Policies.

   As of the date of this prospectus supplement, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, Brighthouse Investment Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in Brighthouse Investment Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Funds. We will benefit accordingly from assets allocated to the Funds to the extent they result in profits to the adviser. (See "Fee Tables -- Fund Fees and Expenses" for information on the management fees paid by the Funds and the Statements of Additional Information for the Funds for information on the management fees paid by the adviser to the subadvisers.) In 2016, MetLife, Inc. announced plans to pursue the separation, through one or more transactions, of a substantial portion of its U.S. retail business, including Brighthouse Investment Advisers, LLC, then known as MetLife Advisers, LLC. The new separate retail business will be organized under a holding company named Brighthouse Financial, Inc. ("Brighthouse"). Following these transactions, Brighthouse Investment Advisers, LLC will be a wholly-owned subsidiary of Brighthouse and will no longer be affiliated with MetLife, Inc., and it is expected that MetLife, Inc. and/or certain of its affiliates will receive payments from Brighthouse Investment Advisers and/or its affiliates of the type described in the second preceding paragraph. Additionally, it is expected that MetLife, Inc. and/or certain of its affiliates will receive payments from Brighthouse Investment Advisers and/or its affiliates in an amount approximately equal to the profit distributions they would have received had these transactions not occurred.

                                 POLICY RIGHTS

TRANSFERS

   We have modified the fourth paragraph in the RESTRICTIONS ON TRANSFERS subsection in TRANSFERS to read as follows:

   Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when we detect transfer activity in the Monitored Funds that exceeds our current transfer limits, we require future transfer requests to or from any Monitored Funds under that Policy to be submitted in writing with an original signature. A first occurrence will result in a warning letter; the second occurrence will result in imposition of this restriction for a six-month period; a third occurrence will result in the permanent imposition of the restriction.

   We have also modified the Restrictions on LARGE TRANSFERS subsection in TRANSFERS to read as follows:

   RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the underlying Funds and may disrupt fund management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from Funds except where the fund manager of a particular underlying Fund has brought large transfer activity to our attention for investigation on a case-by-case basis. For example, some fund managers have asked us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple Owners by a third party such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above where future transfer requests from that third party must be submitted in writing with an original signature. A first occurrence will result in a warning letter; a second occurrence will result in the imposition of this restriction for a six-month period; a third occurrence will result in the permanent imposition of the restriction.

SEPARATE ACCOUNT CHARGES
   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Jennison Growth Portfolio, and that are in excess of 0.88% for the Division investing in the MFS(R) Research International Portfolio.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Funds, will satisfy these diversification requirements. If Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   TAX TREATMENT OF POLICY BENEFITS. The death benefit under the Policy should generally be excludable from the gross income of the Beneficiary to the extent provided in Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy

Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating a change to an existing Policy or using a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution or a deemed distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Code section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made a Policy Owner or holder of the Policy or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   MODIFIED ENDOWMENT CONTRACTS. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a Policy Owner that is a non-natural person, such as a corporation.

   DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contract are generally treated first as a non-taxable recovery of the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as gain taxable as ordinary income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue to qualify as a life insurance contract for Federal income tax purposes. Such a cash distribution will be subject to different tax rules and may be treated in whole or in part as taxable income.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   MULTIPLE POLICIES. All modified endowment contracts that are issued by General American (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to specific tax rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences.

   CORPORATE ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

   PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   POSSIBLE CHARGE FOR TAXES. At the present time, General American makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. General American, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

                         DISTRIBUTION OF THE POLICIES

   The principal executive offices of MetLife Investors Distribution Company, the principal underwriter and distributor of the Policies, are located at 200 Park Avenue, New York, New York 10166.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                        American Vision Series VUL 2002
               Executive Benefit Flexible Premium Variable Life
        Flexible Premium Joint and Last Survivor Variable Life (VUL 98)
              Flexible Premium Variable Life (General SelectPlus)
                 Flexible Premium Variable Life (Russell VUL)
                   Flexible Premium Variable Life (VUL 100)
                    Flexible Premium Variable Life (VUL 95)
                  Flexible Premium Variable Life (VUL 98/00)
                       Variable Life Insurance (Destiny)

 Supplement dated December 31, 2016 to the prospectuses for the variable life insurance policies issued by General American Life Insurance Company, listed above

The following information supplements, and to the extent inconsistent therewith, replaces the information in the prospectuses. Please retain this supplement for future reference.

The Company
-----------

The first paragraph describing the Company under "The Company" is replaced with the following:

    General American is a wholly-owned subsidiary of, and controlled by, MetLife, Inc., a publicly traded company. General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                                                               SUPP-GALICVL1216

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy
                                   (Destiny)

                         Supplement dated May 1, 2016
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                         Supplement dated May 1, 2016
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                         Supplement dated May 1, 2016
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated May 1, 2016
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance Policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your Policy, without charge, on request. These Policies are no longer available for sale.

   General American Life Insurance Company is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   On January 12, 2016, MetLife, Inc. announced its plan to pursue the separation of a substantial portion of its retail segment and is currently evaluating structural alternatives for such a separation. Any separation transaction that might occur will be subject to the satisfaction of various conditions and approvals, including approval of any transaction by the MetLife, Inc. Board of Directors, satisfaction of any applicable requirements of the SEC, and receipt of insurance and other regulatory approvals and other anticipated conditions. Because the form of a separation has not yet been set, MetLife, Inc. cannot currently provide a specific potential completion date or information about the potential impact on the financial strength of any company that issues variable insurance products. No assurance can be given regarding the form that a separation transaction may take or the specific terms thereof, or that a separation will in fact occur. However, any separation transaction will not affect the terms or conditions of your Policy, and General American Life Insurance Company will remain fully responsible for its respective contractual obligations to Policy owners.

   The Administrative Office for various Policy transactions is as follows:

   Premium Payments                       General American
                                          P.O. Box 790201
                                          St. Louis, MO 63179-0201
   Payment Inquires and                   General American
   Correspondence                         P.O. Box 355
                                          Warwick, RI 02887-0355
   Beneficiary and Ownership              General American
   Changes                                P.O. Box 357
                                          Warwick, RI 02887-0356
   Surrenders, Loans,                     General American
   Withdrawals and                        P.O. Box 356
   Division Transfers                     Warwick, RI 02887-0356
   Death Claims                           General American
                                          P.O. Box 356
                                          Warwick, RI 02887-0356
   All Telephone                          (800) 638-9294
   Transactions and Inquiries

   You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet . To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

THE SEPARATE ACCOUNT

   The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the Policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: The Russell Investment Funds are not available to Destiny or Executive Benefit Policies. For all other Policies, the Russell Investment Funds are only available for Policies with an issue date prior to January 1, 2000.

FUND                                   INVESTMENT OBJECTIVE                   INVESTMENT ADVISER/SUBADVISER
-------------------------------------  -------------------------------------  --------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R)
 -- CLASS 2
American Funds Global Small            Seeks long-term growth of capital.     Capital Research and Management
 Capitalization Fund                                                          Company
American Funds Growth Fund             Seeks growth of capital.               Capital Research and Management
                                                                              Company
American Funds Growth-Income Fund      Seeks long-term growth of capital and  Capital Research and Management
                                       income.                                Company
FIDELITY(R) VARIABLE INSURANCE
 PRODUCTS -- INITIAL CLASS
 Equity-Income Portfolio               Seeks reasonable income. The fund      Fidelity Management & Research
                                       will also consider the potential for   Company Subadviser: FMR Co., Inc.
                                       capital appreciation. The fund's goal
                                       is to achieve a yield which exceeds
                                       the composite yield on the securities
                                       comprising the S&P 500(R) Index.
Mid Cap Portfolio                      Seeks long-term growth of capital.     Fidelity Management & Research
                                                                              Company Subadviser: FMR Co., Inc.
JPMORGAN INSURANCE TRUST -- CLASS 1
 JPMorgan Insurance Trust Core Bond    Seeks to maximize total return by      J.P. Morgan Investment Management Inc.
 Portfolio                             investing primarily in a diversified
                                       portfolio of intermediate- and
                                       long-term debt securities.
JPMorgan Insurance Trust Small Cap     Seeks capital growth over the long     J.P. Morgan Investment Management Inc.
 Core Portfolio                        term.
MET INVESTORS SERIES TRUST -- CLASS A
Clarion Global Real Estate Portfolio   Seeks total return through investment  MetLife Advisers, LLC
                                       in real estate securities,             Subadviser: CBRE Clarion Securities LLC
                                       emphasizing both capital appreciation
                                       and current income.

FUND                                   INVESTMENT OBJECTIVE                   INVESTMENT ADVISER/SUBADVISER
-------------------------------------- -------------------------------------  -------------------------------------
ClearBridge Aggressive Growth          Seeks capital appreciation.            MetLife Advisers, LLC Subadviser:
 Portfolio                                                                    ClearBridge Investments, LLC
Harris Oakmark International Portfolio Seeks long-term capital appreciation.  MetLife Advisers, LLC Subadviser:
                                                                              Harris Associates L.P.
Invesco Mid Cap Value Portfolio        Seeks high total return by investing   MetLife Advisers, LLC Subadviser:
                                       in equity securities of mid-sized      Invesco Advisers, Inc.
                                       companies.
Invesco Small Cap Growth Portfolio     Seeks long-term growth of capital.     MetLife Advisers, LLC Subadviser:
                                                                              Invesco Advisers, Inc.
MFS(R) Research International          Seeks capital appreciation.            MetLife Advisers, LLC Subadviser:
 Portfolio                                                                    Massachusetts Financial Services
                                                                              Company
Morgan Stanley Mid Cap Growth          Seeks capital appreciation.            MetLife Advisers, LLC Subadviser:
 Portfolio                                                                    Morgan Stanley Investment Management
                                                                              Inc.
PIMCO Total Return Portfolio           Seeks maximum total return,            MetLife Advisers, LLC Subadviser:
                                       consistent with the preservation of    Pacific Investment Management Company
                                       capital and prudent investment         LLC
                                       management.
T. Rowe Price Large Cap Value          Seeks long-term capital appreciation   MetLife Advisers, LLC Subadviser: T.
 Portfolio                             by investing in common stocks          Rowe Price Associates, Inc.
                                       believed to be undervalued. Income is
                                       a secondary objective.
T. Rowe Price Mid Cap Growth Portfolio Seeks long-term growth of capital.     MetLife Advisers, LLC Subadviser: T.
                                                                              Rowe Price Associates, Inc.
METROPOLITAN SERIES FUND -- CLASS A
Baillie Gifford International Stock    Seeks long-term growth of capital.     MetLife Advisers, LLC Subadviser:
 Portfolio                                                                    Baillie Gifford Overseas Limited
Barclays Aggregate Bond Index          Seeks to track the performance of the  MetLife Advisers, LLC Subadviser:
 Portfolio                             Barclays U.S. Aggregate Bond Index.    MetLife Investment Advisors, LLC
BlackRock Bond Income Portfolio        Seeks a competitive total return       MetLife Advisers, LLC Subadviser:
                                       primarily from investing in            BlackRock Advisors, LLC

                                       fixed-income securities.
BlackRock Capital Appreciation         Seeks long-term growth of capital.     MetLife Advisers, LLC Subadviser:
 Portfolio                                                                    BlackRock Advisors, LLC
BlackRock Large Cap Value Portfolio    Seeks long-term growth of capital.     MetLife Advisers, LLC Subadviser:
                                                                              BlackRock Advisors, LLC
BlackRock Ultra-Short Term Bond        Seeks a high level of current income   MetLife Advisers, LLC Subadviser:
Portfolio (formerly BlackRock Money    consistent with preservation of        BlackRock Advisors, LLC
Market Portfolio)                      capital.
Frontier Mid Cap Growth Portfolio      Seeks maximum capital appreciation.    MetLife Advisers, LLC Subadviser:
                                                                              Frontier Capital Management Company,
                                                                              LLC

FUND                                   INVESTMENT OBJECTIVE                   INVESTMENT ADVISER/SUBADVISER
-------------------------------------  -------------------------------------  -------------------------------------
Jennison Growth Portfolio              Seeks long-term growth of capital.     MetLife Advisers, LLC Subadviser:
                                                                              Jennison Associates LLC
Met/Artisan Mid Cap Value Portfolio    Seeks long-term capital growth.        MetLife Advisers, LLC Subadviser:
                                                                              Artisan Partners Limited Partnership
Met/Wellington Balanced Portfolio      Seeks long-term capital appreciation   MetLife Advisers, LLC Subadviser:
 (formerly WMC Balanced Portfolio)     with some current income.              Wellington Management Company LLP
Met/Wellington Core Equity             Seeks to provide a growing stream of   MetLife Advisers, LLC Subadviser:
Opportunities Portfolio (formerly WMC  income over time and, secondarily,     Wellington Management Company LLP
 Core Equity Opportunities Portfolio)  long-term capital appreciation and current income.
MetLife Mid Cap Stock Index Portfolio  Seeks to track the performance of the  MetLife Advisers, LLC Subadviser:
                                       Standard & Poor's MidCap 400(R)        MetLife Investment Advisors, LLC
                                       Composite Stock Price Index.
MetLife Stock Index Portfolio          Seeks to track the performance of the  MetLife Advisers, LLC Subadviser:
                                       Standard & Poor's 500(R) Composite     MetLife Investment Advisors, LLC
                                       Stock Price Index.
MFS(R) Total Return Portfolio          Seeks a favorable total return         MetLife Advisers, LLC Subadviser:
                                       through investment in a diversified    Massachusetts Financial Services
                                       portfolio.                             Company
MFS(R) Value Portfolio                 Seeks capital appreciation.            MetLife Advisers, LLC Subadviser:
                                                                              Massachusetts Financial Services
                                                                              Company
MSCI EAFE(R) Index Portfolio           Seeks to track the performance of the  MetLife Advisers, LLC Subadviser:
                                       MSCI EAFE(R) Index.                    MetLife Investment Advisors, LLC
Neuberger Berman Genesis Portfolio     Seeks high total return, consisting    MetLife Advisers, LLC Subadviser:
                                       principally of capital appreciation.   Neuberger Berman Investment Advisers
                                                                              LLC
Russell 2000(R) Index Portfolio        Seeks to track the performance of the  MetLife Advisers, LLC Subadviser:
                                       Russell 2000(R) Index.                 MetLife Investment Advisors, LLC
T. Rowe Price Large Cap Growth         Seeks long-term growth of capital.     MetLife Advisers, LLC Subadviser: T.
 Portfolio                                                                    Rowe Price Associates, Inc.
T. Rowe Price Small Cap Growth         Seeks long-term capital growth.        MetLife Advisers, LLC Subadviser: T.
 Portfolio                                                                    Rowe Price Associates, Inc.
Van Eck Global Natural Resources       Seeks long-term capital appreciation   MetLife Advisers, LLC Subadviser: Van
 Portfolio                             with income as a secondary             Eck Associates Corporation
                                       consideration.
Western Asset Management Strategic     Seeks to maximize total return         MetLife Advisers, LLC Subadviser:
 Bond Opportunities Portfolio          consistent with preservation of        Western Asset Management Company
                                       capital.
Western Asset Management               Seeks to maximize total return         MetLife Advisers, LLC Subadviser:
 U.S. Government Portfolio             consistent with preservation of        Western Asset Management Company
                                       capital and maintenance of liquidity.

FUND                                   INVESTMENT OBJECTIVE                   INVESTMENT ADVISER/SUBADVISER
-------------------------------------  -------------------------------------  -------------------------------------
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund                 Seeks to provide long term capital     Russell Investment Management
                                       growth.                                Company Subadvisers: DePrince, Race &
                                                                              Zollo, Inc.; Monarch Partners Asset
                                                                              Management LLC;

                                                                              RBC Global Asset Management (U.S.)
                                                                              Inc.; Snow Capital Management L.P.;
                                                                              Timpani Capital Management LLC
Core Bond Fund                         Seeks to provide current income, and   Russell Investment Management
                                       as a secondary objective, capital      Company Subadvisers: Colchester
                                       appreciation.                          Global Investors Limited; Logan
                                                                              Circle Partners, L.P.; Macro Currency
                                                                              Group - an investment group within
                                                                              Principle Global Investors LLC;
                                                                              Metropolitan West Asset Management,
                                                                              LLC; Scout Investments, Inc.
Multi-Style Equity Fund                Seeks to provide long term capital     Russell Investment Management
                                       growth.                                Company Subadvisers: Barrow, Hanley,
                                                                              Mewhinney & Strauss, LLC; Columbus
                                                                              Circle Investors; Jacobs Levy Equity
                                                                              Management, Inc.; Mar Vista
                                                                              Investment Partners, LLC; Suffolk
                                                                              Capital Management, LLC; Sustainable
                                                                              Growth Advisers, LP
Non-U.S. Fund                          Seeks to provide long term capital     Russell Investment Management
                                       growth.                                Company Subadvisers: Barrow, Hanley,
                                                                              Mewhinney & Strauss, LLC; MFS
                                                                              Institutional Advisors, Inc.; Pzena
                                                                              Investment Management, LLC; William
                                                                              Blair & Company, LLC
VANECK VIP TRUST -- INITIAL CLASS
VanEck VIP Emerging Markets Fund       Seeks long-term capital appreciation   Van Eck Associates Corporation
                                       by investing primarily in equity
                                       securities in emerging markets around
                                       the world.

--------
FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR
STATEMENTS OF ADDITIONAL
INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the VanEck VIP Trust, we offer Initial Class shares; for the Metropolitan Series Fund, we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series(R), we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

                                  FEE TABLES

   The tables below describe the Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. One table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2015. The other table describes the annual operating expenses of each Fund for the year ended December 31, 2015, before and after any applicable fee waivers and expense reimbursements. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL FUND OPERATING EXPENSES

                                                                                                      MINIMUM  MAXIMUM
                                                                                                      -------  -------
Total Annual Fund Operating Expenses
(expenses that are deducted from Fund assets, including management fees, distribution
  and/or service (12b-1) fees, and other expenses)............................                          0.27%   1.14%

FUND FEES AND EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

   The following table is a summary. For more complete information on Fund fees and expenses, please refer to the prospectus for each Fund.

                                                              DISTRIBUTION
                                                                 AND/OR
                                                   MANAGEMENT   SERVICE     OTHER
FUND                                                  FEE     (12B-1) FEES EXPENSES
-------------------------------------------------- ---------- ------------ --------
AMERICAN FUNDS INSURANCE SERIES(R)
American Funds Global Small
  Capitalization Fund.............................    0.69%       0.25%      0.04%
American Funds Growth Fund........................    0.33%       0.25%      0.02%
American Funds Growth-Income Fund.................    0.27%       0.25%      0.02%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
Equity-Income Portfolio...........................    0.45%       --         0.09%
Mid Cap Portfolio.................................    0.55%       --         0.08%
JPMORGAN INSURANCE TRUST
JPMorgan Insurance Trust Core Bond Portfolio......    0.40%       --         0.21%
JPMorgan Insurance Trust Small Cap Core Portfolio.    0.65%       --         0.22%
MET INVESTORS SERIES TRUST
Clarion Global Real Estate Portfolio..............    0.60%       --         0.04%
ClearBridge Aggressive Growth Portfolio...........    0.55%       --         0.02%
Harris Oakmark International Portfolio............    0.77%       --         0.06%
Invesco Mid Cap Value Portfolio...................    0.64%       --         0.04%
Invesco Small Cap Growth Portfolio................    0.85%       --         0.02%
MFS(R) Research International Portfolio...........    0.69%       --         0.07%
Morgan Stanley Mid Cap Growth Portfolio...........    0.65%       --         0.03%
PIMCO Total Return Portfolio......................    0.48%       --         0.04%
T. Rowe Price Large Cap Value Portfolio...........    0.57%       --         0.02%
T. Rowe Price Mid Cap Growth Portfolio............    0.75%       --         0.03%
METROPOLITAN SERIES FUND
Baillie Gifford International Stock Portfolio.....    0.79%       --         0.07%

                                         ACQUIRED     TOTAL     FEE WAIVER   NET TOTAL
                                         FUND FEES   ANNUAL       AND/OR       ANNUAL
                                           AND      OPERATING     EXPENSE     OPERATING
FUND                                     EXPENSES   EXPENSES   REIMBURSEMENT  EXPENSES
---------------------------------------- ---------  --------- -------------- ---------
AMERICAN FUNDS INSURANCE SERIES(R)
American Funds Global Small
  Capitalization Fund...................     --       0.98%          --        0.98%
American Funds Growth Fund..............     --       0.60%          --        0.60%
American Funds Growth-Income Fund.......     --       0.54%          --        0.54%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Equity-Income Portfolio.................  0.08%       0.62%          --        0.62%
Mid Cap Portfolio.......................     --       0.63%          --        0.63%
JPMORGAN INSURANCE TRUST
JPMorgan Insurance Trust Core Bond
  Portfolio.............................  0.01%       0.62%        0.02%       0.60%
JPMorgan Insurance Trust Small Cap Core
  Portfolio.............................  0.02%       0.89%          --        0.89%
MET INVESTORS SERIES TRUST
Clarion Global Real Estate Portfolio....     --       0.64%          --        0.64%
ClearBridge Aggressive Growth Portfolio.     --       0.57%        0.00%       0.57%
Harris Oakmark International Portfolio..     --       0.83%        0.02%       0.81%
Invesco Mid Cap Value Portfolio.........  0.08%       0.76%        0.02%       0.74%
Invesco Small Cap Growth Portfolio......     --       0.87%        0.02%       0.85%
MFS(R) Research International Portfolio..    --       0.76%        0.06%       0.70%
Morgan Stanley Mid Cap Growth Portfolio..    --       0.68%        0.01%       0.67%
PIMCO Total Return Portfolio............     --       0.52%        0.04%       0.48%
T. Rowe Price Large Cap Value Portfolio.     --       0.59%          --        0.59%

      T. Rowe Price Mid Cap Growth Portfolio.......... --  0.78%  --    0.78%
      METROPOLITAN SERIES FUND
      Baillie Gifford International Stock Portfolio... --  0.86% 0.12%  0.74%

                                                         DISTRIBUTION
                                                            AND/OR
                                              MANAGEMENT   SERVICE      OTHER
  FUND                                           FEE     (12B-1) FEES  EXPENSES
  ---------                                    ---------- ------------ --------
  Barclays Aggregate Bond Index Portfolio....    0.25%        --        0.03%
  BlackRock Bond Income Portfolio............    0.32%        --        0.04%
  BlackRock Capital Appreciation Portfolio...    0.69%        --        0.02%
  BlackRock Large Cap Value Portfolio........    0.63%        --        0.03%
  BlackRock Ultra-Short Term Bond Portfolio..    0.34%        --        0.03%
  Frontier Mid Cap Growth Portfolio..........    0.71%        --        0.03%
  Jennison Growth Portfolio..................    0.60%        --        0.02%
  Met/Artisan Mid Cap Value Portfolio........    0.81%        --        0.03%
  Met/Wellington Balanced Portfolio..........    0.46%        --        0.08%
  Met/Wellington Core Equity Opportunities
    Portfolio................................    0.70%        --        0.02%
  MetLife Mid Cap Stock Index Portfolio......    0.25%        --        0.04%
  MetLife Stock Index Portfolio..............    0.25%        --        0.02%
  MFS(R) Total Return Portfolio..............    0.55%        --        0.05%
  MFS(R) Value Portfolio.....................    0.70%        --        0.02%
  MSCI EAFE(R) Index Portfolio...............    0.30%        --        0.10%
  Neuberger Berman Genesis Portfolio.........    0.81%        --        0.03%
  Russell 2000(R) Index Portfolio............    0.25%        --        0.06%
  T. Rowe Price Large Cap Growth Portfolio...    0.60%        --        0.02%
  T. Rowe Price Small Cap Growth Portfolio...    0.47%        --        0.03%
  Van Eck Global Natural Resources Portfolio.    0.78%        --        0.03%
  Western Asset Management Strategic
    Bond Opportunities Portfolio.............    0.59%        --        0.04%
  Western Asset Management
    U.S. Government Portfolio................    0.47%        --        0.02%
  RUSSELL INVESTMENT FUNDS
  Aggressive Equity Fund.....................    0.90%        --        0.16%
  Core Bond Fund.............................    0.55%        --        0.12%
  Multi-Style Equity Fund....................    0.73%        --        0.11%
  Non-U.S. Fund..............................    0.90%        --        0.16%
  VANECK VIP TRUST...........................
  VanEck VIP Emerging Markets Fund...........    1.00%        --        0.14%

                                            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                            FUND FEES  ANNUAL      AND/OR      ANNUAL
                                               AND    OPERATING   EXPENSE     OPERATING
FUND                                        EXPENSES   EXPENSES  REIMBURSEMENT EXPENSES
---------                                   -------- --------- -------------- ---------
Barclays Aggregate Bond Index Portfolio....     --     0.28%        0.01%       0.27%
BlackRock Bond Income Portfolio............     --     0.36%        0.00%       0.36%
BlackRock Capital Appreciation Portfolio...     --     0.71%        0.05%       0.66%
BlackRock Large Cap Value Portfolio........     --     0.66%        0.03%       0.63%
BlackRock Ultra-Short Term Bond Portfolio..     --     0.37%        0.02%       0.35%
Frontier Mid Cap Growth Portfolio..........     --     0.74%        0.02%       0.72%
Jennison Growth Portfolio..................     --     0.62%        0.08%       0.54%
Met/Artisan Mid Cap Value Portfolio........     --     0.84%         --         0.84%
Met/Wellington Balanced Portfolio..........     --     0.54%        0.00%       0.54%
Met/Wellington Core Equity Opportunities
  Portfolio................................     --     0.72%        0.12%       0.60%
MetLife Mid Cap Stock Index Portfolio......   0.01%    0.30%        0.00%       0.30%
MetLife Stock Index Portfolio..............     --     0.27%        0.01%       0.26%
MFS(R) Total Return Portfolio..............     --     0.60%         --         0.60%
MFS(R) Value Portfolio.....................     --     0.72%        0.14%       0.58%
MSCI EAFE(R) Index Portfolio...............   0.01%    0.41%        0.00%       0.41%
Neuberger Berman Genesis Portfolio.........     --     0.84%        0.01%       0.83%
Russell 2000(R) Index Portfolio............   0.01%    0.32%        0.00%       0.32%
T. Rowe Price Large Cap Growth Portfolio...     --     0.62%        0.02%       0.60%
T. Rowe Price Small Cap Growth Portfolio...     --     0.50%         --         0.50%
Van Eck Global Natural Resources Portfolio.     --     0.81%        0.01%       0.80%
Western Asset Management Strategic
  Bond Opportunities Portfolio............      --     0.63%        0.04%       0.59%
Western Asset Management
U.S. Government Portfolio..................     --     0.49%        0.01%       0.48%
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund.....................     --     1.06%         --         1.06%
Core Bond Fund.............................   0.01%    0.68%        0.02%       0.66%
Multi-Style Equity Fund....................     --     0.84%         --         0.84%
Non-U.S. Fund..............................     --     1.06%         --         1.06%
VANECK VIP TRUST

VanEck VIP Emerging Markets Fund....   --    1.14%   0.00%   1.14%

   The information shown in the table above was provided by the Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Fund's 2016 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Fund, but that the expenses of the Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Fund's board of directors or trustees, are not shown.

                                 POLICY RIGHTS

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Jennison Growth Portfolio, and that are in excess of 0.88% for the Division investing in the MFS(R) Research International Portfolio.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Funds, will satisfy these diversification requirements. If Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   TAX TREATMENT OF POLICY BENEFITS. The death benefit under the Policy should generally be excludable from the gross income of the Beneficiary to the extent provided in Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating a change to an existing Policy or using a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution or a deemed distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Code section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made a Policy Owner or holder of the Policy or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   MODIFIED ENDOWMENT CONTRACTS. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a

Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

         DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a Policy Owner that is a non-natural person, such as a corporation.

   DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contract are generally treated first as a non-taxable recovery of the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as gain taxable as ordinary income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue to qualify as a life insurance contract for Federal income tax purposes. Such a cash distribution will be subject to different tax rules and may be treated in whole or in part as taxable income.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.
   MULTIPLE POLICIES. All modified endowment contracts that are issued by General American (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to specific tax rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences.

   CORPORATE ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

   PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   POSSIBLE CHARGE FOR TAXES. At the present time, General American makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. General American, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy
                                   (Destiny)

                         Supplement dated May 1, 2015
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                         Supplement dated May 1, 2015
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                         Supplement dated May 1, 2015
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated May 1, 2015
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

 Premium Payments                       General American
                                        P.O. Box 790201
                                        St. Louis, MO 63179-0201
 Payment Inquires and                   General American
 Correspondence                         P.O. Box 355
                                        Warwick, RI 02887-0355
 Beneficiary and Ownership              General American
 Changes                                P.O. Box 357
                                        Warwick, RI 02887-0356
 Surrenders, Loans,                     General American
 Withdrawals and Division Transfers     P.O. Box 356
                                        Warwick, RI 02887-0356
 Death Claims                           General American
                                        P.O. Box 356
                                        Warwick, RI 02887-0356
 All Telephone                          (800) 638-9294
 Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

CYBERSECURITY

   Our variable insurance products business is largely conducted through digital communications and data storage networks and systems operated by us and our service providers or other business partners (e.g., the Funds and the firms involved in the distribution and sale of our variable life insurance policies). For example, many routine operations, such as processing owners' requests and elections and day-to-day record keeping, are all executed through computer networks and systems.

   We have established administrative and technical controls and a business continuity plan to protect our operations against cybersecurity breaches. Despite these protocols, a cybersecurity breach could have a material, negative impact on General American and the separate account, as well as individual policy owners and their policies. Our operations also could be negatively affected by a cybersecurity breach at a third party, such as a governmental or regulatory authority or another participant in the financial markets.

   Cybersecurity breaches can be intentional or unintentional events, and can occur through unauthorized access to computer systems, networks or devices; infection from computer viruses or other malicious software code; or attacks that shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality. Cybersecurity breaches can interfere with our processing of policy transactions, including the processing of transfer orders from our website or with the Funds; impact our ability to calculate accumulation unit values; cause the release and possible destruction of confidential policy owner or business information; or impede order processing or cause other operational issues. Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage this risk at all times.

THE SEPARATE ACCOUNT

   The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R)             ADVISER: CAPITAL RESEARCH AND
                                               MANAGEMENT COMPANY

               FUND                          SUB-ADVISER            INVESTMENT OBJECTIVE
               ----                          -----------            --------------------
American Funds Global Small Capitalization       N/A                Long-term growth of capital.
  Fund

American Funds Growth Fund                       N/A                Growth of capital.

American Funds Growth-Income Fund                N/A                Long-term growth of capital
                                                                    and income.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS        ADVISER: FIDELITY
                                               MANAGEMENT & RESEARCH COMPANY

               FUND                          SUB-ADVISER            INVESTMENT OBJECTIVE
               ----                          -----------            --------------------
Equity-Income Portfolio                     FMR Co., Inc.           Reasonable income. The fund will
                                                                    also consider the potential for capital
                                                                    appreciation. The fund's goal is to
                                                                    achieve a yield which exceeds the
                                                                    composite yield of securities
                                                                    comprising the S&P 500(R) Index.

Mid Cap Portfolio                           FMR Co., Inc.  Long-term growth of capital.

JPMORGAN INSURANCE TRUST         ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

               FUND                          SUB-ADVISER            INVESTMENT OBJECTIVE
               ----                          -----------            --------------------
JPMorgan Insurance Trust                         N/A                To maximize total return by investing
Core Bond Portfolio                                                 primarily in a diversified portfolio
                                                                    of intermediate- and long-term
                                                                    debt securities.

JPMorgan Insurance Trust                         N/A                Capital growth over the long term.
Small Cap Core Portfolio

MET INVESTORS SERIES TRUST          ADVISER: METLIFE ADVISERS, LLC

               FUND                          SUB-ADVISER            INVESTMENT OBJECTIVE
               ----                          -----------            --------------------
Clarion Global Real Estate             CBRE Clarion Securities LLC  Total return through investment in
Portfolio                                                           real estate securities, emphasizing

                                                                              both capital appreciation and current
                                                                              income.

ClearBridge Aggressive                 ClearBridge Investments, LLC           Capital appreciation.
Growth Portfolio

Harris Oakmark                         Harris Associates L.P.                 Long-term capital appreciation.
International Portfolio

Invesco Mid Cap Value                  Invesco Advisers, Inc.                 High total return by investing in
Portfolio                                                                     equity securities of mid-sized
                                                                              companies.

Invesco Small Cap Growth Portfolio     Invesco Advisers, Inc.                 Long-term growth of capital.

Lord Abbett Bond                       Lord, Abbett & Co. LLC                 High current income and the
Debenture Portfolio                                                           opportunity for capital appreciation
                                                                              to produce a high total return.

MFS(R) Research                        Massachusetts Financial Services       Capital appreciation.
International Portfolio                Company

Morgan Stanley Mid Cap                 Morgan Stanley Investment Management   Capital appreciation.
Growth Portfolio                       Inc.

PIMCO Total Return                     Pacific Investment Management Company  Maximum total return, consistent with
Portfolio                              LLC                                    the preservation of capital and
                                                                              prudent investment management.

T. Rowe Price Large Cap                T. Rowe Price Associates, Inc.         Long-term capital appreciation by
Value Portfolio                                                               investing in common stocks believed
                                                                              to be undervalued. Income is a
                                                                              secondary objective.

T. Rowe Price Mid Cap                  T. Rowe Price Associates, Inc.         Long-term growth of capital.
Growth Portfolio

METROPOLITAN SERIES FUND              ADVISER: METLIFE ADVISERS, LLC

FUND                                                SUB-ADVISER                       INVESTMENT OBJECTIVE
----                                                -----------                       --------------------
Baillie Gifford International          Baillie Gifford Overseas Limited       Long-term growth of capital.
Stock Portfolio

Barclays Aggregate Bond                MetLife Investment Management, LLC     To track the performance of the
Index Portfolio                                                               Barclays U.S. Aggregate Bond Index.

BlackRock Bond Income Portfolio        BlackRock Advisors, LLC                A competitive total return primarily
                                                                              from investing in fixed-income
                                                                              securities.

BlackRock Capital Appreciation         BlackRock Advisors, LLC                Long-term growth of capital.
Portfolio

BlackRock Large Cap Value Portfolio    BlackRock Advisors, LLC                Long-term growth of capital.

BlackRock Money Market Portfolio/1/    BlackRock Advisors, LLC                A high level of current income
                                                                              consistent with preservation of
                                                                              capital.

Frontier Mid Cap Growth Portfolio      Frontier Capital Management Company,   Maximum capital appreciation.
                                       LLC

Jennison Growth Portfolio              Jennison Associates LLC                Long-term growth of capital.

FUND                                                SUB-ADVISER                       INVESTMENT OBJECTIVE
----                                                -----------                       --------------------
Met/Artisan Mid Cap Value              Artisan Partners Limited Partnership   Long-term capital growth.
Portfolio

MetLife Mid Cap Stock Index Portfolio  MetLife Investment Management, LLC     To track the performance of the
                                                                              Standard & Poor's MidCap 400(R)
                                                                              Composite Stock Price Index.


MetLife Stock Index                    MetLife Investment Management, LLC       To track the performance of the
Portfolio                                                                       Standard & Poor's 500(R) Composite
                                                                                Stock Price Index.

MFS(R) Total Return                    Massachusetts Financial Services Company Favorable total return through
Portfolio                                                                       investment in a diversified portfolio.

MFS(R) Value Portfolio                 Massachusetts Financial Services Company Capital appreciation.

MSCI EAFE(R) Index                     MetLife Investment Management, LLC       To track the performance of the MSCI
Portfolio                                                                       EAFE(R) Index.

Neuberger Berman Genesis               Neuberger Berman Management LLC          High total return, consisting
Portfolio                                                                       principally of capital appreciation.

Russell 2000(R) Index                  MetLife Investment Management, LLC       To track the performance of the
Portfolio                                                                       Russell 2000(R) Index.

T. Rowe Price Large Cap                T. Rowe Price Associates, Inc.           Long-term growth of capital.
Growth Portfolio

T. Rowe Price Small Cap                T. Rowe Price Associates, Inc.           Long-term capital growth.
Growth Portfolio

Van Eck Global Natural                 Van Eck Associates Corporation           Long-term capital appreciation with
Resources Portfolio                                                             income as a secondary consideration.

Western Asset                          Western Asset Management Company         To maximize total return consistent
Management                                                                      with preservation of capital and
U.S. Government Portfolio                                                       maintenance of liquidity.

WMC Balanced Portfolio                 Wellington Management Company LLP        Long-term capital appreciation with
                                                                                some current income.

WMC Core Equity                        Wellington Management Company LLP        To provide a growing stream of income
Opportunities Portfolio                                                         over time and, secondarily, long-term
                                                                                capital appreciation and current
                                                                                income.

RUSSELL INVESTMENT FUNDS                 ADVISER: RUSSELL INVESTMENT
                                         MANAGEMENT COMPANY

FUND                                                 SUB-ADVISER                        INVESTMENT OBJECTIVE
----                                                 -----------                        --------------------
Aggressive Equity Fund                 Conestoga Capital Advisors, LLC          To provide long term capital growth.
                                       DePrince, Race & Zollo, Inc.
                                       Jacobs Levy Equity Management, Inc.
                                       RBC Global Asset Management (U.S.) Inc.
                                       Ranger Investment Management, L.P.

Core Bond Fund                         Colchester Global Investors Limited      To provide current income, and as a
                                       Logan Circle Partners, L.P. Macro        secondary objective, capital
                                       Currency Group-an investment group       appreciation.
                                       within Principle Global Investors LLC
                                       Metropolitan West Asset Management,
                                       LLC Scout Investments, Inc.

Multi-Style Equity Fund                Columbus Circle Investors                To provide long term capital growth.
                                       Institutional Capital LLC Jacobs Levy
                                       Equity Management, Inc. Mar Vista
                                       Investment Partners, LLC Suffolk
                                       Capital Management, LLC Sustainable
                                       Growth Advisers, LP

FUND                                                 SUB-ADVISER                        INVESTMENT OBJECTIVE
----                                                 -----------                        --------------------
Non-U.S. Fund                          Barrow, Hanley, Mewhinney & Strauss,    To provide long term capital growth.
                                       LLC MFS Institutional Advisors,
                                       Inc. Pzena Investment Management,
                                       LLC William Blair & Company, LLC

VAN ECK VIP TRUST                      ADVISER: VAN ECK ASSOCIATES CORPORATION

FUND                                                SUB-ADVISER                        INVESTMENT OBJECTIVE
----                                                -----------                        --------------------
Van Eck VIP Emerging Markets Fund                     N/A                     Long-term capital appreciation by
                                                                              investing primarily in equity
                                                                              securities in emerging markets around
                                                                              the world.

--------
/1/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck VIP Trust, we offer Initial
Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series(R), we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

   The following table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2014. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

                                                                                                      MINIMUM MAXIMUM
                                                                                                      ------- -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets, including management fees, distribution and/or service
  (12b-1) fees, and other expenses)..................................................................  0.27%   1.17%

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2014, before and after any applicable fee waivers and expense reimbursements.

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                         DISTRIBUTION            ACQUIRED   TOTAL                  NET TOTAL
                                            AND/OR                 FUND    ANNUAL     FEE WAIVER    ANNUAL
                             MANAGEMENT SERVICE (12B-1)  OTHER   FEES AND OPERATING AND/OR EXPENSE OPERATING
                                FEE          FEES       EXPENSES EXPENSES EXPENSES  REIMBURSEMENT  EXPENSES
                             ---------- --------------- -------- -------- --------- -------------- ---------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Small
Capitalization
  Fund .....................    0.70%        0.25%        0.04%     --      0.99%         --         0.99%
American Funds
  Growth Fund...............    0.33%        0.25%        0.02%     --      0.60%         --         0.60%

   American Funds Growth-
     Income Fund.................. 0.27% 0.25% 0.02%   --  0.54%   --  0.54%
   FIDELITY(R) VARIABLE INSURANCE
   PRODUCTS -- INITIAL CLASS
   Equity-Income Portfolio........ 0.45%   --  0.09% 0.06% 0.60%   --  0.60%
   Mid Cap Portfolio.............. 0.55%   --  0.09%   --  0.64%   --  0.64%
   JPMORGAN INSURANCE TRUST --
     CLASS 1
   JPMorgan Insurance Trust
   Core Bond Portfolio............ 0.40%   --  0.23% 0.01% 0.64% 0.03% 0.61%
   JPMorgan Insurance Trust
   Small Cap Core Portfolio....... 0.65%   --  0.22% 0.02% 0.89%   --  0.89%
   MET INVESTORS SERIES TRUST --
     CLASS A
   Clarion Global Real Estate
     Portfolio.................... 0.59%   --  0.05%   --  0.64%   --  0.64%
   ClearBridge Aggressive Growth
     Portfolio.................... 0.55%   --  0.02%   --  0.57% 0.01% 0.56%
   Harris Oakmark International
     Portfolio.................... 0.77%   --  0.06%   --  0.83% 0.02% 0.81%
   Invesco Mid Cap Value
     Portfolio.................... 0.64%   --  0.05% 0.04% 0.73% 0.02% 0.71%
   Invesco Small Cap Growth
     Portfolio.................... 0.84%   --  0.03%   --  0.87% 0.01% 0.86%
   Lord Abbett Bond Debenture
     Portfolio.................... 0.51%   --  0.04%   --  0.55% 0.01% 0.54%
   MFS(R) Research International
     Portfolio.................... 0.69%   --  0.07%   --  0.76% 0.06% 0.70%
   Morgan Stanley Mid Cap
     Growth Portfolio............. 0.64%   --  0.05%   --  0.69% 0.01% 0.68%
   PIMCO Total Return
     Portfolio.................... 0.48%   --  0.03%   --  0.51% 0.04% 0.47%
   T. Rowe Price Large Cap Value
     Portfolio.................... 0.57%   --  0.02%   --  0.59%   --  0.59%
   T. Rowe Price Mid Cap Growth
     Portfolio.................... 0.75%   --  0.03%   --  0.78%   --  0.78%

                               DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                  AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                   MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                      FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                   ---------- --------------- -------- --------- --------- ------------- ---------
METROPOLITAN
  SERIES FUND
  --
  CLASS A
Baillie Gifford
  International
  Stock Portfolio...  0.79%         --          0.08%      --      0.87%       0.12%       0.75%
Barclays
  Aggregate Bond
  Index
Portfolio.........    0.25%         --          0.03%      --      0.28%       0.00%       0.28%
BlackRock Bond
  Income
  Portfolio.........  0.32%         --          0.03%      --      0.35%       0.00%       0.35%
BlackRock Capital
  Appreciation
Portfolio.........    0.69%         --          0.02%      --      0.71%       0.06%       0.65%
BlackRock Large
  Cap Value
Portfolio.........    0.63%         --          0.02%      --      0.65%       0.03%       0.62%
BlackRock Money
  Market
Portfolio.........    0.34%         --          0.03%      --      0.37%       0.02%       0.35%
Frontier Mid Cap
  Growth
Portfolio.........    0.71%         --          0.05%      --      0.76%       0.01%       0.75%
Jennison Growth
  Portfolio.......    0.59%         --          0.03%      --      0.62%       0.08%       0.54%
Met/Artisan Mid
  Cap Value
Portfolio.........    0.81%         --          0.03%      --      0.84%         --        0.84%
MetLife Mid Cap
  Stock Index
Portfolio.........    0.25%         --          0.05%    0.01%     0.31%       0.00%       0.31%
MetLife Stock
  Index
Portfolio.........    0.25%         --          0.02%      --      0.27%       0.01%       0.26%
MFS(R) Total
  Return
  Portfolio.......    0.55%         --          0.05%      --      0.60%         --        0.60%
MFS(R) Value
  Portfolio.......    0.70%         --          0.02%      --      0.72%       0.14%       0.58%
MSCI EAFE(R)
  Index
  Portfolio.......    0.30%         --          0.10%    0.01%     0.41%       0.00%       0.41%
Neuberger Berman
  Genesis
Portfolio.........    0.80%         --          0.03%      --      0.83%       0.00%       0.83%

     Russell 2000(R) Index
       Portfolio................... 0.25% --  0.07% 0.05% 0.37% 0.01% 0.36%
     T. Rowe Price Large Cap
       Growth Portfolio............ 0.60% --  0.03%   --  0.63% 0.02% 0.61%
     T. Rowe Price Small Cap
       Growth Portfolio............ 0.47% --  0.04%   --  0.51%   --  0.51%
     Van Eck Global Natural
       Resources Portfolio......... 0.78% --  0.03%   --  0.81% 0.01% 0.80%
     Western Asset Management
     U.S. Government
       Portfolio................... 0.47% --  0.02%   --  0.49% 0.01% 0.48%
     WMC Balanced Portfolio........ 0.46% --  0.07%   --  0.53% 0.00% 0.53%
     WMC Core Equity Opportunities
       Portfolio................... 0.70% --  0.03%   --  0.73% 0.11% 0.62%

     RUSSELL INVESTMENT FUNDS
       Aggressive Equity Fund...... 0.90% --  0.16%   --  1.06%   --  1.06%
     Core Bond Fund................ 0.55% --  0.14% 0.01% 0.70% 0.02% 0.68%
     Multi-Style Equity Fund....... 0.73% --  0.13%   --  0.86%   --  0.86%
     Non-U.S. Fund................. 0.90% --  0.18%   --  1.08%   --  1.08%

                            DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                               AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                   FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                ---------- --------------- -------- --------- --------- ------------- ---------
VAN ECK VIP TRUST --
  INITIAL CLASS
Van Eck VIP
  Emerging
  Markets Fund... 1.00%         --          0.17%     --       1.17%       0.00%       1.17%

   The information shown in the table above was provided by the Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Fund's 2015 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Fund, but that the expenses of the Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Fund's board of directors or trustees, are not shown.

                                 POLICY RIGHTS

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Jennison Growth Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   TAX TREATMENT OF POLICY BENEFITS. The death benefit under the Policy should generally be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating a change to an existing Policy or using a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a Policy Owner that is a non-natural person, such as a corporation.

   DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Distributions from Policies not classified as a modified endowment contract are generally treated first as a non-taxable recovery of the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as gain taxable as ordinary income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue to qualify as a life insurance contract for Federal income tax purposes. Such a cash distribution will be subject to different tax rules and may be treated in whole or in part as taxable income.
   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN

CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to specific tax rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences.

   CORPORATE ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy
                                   (Destiny)

                        Supplement dated April 28, 2014
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                    (Variable Universal Life/Executive Benefit)

                        Supplement dated April 28, 2014
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                        Supplement dated April 28, 2014
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                        (VUL 95/VUL 100/VGSP/Russell
                                     VUL)

                        Supplement dated April 28, 2014
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

       Premium Payments            General American
                                   P.O. Box 790201
                                   St. Louis, MO 63179-0201

       Payment Inquires and        General American
       Correspondence              P.O. Box 355
                                   Warwick, RI 02887-0355

       Beneficiary and Ownership   General American
       Changes                     P.O. Box 357
                                   Warwick, RI 02887-0356

       Surrenders, Loans,          General American
       Withdrawals and Division    P.O. Box 356
       Transfers                   Warwick, RI 02887-0356

       Death Claims                General American
                                   P.O. Box 356
                                   Warwick, RI 02887-0356

       All Telephone Transactions (800) 638-9294 and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

THE SEPARATE ACCOUNT

   The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.


AMERICAN FUNDS INSURANCE SERIES(R)        ADVISER: CAPITAL RESEARCH AND
                                          MANAGEMENT COMPANY

           FUND               SUB-ADVISER        INVESTMENT OBJECTIVE
           ----               -----------        --------------------
American Funds Global Small       N/A       Long-term growth of capital.
Capitalization Fund

American Funds Growth Fund        N/A       Growth of capital.

American Funds Growth-Income      N/A       Long-term growth of capital and
Fund                                        income.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS       ADVISER: FIDELITY
                                              MANAGEMENT & RESEARCH COMPANY

FUND                                   SUB-ADVISER                               INVESTMENT OBJECTIVE
----                                   -----------                               --------------------
Equity-Income Portfolio          FMR Co., Inc.             Reasonable income. The fund will also consider the
                                                           potential for capital appreciation. The fund's goal is to
                                                           achieve a yield which exceeds the composite yield of
                                                           securities comprising the S&P 500(R) Index.

Mid Cap Portfolio                FMR Co., Inc.             Long-term growth of capital.

JPMORGAN INSURANCE TRUST                      ADVISER: J.P. MORGAN INVESTMENT
                                              MANAGEMENT INC.

FUND                                   SUB-ADVISER                               INVESTMENT OBJECTIVE
----                                   -----------                               --------------------
JPMorgan Insurance Trust Core              N/A             To maximize total return by investing primarily in a
Bond Portfolio                                             diversified portfolio of intermediate- and long-term debt
                                                           securities.
JPMorgan Insurance Trust                   N/A
Small Cap Core Portfolio                                   Capital growth over the long term.

MET INVESTORS SERIES TRUST                    ADVISER: METLIFE ADVISERS, LLC

FUND                                   SUB-ADVISER                               INVESTMENT OBJECTIVE
----                                   -----------                               --------------------
Clarion Global Real Estate       CBRE Clarion Securities   Total return through investment in real estate securities,
Portfolio                        LLC                       emphasizing both capital appreciation and current
                                                           income.

ClearBridge Aggressive Growth    ClearBridge Investments,  Capital appreciation.
Portfolio                        LLC

Harris Oakmark International     Harris Associates L.P.    Long-term capital appreciation.
Portfolio

Invesco Mid Cap Value            Invesco Advisers, Inc.    High total return by investing in equity securities of mid-sized
Portfolio (formerly Lord Abbett                            companies.
Mid Cap Value Portfolio)

Invesco Small Cap Growth         Invesco Advisers, Inc.    Long-term growth of capital.
Portfolio

FUND                                   SUB-ADVISER                               INVESTMENT OBJECTIVE
----                                   -----------                               --------------------
Lord Abbett Bond Debenture       Lord, Abbett & Co. LLC    High current income and the opportunity for capital appreciation to
Portfolio                                                  produce a high total return.

MFS(R) Research International    Massachusetts Financial   Capital appreciation
Portfolio                        Services Company

Morgan Stanley Mid Cap           Morgan Stanley            Capital appreciation.
Growth Portfolio                 Investment Management
                                 Inc.
PIMCO Total Return Portfolio     Pacific Investment        Maximum total return, consistent with the preservation of capital and
                                 Management Company LLC    prudent investment management.

T. Rowe Price Large Cap Value    T. Rowe Price Associates, Long-term capital appreciation by investing in common
Portfolio                        Inc.                      stocks believed to be undervalued. Income is
                                                           a secondary objective.

T. Rowe Price Mid Cap Growth     T. Rowe Price Associates, Long-term growth of capital.
Portfolio                        Inc.

METROPOLITAN SERIES FUND                      ADVISER: METLIFE ADVISERS, LLC

FUND                                   SUB-ADVISER                               INVESTMENT OBJECTIVE
----                                   -----------                               --------------------
Baillie Gifford International    Baillie Gifford Overseas  Long-term growth of capital.
Stock Portfolio                  Limited

Barclays Aggregate Bond Index    MetLife Investment        To track the performance of the Barclays U.S. Aggregate
Portfolio                        Management, LLC           Bond Index.

BlackRock Bond Income            BlackRock Advisors, LLC   A competitive total return primarily from investing in
Portfolio                                                  fixed-income securities.

BlackRock Capital          BlackRock Advisors, LLC   Long-term growth of capital.
Appreciation Portfolio

BlackRock Large Cap Value  BlackRock Advisors, LLC   Long-term growth of capital.
Portfolio

BlackRock Money Market     BlackRock Advisors, LLC   A high level of current income consistent with preservation of capital.
Portfolio/1/

Frontier Mid Cap Growth    Frontier Capital          Maximum capital appreciation.
Portfolio                  Management Company,
                           LLC

Jennison Growth            Jennison Associates LLC   Long-term growth of capital.
Portfolio

Met/Artisan Mid Cap Value  Artisan Partners Limited  Long-term capital growth.
Portfolio                  Partnership

MetLife Mid Cap Stock      MetLife Investment        To track the performance of the Standard & Poor's
Index Portfolio            Management, LLC           MidCap 400(R) Composite Stock Price Index.

MetLife Stock Index        MetLife Investment        To track the performance of the Standard & Poor's 500(R) Composite
Portfolio                  Management, LLC           Stock Price Index.

MFS(R) Total Return        Massachusetts Financial   Favorable total return through investment in a diversified portfolio.
Portfolio                  Services Company

MFS(R) Value Portfolio     Massachusetts Financial   Capital appreciation.
                           Services Company

MSCI EAFE(R) Index         MetLife Investment        To track the performance of the MSCI EAFE(R) Index.
Portfolio                  Management, LLC

FUND                              SUB-ADVISER                                INVESTMENT OBJECTIVE
----                              -----------                                --------------------
Neuberger Berman Genesis   Neuberger Berman           High total return, consisting principally of capital appreciation.
Portfolio                  Management LLC

Russell 2000(R) Index      MetLife Investment         To track the performance of the Russell 2000(R) Index.
Portfolio                  Management, LLC

T. Rowe Price Large Cap    T. Rowe Price Associates,  Long-term growth of capital.
Growth Portfolio           Inc.

T. Rowe Price Small Cap    T. Rowe Price Associates,  Long-term capital growth.
Growth Portfolio           Inc.

Van Eck Global Natural     Van Eck Associates         Long-term capital appreciation with income as a secondary
Resources Portfolio        Corporation                consideration.

Western Asset Management   Western Asset              To maximize total return consistent with preservation of capital and
U.S. Government Portfolio  Management Company         maintenance of liquidity.

WMC Balanced Portfolio     Wellington Management      Seeks long-term capital appreciation with some current income.
(formerly BlackRock        Company, LLP
Diversified Portfolio)

WMC Core Equity            Wellington Management      Seeks to provide a growing stream of income over time and,
Opportunities Portfolio    Company, LLP               secondarily, long-term capital appreciation and current income.
(formerly Davis Venture
Value Portfolio)

RUSSELL INVESTMENT
FUNDS                             ADVISER: RUSSELL INVESTMENT MANAGEMENT COMPANY

FUND                              SUB-ADVISER                                INVESTMENT OBJECTIVE
----                              -----------                                --------------------
Aggressive Equity Fund                N/A             To provide long term capital growth.
Core Bond Fund                        N/A             To provide current income, and as a secondary objective, capital appreciation.
Multi-Style Equity Fund               N/A             To provide long term capital growth.
Non-U.S. Fund                         N/A             To provide long term capital growth.

VAN ECK VIP TRUST                  ADVISER: VAN ECK ASSOCIATES CORPORATION

FUND                              SUB-ADVISER                                INVESTMENT OBJECTIVE
----                              -----------                                --------------------
Van Eck VIP Emerging                  N/A                           Long-term capital appreciation by
Markets Fund                                                        investing primarily in equity
                                                                    securities in emerging markets around
                                                                    the world.

--------
/1/An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck VIP Trust, we offer Initial
Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

   The following table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2013. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

                                                                                                      MINIMUM MAXIMUM
                                                                                                      ------- -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets, including management fees, distribution and/or service
  (12b-1) fees, and other expenses)..................................................................  0.27%   1.23%

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2013, before and after any applicable fee waivers and expense reimbursements.

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                           DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                              AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                               MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                  FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                               ---------- --------------- -------- --------- --------- ------------- ---------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Small
  Capitalization..............
Fund..........................    0.70%        0.25%        0.04%     --       0.99%        --         0.99%
American Funds Growth Fund....    0.33%        0.25%        0.02%     --       0.60%        --         0.60%
American Funds Growth-Income
  Fund........................    0.27%        0.25%        0.02%     --       0.54%        --         0.54%
FIDELITY(R) VARIABLE
  INSURANCE PRODUCTS --
INITIAL CLASS
Equity-Income Portfolio......     0.45%         --          0.10%    0.02%     0.57%        --         0.57%
Mid Cap Portfolio.............    0.55%         --          0.09%     --       0.64%        --         0.64%

JPMORGAN INSURANCE TRUST --
  CLASS 1
JPMorgan Insurance Trust Core
  Bond Portfolio............................... 0.40%   --    0.20%   0.01%   0.61%   0.00%   0.61%
JPMorgan Insurance Trust
  Small Cap Core Portfolio..................... 0.65%   --    0.26%   0.02%   0.93%   0.00%   0.93%

                                           DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                              AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                               MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                  FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                               ---------- --------------- -------- --------- --------- ------------- ---------
MET INVESTORS SERIES TRUST --
  CLASS A
Clarion Global Real Estate
  Portfolio...................    0.60%         --          0.05%     --       0.65%        --         0.65%
ClearBridge Aggressive Growth
  Portfolio...................    0.59%         --          0.02%     --       0.61%       0.00%       0.61%
Harris Oakmark International
  Portfolio...................    0.77%         --          0.06%     --       0.83%       0.02%       0.81%
Invesco Mid Cap Value
  Portfolio...................    0.65%         --          0.05%    0.08%     0.78%       0.02%       0.76%
Invesco Small Cap Growth
  Portfolio...................    0.85%         --          0.02%     --       0.87%       0.02%       0.85%
Lord Abbett Bond Debenture
  Portfolio...................    0.51%         --          0.03%     --       0.54%        --         0.54%
MFS(R) Research International
  Portfolio...................    0.68%         --          0.07%     --       0.75%       0.06%       0.69%
Morgan Stanley Mid Cap Growth
Portfolio.....................    0.64%         --          0.05%     --       0.69%       0.01%       0.68%
PIMCO Total Return Portfolio..    0.48%         --          0.03%     --       0.51%        --         0.51%
T. Rowe Price Large Cap Value
  Portfolio...................    0.57%         --          0.02%     --       0.59%        --         0.59%
T. Rowe Price Mid Cap Growth
  Portfolio...................    0.75%         --          0.03%     --       0.78%        --         0.78%
METROPOLITAN SERIES FUND --
  CLASS A
Baillie Gifford International
  Stock Portfolio...........      0.79%         --          0.08%     --       0.87%       0.12%       0.75%
Barclays Aggregate Bond Index
  Portfolio...................    0.25%         --          0.03%     --       0.28%       0.01%       0.27%
BlackRock Bond Income
  Portfolio...................    0.33%         --          0.02%     --       0.35%       0.00%       0.35%
BlackRock Capital
  Appreciation Portfolio......    0.69%         --          0.02%     --       0.71%       0.01%       0.70%
BlackRock Large Cap Value
  Portfolio...................    0.63%         --          0.02%     --       0.65%       0.06%       0.59%
BlackRock Money Market
  Portfolio...................    0.33%         --          0.02%     --       0.35%       0.02%       0.33%
Frontier Mid Cap Growth
  Portfolio...................    0.72%         --          0.03%     --       0.75%       0.01%       0.74%
Jennison Growth Portfolio.....    0.60%         --          0.02%     --       0.62%       0.07%       0.55%
Met/Artisan Mid Cap Value
  Portfolio...................    0.81%         --          0.02%     --       0.83%        --         0.83%
MetLife Mid Cap Stock Index
  Portfolio...................    0.25%         --          0.05%    0.02%     0.32%       0.00%       0.32%
MetLife Stock Index Portfolio.    0.25%         --          0.02%     --       0.27%       0.01%       0.26%
MFS(R) Total Return Portfolio.    0.55%         --          0.04%     --       0.59%        --         0.59%
MFS(R) Value Portfolio........    0.70%         --          0.02%     --       0.72%       0.14%       0.58%
MSCI EAFE(R) Index Portfolio..    0.30%         --          0.10%    0.01%     0.41%       0.00%       0.41%
Neuberger Berman Genesis
  Portfolio...................    0.80%         --          0.03%     --       0.83%       0.01%       0.82%
Russell 2000(R) Index
  Portfolio...................    0.25%         --          0.06%    0.11%     0.42%       0.00%       0.42%
T. Rowe Price Large Cap Growth
Portfolio.....................    0.60%         --          0.03%     --       0.63%       0.01%       0.62%
T. Rowe Price Small Cap Growth
Portfolio.....................    0.48%         --          0.04%     --       0.52%        --         0.52%
Van Eck Global Natural
  Resources Portfolio.........    0.78%         --          0.03%    0.01%     0.82%       0.01%       0.81%
Western Asset Management U.S.
  Government Portfolio..........  0.47%         --          0.02%     --       0.49%       0.01%       0.48%
WMC Balanced Portfolio........    0.46%         --          0.05%     --       0.51%       0.00%       0.51%
WMC Core Equity Opportunities
  Portfolio...................    0.70%         --          0.02%     --       0.72%       0.11%       0.61%
RUSSELL INVESTMENT FUNDS
  Aggressive Equity Fund.......   0.90%         --          0.15%     --       1.05%       0.05%       1.00%
Core Bond Fund................    0.55%         --          0.13%    0.01%     0.69%       0.05%       0.64%
Multi-Style Equity Fund.......    0.73%         --          0.11%     --       0.84%        --         0.84%
Non-U.S. Fund.................    0.90%         --          0.14%     --       1.04%       0.05%       0.99%

                                           DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                              AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                               MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                  FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                               ---------- --------------- -------- --------- --------- ------------- ---------
VAN ECK VIP TRUST -- INITIAL
  CLASS
Van Eck VIP Emerging Markets
  Fund........................    1.00%         --          0.23%     --       1.23%       0.00%       1.23%

   The information shown in the table above was provided by the Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Fund's 2014 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Fund but that the expenses of the Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Fund's board of directors or trustees, are not shown.

                                 POLICY RIGHTS

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Jennison Growth Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   TAX TREATMENT OF POLICY BENEFITS. In general, the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued
August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF

ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:
DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   CORPORATE ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy
                                   (Destiny)

                        Supplement dated April 29, 2013
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                        Supplement dated April 29, 2013
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                        Supplement dated April 29, 2013
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                        Supplement dated April 29, 2013
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

 Premium Payments                       General American
                                        P.O. Box 790201
                                        St. Louis, MO 63179-0201

 Payment Inquires and                   General American
 Correspondence                         P.O. Box 355
                                        Warwick, RI 02887-0355

 Beneficiary and Ownership              General American
 Changes                                P.O. Box 357
                                        Warwick, RI 02887-0356

 Surrenders, Loans,                     General American
 Withdrawals and                        P.O. Box 356
 Division Transfers                     Warwick, RI 02887-0356

 Death Claims                           General American
                                        P.O. Box 356
                                        Warwick, RI 02887-0356

 All Telephone                          (800) 638-9294
 Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

THE SEPARATE ACCOUNT

   The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R)          ADVISER: CAPITAL RESEARCH AND
                                            MANAGEMENT COMPANY

              FUND                  SUB-ADVISER               INVESTMENT OBJECTIVE
              ----                  -----------               --------------------
American Funds Global                  N/A            Long-term growth of capital.
Small Capitalization Fund

American Funds Growth                  N/A            Growth of capital.
Fund

American Funds Growth-                 N/A            Long-term growth of capital and
Income Fund                                           income.


FIDELITY(R) VARIABLE INSURANCE PRODUCTS        ADVISER: FIDELITY
                                               MANAGEMENT & RESEARCH COMPANY

FUND                                       SUB-ADVISER                 INVESTMENT OBJECTIVE
----                                       -----------                 --------------------
Equity-Income Portfolio                  FMR Co., Inc.         Reasonable income. The fund will also
                                                               consider the potential for capital
                                                               appreciation. The fund's goal is to
                                                               achieve a yield which exceeds the
                                                               composite yield of securities
                                                               comprising the S&P 500(R) Index.

Mid Cap Portfolio                        FMR Co., Inc.         Long-term growth of capital.

JPMORGAN INSURANCE TRUST                 ADVISER: J.P. MORGAN INVESTMENT
                                         MANAGEMENT INC.

FUND                                       SUB-ADVISER                 INVESTMENT OBJECTIVE
----                                       -----------                 --------------------
JPMorgan Insurance                       N/A                   To maximize total return by investing
Trust Core Bond Portfolio                                      primarily in a diversified portfolio
                                                               of intermediate- and long-term debt
                                                               securities.

JPMorgan Insurance                       N/A                   Capital growth over the long term.
Trust Small Cap Core
Portfolio

MET INVESTORS SERIES TRUST               ADVISER: METLIFE ADVISERS, LLC

FUND                                       SUB-ADVISER                 INVESTMENT OBJECTIVE
----                                       -----------                 --------------------
Clarion Global Real Estate Portfolio     CBRE Clarion          Total return through investment in
                                         Securities LLC        real estate securities, emphasizing
                                                               both capital appreciation and current
                                                               income.

ClearBridge Aggressive                   ClearBridge           Capital appreciation.
Growth Portfolio                         Investments,
(formerly Legg Mason                     LLC (formerly
ClearBridge Aggressive                   ClearBridge
Growth Portfolio)                        Advisors,
                                         LLC)

Harris Oakmark                           Harris                Long-term capital appreciation.
International Portfolio                  Associates L.P.

Invesco Small Cap                        Invesco               Long-term growth of capital.
Growth Portfolio                         Advisers, Inc.

Lord Abbett Bond                         Lord, Abbett &        High current income and the
Debenture Portfolio                      Co. LLC               opportunity for capital appreciation
                                                               to produce a high total return.

FUND                                       SUB-ADVISER                 INVESTMENT OBJECTIVE
----                                       -----------                 --------------------
Lord Abbett Mid Cap                      Lord, Abbett &        Capital appreciation through
Value Portfolio                          Co. LLC               investments, primarily in equity
                                                               securities, which are believed to be
                                                               undervalued in the marketplace.

MFS(R) Research                          Massachusetts         Capital appreciation
International Portfolio                  Financial
                                         Services
                                         Company

Morgan Stanley Mid Cap                   Morgan                Capital appreciation.
Growth Portfolio                         Stanley
                                         Investment
                                         Management
                                         Inc.
PIMCO Total Return                       Pacific               Maximum total return, consistent with
Portfolio                                Investment            the preservation of capital and
                                         Management            prudent investment management.
                                         Company
                                         LLC

T. Rowe Price Large Cap                  T. Rowe Price         Long-term capital appreciation by
Value Portfolio                          Associates,           investing in common stocks believed
                                         Inc.                  to be undervalued. Income is a
                                                               secondary objective.

T. Rowe Price Mid Cap                    T. Rowe Price         Long-term growth of capital.
Growth Portfolio                         Associates,
                                         Inc.

METROPOLITAN SERIES FUND                 ADVISER: METLIFE ADVISERS, LLC

FUND                                       SUB-ADVISER                 INVESTMENT OBJECTIVE
----                                       -----------                 --------------------
Baillie Gifford                         Baillie Gifford       Long-term growth of capital.
International Stock                     Overseas
Portfolio                               Limited

Barclays Aggregate Bond                 MetLife               To track the performance of the
Index Portfolio (formerly               Investment            Barclays U.S. Aggregate Bond Index.
Barclays Capital                        Management,
                                        LLC/1/

Aggregate Bond Index
Portfolio)

BlackRock Bond Income      BlackRock       A competitive total return primarily
Portfolio                  Advisors, LLC   from investing in fixed-income
                                           securities.

BlackRock Capital          BlackRock       Long-term growth of capital.
Appreciation Portfolio     Advisors, LLC
(formerly BlackRock
Legacy Large Cap Growth
Portfolio)

BlackRock Diversified      BlackRock       High total return while attempting to
Portfolio                  Advisors, LLC   limit investment risk and preserve
                                           capital.

BlackRock Large Cap        BlackRock       Long-term growth of capital.
Value Portfolio            Advisors, LLC

BlackRock Money Market     BlackRock       A high level of current income
Portfolio/2/               Advisors, LLC   consistent with preservation of
                                           capital.

Davis Venture Value        Davis Selected  Growth of capital.
Portfolio                  Advisers, L.P.

Frontier Mid Cap Growth    Frontier        Maximum capital appreciation.
Portfolio (formerly        Capital
BlackRock Aggressive       Management
Growth Portfolio)          Company,
                           LLC/3/

Jennison Growth Portfolio  Jennison        Long-term growth of capital.
                           Associates
                           LLC

Met/Artisan Mid Cap        Artisan         Long-term capital growth.
Value Portfolio            Partners
                           Limited
                           Partnership

METROPOLITAN SERIES FUND                         ADVISER: METLIFE ADVISERS, LLC

FUND                              SUB-ADVISER                                             INVESTMENT OBJECTIVE
----                              -----------                                             --------------------
MetLife Mid Cap Stock    MetLife Investment                       To track the performance of the Standard & Poor's MidCap 400(R)
Index Portfolio          Management, LLC/1/                       Composite Stock Price Index.

MetLife Stock Index      MetLife Investment Management, LLC/1/    To track the performance of the Standard & Poor's 500(R) Composite
Portfolio                                                         Stock Price Index.

MFS(R) Total Return      Massachusetts Financial Services         Favorable total return through investment in a diversified
Portfolio                Company                                  portfolio.

MFS(R) Value Portfolio   Massachusetts Financial                  Capital appreciation.
                         Services Company

MSCI EAFE(R) Index       MetLife Investment Management, LLC/1/    To track the performance of the MSCI EAFE(R) Index.
Portfolio

Neuberger Berman         Neuberger Berman Management LLC          High total return, consisting principally of capital appreciation.
Genesis Portfolio

Russell 2000(R) Index    MetLife Investment Management, LLC/1/    To track the performance of the Russell 2000(R) Index.
Portfolio

T. Rowe Price Large Cap  T. Rowe Price Associates, Inc.           Long-term growth of capital and, secondarily, dividend income.
Growth Portfolio

T. Rowe Price Small Cap  T. Rowe Price                            Long-term capital growth.
Growth Portfolio         Associates, Inc.

Van Eck Global Natural   Van Eck Associates Corporation           Long-term capital appreciation with income as a secondary
Resources Portfolio                                               consideration.

Western Asset            Western Asset Management Company         To maximize total return consistent with preservation of capital
Management                                                        and maintenance of liquidity.
U.S. Government
Portfolio

RUSSELL INVESTMENT
FUNDS                                                          ADVISER: RUSSELL INVESTMENT MANAGEMENT COMPANY
FUND                             SUB-ADVISER                              INVESTMENT OBJECTIVE
----                             -----------                              --------------------
Aggressive Equity Fund               N/A                          To provide long term capital growth.

Core Bond Fund                   N/A       To provide current income, and as a secondary objective, capital appreciation.

Multi-Style Equity Fund          N/A       To provide long term capital growth.

Non-U.S. Fund                    N/A       To provide long term capital growth.

VAN ECK VIP TRUST                ADVISER: VAN ECK ASSOCIATES CORPORATION

FUND                            SUB-ADVISER                 INVESTMENT OBJECTIVE
----                            -----------                 --------------------
Van Eck VIP Emerging Markets        N/A          Long-term capital appreciation by investing primarily
Fund                                             in equity securities in emerging markets around the world.

--------
/1/ Formerly MetLife Investment Advisors Company, LLC.

/2/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

/3/ Prior to January 7, 2013, BlackRock Advisors, LLC was the sub-adviser to the
    Portfolio.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck VIP Trust, we offer Initial
Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

   The following table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2012. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

                                                   MINIMUM  MAXIMUM
                                                   -------  --------
TOTAL ANNUAL FUND OPERATING EXPENSES
 (expenses that are deducted from Fund
  assets, including management fees,
   distribution and/or service (12b-1)
   fees, and other expenses).......................  0.28%  1.23%

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2012, before and after any applicable fee waivers and expense reimbursements.

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                         DISTRIBUTION             ACQUIRED     TOTAL    FEE WAIVER   NET TOTAL
                                                              AND/OR              FUND FEES   ANNUAL      AND/OR       ANNUAL
                                          MANAGEMENT     SERVICE (12B-1)   OTHER      AND    OPERATING    EXPENSE    OPERATING
                                             FEE             FEES        EXPENSES EXPENSES   EXPENSES  REIMBURSEMENT EXPENSES
                                          ----------     --------------- -------- ---------  --------- ------------- ---------
AMERICAN FUNDS INSURANCE
SERIES(R) -- CLASS 2
American Funds Global Small
  Capitalization
Fund.................................       0.71%           0.25%         0.04%       --       1.00%          --     1.00%
American Funds Growth Fund...........       0.33%           0.25%         0.02%       --       0.60%          --     0.60%
American Funds Growth-Income
  Fund...............................       0.27%           0.25%         0.02%       --       0.54%          --     0.54%
FIDELITY(R) VARIABLE
  INSURANCE
PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio..............       0.46%             --          0.10%       --       0.56%          --     0.56%
Mid Cap Portfolio....................       0.56%             --          0.09%       --       0.65%          --     0.65%
JPMORGAN INSURANCE TRUST -- CLASS 1
JPMorgan Insurance Trust Core Bond
  Portfolio..........................       0.40%             --          0.22%       --       0.62%       0.02%     0.60%
JPMorgan Insurance Trust Small Cap
  Core
Portfolio............................       0.65%             --          0.29%     0.01%      0.95%       0.00%     0.95%

                                 DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                    AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                    MANAGEMENT  SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                       FEE           FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                    ----------  --------------- -------- --------- --------- ------------- ---------
MET
  INVESTORS
  SERIES TRUST
  -- CLASS A
Clarion Global
  Real Estate
  Portfolio........   0.60%           --         0.06%      --       0.66%        --         0.66%
ClearBridge
  Aggressive
  Growth
  Portfolio........   0.61%           --         0.03%      --       0.64%        --         0.64%
Harris Oakmark
  International
  Portfolio........   0.77%           --         0.06%      --       0.83%       0.02%       0.81%
Invesco Small Cap
  Growth
  Portfolio........   0.85%           --         0.02%      --       0.87%       0.01%       0.86%
Lord Abbett Bond
  Debenture
  Portfolio........   0.51%           --         0.03%      --       0.54%        --         0.54%
Lord Abbett Mid
  Cap Value
  Portfolio........   0.65%           --         0.04%     0.06%     0.75%       0.00%       0.75%
MFS(R) Research
  International
  Portfolio........   0.68%           --         0.07%      --       0.75%       0.05%       0.70%
Morgan Stanley
  Mid Cap
  Growth
Portfolio..........   0.65%           --         0.07%      --       0.72%       0.01%       0.71%
PIMCO Total
  Return
  Portfolio........   0.48%           --         0.03%      --       0.51%        --         0.51%
T. Rowe Price
  Large Cap
  Value
  Portfolio........   0.57%           --         0.02%      --       0.59%        --         0.59%
T. Rowe Price Mid
  Cap Growth
  Portfolio........   0.75%           --         0.03%      --       0.78%        --         0.78%
METROPOLITAN
  SERIES FUND
  -- CLASS A
Baillie Gifford
  International
  Stock
Portfolio..........   0.81%           --         0.10%      --       0.91%       0.10%       0.81%
Barclays
  Aggregate Bond
  Index
  Portfolio........   0.25%           --         0.04%      --       0.29%       0.01%       0.28%
BlackRock Bond
  Income
  Portfolio........   0.32%           --         0.04%      --       0.36%       0.00%       0.36%
BlackRock Capital
  Appreciation
  Portfolio........   0.70%           --         0.03%      --       0.73%       0.01%       0.72%
BlackRock
  Diversified
  Portfolio........   0.46%           --         0.07%      --       0.53%        --         0.53%
BlackRock Large
  Cap Value
  Portfolio........   0.63%           --         0.03%      --       0.66%       0.03%       0.63%
BlackRock Money
  Market
  Portfolio........   0.33%           --         0.02%      --       0.35%       0.01%       0.34%
Davis Venture
  Value
  Portfolio........   0.70%           --         0.03%      --       0.73%       0.05%       0.68%
Frontier Mid Cap
  Growth
  Portfolio........   0.73%           --         0.05%      --       0.78%       0.02%       0.76%
Jennison Growth
  Portfolio........   0.61%           --         0.03%      --       0.64%       0.07%       0.57%
Met/Artisan Mid
  Cap Value
  Portfolio........   0.81%           --         0.04%      --       0.85%        --         0.85%
MetLife Mid Cap
  Stock Index
  Portfolio........   0.25%           --         0.07%     0.02%     0.34%       0.00%       0.34%
MetLife Stock
  Index
  Portfolio........   0.25%           --         0.03%      --       0.28%       0.01%       0.27%
MFS(R) Total
  Return
  Portfolio........   0.55%           --         0.05%      --       0.60%        --         0.60%
MFS(R) Value
  Portfolio........   0.70%           --         0.03%      --       0.73%       0.13%       0.60%
MSCI EAFE(R)
  Index
  Portfolio........   0.30%           --         0.11%     0.01%     0.42%       0.00%       0.42%
Neuberger Berman
  Genesis
  Portfolio........   0.82%           --         0.04%      --       0.86%       0.01%       0.85%
Russell 2000(R)
  Index
  Portfolio........   0.25%           --         0.08%     0.09%     0.42%       0.00%       0.42%
T. Rowe Price
  Large Cap
  Growth
Portfolio..........   0.60%           --         0.04%      --       0.64%       0.01%       0.63%
T. Rowe Price
  Small Cap
  Growth
Portfolio..........   0.49%           --         0.06%      --       0.55%        --         0.55%
Van Eck Global
  Natural
  Resources
Portfolio..........   0.78%           --         0.04%     0.02%     0.84%       0.01%       0.83%
Western Asset
  Management
  U.S.
Government
  Portfolio........   0.47%           --         0.03%      --       0.50%       0.02%       0.48%
RUSSELL
  INVESTMENT
  FUNDS
Aggressive Equity
  Fund.............   0.90%           --         0.18%      --       1.08%       0.05%       1.03%
Core Bond
  Fund.............   0.55%           --         0.17%      --       0.72%       0.05%       0.67%
Multi-Style Equity
  Fund.............   0.73%           --         0.13%      --       0.86%        --         0.86%
Non-U.S. Fund......   0.90%           --         0.16%      --       1.06%       0.05%       1.01%

                                                DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                   AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                   MANAGEMENT  SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                      FEE           FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                   ----------  --------------- -------- --------- --------- ------------- ---------
VAN ECK VIP TRUST --INITIAL CLASS
Van Eck VIP Emerging Markets Fund.   1.00%           --          0.23%     --       1.23%       0.00%       1.23%

   The information shown in the table above was provided by the Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Fund's 2013 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Fund but that the expenses of the Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Fund's board of directors or trustees, are not shown.

                                 POLICY RIGHTS

TRANSFERS

   RESTRICTIONS ON FREQUENT TRANSFERS. Frequent requests from Owners to transfer cash value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Frequent transfers involving arbitrage trading may adversely affect the long-term performance of the Funds, which may in turn adversely affect Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the American Funds Global Small Capitalization Fund, JPMorgan Insurance Trust Small Cap Core Portfolio, Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Invesco Small Cap Growth Portfolio, Lord Abbett Bond Debenture Portfolio, MFS Research International Portfolio, Baillie Gifford International Stock Portfolio, MSCI EAFE Index Portfolio, Neuberger Berman Genesis Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Van Eck Global Natural Resources Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund and Van Eck VIP Emerging Markets Fund--the "Monitored Funds") and we monitor transfer activity in those Monitored Funds. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Funds. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Funds within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Funds, in a 12-month period there were: (1) six or more transfers involving the given category;
(2) cumulative gross transfers involving the given category that exceed the current cash value; and (3) two or more "round-trips" involving any Fund in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria. WE DO NOT BELIEVE THAT OTHER FUNDS PRESENT A SIGNIFICANT OPPORTUNITY TO ENGAGE IN ARBITRAGE TRADING AND THEREFORE DO NOT MONITOR TRANSFER ACTIVITY IN THOSE FUNDS. We may change the Monitored Funds at any time without notice in our sole discretion.

   As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Funds under our current frequent transfer policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Policy, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an

American Funds portfolio to be submitted with an original signature. Further, as Monitored Funds, all American Funds portfolios also will be subject to our current frequent transfer policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

   Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when we detect transfer activity in the Monitored Funds that exceeds our current transfer limits, we require future transfer requests to or from any Monitored Funds under that Policy to be submitted in writing with an original signature. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Policies. We do not accommodate frequent transfers in any Fund and there are no arrangements in place to permit any Owner to engage in frequent transfers; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Funds may have adopted their own policies and procedures with respect to frequent transfers in their respective shares, and we reserve the right to enforce these policies and procedures. For example, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent transfer policies and procedures of the Funds, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the frequent transfer policies established by the Fund.

   In addition, Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance products and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent transfer policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds. If a Fund believes that an omnibus order reflects one or more transfer requests from Owners engaged in frequent trading, the Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on frequent transfers (even if an entire omnibus order is rejected due to the frequent transfers of a single Owner). You should read the Fund prospectuses for more details.

   RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the underlying Funds and may disrupt fund management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from Funds except where the fund manager of a particular underlying Fund has brought large transfer activity to our attention for investigation on a case-by-case basis. For example, some fund managers have asked us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple Owners by a third party such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above where future transfer requests from that third party must be submitted in writing with an original signature. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction.

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Jennison Growth Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                                GENERAL MATTERS

BENEFICIARY

   The following is added to this section:

   Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of three to five years from the date any death benefit is due and payable. For example, if the payment of a death benefit has been triggered, and after a thorough search, we are still unable to locate the beneficiary of the death benefit, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the policy owner last resided, as shown on our books and records. ("Escheatment" is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim it with the proper documentation. To prevent your Policy's death benefit from being paid to the state's abandoned or unclaimed property office, it is important that you update your beneficiary designation--including complete names and complete address--if and as they change. You should contact our Administrative Office in order to make a change to your beneficiary designation. (See "The Company.")

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   TAX TREATMENT OF POLICY BENEFITS. In general, the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age
59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.
   CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS ADDRESS      PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------  -------------------------------------

      Eric T. Steigerwalt/(2)/         Chairman of the Board, President and
                                       Chief Executive Officer since 2012
                                       and Director since 2007 of General
                                       American and Executive Vice President
                                       of Metropolitan Life Insurance
                                       Company since 2010. Formerly Interim
                                       Chief Financial Officer 2011-2012,
                                       Senior Vice President and Treasurer
                                       of General American 2007-2009 and
                                       Senior Vice President and Treasurer
                                       2007-2009 of Metropolitan Life.

      Kimberly A. Berwanger/(1)/       Director of General American since
                                       2012 and Vice President of
                                       Metropolitan Life Insurance Company
                                       since 2010.

      Peter M. Carlson/(1)/            Director, Executive Vice President
                                       and Chief Accounting Officer of
                                       General American since 2009 and
                                       Executive Vice President and Chief
                                       Accounting Officer of Metropolitan
                                       Life Insurance Company since 2009.
                                       Formerly Executive Vice President and
                                       Corporate Controller 2006-2009 of
                                       Wachovia Corporation.

NAME AND PRINCIPAL BUSINESS ADDRESS      PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------  -------------------------------------

       Paul G. Cellupica/(1)/          Director of General American since
                                       2011 and Chief Counsel of
                                       Metropolitan Life Insurance Company
                                       since 2004.

       Elizabeth M. Forget/(1)/        Director of General American since
                                       2012 and Senior Vice President of
                                       Metropolitan Life Insurance Company
                                       since 2007.

       Michael P. Harwood/(2)/         Director of General American since
                                       2012 and Senior Vice President and
                                       Chief Actuary of Metropolitan Life
                                       Insurance Company since 2010.
                                       Formerly Vice President and Chief
                                       Actuary 2005-2009 of Metropolitan
                                       Life.

       Paul A. LaPiana/(2)/            Director of General American since
                                       2010 and Senior Vice President of
                                       Metropolitan Life Insurance Company
                                       since 2008. Formerly Director
                                       (Officer) 2003-2008 of Metropolitan
                                       Life.

       Gene L. Lunman/(4)/             Director of General American since
                                       2012 and Senior Vice President of
                                       Metropolitan Life Insurance Company
                                       since 2006.

       Stanley J. Talbi/(1)/           Director of General American since
                                       2002 and Executive Vice President of
                                       Metropolitan Life Insurance Company
                                       since 2005.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS ADDRESS      PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------  -------------------------------------

         Roberto Baron/(1)/            Senior Vice President of General
                                       American since 2011 and Senior Vice
                                       President of Metropolitan Life
                                       Insurance Company since 2011.
                                       Formerly Vice President 2004-2011 of
                                       General American.

         Anne M. Belden/(6)/           Vice President--Finance of General
                                       American since 2010 and Assistant
                                       Vice President and Actuary of
                                       Metropolitan Life Insurance Company
                                       since 2010. Formerly Actuary
                                       2004-2010 of Metropolitan Life.

       Marlene B. Debel/(1)/       Senior Vice President and Treasurer
                                   of General American since 2011 and
                                   Senior Vice President and Treasurer
                                   of Metropolitan Life Insurance
                                   Company since 2011. Formerly Global
                                   Head of Liquidity Risk Management and
                                   Rating Agency Relations of 2009-2011
                                   Bank of America and Assistant
                                   Treasurer and Head of Corporate
                                   Finance and Liquidity Risk Management
                                   1989-2008 of Merrill Lynch & Co., Inc.

       Robin Lenna/(5)/            Executive Vice President of General
                                   American since 2011 and Executive
                                   Vice President of Metropolitan Life
                                   Insurance Company since 2010.
                                   Formerly Senior Vice President
                                   2004-2010 of Metropolitan Life.

       Jonathan L. Rosenthal/(3)/  Senior Vice President and Chief
                                   Hedging Officer of General American
                                   since 2010 and Senior Managing
                                   Director of Metropolitan Life
                                   Insurance Company since 2008.

--------
/(1)/ The principal business address is MetLife, 1095 Avenue of the Americas,
      New York, NY 10036.
/(2)/ The principal business address is MetLife, 501 Route 22, Bridgewater, NJ
      08807
/(3)/ The principal business address is MetLife, 10 Park Avenue,
      Morristown, NJ 07962.
/(4)/ The principal business address is MetLife, 1300 Hall Boulevard,
      Bloomfield, CT 06002
/(5)/ The principal business address is MetLife, 200 Park Avenue, 12/th/ floor,
      New York, NY 10166
/(6)/ The principal business address is MetLife, 1 MetLife Plaza, 27-01 Queens
      Plaza North, Long Island, NY 11101

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                        Variable Life Insurance Policy
                                   (Destiny)

                        Supplement dated April 30, 2012
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                        Supplement dated April 30, 2012
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                        Supplement dated April 30, 2012
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                        Supplement dated April 30, 2012
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

            Premium Payments  General American
                              P.O. Box 790201

                                   St. Louis, MO 63179-0201
       Payment Inquires and        General American
       Correspondence              P.O. Box 355
                                   Warwick, RI 02887-0355

       Beneficiary and Ownership   General American
       Changes                     P.O. Box 357
                                   Warwick, RI 02887-0356

       Surrenders, Loans,          General American
       Withdrawals and             P.O. Box 356
       Division Transfers          Warwick, RI 02887-0356

       Death Claims                General American
                                   P.O. Box 356
                                   Warwick, RI 02887-0356

       All Telephone              (800) 638-9294
       Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

THE SEPARATE ACCOUNT

   The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.



AMERICAN FUNDS INSURANCE SERIES(R)      ADVISER: CAPITAL RESEARCH AND
                                        MANAGEMENT COMPANY

         FUND                SUB-ADVISER       INVESTMENT OBJECTIVE
         ----                -----------       --------------------
American Funds Global         N/A         Long-term growth of capital.
Small Capitalization Fund

American Funds Growth         N/A       Growth of capital.
Fund

American Funds Growth-        N/A       Long-term growth of capital and income.
Income Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS       ADVISER: FIDELITY
                                              MANAGEMENT & RESEARCH COMPANY

FUND                               SUB-ADVISER                      INVESTMENT OBJECTIVE
----                               -----------                      --------------------
Equity-Income Portfolio       FMR Co., Inc.           Reasonable income. The fund will also consider
                                                      the potential for capital appreciation. The
                                                      fund's goal is to achieve a yield which exceeds
                                                      the composite yield of securities comprising the
                                                      S&P 500(R) Index.

Mid Cap Portfolio             FMR Co., Inc.           Long-term growth of capital.

JPMORGAN INSURANCE TRUST                      ADVISER: J.P. MORGAN INVESTMENT
                                              MANAGEMENT INC.

FUND                               SUB-ADVISER                      INVESTMENT OBJECTIVE
----                               -----------                      --------------------
JPMorgan Insurance Trust      N/A                     To maximize total return by investing primarily
Core Bond Portfolio                                   in a diversified portfolio of intermediate- and
                                                      long-term debt securities.

JPMorgan Insurance Trust      N/A                     Capital growth over the long term.
Small Cap Core Portfolio

MET INVESTORS SERIES TRUST                    ADVISER: METLIFE ADVISERS, LLC

FUND                               SUB-ADVISER                      INVESTMENT OBJECTIVE
----                               -----------                      --------------------
Clarion Global Real Estate    CBRE Clarion            Total return through investment in real estate
Portfolio                     Securities LLC          securities, emphasizing both capital appreciation
                              (formerly ING Clarion   and current income.
                              Real Estate
                              Securities LLC)

Harris Oakmark International  Harris Associates L.P.  Long-term capital appreciation.
Portfolio

Invesco Small Cap Growth      Invesco Advisers, Inc.  Long-term growth of capital.
Portfolio

Lazard Mid Cap Portfolio      Lazard Asset            Long-term growth of capital.
                              Management LLC

Legg Mason ClearBridge        ClearBridge             Capital appreciation.
Aggressive Growth Portfolio   Advisors, LLC

Lord Abbett Bond Debenture    Lord, Abbett & Co. LLC  High current income and the opportunity for
Portfolio                                             capital appreciation to produce a high total
                                                      return.

FUND                               SUB-ADVISER                      INVESTMENT OBJECTIVE
----                               -----------                      --------------------
Lord Abbett Mid Cap           Lord, Abbett & Co. LLC  Capital appreciation through investments,
Value Portfolio                                       primarily in equity securities, which are
                                                      believed to be undervalued in the marketplace.

MFS(R) Research               Massachusetts           Capital appreciation
International Portfolio       Financial Services
                              Company

Morgan Stanley Mid Cap        Morgan Stanley          Capital appreciation.
Growth Portfolio              Investment
                              Management Inc.

PIMCO Total Return            Pacific Investment      Maximum total return, consistent with the
Portfolio                     Management              preservation of capital and prudent investment
                              Company LLC             management.

RCM Technology                RCM Capital             Capital appreciation; no consideration is given
Portfolio                     Management LLC          to income.

T. Rowe Price Large Cap       T. Rowe Price           Long-term capital appreciation by investing in
Value Portfolio               Associates, Inc.        common stocks believed to be undervalued. Income
                                                      is a secondary objective.

T. Rowe Price Mid Cap         T. Rowe Price           Long-term growth of capital.
Growth Portfolio              Associates, Inc.

METROPOLITAN SERIES FUND                      ADVISER: METLIFE ADVISERS, LLC

FUND                               SUB-ADVISER                      INVESTMENT OBJECTIVE
----                               -----------                      --------------------
Baillie Gifford               Baillie Gifford Overseas  Long-term growth of capital.
International Stock           Limited/1/
Portfolio (formerly Artio


International Stock
Portfolio)

Barclays Capital        MetLife Investment        To track the performance of the Barclays U.S.
Aggregate Bond Index    Advisors                  Aggregate Bond Index.
Portfolio               Company, LLC

BlackRock Aggressive    BlackRock                 Maximum capital appreciation.
Growth Portfolio        Advisors, LLC

BlackRock Bond Income   BlackRock                 A competitive total return primarily from
Portfolio               Advisors, LLC             investing in fixed-income securities.

BlackRock Diversified   BlackRock                 High total return while attempting to limit
Portfolio               Advisors, LLC             investment risk and preserve capital.

BlackRock Large Cap     BlackRock                 Long-term growth of capital.
Value Portfolio         Advisors, LLC

BlackRock Legacy Large  BlackRock                 Long-term growth of capital.
Cap Growth Portfolio    Advisors, LLC

BlackRock Money Market  BlackRock                 A high level of current income consistent with
Portfolio/2/            Advisors, LLC             preservation of capital.

Davis Venture Value     Davis Selected            Growth of capital.
Portfolio               Advisers, L.P./3/

Met/Artisan Mid Cap     Artisan Partners Limited  Long-term capital growth.
Value Portfolio         Partnership

MetLife Mid Cap Stock   MetLife Investment        To track the performance of the Standard & Poor's
Index Portfolio         Advisors                  MidCap 400(R) Composite Stock Price Index.
                        Company, LLC

MetLife Stock Index     MetLife Investment        To track the performance of the Standard & Poor's
Portfolio               Advisors                  500(R) Composite Stock Price Index.
                        Company, LLC

METROPOLITAN SERIES FUND                  ADVISER: METLIFE ADVISERS, LLC

FUND                               SUB-ADVISER                      INVESTMENT OBJECTIVE
----                               -----------                      --------------------
MFS(R) Total Return         Massachusetts Financial    Favorable total return through investment in a
Portfolio                   Services Company           diversified portfolio.

MFS(R) Value Portfolio      Massachusetts Financial    Capital appreciation.
                            Services Company

MSCI EAFE(R) Index          MetLife Investment         To track the performance of the MSCI EAFE(R) Index.
Portfolio (formerly Morgan  Advisors Company, LLC
Stanley EAFE(R) Index
Portfolio)

Neuberger Berman Genesis    Neuberger Berman           High total return, consisting principally of capital
Portfolio                   Management LLC             appreciation.

Russell 2000(R) Index       MetLife Investment         To track the performance of the Russell 2000(R) Index.
Portfolio                   Advisors Company, LLC

T. Rowe Price Large Cap     T. Rowe Price Associates,  Long-term growth of capital and, secondarily, dividend
Growth Portfolio            Inc.                       income.

T. Rowe Price Small Cap     T. Rowe Price Associates,  Long-term capital growth.
Growth Portfolio            Inc.

Van Eck Global Natural      Van Eck Associates         Long-term capital appreciation with income as a
Resources Portfolio         Corporation                secondary consideration.

Western Asset Management    Western Asset              To maximize total return consistent with preservation
U.S. Government Portfolio   Management Company         of capital and maintenance of liquidity.

RUSSELL INVESTMENT FUNDS         ADVISER: RUSSELL INVESTMENT MANAGEMENT COMPANY

FUND                               SUB-ADVISER                      INVESTMENT OBJECTIVE
----                               -----------                      --------------------
Aggressive Equity Fund      N/A                        To provide long term capital growth.

Core Bond Fund              N/A                        To provide current income, and as a secondary
                                                       objective, capital appreciation.

Multi-Style Equity Fund     N/A                        To provide long term capital growth.

Non-U.S. Fund            N/A       To provide long term capital growth.

VAN ECK VIP TRUST               ADVISER: VAN ECK ASSOCIATES CORPORATION

FUND                   SUB-ADVISER                   INVESTMENT OBJECTIVE
----                   -----------                   --------------------
Van Eck VIP Emerging     N/A          Long-term capital appreciation by investing primarily
Markets Fund                          in equity securities in emerging markets around the
                                      world.

--------
/1/ Prior to February 1, 2012, Artio Global Management LLC was the sub-adviser to the Portfolio.

/2/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

/3/ Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck VIP Trust, we offer Initial
Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

   The following table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2011. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

                                                                                                      MINIMUM MAXIMUM
                                                                                                      ------- -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets, including management fees, distribution and/or service
  (12b-1) fees, and other expenses)..................................................................  0.27%   1.26%

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2011, before and after any applicable contractual fee waivers and expense reimbursements.

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                                                        CONTRACTUAL
                                                           DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                              AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                              MANAGEMENT  SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                                 FEE           FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                              ----------  --------------- -------- --------- --------- ------------- ---------

AMERICAN FUNDS INSURANCE
SERIES(R) -- CLASS 2
American Funds Global Small Capitalization
  Fund.......................................   0.70%          0.25%       0.04%        --     0.99%          --       0.99%
American Funds Growth Fund...................   0.32%          0.25%       0.02%        --     0.59%          --       0.59%
American Funds Growth- Income Fund...........   0.27%          0.25%       0.01%        --     0.53%          --       0.53%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
  INITIAL CLASS
Equity- Income Portfolio.....................   0.46%             --       0.10%        --     0.56%          --       0.56%
Mid Cap Portfolio............................   0.56%             --       0.10%        --     0.66%          --       0.66%
JPMORGAN INSURANCE TRUST -- CLASS I
JPMorgan Insurance Trust Core Bond
  Portfolio..................................   0.40%             --       0.22%        --     0.62%       0.02%       0.60%
JPMorgan Insurance Trust Small Cap Core
  Portfolio..................................   0.65%             --       0.39%     0.01%     1.05%       0.01%       1.04%

                                                                                                        CONTRACTUAL
                                                           DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                              AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                              MANAGEMENT  SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                                 FEE           FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                              ----------  --------------- -------- --------- --------- ------------- ---------
MET INVESTORS SERIES TRUST -- CLASS A
Clarion Global Real Estate Portfolio.........   0.61%           --         0.06%        --     0.67%          --       0.67%
Harris Oakmark International Portfolio.......   0.77%           --         0.08%        --     0.85%       0.02%       0.83%
Invesco Small Cap Growth Portfolio...........   0.85%           --         0.03%        --     0.88%       0.02%       0.86%
Lazard Mid Cap Portfolio.....................   0.69%           --         0.06%        --     0.75%          --       0.75%
Legg Mason ClearBridge Aggressive Growth
  Portfolio..................................   0.62%           --         0.03%        --     0.65%          --       0.65%
Lord Abbett Bond Debenture Portfolio.........   0.50%           --         0.04%        --     0.54%          --       0.54%
Lord Abbett Mid Cap Value Portfolio..........   0.67%           --         0.06%        --     0.73%       0.02%       0.71%
MFS(R) Research International Portfolio......   0.68%           --         0.09%        --     0.77%       0.06%       0.71%
Morgan Stanley Mid Cap Growth
  Portfolio.................................... 0.65%           --         0.07%        --     0.72%       0.01%       0.71%
PIMCO Total Return Portfolio.................   0.48%           --         0.03%        --     0.51%          --       0.51%
RCM Technology Portfolio.....................   0.88%           --         0.07%        --     0.95%          --       0.95%
T. Rowe Price Large Cap Value Portfolio......   0.57%           --         0.02%        --     0.59%          --       0.59%
T. Rowe Price Mid Cap Growth Portfolio.......   0.75%           --         0.03%        --     0.78%          --       0.78%
METROPOLITAN SERIES FUND -- CLASS A
Baillie Gifford International Stock Portfolio   0.83%           --         0.12%        --     0.95%       0.10%       0.85%
Barclays Capital Aggregate Bond Index
  Portfolio..................................   0.25%           --         0.03%        --     0.28%       0.01%       0.27%
BlackRock Aggressive Growth Portfolio........   0.73%           --         0.04%        --     0.77%          --       0.77%
BlackRock Bond Income Portfolio..............   0.34%           --         0.03%        --     0.37%       0.01%       0.36%
BlackRock Diversified Portfolio..............   0.46%           --         0.05%        --     0.51%          --       0.51%
BlackRock Large Cap Value Portfolio..........   0.63%           --         0.03%        --     0.66%       0.03%       0.63%
BlackRock Legacy Large Cap Growth Portfolio..   0.71%           --         0.02%        --     0.73%       0.01%       0.72%
BlackRock Money Market Portfolio.............   0.33%           --         0.02%        --     0.35%       0.01%       0.34%
Davis Venture Value Portfolio................   0.70%           --         0.03%        --     0.73%       0.05%       0.68%
Jennison Growth Portfolio....................   0.62%           --         0.02%        --     0.64%       0.07%       0.57%
Met/Artisan Mid Cap Value Portfolio..........   0.81%           --         0.03%        --     0.84%          --       0.84%
MetLife Mid Cap Stock Index Portfolio........   0.25%           --         0.05%     0.02%     0.32%       0.00%       0.32%
MetLife Stock Index Portfolio................   0.25%           --         0.02%        --     0.27%       0.01%       0.26%
MFS(R) Total Return Portfolio................   0.54%           --         0.05%        --     0.59%          --       0.59%
MFS(R) Value Portfolio.......................   0.70%           --         0.03%        --     0.73%       0.13%       0.60%
MSCI EAFE(R) Index Portfolio.................   0.30%           --         0.11%     0.01%     0.42%       0.00%       0.42%
Neuberger Berman Genesis Portfolio...........   0.82%           --         0.04%        --     0.86%       0.01%       0.85%
Russell 2000(R) Index Portfolio..............   0.25%           --         0.06%     0.08%     0.39%       0.00%       0.39%
T. Rowe Price Large Cap Growth Portfolio.....   0.60%           --         0.04%        --     0.64%       0.01%       0.63%
T. Rowe Price Small Cap Growth Portfolio.....   0.49%           --         0.06%        --     0.55%          --       0.55%
Van Eck Global Natural Resources Portfolio...   0.78%           --         0.04%     0.02%     0.84%          --       0.84%
Western Asset Management U.S. Government
  Portfolio..................................   0.47%           --         0.02%        --     0.49%        0.01%      0.48%

                                                                                                        CONTRACTUAL
                                                           DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                              AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                              MANAGEMENT  SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                                 FEE           FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                              ----------  --------------- -------- --------- --------- ------------- ---------
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund.......................   0.90%           --         0.18%      --       1.08%       0.05%       1.03%
Core Bond Fund...............................   0.55%           --         0.18%      --       0.73%       0.05%       0.68%
Multi-Style Equity Fund......................   0.73%           --         0.12%      --       0.85%          --       0.85%
Non-U.S. Fund................................   0.90%           --         0.20%      --       1.10%       0.05%       1.05%
VAN ECK VIP TRUST -- INITIAL CLASS
Van Eck VIP Emerging Markets Fund............   1.00%           --         0.26%      --       1.26%       0.00%       1.26%

   The Net Total Annual Operating Expenses shown in the table reflect contractual arrangements currently in effect under which the investment advisers of certain Funds have agreed to waive fees and/or pay expenses of the Funds until at least April 30, 2013. In the table, "0.00%" in the Contractual Fee Waiver and/or Expense Reimbursement column indicates that there is a contractual arrangement in effect for that Fund, but the expenses of the Fund are below the level that would trigger the waiver or reimbursement. The Net Total Annual Operating Expenses shown do not reflect voluntary waiver or expense reimbursement arrangements or arrangements that terminate prior to April 30, 2013. The Funds provided the information on their expenses, and we have not independently verified the information.

                                 POLICY RIGHTS

TRANSFERS

   The following paragraphs in this section have been revised.

   The Funds may have adopted their own policies and procedures with respect to market timing transactions in their respective shares, and we reserve the right to enforce these policies and procedures. For example, the Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific owners who violate the frequent trading policies established by the Fund.

   In addition, owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their market timing policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds. If a Fund believes that an omnibus order reflects one or more transfer requests from owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing and disruptive trading activities (even if an entire omnibus order is rejected due to the market timing or disruptive trading activity of a single owner). You should read the Fund prospectuses for more details.

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Jennison Growth Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                              THE GENERAL ACCOUNT
TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS

   The following is added to this section:

   Although we are not currently limiting transfers from the General Account to the greater of 25% of the Policy's Cash Surrender Value in the General Account or the previous Policy Year's Maximum Amount, it is important to note that if we impose this limit, it could take a number of years to fully transfer a current balance from the General Account to the Divisions of the Separate Account. You should keep this in mind when considering whether an allocation of Cash Value to the General Account is consistent with your risk tolerance and time horizon.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   TAX TREATMENT OF POLICY BENEFITS. In general, the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT

CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   Under previous law, the estate tax applicable exclusion gradually rose to $3.5 million per person in 2009 and was repealed in 2010 with a modified carryover basis for heirs. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the "2010 Act") has reinstated the estate and generation-skipping transfer taxes through the end of 2012 with lower top rates and larger exemptions. The 2010 Act raises the applicable exclusion amount to $5,000,000. The top tax rate is set at 35%. A special irrevocable election was provided for estates of decedents who died in 2010. These estates may generally choose between the reinstated estate tax and the carryover basis rules which were in effect in 2010.

   It is not known if Congress will make the temporary changes of the 2010 Act permanent, enact permanent repeal of the estate and the generation-skipping transfer taxes or otherwise modify the estate tax or generation-skipping transfer tax rules for years after 2012. Absent Congressional action, the law governing estate, gift and generation-skipping transfer taxes will revert on January 1, 2013 to the law that was in place on June 7, 2001.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified

Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

  NAME AND PRINCIPAL BUSINESS ADDRESS      PRINCIPAL BUSINESS EXPERIENCE
  -----------------------------------      -----------------------------
       Michael K. Farrell/(2)/         Chairman of the Board, President and
                                       Chief Executive Officer of General
                                       American since 2009 and Executive
                                       Vice President of Metropolitan Life
                                       Insurance Company since 2005.
                                       Formerly Director of General American
                                       2004-2009.

        Peter M. Carlson/(1)/          Director, Executive Vice President
                                       and Chief Accounting Officer of
                                       General American since 2009 and
                                       Executive Vice President and Chief
                                       Accounting Officer of Metropolitan
                                       Life Insurance Company since 2009.
                                       Formerly Executive Vice President and
                                       Corporate Controller of Wachovia
                                       Corporation 2006-2009.

        Paul G. Cellupica/(1)/         Director of General American since
                                       2011 and Chief Counsel of
                                       Metropolitan Life since 2004.

          Todd B. Katz/(3)/            Director of General American since
                                       2009 and Executive Vice President of
                                       Metropolitan Life Insurance Company
                                       since 2010. Formerly Senior Vice
                                       President of Metropolitan Life
                                       Insurance Company 2005-2009.

         Paul A. LaPiana/(4)/          Director of General American since
                                       2010 and Senior Vice President of
                                       Metropolitan Life since 2008.
                                       Formerly Director (Officer) of
                                       Metropolitan Life 2003-2008.

         Maria R. Morris/(1)/          Director of General American since
                                       2009 and Executive Vice President,
                                       Technology and Operations of
                                       Metropolitan Life Insurance Company
                                       since 2008. Formerly Executive Vice
                                       President of Metropolitan Life
                                       2005-2008.

       Eric T. Steigerwalt/(3)/        Director of General American since
                                       2007 and Executive Vice President and
                                       Chief Financial Officer of
                                       Metropolitan Life Insurance Company
                                       since 2011. Formerly Senior Vice
                                       President and Treasurer of General
                                       American 2007-2009 and Executive Vice
                                       President 2010-2011, Senior Vice
                                       President and Treasurer 2007-2009 of
                                       Metropolitan Life.

        Stanley J. Talbi/(1)/          Director of General American since
                                       2002 and Executive Vice President of
                                       Metropolitan Life Insurance Company
                                       since 2005.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS ADDRESS                        PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                        -----------------------------
       Anne M. Belden/(7)/           Vice President--Finance of General American since 2010 and Assistant Vice
                                     President and Actuary of Metropolitan Life Insurance Company since 2010.
                                     Formerly Actuary of Metropolitan Life Insurance Company 2004-2010.

    William D. Cammarata/(5)/        Senior Vice President of General American since 2007 and Senior Vice
                                     President, Financial Operations of Metropolitan Life Insurance Company
                                     since 2007. Formerly Assistant Secretary of General American 2002-2007
                                     and Vice President and Deputy Controller of Metropolitan Life 1991-2007.

Marlene B. Debel/(1)/  Senior Vice President and Treasurer of General American since 2011 and
                       Senior Vice President and Treasurer of Metropolitan Life Insurance
                       Company since 2011. Formerly Global Head of Liquidity Risk Management
                       and Rating Agency Relations of Bank of America 2009-2011 and Assistant
                       Treasurer and Head of Corporate Finance and Liquidity Risk Management
                       of Merrill Lynch & Co., Inc. 1989-2008 (Merrill Lynch was acquired by
                       Bank of America in January of 2009).

Robin Lenna/(6)/       Executive Vice President of General American since 2011 and Executive
                       Vice President of Metropolitan Life Insurance Company since 2010.
                       Formerly Senior Vice President of Metropolitan Life Insurance Company
                       2004-2010.

--------
/(1)/ The principal business address is 1095 Avenue of the Americas, New York,
      NY 10036.
/(2)/ The principal business address is 10 Park Avenue, Morristown, NJ 07962. /(3)/ The principal business address is 501 Route 22, Bridgewater, NJ 08807 /(4)/ The principal business address is 5 Park Plaza, Suite 1900, Irvine, CA
      92614
/(5)/ The principal business address is 18210 Crane Nest Drive, Tampa, FL 33647 /(6)/ The principal business address is 200 Park Avenue, 12/th/ floor, New York,
      NY 10166
/(7)/ The principal business address is 1 MetLife Plaza, 27-01 Queens Plaza
      North, Long Island, NY 11101

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy
                                   (Destiny)

                         Supplement dated May 1, 2011
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                         Supplement dated May 1, 2011
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                         Supplement dated May 1, 2011
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated May 1, 2011
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

Premium Payments  General American
                  P.O. Box 790201
                  St. Louis, MO 63179-0201

                                          General American
                                          P. O. Box 355
Payment Inquires and Correspondence       Warwick, RI 02887-0355

Beneficiary and Ownership                 General American
                                          P. O. Box 357
Changes                                   Warwick, RI 02887-0356

Surrenders, Loans,                        General American
Withdrawals and                           P.O. Box 356
Division Transfers                        Warwick, RI 02887-0356

                                          General American
                                          P.O. Box 356
Death Claims                              Warwick, RI 02887-0356

All Telephone Transactions and Inquiries  (800) 638-9294

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

   THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

  AMERICAN FUNDS INSURANCE SERIES(R) ADVISER: CAPITAL RESEARCH AND MANAGEMENT
                                    COMPANY

FUND                                   SUB-ADVISER          INVESTMENT OBJECTIVE
----                                   -----------          --------------------
American Funds Global Small               N/A       Long-term growth of capital.
Capitalization Fund
American Funds Growth Fund                N/A       Growth of capital.
American Funds Growth- Income Fund        N/A       Long-term growth of capital and
                                                    income.

FIDELITY(R) VARIABLE INSURANCE          ADVISER: FIDELITY MANAGEMENT &
PRODUCTS                                RESEARCH COMPANY

FUND                      SUB-ADVISER           INVESTMENT OBJECTIVE
----                     --------------         --------------------
Equity-Income Portfolio  FMR Co., Inc.  Reasonable income. The fund will also consider the potential for capital
                                        appreciation. The fund's goal is to
                                        achieve a yield which exceeds the
                                        composite yield of securities
                                        comprising the Standard & Poor's
                                        500(R) Index (S&P 500(R)).

Mid Cap Portfolio        FMR Co., Inc.  Long-term growth of capital.

JPMORGAN INSURANCE TRUST            ADVISER: J.P. MORGAN INVESTMENT
                                    MANAGEMENT INC.

FUND                  SUB-ADVISER          INVESTMENT OBJECTIVE
----                  -----------          --------------------
JPMorgan Insurance       N/A       To maximize total return by investing
Trust Core Bond                    primarily in a diversified portfolio
Portfolio                          of intermediate- and long-term debt
                                   securities.

JPMorgan Insurance       N/A       Capital growth over the long term.
Trust Small Cap Core
Portfolio

MET INVESTORS SERIES TRUST  ADVISER: METLIFE ADVISERS, LLC

FUND                       SUB-ADVISER           INVESTMENT OBJECTIVE
----                       -----------           --------------------
Clarion Global Real      ING Clarion      Total return through investment in
Estate Portfolio         Real Estate      real estate securities, emphasizing
                         Securities LLC   both capital appreciation and
                                          current income.

Harris Oakmark           Harris           Long-term capital appreciation.
International Portfolio  Associates L.P.

Invesco Small Cap        Invesco          Long-term growth of capital.
Growth Portfolio         Advisers, Inc.

Lazard Mid Cap           Lazard Asset     Long-term growth of capital.
Portfolio                Management
                         LLC

Legg Mason               ClearBridge      Capital appreciation.
ClearBridge Aggressive   Advisors, LLC
Growth Portfolio

Lord Abbett Bond         Lord, Abbett &   High current income and the
Debenture Portfolio      Co. LLC          opportunity for capital
                                          appreciation to produce a high
                                          total return.

Lord Abbett Mid Cap      Lord, Abbett &   Capital appreciation through
Value Portfolio          Co. LLC          investments, primarily in equity
                                          securities, which are believed to
                                          be undervalued in the marketplace.

FUND                      SUB-ADVISER           INVESTMENT OBJECTIVE
----                      -----------           --------------------
MFS(R) Research          Massachusetts  Capital appreciation
International Portfolio  Financial
                         Services
                         Company

Morgan Stanley Mid      Morgan Stanley          Capital appreciation.
Cap Growth Portfolio    Investment Management
                        Inc.

Oppenheimer Capital     OppenheimerFunds, Inc.  Capital appreciation.
Appreciation Portfolio

PIMCO Total Return      Pacific Investment      Maximum total return,
Portfolio               Management Company      consistent with the
                        LLC                     preservation of capital
                                                and prudent investment
                                                management.

RCM Technology          RCM Capital             Capital appreciation; no
Portfolio               Management LLC          consideration is given to
                                                income.

T. Rowe Price Large     T. Rowe Price           Long-term capital
Cap Value Portfolio     Associates, Inc.(1)     appreciation by
stocks                                          investing in common believed to
                                                be undervalued. Income is a
                                                secondary objective.

T. Rowe Price Mid Cap   T. Rowe Price           Long-term growth of capital.
Growth Portfolio        Associates, Inc.

METROPOLITAN SERIES FUND, INC              ADVISER: METLIFE ADVISERS, LLC

FUND                         SUB-ADVISER             INVESTMENT OBJECTIVE
----                         -----------             --------------------
Artio International    Artio Global              Long-term growth of capital.
Stock Portfolio        Management LLC
Barclays Capital       MetLife Investment        To equal the performance of
                                                 the Barclays
Aggregate Bond Index   Advisors Company,         Capital U.S. Aggregate Bond
Portfolio              LLC                       Index.
BlackRock Aggressive   BlackRock Advisors,       Maximum capital appreciation.
Growth Portfolio       LLC
BlackRock Bond         BlackRock Advisors,       A competitive total return
Income Portfolio       LLC                       primarily from investing in
                                                 fixed-income securities.
BlackRock Diversified  BlackRock Advisors,       High total return while
Portfolio              LLC                       attempting to limit
                                                 investment risk and preserve
                                                 capital.
BlackRock Large Cap    BlackRock Advisors,       Long-term growth of capital.
Value Portfolio        LLC

BlackRock Legacy       BlackRock Advisors,       Long-term growth of capital.
Large Cap Growth       LLC
Portfolio

BlackRock Money        BlackRock Advisors,       A high level of current
Market Portfolio(2)    LLC                       income consistent with
                                                 preservation of capital.
Davis Venture Value    Davis Selected            Growth of capital.
Portfolio              Advisers, L.P.(3)

Met/Artisan Mid Cap    Artisan Partners Limited  Long-term capital growth.
Value Portfolio        Partnership

MetLife Mid Cap Stock  MetLife Investment        To equal the performance of
                                                 the Standard
Index Portfolio        Advisors Company,         & Poor's MidCap 400(R)
                       LLC                       Composite Stock Price Index.

MetLife Stock Index    MetLife Investment        To equal the performance of
Portfolio              Advisors Company,         the Standard & Poor's 500(R)
                       LLC                       Composite Stock Price Index.

FUND                     SUB-ADVISER               INVESTMENT OBJECTIVE
----                     -----------               --------------------
MFS(R) Total Return     Massachusetts           Favorable total return through
Portfolio               Financial               investment in a diversified
                        Services                portfolio.
                        Company

MFS(R) Value Portfolio  Massachusetts           Capital appreciation.
                        Financial

                           Services Company
Morgan Stanley EAFE(R)     MetLife Investment  To equal the performance of
Index Portfolio            Advisors Company,   the MSCI EAFE(R) Index.
                           LLC

Neuberger Berman Genesis   Neuberger Berman    High total return, consisting
Portfolio                  Management LLC      principally of capital
                                               appreciation.

Neuberger Berman Mid Cap   Neuberger Berman    Capital growth.
Value Portfolio            Management LLC

Russell 2000(R) Index      MetLife Investment  To equal the performance of
Portfolio                  Advisors Company,   the Russell 2000(R) Index.
                           LLC

T. Rowe Price Large Cap    T. Rowe Price       Long-term growth of capital
Growth Portfolio           Associates, Inc.    and, secondarily, dividend
                                               income.

T. Rowe Price Small Cap    T. Rowe Price       Long-term capital growth.
Growth Portfolio           Associates, Inc.

Van Eck Global Natural     Van Eck Associates  Long-term capital
Resources Portfolio(4)     Corporation         appreciation with income as a
                                               secondary consideration.

Western Asset Management   Western Asset       To maximize total return
U.S. Government Portfolio  Management Company  consistent with preservation of capital and maintenance of
                                               liquidity.

RUSSELL INVESTMENT FUNDS ADVISER: RUSSELL INVESTMENT
                         MANAGEMENT COMPANY

FUND                     SUB-ADVISER          INVESTMENT OBJECTIVE
----                     -----------          --------------------
Aggressive Equity Fund      N/A       To provide long term capital growth.

Core Bond Fund              N/A       To provide current income, and as a
                                      secondary objective, capital
                                      appreciation.

Multi-Style Equity Fund     N/A       To provide long term capital growth.

Non-U.S. Fund               N/A       To provide long term capital growth.

VAN ECK VIP TRUST                     ADVISER: VAN ECK ASSOCIATES CORPORATION

FUND                  SUB-ADVISER          INVESTMENT OBJECTIVE
----                  -----------          --------------------

Van Eck VIP Emerging     N/A       Long-term capital appreciation by
Markets Fund                       investing primarily in equity
                                   securities in emerging markets around
                                   the world.
--------
(1) Prior to May 1, 2011, Lord Abbett & Co. LLC was the sub-adviser to the Portfolio.
(2) An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.
(3) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.
(4) Effective May 2, 2011, the Portfolio replaced the Van Eck VIP Global Hard Assets Fund of the Van Eck VIP Trust.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck VIP Trust, we offer Initial
Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

   The following table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2010. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

                                                                                                      MINIMUM MAXIMUM
                                                                                                      ------- -------
TOTAL ANNUAL FUND OPERATING EXPENSES.................................................................
(expenses that are deducted from Fund assets, including management fees, distribution and/or service
  (12b-1) fees, and other expenses)..................................................................  0.27%   1.28%

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2010, before and after any applicable contractual fee waivers and expense reimbursements.

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                              DISTRIBUTION           ACQUIRED    TOTAL   CONTRACTUAL FEE NET TOTAL
                                 AND/OR              FUND FEES  ANNUAL    WAIVER AND/OR   ANNUAL
                  MANAGEMENT SERVICE(12B-1)  OTHER      AND    OPERATING     EXPENSE     OPERATING
                     FEE          FEES      EXPENSES EXPENSES  EXPENSES   REIMBURSEMENT  EXPENSES
                  ---------- -------------- -------- --------- --------- --------------- ---------
AMERICAN
  FUNDS
  INSURANCE
  SERIES(R)
  -- CLASS 2
American
  Funds
  Global
  Small
  Capitalization
  Fund...........    0.71%        0.25%       0.04%      --      1.00%          --         1.00%
American
  Funds
  Growth
  Fund...........    0.32%        0.25%       0.02%      --      0.59%          --         0.59%
American
  Funds
  Growth-
  Income
  Fund...........    0.27%        0.25%       0.02%      --      0.54%          --         0.54%
FIDELITY(R)
  VARIABLE
  INSURANCE
  PRODUCTS
  --
  INITIAL
  CLASS
  Equity-
  Income
  Portfolio......    0.46%          --        0.10%      --      0.56%          --         0.56%
Mid Cap
  Portfolio......    0.56%          --        0.10%      --      0.66%          --         0.66%
JPMORGAN
  INSURANCE
  TRUST --
  CLASS
  I..............
JPMorgan
  Insurance
  Trust Core
  Bond
  Portfolio......    0.40%          --        0.22%      --      0.62%        0.02%        0.60%(1)
JPMorgan
  Insurance
  Trust Small
  Cap Core
  Portfolio......    0.65%          --        0.39%    0.01%     1.05%        0.01%        1.04%(2)
MET
  INVESTORS
  SERIES
  TRUST --
  CLASS
  A..............
Clarion
  Global Real
  Estate
  Portfolio......    0.62%          --        0.07%      --      0.69%          --         0.69%
Harris
  Oakmark
  International
  Portfolio......    0.78%          --        0.07%      --      0.85%        0.01%        0.84%(3)
Invesco Small
  Cap
  Growth
  Portfolio......    0.85%          --        0.04%      --      0.89%        0.02%        0.87%(4)
Lazard Mid
  Cap
  Portfolio......    0.69%          --        0.04%      --      0.73%          --         0.73%
Legg Mason
  ClearBridge
  Aggressive
  Growth
  Portfolio......    0.64%          --        0.04%      --      0.68%          --         0.68%
Lord Abbett
  Bond
  Debenture
  Portfolio......    0.50%          --        0.03%      --      0.53%          --         0.53%
Lord Abbett
  Mid Cap
  Value

  Portfolio......    0.68%          --        0.07%      --      0.75%          --         0.75%

                                 DISTRIBUTION           ACQUIRED    TOTAL    CONTRACTUAL   NET TOTAL
                                    AND/OR              FUND FEES  ANNUAL     FEE WAIVER    ANNUAL
                     MANAGEMENT SERVICE(12B-1)  OTHER      AND    OPERATING AND/OR EXPENSE OPERATING
                        FEE          FEES      EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT  EXPENSES
                     ---------- -------------- -------- --------- --------- -------------- ---------
MFS(R) Research
  International
  Portfolio.........    0.69%         --         0.09%      --      0.78%        0.03%       0.75%(5)
Morgan Stanley
  Mid Cap
  Growth
  Portfolio.........    0.66%         --         0.14%      --      0.80%        0.02%       0.78%(6)
Oppenheimer
  Capital
  Appreciation
  Portfolio.........    0.60%         --         0.06%      --      0.66%          --        0.66%
PIMCO Total
  Return
  Portfolio.........    0.48%         --         0.03%      --      0.51%          --        0.51%
RCM Technology
  Portfolio.........    0.88%         --         0.09%      --      0.97%          --        0.97%
T. Rowe Price
  Large Cap
  Value
  Portfolio.........    0.57%         --         0.02%      --      0.59%          --        0.59%(7)
T. Rowe Price Mid
  Cap Growth
  Portfolio.........    0.75%         --         0.04%      --      0.79%          --        0.79%
METROPOLITAN
  SERIES FUND,
  INC. -- CLASS A...
Artio International
  Stock
  Portfolio.........    0.82%         --         0.12%    0.02%     0.96%        0.05%       0.91%(8)
Barclays Capital
  Aggregate Bond
  Index
  Portfolio.........    0.25%         --         0.03%      --      0.28%        0.01%       0.27%(9)
BlackRock
  Aggressive
  Growth
  Portfolio.........    0.73%         --         0.04%      --      0.77%          --        0.77%
BlackRock Bond
  Income
  Portfolio.........    0.37%         --         0.03%      --      0.40%        0.03%       0.37%(10)
BlackRock
  Diversified
  Portfolio.........    0.46%         --         0.04%      --      0.50%          --        0.50%
BlackRock Large
  Cap Value
  Portfolio.........    0.63%         --         0.02%      --      0.65%        0.03%       0.62%(11)
BlackRock Legacy
  Large Cap
  Growth
  Portfolio.........    0.73%         --         0.04%      --      0.77%        0.02%       0.75%(12)
BlackRock Money
  Market
  Portfolio.........    0.32%         --         0.02%      --      0.34%        0.01%       0.33%(13)
Davis Venture
  Value
  Portfolio.........    0.70%         --         0.03%      --      0.73%        0.05%       0.68%(14)
Met/Artisan Mid
  Cap Value
  Portfolio.........    0.81%         --         0.03%      --      0.84%          --        0.84%
MetLife Mid Cap
  Stock Index
  Portfolio.........    0.25%         --         0.06%    0.01%     0.32%          --        0.32%
MetLife Stock
  Index
  Portfolio.........    0.25%         --         0.02%      --      0.27%        0.01%       0.26%(9)
MFS(R) Total
  Return
  Portfolio.........    0.54%         --         0.04%      --      0.58%          --        0.58%
MFS(R) Value
  Portfolio.........    0.71%         --         0.02%      --      0.73%        0.11%       0.62%(15)
Morgan Stanley
  EAFE(R) Index
  Portfolio.........    0.30%         --         0.11%    0.01%     0.42%          --        0.42%
Neuberger Berman
  Genesis
  Portfolio.........    0.83%         --         0.06%      --      0.89%        0.02%       0.87%(16)
Neuberger Berman
  Mid Cap Value
  Portfolio.........    0.65%         --         0.05%      --      0.70%          --        0.70%
Russell 2000(R)
  Index
  Portfolio.........    0.25%         --         0.07%    0.01%     0.33%          --        0.33%
T. Rowe Price
  Large Cap
  Growth
  Portfolio.........    0.60%         --         0.04%      --      0.64%          --        0.64%
T. Rowe Price
  Small Cap
  Growth
  Portfolio.........    0.50%         --         0.07%      --      0.57%          --        0.57%
Van Eck Global
  Natural
  Resources
  Portfolio.........    0.79%         --         0.05%    0.01%     0.85%          --        0.85%

                           DISTRIBUTION           ACQUIRED   TOTAL   CONTRACTUAL FEE NET TOTAL
                              AND/OR                FUND    ANNUAL    WAIVER AND/OR   ANNUAL
               MANAGEMENT SERVICE(12B-1)  OTHER   FEES AND OPERATING     EXPENSE     OPERATING
                  FEE          FEES      EXPENSES EXPENSES EXPENSES   REIMBURSEMENT  EXPENSES
               ---------- -------------- -------- -------- --------- --------------- ---------
Western Asset
  Management
  U.S.
  Government
  Portfolio...    0.47%         --         0.03%     --      0.50%        0.01%        0.49%(17)
RUSSELL
  INVESTMENT
  FUNDS
  Aggressive
  Equity
  Fund........    0.90%         --         0.21%     --      1.11%        0.06%        1.05%(18)

                                     ----  --  ----  --  ----  ----  ----
 Core Bond Fund..................... 0.55% --  0.21% --  0.76% 0.07% 0.69%(19)
                                     ----  --  ----  --  ----  ----  ----
 Multi-Style Equity Fund............ 0.73% --  0.16% --  0.89%   --  0.89%
                                     ----  --  ----  --  ----  ----  ----
 Non-U.S. Fund...................... 0.90% --  0.23% --  1.13% 0.06% 1.07%(20)
                                     ----  --  ----  --  ----  ----  ----
 VAN ECK VIP TRUST -- INITIAL CLASS.
 Van Eck VIP Emerging Markets Fund.. 1.00% --  0.28% --  1.28%   --  1.28%

--------

(1) The Portfolio's adviser and administrator have contractually agreed to waive fees and/or reimburse expenses to the extent total annual fund operating expenses of Class 1 Shares (excluding acquired fund fees and expenses, dividend expenses relating to short sales, interest, taxes and extraordinary expenses and expenses related to the board of Trustees' deferred compensation plan) exceed 0.60% of its daily net assets. This contract cannot be terminated prior to May 1, 2012.

(2) The Portfolio's adviser and administrator have contractually agreed to waive fees and/or reimburse expenses to the extent total annual fund operating expenses of Class 1 Shares (excluding acquired fund fees and expenses, dividend expenses relating to short sales, interest, taxes and extraordinary expenses and expenses related to the board of Trustees' deferred compensation plan) exceed 1.03% of its daily net assets. This contract cannot be terminated prior to May 1, 2012.

(3) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.725% of the Portfolio's average daily net assets exceeding $1 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

(4) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.83% of the Portfolio's average daily net assets from $250 million to $500 million. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

(5) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.55% of the Portfolio's average daily net assets exceeding $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

(6) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% of the first $500 million of the Portfolio's average daily net assets plus 0.625% of such assets over $500 million. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

(7) The Management Fee has been restated to reflect an amended advisory agreement, as if the fee had been in effect during the previous fiscal year.

(8) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.78% for the first $900 million of the Portfolio's average daily net assets, 0.75% for the next $100 million, 0.725% for the next $500 million and 0.70% on amounts over $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(9) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.245% for the amounts over $500 million but less than $1 billion, 0.24% for the next $1 billion and 0.235% on amounts over $2 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(10)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.37% for the first $1 billion of the Portfolio's average daily net assets, 0.325% for the next $2.4 billion and 0.25% on amounts over $3.4 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.68% for the first $250 million of the Portfolio's average daily net assets, 0.625% for the next $500 million, 0.60% for the next $250 million and 0.55% on amounts over $1 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(12) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.705% for the amounts over $300 million but less than $1 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(13) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the first $1 billion of the Portfolio's average daily net assets. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(14) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets, 0.70% for the next $450 million, 0.65% for the next $4 billion and 0.625% on amounts over $4.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(15) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% on amounts over $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(16) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.825% for the first $500 million of the Portfolio's average daily net assets. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(17) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.50% for the amounts over $200 million but less than $500 million. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(18) Until April 30, 2012, RIMCo has contractually agreed to waive 0.06% of its 0.90% advisory fee. This waiver may not be terminated during the relevant period except with Board approval.

(19) Other Expenses have been restated to reflect the Fund's proportionate share of the operating expenses of any other fund, including the Russell U.S. Cash Management Fund, in which the Fund invests. Until April 30, 2012, RIMCo has contractually agreed to waive 0.07% of its 0.55% advisory fee. This waiver may not be terminated during the relevant period except with Board approval.

(20) Other Expenses have been restated to reflect the Fund's proportionate share of the operating expenses of any other fund, including the Russell U.S. Cash Management Fund, in which the Fund invests. Until April 30, 2012, RIMCo has contractually agreed to waive 0.06% of its 0.90% advisory fee. This waiver may not be terminated during the relevant period except with Board approval.

                                 POLICY RIGHTS

TRANSFERS

   The following paragraph is revised.

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the Artio International Stock Portfolio, Morgan Stanley EAFE(R) Index Portfolio, Neuberger Berman Genesis Portfolio, Russell 2000(R) Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond

Debenture Portfolio, Invesco Small Cap Growth Portfolio, MFS(R) Research International Portfolio, Clarion Global Real Estate Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Insurance Trust Small Cap Core Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck VIP Emerging Markets Fund and Van Eck Global Natural Resources Portfolio) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Oppenheimer Capital Appreciation Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in
Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

   7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   Under previous law, the estate tax applicable exclusion gradually rose to $3.5 million per person in 2009 and was repealed in 2010 with a modified carryover basis for heirs. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the "2010 Act") has reinstated the estate and generation-skipping transfer taxes through the end of 2012 with lower top rates and larger exemptions. The 2010 Act raises the applicable exclusion amount to $5,000,000. The top tax rate is set at 35%. A special irrevocable election was provided for estates of decedents who died in 2010. These estates may generally choose between the reinstated estate tax and the carryover basis rules which were in effect in 2010.

   It is not known if Congress will make the temporary changes of the 2010 Act permanent, enact permanent repeal of the estate and the generation-skipping transfer taxes or otherwise modify the estate tax or generation-skipping transfer tax rules for years after 2012.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   13. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.
   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   14. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   15. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   16. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   17. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   18. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS
ADDRESS                                PRINCIPAL BUSINESS EXPERIENCE
---------------------------            -----------------------------
Michael K. Farrell**         Chairman of the Board, President and Chief
                             Executive Officer of General American since 2009
                             and Executive Vice President of Metropolitan Life
                             Insurance Company since 2005. Formerly Director
                             of General American 2004-2009.
Peter M. Carlson*            Director, Executive Vice President and Chief
                             Accounting Officer of General American since 2009
                             and Executive Vice President and Chief Accounting
                             Officer of Metropolitan Life Insurance Company
                             since 2009. Formerly Executive Vice President and
                             Corporate Controller of Wachovia Corporation
                             2006-2009.
Todd B. Katz*****            Director of General American since 2009 and
                             Executive Vice President of Metropolitan Life
                             Insurance Company since 2010. Formerly Senior
                             Vice President of Metropolitan Life Insurance
                             Company 2005-2009.
Maria R. Morris*             Director of General American since 2009 and
                             Executive Vice President, Technology and
                             Operations of Metropolitan Life Insurance Company
                             since 2008. Formerly Executive Vice President of
                             Metropolitan Life 2005-2008.
Teresa W. Roseborough        Director of General American since 2009 and
                             Senior Chief Counsel of Metropolitan Life
                             Insurance Company since 2007. Formerly Chief
                             Counsel of Metropolitan Life 2006-2007.
Eric T. Steigerwalt          Director of General American since 2007 and
                             Executive Vice President of Metropolitan Life
                             Insurance Company. Formerly Senior Vice President and Treasurer of General American 2007-2009 and
                             Senior Vice President and Treasurer 2007-2009 and
                             Senior Vice President 2000-2007 of Metropolitan
                             Life.

Stanley J. Talbi*     Director of General American since 2002 and
                      Executive Vice President of Metropolitan Life
                      Insurance Company since 2005.
Michael J. Vietri***  Director of General American since 2005 and
                      Executive Vice President of Metropolitan Life
                      Insurance Company since 2005.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS
ADDRESS                                PRINCIPAL BUSINESS EXPERIENCE
---------------------------            -----------------------------
Robert E. Sollmann, Jr.*     Executive Vice President of General American
                             since 2009 and Executive Vice President of
                             Metropolitan Life Insurance Company since 2010.
                             Formerly Senior Vice President of Metropolitan
                             Life Insurance Company 1983-2009.
William D. Cammarata****     Senior Vice President of General American since
                             2007 and Senior Vice President, Financial
                             Operations of Metropolitan Life Insurance Company
                             since 2007. Formerly Assistant Secretary of
                             General American 2002-2007 and Vice President and
                             Deputy Controller of Metropolitan Life 1991-2007.
Steven J. Goulart*           Senior Vice President and Treasurer of General
                             American since 2009 and Senior Vice President and
                             Secretary of Metropolitan Life Insurance Company since 2009. Formerly Senior Vice President of
                             Metropolitan Life 2006-2009.

--------
    * The principal business address is 1095 Avenue of the Americas, New York, NY 10036.
   **  The principal business address is 10 Park Avenue,
       Morristown, NJ 07962.
  ***  The principal business address is 177 South
       Commons Drive, Aurora, IL 60504.
 ****  18210 Crane Nest Dr., Tampa, FL 33647
*****  501 Route 22, Bridgewater, NJ 08807

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                   VARIABLE LIFE INSURANCE POLICY (DESTINY)
                      Supplement dated December 16, 2010
             To the Prospectus Dated May 1, 2004 (as supplemented)

     FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES (VARIABLE UNIVERSAL
                    LIFE VUL 98/ VUL 00/EXECUTIVE BENEFIT)
    FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE POLICY
                      Supplement dated December 16, 2010
            To the Prospectuses Dated May 1, 2002 (as supplemented)

         FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES (VUL 95/VUL
                             100/VGSP/RUSSELLVUL)
                      Supplement dated December 16, 2010
            To the Prospectuses Dated May 1, 2000 (as supplemented)

   Metropolitan Life Insurance Company (the "Company") has filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Company to remove a variable investment option ("Existing Fund") and substitute a new option ("Replacement Fund") as shown below. The Replacement Fund is a portfolio of Metropolitan Series Fund, Inc. To the extent that the Replacement Fund is not currently available as an investment option under your Policy, such Replacement Fund will be added as an investment option on or before the date of the substitution. Please retain this supplement and keep it with the prospectus.

   To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.

   The Company believes that the proposed substitution is in the best interest of policyholders. The Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitution, and it will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitution will occur on or about May 1, 2011.

   The proposed substitution and advisers and/or sub-advisers for the above-listed policies are:

 EXISTING FUND AND CURRENT ADVISER
 (WITH CURRENT SUB-ADVISER AS NOTED)      REPLACEMENT FUND AND SUB-ADVISER
 -----------------------------------    -------------------------------------
 Van Eck VIP Global Hard Assets Fund    Van Eck Global Natural Resources
 (Initial Class)                        Portfolio (Class A)
 Van Eck Associates Corporation         Van Eck Associates Corporation

Please note that:

    - No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitutions.

    - The elections you have on file for allocating your cash value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

    - You may transfer amounts in your policy among the variable investment options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your policy, subject to the Company's restrictions on transfers to prevent or limit "market timing" activities by policy owners or agents of policy owners.

    - If you make one transfer from an Existing Fund into one or more other subaccounts before the substitution, or from a Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution. In addition, if you make one transfer from an Existing Fund into a subaccount before the substitution or from a Replacement Fund within 30 days after the substitution, the transfer will not be treated as one of a limited number of transfers (or exchanges) permitted under your policy.

    - On the effective date of the substitution, your cash value in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

    -  There will be no tax consequences to you.

   In connection with the substitution, we will send you a prospectus for the Replacement Fund as well as notice of the actual date of the substitution and confirmation of transfer.

   Please contact your registered representative if you have any questions.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                                                         GenAmSS11.Dec2010.supp

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy
                                   (Destiny)

                         Supplement dated May 1, 2010

                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                         Supplement dated May 1, 2010

                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                         Supplement dated May 1, 2010

                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated May 1, 2010

                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

 Premium Payments                       General American
                                        P.O. Box 790201
                                        St. Louis, MO 63179-0201

 Payment Inquires and                   General American
 Correspondence                         Remittance Processing
                                        18210 Crane Nest Drive
                                        Tampa, FL 33647
                                        (800) 638-9294

 Beneficiary and Ownership              General American
 Changes                                P. O. Box 357
                                        Warwick, RI 02887-0356

 Surrenders, Loans,                     General American
 Withdrawals and                        P.O. Box 356
 Division Transfers                     Warwick, RI 02887-0356

 Death Claims                           General American
                                        P.O. Box 356
                                        Warwick, RI 02887-0356

 All Telephone                          (800) 638-9294
 Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

   THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R) ADVISER: CAPITAL RESEARCH AND MANAGEMENT COMPANY

FUND                                                SUB-ADVISER                       INVESTMENT OBJECTIVE
----                                                -----------                       --------------------
American Funds Global                                   N/A                   Long-term growth of capital.
Small Capitalization
Fund

American Funds Growth                                   N/A                   Growth of capital.
Fund

American Funds Growth-                                  N/A                   Long-term growth of capital and
Income Fund                                                                   income.

FIDELITY(R) VARIABLE INSURANCE                       ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY
PRODUCTS

FUND                                                SUB-ADVISER                        INVESTMENT OBJECTIVE
----                                                -----------                        --------------------

Equity-Income Portfolio                            FMR Co., Inc.               Reasonable income. The fund will also
                                                                               consider the potential for capital
                                                                               appreciation. The fund's goal is to
                                                                               achieve a yield which exceeds the
                                                                               composite yield of securities
                                                                               comprising the Standard & Poor's
                                                                               500(SM) Index (S&P 500(R)).

Mid Cap Portfolio                                  FMR Co., Inc.               Long-term growth of capital.

JPMORGAN INSURANCE TRUST                             ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

FUND                                                SUB-ADVISER                        INVESTMENT OBJECTIVE
----                                                -----------                        --------------------

JPMorgan Insurance Trust Core Bond                      N/A                    To maximize total return by investing
Portfolio                                                                      primarily in a diversified portfolio
                                                                               of intermediate- and long-term debt
                                                                               securities.

JPMorgan Insurance Trust Small Cap                      N/A                    Capital growth over the long term.
Core Portfolio

 MET INVESTORS SERIES TRUST             ADVISER: METLIFE ADVISERS, LLC

FUND                                                SUB-ADVISER                       INVESTMENT OBJECTIVE
----                                                -----------                       --------------------

Clarion Global Real Estate Portfolio   ING Clarion Real Estate Securities LLC Total return through investment in real estate securities, emphasizing
                                                                              both capital appreciation and current
                                                                              income.

Harris Oakmark International Portfolio Harris Associates L.P.                 Long-term capital appreciation.

Invesco Small Cap Growth Portfolio     Invesco Advisers, Inc.(1)              Long-term growth of capital.
(formerly Met/AIM Small Cap Growth
Portfolio)

Lazard Mid Cap Portfolio               Lazard Asset Management LLC            Long-term growth of capital.

FUND                                                SUB-ADVISER                        INVESTMENT OBJECTIVE
----                                                -----------                        --------------------

Legg Mason ClearBridge Aggressive      ClearBridge Advisors, LLC               Capital appreciation.
Growth Portfolio (formerly Legg Mason
Partners Aggressive Growth Portfolio)

Lord Abbett Bond Debenture Portfolio   Lord, Abbett & Co. LLC                  High current income and the
                                                                               opportunity for capital appreciation
                                                                               to produce a high total return.

Lord Abbett Growth and Income          Lord, Abbett & Co. LLC                  Long-term growth of capital and
Portfolio                                                                      income without excessive fluctuation
                                                                               in market value.

Lord Abbett Mid Cap Value Portfolio    Lord, Abbett & Co. LLC                  Capital appreciation through
                                                                               investments, primarily in equity
                                                                               securities, which are believed to be
                                                                               undervalued in the marketplace.

MFS(R) Research International          Massachusetts Financial Services        Capital appreciation
Portfolio                              Company

Morgan Stanley Mid Cap Growth          Morgan Stanley Investment Management    Capital appreciation.
Portfolio                              Inc.

Oppenheimer Capital Appreciation       OppenheimerFunds, Inc.                  Capital appreciation.
Portfolio

PIMCO Total Return Portfolio           Pacific Investment Management Company   Maximum total return, consistent with
                                       LLC                                     the preservation of capital and
                                                                               prudent investment management.

RCM Technology Portfolio               RCM Capital Management LLC              Capital appreciation; no
                                                                               consideration is given to income.

T. Rowe Price Mid Cap Growth Portfolio T. Rowe Price Associates, Inc.          Long-term growth of capital.
METROPOLITAN SERIES FUND, INC.                                ADVISER: METLIFE ADVISERS, LLC


FUND                                                SUB-ADVISER                       INVESTMENT OBJECTIVE
----                                                -----------                       --------------------

Artio International Stock Portfolio    Artio Global Management LLC            Long-term growth of capital.

Barclays Capital Aggregate Bond Index  MetLife Investment Advisors Company,   To equal the performance of the
Portfolio                              LLC                                    Barclays Capital U.S. Aggregate Bond
                                                                              Index.

BlackRock Aggressive Growth Portfolio  BlackRock Advisors, LLC                Maximum capital appreciation.

BlackRock Bond Income Portfolio        BlackRock Advisors, LLC                A competitive total return primarily
                                                                              from investing in fixed-income
                                                                              securities.

BlackRock Diversified Portfolio        BlackRock Advisors, LLC                High total return while attempting to
                                                                              limit investment risk and preserve
                                                                              capital.

BlackRock Large Cap Value Portfolio    BlackRock Advisors, LLC                Long-term growth of capital.

BlackRock Legacy Large Cap Growth      BlackRock Advisors, LLC                Long-term growth of capital.
Portfolio

BlackRock Money Market Portfolio(2)    BlackRock Advisors, LLC                A high level of current income
                                                                              consistent with preservation of
                                                                              capital.

FUND                                                SUB-ADVISER                       INVESTMENT OBJECTIVE
----                                                -----------                       --------------------
Davis Venture Value Portfolio          Davis Selected Advisers, L.P.(3)       Growth of capital.

Met/Artisan Mid Cap Value Portfolio    Artisan Partners Limited Partnership   Long-term capital growth.

MetLife Mid Cap Stock Index Portfolio  MetLife Investment Advisors Company,   To equal the performance of the
                                       LLC                                    Standard & Poor's MidCap 400
                                                                              Composite Stock Price Index.
MetLife Stock Index Portfolio          MetLife Investment Advisors Company,   To equal the performance of the
                                       LLC                                    Standard & Poor's 500 Composite Stock
                                                                              Price Index.

MFS(R) Total Return                    Massachusetts Financial                Favorable total return through
Portfolio                              Services Company                       investment in a diversified portfolio.

MFS(R) Value Portfolio                 Massachusetts Financial Services       Capital appreciation.
                                       Company

Morgan Stanley EAFE(R)                 MetLife Investment                     To equal the performance of the MSCI

Index Portfolio                        Advisors Company, LLC                  EAFE Index.

Neuberger Berman Genesis Portfolio     Neuberger Berman Management LLC(4)     High total return, consisting
(formerly BlackRock Strategic Value                                           principally of capital appreciation.
Portfolio)

Neuberger Berman Mid Cap Value         Neuberger Berman Management LLC        Capital growth.
Portfolio

Russell 2000(R) Index Portfolio        MetLife Investment Advisors Company,   To equal the performance of the
                                       LLC                                    Russell 2000 Index.

T. Rowe Price Large Cap Growth         T. Rowe Price Associates, Inc.         Long-term growth of capital and,
Portfolio                                                                     secondarily, dividend income.

T. Rowe Price Small Cap Growth         T. Rowe Price Associates, Inc.         Long-term capital growth.
Portfolio

Western Asset Management U.S.          Western Asset Management Company       To maximize total return consistent
Government Portfolio                                                          with preservation of capital and
                                                                              maintenance of liquidity.

 RUSSELL INVESTMENT FUNDS               ADVISER: RUSSELL INVESTMENT
                                        MANAGEMENT COMPANY

FUND                                                SUB-ADVISER                       INVESTMENT OBJECTIVE
----                                                -----------                       --------------------
Aggressive Equity Fund                                  N/A                   To provide long term capital growth.
Core Bond Fund                                          N/A                   To provide current income, and as a
                                                                              secondary objective, capital
                                                                              appreciation.
Multi-Style Equity Fund                                 N/A                   To provide long term capital growth.
Non-U.S. Fund                                           N/A                   To provide long term capital growth.

 VAN ECK VIP TRUST                      ADVISER: VAN ECK ASSOCIATES
                                        CORPORATION
(FORMERLY VAN ECK WORLDWIDE INSURANCE TRUST)

FUND                                   SUB-ADVISER                       INVESTMENT OBJECTIVE
----                                   -----------                       --------------------
Van Eck VIP Emerging Markets Fund          N/A                   Long-term capital appreciation by
(formerly Worldwide Emerging Markets                             investing primarily in equity
Fund)                                                            securities in emerging markets around
                                                                 the world.

Van Eck VIP Global Hard Assets Fund        N/A                   Long-term capital appreciation by
(formerly Worldwide Hard Assets Fund)                            investing primarily in hard asset
                                                                 securities. Income is a secondary
                                                                 consideration.

--------
(1)Prior to January 1, 2010, the sub-adviser to the Portfolio was known as Invesco Aim Capital Management, Inc.

(2)An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.

(3)Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

(4)Prior to January 19, 2010, BlackRock Advisors, LLC was the sub-adviser to the Portfolio.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck VIP Trust, we offer Initial
Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

   The following table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2009. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

                                                        MINIMUM  MAXIMUM
                                                        -------  -------
      TOTAL ANNUAL FUND OPERATING
        EXPENSES
      (expenses that are deducted from Fund assets,
        including management fees, distribution and/or
        service (12b-1) fees, and other expenses)...... 0.28%    1.39%

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2009, before and after any applicable contractual fee waivers and expense reimbursements.

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                  DISTRIBUTION              ACQUIRED   TOTAL    CONTRACTUAL    NET TOTAL
                                     AND/OR                FUND FEES  ANNUAL     FEE WAIVER     ANNUAL
                    MANAGEMENT   SERVICE(12B-1)     OTHER     AND    OPERATING AND/OR EXPENSE OPERATING
                       FEE           FEES         EXPENSES EXPENSES* EXPENSES  REIMBURSEMENT  EXPENSES**
                  -------------- --------------   -------- --------- --------- -------------- ----------
AMERICAN
  FUNDS
  INSURANCE
  SERIES(R)
  -- CLASS 2
American
  Funds
  Global
  Small
  Capitalization
  Fund...........      0.72%         0.25%        0.04%     --       1.01%          --         1.01%
American
  Funds
  Growth
  Fund...........      0.33%         0.25%        0.02%     --       0.60%          --         0.60%
American
  Funds
  Growth-
  Income
  Fund...........      0.28%         0.25%        0.01%     --       0.54%          --         0.54%
FIDELITY(R)
  VARIABLE
  INSURANCE
  PRODUCTS
  --
  INITIAL
  CLASS
Equity-
  Income
  Portfolio......      0.46%           --         0.12%     --       0.58%          --         0.58%
Mid Cap
  Portfolio......      0.56%           --         0.12%     --       0.68%          --         0.68%
JPMORGAN
  INSURANCE
  TRUST --
  CLASS I
JPMorgan
  Insurance
  Trust Core
  Bond
  Portfolio......      0.40%           --         0.27%     --       0.67%        0.07%        0.60%(1)
JPMorgan
  Insurance
  Trust Small
  Cap Core
  Portfolio......      0.65%           --         0.75%     --       1.39%        0.36%        1.03%(2)
MET
  INVESTORS
  SERIES
  TRUST --
  CLASS A
Clarion
  Global Real
  Estate
  Portfolio......      0.64%           --         0.09%     --       0.73%          --         0.73%
Harris
  Oakmark
  International
  Portfolio......      0.79%           --         0.05%     --       0.84%          --         0.84%
Invesco Small
  Cap
  Growth
  Portfolio......      0.86%           --         0.04%     --       0.90%          --         0.90%
Lazard Mid
  Cap
  Portfolio......      0.70%           --         0.04%     --       0.74%          --         0.74%
Legg Mason
  ClearBridge
  Aggressive
  Growth
  Portfolio......      0.64%           --         0.03%     --       0.67%          --         0.67%

                         DISTRIBUTION           ACQUIRED    TOTAL    CONTRACTUAL   NET TOTAL
                            AND/OR              FUND FEES  ANNUAL     FEE WAIVER     ANNUAL
             MANAGEMENT SERVICE(12B-1)  OTHER      AND    OPERATING AND/OR EXPENSE OPERATING
                FEE          FEES      EXPENSES EXPENSES* EXPENSES  REIMBURSEMENT  EXPENSES**
             ---------- -------------- -------- --------- --------- -------------- ----------
Lord
  Abbett
  Bond
  Debenture
  Portfolio     0.51%         --         0.04%     --       0.55%         --          0.55%
Lord
  Abbett
  Growth
  and

Income Portfolio................................ 0.53% --  0.03%   --  0.56%   --  0.56%
Lord Abbett Mid Cap Value Portfolio............. 0.68% --  0.08%   --  0.76%   --  0.76%
MFS(R) Research International Portfolio......... 0.71% --  0.10%   --  0.81%   --  0.81%
Morgan Stanley Mid Cap Growth Portfolio......... 0.70% --  0.20%   --  0.90%   --  0.90%
Oppenheimer Capital Appreciation Portfolio...... 0.60% --  0.07%   --  0.67%   --  0.67%
PIMCO Total Return Portfolio.................... 0.48% --  0.04%   --  0.52%   --  0.52%
RCM Technology Portfolio........................ 0.88% --  0.08%   --  0.96%   --  0.96%
T. Rowe Price Mid Cap Growth Portfolio.......... 0.75% --  0.04%   --  0.79%   --  0.79%
METROPOLITAN SERIES FUND, INC. -- CLASS A
Artio International Stock Portfolio............. 0.83% --  0.13% 0.03% 0.99% 0.03% 0.96%(3)
Barclays Capital Aggregate Bond Index Portfolio. 0.25% --  0.05%   --  0.30% 0.01% 0.29%(4)
BlackRock Aggressive Growth Portfolio........... 0.73% --  0.06%   --  0.79%   --  0.79%
BlackRock Bond Income Portfolio................. 0.38% --  0.05%   --  0.43% 0.03% 0.40%(5)
BlackRock Diversified Portfolio................. 0.46% --  0.06%   --  0.52%   --  0.52%
BlackRock Large Cap Value Portfolio............. 0.64% --  0.03%   --  0.67%   --  0.67%
BlackRock Legacy Large Cap Growth Portfolio..... 0.73% --  0.10%   --  0.83% 0.01% 0.82%(6)
BlackRock Money Market Portfolio................ 0.32% --  0.02%   --  0.34% 0.01% 0.33%(7)
Davis Venture Value Portfolio................... 0.71% --  0.03%   --  0.74% 0.05% 0.69%(8)
Met/Artisan Mid Cap Value Portfolio............. 0.82% --  0.05%   --  0.87%   --  0.87%(9)
MetLife Mid Cap Stock Index Portfolio........... 0.25% --  0.10% 0.01% 0.36% 0.01% 0.35%(4)
MetLife Stock Index Portfolio................... 0.25% --  0.03%   --  0.28% 0.01% 0.27%(4)
MFS(R) Total Return Portfolio................... 0.54% --  0.06%   --  0.60%   --  0.60%
MFS(R) Value Portfolio.......................... 0.71% --  0.03%   --  0.74% 0.08% 0.66%(10)
Morgan Stanley EAFE(R) Index Portfolio.......... 0.30% --  0.14% 0.01% 0.45% 0.01% 0.44%(11)
Neuberger Berman Genesis Portfolio.............. 0.85% --  0.09%   --  0.94% 0.03% 0.91%(12)
Neuberger Berman Mid Cap Value Portfolio........ 0.65% --  0.07%   --  0.72%   --  0.72%
Russell 2000(R) Index Portfolio................. 0.25% --  0.10%   --  0.35% 0.01% 0.34%(4)
T. Rowe Price Large Cap Growth Portfolio........ 0.60% --  0.07%   --  0.67%   --  0.67%
T. Rowe Price Small Cap Growth Portfolio........ 0.51% --  0.11%   --  0.62%   --  0.62%

                           DISTRIBUTION           ACQUIRED    TOTAL    CONTRACTUAL   NET TOTAL
                              AND/OR              FUND FEES  ANNUAL     FEE WAIVER     ANNUAL
               MANAGEMENT SERVICE(12B-1)  OTHER      AND    OPERATING AND/OR EXPENSE OPERATING
                  FEE          FEES      EXPENSES EXPENSES* EXPENSES  REIMBURSEMENT  EXPENSES**
               ---------- -------------- -------- --------- --------- -------------- ----------
Western Asset
  Management
U.S.
  Government
  Portfolio...    0.48%         --         0.04%      --      0.52%        0.01%        0.51%(13)
RUSSELL
  INVESTMENT
  FUNDS
Aggressive
  Equity
  Fund........    0.90%         --         0.23%    0.01%     1.14%        0.06%        1.08%(14)
Core Bond
  Fund........    0.55%         --         0.18%    0.01%     0.74%        0.07%        0.67%(15)
Multi-Style
  Equity
  Fund........    0.73%         --         0.13%    0.01%     0.87%          --         0.87%
Non-U.S.
  Fund........    0.90%         --         0.22%    0.02%     1.14%        0.06%        1.08%(14)
VAN ECK VIP
  TRUST --
  INITIAL
  CLASS
Van Eck VIP
  Emerging
  Markets
  Fund........    1.00%         --         0.22%      --      1.22%          --         1.22%
Van Eck VIP
  Global Hard
  Assets
  Fund........    0.96%         --         0.14%    0.01%     1.11%          --         1.11%

* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.

** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

(1) The Portfolio's adviser and administrator have contractually agreed to waive fees and/or reimburse expenses to the extent total annual operating expenses of Class 1 Shares (excluding acquired fund fees and expenses, dividend expenses relating to short sales, interest, taxes and extraordinary expenses and expenses related to the Board of Trustees' deferred compensation plan) exceed 0.60% of average daily net assets. This contract continues through April 30, 2011.

(2) The Portfolio's adviser and administrator have contractually agreed to waive fees and/or reimburse expenses to the extent total annual operating expenses of Class 1 Shares (excluding acquired fund fees and expenses, dividend expenses relating to short sales, interest, taxes and extraordinary expenses and expenses related to the Board of Trustees' deferred compensation plan) exceed 1.03% of average daily net assets. This contract continues through April 30, 2011. On April 24, 2009 the Portfolio was involved in a reorganization with the JPMorgan Small Company Portfolio where the accounting survivor is the JPMorgan Small Company Portfolio. Because of the reorganization, Other Expenses have been calculated based on the actual other expenses incurred by the accounting survivor in the most recent fiscal year prior to the reorganization and incurred by the Portfolio thereafter, except that the accounting survivor's expenses have been restated to reflect the Portfolio's fund administration fee.

(3) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.

(4) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to 0.243%.

(5) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.37% for the first $1 billion of the Portfolio's average daily net assets, 0.325% for amounts over $1 billion but less than $3.4 billion and 0.25% on amounts over $3.4 billion.

(6) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.705% for amounts over $300 million but less than $1 billion.

(7) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.325% for the first $1 billion of the Portfolio's average daily net assets. Other Expenses do not reflect fees of 0.03% paid in connection with the U.S. Treasury Temporary Guarantee Program for Money Market Funds.

(8) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets and 0.70% for the next $450 million and 0.65% for the next $4 billion and 0.625% for amounts over $4.5 billion.

(9) Pursuant to an amended advisory agreement, management fees have been restated to reflect current fees as if they were in effect during the entire fiscal year ended December 31, 2009.

(10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets and 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.

(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to 0.293%.

(12) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.825% for the first $500 million of the Portfolio's average daily net assets.

(13) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.50% for amounts over $200 million but less than $500 million.

(14) Effective May 1, 2010 through April 30, 2011, Russell Investment Management Company has contractually agreed to waive 0.06% of its 0.90% advisory fee. This waiver may not be terminated during the relevant period except with Board approval.

(15) Effective May 1, 2010 through April 30, 2011, Russell Investment Management Company has contractually agreed to waive 0.07% of its 0.55% advisory fee. This waiver may not be terminated during the relevant period except with Board approval.

                                 POLICY RIGHTS

TRANSFERS

The following paragraph is revised.

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the Artio International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Neuberger Berman Genesis Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Invesco Small Cap Growth Portfolio, MFS Research International Portfolio, Clarion Global Real Estate Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Insurance Trust Small Cap Core Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck VIP Emerging Markets Fund and Van Eck VIP Global Hard Assets Fund) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category;
(2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

SEPARATE ACCOUNT CHARGES
   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Oppenheimer Capital Appreciation Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in
Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

   7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.
   11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011.

   During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. The maximum estate tax rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

   In general, the estate tax has been repealed for estates of decedents dying in 2010, but is scheduled to be reinstated in 2011 with an exemption of $1 million and a maximum rate of 55%. The generation-skipping transfer (GST) tax has also been repealed for 2010, and is scheduled to return in 2011, with an exemption of $1 million, plus inflation-indexed increases.

   During the repeal of the estate tax in 2010, the basis of assets received from a decedent generally will carry over from the decedent, rather than being stepped-up to date-of-death value.

   It is not known if Congress will enact permanent repeal of the estate and GST tax or will reinstate the estate tax or GST tax for 2010, and, if so, whether the reinstatement will be made retroactive to January 1, 2010. Please consult your tax adviser.

   The complexity of the tax law, along with uncertainty as to how it might be modified in 2010 and in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   13. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   14. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   15. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   16. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   17. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   18. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

 NAME AND PRINCIPAL BUSINESS ADDRESS        PRINCIPAL BUSINESS EXPERIENCE
 -----------------------------------    -------------------------------------
 Michael K. Farrell**                   Chairman of the Board, President and
                                        Chief Executive Officer of General
                                        American since 2009 and Executive
                                        Vice President of Metropolitan Life
                                        Insurance Company since 2005.
                                        Formerly Director of General American
                                        2004-2009.

 NAME AND PRINCIPAL BUSINESS ADDRESS       PRINCIPAL BUSINESS EXPERIENCE
 -----------------------------------    -------------------------------------
 Peter M. Carlson*                      Director, Executive Vice President
                                        and Chief Accounting Officer of
                                        General American since 2009 and
                                        Executive Vice President and Chief
                                        Accounting Officer of Metropolitan
                                        Life Insurance Company since 2009.
                                        Formerly Executive Vice President and
                                        Corporate Controller of Wachovia
                                        Corporation 2006-2009.
 Todd B. Katz*****                      Director of General American since
                                        2009 and Executive Vice President of
                                        Metropolitan Life Insurance Company
                                        since 2010. Formerly Senior Vice

                                        President of Metropolitan Life
                                        Insurance Company 2005-2009.
 James L. Lipscomb*                     Director of General American since
                                        2002 and Executive Vice President and
                                        General Counsel of Metropolitan Life
                                        Insurance Company since 2003.
 Maria R. Morris*                       Director of General American since
                                        2009 and Executive Vice President,
                                        Technology and Operations of
                                        Metropolitan Life Insurance Company
                                        since 2008. Formerly Executive Vice
                                        President of Metropolitan Life
                                        2005-2008.
 Teresa W. Roseborough                  Director of General American since
                                        2009 and Senior Chief Counsel of
                                        Metropolitan Life Insurance Company
                                        since 2007. Formerly Chief Counsel of
                                        Metropolitan Life 2006-2007.
 Eric T. Steigerwalt                    Director of General American since
                                        2007 and Executive Vice President of
                                        Metropolitan Life Insurance Company.
                                        Formerly Senior Vice President and
                                        Treasurer of General American
                                        2007-2009 and Senior Vice President
                                        and Treasurer 2007-2009 and Senior
                                        Vice President 2000-2007 of
                                        Metropolitan Life.
 Stanley J. Talbi*                      Director of General American since
                                        2002 and Executive Vice President of
                                        Metropolitan Life Insurance Company
                                        since 2005.
 Michael J. Vietri***                   Director of General American since
                                        2005 and Executive Vice President of
                                        Metropolitan Life Insurance Company
                                        since 2005.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

 NAME AND PRINCIPAL BUSINESS ADDRESS       PRINCIPAL BUSINESS EXPERIENCE
 -----------------------------------    -------------------------------------
 Robert E. Sollmann, Jr.*               Executive Vice President of General
                                        American since 2009 and Executive
                                        Vice President of Metropolitan Life
                                        Insurance Company since 2010.
                                        Formerly Senior Vice President of
                                        Metropolitan Life Insurance Company
                                        1983-2009.
 William D. Cammarata****               Senior Vice President of General
                                        American since 2007 and Senior Vice
                                        President, Financial Operations of
                                        Metropolitan Life Insurance Company
                                        since 2007. Formerly Assistant
                                        Secretary of General American
                                        2002-2007 and Vice President and
                                        Deputy Controller of Metropolitan
                                        Life 1991-2007.
 Steven J. Goulart*                     Senior Vice President and Treasurer
                                        of General American since 2009 and
                                        Senior Vice President and Secretary
                                        of Metropolitan Life Insurance
                                        Company since 2009. Formerly Senior
                                        Vice President of Metropolitan Life
                                        2006-2009.
 Jeffrey A. Welikson*                   Senior Vice President and Assistant
                                        Secretary of General American since
                                        2009 and Senior Vice President and
                                        Secretary of Metropolitan Life
                                        Insurance Company since 2009.
--------
    * The principal business address is 1095 Avenue of the Americas, New York, NY 10036.

   **  The principal business address is 10 Park Avenue, Morristown, NJ
       07962.

  ***  The principal business address is 177 South Commons Drive, Aurora, IL
       60504.

 ****  18210 Crane Nest Dr., Tampa, FL 33647

*****  501 Route 22, Bridgewater, NJ 08807

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy
                                   (Destiny)

                         Supplement dated May 1, 2009

                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                         Supplement dated May 1, 2009

                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                         Supplement dated May 1, 2009

                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated May 1, 2009

                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES ARE ATTACHED. INCLUDED ARE PROSPECTUSES FOR THE RUSSELL INVESTMENT FUNDS, WHICH MAY NOT BE AVAILABLE UNDER YOUR POLICY. PLEASE READ THE PROSPECTUSES CAREFULLY AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") maintains a Public Disclosure Program for investors. An investor brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

 Premium Payments                       General American
                                        P.O. Box 790201
                                        St. Louis, MO 63179-0201

 Payment Inquires and                   General American
 Correspondence                         Remittance Processing
                                        18210 Crane Nest Drive
                                        Tampa, FL 33647
                                        (800) 638-9294

 Beneficiary and Ownership              General American
 Changes                                P. O. Box 990059
                                        Hartford, CT 06199-0059

 Surrenders, Loans,                     General American
 Withdrawals and                        P.O. Box 990090
 Division Transfers                     Hartford, CT 06199-0090

 Death Claims                           General American
                                        P.O. Box 990090
                                        Hartford, CT 06199-0090

 All Telephone                          (800) 638-9294
 Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

   THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R)  ADVISER: CAPITAL RESEARCH AND MANAGEMENT
                                    COMPANY

FUND                                SUB-ADVISER          INVESTMENT OBJECTIVE
----                                -----------          --------------------

American Funds Global Small         N/A     Capital appreciation through stocks.
Capitalization Fund

American Funds Growth Fund          N/A     Capital appreciation through stocks.

American Funds Growth-Income Fund   N/A     Capital appreciation and income.

FIDELITY(R) VARIABLE INSURANCE
PRODUCTS                         ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY

FUND                         SUB-ADVISER          INVESTMENT OBJECTIVE
----                         -----------          --------------------
Equity-Income Portfolio  FMR Co., Inc.;       Reasonable income. The fund
                         Fidelity Research &  will also consider the
                         Analysis Company     potential for capital
                                              appreciation. The fund's goal
                                              is to achieve a yield which
                                              exceeds the composite yield
                                              of securities comprising the
                                              Standard & Poor's 500(SM)
                                              Index (S&P 500(R)).

Mid Cap Portfolio        FMR Co., Inc.;       Long-term growth of capital.
                         Fidelity Research &
                         Analysis Company

JPMORGAN INSURANCE TRUST    ADVISER: JPMORGAN INVESTMENT ADVISORS INC.

FUND                         SUB-ADVISER        INVESTMENT OBJECTIVE
----                         -----------        --------------------
JPMorgan Insurance Trust        N/A           To maximize total return by
Core Bond Portfolio                           investing primarily in a
                                              diversified portfolio of
                                              intermediate and long-term debt
                                              securities.

                             ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

JPMorgan Insurance Trust        N/A       Capital growth over the long term.
Small Cap Core Portfolio(1)

MET INVESTORS SERIES TRUST             ADVISER: METLIFE ADVISERS, LLC(2)

FUND                             SUB-ADVISER           INVESTMENT OBJECTIVE
----                             -----------           --------------------
Clarion Global Real      ING Clarion Real     Total return through investment
Estate Portfolio         Estate Securities,   in real estate securities,
                         L.P.                 emphasizing both capital
                                              appreciation and current income.

Harris Oakmark           Harris Associates    Long-term capital appreciation.
International Portfolio  L.P.

Lazard Mid Cap           Lazard Asset         Long-term growth of capital.
Portfolio                Management, LLC

Legg Mason Partners      ClearBridge          Capital appreciation.
Aggressive Growth        Advisors, LLC
Portfolio

Lord Abbett Bond         Lord, Abbett &       High current income and the
Debenture Portfolio      Co. LLC              opportunity for capital
                                              appreciation to produce a high
                                              total return.

Lord Abbett Growth and Income        Lord, Abbett & Co. LLC             Long-term growth of capital and
Portfolio                                                               income without excessive fluctuation
                                                                        in market value.

FUND                                          SUB-ADVISER                     INVESTMENT OBJECTIVE
----                                          -----------                     --------------------
Lord Abbett Mid Cap                  Lord, Abbett & Co. LLC            Capital appreciation through
Value Portfolio                                                        investments, primarily in equity
                                                                       securities, which are believed to be
                                                                       undervalued in the marketplace.

Met/AIM Small Cap Growth Portfolio   Invesco Aim Capital               Long-term growth of capital.
                                     Management, Inc.

MFS(R) Research International        Massachusetts Financial Services  Capital appreciation
Portfolio                            Company

Oppenheimer Capital Appreciation     OppenheimerFunds, Inc.            Capital appreciation.
Portfolio

PIMCO Total Return Portfolio         Pacific Investment Management     Maximum total return, consistent with
                                     Company LLC                       the preservation of capital and
                                                                       prudent investment management.

RCM Technology Portfolio             RCM Capital Management LLC        Capital appreciation; no
                                                                       consideration is given to income.

T. Rowe Price Mid Cap Growth         T. Rowe Price Associates, Inc.    Long-term growth of capital.
Portfolio

              METROPOLITAN SERIES FUND, INC.      ADVISER: METLIFE ADVISERS, LLC

FUND                                          SUB-ADVISER                 INVESTMENT OBJECTIVE
----                                          -----------                 --------------------
Artio International Stock Portfolio  Artio Global Management LLC(3)    Long-term growth of capital.
(formerly Julius Baer International
Stock Portfolio)

Barclays Capital Aggregate Bond      MetLife Investment Advisors       To equal the performance of the
Index Portfolio (formerly Lehman     Company, LLC                      Barclays Capital U.S. Aggregate Bond
Brothers Aggregate Bond Index                                          Index.
Portfolio)

BlackRock Aggressive Growth          BlackRock Advisors, LLC           Maximum capital appreciation.
Portfolio

BlackRock Bond Income Portfolio      BlackRock Advisors, LLC           A competitive total return primarily
                                                                       from investing in fixed-income
                                                                       securities.

BlackRock Diversified Portfolio      BlackRock Advisors, LLC           High total return while attempting to
                                                                       limit investment risk and preserve
                                                                       capital.

BlackRock Large Cap Value Portfolio  BlackRock Advisors, LLC           Long-term growth of capital.

BlackRock Legacy Large Cap Growth    BlackRock Advisors, LLC           Long-term growth of capital.
Portfolio

BlackRock Money Market Portfolio(4)  BlackRock Advisors, LLC           A high level of current income
                                                                       consistent with preservation of
                                                                       capital.

BlackRock Strategic Value Portfolio  BlackRock Advisors, LLC           High total return, consisting
                                                                       principally of capital appreciation.

Davis Venture Value Portfolio        Davis Selected Advisers, L.P.(5)  Growth of capital.

FI Mid Cap Opportunities Portfolio  Pyramis Global Advisors, LLC  Long-term growth of capital.

FUND                                                 SUB-ADVISER                        INVESTMENT OBJECTIVE
----                                                 -----------                        --------------------
Met/Artisan Mid Cap Value Portfolio    Artisan Partners Limited Partnership(6)  Long-term capital growth.
(formerly Harris Oakmark Focused
Value Portfolio)

MetLife Mid Cap Stock Index Portfolio  MetLife Investment Advisors              To equal the performance of the
                                       Company, LLC                             Standard & Poor's Mid Cap 400
                                                                                Composite Stock Price Index.

MetLife Stock Index Portfolio          MetLife Investment Advisors              To equal the performance of the
                                       Company, LLC                             Standard & Poor's 500 Composite Stock
                                                                                Price Index.

MFS(R) Total Return Portfolio          Massachusetts Financial Services         Favorable total return through
                                       Company                                  investment in a diversified portfolio.

MFS(R) Value Portfolio                 Massachusetts Financial Services         Capital appreciation.
                                       Company

Morgan Stanley EAFE(R) Index           MetLife Investment Advisors              To equal the performance of the MSCI
Portfolio                              Company, LLC                             EAFE Index.

Neuberger Berman Mid Cap Value         Neuberger Berman Management LLC          Capital growth.
Portfolio

Russell 2000(R) Index Portfolio        MetLife Investment Advisors              To equal the return of the Russell
                                       Company, LLC                             2000 Index.

T. Rowe Price Large Cap Growth         T. Rowe Price Associates, Inc.           Long-term growth of capital, and
Portfolio                                                                       secondarily, dividend income.

T. Rowe Price Small Cap Growth         T. Rowe Price Associates, Inc.           Long-term capital growth.
Portfolio

Western Asset Management U.S.          Western Asset Management Company         To maximize total return consistent
Government Portfolio                                                            with preservation of capital and
                                                                                maintenance of liquidity.

       RUSSELL INVESTMENT FUNDS    ADVISER: RUSSELL INVESTMENT
                                   MANAGEMENT COMPANY

FUND                                                 SUB-ADVISER                        INVESTMENT OBJECTIVE
----                                                 -----------                        --------------------
Aggressive Equity Fund                 See prospectus.                          To provide long term capital growth.

Core Bond Fund                         See prospectus.                          To provide current income,  and as a
                                                                                secondary objective, capital appreciation.

Multi-Style Equity Fund                See prospectus.                          To provide long-term capital growth.

Non-U.S. Fund                          See prospectus.                          To provide long-term capital growth.

VAN ECK WORLDWIDE INSURANCE TRUST        ADVISER: VAN ECK ASSOCIATES CORPORATION

FUND                                                 SUB-ADVISER                        INVESTMENT OBJECTIVE
----                                                 -----------                        --------------------
Worldwide Emerging Markets Fund                    N/A                                      Long-term capital appreciation by
                                                                                            investing primarily in equity
                                                                                            securities in emerging markets around
                                                                                            the world.

Worldwide Hard Assets                              N/A                                      Long-term capital appreciation by

Fund                                   investing primarily in hard
                                       asset securities. Income is a secondary
                                       consideration.

-----------
(1) On or about April 24, 2009, the JPMorgan Insurance Trust Small Cap Equity Portfolio changed its name to the JPMorgan Insurance Trust Small Cap Core Portfolio.

(2) Prior to May 1, 2009, Met Investors Advisory, LLC was the adviser to the Met Investors Series Trust. Effective May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers, LLC.

(3) Prior to May 1, 2009, Julius Baer Investment Management LLC was the sub-adviser to the Portfolio.

(4) An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.

(5) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

(6) Prior to May 1, 2009, Harris Associates L.P. was the sub-adviser to the Portfolio.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES ATTACHED AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

OTHER FUNDS AND SHARE CLASSES

   The Russell Investment Funds may not be available under your Policy, even though they are described in the attached Fund prospectuses. The Real Estate Securities Fund described in the Russell Investment Funds prospectus is not available under any Policy.

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck Worldwide Insurance Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2008, before and after any applicable contractual fee waivers and expense reimbursements. Certain Funds may impose a redemption fee in the future:

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                              DISTRIBUTION           ACQUIRED    TOTAL   CONTRACTUAL FEE NET TOTAL
                                 AND/OR              FUND FEES  ANNUAL    WAIVER AND/OR    ANNUAL
                  MANAGEMENT SERVICE(12B-1)  OTHER      AND    OPERATING     EXPENSE     OPERATING
                     FEE          FEES      EXPENSES EXPENSES* EXPENSES   REIMBURSEMENT  EXPENSES**
                  ---------- -------------- -------- --------- --------- --------------- ----------
AMERICAN
  FUNDS
  INSURANCE
  SERIES(R)
  -- CLASS 2
American
  Funds
  Global
  Small
  Capitalization
  Fund...........    0.71%        0.25%       0.03%     --       0.99%         --            0.99%
American
  Funds
  Growth
  Fund...........    0.32%        0.25%       0.01%     --       0.58%         --            0.58%
American
  Funds
  Growth-
  Income
  Fund...........    0.27%        0.25%       0.01%     --       0.53%         --            0.53%
FIDELITY(R)
  VARIABLE
  INSURANCE
  PRODUCTS
  --
  INITIAL
  CLASS
Equity-
  Income
  Portfolio......    0.46%         --         0.11%     --       0.57%         --            0.57%
Mid Cap
  Portfolio......    0.56%         --         0.12%     --       0.68%         --            0.68%
JPMORGAN
  INSURANCE
  TRUST --
  CLASS I
JPMorgan
  Insurance
  Trust Core
  Bond
  Portfolio......    0.40%         --         0.23%     --       0.63%        0.03%         0.60%(1)
JPMorgan
  Insurance
  Trust Small
  Cap Core
  Portfolio......    0.65%         --         0.37%    0.01%     1.03%         --           1.03%(2)
MET
  INVESTORS
  SERIES
  TRUST --
  CLASS A
Clarion
  Global Real
  Estate
  Portfolio......    0.63%         --         0.06%     --       0.69%         --            0.69%
Harris
  Oakmark
  International
  Portfolio......    0.78%         --         0.07%     --       0.85%         --            0.85%
Lazard Mid
  Cap
  Portfolio......    0.69%         --         0.05%     --       0.74%         --           0.74%(3)
Legg Mason
  Partners
  Aggressive
  Growth
  Portfolio......    0.63%         --         0.02%     --       0.65%         --            0.65%
Lord Abbett
  Bond
  Debenture
  Portfolio......    0.50%         --         0.03%     --       0.53%         --            0.53%
Lord Abbett
  Growth and
  Income
  Portfolio......    0.50%         --         0.03%     --       0.53%         --            0.53%
Lord Abbett
  Mid Cap
  Value
  Portfolio......    0.68%         --         0.07%     --       0.75%         --           0.75%(4)
Met/AIM
  Small Cap
  Growth
  Portfolio......    0.86%         --         0.03%     --       0.89%         --            0.89%
MFS(R)
  Research
  International
  Portfolio......    0.70%         --         0.07%     --       0.77%         --            0.77%
Oppenheimer
  Capital
  Appreciation
  Portfolio......    0.59%         --         0.03%     --       0.62%         --            0.62%

                                 DISTRIBUTION           ACQUIRED    TOTAL   CONTRACTUAL FEE NET TOTAL
                                    AND/OR              FUND FEES  ANNUAL    WAIVER AND/OR    ANNUAL
                     MANAGEMENT SERVICE(12B-1)  OTHER      AND    OPERATING     EXPENSE     OPERATING
                        FEE          FEES      EXPENSES EXPENSES* EXPENSES   REIMBURSEMENT  EXPENSES**
                     ---------- -------------- -------- --------- --------- --------------- ----------
PIMCO Total
  Return Portfolio..    0.48%         --         0.04%     --       0.52%         --            0.52%
RCM Technology
  Portfolio.........    0.88%         --         0.09%     --       0.97%         --            0.97%
T. Rowe Price Mid
  Cap Growth
  Portfolio.........    0.75%         --         0.03%     --       0.78%         --            0.78%
METROPOLITAN
  SERIES FUND,
  INC. -- CLASS
  A
Artio International
  Stock Portfolio...    0.82%         --         0.13%     --       0.95%        0.03%         0.92%(5)
Barclays Capital
  Aggregate Bond
  Index Portfolio...    0.25%         --         0.04%     --       0.29%        0.01%         0.28%(6)
BlackRock
  Aggressive
  Growth
  Portfolio.........    0.72%         --         0.05%     --       0.77%         --            0.77%
BlackRock Bond
  Income
  Portfolio.........    0.38%         --         0.05%     --       0.43%        0.01%         0.42%(7)
BlackRock
  Diversified

Portfolio...........................   0.45% --  0.04%   --  0.49%   --  0.49%
BlackRock Large Cap Value Portfolio..  0.67% --  0.05%   --  0.72%   --  0.72%
BlackRock Legacy Large Cap
Growth Portfolio....................   0.73% --  0.05%   --  0.78% 0.01% 0.77%(8)
BlackRock Money Market
Portfolio...........................   0.32% --  0.02%   --  0.34% 0.01% 0.33%(9)
BlackRock Strategic Value
Portfolio...........................   0.84% --  0.05%   --  0.89%   --  0.89%
Davis Venture Value
Portfolio...........................   0.70% --  0.03%   --  0.73% 0.04% 0.69%(10)
FI Mid Cap Opportunities
Portfolio...........................   0.68% --  0.07%   --  0.75%   --  0.75%
Met/Artisan Mid Cap Value
Portfolio...........................   0.81% --  0.04%   --  0.85%   --  0.85%
MetLife Mid Cap Stock Index
Portfolio...........................   0.25% --  0.08%   --  0.33% 0.01% 0.32%(6)
MetLife Stock Index
Portfolio...........................   0.25% --  0.04%   --  0.29% 0.01% 0.28%(6)
MFS(R) Total Return
Portfolio...........................   0.53% --  0.05%   --  0.58%   --  0.58%
MFS(R) Value Portfolio..............   0.72% --  0.08%   --  0.80% 0.07% 0.73%(11)
Morgan Stanley EAFE(R) Index
Portfolio...........................   0.30% --  0.12% 0.01% 0.43% 0.01% 0.42%(12)
Neuberger Berman Mid Cap
Value Portfolio.....................   0.65% --  0.04%   --  0.69%   --  0.69%
Russell 2000(R) Index
Portfolio...........................   0.25% --  0.07% 0.01% 0.33% 0.01% 0.32%(6)
T. Rowe Price Large Cap
Growth Portfolio....................   0.60% --  0.07%   --  0.67%   --  0.67%
T. Rowe Price Small Cap
Growth Portfolio....................   0.51% --  0.08%   --  0.59%   --  0.59%
Western Asset Management
U.S. Government
Portfolio...........................   0.48% --  0.04%   --  0.52%   --  0.52%
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund..............   0.90% --  0.34%   --  1.24% 0.06% 1.18%(13)
Core Bond Fund......................   0.55% --  0.23%   --  0.78% 0.07% 0.71%(14)
Multi-Style Equity Fund.............   0.73% --  0.18%   --  0.91%   --  0.91%
Non-U.S. Fund.......................   0.90% --  0.36% 0.01% 1.27% 0.06% 1.21%(13)

                           DISTRIBUTION           ACQUIRED    TOTAL   CONTRACTUAL FEE NET TOTAL
                              AND/OR              FUND FEES  ANNUAL    WAIVER AND/OR    ANNUAL
               MANAGEMENT SERVICE(12B-1)  OTHER      AND    OPERATING     EXPENSE     OPERATING
                  FEE          FEES      EXPENSES EXPENSES* EXPENSES   REIMBURSEMENT  EXPENSES**
               ---------- -------------- -------- --------- --------- --------------- ----------
VAN ECK
  WORLDWIDE
  INSURANCE
  TRUST --
  INITIAL
  CLASS
Worldwide
  Emerging
  Markets
  Fund........    1.00%         --         0.29%      --      1.29%         --           1.29%
Worldwide
  Hard Assets
  Fund........    0.88%         --         0.11%    0.01%     1.00%         --           1.00%

--------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
**  Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this prospectus supplement; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

(1) JPMorgan Investment Advisors Inc. and JPMorgan Funds Management, Inc. have contractually agreed to waive fees and/or reimburse expenses to the extent that total annual operating expenses of the Portfolio's Class 1 Shares (excluding acquired fund fees and expenses, dividend expenses related to short sales, interest, taxes and extraordinary expenses and expenses related to the Board of Trustees' deferred compensation plan) exceed 0.60% of the average daily net assets through April 30, 2010.

(2) On April 24, 2009 the Portfolio was involved in a reorganization with the

     JPMorgan Small Company Portfolio where the accounting survivor is the JPMorgan Small Company Portfolio. Because of the reorganization, Other Expenses have been calculated based on the actual other expenses incurred4 by the accounting survivor in the most recent fiscal year except that the expenses have been restated to reflect the Portfolio's fund administration agreement.

(3) Other Expenses include 0.02% of deferred expense reimbursement from a prior period.

(4) Other Expenses include 0.03% of deferred expense reimbursement from a prior period.

(5) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.

(6) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.243%.

(7) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.325% for the Portfolio's average daily net assets in excess of $1 billion but less than $2 billion.

(8) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the
      Portfolio to the annual rate of 0.73% for the first $300 million of the Portfolio's average daily net assets and 0.705% for the next $700 million.

(9) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other Expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.

(10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets, 0.70% for the next $450 million, 0.65% for the next $4 billion, and 0.625% for amounts over $4.5 billion.

(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million, and 0.50% for amounts over $1.5 billion.

(12) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.293%.

(13) RIMCo has contractually agreed, until April 30, 2010, to waive 0.06% of its 0.90% advisory fee. This waiver may not be terminated during the relevant period except at the Board's discretion.

(14) RIMCo has contractually agreed, until April 30, 2010, to waive 0.07% of its 0.55% advisory fee. This waiver may not be terminated during the relevant periodexcept at the Board's discretion.
CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS

   An investment adviser (other than our affiliate, MetLife Advisers, LLC) or sub-adviser or its affiliates may make payments to us and/or certain affiliates. These payments may be used for a variety of purposes, including payment for expenses for certain administrative, marketing and support services with respect to the Policies and, in our role as intermediary, with respect to the Funds. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Portfolio assets. Policy owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the Fund prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Fund attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or sub-adviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.

   We and certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, LLC, which is organized as a limited liability company. Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the management fees it receives from a Fund. We will benefit accordingly from assets allocated to the Funds to the extent they result in profits to the adviser. (See "Charges and Deductions -- Annual Fund Operating Expenses" for information on the management fees paid to the adviser and the Statement of Additional Information for the Funds for information on the management fees paid by the adviser to sub-advisers.)

   The American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. A Fund's 12b-1 Plan, if any, is described in more detail in each Fund's prospectus. (See also "Charges and Deductions -- Annual Fund Operating Expenses.") Any payments we receive pursuant to a Fund's 12b-1 Plan are paid to us or our Distributor. Payments under a Fund's 12b-1 Plan decrease the Fund's investment return.

   We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund for the services it provides in marketing the Funds' shares in connection with the Policies.

                                POLICY BENEFITS

DEATH BENEFIT

   The following paragraphs are added.

   TOTAL CONTROL ACCOUNT. Unless otherwise requested, the Policy's death proceeds may be paid to your beneficiary through an account called the Total Control Account. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Policy surrender proceeds paid into a Total Control Account established for you.

   Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the Investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control

Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

                                 POLICY RIGHTS

TRANSFERS

   The following paragraph is revised.

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the BlackRock Strategic Value Portfolio, Artio International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS Research International Portfolio, Clarion Global Real Estate Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Insurance Trust Small Cap Core Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck Worldwide Emerging Markets Fund and Van Eck Worldwide Hard Assets Fund) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Oppenheimer Capital Appreciation Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, the variable account investing in the Eligible Fund may fail the diversification requirements of Section 817(h) of the Internal Revenue Code. This could have adverse tax consequences for variable life insurance owners, including losing the benefit of tax deferral.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in
Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.
   5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF
THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

   7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

   During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. The maximum estate tax rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

   The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   13. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   14. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   15. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   16. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   17. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   18. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS
ADDRESS                                PRINCIPAL BUSINESS EXPERIENCE
---------------------------            -----------------------------

Michael K. Farrell*          Director of General American since 2003 and
                             Senior Vice President of Metropolitan Life
                             Insurance Company since 2002.
James L. Lipscomb**          Director of General American since 2002 and
                             Executive Vice-President and General Counsel of
                             Metropolitan Life Insurance Company since 2003.
                             Formerly, Senior Vice President and Deputy
                             General Counsel 2001-2003 of Metropolitan Life.
William J. Mullaney**        Director of NELICO since 2007 and President of
                             Institutional Business at Metropolitan Life
                             Insurance Company since 2007. Formerly President
                             2004-2007 of Metropolitan Property and Casualty.
Stanley J. Talbi**           Director of General American since 2002 and
                             Senior Vice President of Metropolitan Life
                             Insurance Company since 1974.
Michael J. Vietri****        Director of NELICO since 2005 and Executive Vice
                             President of Metropolitan Life Insurance Company
                             since 2005. Formerly, Senior Vice President 1999-
                             2004 of Metropolitan Life Insurance Company.
Lisa M. Weber**              Chairman of the Board, President and Chief
                             Executive Officer of General American since 2004
                             and President, Individual Business of
                             Metropolitan Life Insurance Company since 2004;
                             formerly, Director of General American since 2000
                             and Senior Executive Vice President and Chief
                             Administrative Officer 2001- 2004.
William J. Wheeler**         Director of General American since 2002 and
                             Executive Vice President and Chief Financial
                             Officer of Metropolitan Life Insurance Company since 2003. Formerly, Senior Vice President
                             1997-2003 of Metropolitan Life.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS
ADDRESS                                PRINCIPAL BUSINESS EXPERIENCE
---------------------------            -----------------------------

Joseph J. Prochaska, Jr.**   Executive Vice President and Chief Accounting
                             Officer of NELICO since 2006 and Executive Vice
                             President and Chief Accounting Officer of
                             Metropolitan Life Insurance Company since 2006.
                             Formerly Senior Vice President and Chief
                             Accounting Officer 2004-2006 of NELICO and Senior
                             Vice President and Chief Accounting Officer
                             2003-2006 of Metropolitan Life. Senior Vice
                             President and Controller 2000-2003 of Aon
                             Corporation.
--------
The principal business address:
   * Metropolitan Life, 10 Park Avenue, Morristown, NJ 07962

  ** Metropolitan Life, 1095 Avenue of the Americas, New York, NY 10036

 *** Metropolitan Life, 501 Boylston Street, Boston, MA 02116
**** Metropolitan Life, 177 South Commons Drive, Aurora, IL 60504

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   The financial statements of each of the Divisions of General American Separate Account Eleven included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

   The consolidated financial statements of General American Life Insurance Company (the "Company") included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for deferred acquisition costs, and for income taxes, as required by accounting guidance adopted on January 1, 2007, and changed its method of accounting for defined benefit pension and other postretirement plans, as required by accounting guidance adopted on December 31, 2006), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                   Variable Life Insurance Policy (Destiny)
               Flexible Premium Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit/
                       VUL 95/VUL 100/VGSP/Russell VUL)
    Flexible Premium Joint and Last Survivor Variable Life Insurance Policy

                    Supplement dated April 13, 2009 to the
         Prospectuses dated May 1, 2000, May 1, 2002, and May 1, 2004

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement.

   Effective after the close of business on April 24, 2009, the JPMorgan Bond Portfolio and the JPMorgan Small Company Portfolio of the J.P. Morgan Series Trust II (the "Acquired Portfolios") will merge into the JPMorgan Insurance Trust Core Bond Portfolio and the JPMorgan Insurance Trust Small Cap Equity Portfolio, respectively, of the JPMorgan Insurance Trust (the "Acquiring Portfolios"). Immediately following the merger the JPMorgan Insurance Trust Small Cap Equity Portfolio will change its name to the JPMorgan Insurance Trust Small Cap Core Portfolio. Certain forms and communications you receive from us may refer to the JPMorgan Insurance Trust Small Cap Equity Portfolio for a certain period of time.

   JPMorgan Investment Advisors Inc. is the adviser to the JPMorgan Insurance Trust Core Bond Portfolio and J.P. Morgan Investment Management Inc. is the adviser to the JPMorgan Insurance Trust Small Cap Equity Portfolio. The investment objective of the JPMorgan Insurance Trust Core Bond Portfolio is to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The investment objective of the JPMorgan Insurance Trust Small Cap Equity Portfolio is capital growth over the long-term.

   After the close of business on April 24, 2009, any cash value you have invested in the Acquired Portfolios will be transferred to the Acquiring Portfolios. Moreover, if you are currently allocating premiums or cash value (under a dollar cost averaging or portfolio re-balancing program) to the Acquired Portfolios, these allocations will automatically be re-directed to the Acquiring Portfolios after the merger.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy
                                   (Destiny)

                        Supplement dated April 28, 2008
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                        Supplement dated April 28, 2008
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                        Supplement dated April 28, 2008
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                        Supplement dated April 28, 2008
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES ARE ATTACHED. INCLUDED ARE PROSPECTUSES FOR THE RUSSELL INVESTMENT FUNDS, WHICH MAY NOT BE AVAILABLE UNDER YOUR POLICY. PLEASE READ THE PROSPECTUSES CAREFULLY AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

           Payments                    General American
                                       P.O. Box 790201 St.
                                       Louis, MO 63179-0201

Payment Inquires and Correspondence    General American
                                       Remittance Processing
                                       18210 Crane Nest Drive
                                       Tampa, FL 33647
                                       (800) 638-9294

Beneficiary and Ownership Changes      General American
                                       P. O. Box 990059

                                       Hartford, CT 06199-0059
Surrenders, Loans, Withdrawals and     General American
Division Transfers                     P.O. Box 990090
                                       Hartford, CT 06199-0090

Death Claims                           General American
                                       P.O. Box 990090
                                       Hartford, CT 06199-0090

All Telephone                         (800) 638-9294
Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

   THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R) Adviser: Capital Research and Management Company

FUND                   SUB-ADVISER          INVESTMENT OBJECTIVE
----                   -----------          --------------------

American Funds Global     N/A       Capital appreciation through stocks.
Small Capitalization
Fund

American Funds Growth     N/A       Capital appreciation through stocks.
Fund

American Funds            N/A       Capital appreciation and income.
Growth-Income Fund

FIDELITY(R) VARIABLE
INSURANCE PRODUCTS     ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY


FUND                   SUB-ADVISER          INVESTMENT OBJECTIVE
----                   -----------          --------------------

Equity-Income                       Reasonable income. The fund will also
Portfolio                           consider the potential for capital
                                    appreciation. The fund's goal is to
                                    achieve a yield which exceeds the
                                    composite yield of securities
                                    comprising the Standard & Poor's
                                    500(SM) Index (S&P 500(R)).

Mid Cap Portfolio                   Long-term growth of capital.

J.P. MORGAN SERIES TRUST II      ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

FUND                   SUB-ADVISER                                  INVESTMENT OBJECTIVE
----                   -----------                                  --------------------
JPMorgan Bond             N/A                               To provide high total return
Portfolio                                                   consistent with moderate risk of
                                                            capital and maintenance of liquidity.

JPMorgan Small            N/A                               To provide high total return from a
Company Portfolio                                           portfolio of small company stocks.

MET INVESTORS SERIES TRUST       ADVISER: MET INVESTORS ADVISORY LLC

FUND                            SUB-ADVISER                    INVESTMENT OBJECTIVE
----                            -----------                    --------------------
Clarion Global Real      ING Clarion Real                   To provide total return through
Estate Portfolio         Estate Securities, L.P.(1)         investment in real estate
(formerly Neuberger                                         securities, emphasizing both
Berman Real Estate                                          capital appreciation and current
Portfolio)                                                  income.

Harris Oakmark           Harris Associates L.P.             Long-term capital appreciation.
International
Portfolio

Lazard Mid Cap           Lazard Asset Management, LLC       Long-term growth of capital.
Portfolio

Legg Mason Partners      ClearBridge Advisors, LLC          Capital appreciation.
Aggressive Growth
Portfolio

Lord Abbett Bond         Lord, Abbett & Co. LLC             High current income and the
Debenture Portfolio                                         opportunity for capital
                                                            appreciation to produce a high
                                                            total return.

Lord Abbett Growth       Lord, Abbett & Co. LLC             Long-term growth of capital and
and Income Portfolio                                        income without excessive
                                                            fluctuation in market value.

FUND                            SUB-ADVISER                    INVESTMENT OBJECTIVE
----                            -----------                    --------------------
Lord Abbett Mid Cap      Lord, Abbett & Co. LLC             Capital appreciation through
Value Portfolio                                             investments, primarily in equity
                                                            securities, which are believed
                                                            to be undervalued in the
                                                            marketplace.

Met/AIM Small Cap        Invesco Aim Capital Management,    Long-term growth of capital.
Growth Portfolio         Inc.

MFS(R) Research          Massachusetts Financial Services   Capital appreciation
International Portfolio  Company

Oppenheimer Capital      OppenheimerFunds, Inc.             Capital appreciation.
Appreciation Portfolio

PIMCO Total Return       Pacific Investment Management      Maximum total return, consistent
Portfolio                Company LLC                        with the preservation of capital
                                                            and prudent investment
                                                            management.

RCM Technology           RCM Capital Management LLC         Capital appreciation; no
Portfolio                                                   consideration is given to income.

T. Rowe Price Mid Cap    T. Rowe Price Associates, Inc.     Long-term growth of capital.
Growth Portfolio

METROPOLITAN                                                ADVISER: METLIFE ADVISERS, LLC
SERIES FUND, INC.

FUND                                  SUB-ADVISER                   INVESTMENT OBJECTIVE
----                                  -----------                   --------------------

BlackRock Aggressive       BlackRock Advisors, LLC            Maximum capital appreciation.
Growth Portfolio

BlackRock Bond             BlackRock Advisors, LLC            A competitive total return
Income Portfolio                                              primarily from investing in
                                                              fixed-income securities.

BlackRock Diversified      BlackRock Advisors, LLC            High total return while
Portfolio                                                     attempting to limit investment
                                                              risk and preserve capital.

BlackRock Large Cap        BlackRock Advisors, LLC            Long-term growth of capital.
Value Portfolio

BlackRock Legacy           BlackRock Advisors, LLC            Long-term growth of capital.
Large Cap Growth
Portfolio

BlackRock Money            BlackRock Advisors, LLC            A high level of current income
Market Portfolio(2)                                           consistent with preservation of
                                                              capital.

BlackRock Strategic        BlackRock Advisors, LLC            High total return, consisting
Value Portfolio                                               principally of capital
                                                              appreciation.

Davis Venture Value        Davis Selected Advisers, L.P.(3)   Growth of capital.
Portfolio

FI Mid Cap                 Pyramis Global Advisors, LLC(4)    Long-term growth of capital.
Opportunities Portfolio

Harris Oakmark             Harris Associates L.P.             Long-term capital appreciation.
Focused Value Portfolio

Julius Baer International  Julius Baer Investment Management  Long-term growth of capital.
Stock Portfolio            LLC(5)
(formerly FI
International Stock
Portfolio)

FUND                            SUB-ADVISER                        INVESTMENT OBJECTIVE
----                            -----------                        --------------------
Lehman Brothers(R)      MetLife Investment Advisors           To equal the performance of the
Aggregate Bond Index    Company, LLC                          Lehman Brothers Aggregate Bond
Portfolio                                                     Index.

MetLife Mid Cap Stock   MetLife Investment Advisors           To equal the performance of the
Index Portfolio         Company, LLC                          Standard & Poor's Mid Cap 400
                                                              Composite Stock Price Index.

MetLife Stock Index     MetLife Investment Advisors           To equal the performance of the
Portfolio               Company, LLC                          Standard & Poor's 500 Composite
                                                              Stock Price Index.

MFS(R) Total Return     Massachusetts Financial Services      Favorable total return through
Portfolio               Company                               investment in a diversified
                                                              portfolio.

MFS(R) Value Portfolio  Massachusetts Financial Services      Capital appreciation and
(formerly Harris        Company(6)                            reasonable income.
Oakmark Large Cap
Value Portfolio)

Morgan Stanley          MetLife Investment Advisors           To equal the performance of the
EAFE(R) Index           Company, LLC                          MSCI EAFE Index.
Portfolio

Neuberger Berman Mid    Neuberger Berman Management Inc.      Capital growth.
Cap Value Portfolio

Russell 2000(R) Index   MetLife Investment Advisors           To equal the return of the
Portfolio               Company, LLC                          Russell 2000 Index.

T. Rowe Price Large     T. Rowe Price Associates, Inc.        Long-term growth of capital, and
Cap Growth Portfolio                                          secondarily, dividend income.

T. Rowe Price Small     T. Rowe Price Associates, Inc.        Long-term capital growth.
Cap Growth Portfolio

Western Asset           Western Asset Management              To maximize total return
Management U.S.         Company                               consistent with preservation of
Government Portfolio                                          capital and maintenance of
                                                              liquidity.

RUSSELL INVESTMENT FUNDS   ADVISER: FRANK RUSSELL INVESTMENT MANAGEMENT COMPANY

FUND                            SUB-ADVISER                        INVESTMENT OBJECTIVE
----                            -----------                        --------------------
Aggressive Equity Fund     Multiple sub-advisers              To provide long term capital growth.
Core Bond Fund             Multiple sub-advisers              To provide current income, and as a secondary
                                                              objective, capital appreciation.
Multi-Style Equity Fund    Multiple sub-advisers              To provide long-term capital growth.
Non-U.S. Fund              Multiple sub-advisers              To provide long-term capital growth.


VAN ECK WORLDWIDE INSURANCE TRUST       ADVISER: VAN ECK ASSOCIATES CORPORATION


FUND                            SUB-ADVISER                        INVESTMENT OBJECTIVE
----                            -----------                        --------------------
Worldwide Emerging                N/A                         Long-term capital appreciation by
Markets Fund                                                  investing primarily in equity
                                                              securities in emerging markets around
                                                              the world.

Worldwide Hard Assets             N/A                         Long-term capital appreciation by
Fund                                                          investing primarily in hard asset
                                                              securities. Income is a secondary
                                                              consideration.


--------
(1)Prior to April 28, 2008, Neuberger Berman Management Inc. was the sub-adviser to the Portfolio.
(2)An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.
(3)Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.
(4)Prior to April 28, 2008, Fidelity Management & Research Company was the sub-adviser to the Portfolio.
(5)Prior to January 7, 2008, Fidelity Management & Research Company was the sub-adviser to the Portfolio.
(6)Prior to January 7, 2008, Harris Associates L.P. was the sub-adviser to the Portfolio.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES ATTACHED AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

OTHER FUNDS AND SHARE CLASSES

   The Russell Investment Funds may not be available under your Policy, even though they are described in the attached Fund prospectuses. The Real Estate Securities Fund described in the Russell Investment Funds prospectus is not available under any Policy.

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For Fidelity Variable Insurance Products and the Van Eck Worldwide Insurance Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

                                       6

CHARGES AND DEDUCTIONS

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2007, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                              DISTRIBUTION            ACQUIRED   TOTAL    CONTRACTUAL FEE  NET TOTAL
                                  AND/OR              FUND FEES  ANNUAL   WAIVER AND/OR     ANNUAL
                   MANAGEMENT SERVICE(12B-1)  OTHER      AND    OPERATING    EXPENSE      OPERATING
                      FEE          FEES      EXPENSES EXPENSES* EXPENSES  REIMBURSEMENT   EXPENSES**
                   ---------- -------------- -------- --------- --------- -------------   ----------
AMERICAN
  FUNDS
  INSURANCE
  SERIES(R) --
  CLASS 2.........
American Funds
  Global Small
  Capitalization
  Fund............    0.70%        0.25%       0.03%     --       0.98%        --             0.98%
American Funds
  Growth Fund.....    0.32%        0.25%       0.01%     --       0.58%        --             0.58%
American Funds
  Growth-Income
  Fund............    0.26%        0.25%       0.01%     --       0.52%        --             0.52%
FIDELITY(R)
  VARIABLE
  INSURANCE
  PRODUCTS --
  INITIAL
  CLASS...........
Equity-Income
  Portfolio.......    0.46%         --         0.09%     --       0.55%        --             0.55%
Mid Cap
  Portfolio.......    0.56%         --         0.11%     --       0.67%        --             0.67%
J.P. MORGAN
  SERIES TRUST
  II..............
JPMorgan Bond
  Portfolio.......    0.30%         --         0.48%    0.01%     0.79%       0.18%           0.61%(1)
JPMorgan Small
  Company
  Portfolio.......    0.60%         --         0.55%    0.01%     1.16%       0.07%           1.09%(2)
MET
  INVESTORS
  SERIES TRUST
  -- CLASS A
Clarion Global
  Real Estate
  Portfolio.......    0.61%         --         0.04%     --       0.65%        --             0.65%
Harris Oakmark
  International
  Portfolio.......    0.77%         --         0.09%     --       0.86%        --             0.86%
Lazard Mid Cap
  Portfolio.......    0.69%         --         0.07%     --       0.76%        --             0.76%
Legg Mason
  Partners
  Aggressive
  Growth
  Portfolio.......    0.62%         --         0.05%     --       0.67%        --             0.67%
Lord Abbett Bond
  Debenture
  Portfolio.......    0.49%         --         0.05%     --       0.54%        --             0.54%
Lord Abbett
  Growth and
  Income
  Portfolio.......    0.49%         --         0.03%     --       0.52%        --             0.52%
Lord Abbett Mid
  Cap Value
  Portfolio.......    0.67%         --         0.08%     --       0.75%        --             0.75%
Met/AIM Small
  Cap Growth
  Portfolio.......    0.86%         --         0.06%     --       0.92%        --             0.92%
MFS(R)Research
  International
  Portfolio.......    0.70%         --         0.09%     --       0.79%        --             0.79%
Oppenheimer
  Capital
  Appreciation
  Portfolio.......    0.58%         --         0.04%     --       0.62%        --             0.62%
PIMCO Total
  Return
  Portfolio.......    0.48%         --         0.04%     --       0.52%        --             0.52%(3)
RCM Technology
  Portfolio.......    0.88%         --         0.09%     --       0.97%        --             0.97%
T. Rowe Price Mid
  Cap Growth
  Portfolio.......    0.75%         --         0.05%     --       0.80%        --             0.80%
METROPOLITAN
  SERIES FUND,
  INC. -- CLASS
  A...............
BlackRock
  Aggressive
  Growth
  Portfolio.......    0.71%         --         0.05%     --       0.76%        --             0.76%

                             DISTRIBUTION           ACQUIRED    TOTAL   CONTRACTUAL FEE NET TOTAL
                                AND/OR              FUND FEES  ANNUAL    WAIVER AND/OR    ANNUAL
                 MANAGEMENT SERVICE(12B-1)  OTHER      AND    OPERATING     EXPENSE     OPERATING
                    FEE          FEES      EXPENSES EXPENSES* EXPENSES   REIMBURSEMENT  EXPENSES**
                 ---------- -------------- -------- --------- --------- --------------- ----------
BlackRock
  Bond
  Income
  Portfolio.....    0.38%         --         0.06%     --       0.44%        0.01%         0.43%(4)
BlackRock
  Diversified
  Portfolio.....    0.44%         --         0.06%     --       0.50%         --           0.50%
BlackRock
  Large Cap
  Value
  Portfolio.....    0.68%         --         0.06%     --       0.74%         --           0.74%
BlackRock
  Legacy
  Large Cap
  Growth
  Portfolio.....    0.73%         --         0.06%     --       0.79%         --           0.79%
BlackRock
  Money
  Market
  Portfolio.....    0.33%         --         0.07%     --       0.40%        0.01%         0.39%(5)
BlackRock
  Strategic
  Value
  Portfolio.....    0.82%         --         0.06%     --       0.88%         --           0.88%
Davis
  Venture
  Value
  Portfolio.....    0.69%         --         0.04%     --       0.73%         --           0.73%
FI Mid Cap
  Opportunities
  Portfolio.....    0.68%         --         0.05%     --       0.73%         --           0.73%
Harris
  Oakmark
  Focused
  Value
  Portfolio.....    0.72%         --         0.04%     --       0.76%         --           0.76%
Julius Baer
  International
  Stock
  Portfolio.....    0.84%         --         0.12%     --       0.96%        0.04%         0.92%(6)
Lehman
  Brothers(R)
  Aggregate
  Bond
  Index
  Portfolio.....    0.25%         --         0.05%     --       0.30%        0.01%         0.29%(7)
MetLife Mid
  Cap Stock
  Index
  Portfolio.....    0.25%         --         0.07%    0.01%     0.33%        0.01%         0.32%(8)
MetLife
  Stock
  Index
  Portfolio.....    0.25%         --         0.04%     --       0.29%        0.01%         0.28%(8)
MFS(R)Total
  Return
  Portfolio.....    0.53%         --         0.05%     --       0.58%         --           0.58%

MFS(R)Value
  Portfolio... 0.72% --  0.05%  --   0.77% 0.07%   0.70%(9)
Morgan
  Stanley
  EAFE(R)
  Index
  Portfolio... 0.30% --  0.12% 0.01% 0.43% 0.01%   0.42%(10)
Neuberger
  Berman Mid
  Cap Value
  Portfolio... 0.64% --  0.05%  --   0.69%  --     0.69%
Russell
  2000(R)
  Index
  Portfolio... 0.25% --  0.07% 0.01% 0.33% 0.01%   0.32%(8)
T. Rowe Price
  Large Cap
  Growth
  Portfolio... 0.60% --  0.07%  --   0.67%  --     0.67%
T. Rowe Price
  Small Cap
  Growth
  Portfolio... 0.51% --  0.08%  --   0.59%  --     0.59%
Western Asset
  Management
  U.S.
  Government
  Portfolio... 0.49% --  0.05%  --   0.54%  --     0.54%
RUSSELL
  INVESTMENT
  FUNDS.......
Aggressive
  Equity
  Fund........ 0.90% --  0.24%  --   1.14% 0.08%   1.06%(11)
Core Bond
  Fund........ 0.55% --  0.22% 0.01% 0.78% 0.07%   0.71%(11)
Multi-Style
  Equity
  Fund........ 0.73% --  0.15%  --   0.88%  --     0.88%(11)
Non-U.S.
  Fund........ 0.90% --  0.28% 0.01% 1.19% 0.03%   1.16%(11)
VAN ECK
  WORLDWIDE
  INSURANCE
  TRUST --
  INITIAL
  CLASS.......
Worldwide
  Emerging
  Markets
  Fund........ 1.00% --  0.23%  --   1.23%  --     1.23%
Worldwide
  Hard Assets
  Fund........ 1.00% --  0.01% 0.01% 1.02%  --     1.02%

--------

* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.

** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this prospectus supplement; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

(1) JPMorgan Funds Management, Inc. has contractually agreed to waive fees and/or reimburse expenses to the extent that total annual operating expenses (excluding acquired fund fees and expenses, dividend expenses related to short sales, interest, taxes and extraordinary expenses) exceed 0.60% of the average daily net assets through 4/30/09.

(2) JPMorgan Funds Management, Inc. has contractually agreed to waive fees and/or reimburse expenses to the extent that total annual operating expenses (excluding acquired fund fees and expenses, dividend expenses related to short sales, interest, taxes and extraordinary expenses ) exceed 1.08% of the average daily net assets through 4/30/09.

(3) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.

(4) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.

(5) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.

(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.

(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.244%.

(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.

(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.

(10) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.293%.

(11) The Fund's Manager has contractually agreed to waive, at least until April 28, 2009, a portion of its management fee, up to the full amount of that fee, and to then reimburse the Fund for all remaining expenses, after fee waivers, in order to prevent total operating expenses, excluding "Acquired Fund Fees and Expenses", from exceeding the following amounts of the Fund's average daily net assets on an annual basis: 1.05% for the Aggressive Equity Fund; 0.70% for the Core Bond Fund; 0.87% for the Multi-Style Equity Fund; and, 1.15% for the Non-U.S. Fund.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS

   An investment adviser (other than our affiliate, MetLife Advisers, LLC and Met Investors Advisory LLC) or sub-adviser or its affiliates may make payments to us and/or certain affiliates. These payments may be used for a variety of purposes, including payment for expenses for certain administrative, marketing and support services with respect to the Policies and, in our role as intermediary, with respect to the Funds. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Portfolio assets. Policy owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the Fund prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Fund attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or sub-adviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.

   We and certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as limited liability companies.

Our owner interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the management fees it receives from a Fund. We will benefit accordingly from assets allocated to the Funds to the extent they result in profits to the advisers. (See "Charges and Deductions -- Annual Fund Operating Expenses" for information on the management fees paid to the advisers and the Statement of Additional Information for the Funds for information on the management fees paid by the adviser to sub-advisers.)

   The American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. A Fund's 12b-1 Plan, if any, is described in more detail in each Fund's prospectus. (See also "Charges and Deductions -- Annual Fund Operating Expenses.") Any payments we receive pursuant to a Fund's 12b-1 Plan are paid to us or our Distributor. Payments under a Fund's 12b-1 Plan decrease the Fund's investment return.

   We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund for the services it provides in marketing the Funds' shares in connection with the Policies.

SELECTION OF THE FUNDS

   We select the Funds offered through the Policy based on a number of criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or sub-adviser is one of our affiliates or whether the Fund, its adviser, its sub-adviser(s), or an affiliate will make payments to us or our affiliates. For additional information on these arrangements, see "Certain Payments We Receive with Regard to the Funds" above. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Funds periodically and may remove a Fund or limit its availability to new premium payments and/or transfers of cash value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy Owners.

   WE DO NOT PROVIDE INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE FUNDS YOU HAVE CHOSEN.

                                 POLICY RIGHTS
TRANSFERS

   Frequent requests from Policy Owners to transfer cash value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Funds and may disrupt portfolio management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the BlackRock Strategic Value Portfolio, Julius Baer International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS Research International Portfolio, Clarion Global Real Estate Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Small Company Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck Worldwide Emerging Markets Fund and Van Eck Worldwide Hard Assets Fund) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were:
(1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and
(3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

   We do not believe that other Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Funds, we rely on the underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

   AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Policy, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30- day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

   Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

   Transfers made under the dollar cost averaging program or the portfolio rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Funds and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Funds, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Fund.

   In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Funds are generally "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Funds. If a Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Fund prospectuses for more details.

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Oppenheimer Capital Appreciation Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the

Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, the variable account investing in the Eligible Fund may fail the diversification requirements of Section 817(h) of the Internal Revenue Code. This could have adverse tax consequences for variable life insurance owners, including losing the benefit of tax deferral.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in
Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

   4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.
   5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF
THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

   7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

   During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. The maximum estate tax rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

   The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   13. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   14. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   15. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   16. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   17. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   18. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   19. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS ADDRESS        PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------        -----------------------------
Michael K. Farrell*                    Director of General American since
                                       2003 and Senior Vice President of
                                       Metropolitan Life Insurance Company
                                       since 2002.
James L. Lipscomb**                    Director of General American since
                                       2002 and Executive Vice-President and
                                       General Counsel of Metropolitan Life
                                       Insurance Company since 2003.
                                       Formerly, Senior Vice President and
                                       Deputy General Counsel 2001-2003 of
                                       Metropolitan Life.
William J. Mullaney**                  Director of NELICO since 2007 and
                                       President of Institutional Business
                                       at Metropolitan Life Insurance
                                       Company since 2007. Formerly
                                       President 2004-2007 of Metropolitan
                                       Property and Casualty.
Stanley J. Talbi**                     Director of General American since
                                       2002 and Senior Vice President of
                                       Metropolitan Life Insurance Company
                                       since 1974.
Michael J. Vietri****                  Director of NELICO since 2005 and
                                       Executive Vice President of
                                       Metropolitan Life Insurance Company
                                       since 2005. Formerly, Senior Vice
                                       President 1999-2004 of Metropolitan
                                       Life Insurance Company.
Lisa M. Weber**                        Chairman of the Board, President and
                                       Chief Executive Officer of General
                                       American since 2004 and President,
                                       Individual Business of Metropolitan
                                       Life Insurance Company since 2004;
                                       formerly, Director of General
                                       American since 2000 and Senior
                                       Executive Vice President and Chief
                                       Administrative Officer 2001- 2004.
William J. Wheeler**                   Director of General American since
                                       2002 and Executive Vice President and
                                       Chief Financial Officer of
                                       Metropolitan Life Insurance Company
                                       since 2003. Formerly, Senior Vice
                                       President 1997-2003 of Metropolitan
                                       Life.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS ADDRESS        PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------        -----------------------------
Joseph J. Prochaska, Jr.**             Executive Vice President and Chief
                                       Accounting Officer of NELICO since
                                       2006 and Executive Vice President and
                                       Chief Accounting Officer of
                                       Metropolitan Life Insurance Company
                                       since 2006. Formerly Senior Vice
                                       President and Chief Accounting
                                       Officer 2004-2006 of NELICO and
                                       Senior Vice President and Chief
                                       Accounting Officer 2003-2006 of
                                       Metropolitan Life. Senior Vice
                                       President and Controller 2000-2003 of
                                       Aon Corporation.

-------------
The principal business address:
   * Metropolitan Life, 10 Park Avenue, Morristown, NJ 07962
  ** Metropolitan Life, One MetLife Plaza, 27-01 Queens Plaza, North, Long
     Island City, NY 11101
 *** Metropolitan Life, 501 Boylston Street, Boston, MA 02116
**** Metropolitan Life, 177 South Commons Drive, Aurora, IL 60504

                                 VOTING RIGHTS

   Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

   The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

   The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion. The effect of this proportional voting is that a smaller number of Policy Owners may control the outcome of a vote.

   Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

   DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. In addition, in May 2004, General American received a Wells Notice stating that the SEC staff was considering recommending that the SEC bring a civil action alleging violations of the U.S. securities laws against General American with respect to market timing and late trading in a limited number of privately-placed variable insurance contracts that were sold through General American. General American responded to the SEC staff and cooperated with the investigation. On August 9, 2007, the SEC announced that it had settled an enforcement action regarding late trading against General American with, among other things, General American agreeing to pay a civil penalty and to comply with certain undertakings. General American consented to the SEC's order without admitting or denying the findings. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   The financial statements of each of the Divisions of General American Separate Account Eleven included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

   The consolidated financial statements of General American Life Insurance Company (the "Company") included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for deferred acquisition costs, and for income taxes, as required by accounting guidance adopted on January 1, 2007, and changed its method of accounting for defined benefit pension and other postretirement plans, as required by accounting guidance adopted on December 31, 2006), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                        VARIABLE LIFE INSURANCE POLICY
                                   (DESTINY)
       SUPPLEMENT TO THE PROSPECTUS DATED MAY 1, 2004 (AS SUPPLEMENTED)

                               FLEXIBLE PREMIUM
                       VARIABLE LIFE INSURANCE POLICIES
                  (VARIABLE UNIVERSAL LIFE/EXECUTIVE BENEFIT)
                   FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR
                        VARIABLE LIFE INSURANCE POLICY
      SUPPLEMENT TO THE PROSPECTUSES DATED MAY 1, 2002 (AS SUPPLEMENTED)

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                       (VUL 95/VUL 100/VGSP/RUSSELL VUL)
      SUPPLEMENT TO THE PROSPECTUSES DATED MAY 1, 2000 (AS SUPPLEMENTED)

                        AMERICAN VISION SERIES VUL 2002
               SUPPLEMENT TO THE PROSPECTUS DATED APRIL 30, 2007

                               DECEMBER 27, 2007

General American Life Insurance Company (the "Company") has filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Company to remove certain variable investment options ("Existing Funds") and substitute new options ("Replacement Funds") as shown below. The Replacement Funds are portfolios of the Met Investors Series Trust. To the extent that a Replacement Fund is not currently available as an investment option under your Policy, such Replacement Fund will be added as an investment option on or before the date of the substitution. Please retain this supplement and keep it with the prospectus.

To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.

The Company believes that the proposed substitutions are in the best interest of Policy owners. In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitutions, and they will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitutions will occur on or about April 28, 2008.

The proposed substitutions and respective advisers and/or sub-advisers for the above-listed Policies are:

EXISTING FUND AND CURRENT ADVISER
(WITH CURRENT SUB-ADVISER AS NOTED)         REPLACEMENT FUND AND SUB-ADVISER
-------------------------------------       -------------------------------------------------
Fidelity(R) Variable Insurance              Met Investors Series Trust - Oppenheimer Capital
Products - VIP Growth Portfolio             Appreciation Portfolio (Class A) OppenheimerFunds,
(Initial Class)                             Inc.
Fidelity Management & Research Company
(Fidelity International Investment
Advisers, Fidelity International Investment
Advisors (UK) Limited, Fidelity
Management & Research (U.K.) Inc.,
Fidelity Research & Analysis Company,
FMR Co., Inc. and Fidelity
Investments Japan Limited)

Fidelity(R) Variable Insurance              Met Investors Series Trust--MFS(R) Research
Products--VIP Overseas Portfolio            International Portfolio (Class A) Massachusetts
(Initial Class) Fidelity                    Financial Services Company
Management & Research Company (Fidelity
International Investment Advisers,
Fidelity International Investment
Advisors (UK) Limited, Fidelity
Management & Research (U.K.) Inc.,
Fidelity Research & Analysis Company,
FMR Co., Inc. and Fidelity
Investments Japan Limited)

Please note that:

    . No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

    . The elections you have on file for allocating your cash value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

    . You may transfer amounts in your Policy among the variable investment options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Policy, subject to the Company's restrictions on transfers to prevent or limit "market timing" activities by Policy owners or agents of Policy owners.

    . If you make one transfer from one of the above Existing Funds into one or more other subaccounts before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution.

    . On the effective date of the substitution, your cash value in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

    .  There will be no tax consequences to you.

In connection with the substitutions, we will send you a prospectus for Met Investors Series Trust, as well as notice of the actual date of the substitutions and confirmation of transfers.

Please contact your registered representative if you have any questions.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy
                                   (Destiny)

                        Supplement dated April 30, 2007
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                        Supplement dated April 30, 2007
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                        Supplement dated April 30, 2007
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                        Supplement dated April 30, 2007
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES ARE ATTACHED. INCLUDED ARE PROSPECTUSES FOR THE RUSSELL INVESTMENT FUNDS, WHICH MAY NOT BE AVAILABLE UNDER YOUR POLICY. PLEASE READ THE PROSPECTUSES CAREFULLY AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                YOUR PRIVACY NOTICE IS AT THE BACK OF THIS BOOK
                       AND IS NOT PART OF THE PROSPECTUS

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

Premium Payments                        General American
                                        P.O. Box 790201

                                        St. Louis, MO 63179-0201
Payment Inquires and                    General American
Correspondence                          Remittance Processing
                                        18210 Crane Nest Drive
                                        Tampa, FL 33647
                                        (800) 638-9294

Beneficiary and Ownership               General American
Changes                                 P. O. Box 990059
                                        Hartford, CT 06199-0059

Surrenders, Loans,                      General American
Withdrawals and                         P.O. Box 990090
Division Transfers                      Hartford, CT 06199-0090

Death Claims                            General American
                                        P.O. Box 990090
                                        Hartford, CT 06199-0090

All Telephone                          (800) 638-9294
Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES ADVISER: CAPITAL RESEARCH AND MANAGEMENT COMPANY

FUND                              SUB-ADVISER               INVESTMENT OBJECTIVE
----                              -----------               --------------------
American Funds Global                N/A              Capital appreciation through stocks.
Small Capitalization
Fund

American Funds Growth                N/A              Capital appreciation through stocks.
Fund

American Funds Growth-               N/A              Capital appreciation and income.
Income Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS     ADVISER: FIDELITY MANAGEMENT &
                                            RESEARCH COMPANY

FUND                              SUB-ADVISER               INVESTMENT OBJECTIVE
----                              -----------               --------------------
VIP Equity-Income                                     Reasonable income. The fund will also
Portfolio                                             consider the potential for capital
                                                      appreciation. The fund's goal is to
                                                      achieve a yield which exceeds the
                                                      composite yield of securities
                                                      comprising the Standard & Poor's
                                                      500(SM) Index (S&P 500(R)).

VIP Growth Portfolio                                  Capital appreciation.

VIP Mid Cap Portfolio                                 Long-term growth of capital.

VIP Overseas Portfolio                                Long-term growth of capital.

J.P. MORGAN SERIES TRUST II     ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

FUND                             SUB-ADVISER                INVESTMENT OBJECTIVE
----                             -----------               --------------------
JPMorgan Bond Portfolio              N/A              To provide high total return
                                                      consistent with moderate risk of
                                                      capital and maintenance of liquidity.

JPMorgan Small Company               N/A              To provide high total return from a
Portfolio                                             portfolio of small company stocks.

MET INVESTORS SERIES         ADVISER: MET INVESTORS ADVISORY LLC
TRUST

FUND                             SUB-ADVISER                INVESTMENT OBJECTIVE
----                             -----------                --------------------
Harris Oakmark              Harris Associates L.P.    Long-term capital appreciation.
International
Portfolio

Lazard Mid-Cap              Lazard Asset              Long-term growth of capital.
Portfolio                   Management, LLC

Legg Mason Partners         ClearBridge Advisors,     Capital appreciation.
Aggressive Growth           LLC
Portfolio (formerly
Legg Mason Aggressive
Growth Portfolio)

Lord Abbett Bond            Lord, Abbett & Co. LLC    To provide high current income and
Debenture Portfolio                                   the opportunity for capital
                                                      appreciation to produce a high total
                                                      return.

Lord Abbett Growth and      Lord, Abbett & Co. LLC    Long-term growth of capital and
Income Portfolio                                      income without excessive fluctuation
                                                      in market value.

FUND                             SUB-ADVISER                INVESTMENT OBJECTIVE
----                             -----------                --------------------
Lord Abbett Mid-Cap Value   Lord, Abbett & Co. LLC    Capital appreciation through
Portfolio                                             investments, primarily in equity
                                                      securities, which are believed to be
                                                      undervalued in the marketplace.

Met/AIM Small Cap Growth    A I M Capital             Long-term growth of capital.
Portfolio                   Management, Inc.

MFS Research International  Massachusetts             Capital appreciation
Portfolio                   Financial Services
                            Company

Neuberger Berman Real        Neuberger Berman          Total return through investment in
Estate Portfolio             Management Inc.           real estate securities, emphasizing
                                                       both capital appreciation and current
                                                       income.

PIMCO Total Return           Pacific Investment        Maximum total return, consistent with
Portfolio                    Management Company        the preservation of capital and
                             LLC                       prudent investment management.

RCM Technology               RCM Capital               Capital appreciation; no
Portfolio (formerly          Management LLC            consideration is given to income.
RCM Global Technology
Portfolio)

T. Rowe Price Mid-Cap        T. Rowe Price             Long-term growth of capital.
Growth Portfolio             Associates, Inc.

METROPOLITAN SERIES FUND, INC.                         ADVISER: METLIFE ADVISERS, LLC

FUND                             SUB-ADVISER                INVESTMENT OBJECTIVE
----                             -----------                --------------------
BlackRock Aggressive Growth  BlackRock Advisors, LLC   Maximum capital appreciation.
Portfolio

BlackRock Bond Income        BlackRock Advisors, LLC   A competitive total return primarily
Portfolio                                              from investing in fixed-income
                                                       securities.

BlackRock Diversified        BlackRock Advisors, LLC   High total return while attempting to
Portfolio                                              limit investment risk and preserve
                                                       capital.

BlackRock Large Cap Value    BlackRock Advisors, LLC   Long-term growth of capital.
Portfolio

BlackRock Legacy Large Cap   BlackRock Advisors, LLC   Long-term growth of capital.
Growth Portfolio

BlackRock Money Market       BlackRock Advisors, LLC   A high level of current income
Portfolio(1)                                           consistent with preservation of
                                                       capital.

BlackRock Strategic Value    BlackRock Advisors, LLC   High total return, consisting
Portfolio                                              principally of capital appreciation.

Davis Venture Value          Davis Selected Advisers,  Growth of capital.
Portfolio                    L.P.(3)

FI International Stock       Fidelity Management &     Long-term growth of capital.
Portfolio                    Research Company

FI Mid Cap                   Fidelity Management &     Long-term growth of capital.
Opportunities                Research Company
Portfolio

Harris Oakmark Focused       Harris Associates L.P.    Long-term capital appreciation.
Value Portfolio

Harris Oakmark Large         Harris Associates L.P.    Long-term capital appreciation.
Cap Value Portfolio

FUND                             SUB-ADVISER                INVESTMENT OBJECTIVE
----                             -----------                --------------------
Lehman Brothers(R)           MetLife Investment        To equal the performance of the
Aggregate Bond Index         Advisors Company,         Lehman Brothers Aggregate Bond Index.
Portfolio                    LLC(3)

MetLife Mid Cap Stock        MetLife Investment        To equal the performance of the
Index Portfolio              Advisors Company,         Standard & Poor's Mid Cap 400
                             LLC(3)                    Composite Stock Price Index.

MetLife Stock Index          MetLife Investment        To equal the performance of the
Portfolio                    Advisors Company,         Standard & Poor's 500 Composite Stock
                             LLC(3)                    Price Index.

MFS Total Return             Massachusetts Financial   Favorable total return through
Portfolio                    Services Company          investment in a diversified portfolio.

Morgan Stanley EAFE(R)      MetLife Investment         To equal the performance of the MSCI
Index Portfolio             Advisors Company,          EAFE Index.
                            LLC(3)

Neuberger Berman            Neuberger Berman           Capital growth.
Mid Cap Value Portfolio     Management Inc.

Russell 2000(R) Index       MetLife Investment         To equal the return of the Russell
Portfolio                   Advisors Company,          2000 Index.
                            LLC(3)

T. Rowe Price Large         T. Rowe Price Associates,  Long-term growth of capital, and
Cap Growth Portfolio        Inc.                       secondarily, dividend income.

T. Rowe Price Small         T. Rowe Price Associates,  Long-term capital growth.
Cap Growth Portfolio        Inc.

Western Asset               Western Asset              To maximize total return consistent
Management U.S.             Management Company         with preservation of capital and
Government Portfolio                                   maintenance of liquidity.

RUSSELL INVESTMENT FUNDS                ADVISER: FRANK RUSSELL INVESTMENT
                                        MANAGEMENT COMPANY

FUND                             SUB-ADVISER                INVESTMENT OBJECTIVE
----                             -----------                --------------------
Aggressive Equity Fund      Multiple sub-advisers      To provide long term capital growth.
Core Bond Fund              Multiple sub-advisers      To provide current income and the
                                                       preservation of capital.
Multi-Style Equity Fund     Multiple sub-advisers      To provide long-term capital growth.
Non-U.S. Fund               Multiple sub-advisers      To provide long-term capital growth.

VAN ECK WORLDWIDE INSURANCE TRUST     ADVISER: VAN ECK ASSOCIATES CORPORATION

FUND                             SUB-ADVISER                INVESTMENT OBJECTIVE
----                             -----------                --------------------
Worldwide Emerging Markets           N/A               Long-term capital appreciation by
Fund                                                   investing primarily in equity
                                                       securities in emerging markets around
                                                       the world.

Worldwide Hard Assets Fund           N/A               Long-term capital appreciation by
                                                       investing primarily in "hard asset
                                                       securities." Hard asset securities
                                                       are the stocks and bonds and other
                                                       securities of companies that derive
                                                       at least 50% of gross revenue or
                                                       profit from the exploration,
                                                       development, production or
                                                       distribution of precious metals,
                                                       natural resources, real estate and
                                                       commodities. Income is a secondary
                                                       consideration.

-------------
(1)An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.
(2)Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.
(3)Prior to April 30, 2007, Metropolitan Life Insurance Company was the sub-adviser to this Portfolio.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES ATTACHED AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

OTHER FUNDS AND SHARE CLASSES

   The Russell Investment Funds may not be available under your Policy, even though they are described in the attached Fund prospectuses. The Real Estate Securities Fund described in the Russell Investment Funds prospectus is not available under any Policy.

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For Fidelity Variable Insurance Products and the Van Eck Worldwide Insurance Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2006, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                         FEE
                                                            GROSS      WAIVERS
                                                            TOTAL        AND        NET TOTAL
                                 MANAGEMENT  OTHER   12B-1  ANNUAL     EXPENSE       ANNUAL
                                    FEES    EXPENSES FEES  EXPENSES REIMBURSEMENTS EXPENSES(1)
                                 ---------- -------- ----- -------- -------------- -----------
AMERICAN FUNDS
  INSURANCE SERIES (CLASS
  2 SHARES)
American Funds Global Small
  Capitalization Fund...........    .72%      .05%    .25%   1.02%       .00%         1.02%
American Funds Growth Fund......    .32%      .02%    .25%    .59%       .00%          .59%
American Funds Growth-Income
  Fund..........................    .27%      .01%    .25%    .53%       .00%          .53%
FIDELITY(R) VARIABLE
  INSURANCE PRODUCTS
  (INITIAL CLASS SHARES)
VIP Equity-Income Portfolio.....    .47%      .10%    .00%    .57%       .00%          .57%
VIP Growth Portfolio............    .57%      .11%    .00%    .68%       .00%          .68%
VIP Mid Cap Portfolio...........    .57%      .11%    .00%    .68%       .00%          .68%
VIP Overseas Portfolio..........    .72%      .16%    .00%    .88%       .00%          .88%
J.P. MORGAN SERIES TRUST II
JPMorgan Bond Portfolio.........    .30%      .46%    .00%    .76%       .00%          .76%(2)
JPMorgan Small Company
  Portfolio.....................    .60%      .56%    .00%   1.16%       .00%         1.16%(2)
MET INVESTORS SERIES
  TRUST (3) (CLASS A SHARES)
Harris Oakmark International
  Portfolio.....................    .78%      .13%    .00%    .91%       .00%          .91%
Lazard Mid-Cap Portfolio........    .70%      .06%    .00%    .76%       .00%          .76%
Legg Mason Partners Aggressive
  Growth Portfolio..............    .63%      .09%    .00%    .72%       .00%          .72%(4)
Lord Abbett Bond Debenture
  Portfolio.....................    .50%      .04%    .00%    .54%       .00%          .54%
Lord Abbett Growth and Income
  Portfolio.....................    .50%      .03%    .00%    .53%       .00%          .53%
Lord Abbett Mid-Cap Value
  Portfolio.....................    .68%      .07%    .00%    .75%       .00%          .75%
Met/AIM Small Cap Growth
  Portfolio.....................    .87%      .06%    .00%    .93%       .00%          .93%(4)
MFS Research International
  Portfolio.....................    .72%      .14%    .00%    .86%       .00%          .86%
Neuberger Berman Real Estate
  Portfolio.....................    .64%      .04%    .00%    .68%       .00%          .68%
PIMCO Total Return Portfolio....    .50%      .05%    .00%    .55%       .00%          .55%
RCM Technology Portfolio........    .88%      .14%    .00%   1.02%       .00%         1.02%(4,5)
T. Rowe Price Mid-Cap Growth
  Portfolio.....................    .75%      .04%    .00%    .79%       .00%          .79%
METROPOLITAN SERIES FUND,
  INC. (CLASS A SHARES)(6)
BlackRock Aggressive Growth
  Portfolio.....................    .72%      .06%    .00%    .78%       .00%          .78%
BlackRock Bond Income
  Portfolio.....................    .39%      .07%    .00%    .46%       .01%          .45%(7)
BlackRock Diversified Portfolio.    .44%      .07%    .00%    .51%       .00%          .51%
BlackRock Large Cap Value
  Portfolio.....................    .70%      .11%    .00%    .81%       .00%          .81%(8)
BlackRock Legacy Large Cap
  Growth Portfolio..............    .73%      .07%    .00%    .80%       .00%          .80%
BlackRock Money Market
  Portfolio.....................    .34%      .04%    .00%    .38%       .01%          .37%(9)
BlackRock Strategic Value
  Portfolio.....................    .82%      .06%    .00%    .88%       .00%          .88%

                                                                   FEE
                                                      GROSS      WAIVERS
                                                      TOTAL        AND        NET TOTAL
                           MANAGEMENT  OTHER   12B-1  ANNUAL     EXPENSE       ANNUAL
                              FEES    EXPENSES FEES  EXPENSES REIMBURSEMENTS EXPENSES(1)
                           ---------- -------- ----- -------- -------------- -----------
Davis Venture Value
  Portfolio...............     .71%     .04%    .00%    .75%       .00%          .75%
FI International Stock
  Portfolio...............     .85%     .13%    .00%    .98%       .00%          .98%
FI Mid Cap Opportunities
  Portfolio...............     .68%     .06%    .00%    .74%       .00%          .74%
Harris Oakmark Focused
  Value Portfolio.........     .72%     .05%    .00%    .77%       .00%          .77%
Harris Oakmark Large Cap
  Value Portfolio.........     .72%     .06%    .00%    .78%       .00%          .78%
Lehman Brothers Aggregate
  Bond Index Portfolio         .25%     .06%    .00%    .31%       .01%          .30%(10)
MetLife Mid Cap Stock
  Index Portfolio.........     .25%     .08%    .00%    .33%       .01%          .32%(2,11)
MetLife Stock Index
  Portfolio...............     .25%     .05%    .00%    .30%       .01%          .29%(11)
MFS Total Return
  Portfolio...............     .53%     .05%    .00%    .58%       .00%          .58%(12)
Morgan Stanley EAFE Index
  Portfolio...............     .30%     .15%    .00%    .45%       .01%          .44%(13,14)
Neuberger Berman Mid Cap
  Value Portfolio.........     .65%     .06%    .00%    .71%       .00%          .71%(12)
Russell 2000 Index
  Portfolio...............     .25%     .11%    .00%    .36%       .01%          .35%(11,14)
T. Rowe Price Large Cap
  Growth Portfolio........     .60%     .08%    .00%    .68%       .00%          .68%
T. Rowe Price Small Cap
  Growth Portfolio             .51%     .07%    .00%    .58%       .00%          .58%
Western Asset Management
  U.S. Government
  Portfolio...............     .50%     .07%    .00%    .57%       .00%          .57%
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund....     .95%     .17%    .00%   1.12%       .06%         1.06%(2,15)
Core Bond Fund............     .60%     .13%    .00%    .73%       .01%          .72%(14,16)
Multi-Style Equity Fund...     .78%     .10%    .00%    .88%       .00%          .88%(2,17)
Non-U.S. Fund.............     .95%     .27%    .00%   1.22%       .06%         1.16%(2,18)
VAN ECK WORLDWIDE
  INSURANCE TRUST
  (INITIAL CLASS SHARES)
Worldwide Emerging
  Markets Fund............    1.00%     .33%    .00%   1.33%       .00%         1.33%
Worldwide Hard Assets
  Fund....................    1.00%     .13%    .00%   1.13%       .00%         1.13%

--------

(1) Net Total Annual Expenses do not reflect any voluntary waivers of fees and expenses, or any expense reductions resulting from directed brokerage arrangements.

(2) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.

(3) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.

(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.

(5) Other Expenses reflect the repayment of fees previously waived or expenses previously paid by the Investment Adviser, under the terms of prior expense limitation agreements, in the amount of 0.04%.

(6) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.

(7) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.

(8) Other Expenses reflect the repayment of expenses previously paid by the Investment Adviser, under the terms of prior expense limitation agreements, in the amount of 0.02%.

(9) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.

(10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio to 0.244%.

(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio to 0.243%.

(12) The Management Fee has been restated to reflect current fees, as if current fees had been in effect during the previous fiscal year.

(13) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio to 0.293%.

(14) Other Expenses include 0.02% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.

(15) The Fund's Manager has contractually agreed to waive, at least until April 30, 2008, a portion of its management fee, up to the full amount of that fee, and to then reimburse the Fund for all remaining expenses, after fee waivers, in order to prevent total operating expenses, excluding "Acquired Fund Fees and Expenses," from exceeding 1.05% of the Fund's average daily net assets on an annual basis.

(16) The Fund's Manager has contractually agreed to waive, at least until April 30, 2008, a portion of its management fee, up to the full amount of that fee, and to then reimburse the Fund for all remaining expenses, after fee waivers, in order to prevent total operating expenses, excluding "Acquired Fund Fees and Expenses," from exceeding 0.70% of the Fund's average daily net assets on an annual basis.

(17) The Fund's Manager has contractually agreed to waive, at least until April 30, 2008, a portion of its management fee, up to the full amount of that fee, and to then reimburse the Fund for all remaining expenses, after fee waivers, in order to prevent total operating expenses, excluding "Acquired Fund Fees and Expenses," from exceeding 0.87% of the Fund's average daily net assets on an annual basis.

(18) The Fund's Manager has contractually agreed to waive, at least until April 30, 2008, a portion of its management fee, up to the full amount of that fee, and to then reimburse the Fund for all remaining expenses, after fee waivers, in order to prevent total operating expenses, excluding "Acquired Fund Fees and Expenses," from exceeding 1.15% of the Fund's average daily net assets on an annual basis.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS

   An investment adviser (other than our affiliate, MetLife Advisers, LLC and Met Investors Advisory LLC) or sub-adviser or its affiliates may make payments to us and/or certain affiliates. These payments may be used for a variety of purposes, including payment for expenses for certain administrative, marketing and support services with respect to the Policies and, in our role as intermediary, with respect to the Funds. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Portfolio assets. Policy owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the Fund prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Fund attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or sub-adviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.

   We and certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as limited liability companies. Our owner interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the management fees it receives from a Fund. We will benefit accordingly from assets allocated to the Funds to the extent they result in profits to the advisers. (See "Charges and Deductions -- Annual Fund Operating Expenses" for information on the management fees paid to the advisers and the Statement of Additional Information for the Funds for information on the management fees paid by the adviser to sub-advisers.)

   The American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. A Fund's 12b-1 Plan, if any, is described in more detail in each Fund's prospectus. (See also "Charges and Deductions -- Annual Fund Operating Expenses.") Any payments we receive pursuant to a Fund's 12b-1 Plan are paid to us or our Distributor. Payments under a Fund's 12b-1 Plan decrease the Fund's investment return.

   We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund for the services it provides in marketing the Funds' shares in connection with the Policies.

SELECTION OF THE FUNDS

   We select the Funds offered through the Policy based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or sub-adviser is one of our affiliates or whether the Fund, its adviser, its sub-adviser(s), or an affiliate will make payments to us or our affiliates. For additional information on these arrangements, see "Certain Payments We Receive with Regard to the Funds" above. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Funds periodically and may remove a Fund or limit its availability to new premium payments and/or transfers of cash value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy Owners.

   WE DO NOT PROVIDE INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE FUNDS YOU HAVE CHOSEN.

                                 POLICY RIGHTS

TRANSFERS

   Frequent requests from Policy Owners to transfer cash value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Funds and may disrupt portfolio management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the BlackRock Strategic Value Portfolio, FI International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, Fidelity VIP Overseas Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Small Company Stock Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck Worldwide Emerging Markets Fund and Van Eck Worldwide Hard Assets Fund) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

   We do not believe that other Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Funds, we rely on the underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

   AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Policy, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30- day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy. Although we do not have the operational or systems capability at this time to impose the American Funds monitoring policy and/or to treat all of the American Funds portfolios as Monitored Portfolios under our policy, we intend to do so in the future.

   Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

   Transfers made under the dollar cost averaging program or the portfolio rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Funds and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Funds, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Fund.

   In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Funds are generally "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Funds. If a Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Fund prospectuses for more details.

                                GENERAL MATTERS

POSTPONEMENT OF PAYMENTS FROM THE SEPARATE ACCOUNT

   We may withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Policy Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Policy Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Policy Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard or guaranteed issue basis and Policies with term riders added, and it is not clear whether such policies will in all cases satisfy the applicable requirements, particularly if the owner pay the full amount of premiums under the Policy. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in
Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

   4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

   7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus

(ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

   During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. The maximum estate tax rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

   The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   13. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   14. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Although the prohibition on loans generally took effect as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   15. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   16. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   17. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   18. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   19. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
Michael K. Farrell*                     Director of General American since 2003 and Senior Vice
                                        President of Metropolitan Life Insurance Company since
                                        2002.
James L. Lipscomb**                     Director of General American since 2002 and Executive Vice-
                                        President and General Counsel of Metropolitan Life Insurance
                                        Company since 2003. Formerly, Senior Vice President and Deputy
                                        General Counsel 2001-2003 of Metropolitan Life.

NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
William J. Mullaney**                   Director of NELICO since 2007 and President of Institutional
                                        Business at Metropolitan Life Insurance Company since 2007.
                                        Formerly President 2004-2007 of Metropolitan Property and
                                        Casualty.
Catherine A. Rein**                     Director of General American since 2004 and Senior Executive
                                        Vice President and Chief Administrative Officer of Metropolitan
                                        Life Insurance Company since 2005. Formerly, President and
                                        Chief Executive Officer 1999- 2004 of Metropolitan Property and
                                        Casualty.
Stanley J. Talbi**                      Director of General American since 2002 and Senior Vice
                                        President of Metropolitan Life Insurance Company since 1974.
Michael J. Vietri****                   Director of NELICO since 2005 and Executive Vice President of
                                        Metropolitan Life Insurance Company since 2005. Formerly,
                                        Senior Vice President 1999-2004 of Metropolitan Life Insurance
                                        Company.
Lisa M. Weber**                         Chairman of the Board, President and Chief Executive Officer of
                                        General American since 2004 and President, Individual Business of Metropolitan Life Insurance Company since 2004; formerly,
                                        Director of General American since 2000 and Senior Executive
                                        Vice President and Chief Administrative Officer 2001- 2004.
William J. Wheeler**                    Director of General American since 2002 and Executive Vice
                                        President and Chief Financial Officer of Metropolitan Life
                                        Insurance Company since 2003. Formerly, Senior Vice President
                                        1997-2003 of Metropolitan Life.
Anthony J. Williamson**                 Director, Vice President and Treasurer of General American since
                                        2002 and Senior Vice President and Treasurer of Metropolitan Life
                                        Insurance Company since 2001.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
Joseph J. Prochaska, Jr.**              Executive Vice President and Chief Accounting Officer of
                                        NELICO since 2006 and Executive Vice President and Chief
                                        Accounting Officer of Metropolitan Life Insurance Company since
                                        2006. Formerly Senior Vice President and Chief Accounting
                                        Officer 2004-2006 of NELICO and Senior Vice President and
                                        Chief Accounting Officer 2003-2006 of Metropolitan Life. Senior
                                        Vice President and Controller 2000-2003 of Aon Corporation.

--------
The principal business address:
 *   Metropolitan Life, 10 Park Avenue, Morristown, NJ 07962
 ** Metropolitan Life, One MetLife Plaza, 27-01 Queens Plaza, North, Long Island City, NY 11101
 *** Metropolitan Life, 501 Boylston Street, Boston, MA 02116
**** Metropolitan Life, 177 South Commons Drive, Aurora, IL 60504

                                 VOTING RIGHTS

   Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

   The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

   The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion. The effect of this proportional voting is that a smaller number of Policy Owners may control the outcome of a vote.

   Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

   DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   General American, like other insurance companies, is involved in lawsuits, including class action lawsuits. In some class action lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. In addition, on May 14, 2004, MetLife, Inc. announced that General American had received a "Wells Notice" from the Securities and Exchange Commission in connection with an SEC investigation regarding market timing and late trading in a limited number of its privately-placed variable insurance contracts. The Wells Notice provides notice that the SEC staff is considering recommending that the SEC bring a civil action alleging violations of U.S. securities laws. Under SEC procedures, General American can avail itself of the opportunity to respond to the SEC staff before it makes a formal recommendation regarding whether any action alleging violations of the U.S. securities laws should be considered. General American has responded to the Wells Notice. General American continues to cooperate fully with the SEC in its investigation and is not aware of any systemic problems with respect to such matters. Although the outcome of any litigation or administrative or other proceedings cannot be predicted with certainty, General American does not believe any such litigation or proceedings will have a materially adverse impact upon the Separate Account, or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account, or of General American to meet its obligations under the Policies.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   The financial statements of General American Separate Account Eleven and the consolidated financial statements of General American Life Insurance Company (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for defined benefit pension and other postretirement plans, and for certain non-traditional long duration contracts and separate accounts as required by new accounting guidance which the Company adopted on December 31, 2006, and January 1, 2004, respectively), included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

                        AMERICAN VISION SERIES VUL 2002
                  SUPPLEMENT DATED SEPTEMBER 22, 2006 TO THE
                         PROSPECTUS DATED MAY 1, 2006

                            VARIABLE UNIVERSAL LIFE
                     JOINT AND LAST SURVIVOR VARIABLE LIFE
                  SUPPLEMENT DATED SEPTEMBER 22, 2006 TO THE
                        PROSPECTUSES DATED MAY 1, 2002

                                    VUL 95
                                    VUL 100
                                     VGSP
                                  RUSSELL VUL
                  SUPPLEMENT DATED SEPTEMBER 22, 2006 TO THE
                        PROSPECTUSES DATED MAY 1, 2000

This supplement updates certain information in the prospectuses for the above flexible premium variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement.

The following is added under TAX TREATMENT OF POLICY BENEFITS in the TAX CONSIDERATIONS section of the American Vision Series VUL 2002 prospectus and in the FEDERAL TAX MATTERS section of all other prospectuses:

   Employer-Owned Life Insurance. In the case of employer-owned life insurance as defined in Section 101(j) of the Internal Revenue Code, the amount excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to Policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy
                                   (Destiny)

                         Supplement dated May 1, 2006
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                         Supplement dated May 1, 2006
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                         Supplement dated May 1, 2006
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated May 1, 2006
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES ARE ATTACHED. INCLUDED ARE PROSPECTUSES FOR THE RUSSELL INVESTMENT FUNDS, WHICH MAY NOT BE AVAILABLE UNDER YOUR POLICY. PLEASE READ THE PROSPECTUSES CAREFULLY AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                YOUR PRIVACY NOTICE IS AT THE BACK OF THIS BOOK
                       AND IS NOT PART OF THE PROSPECTUS

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

   FOR EXECUTIVE BENEFIT POLICY OWNERS:

Premium Payments                      General American
                                      P.O. Box 14490
                                      St. Louis, MO 63178-4490

Surrenders, Loans, Withdrawals and    General American
Division Transfers                    P.O. Box 543
                                      Warwick, RI 02887-0543

Death Claims                          General American
                                      P.O. Box 353
                                      Warwick, RI 02887-0353

All Other Inquiries and Transactions  General American
                                      Attention: COLI
                                      700 Quaker Lane
                                      Warwick, RI 02887-0355
                                      (800) 638-9294
    FOR ALL OTHER POLICY OWNERS:

Premium Payments                      General American
                                      P.O. Box 14490
                                      St. Louis, MO 63178-4490

Payment Inquires and Correspondence   General American
                                      Remittance Processing
                                      4100 Boy Scout Blvd.
                                      Tampa, FL 33607
                                      (800) 638-9294

Beneficiary and Ownership Changes     General American
                                      P.O. Box 355
                                      Warwick, RI 02887-0355

Surrenders, Loans, Withdrawals and    General American
Division Transfers                    P.O. Box 543
                                      Warwick, RI 02887-0543

Death Claims                          General American
                                      P.O. Box 353
                                      Warwick, RI 02887-0353

All Telephone                         (800) 638-9294
Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE:   THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE
BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES ADVISER:     CAPITAL RESEARCH AND MANAGEMENT
                                COMPANY

FUND                      SUB-ADVISER          INVESTMENT OBJECTIVE
----                      -----------  -------------------------------------
American Funds Global        N/A       Capital appreciation through stocks.
Small Capitalization
Fund

American Funds Growth                            N/A            Capital appreciation through stocks.
Fund
American Funds Growth-                           N/A            Capital appreciation and income.
Income Fund

FIDELITY(R) VARIABLE INSURANCE ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY PRODUCTS

FUND                                         SUB-ADVISER                INVESTMENT OBJECTIVE
----                                         -----------                --------------------
VIP Equity-Income Portfolio            FMR Co., Inc.            Reasonable income by investing primarily in income
                                                                producing equity securities. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield of securities comprising the
                                                                Standard & Poor's 500(SM) Index (S&P 500(R)).

VIP Growth Portfolio                   FMR Co., Inc.            Capital appreciation.

VIP Mid Cap Portfolio                  FMR Co., Inc.            Long-term growth of capital.

VIP Overseas Portfolio                 FMR Co., Inc.            Long-term growth of capital.

J.P. MORGAN SERIES TRUST II      ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

FUND                                         SUB-ADVISER                INVESTMENT OBJECTIVE
----                                         -----------                --------------------
JPMorgan Bond Portfolio                N/A                      To provide high total return consistent with
                                                                moderate risk of capital and maintenance of liquidity.

JPMorgan Small Company Portfolio       N/A                      To provide high total return from a portfolio of small company stocks.

MET INVESTORS SERIES TRUST                  ADVISER: MET INVESTORS ADVISORY LLC

FUND                                         SUB-ADVISER                INVESTMENT OBJECTIVE
----                                         -----------                --------------------
Harris Oakmark                         Harris Associates L.P.   Long-term capital appreciation.
International
Portfolio

Janus Aggressive                       Janus Capital            Long-term growth of capital.
Growth Portfolio                       Management LLC

Lazard Mid-Cap                         Lazard Asset             Long-term capital appreciation.
Portfolio (formerly                    Management, LLC(1)
Met/AIM Mid Cap Core
Equity Portfolio)

Lord Abbett Bond                       Lord, Abbett & Co. LLC   High current income and the
Debenture Portfolio                                             opportunity for capital appreciation
                                                                to produce a high total return.

Lord Abbett Growth and                 Lord, Abbett & Co. LLC   Long-term growth of capital and income
Income Portfolio                                                without excessive fluctuation in
                                                                market value.

Lord Abbett Mid-Cap                    Lord, Abbett & Co. LLC   Capital appreciation through
Value Portfolio                                                 investments, primarily in equity
                                                                securities, which are believed to be
                                                                undervalued in the marketplace.

Met/AIM Small Cap                      AIM Capital              Long-term growth of capital.
Growth Portfolio                       Management, Inc.

MFS Research                           Massachusetts Financial  Capital appreciation
International                          Services Company
Portfolio

Neuberger Berman Real                  Neuberger Berman         Total return through investment in
Estate Portfolio                       Management Inc.          real estate securities, emphasizing
                                                                both capital appreciation and current
                                                                income.

PIMCO Total Return                     Pacific Investment       Maximum total return, consistent with
                                                                the

Portfolio                              Management Company         preservation of capital and prudent
                                       LLC                        investment management.

RCM Global Technology                  RCM Capital                Capital appreciation; no
                                       Management LLC             consideration is given to income.

T. Rowe Price Mid-Cap Growth Portfolio T. Rowe Price Associates,  Long-term growth of capital.
                                       Inc.

METROPOLITAN SERIES FUND, INC.                                   ADVISER: METLIFE ADVISERS, LLC

FUND                                          SUB-ADVISER                 INVESTMENT OBJECTIVE
----                                          -----------                 --------------------
BlackRock Aggressive                   BlackRock Advisors, Inc    Maximum capital appreciation.
Growth Portfolio

BlackRock Bond Income                  BlackRock Advisors, Inc.   A competitive total return primarily
Portfolio                                                         from investing in fixed-income
                                                                  securities.

BlackRock Diversified                  BlackRock Advisors, Inc.   High total return while attempting to
Portfolio                                                         limit investment risk and preserve
                                                                  capital.

BlackRock Large Cap                    BlackRock Advisors, Inc.   Long-term growth of capital.
Value Portfolio

BlackRock Legacy Large                 BlackRock Advisors, Inc.   Long-term growth of capital.
Cap Growth Portfolio

BlackRock Money Market                 BlackRock Advisors, Inc.   A high level of current income
Portfolio(2)                                                      consistent with preservation of
                                                                  capital.

FUND                                          SUB-ADVISER                 INVESTMENT OBJECTIVE
----                                          -----------                 --------------------
BlackRock Strategic                    BlackRock Advisors,        High total return, consisting
Value Portfolio                        Inc.                       principally of capital appreciation.

Davis Venture                          Davis Selected Advisers,
Value Portfolio                        L.P.(3)                    Growth of capital.

FI International Stock                 Fidelity Management &
Portfolio                              Research Company           Long-term growth of capital.

FI Mid Cap
Opportunities                          Fidelity Management &
Portfolio                              Research Company           Long-term growth of capital.

Harris Oakmark Focused
Value Portfolio                        Harris Associates L.P.     Long-term capital appreciation.

Harris Oakmark Large
Cap Value Portfolio                    Harris Associates L.P.     Long-term capital appreciation.

Lehman Brothers(R)
Aggregate Bond Index                   Metropolitan Life          To equal the performance of the
Portfolio                              Insurance Company          Lehman Brothers Aggregate Bond Index.

                                                                  To equal the performance of the
MetLife Mid Cap Stock                  Metropolitan Life          Standard & Poor's Mid Cap 400
Index Portfolio                        Insurance Company          Composite Stock Price Index.

                                                                  To equal the performance of the
MetLife Stock Index                    Metropolitan Life          Standard & Poor's 500 Composite Stock
Portfolio                              Insurance Company          Price Index.

MFS Total Return                       Massachusetts Financial    Favorable total return through
Portfolio                              Services Company           investment in a diversified portfolio.

Morgan Stanley EAFE(R)                 Metropolitan Life          To equal the performance of the MSCI
Index Portfolio                        Insurance Company          EAFE Index.

Neuberger Berman Mid                   Neuberger Berman
Cap Value Portfolio                    Management Inc.            Capital growth.

Russell 2000(R) Index                  Metropolitan Life          To equal the return of the Russell
Portfolio                              Insurance Company          2000 Index.

T. Rowe Price Large                    T. Rowe Price Associates,  Long-term growth of capital, and
Cap Growth Portfolio                   Inc.                       secondarily, dividend income.

T. Rowe Price Small                    T. Rowe Price Associates,  Long-term capital growth.
Cap Growth Portfolio                   Inc.

Western Asset                          Western Asset              To maximize total return consistent
Management U.S.                        Management Company(4)      with preservation of capital and
Government Portfolio                                              maintenance of liquidity.
(formerly Salomon
Brothers U.S.
Government Portfolio)

RUSSELL INVESTMENT FUNDS               ADVISER: FRANK RUSSELL INVESTMENT
                                       MANAGEMENT COMPANY

FUND                                          SUB-ADVISER                 INVESTMENT OBJECTIVE
----                                          -----------                 --------------------
Aggressive Equity Fund                 Multiple sub-advisers       To provide long term capital growth.
Core Bond Fund                         Multiple sub-advisers       To provide current income and the preservation of capital.

FUND                                          SUB-ADVISER                 INVESTMENT OBJECTIVE
----                                          -----------                 --------------------
Multi-Style Equity Fund                Multiple sub-advisers      To provide long-term capital growth.
Non-U.S. Fund                          Multiple sub-advisers      To provide long-term capital growth.

VAN ECK WORLDWIDE INSURANCE TRUST    ADVISER: VAN ECK ASSOCIATES
                                         CORPORATION

FUND                                          SUB-ADVISER                 INVESTMENT OBJECTIVE
----                                          -----------                 --------------------
Worldwide Emerging                               N/A              Long-term capital appreciation by
Markets Fund                                                      investing primarily in equity
                                                                  securities in emerging markets around
                                                                  the world.

Worldwide Hard                                   N/A              Long-term capital appreciation by
Assets Fund                                                       investing primarily in "hard asset
                                                                  securities." Hard asset securities
                                                                  are the stocks and bonds and other
                                                                  securities of companies that derive
                                                                  at least 50% of gross revenue or
                                                                  profit from the exploration,
                                                                  development, production or
                                                                  distribution of precious metals,
                                                                  natural resources, real estate and
                                                                  commodities. Income is a secondary
                                                                  consideration.

--------

(1) Prior to December 19, 2005, AIM Capital Management, Inc. was the sub-adviser to this Portfolio.

(2) An investment in the State Street Research Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.

(3) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

(4) Prior to May 1, 2006, Salomon Brothers Asset Management Inc was the sub-adviser to this Portfolio.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES ATTACHED AT THE END OF THIS PROSPECTUS AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

OTHER FUNDS AND SHARE CLASSES

   The Russell Investment Funds may not be available under your Policy, even though they are described in the attached Fund prospectuses. The Real Estate Securities Fund described in the Russell Investment Funds prospectus is not available under any Policy.

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For Fidelity Variable Insurance Products and the Van Eck Worldwide Insurance Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2005, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                    FEE
                                                       GROSS      WAIVERS
                                                       TOTAL        AND        NET TOTAL
                            MANAGEMENT  OTHER   12B-1  ANNUAL     EXPENSE       ANNUAL
                               FEES    EXPENSES FEES  EXPENSES REIMBURSEMENTS EXPENSES(1)
                            ---------- -------- ----- -------- -------------- -----------
AMERICAN FUNDS
  INSURANCE SERIES
(CLASS 2 SHARES)
American Funds Global
  Small
Capitalization Fund........     .74%      .05%    .25%   1.04%       .00%         1.04%
American Funds Growth
  Fund.....................     .33%      .02%    .25%    .60%       .00%          .60%
American Funds Growth-
  Income Fund..............     .28%      .01%    .25%    .54%       .00%          .54%
FIDELITY(R) VARIABLE
  INSURANCE PRODUCTS
(INITIAL CLASS SHARES)
VIP Equity-Income
  Portfolio................     .47%      .09%    .00%    .56%       .00%          .56%
VIP Growth Portfolio.......     .57%      .10%    .00%    .67%       .00%          .67%
VIP Mid Cap Portfolio......     .57%      .12%    .00%    .69%       .00%          .69%
VIP Overseas Portfolio.....     .72%      .17%    .00%    .89%       .00%          .89%
J.P. MORGAN SERIES
  TRUST II
JPMorgan Bond Portfolio....     .30%      .45%    .00%    .75%       .00%          .75%(2)
JPMorgan Small Company
  Portfolio................     .60%      .55%    .00%   1.15%       .00%         1.15%(2)
MET INVESTORS SERIES
  TRUST
(CLASS A SHARES)
Harris Oakmark
  International Portfolio..     .82%      .13%    .00%    .95%       .00%          .95%(3)
Janus Aggressive Growth
  Portfolio................     .67%      .05%    .00%    .72%       .00%          .72%(3)
Lazard Mid-Cap Portfolio...     .70%      .10%    .00%    .80%       .00%          .80%(3,4)
Lord Abbett Bond
  Debenture Portfolio......     .51%      .05%    .00%    .56%       .00%          .56%
Lord Abbett Growth and
  Income Portfolio.........     .50%      .04%    .00%    .54%       .00%          .54%(4)
Lord Abbett Mid-Cap Value
  Portfolio................     .68%      .08%    .00%    .76%       .00%          .76%
Met/AIM Small Cap Growth
  Portfolio................     .90%      .10%    .00%   1.00%       .00%         1.00%(3,5)
MFS Research International
  Portfolio................     .74%      .22%    .00%    .96%       .00%          .96%(3,5)
Neuberger Berman Real
  Estate Portfolio.........     .67%      .03%    .00%    .70%       .00%          .70%(3)
PIMCO Total Return
  Portfolio................     .50%      .07%    .00%    .57%       .00%          .57%(5)
RCM Global Technology
  Portfolio................     .92%      .27%    .00%   1.19%       .00%         1.19%(3,5)
T. Rowe Price Mid-Cap
  Growth Portfolio.........     .75%      .07%    .00%    .82%       .00%          .82%(3)
METROPOLITAN SERIES
  FUND, INC.
(CLASS A SHARES)
BlackRock Aggressive
  Growth Portfolio.........     .73%      .06%    .00%    .79%       .00%          .79%
BlackRock Bond Income
  Portfolio................     .40%      .07%    .00%    .47%       .00%          .47%(6)
BlackRock Diversified
  Portfolio................     .44%      .06%    .00%    .50%       .00%          .50%
BlackRock Large Cap Value
  Portfolio................     .70%      .15%    .00%    .85%       .00%          .85%
BlackRock Legacy Large
  Cap Growth Portfolio.....     .73%      .07%    .00%    .80%       .00%          .80%
BlackRock Money Market
  Portfolio................     .35%      .07%    .00%    .42%       .01%          .41%(6)
BlackRock Strategic Value
  Portfolio................     .83%      .06%    .00%    .89%       .00%          .89%

                                                                   FEE
                                                      GROSS      WAIVERS
                                                      TOTAL        AND        NET TOTAL
                           MANAGEMENT  OTHER   12B-1  ANNUAL     EXPENSE       ANNUAL
                              FEES    EXPENSES FEES  EXPENSES REIMBURSEMENTS EXPENSES(1)
                           ---------- -------- ----- -------- -------------- -----------
Davis Venture Value
  Portfolio...............     .72%      .04%    .00%    .76%       .00%          .76%
FI International Stock
  Portfolio...............     .86%      .20%    .00%   1.06%       .00%         1.06%
FI Mid Cap Opportunities
  Portfolio...............     .68%      .07%    .00%    .75%       .00%          .75%
Harris Oakmark Focused
  Value Portfolio.........     .73%      .04%    .00%    .77%       .00%          .77%
Harris Oakmark Large Cap
  Value Portfolio.........     .72%      .06%    .00%    .78%       .00%          .78%
Lehman Brothers Aggregate
  Bond Index Portfolio....     .25%      .06%    .00%    .31%       .01%          .30%(6)
MetLife Mid Cap Stock
  Index Portfolio.........     .25%      .09%    .00%    .34%       .01%          .33%(6)
MetLife Stock Index
  Portfolio...............     .25%      .04%    .00%    .29%       .01%          .28%(6)

MFS Total Return
  Portfolio...............  .57% .16% .00%  .73% .00%  .73%(7)
Morgan Stanley EAFE Index
  Portfolio...............  .30% .22% .00%  .52% .01%  .51%(6)
Neuberger Berman Mid Cap
  Value Portfolio.........  .67% .09% .00%  .76% .00%  .76%
Russell 2000 Index
  Portfolio...............  .25% .11% .00%  .36% .01%  .35%(6)
T. Rowe Price Large Cap
  Growth Portfolio........  .60% .12% .00%  .72% .00%  .72%(6)
T. Rowe Price Small Cap
  Growth Portfolio........  .51% .09% .00%  .60% .00%  .60%
Western Asset Management
  U.S. Government
Portfolio.................  .54% .07% .00%  .61% .00%  .61%
RUSSELL INVESTMENT
  FUNDS
Aggressive Equity Fund....  .95% .18% .00% 1.13% .08% 1.05%(8)
Core Bond Fund............  .60% .12% .00%  .72% .02%  .70%(8)
Multi-Style Equity Fund...  .78% .09% .00%  .87% .00%  .87%(8)
Non-U.S. Fund.............  .95% .31% .00% 1.26% .11% 1.15%(8)
VAN ECK WORLDWIDE
  INSURANCE TRUST
(INITIAL CLASS
  SHARES)
Worldwide Emerging
  Markets Fund............ 1.00% .35% .00% 1.35% .00% 1.35%
Worldwide Hard Assets
  Fund.................... 1.00% .17% .00% 1.17% .00% 1.17%

--------

(1) Net Total Annual Expenses do not reflect any voluntary waivers of fees and expenses, or any expense reductions resulting from directed brokerage arrangements.

(2) Net Total Annual Expenses reflect a written agreement pursuant to which JP Morgan Funds Management, Inc. agrees that it will reimburse the Portfolios to the extent total annual operating expenses of the Portfolios' shares (excluding dividend expenses on securities sold short, interest, taxes and extraordinary expenses) exceed .75% for the JP Morgan Bond Portfolio and 1.15% for the JP Morgan Small Company Portfolio through April 30, 2007.

(3) Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory"), and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that Net Total Annual Expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) will not exceed, at any time prior to April 30, 2007, the following percentages: 1.10% for the Harris Oakmark International Portfolio, .90% for the Janus Aggressive Growth Portfolio, .80% for the Lazard Mid-Cap Portfolio, 1.05% for the Met/AIM Small Cap Growth Portfolio, 1.00% for the MFS Research International Portfolio, .90% for the Neuberger Berman Real Estate Portfolio, 1.10% for the RCM Global Technology Portfolio and .90% for the T. Rowe Price Mid-Cap Growth Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by Met Investors Advisory may, with the approval of the Trust's Board of Trustees, be repaid to Met Investors Advisory. Due to certain brokerage commission recaptures not shown in the table, actual Net Total Annual Expenses for the RCM Global Technology Portfolio were 1.10% for the year ended December 31, 2005.

(4) Management Fees have been restated to reflect a new management fee schedule that became effective on December 19, 2005 for the Lazard Mid-Cap Portfolio and January 1, 2006 for the Lord Abbett Growth and Income Portfolio.

(5) Other Expenses reflect the repayment of fees previously waived and/or expenses previously paid by Met Investors Advisory under the terms of prior expense limitation agreements in the following amounts: .04% for the Met/AIM Small Cap Growth Portfolio, .05% for the MFS Research International Portfolio, .01% for the PIMCO Total Return Portfolio, and .14% for the RCM Global Technology Portfolio.

(6) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), and the Metropolitan Series Fund, Inc. (the "Met Series Fund") have entered into an Expense Agreement under which MetLife Advisers will waive, until April 30, 2007, the management fee payable by certain Portfolios in the following percentage amounts: .006% for the Lehman Brothers Aggregate Bond Index Portfolio, .007% for the MetLife Stock Index Portfolio, .007% for the MetLife Mid Cap Stock Index Portfolio, .007% for the Morgan Stanley EAFE Index Portfolio, .007% for the Russell 2000 Index Portfolio, .025% on assets in excess of $1 billion and less than $2 billion for the BlackRock Bond Income Portfolio, .005% on the first $500 million of assets and .015% on the next $500 million of assets for the BlackRock Money Market Portfolio and .015% on the first $50 million of assets for the T. Rowe Price Large Cap Growth Portfolio.

(7) The Management Fee for the MFS Total Return Portfolio has been restated to reflect a new management fee schedule that became effective on May 1, 2006.

(8) The Funds' Manager, Frank Russell Investment Company (FRIMCo) has contractually agreed to waive, at least until April 30, 2006, a portion of its management fee, up to the full amount of that fee, equal to the amount by which the funds' operating expenses exceed 1.05% for the Aggressive Equity Fund, .70% for the Core Bond Fund, .87% for the Multi-Style Equity Fund and 1.15% for the Non-U.S. Fund, and to reimburse the Funds for all remaining expenses, after fee waivers, that exceed these amounts for each Fund.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS

   An investment adviser (other than our affiliate Met Life Advisers and Met Investors Advisory) or sub-adviser or its affiliates may compensate us and/or certain affiliates for administrative or other services relating to the Funds. The amount of the compensation is not deducted from Fund assets and does not decrease the Fund's investment return. The amount of the compensation is based on a percentage of assets of the Fund attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or sub-adviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.

   We and certain of our affiliated insurance companies have membership interests in our affiliated investment advisers, MetLife Advisers and Met Investors Advisory, which are formed as limited liability companies. Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the management fees it receives from a Fund. We may benefit accordingly from assets allocated to the Funds to the extent they result in profits to the advisers. (See "Charges and Deductions -- Annual Fund Operating Expenses" for information on the management fees paid to the advisers and the Statement of Additional Information for the Funds for information on the management fees paid by the adviser to sub-advisers.)

   The American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940 under which the Funds make payments to our Distributor, MetLife Investors Distribution Company, in consideration of services provided and expenses incurred by our Distributor in distributing the Funds' shares. The payments, which are equal to 0.25% of the Separate Account assets invested in Funds, are deducted from the assets of the Funds and decrease the Funds' investment return. The Distribution Plan is described in more detail in each Fund's prospectus. (See also "Charges and Deductions -- Annual Fund Operating Expenses.")

   We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund for the services it provides in marketing the Funds' shares in connection with the Policies.

SELECTION OF THE FUNDS

   We select the Funds offered through the Policy based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or sub-adviser is one of our affiliates or whether the Fund, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We review the Funds periodically and may remove a Fund or limit its availability to new premium payments and/or transfers of cash value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy Owners. We do not provide investment advice and do not recommend or endorse any particular Fund.

                                 POLICY RIGHTS

TRANSFERS

   Frequent requests from Policy Owners to transfer cash value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Funds and may disrupt portfolio management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the BlackRock Strategic Value Portfolio, FI International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, VIP Overseas Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Small Company Stock Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck Worldwide Emerging Markets Fund and Van Eck Worldwide Hard Assets Fund) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

   Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

   Transfers made under the dollar cost averaging program or the portfolio rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Funds and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Policy Owners and other persons with interests in the Policies should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Funds. However, under rules recently adopted by the Securities and Exchange Commission, effective October 16, 2006 we will be required to (1) enter into a written agreement with each Fund or its principal underwriter that will obligate us to provide to the Fund promptly upon request certain information about the trading activity of individual Policy Owners, and
(2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Fund.

   In addition, Policy Owners and other persons with interests in the Policies should be aware that some Funds may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Funds.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Fund prospectuses for more details.

                              THE GENERAL ACCOUNT

TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS

   We are not currently imposing the Maximum Amount limit on transfers and withdrawals from the General Account, but we reserve the right to do so.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard or guaranteed issue basis and Policies with term riders added, and it is not clear whether such policies will in all cases satisfy the applicable requirements, particularly if the owner pay the full amount of premiums under the Policy. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code, unless a transfer for value (generally a sale of the policy) has occurred. Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

   4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

   7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

   During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2006, the maximum estate tax rate is 46% and the maximum rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

   The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   13. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   14. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Although the prohibition on loans generally took effect as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   15. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   16. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   17. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   18. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   19. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS ADDRESS      PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------      -----------------------------
Michael K. Farrell*                  Director of General American since
                                     2003 and Senior Vice President of
                                     Metropolitan Life Insurance Company
                                     since 2002.
Leland C. Launer, Jr.**              Director of NELICO since 2005 and
                                     President, Institutional Business of
                                     Metropolitan Life Insurance Company
                                     since 2005. Formerly, Executive Vice
                                     President and Chief Investment
                                     Officer 2003-2005 of Metropolitan
                                     Life Insurance Company.
James L. Lipscomb**                  Director of General American since
                                     2002 and Executive Vice-President and
                                     General Counsel of Metropolitan Life
                                     Insurance Company since 2003.
                                     Formerly, Senior Vice President and
                                     Deputy General Counsel 2001-2003 of
                                     Metropolitan Life; President and
                                     Chief Executive Officer 2000-2001 of
                                     Conning Corporation.

Hugh C. McHaffie***                  Director of General American since
                                     2004 and Senior Vice President of
                                     Metropolitan Life Insurance Company
                                     since 2000.
Catherine A. Rein**                  Director of General American since
                                     2004 and Senior Executive Vice
                                     President and Chief Administrative
                                     Officer of Metropolitan Life
                                     Insurance Company since 2005.
                                     Formerly, President and Chief
                                     Executive Officer 1999- 2004 of
                                     Metropolitan Property and Casualty.
Stanley J. Talbi**                   Director of General American since
                                     2002 and Senior Vice President of
                                     Metropolitan Life Insurance Company
                                     since 1974.
Michael J. Vietri****                Director of NELICO since 2005 and
                                     Executive Vice President of
                                     Metropolitan Life Insurance Company
                                     since 2005. Formerly, Senior Vice
                                     President 1999-2004 of Metropolitan
                                     Life Insurance Company.
Lisa M. Weber**                      Chairman of the Board, President and
                                     Chief Executive Officer of General
                                     American since 2004 and President,
                                     Individual Business of Metropolitan
                                     Life Insurance Company since 2004;
                                     formerly, Director of General
                                     American since 2000 and Senior
                                     Executive Vice President and Chief
                                     Administrative Officer 2001- 2004.

NAME AND PRINCIPAL BUSINESS ADDRESS      PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------      -----------------------------
William J. Wheeler**                 Director of General American since
                                     2002 and Executive Vice President and
                                     Chief Financial Officer of
                                     Metropolitan Life Insurance Company
                                     since 2003. Formerly, Senior Vice
                                     President 1997-2003 of Metropolitan
                                     Life.
Anthony J. Williamson**              Director, Vice President and
                                     Treasurer of General American since
                                     2002 and Senior Vice President and
                                     Treasurer of Metropolitan Life
                                     Insurance Company since 2001.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS ADDRESS      PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------      -----------------------------
Joseph J. Prochaska, Jr.**           Senior Vice President and Chief
                                     Accounting Officer of
                                     General American since 2004 and
                                     Senior Vice President and
                                     Chief Accounting Officer of
                                     Metropolitan Life Insurance
                                     Company since 2003. Formerly, Senior
                                     Vice President and
                                     Controller 2000-2003 of Aon
                                     Corporation.
--------
The principal business address:

   *  Metropolitan Life, 10 Park Avenue,Morristown, NJ 07962
  ** Metropolitan Life, One MetLife Plaza, 27-01 Queens Plaza, North, Long Island City, NY 11101
 ***  Metropolitan Life, 501 Boylston Street, Boston, MA 02116
****  Metropolitan Life, 177 South Commons Drive, Aurora, IL 60504


                                 VOTING RIGHTS

   Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

   The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

   The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion.

   Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

   DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   General American, like other insurance companies, is involved in lawsuits, including class action lawsuits. In some class action lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. In addition, on May 14, 2004, MetLife, Inc. announced that General American had received a "Wells Notice" from the Securities and Exchange Commission in connection with an SEC investigation regarding market timing and late trading in a limited number of its privately-placed variable insurance contracts. The Wells Notice provides notice that the SEC staff is considering recommending that the SEC bring a civil action alleging violations of U.S. securities laws. Under SEC procedures, General American can avail itself of the opportunity to respond to the SEC staff before it makes a formal recommendation regarding whether any action alleging violations of the U.S. securities laws should be considered. General American has responded to the Wells Notice. General American continues to cooperate fully with the SEC in its investigation and is not aware of any systemic problems with respect to such matters. Although the outcome of any litigation or administrative or other proceedings cannot be predicted with certainty, General American does not believe any such litigation or proceedings will have a materially adverse impact upon the Separate Account, or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account, or of General American to meet its obligations under the Policies.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   The financial statements of General American Separate Account Eleven and General American Life Insurance Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively), included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy

                                   (Destiny)

                         Supplement dated May 1, 2005

                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                         Supplement dated May 1, 2005

                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                         Supplement dated May 1, 2005

                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated May 1, 2005

                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES ARE ATTACHED. INCLUDED ARE PROSPECTUSES FOR THE RUSSELL INVESTMENT FUNDS, WHICH MAY NOT BE AVAILABLE UNDER YOUR POLICY. PLEASE READ THE PROSPECTUSES CAREFULLY AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

  YOUR PRIVACY NOTICE AND BUSINESS CONTINUITY PLAN DISCLOSURE ARE AT THE BACK
                OF THIS BOOK AND ARE NOT PART OF THE PROSPECTUS

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces.

The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

   FOR EXECUTIVE BENEFIT POLICY OWNERS:

 Premium Payments                       General American
                                        P.O. Box 14490
                                        St. Louis, MO 63178-4490

 Surrenders, Loans, Withdrawals and     General American
 Division Transfers                     P.O. Box 543
                                        Warwick, RI 02887-0543

 Death Claims                           General American
                                        P.O. Box 353
                                        Warwick, RI 02887-0353

 All Other Inquiries and Transactions   General American
                                        Attention: COLI
                                        700 Quaker Lane
                                        Warwick, RI 02887-0355
                                        (800) 638-9294

   FOR ALL OTHER POLICY OWNERS:

 Premium Payments                       General American
                                        P.O. Box 14490
                                        St. Louis, MO 63178-4490

 Payment Inquires and                   General American
 Correspondence                         Remittance Processing
                                        4100 Boy Scout Blvd.
                                        Tampa, FL 33607
                                        (800) 638-9294

 Beneficiary and Ownership              General American
 Changes                                P.O. Box 355
                                        Warwick, RI 02887-0355

 Surrenders, Loans,                     General American
 Withdrawals and                        P.O. Box 543
 Division Transfers                     Warwick, RI 02887-0543

 Death Claims                           General American
                                        P.O. Box 353
                                        Warwick, RI 02887-0353

 All Telephone                          (800) 638-9294
 Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES        ADVISER: CAPITAL RESEARCH AND MANAGEMENT
COMPANY

FUND                     SUB-ADVISER          INVESTMENT OBJECTIVE
----                     -----------          --------------------
American Funds Global         N/A       Capital appreciation through stocks.
Small Capitalization Fund

American Funds Growth         N/A       Capital appreciation through stocks.
Fund

American Funds Growth-        N/A       Capital appreciation and income.
Income Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY

FUND                     SUB-ADVISER          INVESTMENT OBJECTIVE
----                    --------------        --------------------
VIP Equity-Income       FMR Co., Inc.   Reasonable income by investing
Portfolio                               primarily in income producing equity
                                        securities. The fund will also
                                        consider the potential for capital
                                        appreciation. The fund's goal is to
                                        achieve a yield which exceeds the
                                        composite yield of securities
                                        comprising the Standard & Poor's
                                        500(SM) Index (S&P 500(R)).

VIP Growth Portfolio    FMR Co., Inc.   Capital appreciation.

VIP Mid Cap Portfolio   FMR Co., Inc.   Long-term growth of capital.

VIP Overseas Portfolio  FMR Co., Inc.   Long-term growth of capital.

J.P. MORGAN SERIES TRUST II    ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

FUND                     SUB-ADVISER          INVESTMENT OBJECTIVE
----                    --------------        --------------------

JPMorgan Bond Portfolio      N/A        To provide high total return
                                        consistent with moderate risk of
                                        capital and maintenance of
                                        liquidity.

JPMorgan Small Company       N/A        To provide high total return from a
  Portfolio                             portfolio of small company stocks.

MET INVESTORS SERIES TRUST       ADVISER: MET INVESTORS ADVISORY LLC

FUND                      SUB-ADVISER          INVESTMENT OBJECTIVE
----                    ----------------       --------------------
Harris Oakmark           Harris           Long-term capital appreciation.
International Portfolio  Associates L.P.

Janus Aggressive         Janus Capital    Long-term growth of capital.
Growth Portfolio         Management
                         LLC

Lord Abbett Bond         Lord, Abbett &   High current income and the
Debenture Portfolio      Co. LLC          opportunity for capital appreciation
                                          to produce a high total return.

Lord Abbett Growth and   Lord, Abbett &   Long-term growth of capital and
Income Portfolio         Co. LLC          income without excessive fluctuation
                                          in market
                                                value.
 Lord Abbett Mid-Cap        Lord, Abbett & Co.  Capital appreciation through
 Value Portfolio            LLC                 investments, primarily in equity
                                                securities, which are believed
                                                to be undervalued in the
                                                marketplace.

 Met/AIM Mid Cap Core       AIM Capital         Long-term growth of capital.
 Equity Portfolio           Management, Inc.

 Met/AIM Small Cap          AIM Capital         Long-term growth of capital.
 Growth Portfolio           Management, Inc.

 MFS Research               Massachusetts       Capital appreciation
 International Portfolio    Financial Services
                            Company

 Neuberger Berman Real      Neuberger Berman    Total return through investment
 Estate Portfolio           Management Inc.     in real estate securities,
                                                emphasizing both capital
                                                appreciation and current
                                                income.

 PIMCO Total Return         Pacific Investment  Maximum total return,
 Portfolio                  Management          consistent with the
                            Company LLC         preservation of capital and
                                                prudent investment management.

 RCM Global Technology      RCM Capital         Capital appreciation; no
 (formerly PIMCO PEA        Management LLC(4)   consideration is given to
 Innovation)                                    income.

 T. Rowe Price Mid-Cap      T. Rowe Price       Long-term growth of capital.
 Growth Portfolio           Associates, Inc.

 METROPOLITAN SERIES FUND, INC. LLC                ADVISER: METLIFE ADVISERS,

 FUND                           SUB-ADVISER            INVESTMENT OBJECTIVE
 ----                       -----------------    -----------------------------
 BlackRock Aggressive       BlackRock Advisors,  Maximum capital appreciation.
 Growth Portfolio           Inc(1)
 (formerly State Street
 Research Aggressive
 Growth)

 BlackRock Bond Income      BlackRock Advisors,  A competitive total return
 Portfolio (formerly State  Inc.(1)              primarily from investing in
 Street Research Bond                            fixed-income securities.
 Income)

 BlackRock Diversified      BlackRock Advisors,  High total return while
 Portfolio (formerly State  Inc.(1)              attempting to limit
 Street Research                                 investment risk and preserve
 Diversified)                                    capital.

 FUND                           SUB-ADVISER          INVESTMENT OBJECTIVE
 ----                       -------------------- -----------------------------
 BlackRock Large Cap        BlackRock Advisors,  Long-term growth of capital.
 Value Portfolio (formerly  Inc.(1)
 State Street Research
 Large Cap Value)

 BlackRock Legacy Large     BlackRock Advisors,  Long-term growth of capital.
 Cap Growth Portfolio       Inc.(1)
 (formerly State Street
 Research Large Cap
 Growth)

 BlackRock Money Market     BlackRock Advisors,  A high level of current
 Portfolio (formerly State  Inc.(1)              income consistent with
 Street Research Money                           preservation of capital.
 Market Portfolio)(2)

 BlackRock Strategic        BlackRock Advisors,  High total return, consisting
 Value Portfolio (formerly  Inc.(1)              principally of capital
 State Street Research                           appreciation.
 Aurora)

Davis Venture Value       Davis Selected         Growth of capital.
Portfolio                 Advisers, L.P.(3)

FI International Stock    Fidelity               Long-term growth of capital.
Portfolio                 Management &
                          Research Company

FI Mid Cap                Fidelity               Long-term growth of capital.
Opportunities Portfolio   Management &
                          Research Company

Harris Oakmark Focused    Harris Associates      Long-term capital appreciation.
Value Portfolio           L.P.

Harris Oakmark Large      Harris Associates      Long-term capital appreciation.
Cap Value Portfolio       L.P.

Lehman Brothers(R)        Metropolitan Life      To equal the performance of the
Aggregate Bond Index      Insurance Company      Lehman Brothers Aggregate Bond
Portfolio                                        Index.

MetLife Mid Cap Stock     Metropolitan Life      To equal the performance of the
Index Portfolio           Insurance Company      Standard & Poor's Mid Cap 400
                                                 Composite Stock Price Index.

MetLife Stock Index       Metropolitan Life      To equal the performance of the
Portfolio                 Insurance Company      Standard & Poor's 500 Composite
                                                 Stock Price Index.

MFS Total Return          Massachusetts          Favorable total return through
Portfolio                 Financial Services     investment in a diversified
                          Company                portfolio.

Morgan Stanley EAFE(R)    Metropolitan Life      To equal the performance of the
Index Portfolio           Insurance Company      MSCI EAFE Index.

Neuberger Berman Mid      Neuberger Berman       Capital growth.
Cap Value Portfolio       Management Inc.
(formerly Neuberger
Berman Partners Mid
Cap Value)

Russell 2000(R) Index     Metropolitan Life      To equal the return of the
Portfolio                 Insurance Company      Russell 2000 Index.

Salomon Brothers U.S.     Salomon Brothers       To maximize total return
Government Portfolio      Asset Management       consistent with preservation of
                          Inc.                   capital and maintenance of
                                                 liquidity.

FUND                        SUB-ADVISER                INVESTMENT OBJECTIVE
----                     -------------------     -------------------------------
T. Rowe Price Large      T. Rowe Price           Long-term growth of capital,
Cap Growth Portfolio     Associates, Inc.        and secondarily, dividend
                                                 income.

T. Rowe Price Small      T. Rowe Price           Long-term capital growth.
Cap Growth Portfolio     Associates, Inc.


RUSSELL INVESTMENT       ADVISER: FRANK RUSSELL INVESTMENT MANAGEMENT COMPANY
FUNDS


FUND                          SUB-ADVISER            INVESTMENT OBJECTIVE
----                     ----------------------  -----------------------------
Aggressive Equity Fund   Multiple sub-advisers   To provide long term capital
                                                 growth.
Core Bond Fund           Multiple sub-advisers   To provide current income and
                                                 the preservation of capital.
Multi-Style Equity Fund  Multiple sub-advisers   To provide long-term capital
                                                 growth.
Non-U.S. Fund            Multiple sub-advisers   To provide long-term capital
                                                 growth.

VAN ECK WORLDWIDE INSURANCE TRUST
CORPORATION                                      ADVISER: VAN ECK ASSOCIATES

FUND                          SUB-ADVISER             INVESTMENT OBJECTIVE
----                          -----------        ------------------------------
Worldwide Emerging           N/A                 Long-term capital appreciation
Markets Fund                                     by investing primarily in
                                                 equity securities in emerging
                                                 markets around the world.

Worldwide Hard Assets                  N/A         Long-term capital appreciation by investing
                                                   primarily in "hard asset securities." Fund
                                                   Hard asset securities are the stocks and
                                                   bonds and other securities of companies that
                                                   derive at least 50% of gross revenue or
                                                   profit from the exploration, development,
                                                   production or distribution of precious metals,
                                                   natural resources, real estate and commodities.
                                                   Income is a secondary consideration.

--------
(1) Prior to January 31, 2005, State Street Research & Management Company was the sub-adviser to this Portfolio.

(2) An investment in the State Street Research Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.

(3) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

(4) Prior to January 15, 2005, PEA Capital LLC was the sub-adviser to this Portfolio.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES ATTACHED AT THE END OF THIS PROSPECTUS AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

OTHER FUNDS AND SHARE CLASSES

   The Russell Investment Funds may not be available under your Policy, even though they are described in the attached Fund prospectuses. The Real Estate Securities Fund described in the Russell Investment Funds prospectus is not available under any Policy.

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For Fidelity Variable Insurance Products and the Van Eck Worldwide Insurance Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2004, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL FUND OPERATING EXPENSES

(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                FEE
                                                   GROSS      WAIVERS
                                                   TOTAL        AND        NET TOTAL
                      MANAGEMENT     OTHER  12B-1  ANNUAL     EXPENSE       ANNUAL
                        FEES       EXPENSES FEES  EXPENSES REIMBURSEMENTS EXPENSES(1)
                      ----------   -------- ----- -------- -------------- -----------
AMERICAN FUNDS
INSURANCE SERIES
(CLASS 2 SHARES)
American Funds Global
Small

 Capitalization
   Fund.........................          .77%  .04% .25% 1.06% .00% 1.06%
 American Funds
   Growth Fund..................          .35%  .01% .25%  .61% .00%  .61%
 American  Funds
   Growth- Income
   Fund..........                         .29%  .02% .25%  .56% .00%  .56%
 FIDELITY(R) VARIABLE INSURANCE
   PRODUCTS (INITIAL CLASS SHARES)
 VIP Equity-Income Portfolio....          .47%  .11% .00%  .58% .00%  .58%
 VIP Growth Portfolio...........          .58%  .10% .00%  .68% .00%  .68%
 VIP Mid Cap Portfolio..........          .57%  .14% .00%  .71% .00%  .71%
 VIP Overseas Portfolio.........          .72%  .19% .00%  .91% .00%  .91%
 J.P. MORGAN SERIES TRUST II(7)
 JPMorgan Bond Portfolio........          .30%  .45% .00%  .75% .00%  .75%
 JPMorgan Small Company
   Portfolio....................          .60%  .55% .00% 1.15% .00% 1.15%
 MET INVESTORS SERIES TRUST
   (CLASS A SHARES)
 Harris Oakmark International
   Portfolio....................          .84%  .20% .00% 1.04% .00% 1.04%(2,3)
 Janus Aggressive Growth
   Portfolio....................          .68%  .14% .00%  .82% .00%  .82%(2,3)
 Lord Abbett Bond Debenture
   Portfolio....................          .52%  .06% .00%  .58% .00%  .58%(2)
 Lord Abbett Growth and Income
  Portfolio.....................          .52%  .05% .00%  .57% .00%  .57%(3)
 Lord Abbett Mid-Cap Value
   Portfolio....................          .69%  .09% .00%  .78% .00%  .78%
 Met/AIM Mid Cap Core Equity
   Portfolio....................          .73%  .12% .00%  .85% .00%  .85%(2,3)
 Met/AIM Small Cap Growth
   Portfolio....................          .90%  .13% .00% 1.03% .00% 1.03%(2,3)
 MFS Research International
   Portfolio...................           .77%  .29% .00% 1.06% .06% 1.00%(2,3)
 Neuberger Berman Real Estate
   Portfolio...................           .70%  .14% .00%  .84% .00%  .84%(2)
 PIMCO Total Return Portfolio..           .50%  .07% .00%  .57% .00%  .57%
 RCM Global Technology
  Portfolio....................           .90%  .01% .00%  .91% .00%  .91%(2)
 T. Rowe Price Mid-Cap
   Growth Portfolio............           .75%  .15% .00%  .90% .00%  .90%(2,3)
 METROPOLITAN SERIES FUND, INC.
   (CLASS A SHARES)
 BlackRock Aggressive
   Growth Portfolio............           .73%  .06% .00%  .79% .00%  .79%
 BlackRock Bond Income
   Portfolio...................           .40%  .06% .00%  .46% .00%  .46%(4)
 BlackRock Diversified
   Portfolio...................           .44%  .06% .00%  .50% .00%  .50%
 BlackRock Large Cap Value
   Portfolio...................           .70%  .23% .00%  .93% .00%  .93%(4)

                                                                    FEE
                                                      GROSS       WAIVERS
                                                      TOTAL         AND       NET TOTAL
                           MANAGEMENT  OTHER   12B-1  ANNUAL      EXPENSE      ANNUAL
                              FEES    EXPENSES FEES  EXPENSES REIMBURSEMENTS EXPENSES(1)
                           ---------- -------- ----- -------- -------------- -----------
BlackRock Legacy Large
  Cap Growth
  Portfolio.................    .74%     .06%    .00%    .80%       .00%          .80%
BlackRock Money Market
  Portfolio...............      .35%     .07%    .00%    .42%       .01%          .41%(4)
BlackRock Strategic Value
  Portfolio...............      .83%     .06%    .00%    .89%       .00%          .89%
Davis Venture Value
  Portfolio...............      .72%     .06%    .00%    .78%       .00%          .78%
FI International Stock
  Portfolio...............      .86%     .22%    .00%   1.08%       .00%         1.08%
FI Mid Cap Opportunities
  Portfolio...............      .68%     .07%    .00%    .75%       .00%          .75%
Harris Oakmark Focused
  Value Portfolio.........      .73%     .05%    .00%    .78%       .00%          .78%
Harris Oakmark Large Cap
  Value Portfolio.........      .73%     .06%    .00%    .79%       .00%          .79%
Lehman Brothers Aggregate
  Bond Index Portfolio....      .25%     .07%    .00%    .32%       .01%          .31%(4)
MetLife Mid Cap Stock
  Index Portfolio.........      .25%     .10%    .00%    .35%       .01%          .34%(4)
MetLife Stock Index
  Portfolio...............      .25%     .05%    .00%    .30%       .01%          .29%(4)
MFS Total Return
  Portfolio...............      .50%     .14%    .00%    .64%       .00%          .64%
Morgan Stanley EAFE Index
  Portfolio...............      .30%     .29%    .00%    .59%       .01%          .58%(4)
Neuberger Berman Mid Cap
  Value Portfolio.........      .68%     .08%    .00%    .76%       .00%          .76%
Russell 2000 Index
  Portfolio...............      .25%     .12%    .00%    .37%       .01%          .36%(4)
Salomon Brothers U.S.
  Government
Portfolio.................      .55%     .09%    .00%    .64%       .00%          .64%
T. Rowe Price Large Cap
  Growth
Portfolio.................      .62%     .12%    .00%    .74%       .00%          .74%(4)
T. Rowe Price Small Cap
  Growth
Portfolio.................      .52%     .08%    .00%    .60%       .00%          .60%
RUSSELL INVESTMENT
  FUNDS
  (CLASS 2 SHARES)(5)
Aggressive Equity Fund....      .95%     .22%    .00%   1.17%       .12%         1.05%
Core Bond Fund............      .60%     .13%    .00%    .73%       .03%          .70%
Multi-Style Equity Fund...      .78%     .10%    .00%    .88%       .01%          .87%
Non-U.S. Fund.............      .95%     .33%    .00%   1.28%       .13%         1.15%
VAN ECK WORLDWIDE
  INSURANCE TRUST
(INITIAL CLASS
  SHARES)
Worldwide Emerging
  Markets Fund............     1.00%     .39%    .00%   1.39%       .00%         1.39%(6)
Worldwide Hard Assets
  Fund....................     1.00%     .20%    .00%   1.20%       .00%         1.20%

--------
(1) Net Total Annual Expenses do not reflect any voluntary waivers of fees and expenses, or any expense reductions resulting from directed brokerage arrangements.

(2) Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory"), and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that Net Total Annual Expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) will not exceed, at any time prior to April 30, 2006, the following percentages: 1.10% for the Harris Oakmark International Portfolio, .90% for the Janus Aggressive Growth Portfolio, .90% for the Met/AIM Mid Cap Core Equity Portfolio, 1.05% for the Met/AIM Small Cap Growth Portfolio, 1.00% for the MFS Research International Portfolio, .90% for the Neuberger Berman Real Estate Portfolio, 1.10% for the RCM Global Technology Portfolio and .90% for the T. Rowe Price Mid-Cap Growth Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by Met Investors Advisory may, with the approval of the Trust's Board of Trustees, be repaid to Met Investors Advisory. Expenses of the MFS Research International Portfolio have been restated to reflect the terms of the Expense Limitation Agreement. Expenses of the Janus Aggressive Growth Portfolio, the Lord Abbett Bond Debenture Portfolio and the RCM Global Technology Portfolio have been restated to reflect management fee reductions that became effective May 1, 2005.

(3) Other Expenses reflect the repayment of fees previously waived and/or expenses previously paid by Met Investors Advisory under the terms of prior expense limitation agreements in the following amounts: .01% for the Harris Oakmark International Portfolio, .05% for the Janus Aggressive Growth Portfolio, .01% for the Lord Abbett Growth and Income Portfolio, .02% for the Met/AIM Mid Cap Core Equity Portfolio, .01% for the Met/AIM Small Cap Growth Portfolio, .12% for the MFS Research International Portfolio and .07% for the T. Rowe Price Mid-Cap Growth Portfolio.

(4) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), and the Metropolitan Series Fund, Inc. (the "Met Series Fund") have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) ("Expenses") attributable to the Class A shares of certain Portfolios of the Met Series Fund, so that Net Total Annual Expenses will not exceed, at any time prior to April 30, 2006, .95% for the BlackRock Large Cap Value Portfolio. Under the agreement, if certain conditions are met, the Portfolio may reimburse MetLife Advisers for fees waived and Expenses paid if, in the future, actual Expenses are less than this expense limit. Under the Expense Agreement, MetLife Advisers will also waive the management fee payable by certain Portfolios in the following percentage amounts: .006% for the Lehman Brothers Aggregate Bond Index Portfolio, .007% for the MetLife Stock Index Portfolio, .007% for the MetLife Mid Cap Stock Index Portfolio, .007% for the Morgan Stanley EAFE Index Portfolio, .007% for the Russell 2000 Index Portfolio, .025% on assets in excess of $1 billion and less than $2 billion for the BlackRock Bond Income Portfolio, .005% on the first $500 million of assets and .015% on the next $500 million of assets for the BlackRock Money Market Portfolio and .015% on the first $50 million of assets for the T. Rowe Price Large Cap Growth Portfolio.

(5) The Funds' Manager, Frank Russell Investment Company (FRIMCo) has contractually agreed to waive, at least until April 30, 2006, a portion of its management fee, up to the full amount of that fee, equal to the amount by which the funds' operating expenses exceed 1.05% for the Aggressive Equity Fund, .70% for the Core Bond Fund, .87% for the Multi-Style Equity Fund and 1.15% for the Non-U.S. Fund, and to reimburse the Funds for all remaining expenses, after fee waivers, that exceed these amounts for each Fund.

(6) For the period May 1, 2005 through April 30, 2006, the Adviser to the Worldwide Emerging Markets Fund has contractually agreed to waive fees and reimburse certain operating expenses (excluding brokerage fees and expenses, transaction fees, interest, dividends paid on securities sold short, taxes and extraordinary expenses) to the extent total annual operating expenses exceed 1.40% of average daily net assets.

(7) Net Total Annual Expenses reflect a written agreement pursuant to which JPMorgan Funds Management, Inc. agrees that it will reimburse the Portfolios to the extent total annual operating expenses of the Portfolios' Shares (excluding interest, taxes and extraordinary expenses) exceed .75% for the JP Morgan Bond Portfolio and 1.15% for the JP Morgan Small Company Portfolio through April 30, 2006.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS
   An investment adviser (other than our affiliate Met Life Advisers and Met Investors Advisory) or sub-adviser or its affiliates may compensate us and/or certain affiliates for administrative or other services relating to the Funds. The amount of the compensation is not deducted from Fund assets and does not decrease the Fund's investment return. The amount of the compensation is based on a percentage of assets of the Fund attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to .11%. Additionally, an investment adviser or sub-adviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.

   We and certain of our affiliated insurance companies are joint owners of our affiliated investment advisers, MetLife Advisers and Met Investors Advisory, which are formed as limited liability companies. Our ownership interests entitle us to profit distributions if the adviser makes a profit with respect to the management fees it receives from a Fund. We may benefit accordingly from assets allocated to the Funds to the extent they result in profits to the advisers. (See "Charges and Deductions -- Annual Fund Operating Expenses" for information on the management fees paid to the advisers and the Statement of Additional Information for the Funds for information on the management fees paid by the adviser to sub-advisers.)

   The American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940 under which the Funds make payments to our Distributor, MetLife Investors Distribution Company, in consideration of services provided and expenses incurred by our Distributor in distributing the Funds' shares. The payments, which are equal to 0.25% of the Separate Account assets invested in Funds, are deducted from the assets of the Funds and decrease the Funds' investment return. The Distribution Plan is described in more detail in each Fund's prospectus. (See also "Charges and Deductions -- Annual Fund Operating Expenses.")

   We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund for the services it provides in marketing the Funds' shares in connection with the Policies.

SELECTION OF THE FUNDS

   We select the Funds offered through the Policy based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or sub-adviser is one of our affiliates or whether the Fund, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We review the Funds periodically and may remove a Fund or limit its availability to new premium payments and/or transfers of cash value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy Owners. We do not provide investment advice and do not recommend or endorse any particular Fund.

                                 POLICY RIGHTS

TRANSFERS

   Frequent requests from Policy Owners to transfer cash value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Funds and may disrupt portfolio management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the BlackRock Strategic Value Portfolio, FI International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, VIP Overseas Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Small Company Stock Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck Worldwide Emerging Markets Fund and Van Eck Worldwide Hard Assets Fund) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. We do not believe that other Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Funds, we rely on the underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

   Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. If we impose this restriction on your transfer activity, we will reverse upon discovery any transaction inadvertently processed in contravention of such restrictions. The cash value will not be affected by any gain or loss due to the transfer and your cash value will be the same as if the transfer had not occurred. You will receive written confirmation of the transactions effecting such reversal.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to market timing. Our ability to detect such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may be limited by provisions of the Policy. We do not accommodate market timing in any Funds and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies.

   The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Policy Owners and other persons with interests in the Policies should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Funds.

   In addition, Policy Owners and other persons with interests in the Policies should be aware that some Funds may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading policies and procedures, and we cannot guarantee that the Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Funds.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Fund prospectuses for more details.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard or guaranteed issue basis and Policies with term riders added, and it is not clear whether such policies will in all cases satisfy the applicable requirements, particularly if the owner pay the full amount of premiums under the Policy. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code, unless a transfer for value (generally a sale of the policy) has occurred. Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

   4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.
   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

   7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

   During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2005, the maximum estate tax rate is 47% and the estate tax exemption is $1,500,000.

   The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   13. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   14. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Although the prohibition on loans generally took effect as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   15. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   16. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   17. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   18. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   19. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS ADDRESS        PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------    -------------------------------------

Michael K. Farrell***                  Director of General American since
                                       2003 and Senior Vice President of
                                       Metropolitan Life Insurance Company
                                       since 2002.
James L. Lipscomb****                  Director of General American since
                                       2002 and Executive Vice-President and
                                       General Counsel of Metropolitan Life
                                       Insurance Company since 2003.
                                       Formerly, Senior Vice President and
                                       Deputy General Counsel 2001-2003 of
                                       Metropolitan Life; President and
                                       Chief Executive Officer 2000-2001 of
                                       Conning Corporation and Head of
                                       Corporate Planning and Strategy
                                       Department 1998-2000 of Metropolitan
                                       Life Insurance Company.
Hugh C. McHaffie*****                  Director of General American since
                                       2004 and Senior Vice President of
                                       Metropolitan Life Insurance Company
                                       since 2000.
Catherine A. Rein****                  Director of General American since
                                       2004 and Senior Executive Vice
                                       President and Chief Administrative
                                       Officer of Metropolitan Life
                                       Insurance Company since 2005.
                                       Formerly, President and Chief
                                       Executive Officer 1999- 2004 of
                                       Metropolitan Property and Casualty.
Stewart G. Nagler****                  Director of General American since
                                       2000 and Vice Chairman of
                                       Metropolitan Life Insurance Company
                                       since 2003. Formerly, Vice Chairman
                                       and Chief Financial Officer 1998-2003
                                       of Metropolitan Life.

NAME AND PRINCIPAL BUSINESS ADDRESS        PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------    -------------------------------------

Stanley J. Talbi****                   Director of General American since
                                       2002 and Senior Vice President of
                                       Metropolitan Life Insurance Company
                                       since 1974.
Lisa M. Weber****                      Chairman of the Board, President and
                                       Chief Executive Officer of General
                                       American since 2004 and President,
                                       Individual Business of Metropolitan
                                       Life Insurance Company since 2004;
                                       formerly, Director of General
                                       American since 2000 and Senior
                                       Executive Vice President and Chief
                                       Administrative Officer 2001- 2004 and
                                       Executive Vice President 1998-2001 of
                                       Metropolitan Life.
William J. Wheeler****                 Director of General American since
                                       2002 and Executive Vice President and
                                       Chief Financial Officer of
                                       Metropolitan Life Insurance Company
                                       since 2003. Formerly, Senior Vice
                                       President 1997-2003 of Metropolitan
                                       Life.
Anthony J. Williamson****              Director, Vice President and
                                       Treasurer of General American since
                                       2002 and Senior Vice President and
                                       Treasurer of Metropolitan Life
                                       Insurance Company since 2001.
                                       Formerly, Senior Vice President
                                       1998-2001 of Metropolitan Life.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS ADDRESS        PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------    -------------------------------------

James P. Bossert***                    Vice President and Chief Financial
                                       Officer of General American since
                                       2003 and Vice President of
                                       Metropolitan Life Insurance Company
                                       and since 1998.
Jerome M. Mueller*                     Senior Vice President of General
                                       American since 1998.
John E. Petersen*                      Senior Vice President of General
                                       American since 2000.
                                       Formerly, Vice President 1999-2000 of
                                       General American.
Joseph J. Prochaska, Jr.****           Senior Vice President and Chief
                                       Accounting Officer of General
                                       American since 2004 and Senior Vice
                                       President and Chief Accounting
                                       Officer of Metropolitan Life
                                       Insurance Company since 2003.
                                       Formerly, Senior Vice President and
                                       Controller 2000-2003 of Aon
                                       Corporation.
A. Greig Woodring**                    Executive Vice President, Reinsurance
                                       and President and Chief Executive
                                       Officer of Reinsurance Group of
                                       America since 1992.
--------
The principal business address:

    * General American, 13045 Tesson Ferry Road, St. Louis, Missouri 63128

   ** Reinsurance Group of America, 1370 Timberlake Manor Parkway, Chesterfield,
      Missouri 63017

  *** Metropolitan Life, 10 Park Avenue, Morristown, NJ 07962

 **** Metropolitan Life, One MetLife Plaza, 27-01 Queens Plaza, North, Long
      Island City, NY 11101

***** Metropolitan Life, 501 Boylston Street, Boston, MA 02116

                                 VOTING RIGHTS

   Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

   The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

   The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion.

   Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

   DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                                 LEGAL MATTERS

   Legal matters in connection with the Policies have been passed upon by Marie
C. Swift, Associate General Counsel of Metropolitan Life Insurance Company. Sutherland Asbill & Brennan LLP, of Washington, D.C., has provided advice on certain matters relating to Federal securities laws.

                               LEGAL PROCEEDINGS

   General American, like other insurance companies, is involved in lawsuits, including class action lawsuits. In some class action lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. In addition, on May 14, 2004, MetLife, Inc. announced that General American had received a "Wells Notice" from the Securities and Exchange Commission in connection with an SEC investigation regarding market timing and late trading in a limited number of its privately-placed variable insurance contracts. The Wells Notice provides notice that the SEC staff is considering recommending that the SEC bring a civil action alleging violations of U.S. securities laws. Under SEC procedures, General American can avail itself of the opportunity to respond to the SEC staff before it makes a formal recommendation regarding whether any action alleging violations of the U.S. securities laws should be considered. General American has responded to the Wells Notice. General American continues to cooperate fully with the SEC in its investigation and is not aware of any systemic problems with respect to such matters. Although the outcome of any litigation or administrative or other proceedings cannot be predicted with certainty, General American does not believe any such litigation or proceedings will have a materially adverse impact upon the Separate Account, or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account, or of General American to meet its obligations under the Policies.

                                    EXPERTS

   The financial statements of General American Separate Account Eleven and General American Life Insurance Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively) included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte &Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                            13045 TESSON FERRY ROAD
                           ST. LOUIS, MISSOURI 63128

                        AMERICAN VISION SERIES VUL 2002

                   VARIABLE LIFE INSURANCE POLICY (DESTINY)

                      Supplement dated February 15, 2005
                     to the Prospectuses dated May 1, 2004

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                  (VARIABLE UNIVERSAL LIFE/EXECUTIVE BENEFIT)

               FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR POLICIES

                      Supplement dated February 15, 2005
                     to the Prospectuses dated May 1, 2002

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                       (VUL 95/VUL 100/VGSP/RUSSELL VUL)

                      Supplement dated February 15, 2005
                     to the Prospectuses dated May 1, 2000

   General American Life Insurance Company (the "Company") has filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Company to remove the VIP High Income Portfolio as an investment option under the Company's variable life insurance policies and to replace it with the Lord Abbett Bond Debenture Portfolio, which is an existing investment option under your Policy. Fidelity Management & Research Company is the adviser to the High Income Portfolio. Lord, Abbett & Co. LLC is the subadviser to the Lord Abbett Bond Debenture Portfolio.

   The Company believes that the proposed substitution is in the best interest of policy owners. The Lord Abbett Bond Debenture Portfolio has investment objectives and policies similar to the VIP High Income Portfolio. The Company will bear all expenses related to the substitution, and it will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitution will occur on or about May 1, 2005.

   Please note that:

   - No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

   - The elections you have on file for allocating your premium payments and your cash value (under the Dollar Cost Averaging or Portfolio Rebalancing programs) to the VIP High Income Division will be redirected to the Lord

      Abbett Bond Debenture Division unless you change your elections or transfer your cash value before the substitution takes place.

   - You may transfer your Policy cash value among the investment Divisions and the General Account as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Policy.

   - You may transfer your Policy cash value in the VIP High Income Division (before the substitution) or the Lord Abbett Bond Debenture Division (after the substitution) to any other investment Division without charge.

   - On the effective date of the substitution, your cash value in the investment Divisions will be the same as before the substitution. However, the number of units you receive in the Lord Abbett Bond Debenture Portfolio will be different from the number of your units in the VIP High Income Portfolio due to the differences in unit values.

THIS SUPPLEMENT SHOULD BE RETAINED WITH YOUR PROSPECTUS FOR FUTURE REFERENCE.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                            13045 Tesson Ferry Road
                           St. Louis, Missouri 63128

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                       (American Vision Series VUL 2002)

                   VARIABLE LIFE INSURANCE POLICY (Destiny)

                      Supplement dated December 30, 2004
                     to the Prospectuses dated May 1, 2004

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                  (Variable Universal Life/Executive Benefit)

                   FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR
                        VARIABLE LIFE INSURANCE POLICY

                      Supplement dated December 30, 2004
                     to the Prospectuses dated May 1, 2002

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                      Supplement dated December 30, 2004
                     to the Prospectuses dated May 1, 2000

This supplement updates certain information contained in the prospectuses for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement.

   The Administrative Office address for certain Policy transactions has been changed as follows:

       Surrenders, Loans, Withdrawals and       General American
       Division Transfers                       P.O. Box 543
                                                Warwick, RI 02887-0543

       Death Claims                             General American
                                                P.O. Box 353
                                                Warwick, RI 02887-0353

   On December 1, 2004, the principal underwriter of the policies, General American Distributors, Inc. ("GAD"), was acquired by and became a wholly-owned subsidiary of its affiliate MetLife Investors Group, Inc. Immediately thereafter, GAD's affiliate, MetLife Investors Distribution Company, was merged with and into GAD and GAD changed its name to "MetLife Investors Distribution Company." As a result of the merger, GAD's executive offices have changed to 22 Corporate Plaza, Newport Beach, CA 91108, and its telephone number has changed to (800) 989-3752. It is not anticipated that the merger will have an impact on the distribution of the policies or the level of compensation paid in connection with such distribution. References in the prospectus and the statement of additional information to the principal underwriter of the policies shall be deemed to refer to MetLife Investors Distribution Company.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                            13045 Tesson Ferry Road
                           St. Louis, Missouri 63128

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                       (American Vision Series VUL 2002)

                   VARIABLE LIFE INSURANCE POLICY (Destiny)

                        Supplement dated June 10, 2004
                     to the Prospectuses dated May 1, 2004

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                  (Variable Universal Life/Executive Benefit)

                   FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR
                        VARIABLE LIFE INSURANCE POLICY

                        Supplement dated June 10, 2004
                     to the Prospectuses dated May 1, 2002

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                        Supplement dated June 10, 2004
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the prospectuses for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement.

   On May 14, 2004, MetLife, Inc. announced that General American Life
Insurance Company ("General American") had received a "Wells Notice" from the Securities and Exchange Commission ("SEC") in connection with the SEC investigation described in the prospectuses and the prospectus supplements regarding market timing and late trading in a limited number of its privately-placed variable insurance contracts. The "Wells Notice" provides notice that the SEC staff is considering recommending that the SEC bring a civil action alleging violations of U.S. securities laws. Under SEC procedures, General American can avail itself of the opportunity to respond to the SEC staff before it makes a formal recommendation regarding whether any action alleging violations of the U.S. securities laws should be considered. General American continues to cooperate fully with the SEC in its investigation and is not aware of any systemic problems with respect to such matters. General American does not believe any such SEC civil action would have an adverse effect on General American's ability to meet its obligations under the policies.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                               Flexible Premium
                       Variable Life Insurance Policies

                  (Variable Universal Life/Executive Benefit)

                         Supplement dated May 1, 2004

                     to the Prospectuses dated May 1, 2002

                     Flexible Premium Joint and Last Survivor
                         Variable Life Insurance Policy

                          Supplement dated May 1, 2004

                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated May 1, 2004

                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced flexible premium variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES ARE ATTACHED. INCLUDED ARE PROSPECTUSES FOR THE RUSSELL INVESTMENT FUNDS, WHICH MAY NOT BE AVAILABLE UNDER YOUR POLICY. PLEASE READ THE PROSPECTUSES CAREFULLY AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

           YOUR PRIVACY NOTICE IS ON THE LAST TWO PAGES OF THIS BOOK

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

   FOR EXECUTIVE BENEFIT POLICY OWNERS:

Premium Payments              General American
                              P.O. Box 14490
                              St. Louis, MO 63178-4490

All Other Inquiries and       General American
Transactions                  Attention: COLI
                              700 Quaker Lane
                              Warwick, RI 02887-0355
                              (800) 638-9294

   FOR ALL OTHER POLICY OWNERS:

Premium Payments              General American
                              P.O. Box 14490
                              St. Louis, MO 63178-4490

Payment Inquires and          General American
Correspondence                Remittance Processing
                              4100 Boy Scout Blvd.
                              Tampa, FL 33607
                              (800) 638-9294

Beneficiary and Ownership     General American
Changes                       P. O. Box 355
Surrenders, Loans             Warwick, RI 02887-0355
and Withdrawals               (800) 638-9294
Division Transfers
Death Claims

All Other Telephone           (800) 638-9294
Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

    THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES     ADVISER: CAPITAL RESEARCH AND MANAGEMENT
                                             COMPANY


FUND                         SUB-ADVISER                INVESTMENT OBJECTIVE
----                         -----------                --------------------
American Funds Global Small     N/A              Capital appreciation through stocks.
Capitalization Fund

American Funds Growth Fund      N/A              Capital appreciation through stocks.

American Funds Growth-          N/A              Capital appreciation and income.
Income Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS  ADVISER: FIDELITY MANAGEMENT & RESEARCH
                                         COMPANY

FUND                         SUB-ADVISER                INVESTMENT OBJECTIVE
----                         -----------                --------------------
 VIP Equity-Income           FMR Co., Inc.       Reasonable income. The fund will also
 Portfolio                                       consider the potential for capital
                                                 appreciation. The fund's goal is to
                                                 achieve a yield which exceeds the
                                                 composite yield of securities
                                                 comprising the Standard & Poor's
                                                 500(SM) Index (S&P 500(R)).

 VIP Growth Portfolio        FMR Co., Inc.       To achieve capital appreciation.

 VIP High Income             FMR Co., Inc.       A high level of current income, while
 Portfolio                                       also considering growth of capital.

 VIP Mid Cap Portfolio       FMR Co., Inc.       Long-term growth of capital.

 VIP Overseas Portfolio      FMR Co., Inc.       Long-term growth of capital.

J.P. MORGAN SERIES TRUST II     ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

FUND                         SUB-ADVISER                 INVESTMENT OBJECTIVE
----                         -----------                 --------------------
JPMorgan Bond                   N/A              To provide high total return consistent
Portfolio                                        with moderate risk of capital and
                                                 maintenance of liquidity.

JPMorgan Small                  N/A              To provide high total return from a
Company Portfolio                                portfolio of small company stocks.

MET INVESTORS SERIES TRUST       ADVISER: MET INVESTORS ADVISORY LLC

FUND                         SUB-ADVISER                 INVESTMENT OBJECTIVE
----                         -----------                 --------------------
Harris Oakmark               Harris Associates   Long-term capital appreciation.
International Portfolio      L.P.

Janus Aggressive             Janus Capital       Long-term growth of capital.
Growth Portfolio             Management LLC

Lord Abbett Bond             Lord, Abbett & Co.  High current income and the
Debenture Portfolio          LLC                 opportunity for capital
                                                 appreciation to produce a high
                                                 total return.

FUND                        SUB-ADVISER            INVESTMENT OBJECTIVE
----                     -------------------       --------------------

Lord Abbett Growth and   Lord, Abbett & Co.  Long-term growth of capital and
Income Portfolio         LLC                 income without excessive
                                             fluctuation in market value.

Lord Abbett Mid-Cap      Lord, Abbett & Co.  Capital appreciation through
Value Portfolio          LLC                 investments, primarily in equity
                                             securities, which are believed to
                                             be undervalued in the marketplace.

Met/AIM Mid Cap Core     AIM Capital         Long-term growth of capital.
Equity Portfolio         Management, Inc.

Met/AIM Small Cap        AIM Capital         Long-term growth of capital.
Growth Portfolio         Management, Inc.

MFS Research             Massachusetts       Capital appreciation.
International Portfolio  Financial Services
                         Company

Neuberger Berman Real    Neuberger Berman    Total return through investment
Estate Portfolio         Management Inc.     in real estate securities,
                                             emphasizing both capital
                                             appreciation and current income.

PIMCO PEA Innovation     PEA Capital LLC     Capital appreciation; no
Portfolio (formerly,     (formerly, PIMCO    consideration is given to income.
PIMCO Innovation         Equity Advisors
Portfolio)               LLC)

PIMCO Total Return       Pacific Investment  Maximum total return, consistent
Portfolio                Management          with the preservation of capital
                         Company LLC         and prudent investment management.

T. Rowe Price Mid-Cap    T. Rowe Price       Long-term growth of capital.
Growth Portfolio         Associates, Inc.

METROPOLITAN SERIES FUND, INC.     ADVISER: METLIFE ADVISERS, LLC(1)

FUND                        SUB-ADVISER           INVESTMENT OBJECTIVE
----                        -----------           --------------------

Davis Venture Value      Davis Selected     Growth of capital.
Portfolio                Advisers, L.P.(2)

FI International Stock   Fidelity           Long-term growth of capital.
Portfolio (formerly,     Management &
Putnam International     Research
Stock Portfolio)         Company(3)

FI Mid Cap               Fidelity           Long-term growth of capital.
Opportunities Portfolio  Management &
(formerly, Janus Mid     Research
Cap Portfolio)           Company(4)

Harris Oakmark           Harris Associates  Long-term capital appreciation.
Focused Value Portfolio  L.P.

Harris Oakmark Large     Harris Associates  Long-term capital appreciation.
Cap Value Portfolio      L.P.

Lehman Brothers(R)       Metropolitan Life  To equal the performance of the
Aggregate Bond Index     Insurance Company  Lehman Brothers Aggregate Bond
Portfolio                                   Index.

MetLife Mid Cap Stock    Metropolitan Life  To equal the performance of the
Index Portfolio          Insurance Company  Standard & Poor's Mid Cap 400
                                            Composite Stock Price Index.

MetLife Stock Index      Metropolitan Life  To equal the performance of the
Portfolio                Insurance Company  Standard & Poor's 500 Composite
                                            Stock Price Index.

FUND                         SUB-ADVISER            INVESTMENT OBJECTIVE
----                    ----------------------      --------------------
MFS Total Return        Massachusetts          Favorable total return through
Portfolio               Financial Services     investment in a diversified
                        Company                portfolio.

Morgan Stanley          Metropolitan Life      To equal the performance of the
EAFE(R) Index           Insurance Company      MSCI EAFE Index.
Portfolio

Neuberger Berman        Neuberger Berman       Capital growth.
Partners Mid Cap Value  Management Inc.
Portfolio

Russell 2000(R) Index   Metropolitan Life      To equal the return of the
Portfolio               Insurance Company      Russell 2000 Index.

Salomon Brothers U.S.   Salomon Brothers       To maximize total return
Government Portfolio    Asset Management       consistent with preservation of
                        Inc.                   capital and maintenance of
                                               liquidity.

State Street Research   State Street Research  Maximum capital appreciation.
Aggressive Growth       & Management
Portfolio               Company

State Street Research   State Street Research  High total return, consisting
Aurora Portfolio        & Management           principally of capital
                        Company                appreciation.

State Street Research   State Street Research  A competitive total return
Bond Income Portfolio   & Management           primarily from investing in
                        Company                fixed-income securities.

State Street Research   State Street Research  High total return while
Diversified Portfolio   & Management           attempting to limit investment
                        Company                risk and preserve capital.

State Street Research   State Street Research  Long-term growth of capital.
Large Cap Growth        & Management
Portfolio (formerly,    Company(5)
Alger Equity Growth
Portfolio)

State Street Research   State Street Research  Long-term growth of capital.
Large Cap Value         & Management
Portfolio               Company

State Street Research   State Street Research  A high level of current income
Money Market            & Management           consistent with preservation of
Portfolio(6)            Company                capital.

T. Rowe Price Large     T. Rowe Price          Long-term growth of capital,
Cap Growth Portfolio    Associates, Inc.       and secondarily, dividend
                                               income.

T. Rowe Price Small     T. Rowe Price          Long-term capital growth.
Cap Growth Portfolio    Associates, Inc.

RUSSELL INVESTMENT FUNDS     ADVISER: FRANK RUSSELL INVESTMENT MANAGEMENT
                                      COMPANY

FUND                          SUB-ADVISER           INVESTMENT OBJECTIVE
----                          -----------           --------------------
Aggressive Equity Fund   Multiple sub-advisers  To provide long term capital
                                                growth.
Core Bond Fund           Multiple sub-advisers  To provide current income and
                                                the preservation of capital.
Multi-Style Equity Fund  Multiple sub-advisers  To provide long-term capital growth.
Non-U.S. Fund            Multiple sub-advisers  To provide long-term capital
                                                growth.

 VAN ECK WORLDWIDE INSURANCE TRUST      ADVISER: VAN ECK ASSOCIATES
                                                 CORPORATION

FUND                   SUB-ADVISER             INVESTMENT OBJECTIVE
----                   -----------             --------------------
Worldwide Emerging        N/A       Long-term capital appreciation by
Markets Fund                        investing primarily in equity securities
                                    in emerging markets around the world.

Worldwide Hard Assets     N/A       Long-term capital appreciation by investing
Fund                                primarily in "hard asset securities."
                                    Hard asset securities are the stocks
                                    and bonds and other securities of
                                    companies that derive at least 50% of
                                    gross revenue or profit from the
                                    exploration, development, production
                                    or distribution of precious metals,
                                    natural resources, real estate and
                                    commodities. Income is a secondary
                                    consideration.
------------
(1) Prior to May 1, 2001, Metropolitan Life Insurance Company was the adviser to the Metropolitan Series Fund, Inc.

(2) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

(3) Prior to December 16, 2003, Putnam Investment Management, LLC was the sub-adviser to this Portfolio.

(4) Prior to May 1, 2004, Janus Capital Management LLC was the sub-adviser to this Portfolio.

(5) Prior to May 1, 2004, Fred Alger Management, Inc. was the sub-adviser to this Portfolio.

(6) An investment in the State Street Research Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.

OTHER FUNDS AND SHARE CLASSES

   The Russell Investment Funds may not be available under your Policy, even though they are described in the attached Fund prospectuses. The Real Estate Securities Fund and the Tax-Managed Large Cap Fund described in the Russell Investment Funds prospectus are not available under any Policy.

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For Fidelity Variable Insurance Products and the Van Eck Worldwide Insurance Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS.

   The following chart shows the annual operating expenses of the Funds for the year ended December 31, 2003 (anticipated annual operating expenses for 2004 for the Neuberger Berman Real Estate Portfolio), before and after any applicable fee waivers and expense reimbursements.


ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                     GROSS      FEE WAIVERS    NET TOTAL
                        MANAGEMENT  OTHER   12B-1 TOTAL ANNUAL  AND EXPENSE     ANNUAL
                           FEES    EXPENSES FEES    EXPENSES   REIMBURSEMENTS EXPENSES(1)
                        ---------- -------- ----- ------------ -------------- -----------
AMERICAN FUNDS
  INSURANCE SERIES
  (CLASS 2 SHARES)
American Funds Global
  Small Capitalization
  Fund.................     .80%      .03%    .25%     1.08%         .00%         1.08%

 American Funds Growth Fund...    .37%       .02%   .25%      .64%          .00%           .64%
 American Funds Growth-
   Income Fund................    .33%       .01%   .25%      .59%          .00%           .59%
 FIDELITY VARIABLE INSURANCE
 PRODUCTS (INITIAL CLASS SHARES)
 VIP Equity-Income Portfolio..    .48%       .09%   .00%      .57%          .00%           .57%
 VIP Growth Portfolio.........    .58%       .09%   .00%      .67%          .00%           .67%
 VIP High Income  Portfolio...    .58%       .11%   .00%      .69%          .00%           .69%
 VIP Mid Cap Portfolio........    .58%       .12%   .00%      .70%          .00%           .70%
 VIP Overseas Portfolio.......    .73%       .17%   .00%      .90%          .00%           .90%
 J.P. MORGAN SERIES TRUST II
 JPMorgan Bond Portfolio......    .30%       .45%   .00%      .75%          .00%           .75%
 JPMorgan Small Company
    Portfolio.................    .60%       .55%   .00%     1.15%          .00%         1 .15%
 MET INVESTORS SERIES TRUST
   (CLASS A SHARES)
 Harris Oakmark
   International Portfolio....    .85%       .36%   .00%     1.21%          .01%         1 .20%(2)
 Janus Aggressive Growth
   Portfolio..................    .78%       .12%   .00%      .90%          .00%           .90%(2)
 Lord Abbett Bond
   Debenture Portfolio........    .60%       .10%   .00%      .70%          .00%           .70%(3)
 Lord Abbett Growth and
   Income Portfolio...........    .56%       .06%   .00%      .62%          .00%           .62%
 Lord Abbett Mid-Cap
   Value Portfolio............    .70%       .13%   .00%      .83%          .00%           .83%(3)
 Met/AIM Mid Cap Core
   Equity Portfolio...........    .75%       .21%   .00%      .96%          .01%           .95%(2)
 Met/AIM Small Cap
   Growth Portfolio...........    .90%       .26%   .00      1.16%          .11%         1 .05%(2)
 MFS Research
   International Portfolio....    .80%       .31%   .00      1.11%          .01%         1 .10%(2)
 Neuberger Berman Real
   Estate Portfolio...........    .70%       .41%   .00      1.11%          .21            .90%(2,4)
 PIMCO PEA Innovation
   Portfolio..................    .95%       .31%   .00      1.26%          .16%         1 .10%(2)
 PIMCO Total Return
   Portfolio..................    .50%       .09%   .00%      .59%          .00%           .59%(3)
 T. Rowe Price Mid-Cap
   Growth Portfolio...........    .75        .17%   .00%      .92%          .00%           .92%(2)
 METROPOLITAN SERIES FUND, INC.
   (CLASS A SHARES)
 Davis Venture Value
   Portfolio..................    .74%       .05%   .00%      .79%          .00%           .79%
 FI International Stock
   Portfolio..................    .86%       .23%   .00%     1.09%          .00%         1 .09%
 FI Mid Cap
   Opportunities Portfolio....    .69%       .08%   .00%      .77%          .00%           .77%
 Harris Oakmark Focused
   Value Portfolio............    .75%       .05%   .00%      .80%          .00%           .80%
 Harris Oakmark Large
   Cap Value Portfolio........    .74%       .09%   .00%      .83%          .00%           .83%
 Lehman Brothers
   Aggregate Bond Index
   Portfolio..................    .25%       .09%   .00%      .34%          .00%           .34%
 MetLife Mid Cap Stock
   Index Portfolio............    .25%       .15%   .00%      .40%          .00%           .40%
 MetLife Stock Index
   Portfolio..................    .25%       .06%   .00%      .31%          .00%           .31%
 MFS Total Return
   Portfolio..................    .50%       .19%   .00%      .69%          .00%           .69%

                                                            GROSS      FEE WAIVERS    NET TOTAL
                               MANAGEMENT  OTHER   12B-1 TOTAL ANNUAL  AND EXPENSE     ANNUAL
                                  FEES    EXPENSES FEES    EXPENSES   REIMBURSEMENTS EXPENSES(1)
                               ---------- -------- ----- ------------ -------------- -----------
Morgan Stanley EAFE Index
  Portfolio..................     .30%       .41%   .00%      .71%          .00%           .71%
Neuberger Berman Partners Mid
  Cap Value Portfolio........     .69%       .11%   .00%      .80%          .00%           .80%
Russell 2000 Index Portfolio .    .25%       .22%   .00%      .47%          .00%           .47%
Salomon Brothers U.S
  Government Portfolio........    .55%       .10%   .00%      .65%          .00%           .65%
State Street Research
  Aggressive Growth Portfolio..   .73%       .08%   .00%      .81%          .00%           .81%
State Street Research Aurora
  Portfolio....................   .85%       .08%   .00%      .93%          .00%           .93%
State Street Research Bond
  Income Portfolio.............   .40%       .07%   .00%      .47%          .00%           .47%
State Street Research
  Diversified Portfolio........   .44%       .07%   .00%      .51%          .00%           .51%
State Street Research Large
  Cap Growth Portfolio.........   .73%       .07%   .00%      .80%          .00%           .80%
State Street Research Large
  Cap Value Portfolio..........   .70%       .35%   .00%     1.05%          .10%           .95%(5)
State Street Research Money
  Market Portfolio.............   .35%       .05%   .00%      .40%          .00%           .40%
T. Rowe Price Large Cap
  Growth Portfolio.............   .63%       .16%   .00%      .79%          .00%           .79%
T. Rowe Price Small Cap
  Growth Portfolio.............   .52%       .11%   .00%      .63%          .00%           .63%
RUSSELL INVESTMENT FUNDS(6)
Aggressive Equity Fund.........   .95%       .31%   .00%     1.26%          .21%          1.05%

Core Bond Fund...............     .60%       .16%   .00%      .76%          .06%           .70%
Multi-Style Equity Fund......     .78%       .16%   .00%      .94%          .07%           .87%
Non-U.S. Fund................     .95%       .38%   .00%     1.33%          .18%          1.15%
VAN ECK WORLDWIDE INSURANCE
  TRUST (INITIAL CLASS SHARES)
Worldwide Emerging Markets
  Fund.......................    1.00%       .43%   .00%     1.43%          .03%          1.40%(7)
Worldwide Hard Assets Fund...    1.00%       .23%   .00%     1.23%          .00%          1.23%

-----------
(1) Net Total Annual Expenses do not reflect expense reductions that certain Funds achieved as a result of directed brokerage arrangements.

(2) Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory"), and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that Net Total Annual Expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) will not exceed, at any time prior to April 30, 2005, the percentages shown in the table (.95% in the case of the T. Rowe Price Mid-Cap Growth Portfolio). Under certain circumstances, any fees waived or expenses reimbursed by Met Investors Advisory may, with the approval of the Trust's Board of Trustees, be repaid to Met Investors Advisory. Due to expense waivers in addition to those shown in the table, actual Net Total Annual Expenses for the year ended December 31, 2003, for the following Portfolios, were: 1.16% for the Harris Oakmark International Portfolio, .89% for the Janus Aggressive Growth Portfolio, .93% for the Met/AIM Mid Cap Core Equity Portfolio, 1.04% for the Met/AIM Small Cap Growth Portfolio, 1.09% for the MFS Research International Portfolio, and .91% for the T. Rowe Price Mid-Cap Growth Portfolio.

(3) Other Expenses reflect the repayment by the Portfolios of fees previously waived by Met Investors Advisory under the terms of the Expense Limitation Agreement, in the following amounts: .03% for the Lord Abbett Bond Debenture Portfolio and 0.2% for the PIMCO Total Return Portfolio.

(4) Expenses for the Neuberger Berman Real Estate Portfolio are annualized estimates for the year ending December 31, 2004, based on the Portfolio's May 1, 2004 start date.

(5) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), and the Metropolitan Series Fund, Inc. (the "Met Series Fund") have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) ("Expenses") attributable to the Class A shares of certain Portfolios of the Met Series Fund, so that Net Total Annual Expenses of the State Street Research Large Cap Value Portfolio will not exceed, at any time prior to April 30, 2005, the percentage shown in the table. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and Expenses paid with respect to the State Street Large Cap Value Portfolio if, in the future, actual Expenses of this Portfolio are less than the expense limit.

(6) The Manager of Russell Investment Funds has contractually agreed to waive, at least until April 30, 2005, a portion of its management fee for each of the Funds, up to the full amount of those fees, and to reimburse each of the Funds for all remaining expenses after fee waivers, so that Net Total Annual Expenses for each of the Funds will not exceed the percentages shown in the table.

(7) For the period May 1, 2004 through April 30, 2005, the Adviser to the Worldwide Emerging Markets Fund has contractually agreed to waive fees and reimburse certain operating expenses (excluding brokerage fees and expenses, transaction fees, interest, dividends paid on securities sold short, taxes and extraordinary expenses) to the extent total annual operating expenses exceed 1.40% of average daily net assets. Net Total Annual Expenses for the Fund have been restated to reflect the terms of this agreement.

   An investment adviser or sub-adviser of a Fund or its affiliates may compensate General American and/or certain affiliates for administrative or other services relating to the Funds. The amount of this compensation is based on a percentage of assets of the Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages vary and some advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50% of assets. We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Growth Fund, the American Funds Growth-Income Fund, and the American Funds Global Small Capitalization Fund for the services it provides in marketing the Funds' shares in connection with the Policies. These Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940, under which the Funds make payments to our affiliate, General American Distributors, Inc., in consideration of services provided and expenses incurred by General American Distributors, Inc. in distributing the Funds' shares. These payments equal 0.25% of Separate Account assets invested in the Funds. An affiliate of General American may also receive brokerage commissions on securities transactions initiated by an investment adviser.

                                 POLICY RIGHTS

TRANSFERS

   We have policies and procedures that attempt to detect transfer activity that may adversely affect other Policy Owners or Fund shareholders in situations where there is potential for pricing inefficiencies or that involve relatively large single or grouped transactions by one or more Policy Owners (i.e., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the number of transfers and/or the number of "round trip" transfers into and out of particular Divisions made by Policy Owners within given periods of time and/or investigating transfer activity identified by us or the Funds on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective. Our ability to detect such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may be limited by provisions of the Policy. We apply our policies and procedures without exception, waiver, or special arrangement, although we may vary our policies and procedures among our variable policies and Divisions and may be more restrictive with regard to certain policies or Divisions than others. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners or Fund shareholders. In addition, we cannot guarantee that the Funds will not be harmed by transfer activity related to other insurance companies and/or retirement plans that may invest in the Funds.

   Our policies and procedures may result in restrictions being applied to Policy Owners. These restrictions may include:

    - requiring you to send us by U.S. mail a signed, written request to make transfers;

    - establishing an earlier submission time for telephone, facsimile, and Internet requests than for written requests, or suspending the right to make such requests altogether;

    -  limiting the number of transfers you may make each Policy Year;

    -  charging a transfer fee or collecting a fund redemption fee;

    - denying a transfer request from an authorized third party acting on behalf of multiple Policy Owners; and

    - imposing other limitations and modifications where we determine that exercise of the transfer privilege may create a disadvantage to other Policy Owners.

If restrictions are imposed on a Policy Owner, we will reverse upon discovery any transaction inadvertently processed in contravention of such restrictions.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities. You should read the Fund prospectuses for more details.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard or guaranteed issue basis and Policies with term riders added, and it is not clear whether such policies will in all cases satisfy the applicable requirements, particularly if the owner pay the full amount of premiums under the Policy. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

    In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code, unless a transfer for value (generally a sale of the policy) has occurred. Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

   4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

   7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   9. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   10. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   11. NEW GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has recently issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this new guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Although the prohibition on loans generally took effect as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   12. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   13. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   14. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   15. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   16. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS ADDRESS        PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------        -----------------------------
Michael K. Farrell*****                Director of General American since
                                       2003 and Senior Vice President of
                                       Metropolitan Life Insurance Company
                                       since 2002.
C. Robert Henrikson****                Chairman, President and Chief
                                       Executive Officer of General American
                                       since 2002 and President, U.S.
                                       Insurance and Financial Services
                                       Division of Metropolitan Life
                                       Insurance Company since 2002.
                                       Formerly, President, Institutional
                                       Business 1999-2002 of Metropolitan
                                       Life.
Nicholas D. Latrenta****               Director of General American since
                                       2002 and Senior Vice President of
                                       Metropolitan Life Insurance Company
                                       since 1997.
James L. Lipscomb****                  Director of General American since
                                       2002 and Executive Vice-President and
                                       General Counsel of Metropolitan Life
                                       Insurance Company since 2003.
                                       Formerly, Senior Vice President and
                                       Deputy General Counsel 2001-2003 of
                                       Metropolitan Life; President and
                                       Chief Executive Officer 2000-2001 of
                                       Conning Corporation and Head of
                                       Corporate Planning and Strategy
                                       Department 1998-2000 of Metropolitan
                                       Life Insurance Company.
Stewart G. Nagler****                  Director of General American since
                                       2000 and Vice Chairman of
                                       Metropolitan Life Insurance Company
                                       since 2003. Formerly, Vice Chairman
                                       and Chief Financial Officer 1998-2003
                                       of Metropolitan Life.
Stanley J. Talbi****                   Director of General American since
                                       2002 and Senior Vice President of
                                       Metropolitan Life Insurance Company
                                       since 1974.
Lisa M. Weber****                      Director of General American since
                                       2000 and Senior Executive Vice
                                       President and Chief Administrative
                                       Officer of Metropolitan Life
                                       Insurance Company since 2001.
                                       Formerly, Executive Vice President
                                       1998-2001 of Metropolitan Life.
William J. Wheeler****                 Director of General American since
                                       2002 and Executive Vice President and
                                       Chief Financial Officer of
                                       Metropolitan Life Insurance Company
                                       since 2003. Formerly, Senior Vice
                                       President 1997-2003 of Metropolitan
                                       Life.
Anthony J. Williamson******            Director, Vice President and  Treasurer
                                       of General American since 2002 and
                                       Senior Vice President and Treasurer of
                                       Metropolitan Life Insurance Company
                                       since 2001. Formerly, Senior Vice
                                       President 1998-2001 of Metropolitan Life.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS ADDRESS        PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------    -------------------------------------
James P. Bossert*****                  Vice President and Chief Financial
                                       Officer of General American since
                                       2003 and Vice President of
                                       Metropolitan Life Insurance Company
                                       and since 1998.
James D. Gaughan****                   Secretary and Clerk of General
                                       American since 2002 and Assistant
                                       Vice President and Assistant
                                       Secretary of Metropolitan Life
                                       Insurance Company since 2001.
                                       Formerly, Corporate Counsel 1999-2001
                                       in private practice.
Jerome M. Mueller**                    Senior Vice President of General
                                       American since 1998.
John E. Petersen**                     Senior Vice President of General
                                       American since 2000. Formerly, Vice
                                       President 1999-2000 of General
                                       American.

NAME AND PRINCIPAL BUSINESS ADDRESS        PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------    -------------------------------------
Joseph J. Prochaska, Jr.***            Senior Vice President and Chief
                                       Accounting Officer of General
                                       American since 2004 and Senior Vice
                                       President and Chief Accounting
                                       Officer of Metropolitan Life
                                       Insurance Company since 2003.
                                       Formerly, Senior Vice President and
                                       Controller 2000-2003 of Aon
                                       Corporation.
A. Greig Woodring***                   Executive Vice President, Reinsurance
                                       and President and Chief Executive
                                       Officer of Reinsurance Group of
                                       America since 1992.
-----------
The principal business address:

    ** General American, 13045 Tesson Ferry Road, St. Louis, Missouri 63128

   *** Reinsurance Group of America, 1370 Timberlake Manor Parkway,
       Chesterfield, Missouri 63017

  **** Metropolitan Life Insurance Company, One Madison Avenue,
       New York NY 10010

 ***** Metropolitan Life, 10 Park Avenue, Morristown, NJ 07962

****** Metropolitan Life, One MetLife Plaza, 27-01 Queens Plaza, North, Long
       Island City, NY 11101

                                 VOTING RIGHTS

   Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

   The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

   The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion.

   Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

   DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a

Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                                 LEGAL MATTERS

   Legal matters in connection with the Policies have been passed upon by Marie
C. Swift, Associate General Counsel of Metropolitan Life Insurance Company. Sutherland Asbill & Brennan LLP, of Washington, D.C., has provided advice on certain matters relating to Federal securities laws.

                               LEGAL PROCEEDINGS

   General American, like other insurance companies, is involved in lawsuits, including class action lawsuits. In some class action lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, General American believes that, as of the date of this prospectus supplement, there are no pending or threatened lawsuits that will have a materially adverse impact on it, the Separate Account or General American Distributors, Inc.

   Regulatory bodies have contacted General American and have requested information relating to market timing and late trading of mutual funds and variable insurance products. General American believes that these inquiries are similar to those made to many financial service companies as part of an industry-wide investigation by various regulatory agencies into the practices, policies and procedures relating to trading in mutual fund shares. The SEC has commenced an investigation with respect to market timing and late trading in a limited number of privately-placed variable insurance contracts that were sold through General American. We are in the process of responding and are fully cooperating with regard to these information requests and investigations. General American at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on General American's financial position.

                                    EXPERTS

   The consolidated financial statements of General American and Subsidiaries included in this prospectus supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on October 1, 2003, and recorded the impact as a cumulative effect of a change in accounting principle and referring to the change in the method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The financial statements of the Separate Account included in this prospectus supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP, 201 E. Kennedy Boulevard, Tampa, Florida, 33602, serves as independent public accountants for the Separate Account and General American.

                             FINANCIAL STATEMENTS
   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                               700 MARKET STREET
                           ST. LOUIS, MISSOURI 63101
                                (314) 231-1700

                   VARIABLE LIFE INSURANCE POLICY (DESTINY)

                       SUPPLEMENT DATED JANUARY 16, 2004
                    TO THE PROSPECTUS DATED AUGUST 8, 2003

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                  (VARIABLE UNIVERSAL LIFE/EXECUTIVE BENEFIT)
               FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR POLICIES

                       SUPPLEMENT DATED JANUARY 16, 2004
                     TO THE PROSPECTUSES DATED MAY 1, 2002

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                       (VUL 95/VUL 100/VGSP/RUSSELL VUL)

                       SUPPLEMENT DATED JANUARY 16, 2004
                     TO THE PROSPECTUSES DATED MAY 1, 2000

   General American Life Insurance Company (the "Company") has filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Company to remove certain investment options (the "Existing Funds") under its variable life insurance policies and to substitute new options ("Replacement Funds") as shown below.

   The Company believes that the proposed substitutions are in the best interest of policy holders. In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitutions, and they will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitutions will occur on or about May 1, 2004.

   The proposed substitutions and respective advisers and/or sub-advisers are:

   EXISTING FUND AND CURRENT ADVISER       REPLACEMENT FUND AND SUBADVISER
 VP Income and Growth Fund            Lord Abbett Growth and Income
 (American Century Investment         Portfolio
 Management, Inc.)                    (Lord Abbett & Co. LLC) ("Lord
                                      Abbett")
 ("American Century")                 MFS Research International Portfolio
 VP International Fund                (Massachusetts Financial Services Company)
 (American Century)
 VP Value Fund                        ("MFS")
 (American Century)                   Lord Abbett Mid-Cap Value Portfolio
 VIP Asset Manager Portfolio          (Lord Abbett)
 (Fidelity Management & Research      MFS Total Return Portfolio
 Company)                             (MFS)

Please note that:
- No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

- The elections you have on file for allocating your premium payments, or your cash value under the Dollar Cost Averaging or Premium Rebalancing programs, will be redirected to the Replacement Funds unless you change your elections or transfer your cash value before the substitutions takes place.

- You may transfer your Policy cash value among the investment Divisions and the General Account as usual. The substitutions themselves will not be treated as transfers for purposes of the transfer provisions of your Policy.

- You may transfer your Policy cash value in the Existing Funds (before the substitution) or the Replacement Funds (after the substitution) to any other investment Division without charge.

- On the effective date of the substitutions, your cash value in the investment Divisions will be the same as before the substitution. However, the number of units you are credited in the Replacement Funds will be different from the number of units in the Existing Funds due to the differences in unit values.

 THIS SUPPLEMENT SHOULD BE RETAINED WITH YOUR PROSPECTUS FOR FUTURE REFERENCE.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                               Flexible Premium
                       Variable Life Insurance Policies
              (Variable Universal Life/Executive Benefit/Destiny)

                         Supplement dated May 1, 2003
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                         Supplement dated May 1, 2003
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated May 1, 2003
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus prepared for each of the above-referenced flexible premium variable life insurance policies. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 700 Market Street, St. Louis, Missouri 63101.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THE PROSPECTUSES ARE ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. INCLUDED ARE PROSPECTUSES FOR THE RUSSELL INVESTMENT FUNDS (FORMERLY, RUSSELL INSURANCE FUNDS), WHICH MAY NOT BE AVAILABLE UNDER YOUR POLICY. PLEASE READ THE PROSPECTUSES CAREFULLY AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR ELIGIBLE FUNDS WILL PERFORM.

           YOUR PRIVACY NOTICE IS ON THE LAST TWO PAGES OF THIS BOOK

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices (Home Office) of General American are located at 700 Market Street, St. Louis, Missouri 63101. The Administrative Office for various Policy transactions is as follows:

   FOR EXECUTIVE BENEFIT POLICY OWNERS:

 Premium Payments                       General American
                                        P.O. Box 14490
                                        St. Louis, MO 63178-4490

 All Other Inquiries and                General American
 Transactions                           Attention: COLI
                                        700 Quaker Lane
                                        Warwick, RI 02887-0355
                                        (800) 638-9294

   FOR ALL OTHER POLICY OWNERS:

 Premium Payments                       General American
                                        P.O. Box 14490
                                        St. Louis, MO 63178-4490

 Payment Inquires and                   General American
 Correspondence                         Remittance Processing
                                        4100 Boy Scout Blvd.
                                        Tampa, FL 33607
                                        (800) 638-9294

 Beneficiary and Ownership              General American
 Changes                                P. O. Box 355
 Surrenders, Loans                      Warwick, RI 02887-0355
 and Withdrawals                        (800) 638-9294
 Division Transfers
 Death Claims

 Cancellations (Free Look               General American
 Period)                                13045 Tesson Ferry Road
                                        St. Louis, MO 63128

 All Other Telephone                    (800) 638-9294
 Transactions and Inquiries

   THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY AND EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

THE SEI INSURANCE PRODUCTS TRUST FUNDS ARE ONLY AVAILABLE UNTIL AUGUST 22, 2003. AFTER THAT DATE, ALL CASH VALUE ALLOCATED TO THE FUNDS WILL BE REDEEMED AND THE LIQUIDATION PROCEEDS WILL BE TRANSFERRED TO THE STATE STREET RESEARCH MONEY MARKET PORTFOLIO.

AMERICAN CENTURY VARIABLE PORTFOLIOS   ADVISER: AMERICAN CENTURY INVESTMENT
MANAGEMENT, INC.

ELIGIBLE FUND                  SUB-ADVISER          INVESTMENT OBJECTIVE
-------------                  -----------          --------------------
Income & Growth Fund           N/A          Current income and capital
                                            appreciation by investing in a
                                            diversified portfolio of common
                                            stocks.

International Fund             N/A          Capital growth.

Value Fund                     N/A          Long-term capital growth, with income
                                            as a secondary objective.

 AMERICAN FUNDS INSURANCE SERIES        ADVISER: CAPITAL RESEARCH AND
 COMPANY                                MANAGEMENT

ELIGIBLE FUND                  SUB-ADVISER          INVESTMENT OBJECTIVE
-------------                  -----------          --------------------
American Funds Global Small    N/A          Capital appreciation through stocks.
Capitalization Fund

American Funds Growth Fund     N/A          Capital appreciation through stocks.

American Funds Growth-Income   N/A          Capital appreciation and income.
Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY

ELIGIBLE FUND                 SUB-ADVISER          INVESTMENT OBJECTIVE
-------------                 -----------          --------------------
VIP Asset Manager Portfolio  FMR Co., Inc.  To obtain high total return with reduced risk over the long term by
                                            allocating its assets among stocks,
                                            bonds and short-term instruments.


VIP Equity-Income              FMR Co., Inc.  Reasonable income. The fund will also
Portfolio                                     consider the potential for capital
                                              appreciation. The fund's goal is to
                                              achieve a yield which exceeds the
                                              composite yield of securities
                                              comprising the Standard & Poor's
                                              500(SM) Index (S&P 500(R)).

VIP Growth Portfolio           FMR Co., Inc.  To achieve capital appreciation.

VIP High Income Portfolio      FMR Co., Inc.  A high level of current income while
                                              also considering growth of capital.

VIP Mid Cap Portfolio          FMR Co., Inc.  Long-term growth of capital.

VIP Overseas Portfolio         FMR Co., Inc.  Long-term growth of capital.

 J.P. MORGAN SERIES TRUST II            ADVISER: J.P. MORGAN INVESTMENT
                                        MANAGEMENT, INC.


ELIGIBLE FUND                  SUB-ADVISER          INVESTMENT OBJECTIVE
-------------                  -----------          --------------------
JPMorgan Bond Portfolio        N/A            To provide high total return
                                              consistent with moderate risk of
                                              capital and maintenance of liquidity.

JPMorgan Small Company         N/A            To provide high total return from a
Portfolio                                     portfolio of small company stocks.

 MET INVESTORS SERIES TRUST             ADVISER: MET INVESTORS ADVISORY LLC


ELIGIBLE FUND                             SUB-ADVISER                 INVESTMENT OBJECTIVE
-------------                             -----------                 --------------------        -
Harris Oakmark International       Harris Associates L.P.(1)  Long-term growth of capital.
Portfolio (formerly, State Street
Research Concentrated
International Portfolio)

Janus Aggressive Growth            Janus Capital Management   Long-term growth of capital.
Portfolio                          LLC

Met/AIM Mid Cap Core Equity        AIM Capital Management,    Long-term growth of capital.
Portfolio                          Inc.

Met/AIM Small Cap Growth           AIM Capital Management,    Long-term growth of capital.
Portfolio                          Inc.

PIMCO Innovation Portfolio         PIMCO Equity Advisors      Capital appreciation; no
                                                              consideration is given to income.

PIMCO Total Return Portfolio       Pacific Investment         Maximum total return, consistent with
                                   Management Company LLC     the preservation of capital and
                                                              prudent investment management.
T. Rowe Price Mid-Cap Growth
Portfolio (formerly, MFS Mid       T. Rowe Price Associates,  To provide long-term growth of
Cap Growth Portfolio)              Inc.(2)                    capital.

METROPOLITAN SERIES FUND, INC.         ADVISER: METLIFE ADVISERS, LLC(3)

ELIGIBLE FUND                             SUB-ADVISER                 INVESTMENT OBJECTIVE
-------------                             -----------                 --------------------        -
Alger Equity Growth Portfolio(4)  Fred Alger Management,      Long-term capital appreciation.
                                  Inc.

Davis Venture Value Portfolio(4)  Davis Selected Advisers,    Growth of capital.
                                  L.P.(5)

Harris Oakmark Focused Value      Harris Associates L.P.      Long-term capital appreciation.
Portfolio(4)

Harris Oakmark Large Cap Value    Harris Associates L.P.      Long-term capital appreciation.
Portfolio

Janus Mid Cap Portfolio           Janus Capital Management    Long-term growth of capital.
                                  LLC

Lehman Brothers(R) Aggregate      Metropolitan Life Insurance To equal the performance of the
Bond Index Portfolio              Company                     Lehman Brothers Aggregate Bond Index.


MetLife Mid Cap Stock Index    Metropolitan Life Insurance  To equal the performance of the
Portfolio                      Company                      Standard & Poor's Mid Cap 400
                                                            Composite Stock Price Index ("S&P
                                                            MidCap 400 Index").

MetLife Stock Index Portfolio  Metropolitan Life Insurance  To equal the performance of the
                               Company                      Standard & Poor's 500 Composite Stock
                                                            Price Index ("S&P 500 Index").

Morgan Stanley EAFE(R) Index   Metropolitan Life Insurance  To equal the performance of the MSCI
Portfolio                      Company                      EAFE Index.

ELIGIBLE FUND                              SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                              -----------                  --------------------
Neuberger Berman Partners Mid      Neuberger Berman             Capital growth.
Cap Value Portfolio                Management Inc.

Putnam International Stock         Putnam Investment            Long-term growth of capital.
Portfolio                          Management, LLC

Russell 2000(R) Index Portfolio    Metropolitan Life Insurance  To equal the return of the Russell
                                   Company                      2000 Index.

State Street Research Aggressive   State Street Research &      Maximum capital appreciation.
Growth Portfolio                   Management Company

State Street Research Aurora       State Street Research &      High total return, consisting
Portfolio                          Management Company           principally of capital appreciation.

State Street Research Bond         State Street Research &      A competitive total return primarily
Income Portfolio(4)                Management Company           from investing in fixed-income
                                                                securities.

                                                                High total return while attempting to
State Street Research Diversified  State Street Research &      limit investment risk and preserve
Portfolio                          Management Company           capital.

State Street Research Large Cap    State Street Research &      Long-term growth of capital.
Value Portfolio                    Management Company

State Street Research Money        State Street Research &      A high level of current income
Market Portfolio(4,6)              Management Company           consistent with preservation of
                                                                capital.

T. Rowe Price Large Cap Growth     T. Rowe Price Associates,    Long-term capital growth, and
Portfolio                          Inc.                         secondarily, dividend income.

T. Rowe Price Small Cap Growth     T. Rowe Price Associates,    Long-term capital growth.
Portfolio                          Inc.

RUSSELL INVESTMENT FUNDS                ADVISER: FRANK RUSSELL INVESTMENT
                                        MANAGEMENT COMPANY

ELIGIBLE FUND                 SUB-ADVISER               INVESTMENT OBJECTIVE
-------------                 -----------               --------------------
Aggressive Equity Fund   Multiple sub-advisers  To provide capital appreciation by
                                                assuming a higher level of volatility
                                                than is ordinarily expected from the
                                                Multi-Style Equity Fund by investing
                                                in equity securities.

Core Bond Fund           Multiple sub-advisers  To maximize total return through
                                                capital appreciation and income by
                                                assuming a level of volatility
                                                consistent with the broad
                                                fixed-income market, by investing in
                                                fixed-income securities.

Multi-Style Equity Fund  Multiple sub-advisers  To provide income and capital growth by investing principally in equity
                                                securities.

Non-U.S. Fund            Multiple sub-advisers  To provide favorable total return and additional diversification for US
                                                investors by investing primarily in
                                                equity and fixed-income securities of
                                                non-US companies, and securities
                                                issued by non-US governments.

SEI INSURANCE PRODUCTS TRUST(7)  ADVISER: SEI INVESTMENTS MANAGEMENT CORPORATION

ELIGIBLE FUND                                       SUB-ADVISER                       INVESTMENT OBJECTIVE
-------------                                       -----------                       --------------------

VP Core Fixed Income Fund              Multiple sub-advisers                  To provide current income consistent
                                                                              with the preservation of capital.

VP Emerging Markets Debt Fund          Multiple sub-advisers                  To maximize total return from a
                                                                              portfolio consisting primarily of
                                                                              high yield, below-investment grade
                                                                              fixed income securities from emerging
                                                                              markets of foreign countries.

VP Emerging Markets Equity Fund        Multiple sub-advisers                  To provide long-term capital
                                                                              appreciation by investing primarily in a
                                                                              diversified portfolio of equity securities of
                                                                              emerging market issuers.

VP High Yield Bond Fund                Multiple sub-advisers                  To maximize total return by investing
                                                                              primarily in a diversified portfolio
                                                                              of higher yielding, lower rated fixed
                                                                              income securities.

VP International Equity Fund           Multiple sub-advisers                  To provide long-term capital
                                                                              appreciation by investing primarily
                                                                              in a diversified portfolio of equity
                                                                              securities of foreign issuers.

VP Large Cap Growth Fund               Multiple sub-advisers                  Capital appreciation by investing in
                                                                              the equity securities of large
                                                                              companies.

VP Large Cap Value Fund                Multiple sub-advisers                  To provide long-term growth of
                                                                              capital and income by investing in
                                                                              the equity securities of large
                                                                              companies.

VP Small Cap Growth Fund               Multiple sub-advisers                  To provide long-term capital
                                                                              appreciation by investing in equity
                                                                              securities of smaller companies.

VP Small Cap Value Fund                Multiple sub-advisers                  To provide a broad level of
                                                                              diversification in U.S. small
                                                                              capitalization in a risk-controlled
                                                                              framework, which includes stocks with
                                                                              value characteristics.

VAN ECK WORLDWIDE INSURANCE TRUST        ADVISER: VAN ECK ASSOCIATES
                                         CORPORATION

ELIGIBLE FUND                                       SUB-ADVISER                       INVESTMENT OBJECTIVE
-------------                                       -----------                       --------------------

Worldwide Hard Assets Fund             N/A                                    To seek long-term capital
                                                                              appreciation by investing primarily
                                                                              in "hard asset securities." Hard
                                                                              asset securities are the stocks and
                                                                              bonds and other securities of
                                                                              companies that derive at least 50% of
                                                                              gross revenue or profit from the
                                                                              exploration, development, production
                                                                              or distribution of precious metals,
                                                                              natural resources, real estate and
                                                                              commodities. Income is a secondary
                                                                              consideration.

Worldwide Emerging Markets Fund        N/A                                    To seek long-term capital
                                                                              appreciation by investing in
                                                                              primarily equity securities in
                                                                              emerging markets around the world.

-------------
(1) Prior to January 1, 2003, State Street Research & Management Company was the sub-adviser to this Portfolio.
(2) Prior to January 1, 2003, Massachusetts Financial Services Company was the sub-adviser to this Portfolio.
(3) Prior to May 1, 2001, Metropolitan Life Insurance Company was the adviser to the Metropolitan Series Fund, Inc.
(4) Prior to May 1, 2003, this Portfolio was a Series of the New England Zenith Fund. On that date, all Series of the New England Zenith Fund became newly organized Portfolios of the Metropolitan Series Fund, Inc. The reorganization had no effect on the investment objectives, policies or advisory fees of any Series, nor was there any change in investment adviser or sub-adviser for any Series.
(5) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.
(6) An investment in the State Street Research Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.
(7) The SEI Insurance Products Trust will cease operation and all Funds will close and be liquidated on August 29, 2003.
OTHER FUNDS AND SHARE CLASSES

   The Russell Investment Funds may not be available under your Policy, even though they are described in the attached Fund prospectuses. The Real Estate Securities Fund described in the Russell Investment Funds prospectus is not available under any Policy.

    Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the American Century Variable Portfolios, we offer Class I shares; for Fidelity Variable Insurance Products, we offer Initial Class shares; for the SEI Insurance Products Trust, we offer Class A shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS.

   The following chart shows the operating expenses of the Funds for the year ended December 31, 2002, before and after any applicable fee waivers and expense reimbursements.

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                        GROSS      FEE WAIVERS   NET TOTAL
                           MANAGEMENT  OTHER   12B-1 TOTAL ANNUAL  AND EXPENSE    ANNUAL
                              FEES    EXPENSES FEES    EXPENSES   REIMBURSEMENTS EXPENSES
                           ---------- -------- ----- ------------ -------------- ---------
AMERICAN CENTURY
  VARIABLE
  PORTFOLIOS (CLASS
  I SHARES)(1)
Income & Growth Fund....       .70%      .00%   .00%      .70%          .00%        .70%
International Fund......      1.30%      .01%   .00%     1.31%          .00%       1.31%
Value Fund..............       .95%      .00%   .00%      .95%          .00%        .95%
AMERICAN FUNDS
  INSURANCE SERIES
  (CLASS 2 SHARES)
American Funds Global
  Small Capitalization
  Fund..................       .80%      .04%   .25%     1.09%          .00%       1.09%
American Funds Growth
  Fund..................       .38%      .02%   .25%      .65%          .00%        .65%
American Funds Growth-
  Income Fund...........       .34%      .01%   .25%      .60%          .00%        .60%
FIDELITY VARIABLE
  INSURANCE PRODUCTS
  (INITIAL CLASS SHARES)
VIP Asset Manager
  Portfolio.............       .53%      .10%   .00%      .63%          .00%        .63%
VIP Equity-Income
  Portfolio..............      .48%      .09%   .00%      .57%          .00%        .57%
VIP Growth Portfolio.....      .58%      .09%   .00%      .67%          .00%        .67%
VIP High Income
  Portfolio..............      .58%      .12%   .00%      .70%          .00%        .70%
VIP Mid Cap Portfolio....      .58%      .12%   .00%      .70%          .00%        .70%
VIP Overseas Portfolio...      .73%      .17%   .00%      .90%          .00%        .90%
J.P. MORGAN SERIES
  TRUST II(2)
Bond Portfolio...........      .30%      .45%   .00%      .75%          .00%        .75%
Small Company Portfolio..      .60%      .56%   .00%     1.16%          .01%       1.15%

                                                        GROSS      FEE WAIVERS   NET TOTAL
                           MANAGEMENT  OTHER   12B-1 TOTAL ANNUAL  AND EXPENSE    ANNUAL
                              FEES    EXPENSES FEES    EXPENSES   REIMBURSEMENTS EXPENSES
                           ---------- -------- ----- ------------ -------------- ---------
MET INVESTORS
  SERIES TRUST
  (CLASS A SHARES)
Harris Oakmark
  International Portfolio..    .85%     1.64%   .00%     2.49%         1.29%       1.20%(3,4)
Janus Aggressive Growth
  Portfolio................    .80%      .62%   .00%     1.42%          .52%        .90%(3,4)
Met/AIM Mid Cap Core
  Equity Portfolio.........    .75%      .89%   .00%     1.64%          .69%        .95%(3,4)
Met/AIM Small Cap
  Growth Portfolio.........    .90%     1.20%   .00%     2.10%         1.05%       1.05%(3,4)
PIMCO Innovation
  Portfolio................    .95%      .78%   .00%     1.73%          .63%       1.10%(3,4)
PIMCO Total Return
  Portfolio................    .50%      .15%   .00%      .65%          .00%        .65%
T. Rowe Price Mid-Cap
  Growth Portfolio.........    .75%      .45%   .00%     1.20%          .25%        .95%(3,4)
METROPOLITAN
  SERIES FUND, INC.
  (CLASS A SHARES)
Alger Equity Growth
  Portfolio................    .75%      .04%   .00%      .79%          .00%        .79%
Davis Venture Value
  Portfolio................    .75%      .05%   .00%      .80%          .00%        .80%(5)
Harris Oakmark Focused
  Value Portfolio..........    .75%      .07%   .00%      .82%          .00%        .82%
Harris Oakmark Large Cap
  Value Portfolio..........    .75%      .08%   .00%      .83%          .00%        .83%(5)
Janus Mid Cap
  Portfolio................    .69%      .06%   .00%      .75%          .00%        .75%
Lehman Brothers
  Aggregate Bond Index
  Portfolio................    .25%      .09%   .00%      .34%          .00%        .34%
MetLife Mid Cap Stock
  Index

  Portfolio                     .25%      .18%   .00%      .43%          .00%        .43%
MetLife Stock Index
  Portfolio                     .25%      .06%   .00%      .31%          .00%        .31%
Morgan Stanley EAFE
  Index Portfolio               .30%      .49%   .00%      .79%          .04%        .75%(6)
Neuberger Berman
  Partners Mid Cap Value
  Portfolio                     .69%      .11%   .00%      .80%          .00%        .80%(5)
Putnam International Stock
  Portfolio                     .90%      .22%   .00%     1.12%          .00%       1.12%
Russell 2000 Index
  Portfolio                     .25%      .24%   .00%      .49%          .00%        .49%
State Street Research
  Aggressive Growth
  Portfolio                     .73%      .06%   .00%      .79%          .00%        .79%(5)
State Street Research
  Aurora Portfolio              .85%      .10%   .00%      .95%          .00%        .95%
State Street Research Bond
  Income Portfolio              .40%      .11%   .00%      .51%          .00%        .51%
State Street Research
  Diversified Portfolio         .44%      .05%   .00%      .49%          .00%        .49%(5)
State Street Research
  Large Cap Value
  Portfolio                     .70%     1.63%   .00%     2.33%         1.38%        .95%(6)
State Street Research
  Money Market Portfolio        .35%      .08%   .00%      .43%          .00%        .43%
T. Rowe Price Large Cap
  Growth Portfolio              .63%      .14%   .00%      .77%          .00%        .77%(5)
T. Rowe Price Small Cap
  Growth Portfolio              .52%      .09%   .00%      .61%          .00%        .61%
RUSSELL INVESTMENT FUNDS(7)
Aggressive Equity Fund          .95%      .41%   .00%     1.36%          .31%       1.05%
Core Bond Fund                  .60%      .20%   .00%      .80%          .10%        .70%
Multi-Style Equity Fund         .78%      .21%   .00%      .99%          .12%        .87%
Non-U.S. Fund                   .95%      .53%   .00%     1.48%          .33%       1.15%

                                                         GROSS      FEE WAIVERS   NET TOTAL
                            MANAGEMENT  OTHER   12B-1 TOTAL ANNUAL  AND EXPENSE    ANNUAL
                               FEES    EXPENSES FEES    EXPENSES   REIMBURSEMENTS EXPENSES
                            ---------- -------- ----- ------------ -------------- ---------
SEI INSURANCE
  PRODUCTS TRUST
  (CLASS A SHARES)(8)
VP Core Fixed Income
  Fund                          .28%      .55%   .00%      .83%          .23%        .60%
VP Emerging Markets
  Debt Fund                     .84%     1.08%   .00%     1.92%          .57%       1.35%
VP Emerging Markets
  Equity Fund                   .65%     2.84%   .00%     3.49%         1.54%       1.95%
VP High Yield Bond
  Fund                          .35%      .87%   .00%     1.22%          .37%        .85%
VP International Equity
  Fund                          .45%     1.63%   .00%     2.08%          .80%       1.28%
VP Large Cap Growth
  Fund                          .35%      .68%   .00%     1.03%          .18%        .85%
VP Large Cap Value
  Fund                          .35%      .66%   .00%     1.01%          .16%        .85%
VP Small Cap Growth
  Fund                          .34%      .99%   .00%     1.33%          .23%       1.10%
VP Small Cap Value
  Fund                          .35%      .95%   .00%     1.30%          .20%       1.10%
VAN ECK WORLDWIDE
  INSURANCE TRUST
Worldwide Emerging
  Markets Fund                 1.00%      .36%   .00%     1.36%          .03%       1.33%(9)
Worldwide Hard Assets
  Fund                         1.00%      .23%   .00%     1.23%          .00%       1.23%

--------

(1) American Century Variable Portfolios, Inc. has entered into a Management Agreement with American Century Investment Management, Inc. (ACIM) under which ACIM provides investment advisory and management services in exchange for a single, unified management fee per class. The Agreement provides that ACIM will pay all expenses of the Funds other than brokerage commissions, taxes, interest, fees and expenses of those directors who are not considered "interested persons" and extraordinary expenses. For the Income & Growth Fund the fee is .70% of average net assets. For the International Fund, the fee is equal to the following percentages of average net assets: 1.50% of the first $250 million, 1.20% of the next $250 million and 1.10% on balances above $500 million. For the Value Fund the fee is equal to the following percentages of average net assets: 1.00% of the first $500 million, .95% of the next $500 million and .90% on balances over $1 billion.

(2) Pursuant to an Administration Agreement between JP Morgan Chase Bank (the "Administrator") and the Portfolios, the Administrator will reimburse the Portfolios if Other Expenses exceed .45% of the average daily net assets of the Bond Portfolio and .55% of the average daily net assets of the Small Company Portfolio.

(3) Net Total Annual Expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, Net Total Annual Expenses would have been: 1.18% for the Harris Oakmark International Portfolio; .82% for the Janus Aggressive Growth Portfolio; .91% for the Met/AIM Mid Cap Core Equity Portfolio; 1.03% for the Met/AIM Small Cap Growth Portfolio; 1.04% for the PIMCO Innovation Portfolio; and .88% for the
    T. Rowe Price Mid-Cap Growth Portfolio.

(4) Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory"), and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that Net Total Annual Expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) will not exceed, at any time prior to April 30, 2004, the percentages shown in the table. Under certain circumstances, any fees waived or expenses reimbursed by Met Investors Advisory may, with the approval of the Trust's Board of Trustees, be repaid to Met Investors Advisory. Net Total Annual Expenses for the Harris Oakmark International Portfolio, the Janus Aggressive Growth Portfolio, the Met/AIM Mid Cap Core Equity Portfolio and the T. Rowe Price Mid-Cap Growth Portfolio have been restated to reflect the terms of the Expense Limitation Agreement.

(5) Net Total Annual Expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, Net Total Annual Expenses would have been: .78% for the Davis Venture Value Portfolio; .82% for the Harris Oakmark Large Cap Value Portfolio; .77% for the Neuberger Berman Partners Mid Cap Value Portfolio; .78% for the State Street Research Aggressive Growth Portfolio; .76% for the T. Rowe Price Large Cap Growth Portfolio; and .48% for the State Street Research Diversified Portfolio.

(6) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), and the Metropolitan Series Fund, Inc. (the "Met Series Fund") have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) ("Expenses") attributable to the Class A shares of certain Portfolios of the Met Series Fund, so that Net Total Annual Expenses of these Portfolios will not exceed, at any time prior to April 30, 2004, the percentages shown in the table. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and Expenses paid with respect to the State Street Large Cap Value Portfolio if, in the future, actual Expenses of this Portfolio are less than the expense limit. Net Total Annual Expenses for the State Street Research Large Cap Value Portfolio have been restated to reflect the terms of the Expense Agreement.

(7) The Manager of the Russell Investment Funds has contractually agreed to waive, at least until April 30, 2004, a portion of its management fee for each of the Funds, up to the full amount of those fees, and to reimburse each of the Funds for all remaining expenses after fee waivers, so that Net Total Annual Expenses for each of the Funds will not exceed the percentages shown in the table. Net Total Annual Expenses for each of the Funds have been restated to reflect the terms of this agreement.

(8) Pursuant to a management agreement between the SEI Insurance Products Trust and SEI Investments Fund Management (the "Manager"), the Manager will provide overall administrative and accounting services and act as transfer agent and dividend disbursing agent for an annual fee, all or a portion of which it has agreed to waive in order to limit Net Total Annual Expenses of the Funds to the percentages shown in the table. Any such waiver is voluntary and may be terminated at any time.

(9) Van Eck Associates Corporation has agreed to assume expenses exceeding 1.30% of the average daily net assets of the Worldwide Emerging Markets Fund, other than interest, taxes, brokerage commissions and extraordinary expenses.

   An investment adviser or affiliates thereof may compensate General American and/or certain affiliates for administrative, distribution, or other services relating to the Funds. We (or our affiliates) may also be compensated with 12b-1 fees from the Funds. This compensation is based on assets of the Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. Some Funds or their advisers (or other affiliates) may pay us more than others, and the amounts paid may be significant. An affiliate of General American may also receive brokerage commissions on securities transactions initiated by an investment adviser.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard or guaranteed issue basis and Policies with term riders added, and it is not clear whether such policies will in all cases satisfy the applicable requirements, particularly if the owner pay the full amount of premiums under the Policy. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so.

   In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts, due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the Policies, such as the number of available Investment Funds and the flexibility of a Policy Owner to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the Policies do not give Policy Owners investment control over Separate Account assets, we reserve the right to modify the Policies as necessary to prevent a Policy Owner from being treated as the owner of the Separate Account assets supporting the Policy.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code, unless a transfer for value (generally a sale of the policy) has occurred. Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

   4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

   7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   9. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   10. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   11. NEW GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has recently issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this new guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Although the prohibition on loans generally took effect as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   12. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   13. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   14. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   15. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   16. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience during the past five years are:

DIRECTORS OF GENERAL AMERICAN

                                       PRINCIPAL BUSINESS EXPERIENCE DURING
  NAME AND PRINCIPAL BUSINESS ADDRESS           THE PAST FIVE YEARS
  -----------------------------------  -------------------------------------

       C. Robert Henrikson****         Chairman, President and Chief
                                       Executive Officer of General American
                                       since 2002 and President, U.S.
                                       Insurance and Financial Services
                                       Division of Metropolitan Life
                                       Insurance Company since 2002.
                                       Formerly, President, Institutional
                                       Business 1999-2002 and Senior
                                       Executive Vice President 1997-1999 of
                                       Metropolitan Life.
       Nicholas D. Latrenta****        Director of General American since
                                       2002 and Senior Vice President of
                                       Metropolitan Life Insurance Company
                                       since 1997.
       James L. Lipscomb****           Director of General American since
                                       2002 and Senior Vice-President and
                                       Deputy General Counsel of
                                       Metropolitan Life Insurance Company
                                       since 2001. Formerly, President and
                                       Chief Executive Officer 2000-2001 of
                                       Conning Corporation and Head of
                                       Corporate Planning and Strategy
                                       Department 1998-2000 of Metropolitan
                                       Life Insurance Company.
       Stewart G. Nagler****           Director of General American since
                                       2000 and Vice Chairman and Chief
                                       Financial Officer of Metropolitan
                                       Life Insurance Company since 1998.

      Stanley J. Talbi****         Director of General American since
                                   2002 and Senior Vice President of
                                   Metropolitan Life Insurance Company
                                   since 1974.
      Lisa M. Weber****            Director of General American since
                                   2000 and Senior Executive Vice
                                   President and Chief Administrative
                                   Officer of Metropolitan Life
                                   Insurance Company since 2001.
                                   Formerly, Executive Vice President
                                   1998-2001 of Metropolitan Life.
      William J. Wheeler****       Director of General American since
                                   2002 and Senior Vice President of
                                   Metropolitan Life Insurance Company
                                   since 1997.
      Anthony J. Williamson******  Director, Vice President and
                                   Treasurer (Principal Financial
                                   Officer) of General American since
                                   2002 and Senior Vice President and
                                   Treasurer of Metropolitan Life
                                   Insurance Company since 2001.
                                   Formerly, Senior Vice President
                                   1998-2001 of Metropolitan Life.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

                                       PRINCIPAL BUSINESS EXPERIENCE DURING
  NAME AND PRINCIPAL BUSINESS ADDRESS           THE PAST FIVE YEARS
  -----------------------------------  -------------------------------------

         Richard D. Evans*             Senior Vice President of General
                                       American since 1999. Formerly,
                                       Regional Vice President 1995-1999 of
                                       General American.
         James D. Gaughan****          Secretary and Clerk of General
                                       American since 2002 and Assistant
                                       Vice President and Assistant
                                       Secretary of Metropolitan Life
                                       Insurance Company since 2001.
                                       Formerly, Corporate Counsel 1999-2001
                                       in private practice and Senior
                                       Corporate Counsel and Assistant
                                       Secretary 1993-1999 of Tenneco Inc.
         Jerome M. Mueller*            Senior Vice President of General
                                       American since 1998.
         John E. Petersen*             Senior Vice President of General
                                       American since 2000. Formerly, Vice
                                       President 1999-2000 and Regional Vice
                                       President 1992-1999 of General
                                       American.

                                       PRINCIPAL BUSINESS EXPERIENCE DURING
  NAME AND PRINCIPAL BUSINESS ADDRESS           THE PAST FIVE YEARS
  -----------------------------------  -------------------------------------

       Virginia M. Wilson******        Vice President and Controller
                                       (Principal Accounting Officer) of
                                       General American since 2002 and
                                       Senior Vice President and Controller
                                       of Metropolitan Life Insurance
                                       Company since 1999.
       Bernard H. Wolzenski*           Executive Vice President, Individual
                                       Insurance of General American since
                                       1991.
       A. Greig Woodring***            Executive Vice President, Reinsurance
                                       and President and Chief Executive
                                       Officer of Reinsurance Group of
                                       America since 1992.

--------
The principal business address:
* General American Life Insurance Company, 700 Market Street, St. Louis, Missouri 63101.
**     General American, 13045 Tesson Ferry Road, St. Louis, Missouri 63128
*** Reinsurance Group of America, 1370 Timberlake Manor Parkway, Chesterfield, Missouri 63017
****   Metropolitan Life Insurance Company, One Madison Avenue,
       New York NY 10010
*****  Metropolitan Life, One Gateway Center, 6th Floor North, Pittsburgh,
       PA 15222
****** Metropolitan Life, One MetLife Plaza, 27-01 Queens Plaza, North, Long
       Island City, NY 11101

                                 VOTING RIGHTS

   Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

   The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible.

Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

   The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion.

   Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

   DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about your account to government regulators.

                                 LEGAL MATTERS

   Legal matters in connection with the Policies have been passed upon by Anne
M. Goggin, Chief Counsel--Individual Business of Metropolitan Life Insurance Company. Sutherland Asbill & Brennan LLP, of Washington, D.C., has provided advice on certain matters relating to Federal securities laws.

                               LEGAL PROCEEDINGS

   General American, like other insurance companies, is involved in lawsuits, including class action lawsuits. In some class action lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, General American believes that, as of the date of this prospectus supplement, there are no pending or threatened lawsuits that will have a materially adverse impact on it, the Separate Account or General American Distributors, Inc.

                                    EXPERTS

   The consolidated financial statements of General American and Subsidiaries included in this prospectus supplement and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards
No. 142), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The financial statements of the Separate Account included in this prospectus supplement and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP, 201 E. Kennedy Boulevard, Tampa, Florida, 33602, serves as independent public accountants for the Separate Account and General American.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                             PROSPECTUS SUPPLEMENT
                           DATED SEPTEMBER 20, 2000

These pages supplement General American Life Insurance Company's prospectus, dated May 1, 2000, for the Flexible Premium Life Insurance Policy. This supplement reflects changes to four of the underlying funds to which you are able to allocate premiums. For additional information regarding these funds, please refer to the underlying funds' prospectus. Unless otherwise stated, all changes are effective as of the date of this supplement. You should review this supplement and keep it with your prospectus and other important papers related to your policy. Capitalized terms in this supplement have the same meaning as set forth in the prospectus unless otherwise defined herein. Please contact your Agent / Registered Representative if you have any questions regarding this information.

CHANGES TO GENERAL AMERICAN CAPITAL COMPANY FUNDS

Subadvisory Services. General American Capital Company's Asset
--------------------
Allocation Fund, Managed Equity Fund, Mid-Cap Equity Fund, and Small-Cap Equity Fund are subadvised by State Street Research & Management. State Street is responsible for day-to-day portfolio management for these funds.

Investment Objective. The Capital Company's Small-Cap Equity Fund has
--------------------
changed from a passively managed to an actively managed fund. The fund's investment objective is to provide investors long-term growth of capital. The fund will invest primarily in small company value stocks.

OPERATING EXPENSES. The Capital Company has lowered the investment
------------------
advisory fee for the S&P 500 Index Fund from an annual rate of 0.25% of assets to a graduated fee structure that, based on the fund's asset levels at the end of last year, is 0.0825%. In connection with its change from a passively managed fund to an actively managed fund, the Small-Cap Equity Fund's investment advisory fee has increased from an annual rate of 0.25% of assets to a graduated fee structure that, based on the fund's asset levels at the end of last year, is 0.75% of assets.

The following chart shows the operating expenses of the funds as reported for the fiscal year ending December 31, 1999. For the Capital Company's S&P 500 Index Fund and Small-Cap Equity Fund, the chart shows first what the fees would have been had the current fee structure been in place for 1999, and then shows the actual fees incurred under the fee structure that was then in effect. The investment advisory fees for the Capital Company's Managed Equity Fund, Asset Allocation Fund, and Mid- Cap Equity Fund will change effective January 6, 2002. These scheduled changes are described in the footnotes following the chart.

--------------------------------------------------------------------------------

              ANNUAL FUND OPERATING EXPENSES As a Percentage of Average Net
Assets

--------------------------------------------------------------------------------

       ------------------------------------------------------------------
                                   INVESTMENT
                                   ADVISORY /
                                   MANAGEMENT     OTHER
                 FUND                 FEE        EXPENSES      TOTAL
       ------------------------------------------------------------------
       ------------------------------------------------------------------
                       GENERAL AMERICAN CAPITAL COMPANY
       ------------------------------------------------------------------

       S&P 500 Index Fund            .0825%        .05%       .1325%
                                 (.25% for 1999)          (.30% for 1999)
       ------------------------------------------------------------------
       Money Market Fund              .125%        .08%        .205%
       ------------------------------------------------------------------
       Bond Index Fund                .25%         .05%        .30%
       ------------------------------------------------------------------
       Managed Equity Fund            .29%         .10%        .39%
       ------------------------------------------------------------------
       Asset Allocation Fund          .50%         .10%        .60%
       ------------------------------------------------------------------
       International Index Fund       .49%         .30%        .79%
       ------------------------------------------------------------------
       Mid-Cap Equity Fund            .54%         .10%        .64%
       ------------------------------------------------------------------
       Small-Cap Equity Fund          .75%         .05%        .80%
                                 (.25% for 1999)          (.30% for 1999)






       ------------------------------------------------------------------
                            RUSSELL INSURANCE FUNDS
       ------------------------------------------------------------------

       Multi-Style Equity Fund        .74%         .18%         .92%
       Aggressive Equity Fund         .86%         .39%        1.25%
       Non-U.S. Fund                  .75%         .55%        1.30%
       Core Bond Fund                 .54%         .26%         .80%

       ------------------------------------------------------------------
                     AMERICAN CENTURY VARIABLE PORTFOLIOS
       ------------------------------------------------------------------

       Income & Growth Fund            .70%        .00%         .70%
       International Fund             1.37%        .00%        1.37%
       Value Fund                     1.00%        .00%        1.00%
       ------------------------------------------------------------------
                          J.P. MORGAN SERIES TRUST II
       ------------------------------------------------------------------

           Bond Portfolio                             .30% .45% .75%
           Small Company Portfolio                    .60% .55% 1.15%
           ----------------------------------------------------------
                   FIDELITY VARIABLE INSURANCE PRODUCTS FUND
           ----------------------------------------------------------
           Equity-Income Portfolio                    .48% .08%  .56%
           Growth Portfolio                           .58% .07%  .65%
           Overseas Portfolio                         .73% .14%  .87%
           High Income Portfolio                      .58% .11%  .69%
           ----------------------------------------------------------
                 FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
           ----------------------------------------------------------
           Asset Manager                              .53% .09%  .62%
           ----------------------------------------------------------
                 FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
           ----------------------------------------------------------
           Mid Cap Portfolio                          .97% .00%  .97%
           ----------------------------------------------------------
                       VAN ECK WORLDWIDE INSURANCE TRUST
           ----------------------------------------------------------
           Worldwide Hard Assets Fund                1.00% .34% 1.34%
           Worldwide Emerging Markets Fund           1.00% .26% 1.26%
           ----------------------------------------------------------
                         SEI INSURANCE PRODUCTS TRUST
           ----------------------------------------------------------
           Large Cap Value Fund                       .35% .50%  .85%
           Large Cap Growth Fund                      .40% .45%  .85%
           Small Cap Value Fund                       .65% .45% 1.10%
           Small Cap Growth Fund                      .65% .45% 1.10%
           International Equity Fund                  .51% .77% 1.28%
           Emerging Markets Equity Fund              1.05% .90% 1.95%
           Core Fixed Income Fund                     .28% .32%  .60%
           High Yield Bond Fund                       .49% .36%  .85%
           International Fixed Income Fund            .40% .60% 1.00%
           Emerging Markets Debt Fund                 .85% .50% 1.35%
           ----------------------------------------------------------
                        METROPOLITAN SERIES FUND, INC.
           ----------------------------------------------------------
           Janus Mid-Cap Portfolio                    .67% .04%  .71%
           T. Rowe Price Large Cap Growth Portfolio   .69% .24%  .93%
           T. Rowe Price Small Cap Growth Portfolio   .52% .09%  .61%
           ----------------------------------------------------------
                            NEW ENGLAND ZENITH FUND
           ----------------------------------------------------------
           Alger Equity Growth Series                 .80% .00%  .80%
           ----------------------------------------------------------

   The Fund expenses shown above are collected from the underlying Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Cash Value. These underlying Fund Expenses are taken into consideration in computing each Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Fund. The information relating to the Fund expenses was provided by the Fund and was not independently verified by General American. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

   The investment management / advisory fees charged by the S&P 500 Index Fund are stated as a series of annual percentages of the average daily value of the net assets of the Funds. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: first $500 million, 0.10%; next
$250 million, 0.08%; balance over $750 million, 0.05%.

   The investment management / advisory fees charged by the Managed Equity Fund are stated as a series of annual percentages of the average daily value of the net assets of the Fund. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: first $10 million, 0.40%; next
$20 million, 0.30%; balance over $30 million, 0.25%. Effective January 6, 2002, the investment management / advisory fees will be: first $250 million, 0.50%; next $500 million, 0.45%; balance over $750 million, 0.35%.

   The investment management / advisory fees charged by the Asset Allocation Fund 0.50%. Effective January 6, 2002 the fee will be stated as a series of annual percentages of the average daily value of the net assets of the Fund. The percentages will decrease with respect to assets of the Fund above certain amounts, as follows: first $500 million, 0.55%; next $500 million, 0.45%; balance over $1 billion, 0.40%.

   The investment management / advisory fees charged by the International Index Fund are stated as a series of annual percentages of the average daily value of the net assets of the Funds. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: First $10 million, 0.50%; Next $20 million, 0.40%; Balance over $20 million, 0.30%.

   The investment management / advisory fees charged by the Mid-Cap Equity Fund are stated as a series of annual percentages of the average daily value of the net assets of the Fund. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: first $10 million, 0.55%; next
$10 million, 0.45%; balance over $20 million, 0.40%. Effective January 6, 2002, the investment management / advisory fees will be: first $250 million, 0.55%; next $500 million, 0.50%; balance over $750 million, 0.45%.

   The investment management / advisory fees charged by the Small-Cap Equity Fund are stated as a series of annual percentages of the average daily value of the net assets of the Funds. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: first $250 million, 0.75%; next $500 million, 0.65%; balance over $750 million, 0.60%.

   The Manager has voluntarily agreed to waive a portion of its 0.78% management fee, up to the full amount of that fee, equal to the amount by which the Fund's total operating expenses exceed 0.92% of the Fund's average daily net assets on an annual basis, and to reimburse the Fund for all remaining expenses after fee waivers which exceed 0.92% of average daily net assets on an annual basis. The management fee waivers and reimbursements are intended to be in effect for 2000, but may be revised or eliminated at any time thereafter without notice to shareholders. Absent the waiver, the management fee would have been 0.78%, and total Fund expenses would have been 0.96% of average daily net assets.

   The Manager has voluntarily agreed to waive a portion of its 0.95% management fee, up to the full amount of that fee, equal to the amount by which the Fund's total operating expenses exceed 1.25% of the Fund's average daily net assets on an annual basis, and to reimburse the Fund for all remaining expenses after fee waivers which exceed 1.25% of average daily net assets on an annual basis. The management fee waivers and reimbursements are intended to be in effect for 2000, but may be revised or eliminated at any time thereafter without notice to shareholders. Absent the waiver, the management fee would have been 0.95%, and total Fund expenses would have been 1.34% of average daily net assets.

   The Manager has voluntarily agreed to waive a portion of its 0.95% management fee, up to the full amount of that fee, equal to the amount by which the Fund's total operating expenses exceed 1.30% of the Fund's average daily net assets on an annual basis, and to reimburse the Fund for all remaining expenses after fee waivers which exceed 1.30% of average daily net assets on an annual basis. The management fee waivers and reimbursements are intended to be in effect for 2000, but may be revised or eliminated at any time thereafter without notice to shareholders. Absent the waiver, the management fee would have been 0.95%, and total Fund expenses would have been 1.50% of average daily net assets.

   The Manager has voluntarily agreed to waive a portion of its 0.60% management fee, up to the full amount of that fee, equal to the amount by which the Fund's total operating expenses exceed 0.80% of the Fund's average daily net assets on an annual basis, and to reimburse the Fund for all remaining expenses after fee waivers which exceed 0.80% of average daily net assets on an annual basis. The management fee waivers and reimbursements are intended to be in effect for 2000, but may be revised or eliminated at any time thereafter without notice to shareholders. Absent the waiver, the management fee would have been 0.60%, and total Fund expenses would have been 0.86% of average daily net assets.

   The SEI VP Funds' total actual annual fund operating expenses for the current fiscal year are expected to be less than the maximum amount allowed because the Adviser will voluntarily waive a portion of its fee in order to keep total operating expenses at a specified level. The Adviser may discontinue all or part of its waiver at any time. With this fee waiver, the Funds' actual total operating expenses are expected to be the amounts shown in the table above. Absent the fee waiver, the Funds' total operating expenses would be:
Large Cap Value Fund, 0.95%; Large Cap Growth Fund, 1.00%; Small Cap Value Fund, 1.20%; Small Cap

Growth Fund, 1.20%; International Equity Fund, 1.41%; Emerging Markets Equity Fund, 2.34%; Core Fixed Income Fund, 0.70%; High Yield Bond Fund, 0.99%; International Fixed Income Fund, 1.31%; Emerging Markets Debt Fund, 1.95%.

                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                      REGISTRATION STATEMENT ON FORM S-6

                             CROSS-REFERENCE SHEET

   FORM N-8B-2
    ITEM NO.                                       CAPTION IN PROSPECTUS
-----------       ----------------------------------------------------------------------------------------
  1               Cover Page
  2               Cover Page
  3               Inapplicable
  4               Distribution of the Policies
  5               The Company
  6               The Separate Account
  9               Inapplicable
  10(a)           Policy Rights
  10(b)           Policy Benefits; Payment and Allocation of Premiums
  10(c), (d), (e) Death Benefit; Cash Value; Conversion Privilege; Surrender, Partial Withdrawals and Pro
                  Rata Surrender; Right to Examine Policy; Loans; Transfers; Payment and Allocation
                  Premiums
  10(f), (g), (h) Voting Rights; Conformity with Statutes
  10(i)           Incontestability; Suicide; Misstatement of Age or Sex and Corrections; Postponement of
                  Payments from the Separate Account; Allocation of Net Premiums and Cash Value
  11              The Separate Account
  12              Summary--The Separate Account; Distribution of the Policies
  13              Charges and Deductions; Distribution of the Policies; Separate Account Charges;
                  Appendix A
  14              Premiums; Distribution of the Policies
  15              Premiums
  16              Summary-The Separate Account
  17              Captions referenced under Items 10(c), (d), (e) and (i) above
  18              The Separate Account
  19              Records and Reports; Distribution of the Policies
  20              Captions referenced under Items 6 and 10(g) above
  21              Loans
  22              Inapplicable
  23              Distribution of the Policies
  24              Incontestability; Suicide; Misstatement of Age or Sex and Corrections
  25              The Company
  26              Distribution of the Policies
  27              The Company
  28              Management
  29              The Company
  30              Inapplicable
  31              Inapplicable
  32              Inapplicable
  33              Inapplicable
  34              Distribution of the Policies
  35              The Company
  36              Inapplicable
  37              Inapplicable
  38              Distribution of the Policies
  39              Distribution of the Policies
  40              Distribution of the Policies

FORM N-8B-2
 ITEM NO.                                   CAPTION IN PROSPECTUS
----------- ---------------------------------------------------------------------------------------
  41(a)     Distribution of the Policies
  42        Inapplicable
  43        Inapplicable
  44(a)     Summary-The Separate Account; Premiums; Premium Expense Charges; Premiums
  44(b)     Charges and Deductions
  44(c)     Premiums; Premium Expense Charges
  45        Inapplicable
  46        Summary-The Separate Account; Captions referenced under Items 10(c), (d) and (e) above
  47        Inapplicable
  48        Inapplicable
  49        Inapplicable
  50        Inapplicable
  51        Cover Page; Death Benefit; Policy Lapse and Reinstatement; Charges and Deductions;
            Additional Insurance Benefits; Conversion Privilege; Control of Policy; Beneficiary;
            Premiums; Distribution of the Policies
  52        Conformity with Statutes
  53        Federal Tax Matters
  54        Inapplicable
  55        Inapplicable
  59        Financial Statements

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                   Issued by

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                               700 Market Street
                           St. Louis, Missouri 63101
                                (314) 231-1700

     This Prospectus describes an individual flexible premium variable life insurance Policy ("the Policy") offered by General American Life Insurance Company ("General American" or "the Company"). The Policy is designed to provide lifetime insurance protection and to provide maximum flexibility to vary premium payments and change the level of death benefits payable under the Policy. This flexibility allows you to provide for changing insurance needs under a single insurance policy. You also have the opportunity to allocate Net Premiums among several investment portfolios with different investment objectives.

     The Policy provides:

          (1) a Cash Surrender Value that can be obtained by surrendering the Policy;

          (2)    Policy Loans; and

          (3)    a death benefit payable at the Insured's death.

     As long as a Policy remains in force before the Insured's Attained Age 100, the death benefit will be at least the current Face Amount of the Policy. A Policy will remain in force as long as its Cash Surrender Value is sufficient to pay the monthly charges.

     After the end of the "Right to Examine Policy" period, you may allocate the Net Premiums to one or more of the Divisions of General American Separate Account Eleven ("the Separate Account") or, in some contracts, to General American's General Account.

     You will find a list of the Funds in the Separate Account, the fund managers, and the investment objectives in the Summary on page 2. Note that investment results in the Separate Account are not guaranteed--you may either make money or lose money. Depending on investment results, the policy could lapse or the death benefit could change. The Prospectus of each Fund contains a full description of the Fund, including the investment policies, restrictions, risks, and charges. You should receive a Prospectus for each Fund along with this Prospectus for the Policy.

     In most policies you may also invest all or part of your cash value in the General Account, which guarantees at least 4% interest.

     It may not be advantageous to purchase a Policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if the purchaser already owns another flexible premium variable life insurance policy.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Please read this prospectus carefully and keep it for future reference. The date of this prospectus is May 1, 2000. The Policy is not available in all states.

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Summary...............................................................   1
Definitions...........................................................  15
The Company and the Separate Account..................................  22
Addition, Deletion, or Substitution of Investments....................  30
Policy Benefits.......................................................  31
Policy Rights.........................................................  37
Payment and Allocation of Premiums....................................  44
Charges and Deductions................................................  47
Dividends.............................................................  55
The General Account...................................................  56
General Matters.......................................................  58
Distribution of The Policies..........................................  62
Federal Tax Matters...................................................  63
Unisex Requirements Under Montana Law.................................  67
Safekeeping of the Separate Account's Assets..........................  67
Voting Rights.........................................................  67
State Regulation of the Company.......................................  68
Management of the Company.............................................  68
Legal Matters.........................................................  70
Legal Proceedings.....................................................  70
Experts...............................................................  70
Additional Information................................................  70
Financial Statements..................................................  71
Appendix B............................................................  85

                                    SUMMARY

     THROUGHOUT THIS SUMMARY, THE TERMS "YOU" AND "YOUR" REFER TO THE OWNER OF THE POLICY. THE OWNER MAY OR MAY NOT BE THE PERSON INSURED UNDER THE POLICY. THE TERMS "WE," "US," AND "OUR" REFER TO GENERAL AMERICAN LIFE INSURANCE COMPANY.

     THE INFORMATION IN THIS SECTION IS JUST A SUMMARY, WRITTEN IN "LAYMEN'S TERMS" TO HELP YOU UNDERSTAND THE POLICY. HOWEVER, BOTH YOUR POLICY AND THIS PROSPECTUS ARE LEGAL DOCUMENTS. IF YOU HAVE QUESTIONS ABOUT THEM, YOU SHOULD CONTACT YOUR AGENT OR OTHER COMPETENT PROFESSIONAL ADVISERS.

     IN PREPARING THIS SUMMARY, WE ASSUME THAT THE POLICY IS IN FORCE, AND THAT YOU HAVE NOT BORROWED ANY OF THE CASH VALUE.

     The Policy. You are purchasing a life insurance policy. Like many life insurance policies, it has both a death benefit and a cash value. The death benefit is the amount of money that we will pay to the beneficiary if the person insured under the policy dies while the policy is in force. The cash value is the amount of money accumulated in your policy as an investment at any time. The cash value consists of the premiums you have paid, reduced by the expenses deducted for operation of the policy, and either increased or decreased by investment results.

     You have certain rights, including the right to borrow or withdraw money from the policy's cash value and the right to select the funds in which you will invest your premiums.

     You have the right to review the policy and decide whether you want to keep it. If you decide not to keep the policy, you may return it to us or to your agent during the "Right to Examine Policy Period." This period is sometimes referred to as the "Free Look Period." It normally ends on the later of:

          1.     twenty days after you receive the policy or

          2.     forty-five days after you signed the application.

     In some states the period may be longer. Your agent can tell you if this is the case.

     During the "Right to Examine Policy Period" we will hold any premiums you have paid in the money market fund. If you return the policy before the end of the free look period, we will cancel the policy and return any premiums you have paid. (For policies issued in Kansas, the rules are different. Your agent can provide you with the details.) (See Policy Rights--Right to Examine Policy.)

     When the "Right to Examine Policy Period" ends, we will deduct any charges due and transfer the rest of the money (your "net premium") into the investment funds that you have selected. We will continue to transfer future net premiums into the investments that you select as soon as we receive the premiums.

     The policy is a "flexible premium" policy. This means that you may, within limits described below, make premium payments at any time and in any amount you choose. You do not have to make premium payments according to a fixed schedule, although you may choose to do so.

     There are limits on the amount that you may pay into the policy without creating tax consequences. If you make a premium payment that exceeds the limit, we will notify you and offer to refund the excess paid.

     We will deduct certain expenses from your cash value. These expenses are described below. In addition, your cash value may increase or decrease, depending on the investment experience of the funds you select. Because it is possible for your cash value to decrease, you may have to pay additional premiums in order to keep the policy in force.

     As long as there is enough money in your cash value to pay the monthly charges, your death benefit will always be at least the face amount of your policy, minus any amount that you have borrowed from the policy. The face amount of your policy means the amount of insurance that you have purchased. It is shown on the specifications page of your policy.

     We will notify you if your cash value is not enough to pay the monthly charges. If that happens, you will have 62 days to make a premium payment big enough to bring your cash value up to the amount required to pay the charges. If you make the premium payment, the policy will stay in force. If you don't, the policy will lapse, or terminate with no value. (See Payment and Allocation of Premiums--Policy Lapse and Reinstatement.)

     Investing Your Cash Value. You may tell us to invest your cash value in either the general account or the separate account, or you may split your cash value between them.

     The General Account. The general account is an interest-bearing account. Money in the general account is guaranteed to earn at least 4% interest, and it may earn more. General American determines the current interest rate from time to time, and we will notify you in advance of any changes. We have the right to limit the amount of money that you may put into the general account.

     The Separate Account. The separate account consists of divisions, which represent different types of investments. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

     The divisions of the separate account represent investment funds run by various investment companies. The investment companies hire advisers to operate or advise on the day-to-day operation of the funds.

     The following list shows the investment companies whose funds are available under the policy, along with the managers or advisers and the divisions that they oversee.

     NOTE: THE RUSSELL INSURANCE FUNDS ARE ONLY AVAILABLE ON POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

          Investment Company                 Investment Manager/Adviser
 -------------------------------------  --------------------------------------

 General American Capital Company       Conning Asset Management Company

 Russell Insurance Funds                Frank Russell Investment Management
                                        Company

 American Century Variable Portfolios   American Century Investment
                                        Management, Inc.

 J.P. Morgan Series Trust II            J.P. Morgan Investment Management,
                                        Inc.

 Fidelity Investments Variable          Fidelity Management & Research Company
 Insurance Products Fund

          Investment Company                 Investment Manager/Adviser
 -------------------------------------  --------------------------------------

 Fidelity Investments Variable          Fidelity Management & Research Company
 Insurance Products Fund II

 Fidelity Investments Variable          Fidelity Management & Research Company
 Insurance Products Fund II

 Van Eck Worldwide Insurance Trust      Van Eck Associates Corporation

 SEI Insurance Products Trust           SEI Investments Management Company

 Metropolitan Series Fund, Inc.         Metropolitan Life Insurance Company

 New England Zenith Fund                New England Investment Management,
                                        Inc.

     These investment funds have different investment goals and strategies, which we have summarized in the following table. You should review the prospectus of each fund, or seek professional guidance in determining which fund(s) best meet your objectives.

        Investment
         Manager               Fund Name          Investment Type                       Objective
------------------------- -------------------- ---------------------- -----------------------------------------------

Conning Asset Management  S&P 500 Index Fund   Growth & Income        To achieve a rate of return that parallels the
Company                                                               return of the stock market as a whole, as
                                                                      represented by the Standard and Poor's 500
                                                                      Stock Index.

Conning Asset Management  Money Market Fund    Money Market           To obtain the highest level of current
Company                                                               income consistent with the preservation of
                                                                      capital and maintenance of liquidity.

Conning Asset Management  Bond Index Fund      Corporate Bonds        To provide a rate of return that reflects the
Company                                                               performance of the bond market as a whole,
                                                                      as measured by the Lehman Brothers
                                                                      Government/Corporate Bond Index.

Conning Asset Management  Asset Allocation     Balanced               To obtain a high rate of long-term return,
Company                   Fund                                        composed of capital growth and income.

Conning Asset Management  Managed Equity Fund  Growth                 To obtain long-term capital growth through
Company                                                               investment in common stocks.

Conning Asset Management  International Index  Growth: International  To obtain investment results that parallel the
Company                   Fund                 Stock                  price and yield performance of publicly-
                                                                      traded common stocks in the Morgan
                                                                      Stanley Capital International, Europe,
                                                                      Australia, and Far East Index ("EAFE
                                                                      Index").

Conning Asset Management  Mid-Cap Equity Fund  Growth                 To obtain long-term capital appreciation
Company                                                               through investment primarily in common
                                                                      stocks of U.S.-based, publicly traded
                                                                      companies with medium market
                                                                      capitalization, defined as within the range of
                                                                      the S&P Mid-Cap 400 at the time of the
                                                                      Fund's investment.

           Investment
             Manager                 Fund Name          Investment Type                       Objective
------------------------------- ------------------- ---------------------- -----------------------------------------------

Conning Asset Management        Small-Cap Equity    Aggressive Growth      To provide a high rate of return through
Company                         Fund                                       investment in the common stock of small
                                                                           companies, making up, at one time, the
                                                                           smallest 20% of U.S.-based companies on
                                                                           the New York Stock Exchange.

Fidelity Management & Research  Growth Portfolio    Growth                 To seek capital appreciation, normally
Company                                                                    through purchases of common stocks,
                                                                           although its investments are not restricted to
                                                                           any one type of security.

Fidelity Management & Research  Equity-Income       Growth & Income        To seek reasonable income by investing
Company                         Portfolio                                  primarily in income-producing equity
                                                                           securities.

Fidelity Management & Research  Overseas Portfolio  Growth: International  To seek long term growth of capital
Company                                             Stock                  primarily through investment in foreign
                                                                           securities.

Fidelity Management & Research  Asset Manager       Balanced               To seek a high total return with reduced risk
Company                         Portfolio                                  over the long-term by allocating its assets
                                                                           among domestic and foreign stocks, bonds,
                                                                           and short-term fixed income instruments.

Fidelity Management & Research  High Income         High Yield Bond        To seek a high level of current income by
Company                         Portfolio                                  investing primarily in high yielding, lower-
                                                                           rated, fixed income securities, while also
                                                                           considering growth of capital.

Fidelity Management & Research  Mid Cap Portfolio   Long-Term Growth       To seek long-term growth by investing
Company                                             of Capital             primarily in common stocks, with at least
                                                                           65% of total assets in securities of
                                                                           companies with medium market
                                                                           capitalizations, similar to those in the S&P
                                                                           MidCap 400. The fund may potentially
                                                                           invest in domestic and foreign companies
                                                                           with smaller or larger market capitalizations,
                                                                           investing in "growth" and/or "value" stocks.
                                                                           The fund selects investments by using
                                                                           fundamental analysis of each issuer's
                                                                           financial condition and industry position and
                                                                           market and economic conditions.

Van Eck Associates Corporation  Worldwide Hard      Aggressive Growth:     To seek long-term capital appreciation by
                                Assets Fund         Specialty              investing in equity and debt securities of
                                                                           companies engaged in the exploration,
                                                                           development, production, and distribution of
                                                                           gold and other natural resources such as
                                                                           strategic and other metals, minerals, forest
                                                                           products, oil, natural gas, and coal.

          Investment
            Manager                 Fund Name          Investment Type                       Objective
------------------------------- ------------------- ---------------------- ------------------------------------------------

Van Eck Associates Corporation  Worldwide Emerging  Aggressive Growth:     To obtain long-term capital appreciation by
                                Markets Fund        International Stock    investing in equity securities in emerging
                                                                           markets around the world. The Fund
                                                                           emphasizes primarily investment in
                                                                           countries that, compared to the world's
                                                                           major economies, exhibit relatively low
                                                                           gross national product per capita, as well as
                                                                           the potential for rapid economic growth.

Frank Russell Investment        Multi-Style Equity  Growth & Income        To obtain income and capital growth by
Management Company              Fund                                       investing principally in equity securities.

Frank Russell Investment        Aggressive Equity   Aggressive Growth      To provide capital appreciation by assuming
Management Company              Fund                                       a higher level of volatility than is ordinarily
                                                                           expected from the Multi-Style Equity Fund,
                                                                           by investing in equity securities.

Frank Russell Investment        Non-U.S. Fund       Growth: International  To achieve favorable total return and
Management Company                                  Stocks and Bonds       additional diversification for United States
                                                                           investors by investing primarily in equity
                                                                           and debt securities of non-United States
                                                                           companies and non-United States
                                                                           governments.

Frank Russell Investment        Core Bond Fund      Growth & Income        To maximize total return through capital
Management Company                                                         appreciation and income by assuming a
                                                                           level of volatility consistent with the broad
                                                                           fixed-income market, by investing in fixed-
                                                                           income securities.

J.P. Morgan Investment          Bond Portfolio      Growth & Income        To provide a high total return consistent
Management, Inc.                                                           with moderate risk of capital and
                                                                           maintenance of liquidity.

J.P. Morgan Investment          Small Company       Aggressive Growth      To provide high total return from a portfolio
Management, Inc.                Portfolio                                  of equity securities of small companies. The
                                                                           Fund invests at least 65% of the value of its
                                                                           total assets in the common stock of small
                                                                           U.S. companies primarily with market
                                                                           capitalizations less than $1 billion.

American Century Investment     Income & Growth     Growth & Income        To attain long-term growth of capital as well
Management, Inc.                Fund                                       as current income. The fund pursues a total
                                                                           return and dividend yield that exceeds those
                                                                           of the S&P 500 by investing in stocks of
                                                                           companies with strong dividend growth
                                                                           potential.

          Investment
            Manager                 Fund Name          Investment Type                       Objective
---------------------------- --------------------- ---------------------- ------------------------------------------------

American Century Investment  International Fund    Aggressive Growth:     To obtain capital growth over time by
Management, Inc.                                   International Stock    investing in common stocks of foreign
                                                                          companies considered to have better-than-
                                                                          average prospects for appreciation. Because
                                                                          this fund invests in foreign securities, a
                                                                          higher degree of short-term price volatility,
                                                                          or risk, is expected due to factors such as
                                                                          currency fluctuation and political instability.

American Century Investment  Value Fund            Growth                 To attain long-term capital growth, with
Management, Inc.                                                          income as a secondary objective. The Fund
                                                                          invests primarily in equity securities of well-
                                                                          established companies that are believed by
                                                                          management to be undervalued at the time
                                                                          of purchase.

SEI Investments Management   Large Cap Value       Long-Term Growth       Utilizing multiple specialist sub-advisers
Corporation                  Fund                  of Capital and Income  that manage in a value style, the Fund invests in large cap income-producing U.S.
                                                                          common stocks.

SEI Investments Management   Large Cap Growth      Capital Appreciation   Utilizing multiple specialist sub-advisers
Corporation                  Fund                                         that manage in a growth style, the Fund
                                                                          invests in large cap U.S. common stocks.

SEI Investments Management   Small Cap Value       Capital Appreciation   Utilizing multiple specialist sub-advisers
Corporation                  Fund                                         that manage in a value style, the Fund
                                                                          invests in common stocks of smaller U.S.
                                                                          companies.

SEI Investments Management   Small Cap Growth      Long-Term Capital      Utilizing multiple specialist sub-advisers
Corporation                  Fund                  Appreciation           that manage in a growth style, the Fund
                                                                          invests in common stocks of smaller U.S.
                                                                          companies.

SEI Investments Management   International Equity  Capital Appreciation   Utilizing multiple specialist sub-advisers,
Corporation                  Fund                                         the Fund invests in equity securities of
                                                                          foreign companies.

SEI Investments Management   Emerging Markets      Capital Appreciation   Utilizing multiple specialist sub-advisers,
Corporation                  Equity Fund                                  the Fund invests in equity securities of
                                                                          emerging markets companies.

SEI Investments Management   Core Fixed Income     Current Income and     Utilizing multiple specialist sub-advisers
Corporation                  Fund                  Preservation of        that have fixed income investment expertise,
                                                   Capital                the Fund invests in investment grade U.S.
                                                                          fixed income securities.

SEI Investments Management   High Yield Bond       Total Return           Utilizing a specialist sub-adviser that has
Corporation                  Fund                                         high yield investment expertise, the Fund
                                                                          invests in high yield, high risk securities.

SEI Investments Management   International Fixed   Capital Appreciation   Utilizing a specialist sub-adviser, the Fund
Corporation                  Income Fund           and Current Income     invests in investment grade fixed income
                                                                          securities of foreign government and
                                                                          corporate issuers.

          Investment
            Manager                 Fund Name          Investment Type                       Objective
---------------------------- --------------------- ------------------ ----------------------------------------------

SEI Investments Management   Emerging Markets      Total Return       Utilizing a specialist sub-adviser, the Fund
Corporation                  Debt Fund                                invests U.S. dollar denominated debt in
                                                                      securities of emerging market issuers.

Metropolitan Life Insurance  Janus Mid-Cap         Long-Term Growth   The Portfolio normally invests at least 65%
Company                      Portfolio             of Capital         of its total assets in common stocks of
                                                                      medium capitalization companies selected
                                                                      for their growth potential. The portfolio
                                                                      manager defines medium capitalization
                                                                      ("mid-cap") companies as those whose
                                                                      market capitalization falls within the range
                                                                      of companies included in the S&P MidCap
                                                                      400 Index at the time of the purchase.

Metropolitan Life Insurance  T. Rowe Price Large   Long-Term Growth   The Portfolio normally invests at least 65%
Company                      Cap Growth Portfolio  of Capital and,    of its total assets in a diversified group of
                                                   Secondarily,       large capitalization growth companies. The
                                                   Dividend Income    portfolio managers define large
                                                                      capitalization ("largecap") companies as
                                                                      those whose market capitalization falls
                                                                      within the range of the largest 300
                                                                      companies included in the Russell 3000
                                                                      Index at the time of the purchase.

Metropolitan Life Insurance  T. Rowe Price Small   Long-Term Capital  The Portfolio normally invests at least 65%
Company                      Cap Growth Portfolio                     of its total assets in a diversified group of
                                                                      small capitalization companies. The
                                                                      portfolio manager defines small
                                                                      capitalization ("small cap") companies as
                                                                      those whose market capitalization falls
                                                                      within the range of companies included in
                                                                      the bottom 10% of the S&P 500 Index at the
                                                                      time of the purchase.

New England Investment       Alger Equity Growth   Growth             Alger invests Equity Growth's assets
Management, Inc.             Series                                   primarily in growth stocks. Alger will
                                                                      ordinarily invest at least 65% of Equity
                                                                      Growth's total assets in equity securities of
                                                                      issues with market capitalization of
                                                                      $1 billion or greater.

     You may change the investments that you want to use for your future premiums by notifying our Home Office.

     You may transfer your cash value among the various investment funds, and you may withdraw money, but there are certain rules. You may only transfer funds once in a policy month. (A policy month is measured beginning on the same day of the month that the policy was issued, and ending one day before the same day in the next month.) The amount transferred from any investment fund must be at least $500, or the entire balance in the fund if less than $500.

     We have the right to change or eliminate transfers in the future, although we don't currently intend to do so.

     Charges and Deductions. There are certain costs that we charge you for issuing your policy and keeping it in force. This section describes those charges--what they are and what they cover.

     Tax Charge. The Federal government and many states and territories impose taxes or charges on insurance premiums. We deduct 3.35% from your premium payment to cover that cost--2.10% for the state tax charge, and 1.25% for the federal tax charge.

     If we are required by law to pay taxes based on the separate account, we may charge an appropriate share to policies that invest in the separate account. (See Federal Tax Matters.)

     Selection and Issue Expense Charge. There is a charge to cover the costs of underwriting issuing your policy. This charge is based on the size of your policy. During the first policy year, the charge is $0.16 (sixteen cents) for each $1,000 of face amount of your policy. Beginning in the second policy year, and continuing for the life of the policy, the charge drops to $0.01 (one cent) for each $1,000 of face amount.

     Surrender Charge. If you surrender your policy or let it lapse during the first fifteen (or fewer, in some cases) policy years, we will keep part of the cash value to help us recover the costs of selling and issuing the policy. This charge is called a Contingent Deferred Sales Charge (CDSC) or, more simply, a surrender charge.

     This charge generally applies to surrenders that occur during the first fifteen policy years, but the charge ends sooner for policies issued at some older ages and in some risk classes.

     The surrender charge is based on a "grading percentage," which is determined by the age, sex, and risk class of the person insured under the policy. This "grading percentage" is multiplied by:

     . 40% of the target premium or the premiums actually paid for the base policy (the policy itself, without any riders), plus

     . the "excess premium surrender charge factor" multiplied by premiums paid in excess of the target premium.

     You can find the information you need to determine the surrender charge for your policy on the policy specifications page. There is a section in this prospectus, beginning on page 39, that explains the charge in greater detail. This section includes charts that show the how long the surrender charge applies, the "grading percentage" and the "excess premium surrender charge factor."

     If you withdraw money from your policy or if you surrender a portion of your policy, we will charge a pro-rated portion of the surrender charge.

     Of course, if you don't surrender all or part of your policy, or let it lapse, or withdraw cash from it, then you will not pay a surrender charge.

     If you increase the face amount of your policy, the increase will have its own surrender charge for the first 10 policy years following the increase.

     (See Policy Rights--Surrender and Partial Withdrawal; Policy
Benefits--Death Benefit; and Charges and Deductions--Contingent Deferred Sales Charge.)

     Under certain conditions, applied in a uniform and nondiscriminatory manner, we may reduce the surrender charge. (See Adjustment of Charges.)

     Administrative Fee. We charge a monthly fee to cover your policy's administrative cost. This charge is $13 each month for the first policy year. Beginning with the second policy year, the charge is $6 each month for the life of the policy. We will deduct the charge from your cash value each month.

     Cost of Insurance. Because this is a life insurance policy, it has a death benefit. We charge an insurance cost each month to cover the risk that you will die and we will have to pay the death benefit.

     The amount of this charge varies with the age, sex, risk class of the person insured under the policy, and the amount of the death benefit at risk--if the risk of death or the amount of the death benefit is greater, then the cost of insurance is also greater. We deduct the cost of insurance from your cash value each month.

     We make another charge to cover mortality and expense risks under the Policy. We calculate this charge based on a percentage of the net assets in each division of the separate account. Rather than deducting the charge from the cash value, we apply the charge by adjusting the net rate of return in the separate account. We guarantee that the charge will not exceed an annual rate of 0.90% of the net separate account assets. (See Charges and Deductions--Separate Account Charges.)

     We pay the operating expenses of the separate account. The investment funds pay for their own operating expenses and investment fees. For a description of these charges, see Charges and Deductions--Separate Account Charges.

     The following chart shows the operating expenses of the funds as reported for the fiscal year ending December 31, 1999:

                      Annual Fund Operating Expenses/(1)/
                     as a Percentage of Average Net Assets

                                                                         Investment
                                                                         Advisory /
                                Fund                                   Management Fee  Other expenses   Total
---------------------------------------------------------------------  --------------  -------------- -----------
General American Capital Company
S&P 500 Index Fund....................................................       .25%            .05%      .30%
Money Market Fund.....................................................       .125%           .08%      .205%
Bond Index Fund.......................................................       .25%            .05%      .30%
Managed Equity Fund...................................................       .29%            .10%      .39%
Asset Allocation Fund.................................................       .50%            .10%      .60%
International Index Fund..............................................       .50%/(2)/       .30%      .80%
Mid-Cap Equity Fund...................................................       .55%/(3)/       .10%      .65%
Small-Cap Equity Fund.................................................       .25%            .05%      .30%
Russell Insurance Funds
Multi-Style Equity Fund...............................................       .74%            .18%      .92%/(4)/
Aggressive Equity Fund................................................       .86%            .39%     1.25%/(5)/
Non-U.S. Fund.........................................................       .75%            .55%     1.30%/(6)/
Core Bond Fund........................................................       .54%            .26%      .80%/(7)/
American Century Variable Portfolios
Income & Growth Fund..................................................       .70%            .00%      .70%
International Fund 1.37%..............................................       .00%           1.37%
Value Fund............................................................      1.00%            .00%     1.00%
J.P. Morgan Series Trust II
Bond Portfolio........................................................       .30%            .45%      .75%
Small Company Portfolio...............................................       .60%            .55%     1.15%
Fidelity Variable Insurance Products Fund

                                                                         Investment
                                                                         Advisory /
                                Fund                                   Management Fee Other expenses   Total
---------------------------------------------------------------------  -------------- -------------- -------------
Equity-Income Portfolio...............................................       .48%          .08%       .56%
Growth Portfolio......................................................       .58%          .07%       .65%
Overseas Portfolio....................................................       .73%          .14%       .87%
High Income Portfolio.................................................       .58%          .11%       .69%
Fidelity Variable Insurance Products Fund II
Asset Manager.........................................................       .53%          .09%       .62%
Fidelity Variable Insurance Products Fund III
Mid Cap Portfolio.....................................................       .97%          .00%       .97%
Van Eck Worldwide Insurance Trust
Worldwide Hard Assets Fund............................................      1.00%          .34%      1.34%
Worldwide Emerging Markets Fund.......................................      1.00%          .26%      1.26%
Sei Insurance Products Trust
Large Cap Value Fund..................................................       .35%          .50%       .85%/(8)/
Large Cap Growth Fund.................................................       .40%          .45%       .85%/(8)/
Small Cap Value Fund..................................................       .65%          .45%      1.10%/(8)/
Small Cap Growth Fund.................................................       .65%          .45%      1.10%/(8)/
International Equity Fund.............................................       .51%          .77%      1.28%/(8)/
Emerging Markets Equity Fund..........................................      1.05%          .90%      1.95%/(8)/
Core Fixed Income Fund................................................       .28%          .32%       .60%/(8)/
High Yield Bond Fund..................................................       .49%          .36%       .85%/(8)/
International Fixed Income Fund.......................................       .40%          .60%      1.00%/(8)/
Emerging Markets Debt Fund............................................       .85%          .50%      1.35%/(8)/
Metropolitan Series Fund, Inc.
Janus Mid-Cap Portfolio...............................................       .67%          .04%       .71%
T. Rowe Price Large Cap Growth Portfolio..............................       .69%          .24%       .93%
T. Rowe Price Small Cap Growth Portfolio..............................       .52%          .09%       .61%
New England Zenith Fund
Alger Equity Growth Series............................................       .80%          .00%       .80%

----------------
(1) The Fund expenses shown above are collected from the underlying Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Cash Value. These underlying Fund Expenses are taken into consideration in computing each Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Fund. The information relating to the Fund expenses was provided by the Fund and was not independently verified by General American. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.
(2) The fees charged by the International Index Fund are stated as a series of annual percentages of the average daily value of the net assets of the Funds. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: First $10 million, 0.50%; Next $20 million, 0.40%; Balance over $20 million, 0.30%.
(3) The fees charged by the Mid-Cap Equity Fund are stated as a series of annual percentages of the average daily value of the net assets of the Funds. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: First $10 million, 0.55%; Next $10 million, 0.45%; Balance over $20 million, 0.40%.
(4) The Manager has voluntarily agreed to waive a portion of its 0.78% management fee, up to the full amount of that fee, equal to the amount by which the Fund's total operating expenses exceed 0.92% of the Fund's average daily net assets on an annual basis, and to reimburse the Fund for all remaining expenses after fee waivers which exceed 0.92% of average daily net assets on an annual basis. The management fee waivers and reimbursements are intended to be in effect for 2000, but may be revised or eliminated at any time thereafter without notice to shareholders. Absent the waiver, the management fee would have been 0.78%, and total Fund expenses would have been 0.96% of average daily net assets.
(5) The Manager has voluntarily agreed to waive a portion of its 0.95% management fee, up to the full amount of that fee, equal to the amount by which the Fund's total operating expenses exceed 1.25% of the Fund's average daily net assets on an annual basis, and to reimburse the Fund for all remaining expenses after fee waivers which exceed 1.25% of average daily net assets on an annual basis. The management fee waivers and reimbursements are intended to be in effect for 2000, but may be revised or eliminated at any time thereafter without notice to shareholders. Absent the waiver, the management fee would have been 0.95%, and total Fund expenses would have been 1.34% of average daily net assets.

(6) The Manager has voluntarily agreed to waive a portion of its 0.95% management fee, up to the full amount of that fee, equal to the amount by which the Fund's total operating expenses exceed 1.30% of the Fund's average daily net assets on an annual basis, and to reimburse the Fund for all remaining expenses after fee waivers which exceed 1.30% of average daily net assets on an annual basis. The management fee waivers and reimbursements are intended to be in effect for 2000, but may be revised or eliminated at any time thereafter without notice to shareholders. Absent the waiver, the management fee would have been 0.95%, and total Fund expenses would have been 1.50% of average daily net assets.
(7) The Manager has voluntarily agreed to waive a portion of its 0.60% management fee, up to the full amount of that fee, equal to the amount by which the Fund's total operating expenses exceed 0.80% of the Fund's average daily net assets on an annual basis, and to reimburse the Fund for all remaining expenses after fee waivers which exceed 0.80% of average daily net assets on an annual basis. The management fee waivers and reimbursements are intended to be in effect for 2000, but may be revised or eliminated at any time thereafter without notice to shareholders. Absent the waiver, the management fee would have been 0.60%, and total Fund expenses would have been 0.86% of average daily net assets.
(8) The SEI VP Funds' total actual annual fund operating expenses for the current fiscal year are expected to be less than the maximum amount allowed because the Adviser will voluntarily waive a portion of its fee in order to keep total operating expenses at a specified level. The Adviser may discontinue all or part of its waiver at any time. With this fee waiver, the Funds' actual total operating expenses are expected to be the amounts shown in the table above. Absent the fee waiver, the Funds' total operating expenses would be: Large Cap Value Fund, 0.95%; Large Cap Growth Fund, 1.00%; Small Cap Value Fund, 1.20%; Small Cap Growth Fund, 1.20%; International Equity Fund, 1.41%; Emerging Markets Equity Fund, 2.34%; Core Fixed Income Fund, 0.70%; High Yield Bond Fund, 0.99%; International Fixed Income Fund, 1.31%; Emerging Markets Debt Fund, 1.95%.

     Premiums. Within limits, you decide how much money you want to put into the policy. There is a minimum premium that you have to pay to put the policy in force. That amount is 1/12 of the "minimum initial annual premium amount" shown on the specifications page of your policy. After the policy is in force, you may pay any amount you want as long as the cash value is always enough to cover the surrender charge and the current month's expenses.

     If you have converted a General American term insurance policy to this policy, and if the term policy includes conversion credits, you may apply those credits to reduce your first-year minimum premium.

     You can set up a schedule of payments, and we will send you reminders, but you are not required to make the payments as long as the cash value covers the surrender charge and the current month's expenses. (See Payment and Allocation of Premiums.)

     Death Benefit. If the person insured under the policy dies while the policy is in force, we will pay a death benefit to the beneficiary. You can select one of three death benefits at the time the policy is issued:

     . Option A: The death benefit is the greater of the face amount of the policy or an "applicable percentage" of the cash value.

     . Option B: The death benefit is the greater of the face amount of the policy plus the cash value, or an "applicable percentage" of the cash value.

     . Option C: The death benefit is the greater of the face amount of the policy, or the cash value multiplied by an attained age factor.

     As long as the policy remains in force and the person insured is less than 100 years old, the minimum death benefit under any death benefit option will be at least the current face amount.

     We will increase the death benefit by any dividends earned prior to the death of the person insured, and by the cost of insurance from the date of death to the end of the month, and will reduce it by any outstanding loans and interest. We will pay the death benefit according to the settlement options available at the time of death. (See Policy Benefits--Death Benefit.)

     The minimum face amount at issue is generally $50,000 under our current rules. Subject to certain restrictions, you may change the face amount and the death benefit option. In certain cases we may require evidence that the person insured under the policy is still insurable. (See Change in Death Benefit Option, and Change In Face Amount.)

     You may include additional insurance benefits with your policy. These are described under General Matters--Additional Insurance Benefits. If you elect any additional benefits, we will deduct the charges for those benefits from your Cash Value.

     Cash Value. Your Policy has a cash value that is the total amount credited to you in the separate account, the loan account, and the general account. The cash value increases by the amount of net premium payments, and decreases by partial withdrawals and expense charges for the policy. It may either increase or decrease based on the investment experience of the separate account divisions that you have selected. (See Policy Benefits--Cash Value.)

     There is no minimum guaranteed cash value.

     Policy Loans. You may borrow against the cash value of your policy.

     The loan value is the maximum amount that you may borrow. The loan value is:

     .  the cash value on the date we receive the loan request;

     .  minus interest on the new loan to the next policy anniversary;

     .  minus any loans and interest already outstanding;

     .  minus any surrender charges;

     .  minus monthly deductions to the next policy anniversary.

     When you borrow against the policy, we will take the money from the general account and the divisions of the separate account in proportion to your balances in each account.

     Loan interest is due at each policy anniversary. If you don't pay the loan interest, we will add it to the amount of the loan.

     You may repay all or part of the loan at any time. When you make a loan payment, we will put the money back into the general account or the divisions of the separate account in the same percentages used them to make the loan.

     When we pay out the proceeds of your policy, either as a death benefit or as a policy surrender, we will deduct any outstanding loans and interest from the amount we pay. (See Policy Rights--Loans.)

     Loans taken from or secured by a policy may have Federal income tax consequences. (See Federal Tax Matters.)

     Surrender, Partial Withdrawals, and Pro-Rata Surrender. You may surrender the policy at any time while it is in force. We will pay you the cash surrender value, plus dividends (if any) earned prior to the surrender.

     After the first year you may request a partial withdrawal of your cash surrender value. Normally, withdrawing a portion of your cash surrender value will reduce your death benefit by the amount of the withdrawal. However, if you have included the Anniversary Partial Withdrawal Rider on your policy, you may withdraw a portion of your cash surrender value without reducing the death benefit. Under this rider, there are limits on how much you can withdraw, and the withdrawal must be at the policy anniversary. You can find more information about the rider under General Matters--Additional Insurance Benefits.

     You may also request a pro-rata surrender of the policy, which allows you to surrender part of the policy and keep the rest in force. You can find more information under Policy Rights--Surrender and Partial Withdrawal.

     A surrender, partial withdrawal, or Pro-Rata Surrender may have Federal income tax consequences. We suggest that you discuss your situation with a competent tax adviser before taking one of these steps. (See Federal Tax Matters.)

     Illustrations of Death Benefits and Cash Surrender Values. The death benefit and cash surrender value of your policy will depend on how well your investments perform. In Appendix A we have illustrated some sample policies. Depending on the rate of return, the values may increase or decrease. In order to help you to understand the cost of the policy, we also show how your premium would grow if you simply invested it at 5% interest, compounded annually.

     If you surrender your policy in the first few years, the cash surrender value that you receive may be low compared to what you would have accumulated by investing the premiums at interest. In this case, the insurance protection that you received while the policy was in force will have been expensive.

     We will provide you with an illustration showing projected future cash values if you request it in writing. We may charge a fee of up to $25 for preparing the illustration.

     Tax Consequences of The Policy. If your policy was issued in a standard premium class, then we believe that it qualifies as a life insurance contract for Federal income tax purposes. Similarly, if your policy was issued on a guaranteed issue or simplified issue basis, we believe that it will qualify as a life insurance contract. However, if the policy was issued on a substandard basis, it is not clear whether it will qualify as a life insurance contract for tax purposes. The IRS has provided very limited guidance in this area.

     Assuming that the policy does qualify as a life insurance contract for Federal income tax purposes, then we believe that the cash value should be subject to the same tax treatment as the cash value of a conventional fixed-benefit contract. This means that growth in the cash value will not be taxed until you receive a distribution.

     There are some actions that may trigger a tax. If you transfer ownership to someone else, or if you surrender the policy or withdraw cash from it, you may have to pay a tax. Similarly, if you let the policy lapse while there is an outstanding loan, or if you exchange the policy for another policy, you may owe a tax. (See Federal Tax Matters.)

     If you pay too much in premium, your policy may become a "modified endowment contract." If that happens, then some pre-death distributions of cash will be taxable income. If there is more cash value in the policy that what you actually paid in premiums, you will be taxed on the excess in the year in which you receive a distribution. You may withdraw the amount that you paid into the policy without being taxed, but only after you have received the excess as taxable income. In addition, any taxable distribution that you receive before age 59-1/2 will generally be subject to an additional 10% tax.

     On the other hand, if the policy is not a modified endowment contract, then distributions are normally treated first as a return of your "cost basis," or investment in the contract. In this case, you may withdraw up to the amount of the premiums you paid with no tax consequences. After that, any additional distributions are treated as taxable income. In addition, loans from the policy are not treated as distributions, so they are not considered taxable income. Finally, if your policy is not a modified endowment contract, neither distributions or loans are subject to the 10% additional tax (See Federal Tax Matters.)

     Please note that General American is neither a law firm nor a tax adviser, so we cannot give you legal or tax advice. If you have specific legal or tax questions, we suggest that you consult a qualified professional in these fields.

     Dividends. We do not expect to pay dividends on this Policy. (See
Dividends.)

                                     * * *

     This Prospectus describes only those aspects of the Policy that relate to the Separate Account, except where General Account matters are specifically mentioned. For a brief summary of the aspects of the Policy relating to the General Account, see The General Account.

                                  DEFINITIONS

     Attained Age. The Issue Age of the Insured plus the number of completed Policy Years.

     Beneficiary. The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Insured's death. A Beneficiary may be changed as set forth in the Policy and in this Prospectus.

     Cash Value. The total amount that a Policy provides for investment at any time. It is equal to the total of the amounts credited to the Owner in the Separate Account, in the Loan Account, and in certain contracts, the General Account.

     Cash Surrender Value. The Cash Value of a Policy on the date of surrender, less any Indebtedness, and less any surrender charges.

     Division. A subaccount of the Separate Account. Each Division invests exclusively in the shares of a corresponding Fund.

     Effective Date. The date as of which insurance coverage begins under a policy.

     Face Amount. The minimum death benefit under the Policy so long as the Policy remains in force.

     Fund. A separate investment portfolio of a registered open-end investment company. Although sometimes referred to elsewhere as "Portfolios," they are referred to herein as "Funds," except where "Portfolio" is part of their name.

     General Account. The assets of the Company other than those allocated to the Separate Account or any other separate account. The Loan Account is part of the General Account.

     Home Office. The service office of General American Life Insurance Company, the mailing address of which is P.O. Box 14490, St. Louis, Missouri 63178.

     Indebtedness. The sum of all unpaid Policy Loans and accrued interest on loans.

     Initial Premium. The minimum initial premium required to be paid for the Policy to become effective.

     Insured. The person whose life is insured under the Policy.

     Investment Start Date. The date the Initial Premium is applied to the General Account and/or the Divisions of the Separate Account. This date is the later of the Issue Date or the date the Initial Premium is received at General American's Home Office.

     Issue Age. The Insured's age at his or her nearest birthday as of the date the Policy is issued.

     Issue Date. The date from which Policy Anniversaries, Policy Years, and Policy Months are measured.

     Loan Account. The account of the Company to which amounts securing Policy Loans are allocated. The Loan Account is part of General American's General Account.

     Loan Subaccount. A Loan Subaccount exists for the General Account and for each Division of the Separate Account. Any Cash Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Cash Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

     Monthly Anniversary. The same date in each succeeding month as the Issue Date, except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

     Net Premium. The premium less the premium tax charges (consisting of a state premium tax charge and a charge to cover Federal income tax costs attributable to premiums).

     Owner. The Owner of a Policy, as designated in the application or as subsequently changed.

     Policy. The flexible premium variable life insurance Policy offered by the Company and described in this Prospectus.

     Policy Anniversary. The same date each year as the Issue Date.

     Policy Month. A month beginning on the Monthly Anniversary.

     Policy Year. A period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary.

     Portfolio. see Fund.

     Sec. The United States Securities and Exchange Commission.

     Separate Account. General American Separate Account Eleven, a separate investment account established by the Company to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by the Owner to provide variable benefits.

     Target Premium. The amount of premiums paid that is used to determine the amount of the Contingent Deferred Sales Charge.

     Valuation Date. Each day that the New York Stock Exchange is open for trading and the Company is open for business. The Company is not open for business on the day after Thanksgiving.

     Valuation Period. The period between two successive Valuation Dates, commencing at 4:00 p.m. (Eastern Standard Time) on a Valuation Date and ending 4:00 p.m. on the next succeeding Valuation Date.

     The following summary of Prospectus information should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Policies contained in this Prospectus assumes that a Policy is in force and that there is no outstanding Indebtedness.

     The Policy. Under the flexible premium variable life insurance Policy described in this Prospectus, the Owner may, subject to certain limitations, make premium payments in any amount and at any frequency. The Policy is a life insurance contract with death benefits, Cash Value, surrender rights, Policy Loan privileges, and other features traditionally associated with life insurance. It is a "flexible premium" Policy because, unlike traditional insurance policies, there is no fixed schedule for premium payments. Although the Owner may establish a schedule of premium payments ("planned premium payments"), failure to make the planned premium payments will not necessarily cause a Policy to lapse, nor will making the planned premium payments guarantee that a Policy will remain in force. Thus, an Owner may, but is not required to, pay additional premiums. This flexibility permits an Owner to provide for changing insurance needs within a single insurance policy.

     The Policy is a "variable" Policy because, unlike the fixed benefits under an ordinary life insurance contract, to the extent that Net Premiums are allocated to the Separate Account, the Cash Value and, under certain circumstances, the death benefit under a Policy may increase or decrease depending upon the investment performance of the Divisions of the Separate Account to which the Owner has allocated Net Premium payments. However, so long as a Policy's Cash Surrender Value continues to be sufficient to pay the monthly deduction, an Owner is guaranteed a minimum death benefit equal to the Face Amount of his or her Policy, less any outstanding Indebtedness.

     A Policy will lapse (and terminate without value) when the Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 62 days expires without an adequate payment being made by the Owner (See Payment and Allocation of Premiums--Policy Lapse and Reinstatement).

     The Separate Account. After the end of the "Right to Examine Policy" period, the Owner may allocate the Net Premiums to the Separate Account and, if it is available, to the General Account. Amounts allocated to the Separate Account are further allocated to one or more Divisions. Assets of each Division are invested at net asset value in shares of a corresponding Fund. (See The Company and the Separate Account.) An Owner may change future allocations of Net Premiums at any time.

     The option offered in connection with the Policies to allocate Net Premiums or to transfer Cash Value to the General Account may not be made available, at the Company's discretion, under all Policies. Further, the option may be limited with respect to some Policies. The Company may, from time to time, adjust the extent to which future premiums may be allocated to the General Account in regard to any or all outstanding Policies. Such adjustments may not be uniform as to all Policies.

     Until the end of the "Right to Examine Policy" period (see Right to Examine Policy), all Net Premiums automatically will be allocated to the Division that invests in the Money Market Fund. (See Payment and Allocation of Premiums--Allocation of Net Premiums and Cash Value.)

     To the extent Net Premiums are allocated to the Divisions of the Separate Account, the Cash Value will, and the death benefit may, vary with the investment performance of the chosen Division. To the extent Net Premiums are allocated to the General Account, the Cash Value will accrue interest at a guaranteed minimum rate. (See The General Account.) Thus, depending upon the allocation of Net Premiums, investment risk over the life of a Policy may be borne by the Owner, by the Company, or by both.

     Subject to certain restrictions, an Owner may transfer Cash Value among the Divisions of the Separate Account or, if available, between the Separate Account and the General Account. Currently, no charge is assessed for transfers. The Company reserves the right to revoke or modify the transfer privilege. (See Policy Rights--Transfers.)

     Charges and Deductions. A premium tax charge will be deducted from each premium payment prior to allocation. The premium tax charge consists of a charge to cover state premium taxes and a charge to cover the Company's Federal income tax costs attributable to the amount of premiums received. The charge to cover state premium taxes is 2.10%, and the charge to cover the Company's Federal income tax costs attributable to the amount of premiums received is 1.25%. The amount of these charges is subject to increase under certain circumstances. (See Charges and Deductions--Premium Tax Charges.)

     A Contingent Deferred Sales Charge to compensate for sales expenses may be assessed against the Cash Value under a Policy upon a surrender, a partial withdrawal, a lapse, or a decrease in Face Amount.

     For a period of up to 15 years after the Issue Date or the effective date of a Face Amount increase, the Company will impose a Contingent Deferred Sales Charge ("CDSC") upon surrender, lapse, or a requested decrease in Face Amount. The Company will also impose the CDSC upon a partial withdrawal that results in a decrease in Face Amount. The amount of the CDSC will depend upon a number of factors, including the type of event (surrender, lapse, or decrease in Face Amount), the amount of premium payments made under the Policy prior to the event, and the number of Policy Years having elapsed since the Policy was issued or the Face Amount was increased, as applicable.

     A separate CDSC applies to the initial Face Amount and to each increase in Face Amount and is deducted whenever (and to the extent that) a surrender, lapse, or Face Amount decrease affects the applicable increment of Face Amount. The length of time over which a CDSC will apply to any increment of Face Amount will depend upon the Attained Age of the Insured on the Issue Date or the effective date of the increase, as applicable, and the Insured's sex and risk class.

     The CDSC will equal the CDSC grading percentage multiplied by the sum of
(1) and (2) where:

          (1) is 40% of the lesser of the premium payments made or the Target Premium for the Policy, excluding any riders, and

          (2) is the Excess Premium Surrender Charge Factor multiplied by premium payments made in excess of the Target Premium for the Policy, excluding any riders.

     With regard to a Face Amount increase:

          (1) is 40% of the lesser of the premium payments attributable to the increase or the Target Premium for the increase, and

          (2) is the Excess Premium Surrender Charge Factor multiplied by premium payments attributable to the increase in excess of the Target Premium for the increase.

     The CDSC grading percentages and the Excess Premium Surrender Charge Factors are described elsewhere in this Prospectus. The Excess Premium Surrender Charge Factors vary with the Attained Age, sex, and risk class of the Insured. In addition, the CDSC is limited to amounts less than the foregoing during the first two Policy Years or the first two Policy Years following an increase in Face Amount, as applicable. (See Policy Rights--Surrender and Partial Withdrawals, Policy Benefits--Death Benefit, and Charges and Deductions--Contingent Deferred Sales Charge.) Reductions in the Contingent Deferred Sales Charge are available in some situations. (See Reduction of Charges.)

     On each Monthly Anniversary, the Cash Value will be reduced by the monthly deduction consisting of:

          (1) a monthly administrative charge of $13.00 ($156.00 per year) during the first twelve Policy Months, and $6.00 per month ($72.00 per year) thereafter, to compensate the Company for the continuing administrative costs of the Policy;

          (2) a Selection and Issue Expense Charge of $.16 per Policy Month for each $1,000 of Face Amount in the first Policy Year and $.01 per Policy Month for each $1000 of Face Amount in subsequent Policy Years (see Charges and Deductions--Monthly Deduction);

          (3) a monthly charge for the cost of insurance (see Charges and Deductions--Monthly Deduction); and

          (4) a charge for the cost of any additional benefits provided by rider. A daily charge of .002455% (an effective annual rate of .90%) of the net assets of each Division of the Separate Account will be imposed for the Company's assumption of certain mortality and expense risks incurred in connection with the Policies. (See Charges and Deductions--Separate Account Charges.)

     The Company may make a charge for any taxes or economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policy. (See Federal Tax Matters.)

     The operating expenses of the Separate Account are paid by General American. Investment advisory fees and other operating expenses of the Funds are paid by the Funds and are reflected in the value of the assets of the corresponding Division of the Separate Account. For a description of these charges, see Charges and Deductions--Separate Account Charges.

     Currently, there are no transaction charges to cover the administrative costs of processing partial withdrawals or transfers of Cash Value between Divisions of the Separate Account. In contracts with the General Account option, there are no transaction charges to cover the administrative costs of processing transfers of Cash Value between the Separate and General Accounts. However, the Company reserves the right to impose such charges in the future. In addition, transfers and withdrawals are subject to restrictions relative to amount and frequency. (See Payment and Allocation of Premiums--Allocation of Net Premiums and Cash Value, Policy Rights--Surrender and Partial Withdrawals, and The General Account.)

     Premiums. An Owner has considerable flexibility concerning the amount and frequency of premium payments. A Policy will not become effective until the Owner has paid an Initial Premium equal to one-twelfth (1/12) of the "Initial Annual Premium" for the Policy. This amount will be different for each Policy. Thereafter, an Owner may, subject to certain restrictions, make premium payments in any amount and at any frequency. The Owner may also determine a planned premium payment schedule. The schedule would provide for a premium payment of a level amount at a fixed interval over a specified period of time. An Owner need not, however, adhere to the planned premium payment schedule. For policies issued as a result of a term conversion from certain General American term policies, the Company requires the Owner to pay an Initial Premium, which combined with conversion credits given, if any, will equal one full "Initial Annual Premium" for the Policy. (See Payment and Allocation of Premiums.)

     A Policy will lapse only when the Cash Surrender Value is insufficient to pay the monthly deduction (See Charges and Deductions--Monthly Deduction) and a grace period expires without a sufficient payment by the Owner. (See Payment and Allocation of Premiums--Policy Lapse and Reinstatement.)

     Death Benefit. A death benefit is payable to the named Beneficiary when the Insured under a Policy dies. Three death benefit options are available. Under Death Benefit Option A, the death benefit is the Face Amount of the Policy or, if greater, the applicable percentage of Cash Value. Under Death Benefit Option B, the death benefit is the Face Amount of the Policy plus the Cash Value or, if greater, the applicable percentage of Cash Value. Under the Death Benefit Option C, the death benefit is the Face Amount of the Policy or, if greater, the Cash Value multiplied by the Attained Age factor. So long as the Policy remains in force, the minimum death benefit under any death benefit option will be at least the current Face Amount. The death benefit will be increased by any unpaid dividends determined prior to the Insured's death (see Dividends) and by the amount of the cost of insurance for the portion of the month from the date of death to the end of the month, and reduced by any outstanding Indebtedness. The death benefit will be paid according to settlement options available at the time of death. (See Policy Benefits--Death Benefit.)

     The minimum Face Amount at issue is $50,000 under the Company's current rules. Subject to certain restrictions, the Owner may change the Face Amount and the death benefit option. In certain cases evidence of insurability may be required. (See Change in Death Benefit Option and Change In Face Amount and Additional Coverage from Riders.)

     Additional insurance benefits offered under the Policy include a waiver of specified premium rider, a waiver of monthly deduction rider, a children's life insurance rider, an additional insured family term rider, a guaranteed option to increase the Face Amount rider, an accidental death benefit rider, a guaranteed survivor purchase option rider, a supplemental coverage term rider, and an increasing benefit rider. (See General Matters--Additional Insurance Benefits.) The cost of these additional insurance benefits will be deducted from the Cash Value as part of the monthly deduction. (See Charges and Deductions--Monthly Deduction.)

     Cash Value. The Cash Value of the policy equal to the total of the Policy's Cash Value in the Separate Account, the Loan Account (securing Policy Loans), and, in certain contracts, the General Account. A Policy's Cash Value will reflect the amount and frequency of Net Premium payments, the investment performance of any selected Divisions of the Separate Account, any Policy Loans, any partial withdrawals, and the charges imposed in connection with the Policy. (See Policy Benefits--Cash Value.) There is no minimum guaranteed Cash Value.

     Policy Loans. After the first Policy Anniversary, an Owner may borrow against the Cash Value of a Policy. The maximum amount that may be borrowed under a Policy ("the Loan Value") is 90% of the Cash Value of the Policy on the date the loan request is received, less interest to the next Policy Anniversary, less any outstanding Indebtedness, less any surrender charges, and less monthly deductions to the next Policy Anniversary. Loan interest is payable on each Policy Anniversary, and all outstanding Indebtedness will be deducted from proceeds payable at the Insured's death, upon the exercise of a settlement option, or upon surrender.

     A Policy Loan will be allocated among the General Account (if available) and the various Divisions of the Separate Account. When a loan is allocated from the Division(s) of the Separate Account, a portion of the Policy's Cash Value in the Division(s) of the Separate Account sufficient to secure the loan will be transferred to the Loan Account as security for the loan. Therefore, a loan may have impact on the Policy's Cash Value even if it is repaid. A Policy Loan may be repaid in whole or in part at any time while the Policy is in force. (See Policy Rights--Loans.) Loans taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters.)

     Surrender And Partial Withdrawals. At any time that a Policy is in force, an Owner may elect to surrender the Policy and receive its Cash Surrender Value plus the value of any unpaid dividends determined prior to the surrender. After the first year, an Owner may also request a partial withdrawal of the Cash Surrender Value. When the death benefit is not based on an applicable percentage of the Cash Value, a partial withdrawal reduces the death benefit payable under the Policy by an amount equal to the reduction in the Policy's Cash Value. A surrender or a partial withdrawal may have Federal income tax consequences. (See Federal Tax Matters.)

     Right To Examine Policy. The Owner has a limited right to return a Policy for cancellation within 20 days after receiving it (30 days if the Owner is a resident of California and is age 60 or older), within 45 days after the application is signed, or within 10 days after the Company mails a notice of this cancellation right, whichever is latest. If a Policy is canceled within this time period, a refund will be paid which will equal all premiums paid under the Policy, except in Kansas. The Owner also has a similar right to cancel a requested increase in Face Amount. Upon cancellation of an increase, the additional charges deducted in connection with the increase will be added to the Cash Value. (See Policy Rights--Right to Examine Policy.)

     Illustrations of Death Benefits and Cash Surrender Values. Illustrations on pages A-2 to A-19 in Appendix A show how death benefits and Cash Surrender Values may vary based on certain rate of return assumptions and how these benefits compare with amounts which would accumulate if premiums were invested to earn interest at 5% compounded annually. If a Policy is surrendered in the early Policy Years, the Cash Surrender Value payable will be low as compared to premiums accumulated at interest, and consequently the insurance protection provided prior to surrender will be costly. You may make a written request for a projection of illustrated future Cash Values and death benefits for a nominal fee not to exceed $25.00.

     Tax Consequences of the Policy. If a Policy is issued on the basis of a standard premium class or on a guaranteed or simplified issue basis, while limited guidance exists, the Company believes that the Policy should qualify as a life insurance contract for Federal income tax purposes. However, if a Policy is issued on a substandard basis, it is unclear whether or not such a Policy would qualify as a life insurance contract for Federal income tax purposes. Assuming that the Policy qualifies as a life insurance contract for Federal income tax purposes, the Company believes the Cash Value of the Policy should be subject to the same Federal income tax treatment as the Cash Value of a conventional fixed-benefit contract. If so, the Owner is not considered to be in constructive receipt of the Cash Value under the Policy until there is a distribution. A change of Owners, a surrender, a partial withdrawal, a lapse with outstanding Indebtedness, or an exchange may have tax consequences, such as making the Policy a modified endowment contract, depending on the particular circumstances. (See Federal Tax Matters.)

     A Policy may be treated as a "modified endowment contract" depending upon the amount of premiums paid in relation to the death benefit. If the Policy is a modified endowment contract, then all pre-death distributions, including Policy Loans and due but unpaid loan interest, will be treated first as a distribution of taxable income and then as a return of basis or investment in the contract. In addition, prior to age 59 1/2 taxable income from such distributions generally will be subject to a 10% additional tax. A prospective Owner should contact a competent tax advisor before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract, and before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

     If the Policy is not a modified endowment contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10.0% additional tax. (See Federal Tax Matters.)

     Dividends. While a Policy is in force, it may share in the divisible surplus of the Company. Each year the Company will determine the share of divisible surplus accruing to a Policy and will distribute the surplus as a dividend. The Company is not obligated to pay dividends on the Policies. (See Dividends.)

     This Prospectus describes only those aspects of the Policies that relate to the Separate Account, except where General Account matters are specifically mentioned. For a brief summary of the aspects of the Policies relating to the General Account, see The General Account.

                     THE COMPANY AND THE SEPARATE ACCOUNT

The Company

     General American Life Insurance Company ("General American" or "the Company") was originally incorporated as a stock company in 1933. In 1936, General American initiated a program to convert to a mutual life insurance company. In 1997, General American's policyholders approved a reorganization of the Company into a mutual holding company structure under which General American became a stock company wholly owned by GenAmerica Corporation, an intermediate stock holding company.

     On January 6, 2000 The Metropolitan Life Insurance Company of New York ("MetLife") acquired GenAmerica Corporation. As a result of that transaction, General American became an indirect, wholly-owned subsidiary of MetLife.

     Headquartered in New York City since 1868, MetLife is a leading provider of insurance and financial services to a broad spectrum of individual and group customers. The company, with approximately $357.7 billion worth of assets under management as of December 31, 1998, provides individual insurance and investment products to approximately 9 million households in the United States. MetLife also serves over 33 million people by providing group insurance and investment products to corporations and other institutions.

     General American is principally engaged in writing individual and group life insurance policies and annuity contracts. As of December 31, 1998, it had consolidated assets of approximately $29 billion. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices of General American are located at 700 Market Street, St. Louis, Missouri 63101. The mailing address of General American's service center ("the Home Office") is P.O. Box 14490, St. Louis, Missouri 63178.

The Separate Account

     General American Life Insurance Company Separate Account Eleven ("the Separate Account") was established by General American as a separate investment account on January 24, 1985 under Missouri law. The Separate Account will receive and invest the Net Premiums paid under this Policy and allocated to it. In addition, the Separate Account currently receives and invests Net Premiums for other classes of flexible premium variable life insurance policies and might do so for additional classes in the future.

     The Separate Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act") and meets the definition of a "separate account" under Federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account or General American by the SEC.

     The Separate Account is divided into Divisions. Divisions invest in corresponding Funds from various open-end, diversified management investment companies. Income and both realized and unrealized gains or losses from the assets of each Division of the Separate Account are credited to or charged against that Division without regard to income, gains, or losses from any other Division of the Separate Account or arising out of any other business General American may conduct.

     Although the assets of the Separate Account are the property of General American, the assets in the Separate Account equal to the reserves and other liabilities of the Separate Account are not chargeable with liabilities arising out of any other business which General American may conduct. The assets of the Separate Account are available to cover the general liabilities of General American only to the extent that the Separate Account's assets exceed its liabilities arising under the Policies. From time to time, the Company may transfer to its General Account any assets of the Separate Account that exceed the reserves and the Policy liabilities of the Separate Account (which will always be at least equal to the aggregate Policy value allocated to the Separate Account under the Policies). Before making any such transfers, General American will consider any possible adverse impact the transfer may have on the Separate Account.

General American Capital Company

     General American Capital Company ("the Capital Company") is an open-end, diversified management investment company which was incorporated in Maryland on November 15, 1985, and commenced operations on October 1, 1987. Only the Capital Company Funds described in this section of the Prospectus are currently available as investment choices for this Policy even though additional Funds may be described in the prospectus for Capital Company. Shares of Capital Company are currently offered to separate accounts established by General American Life Insurance Company and affiliates. The Capital Company's investment advisor is Conning Asset Management Company ("the Advisor"), an indirect majority-owned subsidiary of General American. The Advisor selects investments for the Funds.

     The investment objectives and policies of each Fund are summarized below:

     S & P 500 Index Fund: The investment objective of this Fund is to provide investment results that parallel the price and yield performance of publicly-traded common stocks in the aggregate. The Fund uses the Standard & Poor's 500 Composite Stock Price Index ("the S&P Index") as its standard for performance comparison. The Fund attempts to duplicate the performance of the S&P Index and includes dividend income as a component of the Fund's total return.

     Money Market Fund: The investment objective of this Fund is to provide the highest level of current income which is consistent with the preservation of capital and maintenance of liquidity. The Fund invests primarily in high-quality, short-term money market instruments.

     Bond Index Fund: The investment objective of this Fund is to provide a rate of return that reflects the performance of the publicly-traded bond market as a whole. The Fund uses the Lehman Brothers Government/Corporate Bond Index as its standard for performance comparison.

     Effective October 1, 1992, a change in the objectives and investment policies took place relative to what was previously offered as the Intermediate Bond Fund. That change was approved by the shareholders of the Fund at the General American Capital Company annual shareholder meeting on July 22, 1992. All historical financial information contained within this Prospectus and in the accompanying financial statements relating to the Intermediate Bond Fund report on its operations under its objectives. The successor to the Intermediate Bond Fund is the Bond Index Fund.

     Because the investment objectives of the Bond Index Fund differ from those of the Intermediate Bond Fund, the historical financial data of the Intermediate Bond Fund should not be viewed as historical financial data of the Bond Index Fund.

     Managed Equity Fund: The investment objective of this Fund is long-term growth of capital, obtained by investing primarily in common stocks. Securing moderate current income is a secondary objective.

     Asset Allocation Fund: The investment objective of this Fund is a high rate of long-term total return, composed of capital growth and income payments. Preservation of capital is the secondary objective and chief limit on investment risk. The Fund will invest only in those types of securities that the other Capital Company Funds may invest in. The Asset Allocation Fund may be invested in common stocks, in bonds, in money market instruments, or in a combination thereof consistent with guidelines established from time to time by Capital Company's Board of Directors.

     International Index Fund: The investment objective of this Fund is to obtain investment results that parallel the price and yield performance of publicly-traded common stocks included in the Morgan Stanley Capital International ("MSCI") Europe, Australia and Far East Index ("EAFE").

     Mid-Cap Equity Fund: The investment objective of this Fund is capital appreciation. It pursues this objective by investing primarily in common stocks of United States-based, publicly traded companies with medium market capitalizations falling within the capitalization range of the S&P Mid-Cap 400 at the time of the Fund's investment.

     Small-Cap Equity Fund: The investment objective of this fund is to provide a rate of return that corresponds to the performance of the common stock of small companies, while incurring a level of risk that is generally equal to the risks associated with small company common stock. The Fund attempts to duplicate the performance of the smallest 20% of companies, based on capitalization size, that are based in the United States and listed on the New York Stock Exchange ("NYSE").

Russell Insurance Funds

     Russell Insurance Funds ("RIF") is organized as a Massachusetts business trust under a Master Trust Agreement dated July 11, 1996. RIF is authorized to issue an unlimited number of shares evidencing beneficial interests in different investment Funds, which interests may be offered in one or more classes. RIF is a diversified open end management investment company, commonly known as a "mutual fund." Frank Russell Company, which is a consultant to RIF, has been primarily engaged since 1969 in providing asset management consulting services to large corporate employee benefit funds. Major components of its consulting services are: (i) quantitative and qualitative research and evaluation aimed at identifying the most appropriate investment management firms to invest large pools of assets in accord with specific investment objectives and styles; and (ii) the development of strategies for investing assets using "multi-style, multi-manager diversification." This is a method for investing large pools of assets by dividing the assets into segments to be invested using different investment styles, and selecting money managers for each segment based upon their expertise in that style of investment. General management of RIF is provided by Frank Russell Investment Management Company, a wholly-owned subsidiary of Frank Russell Company, which furnishes officers and staff required to manage and administer RIF on a day-to-day basis.

     The investment objectives and policies of each Fund are summarized below:

     Multi-Style Equity Fund: The investment objective of this Fund is to provide income and capital growth by investing principally in equity securities.

     Aggressive Equity Fund: This Fund seeks to provide capital appreciation by assuming a higher level of volatility than is ordinarily expected from the Multi-Style Equity Fund while still investing in equity securities.

     Non-U.S. Fund: This Fund's objective is to provide favorable total return and additional diversification for U.S. investors by investing primarily in equity and fixed-income securities of non-U.S. companies, and securities issued by non-U.S. governments.

     Core Bond Fund: This Fund's objective is to maximize total return, through capital appreciation and income, by assuming a level of volatility consistent with the broad fixed-income market. The Fund invests in fixed-income securities.

American Century Variable Portfolios

     American Century Variable Portfolios, Inc., a part of American Century Investments, was organized as a Maryland corporation on June 4, 1987. It is a diversified, open-end management investment company. Its business and affairs are managed by its officers under the Direction of its Board of Directors. American Century Investment Management, Inc. serves as the investment manager of the fund.

     The investment objective and policies of the Funds are summarized below:

     Income & Growth Fund: The investment objective of this Fund is to attain long-term growth of capital as well as current income. The Fund pursues a total return and dividend yield that exceed those of the S&P 500 by investing in stocks of companies with strong dividend growth potential. Dividends are paid monthly.

     International Fund: This Fund seeks capital growth over time by investing in common stocks of foreign companies considered to have better-than-average prospects for appreciation. Because the Fund invests in foreign securities, a higher degree of short-term price volatility, or risk, is expected due to factors such as currency fluctuation and political instability.

     Value Fund: This Fund is a core equity fund that seeks long-term capital growth. Income is a secondary objective. To pursue its objectives, the fund invests primarily in equity securities of wellestablished companies that are believed by management to be undervalued at the time of purchase. Please note that this is an equity investment and, by nature, may fluctuate in value.

J.P. Morgan Series Trust II

     J.P. Morgan Series Trust II is an open-end diversified management investment company organized as a Delaware Business Trust. The Trust's investment adviser is J.P. Morgan Investment Management, Inc., a registered investment adviser and a wholly owned subsidiary of J.P. Morgan & Co., Incorporated, a bank holding company organized under the laws of Delaware.

     The investment objective and policies of the Funds are summarized below:

     Bond Portfolio: This Fund seeks to provide a high total return consistent with moderate risk of capital and maintenance of liquidity. The Fund is designed for investors who seek a total return over time that is higher than that generally available from a portfolio of shortterm obligations while acknowledging the greater price fluctuation of longer-term instruments.

     Small Company Portfolio: The investment objective of this Fund is to provide high total return from a portfolio of equity securities of small companies. The Fund invests at least 65% of the value of its total assets in the common stock of small U.S. Companies primarily with market capitalizations less than $1 billion. The Fund is designed for investors who are willing to assume the somewhat higher risk of investing in small companies in order to seek a higher return over time than might be expected from a portfolio of stocks of large companies.

Fidelity Variable Insurance Products Fund

     Fidelity Variable Insurance Products Fund ("VIP") is an open-end, diversified management investment company organized as a Massachusetts business trust on November 13, 1981. Only the Funds described in this section of the Prospectus are currently available as investment choices for this Policy even though additional Funds may be described in the prospectus for VIP. VIP shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ("FMR") of Boston, Massachusetts, is the Fund's Manager.

     The investment objective and policies of each Fund are summarized below:

     High Income Portfolio: The investment objective of this Fund is to seek a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. Lower-rated securities, commonly referred to as "junk bonds", involve greater risk of default or price change than securities assigned a higher quality rating.

     Equity-Income Portfolio: The investment objective of this Fund is to seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities, FMR also will consider the potential for capital appreciation. The Fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

     Growth Portfolio: The investment objective of this Fund is to seek capital appreciation. The Fund normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

     Overseas Portfolio: The investment objective of this Fund is to seek long-term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

Fidelity Variable Insurance Products Fund II

     Fidelity Variable Insurance Products Fund II ("VIP II") is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988. Only the Fund described in this section of the Prospectus is currently available as an investment choice for this Policy even though additional Funds may be described in the prospectus for VIP II. VIP II shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the Fund's manager.

     The investment objective and policies of the Fund are summarized below:

     Asset Manager Portfolio: The investment objective of this Fund is to seek a high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds, and short-term fixed income instruments.

Fidelity Variable Insurance Products Fund III

     Fidelity Variable Insurance Products Fund III ("VIP III") is an openend, diversified management investment company organized as a Massachusetts business trust. Only the Fund described in this section of the Prospectus is currently available as an investment choice for this Policy even though additional Funds may be described in the prospectus for VIP III. VIP III shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the Fund's manager.

     The investment objective and policies of the Fund are summarized below:

     Mid Cap Equity Fund: This Fund seeks long-term capital growth by investing primarily in common stocks, with at least 65% of total assets in securities of companies with medium market capitalizations, similar to those in the S&P MidCap 400. The fund may potentially invest in domestic and foreign companies with smaller or larger market capitalizations, investing in either "growth" or "value" stocks or both. The fund selects investments by using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions.

Van Eck Worldwide Insurance Trust

     Van Eck Worldwide Insurance Trust ("Van Eck") is an open-end management investment company organized as a Massachusetts business trust on January 7, 1987. Only the Funds described in this section of the Prospectus are currently available as investment choices for this Policy even though additional Funds may be described in the prospectus for Van Eck. Shares of Van Eck are offered only to separate accounts of various insurance companies to support benefits of variable insurance and annuity policies. The assets of Van Eck are managed by Van Eck Global Corporation of New York, New York.

     The investment objectives and policies of the Funds are summarized below:

     Worldwide Hard Assets Fund: The investment objective of the Fund is to seek long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production, and distribution of one or more of the following: (i) precious metals, (ii) ferrous and non-ferrous metals, (iii) oil and gas, (iv) forest products, (v) real estate, and (vi) other basic nonagricultural commodities (together "Hard Assets"). Current income is not an objective.

     Worldwide Emerging Markets Fund: The investment objective of this Fund is to obtain long-term capital appreciation by investing in equity securities in emerging markets around the world. The Fund emphasizes primarily investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth.

SEI Insurance Products Trust

     SEI Investments is a publicly-traded, diversified financial services firm dedicated to helping investors more effectively manage their financial assets. SEI Investments was incorporated in Pennsylvania in 1968 under the original name of Simulated Environments, Inc. SEI Investments Management Corporation
(SIMC), SEI Investments Distribution Company (SIDCO), and SEI Trust Company are the principal wholly-owned subsidiaries of SEI Investments. SIMC is an investment advisor registered with the Securities and Exchange Commission (SEC) under the Investment Advisers Act of 1940. SIDCO is a broker-dealer registered with the SEC under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. SEI Insurance Products Trust is a mutual fund family that offers shares in separate investment portfolios (Funds). The Funds have individual investment goals and strategies and are designed exclusively as funding vehicles for variable life insurance and variable annuity contracts. SEI Investments Management Corporation is the Investment Adviser to SEI Insurance Products Trust.

     The investment objectives and policies of the Funds are summarized below.

     Large Cap Value Fund: This Fund invests primarily in common stocks of U.S. Companies with market capitalizations of more than $1 billion. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Each Sub-Adviser, in managing its portions of the Funds' assets, selects stocks it believes are undervalued in light of such fundamental characteristics as earnings, book value or return on equity.

     The Fund's portfolio is diversified as to issuers and industries.

     Large Cap Growth Fund: This Fund invests primarily in common stocks of U.S. companies with market capitalizations of more than $1 billion. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Each Sub-Adviser, in managing its portion of the Fund's assets, selects stocks it believes have significant growth potential in light of such characteristics as revenue and earnings growth and positive earnings surprises. The Fund's portfolio is diversified as to issuers and industries.

     Small Cap Value Fund: This Fund invests primarily in common stocks of U.S. Companies with market capitalizations of less than $2 billion. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Each Sub-Adviser, in managing its portions of the Funds' assets, selects stocks it believes are undervalued in light of such fundamental characteristics as earnings, book value or return on equity. The Fund's portfolio is diversified as to issuers and industries.

     Small Cap Growth Fund: This Fund invests primarily in common stocks of U.S. companies with market capitalizations of less than $2 billion. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Each Sub-Adviser, in managing its portion of the Fund's assets, selects stocks it believes have significant growth potential in light of such characteristics as revenue and earnings growth and positive earnings surprises. The Fund's portfolio is diversified as to issuers and industries.

     International Equity Fund: This Fund invests primarily in common stocks and other equity securities of foreign companies. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. The Fund's portfolio is diversified as to issuers, markets capitalization, industry and country. The Fund primarily invests in companies located in developed countries, but may also invest in companies located in emerging markets.

     Emerging Markets Equity Fund: This Fund invests primarily in common stocks and other equity securities of foreign companies located in emerging markets countries. The fund uses a multimanager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. The Fund is diversified as to issuers, market capitalization, industry and country.

     Core Fixed Income Fund: This Fund invests primarily in investment grade U.S. corporate and government fixed income securities, including mortgage-backed securities. The Fund uses a multimanager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Sub-Advisers are selected for their expertise in managing various kinds of fixed income securities, and each Sub-Adviser makes investment decisions based on an analysis of yield trends, credit ratings and other factors in accordance with its particular discipline. While each Sub-Adviser chooses securities of different types and maturities, the Fund in the aggregate generally will have a dollar-weighted average duration that is consistent with that of the broad U.S. fixed income market.

     High Yield Bond Fund: This Fund invests primarily in fixed income securities rated below investment grade ("junk bonds"), including corporate bonds and debentures, convertible and preferred securities, and zero coupon obligations. The Sub-Adviser chooses securities that offer a high current yield as well as total return potential. The Fund's securities are diversified as to issuers and industries. The Fund's average weighted maturity may vary, and will generally not exceed ten years. There is no limit on the maturity or on the credit quality of any security.

     International Fixed Income Fund: This Fund invests primarily in foreign government, corporate, and mortgage-backed securities. In selecting investments for the Fund, the Sub-Adviser chooses investment grade securities issued by corporations and governments located in various developed foreign countries, looking for opportunities for capital appreciation and gain, as well as current income. There are no restrictions on the Fund's average portfolio maturity or on the maturity of any specific security.

     Emerging Markets Debt Fund: This Fund invests primarily in U.S. dollar denominated debt securities of government, government-related and corporate issuers in emerging markets countries, as well as entities organized to restructure the outstanding debt of such issuers. The Sub-Advisor will spread the Fund's holdings across a number of countries and industries to limit its exposure to a single emerging market economy. There are no restrictions on the Fund's average portfolio maturity, or on the maturity of any specific security. There is no minimum rating standard for the Fund's securities, and the Fund's securities will generally be in the lower or lowest rating categories.

Metropolitan Series Fund

     The Metropolitan Series Fund, Inc. is a "series" type of mutual fund, which is registered as an open-end management investment company under the 1940 Act. The fund is divided into Portfolios, each of which represents a different class of stock in which a corresponding investment division of Separate Account UL invests. Separate Account UL was established under New York law on December 13, 1988. It is registered as a unit investment trust under the Investment Company Act of 1940.

     The investment objectives and policies of the Funds available under your Policy are summarized below:

     Janus Mid Cap Portfolio: The Portfolio seeks long-term growth of capital. It normally invests at least 65% of its total assets in common stocks of medium capitalization companies selected for their growth potential. The portfolio manager defines medium capitalization ("mid-cap") companies as those whose market capitalization falls within the range of companies included in the S&P MidCap 400 Index at the time of the purchase. The Portfolio is non-diversified, so that it can own larger positions in a smaller number of issuers. This means that appreciation or depreciation of a single investment can have a greater impact on the Portfolio's share price. The portfolio manager generally takes a "bottom up" approach to building the Portfolio by identifying the companies with earnings growth potential that may not be recognized by the market at large, without regard to any industry sector or other similar selection procedure.

     T. Rowe Price Large Cap Growth Portfolio: This Portfolio seeks long-term growth of capital, with dividend income as a secondary goal. It normally invests at least 65% of its total assets in a diversified group of large capitalization growth companies. The portfolio managers define large capitalization ("large-cap") companies as those whose market capitalization falls within the range of the largest 300 companies included in the Russell 3000 Index at the time of the purchase. The Portfolio generally looks for companies with above-average growth in earnings and cash flow; the ability to sustain earnings momentum even during economic slowdowns by operating in industries or service sectors where earnings and dividends can outpace inflation and the overall economy; or that have a lucrative niche in the economy where profit margins widen due to economic factors (rather than one-time events such as lower taxes). The Portfolio expects to invest in common stocks of companies that normally (but not always) pay dividends that are generally expected to rise in future years as earnings rise.

     T. Rowe Price Small Cap Growth Portfolio: The investment objective of this Portfolio is long-term capital growth. The Portfolio normally invests at least 65% of its total assets in a diversified group of small capitalization companies. The portfolio manager defines small capitalization ("small cap") companies as those whose market capitalization falls within the range of companies included in the bottom 10% of the S&P 500 Index at the time of the purchase. The Portfolio expects to invest primarily in common stocks and convertible securities of companies in the development stage of their corporate life cycle with potential to achieve long-term earnings growth faster than the overall market.

New England Zenith Fund

     New England Zenith Fund is an open-end diversified management investment company, more commonly known as a mutual fund, consisting of multiple investment portfolios, known as the Series. New England Investment Management, Inc. (NEIM) was organized in 1994 by New England Financial to serve as the investment adviser to the Series.

     The investment objectives and policies of the Fund available under your Policy are summarized below:

     Alger Equity Growth Series: Alger invests Equity Growth's assets primarily in growth stocks. Alger will ordinarily invest at least 65% of Equity Growth's total assets in equity securities of issues with market capitalization of $1 billion or greater. Alger seeks out and invests primarily in companies that are traded on domestic stock exchanges or in the domestic over-the-counter market. The companies Alger chooses for the portfolio of the Series may still be in the development stage. They may be older companies that appear to be entering a new stage of growth progress due to factors like management changes or development of new technologies, products or markets, or may be companies providing products or services with a high unit volume growth rate. Alger focuses on fundamental characteristics of individual companies and does not allocate assets based on specific industry sectors.

     THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE ITS STATED OBJECTIVE. It is conceivable that in the future it may be disadvantageous for Funds to offer shares to separate accounts of various insurance companies to serve as the investment medium for their variable products or for both variable life and annuity separate accounts to invest simultaneously in Capital Company. The Board of Trustees of each Fund is required to monitor events to identify any material irreconcilable conflicts that may possibly arise, and to determine what action, if any, should be taken in response to those events or conflicts. A more detailed description of the Funds, their investment policies, restrictions, risks, and charges is in each Fund's prospectus, which must accompany or precede this Prospectus and which should be read carefully.

              ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

     The Company reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Separate Account or that the Separate Account may purchase. The Company reserves the right to eliminate the shares of any of the Funds and to substitute shares of another Fund currently available under the Policy, or of another registered open-end investment company, if the shares of a Fund are no longer available for investment, or if in its judgment further investment in any Fund becomes inappropriate in view of the purposes of the Separate Account. The Company will not substitute any shares attributable to an Owner's interest in a Division of the Separate Account without notice to the Owner and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Owners.

     The Company also reserves the right to establish additional Divisions of the Separate Account, each of which would invest in a new Fund with a specified investment objective. New Divisions may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant. Any new Division will be made available to existing Owners on a basis to be determined by the Company. To the extent approved by the SEC, the Company may also eliminate or combine one or more Divisions, substitute one Division for another Division, or transfer assets between Divisions if, in its sole discretion, marketing, tax, or investment conditions warrant.

     In the event of a substitution or change, the Company may, if it considers it necessary, make such changes in the Policy by appropriate endorsement, and offer conversion options required by law, if any. The Company will notify all Owners of any such changes.

     If deemed by the Company to be in the best interests of persons having voting rights under the Policy, and to the extent any necessary SEC approvals or Owner votes are obtained, the Separate Account may be: (a) operated as a management company under the 1940 Act; (b) de-registered under that Act in the event such registration is no longer required; or (c) combined with other separate accounts of the Company. To the extent permitted by applicable law, the Company may also transfer the assets of the Separate Account associated with the Policy to another separate account.

                                POLICY BENEFITS

Death Benefit

     As long as the Policy remains in force (See Payment and Allocation of Premiums--Policy Lapse and Reinstatement), the Company will, upon receipt of proof of the Insured's death at its Home Office, pay the death benefit in a lump sum. The amount of the death benefit payable will be determined at the end of the Valuation Period during which the Insured's death occurred. The death benefit will be paid to the surviving Beneficiary or Beneficiaries specified in the application or as subsequently changed.

     The Policy provides three death benefit options: "Death Benefit Option A", "Death Benefit Option B", and "Death Benefit Option C". The death benefit under all options will never be less than the current Face Amount of the Policy as long as the Policy remains in force. (See Payment and Allocation of Premiums--Policy Lapse and Reinstatement.) The minimum Face Amount currently is $50,000.

     Death Benefit Option A. Under Death Benefit Option A, the death benefit is the current Face Amount of the Policy or, if greater, the applicable percentage of Cash Value on the date of death. The applicable percentage is 250% for an Insured Attained Age 40 or below on the Policy Anniversary prior to the date of death. For Insureds with an Attained Age over 40 on that Policy Anniversary, the percentage is lower and declines with age as shown in the Applicable Percentage of Cash Value Table shown below. Accordingly, under Death Benefit Option A, the death benefit will remain level at the Face Amount unless the Applicable Percentage of Cash Value exceeds the current Face Amount, in which case the amount of the death benefit will vary as the Cash Value varies. (See Illustrations of Death Benefits and Cash Values, Appendix A.)

     Death Benefit Option B. Under Death Benefit Option B, the death benefit is equal to the current Face Amount plus the Cash Value of the Policy on the date of death or, if greater, the applicable percentage of the Cash Value on the date of death. The applicable percentage is the same as under Death Benefit Option A: 250% for an Insured Attained Age 40 or below on the Policy Anniversary prior to the date of death, and for Insureds with an Attained Age over 40 on that Policy Anniversary the percentage declines as shown in the Applicable Percentage of Cash Value Table shown below. Accordingly, under Death Benefit Option B, the amount of the death benefit will always vary as the Cash Value varies (but will never be less than the Face Amount). (See Illustrations of Death Benefits and Cash Values, Appendix A.)

                Applicable Percentage of Cash Value Table/(1)/

                                        Percentage of
                          Insured Age    Cash Value
                          ------------- -------------
                            0 to 40          250%
                               45            215%
                               50            185%
                               55            150%
                               60            130%
                               65            120%
                               70            115%
                             75-90           105%
                          94 and older       101%

-----------------
(1) For ages that are not shown on the table, the applicable percentage multiples will decrease by a ratable portion for each full year.

     Death Benefit Option C. Under Death Benefit Option C, the death benefit is equal to the current Face Amount of the Policy or, if greater, the Cash Value on the date of death multiplied by the "Attained Age factor" (a list of sample Attained Age factors is shown in the Sample Attained Age Factor Table below). Accordingly, under Death Benefit Option C, the death benefit will remain level at the Face Amount unless the Cash Value multiplied by the Attained Age factor exceeds the current Face Amount, in which case the amount of the death benefit will vary as the Cash Value varies. (See Illustrations of Death Benefits and Cash Values, Appendix A.)

                            Death Benefit Option C
                       Sample Attained Age Factor Table*

                                                              Female Lives
  Insured Attained    Male Lives Factor Male Lives Factor        Factor       Female Lives Factor
        Age               Nonsmoker           Smoker            Nonsmoker            Smoker
--------------------  ----------------- ----------------- ------------------- -------------------
        20                 7.04625           5.70592            8.03974             7.06035
        25                 6.05114           4.92067            6.81914             5.98942
        30                 5.14023           4.19324            5.77002             5.07111
        35                 4.34146           3.55672            4.87119             4.29400
        40                 3.66645           3.02488            4.11828             3.64676
        45                 3.10793           2.59310            3.49830             3.12711
        50                 2.64629           2.24502            2.98426             2.70185
        55                 2.26818           1.96426            2.55836             2.34994
        60                 1.96389           1.74181            2.20532             2.05662
        65                 1.72123           1.56496            1.91023             1.80744
        70                 1.53188           1.42835            1.67283             1.60606
        75                 1.38673           1.32212            1.48109             1.44005

                                                              Female Lives
  Insured Attained    Male Lives Factor Male Lives Factor        Factor       Female Lives Factor
        Age               Nonsmoker           Smoker            Nonsmoker            Smoker
--------------------  ----------------- ----------------- ------------------- -------------------
        80                 1.28057           1.24518            1.33746             1.31577
        85                 1.20158           1.18661            1.23110             1.22199
        90                 1.14546           1.14189            1.15634             1.15435
        95                 1.08918           1.08918            1.09058             1.09058

-----------------------
In the first year, the factor may be slightly higher and may vary by risk class.

     Change In Death Benefit Option. After the first Policy Anniversary, if the Policy was issued with either Death Benefit Option A or Death Benefit Option B, the death benefit option may be changed. The option may be changed once each Policy Year, and a request for change must be made to the Company in writing. The effective date of such a change will be the Monthly Anniversary on or following the date the Company receives the change request. A change in death benefit option may have Federal income tax consequences. (See Federal Tax Matters).

     A Death Benefit Option A Policy may change its death benefit option to Death Benefit Option B. The Face Amount will be decreased to equal the death benefit less the Cash Value on the effective date of change. A

     Death Benefit Option B Policy may change its death benefit option to Death Benefit Option A. The Face Amount will be increased to equal the death benefit on the effective date of change. A Policy issued under Death Benefit Option C may not change to either Death Benefit Option A nor Death Benefit Option B for the entire lifetime of the Policy.

     Similarly, a Policy issued under either Death Benefit Option A or Death Benefit Option B may not change to Death Benefit Option C for the lifetime of the Policy.

     Satisfactory evidence of insurability must be submitted to the Company in connection with a request for a change from Death Benefit Option A to Death Benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount.

     A change in death benefit option will not in itself result in an immediate change in the amount of a Policy's death benefit or Cash Value. In addition, if, prior to or accompanying a change in the death benefit option, there has been an increase in the Face Amount, the cost of insurance charge may be different for the increased amount. (See Monthly Deduction--Cost of Insurance.)

     Change in Face Amount and Additional Coverage From Riders. Subject to certain limitations set forth below, an Owner may increase or decrease the Face Amount of a Policy once each Policy Year, but not before the first Policy Anniversary. A written request is required for a change in the Face Amount. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect an Owner's cost of insurance charge. (See Monthly Deduction--Cost of Insurance.) A change in the Face Amount of a Policy may have Federal income tax consequences, including conversion of the Policy into a modified endowment contract. (See Federal Tax Matters.)

     For an increase in the Face Amount, the Company requires that satisfactory evidence of insurability be submitted. An application for an increase must be received by the Company. If approved, the increase will become effective as of the Monthly Anniversary on or following receipt of the application by the Company. In addition, the Insured must have an Attained Age of not greater than 80 on the effective date of the increase. The increase may not be less than $5,000. Although an increase need not be accompanied by an additional premium (unless it is required to meet the next monthly deduction), the Cash Surrender Value in effect immediately after the increase must be sufficient to cover the next monthly deduction. To the extent the Cash Surrender Value is not sufficient, an additional premium must be paid. (See Charges and Deductions--Monthly Deduction.) An increase in Face Amount will result in certain additional charges. (See Charges and Deductions--Monthly Deduction.) For the Owner's rights upon an increase in Face Amount, see Policy Rights--Right to Examine Policy. Owners should consult their sales representative before deciding whether to increase coverage by increasing the Face Amount of a Policy.

     An Owner also may increase insurance coverage without increasing the Policy's Face Amount by purchasing a lower cost Supplemental Coverage Term Rider ("SCTR") at the time the Policy is issued. A SCTR increases the death benefit under a Policy by the face amount of the rider. In addition, a SCTR may be canceled separately from the Policy (i.e., it can be canceled without causing the Policy to be canceled or to lapse), and no additional Contingent Deferred Sales Charge is assessed in connection with a SCTR. (See Additional Insurance Benefits-- Supplemental Coverage Term Rider.) Owners should consult their sales representative when deciding whether to purchase a SCTR at the time the Policy is issued.

     An Owner may increase a Policy's Face Amount (and the coverage under a SCTR, if one was purchased) on a systematic basis by purchasing an Increasing Benefit Rider ("IBR") at the time the Policy is issued. An IBR provides generally for automatic annual increases in Face Amount (and in any SCTR) until the Insured attains age 65. (See Additional Insurance Benefits--Increasing Benefit Rider.)

     Any decrease in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by the Company. The amount of the requested decrease must be at least $5,000, and the Face Amount remaining in force after any requested decrease may not be less than the minimum Face Amount. If following a decrease in Face Amount, the Policy would not comply with the maximum premium limitations required by Federal tax law (See Payment and Allocation of Premiums), the decrease may be limited or Cash Value may be returned to the Owner (at the Owner's election), to the extent necessary to meet these requirements.

     Solely for the purpose of maintaining compliance with the maximum premium limitations under the Internal Revenue Code of 1986, as amended ("the Code"), insurance coverage provided by a SCTR will be treated as part of the Face Amount of a Policy. Decreases in Face Amount will be applied in the following order:

          (1) to any Face Amount increases resulting from a change from Death Benefit Option B to Death Benefit Option A; then to

          (2) any requested increases in Face Amount, starting with the most recent increase, followed by the next most recent increase successively; then to

          (3) any automatic increases to the initial Face Amount resulting from the IBR; then to

          (4)  the initial Face Amount.

     This order of reduction will be used to determine the amount of subsequent cost of insurance charges (See Monthly Deduction--Cost of Insurance), and whether and in what amount a surrender charge will be deducted. If the decrease in Face Amount is made against a Policy that was subject to a surrender charge and which has been in force for less than fifteen Policy Years, then a surrender charge will be assessed against all Divisions and the General Account proportionately. (See Charges and Deductions--Contingent Deferred Sales Charge.)

     Owners may reduce or cancel coverage under a SCTR separately from the Face Amount of a Policy. Likewise, the Face Amount of a Policy may be decreased without reducing the coverage of any SCTR. In the event, however, that an Owner who has a SCTR requests a reduction in coverage without specifying whether the SCTR coverage or the Face Amount should be reduced, the SCTR coverage will be reduced first followed by the Face Amount (in the order shown above for Face Amount reductions) as follows:

          (1)    any automatic increases to the SCTR resulting from an IBR;
                 then to

          (2)    any SCTR coverage.

     Because no CDSC is assessed in connection with a reduction of coverage under a SCTR, such a reduction may be less expensive than a decrease in Face Amount if that increment of Face Amount would be subject to a CDSC. On the other hand, continuing coverage on such an increment of Face Amount may have a cost of insurance that is higher than the same amount of coverage under the SCTR. Owners should consult their sales representative before deciding whether to reduce Face Amount or SCTR coverage under a Policy.

     Payment of the Death Benefit. The death benefit under the Policy will ordinarily be paid in a lump sum within seven days after the Company receives all documentation required for such a payment. Payment may, however, be postponed in certain circumstances. (See General Matters-- Postponement of Payments from the Separate Account.) The death benefit will be increased by any unpaid dividends determined prior to the Insured's death, and by the amount of the monthly cost of insurance for the portion of the month from the date of death to the end of the month, and reduced by any outstanding Indebtedness. (See General Matters-- Additional Insurance Benefits, Dividends, and Charges and Deductions.)

     The Company will pay interest on the death benefit from the date of the Insured's death to the date of payment. Interest will be at an annual rate determined by the Company, but will never be less than the guaranteed rate of 4.0%. Provisions for settlement of the death benefit other than a lump sum payment may only be made upon written agreement with the Company.

Cash Value

     The Cash Value of the Policy is equal to the total of the amounts credited to the Owner in the Separate Account, the Loan Account (securing Policy Loans), and, in certain contracts, the General Account. The Policy's Cash Value in the Separate Account will reflect the investment performance of the chosen Divisions of the Separate Account as measured by each Division's Net Investment Factor (defined below), the frequency and amount of Net Premiums paid, transfers, partial withdrawals, loans, and the charges assessed in connection with the Policy. An Owner may at any time surrender the Policy and receive the Policy's Cash Surrender Value. (See Policy Rights--Surrender, and Partial Withdrawals.) The Policy's Cash Value in the Separate Account equals the sum of the Policy's Cash Value in each Division. There is no guaranteed minimum Cash Value.

     Determination of Cash Value. Cash Value is determined on each Valuation Date. On the Investment Start Date, the Cash Value in a Division will equal the portion of any Net Premium allocated to the Division, reduced by the portion allocated to that Division of the monthly deduction(s) due from the Issue Date through the Investment Start Date. Depending upon the length of time between the Issue Date and the Investment Start Date, this amount may be more than the amount of one monthly deduction. (See Payment and Allocation of Premiums.) Thereafter, on each Valuation Date, the Cash Value in a Division of the Separate Account will equal:

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
          (1) The Cash Value in the Division on the preceding Valuation Date, multiplied by the Division's Net Investment Factor (defined on the next page) for the current Valuation Period; plus

          (2) Any Net Premium payments received during the current Valuation Period which are allocated to the Division; plus

          (3) Any loan repayments allocated to the Division during the current Valuation Period; plus

          (4) Any amounts transferred to the Division from the General Account or from another Division during the current Valuation Period; plus

          (5) That portion of the interest credited on outstanding loans which is allocated to the Division during the current Valuation Period; minus

          (6) Any amounts transferred from the Division to the General Account or to another Division during the current Valuation Period (including any transfer charges); minus

          (7) Any amount transferred from the Division to the Loan Account during that Valuation Period; minus

          (8) Any partial withdrawals from the Division during the current Valuation Period; minus

          (9) Any withdrawal or surrender charges incurred during the current Valuation Period attributed to the Division in connection with a partial withdrawal or decrease in face amount; minus (10) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Division during the current Valuation Period to cover the Policy Month which starts during that Valuation Period. (See Charges and Deductions.)

     Net Investment Factor. The Net Investment Factor measures the investment performance of a Division during a Valuation Period. The Net Investment Factor for each Division for a Valuation Period is calculated as follows:

          (1) The value of the assets at the end of the preceding Valuation Period; plus

          (2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

          (3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

          (4) Any amount charged against each Division for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by the Company to be properly attributable to the Divisions of the Separate Account, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Division; minus

          (5) A charge equal to .002455% of the average net assets for each day in the Valuation Period. This is equivalent to an effective annual rate of 0.90% for mortality and expense risks; divided by

          (6) The value of the assets at the end of the preceding Valuation Period.

                                 POLICY RIGHTS

Loans

     Loan Privileges. After the first Policy Anniversary, the Owner may, by written request to General American, borrow an amount up to the Loan Value of the Policy, with the Policy serving as sole security for such loan. A loan taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters.)

     The Loan Value is 90% of the Cash Value of the Policy on the date the loan request is received, less interest to the next Policy Anniversary, less anticipated monthly deductions to the next loan interest due date, less any outstanding Indebtedness, and less any surrender charges. If required by state law, the Policy's Loan Value may be a greater percentage of the Cash Value as described in the Policy.

     Policy Loan Interest is Payable on Each Policy Anniversary. The minimum amount that may be borrowed is $500. The loan may be completely or partially repaid at any time while the Insured is living. Any amount due to an Owner under a Policy Loan ordinarily will be paid within seven days after General American receives the loan request at its Home Office, although payments may be postponed under certain circumstances. (See General Matters--Postponement of Payments from the Separate Account.)

     When a Policy Loan is made, Cash Value equal to the amount of the loan will be transferred to the Loan Account as security for the loan. A Loan Subaccount exists within the Loan Account for the General Account and each Division of the Separate Account. Amounts transferred to the Loan Account to secure Indebtedness are allocated to the appropriate Loan Subaccount to reflect its origin. Unless the Owner requests a different allocation, amounts will be transferred from the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account, if any, bears to the Policy's total Cash Value, less the Cash Value in the Loan Account, at the end of the Valuation Period during which the request for a Policy Loan is received. This will reduce the Policy's Cash Value in the General Account and Separate Account. These transactions will not be considered transfers for purposes of the limitations on transfers between Divisions to or from the General Account.

     Cash Value in the Loan Account is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy Loan ("the borrowing rate"). In Policy Years one through ten, Cash Value in the Loan Account will accrue interest daily at an earnings rate which is the greater of
(a) an annual rate of 4.0% ("the guaranteed earnings rate") or (b) a current rate determined by us ("the discretionary earnings rate"). The Company may change the discretionary earnings rate on Policy Loans at any time in its sole discretion. Currently, we accrue interest at a discretionary earnings rate which is .85% less than the borrowing rate we charge for Policy Loan interest. The difference between the rate of interest earned and the borrowing rate is the "Loan Spread". The .85% Loan Spread mentioned above is currently in effect and is not guaranteed.

     Beginning in the eleventh Policy Year, we guarantee that the Loan Spread will not exceed .50% ("the guaranteed loan spread"). Beginning in the eleventh Policy Year and thereafter, the Loan Spread will be the lesser of (a) the guaranteed loan spread or (b) a current loan spread determined by us ("the discretionary loan spread"). The Company may change the discretionary loan spread at any time in its sole discretion. Currently the discretionary loan spread beginning in the eleventh Policy Year is .25%, but this discretionary loan spread is not guaranteed.

     Interest earned on the Cash Value held in the Loan Account will be allocated on Policy Anniversaries to the General Account and the Divisions of the Separate Account in the same proportion that the Cash Value in each Loan Subaccount bears to the Cash Value in the Loan Account. The interest earned will also be allocated, as appropriate: (1) when a new Policy Loan is made;
(2) when a Policy Loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

     Interest Charged. The borrowing rate we charge for Policy Loan interest will be based on an index. The indexed borrowing rate will never be more than the maximum loan rate permitted by law. More information on the borrowing rate is provided below.

     General American will inform the Owner of the current borrowing rate when a Policy Loan is made. General American will also mail the Owner an advance notice if there is to be a change in the borrowing rate applicable to any outstanding Indebtedness.

     Policy Loan interest is due and payable annually on each Policy Anniversary. If the Owner does not pay the interest when it is due, the unpaid interest will be added to the outstanding Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness. (See Effect of Policy Loans below.) The amount of Policy Loan interest which is transferred to the Loan Account will be deducted from the Divisions of the Separate Account and from the General Account in the same proportion that the portion of the Cash Value in each Division and in the General Account, respectively, bears to the total Cash Value of the Policy, minus the Cash Value in the Loan Account.

     We determine the borrowing rate at the beginning of each Policy Year. The same rate applies to any outstanding Indebtedness and to any new Policy Loans made during the Policy Year. The borrowing rate determined by General American for a Policy Year may not exceed a Maximum Limit which is the greater of:

          (1) The Published Monthly Average (defined below) for the calendar month ending two months before the beginning of the month in which the Policy Anniversary falls (example: for a Policy with a June Policy Anniversary, the March Published Average); or

          (2)  Five Percent (5.0%).

     The Published Monthly Average means:

          (1) Moody's Corporate Bond Yield Average-Monthly Average Corporates, as published by Moody's Investors Service, Inc. or any successor to that service; or

          (2) If that average is no longer published, a substantially similar average, established by regulation issued by the insurance supervisory official of the state in which this Policy is issued.

     If the Maximum Limit for a Policy Year, as determined in this manner, is at least .50% higher than the borrowing rate determined by General American for the previous Policy Year, General American may increase the borrowing rate up to the Maximum Limit. If the Maximum Limit for a Policy Year is at least .50% lower than the borrowing rate determined by General American for the previous Policy Year, General American will reduce the borrowing rate to no more than the Maximum Limit. Therefore, the borrowing rate we charge for Policy Loan interest will only change if the Published Monthly Average differs from the previous borrowing rate by at least .50%.

     Effect of Policy Loans. Whether or not a Policy Loan is repaid, it will permanently affect the Cash Value of a Policy and may permanently affect the amount of the death benefit. The collateral for the loan (the amount held in the Loan Account) does not participate in the performance of the Separate Account while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Division(s), the Cash Value of the Policy will be lower as a result of the Policy Loan. Conversely, if the Loan Account earnings rate is higher than the investment performance of the Division(s), the Cash Value of the Policy may be higher.

     In addition, if the Indebtedness (See Definitions--Indebtedness) exceeds the Cash Value minus the surrender charges on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (See Policy Lapse and Reinstatement--Lapse.) A sufficient payment must be made within the later of the grace period of 62 days from the Monthly Anniversary immediately before the date the Indebtedness exceeds the Cash Value less any surrender charges, or 31 days after notice that a Policy will terminate unless a sufficient payment has been mailed, or the Policy will lapse and terminate without value. A lapsed Policy, however, may later be reinstated, subject to certain limitations. (See Payment and Allocation of Premiums--Policy Lapse and Reinstatement.)

     Any outstanding Indebtedness will be deducted from the proceeds payable upon the death of the Insured or surrender.

     Repayment of Indebtedness. A Policy Loan may be repaid in whole or in part at any time prior to the death of the Insured and as long as a Policy is in force. When a loan repayment is made, an amount securing the Indebtedness in the Loan Account equal to the loan repayment will be transferred to the Divisions of the Separate Account and the General Account in the same proportion that the Cash Value in each Loan Subaccount bears to Cash Value in the Loan Account. Amounts paid while a Policy Loan is outstanding will be treated as premiums unless the Owner requests in writing that they be treated as repayment of Indebtedness.

Surrender and Partial Withdrawals

     At any time during the lifetime of the Insured and while a Policy is in force, the Owner may surrender the Policy by sending a written request to the Company. After the first Policy Year, an Owner may make a partial withdrawal by sending a written request to the Company. The amount available for surrender is the Cash Surrender Value at the end of the Valuation Period during which the surrender request is received at the Company's Home Office. Amounts payable from the Separate Account upon surrender or partial withdrawal will ordinarily be paid within seven days of receipt of the written request. (See General Matters--Postponement of Payments from the Separate Account.)

     Surrenders. To effect a surrender, either the Policy itself must be returned to the Company along with the request or the request must be accompanied by a completed affidavit of loss, which is available from the Company. Upon surrender, the Company will pay the Cash Surrender Value, plus any unpaid dividends determined prior to surrender (See Dividends.) to the Owner in a single sum. The Cash Surrender Value equals the Cash Value on the date of surrender, less any outstanding Indebtedness, and less any surrender charges (See Charges and Deductions--Contingent Deferred Sales Charge.) The Company will determine the Cash Surrender Value as of the date that an Owner's written request is received at the Company's Home Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. The Policy will terminate as of the date of surrender. The Insured must be living at the time of a surrender. A surrender may have Federal income tax consequences. (See Federal Tax Matters.)

     Partial Withdrawals. After the first Policy Year, an Owner may make up to one partial withdrawal each Policy Month from the Separate Account and up to four partial withdrawals and transfers in any Policy Year from the General Account. A partial withdrawal may have Federal income tax consequences. (See Federal Tax Matters.)

     The minimum amount of a partial withdrawal request, net of any applicable surrender charges, is the lesser of (a) $500 from a Division of the Separate Account or (b) the Policy's Cash Value in a Division. (See Charges and Deductions--Contingent Deferred Sales Charge.) Partial withdrawals made during a Policy Year may not exceed the following limits. The maximum amount that may be withdrawn from a Division of the Separate Account is the Policy's Cash Value in that Division, net of any applicable surrender charges. The total partial withdrawals and transfers from the General Account over the Policy Year may not exceed a maximum amount equal to the greater of (a) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy Year or (b) the previous Policy Year's maximum amount.

     The Owner may allocate the amount withdrawn plus any applicable surrender charges, subject to the above conditions, among the Divisions of the Separate Account and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Divisions of the Separate
Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for the partial withdrawal is received. If the limitations on withdrawals from the General Account will not permit this proportionate allocation, the Owner will be requested to provide an alternate allocation. (See The General Account.)

     Generally, any surrender charges imposed in connection with a partial withdrawal will be allocated among the Divisions of the Separate Account and the General Account in the same proportion as the partial withdrawal is allocated. An Owner may request, however, that a surrender charge applicable to an amount withdrawn from a Division be paid from an Owner's Cash Value in another Division. No amount may be withdrawn that would result in there being insufficient Cash Value to meet any surrender charges that would be payable immediately following the withdrawal upon the surrender of the remaining Cash Value.

     The death benefit will be affected by a partial withdrawal. If Death Benefit Option A or Death Benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the applicable surrender charges resulting from that partial withdrawal. If the death benefit is based on a percentage of the Cash Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal plus the applicable surrender charges exceeds the difference between the death benefit and the Face Amount. If Death Benefit Option B is in effect, the Face Amount will not change.

     The Face Amount remaining in force after a partial withdrawal may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

     If the Face Amount of a Policy has been increased or if a SCTR has been purchased, then a partial withdrawal which reduces the Face Amount will usually affect the way in which the cost of insurance charge is calculated, as different increments of Face Amount and coverage under a SCTR will often have different cost of insurance rates (See Monthly Deduction--Cost of Insurance.) Partial withdrawals will be applied, in the following order, to reduce:

          (1) the initial Face Amount (subject to the Policy's minimum Face Amount); then to

          (2) any automatic increases to the initial Face Amount resulting from an IBR; then to

          (3) any requested increases in Face Amount starting with the oldest and proceeding to the next oldest, successively; then to

          (4) any Face Amount increases resulting from a change from Death Benefit Option B to Death Benefit Option A; then to

          (5)  any SCTR coverage; then to

          (6)  any automatic increases to the SCTR resulting from the IBR.

     The Company may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

     Charges on Surrender, Partial Withdrawals, and Decreases. If a Policy is surrendered, the CDSC will apply. (See Charges and Deductions-- Contingent Deferred Sales Charge.) A decrease in Face Amount may result in a charge. A decrease in Face Amount may decrease some or all of the initial Face Amount as well as any increases in Face Amount. As noted above, a partial withdrawal may cause a decrease in Face Amount and thus may result in a charge. The amount of the charge assessed because of a decrease in Face Amount is a portion of the charge that would be deducted upon surrender or lapse. The portion is based on the relationship between the decrease in Face Amount and the initial Face Amount. Charges are described in more detail under Charges and Deductions--Contingent Deferred Sales Charge.

Transfers

     Under General American's current practices, a Policy's Cash Value, except amounts credited to the Loan Account, may be transferred among the Divisions of the Separate Account and, for certain contracts, between the General Account and the Divisions. Transfers to and from the General Account are subject to restrictions. (See The General Account--ransfers, Surrenders, Partial Withdrawals, and Policy Loans and The General Account--General Description.) Requests for transfers from or among Divisions of the Separate Account may be in writing or by telephone. Transfers from or among the Divisions of the Separate Account may be made once each Policy Month and must be in amounts of at least $500 or, if smaller, the Policy's Cash Value in a Division. General American ordinarily will effectuate transfers and determine all values in connection with transfers as of the end of the Valuation Period during which the transfer request is received.

     All requests received on the same Valuation Day will be considered a single transfer request. Each transfer must meet the minimum requirement of $500 or the entire Cash Value in a Division, whichever is smaller. Where a single transfer request calls for more than one transfer, and not all of the transfers would meet the minimum requirements, General American will effectuate those transfers that do meet the requirements. Transfers resulting from Policy Loans or exercise of the conversion privilege will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy Month or Policy Year.

     Requests may be made by telephone if the Owner has chosen to use General American's telephone transfer program. To elect this program, the Owner must complete a form provided by General American. General American reserves the right to cancel the telephone transfer program upon 30 days written notice.

     Although General American currently intends to continue to permit transfers for the foreseeable future, the Policy provides that General American may at any time revoke, modify, or limit the transfer privilege, including the minimum amount transferable, the maximum General Account allocation percent, and the frequency of such transfers. General American may in the future impose a charge of no more than $25 per transfer request.

Portfolio Rebalancing

     Over time, the funds in the General Account and the Divisions of the Separate Account will accumulate at different rates as a result of different investment returns. The Owner may direct that from time to time we automatically restore the balance of your Cash Value in the General Account and in the Divisions of the Separate Account to the percentages that you determined in advance. There are two methods of rebalancing available--periodic and variance.

     Periodic Rebalancing. Under this option The Owner elects a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the funds by generating fund transfers to reallocate the funds according to the investment percentages elected.

     Variance Rebalancing. Under this option the Owner elects a specific allocation percentage for the General Account and each Division of the Separate Account. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than one percent (1%). The Owner also elects a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific funds from being rebalanced. On each Monthly Anniversary we will review the current fund balances to determine whether any fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage for that fund. If any fund is outside of the variance range, we will generate transfers to rebalance all of the specified funds back to the predetermined percentages.

     Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy Year before a charge is applied.

     The Owner may elect either form of portfolio rebalancing by specifying it on the policy application. The Owner may elect it later for an inforce Policy, or may cancel it, by submitting a change form acceptable to General American under its administrative rules.

     Only one form of portfolio rebalancing may be elected at any one time, and portfolio rebalancing may not be used in conjunction with dollar cost averaging (see below).

     General American reserves the right to suspend portfolio rebalancing at any time on any class of Policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy Year in accordance with its administrative rules.

Dollar Cost Averaging

     The Owner may direct the Company to automatically transfer amounts on a monthly basis from the Money Market Fund to any other Division of the Separate Account. This service is intended to allow the Owner to utilize Dollar Cost Averaging ("DCA"), a long-term investment technique which provides for regular, level investments over time. The Company makes no guarantees that DCA will result in a profit or protect against loss in a declining market.

     The following rules and restrictions apply to DCA transfers:

          (1)  The minimum DCA transfer amount is $100.

          (2) A written election of the DCA service, on a form provided by the Company, must be completed by the Owner and on file with the Company in order to begin DCA transfers.

          (3) In the written election of the DCA service, the Owner indicates how DCA transfers are to be allocated among the Divisions of the Separate Account. For any Division chosen to receive DCA transfers, the minimum percentage that may be allocated to a Division is 1% of the DCA transfer amount, and fractional percentages may not be used.

          (4) DCA transfers can only be made from the Money Market Fund, and DCA transfers will not be allowed to the General Account.

          (5) The DCA transfers will not count against the Policy's normal transfer restrictions. (See Policy Rights--Transfers.)

          (6) The DCA transfer percentages may differ from the allocation percentages the Owner specifies for the allocation of Net Premiums. (See Payment and Allocation of Premiums--Allocation of Net Premiums and Cash Values.)

          (7) Once elected, DCA transfers from the Money Market Fund will be processed monthly until either the value in the Money Market Fund is completely depleted or the Owner instructs the Company in writing to cancel the DCA service.

          (8) Transfers as a result of a Policy Loan or repayment, or in exercise of the conversion privilege, are not subject to the DCA rules and restrictions. The DCA service terminates at the time the conversion privilege is exercised, when any outstanding amount in any Division of the Separate Account is immediately transferred to the General Account. (See Policy Rights--Loans and Policy Rights--Conversion Privilege.)

          (9) DCA transfers will not be made until the Right to Examine Policy period has expired (See Right to Examine Policy).

     No fee is currently charged for DCA, but the Company reserves the right to assess a processing fee for the DCA service. The Company reserves the right to discontinue offering DCA upon 30 days' written notice to Owners. However, any such discontinuation will not affect DCA services already commenced. The Company reserves the right to impose a minimum total Cash Value, less outstanding Indebtedness, in order to qualify for DCA service. Also, the Company reserves the right to change the minimum necessary Cash Value and the minimum required DCA transfer amount.

Right to Examine Policy

     The Owner may cancel a Policy within 20 days after receiving it (30 days if the Owner is a resident of California and is age 60 or older), within 45 days after the application was signed, or within 10 days of the Company's mailing a notice of the cancellation right, whichever is latest. If a Policy is canceled within this time period, a refund will be paid. Except for Policies sold in Kansas, the refund will equal all premiums paid under the Policy. (For Policies sold in Kansas, General American will refund an amount equal to the greater of premiums paid or (1) plus (2) where (1) is the difference between the premiums paid, including any policy fees or other charges, and the amounts allocated to the Separate Account under the Policy and (2) is the value of the amounts allocated to the Separate Account under the Policy on the date the returned Policy is received by General American or its agent.

     To cancel the Policy, the Owner should mail or deliver the Policy to either General American or the agent who sold it. A refund of premiums paid by check may be delayed until the check has cleared the Owner's bank. (See General Matters--Postponement of Payments from the Separate Account.)

     A request for an increase in Face Amount (See Policy Benefits--Death Benefit) may also be canceled. The request for cancellation must be made within the latest of 20 days from the date the Owner receives the new Policy specifications page for the increase, 45 days after the application for the increase is signed, or 10 days of mailing the notice of the cancellation right.

Conversion Privilege

     During the first 24 Policy Months following the issuance of the Policy, the Owner may convert any Policy still in force to a guaranteed benefit life insurance policy by instructing the Company to transfer the Policy's Cash Value in the Separate Account to the General Account and to allocate all subsequent Net Premiums to the General Account. A similar conversion privilege is available during the first 24 Policy Months following a requested increase in Face Amount. Upon exercise of this privilege, the Cash Value in the Separate Account attributable to the increase will be transferred to the General Account, and all subsequent Net Premiums attributable to the increase will be allocated to the General Account.

     Transfers made pursuant to this conversion privilege will not affect the death benefit, Face Amount, net amount at risk, rate class, or Issue Age under a Policy. No charge will be imposed on any transfers resulting from the exercise of this conversion privilege, and such transfers will not count against the limitation on the amount and frequency of transfer requests allowed in each Policy Month or Policy Year. (See Transfers.) Any limitation on allocations to the General Account in effect at the time of an Owner's exercise of such conversion privilege will not apply. (See The General Account.)

     Notwithstanding an exercise of the conversion privilege during the first 24 Policy Months following an increase in Face Amount, circumstances in effect following the conversion could subject Cash Value in the General Account to substantial investment risk. For example, if Cash Value in the Separate Account is high relative to Cash Value in the General Account, poor investment performance of the Divisions of the Separate Account to which the Owner has allocated Net Premium payments could result in a greater likelihood of lapse. If the Divisions of the Separate Account perform poorly and Cash Value is not available in the Separate Account to pay monthly deductions, Cash Value in the General Account could be wholly depleted, and the Policy could lapse. Because circumstances can alter the expected outcome of an exercise of the conversion privilege following an increase in Face Amount, Owners should consult their sales representative or other competent advisor before deciding whether to exercise the conversion privilege following an increase in Face Amount.

                      PAYMENT AND ALLOCATION OF PREMIUMS

Issuance of a Policy

     Individuals wishing to purchase a Policy must complete an application and submit it to an authorized registered agent of General American or to General American's Home Office. A Policy will generally be issued to Insureds of Issue Ages 0 through 80 for regularly underwritten contracts and, should they become available in the future, to Insureds of Issue Ages 0 through 64 for simplified issue and guaranteed issue contracts. General American may, in its sole discretion, issue Policies to individuals falling outside of those Issue Ages. Acceptance of an application is subject to General American's underwriting rules, and General American reserves the right to reject an application for any reason.

     The Issue Date is determined by General American in accordance with its standard underwriting procedures for variable life insurance policies. The
Issue Date is used to determine Policy Anniversaries, Policy Years, and Policy Months. Insurance coverages under a Policy will not take effect until the Policy has been delivered and the Initial Premium has been paid prior to the Insured's death and prior to any change in health as shown in the application.

Premiums

     The Initial Premium is due on the Issue Date and may be paid to an authorized registered agent of General American or to General American at its Home Office. General American currently requires that the Initial Premium for a Policy be at least equal to one-twelfth (1/12) of the "Initial Annual Premium" for the Policy. The Initial Annual Premium is the amount specified for each Policy based on the requested initial Face Amount and the charges under the Policy, which vary according to the Issue Age, sex, underwriting risk class, and smoker status of the Insured. For policies issued as a result of a term conversion from certain General American term policies, the Company requires the Owner to pay an Initial Premium, which combined with conversion credits given, if any, will equal one full "Initial Annual Premium" for the Policy. (See Charges and Deductions.)

     Following the Initial Premium, subject to the limitations described below, premiums may be paid in any amount and at any interval. Premiums after the first premium payment must be paid to General American at its Home Office. An Owner may establish a schedule of planned premiums which will be billed by the Company at regular intervals. Failure to pay planned premiums, however, will not itself cause the Policy to lapse. (See Policy Lapse and Reinstatement.) Premium receipts will be furnished upon request.

     An Owner may make unscheduled premium payments at any time in any amount or may skip planned premium payments, subject to the minimum and maximum premium limitations described below.

     If a Policy is in the intended Owner's possession, but the Initial Premium has not been paid, the Policy is not in force. Under these circumstances, the intended Owner is deemed to have the Policy for inspection only.

     Premium Limitations. Every premium payment must be at least $10. In no event may the total of all premiums paid in any Policy Year exceed the current maximum premium limitations for that Policy Year. Maximum premium limits for the Policy Year will be shown in the Owner's annual report. If the Company receives a premium payment which would cause the Death Benefit to increase by an amount that exceeds the Net Premium portion of the payment, then the Company reserves the right to (1) refuse that premium payment, or (2) require additional evidence of insurability before it accepts the premium.

     In general, for policies issued with Death Benefit Option A or Death Benefit Option B, the maximum premium limit for a Policy Year is the largest amount of premium that can be paid in that Policy Year such that the sum of the premiums paid under the Policy will not at any time exceed the guideline premium limitations needed to comply with the tax definition of life insurance. For policies issued with Death Benefit Option C, the Company reserves the right to impose other restrictions upon the aggregate amount of premium that may be paid under the Policy. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitations, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed, and no further premiums will be accepted until allowed by the current maximum premium limitations.

     In addition to the foregoing tax definitional limits on premiums, for purposes of determining whether distributions (including loans) are a return of income first, the Company monitors the Policy to detect whether the "seven pay limit" has been exceeded. If the seven pay limit is exceeded, the Policy becomes a "Modified Endowment". The Company has adopted administrative steps designed to notify an Owner when it is believed that a premium payment will cause a Policy to become a modified endowment contract. The Owner will be given a limited amount of time to request that the premium be reversed in order to avoid the Policy's being classified as a modified endowment contract. (See Federal Tax Matters.)

Allocation of Net Premiums and Cash Value

     Allocation of Net Premiums. In the application for a Policy, the Owner indicates how Net Premiums are to be allocated among the Divisions of the Separate Account, to the General Account (if available), or both. For each Division chosen, the minimum percentage that may be allocated to a Division is 1% of the Net Premium, and fractional percentages may not be used. Certain other restrictions apply to allocations made to the General Account (See General Account). For Policies issued with an allowable percentage to the General Account of more than 1%, the minimum percentage is 1%, and fractional percentages may not be used.

     The allocation for future Net Premiums may be changed without charge at any time by providing notice in writing to the Company. Any change in allocation will take effect immediately upon receipt by the Company of the written notification. No charge is imposed for changing the allocations of future Net Premiums. The initial allocation will be shown on the application which is attached to the Policy. The Company may at any time modify the maximum percentage of future Net Premiums that may be allocated to the General Account.

     During the period from the Issue Date to the end of the Right to Examine Policy period, Net Premiums will automatically be allocated to the Division that invests in the Money Market Fund of the Capital Company. (See Right to Examine Policy). When this period expires, the Policy's Cash Value in that Division will be transferred to the Divisions of the Separate Account and to the General Account (if available) in accordance with the allocation requested in the application for the Policy, or any allocation instructions received subsequent to receipt of the application. Net Premiums received after the Right To Examine Policy period will be allocated according to the allocation instructions most recently received by the Company unless otherwise instructed for that particular premium receipt.

     The Policy's Cash Value may also be transferred between Divisions of the Separate Account, and, if the General Account is available under the Policy, between those Divisions and the General Account. (See Policy Rights--Transfers.)

     The value of amounts allocated to Divisions of the Separate Account will vary with the investment performance of the chosen Divisions, and the Owner bears the entire investment risk. This will affect the Policy's Cash Value and may affect the death benefit as well. Owners should periodically review their allocations of Net Premiums and the Policy's Cash Value in light of market conditions and their overall financial planning requirements.

Policy Lapse and Reinstatement

     Lapse. Unlike conventional whole life insurance policies, the failure to make a premium payment following the Initial Premium will not itself cause a Policy to lapse. Lapse will occur when the Cash Surrender Value is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment being made.

     The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value becomes insufficient to meet the next monthly deduction. The Company will notify the Owner that Cash Surrender Value is insufficient to cover the monthly deduction at the beginning of the grace period by mail addressed to the last known address on file with the Company. The notice to the Owner will indicate the amount of additional premium that must be paid to keep the Policy in force. The amount of the premium required to keep the Policy in force will be the amount required to cover the outstanding monthly deductions and premium tax charges. (See Charges and Deductions--Monthly Deduction.) If the Company does not receive the required amount during the grace period, the Policy will lapse and terminate without Cash Value.

     If the Insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

     Reinstatement. The Owner may reinstate a lapsed Policy by written application any time within five years after the date of lapse. Reinstatement is subject to the following conditions:

          (1) Evidence of the insurability of the Insured satisfactory to the Company (including evidence of insurability of any person covered by a rider to reinstate the rider).

          (2) Payment of a premium that, after the deduction of premium tax charges, is large enough to cover: (a) the monthly deductions due at the time of lapse, and (b) two times the monthly deduction due at the time of reinstatement.

          (3) Payment or reinstatement of any Indebtedness. Any Indebtedness reinstated will cause Cash Value of an equal amount also to be reinstated. Any loan interest due and unpaid on the Policy Anniversary prior to reinstatement must be repaid at the time of reinstatement. Any loan paid at the time of reinstatement will cause an increase in Cash Value equal to the amount to be reinstated.

          (4)  The Policy cannot be reinstated if it has been surrendered.

     The amount of Cash Value on the date of reinstatement will be equal to the amount of any Policy Loan reinstated, increased by the Net Premiums paid at reinstatement, any Policy Loans paid at the time of reinstatement, and the amount of any surrender charges paid at the time of lapse to the extent of the Face Amount reinstated. The Insured must be alive on the date the Company approves the application for reinstatement. If the Insured is not then alive, such approval is void and of no effect.

     The effective date of reinstatement is the date the Company approves the application for reinstatement. There will be a full monthly deduction for the Policy Month which includes that date. (See Charges and Deductions--Monthly Deduction.)

     The surrender charges in effect at the time of reinstatement will equal the surrender charges in effect at the time of lapse. If only a portion of the total Face Amount is reinstated, then only the applicable portion of the surrender charges will be reinstated. If only a portion of the total Face Amount is reinstated, the Cash Value immediately following reinstatement will be increased by the applicable portion of the surrender charges imposed at the time of lapse.

                            CHARGES AND DEDUCTIONS

     Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policy, incurring expenses in distributing the Policy, and assuming certain risks in connection with the Policy.

Premium Tax Charges

     Prior to allocation of Net Premiums, premium payments will be reduced by premium tax charges consisting of a charge for state premium taxes and a charge for Federal income tax costs. The premium payment, less the premium tax charge, equals the Net Premium.

     Premium Taxes. Various states and subdivisions impose a tax on premiums received by insurance companies. Premium taxes vary from state to state and range from 0.75 to 3.50%. A deduction of 2.10% of the premium is made from each premium payment for these taxes. Some jurisdictions may not impose premium taxes, while others may impose premium taxes that are more or less than the 2.10% deducted under the Policy. Accordingly, the 2.10% deduction may be higher or lower than the actual premium tax imposed by the applicable jurisdiction. The deduction represents the average amount the Company considers necessary to pay the premium taxes imposed by the states and any subdivisions thereof. If the average premium tax increases in the future, the deduction for premium taxes will increase accordingly.

     Federal Income Tax Costs Attributable To Premium Payments. A 1.25% deduction is taken from each premium payment to cover the Company's Federal income tax costs attributable to the amount of premium received. The Company has concluded that this deduction is reasonable in relation to the Company's increased Federal tax burden as a result of Section 848 of the Internal Revenue Code.

Monthly Deduction

     Charges will be deducted monthly from the Cash Value of each Policy ("the monthly deduction") to compensate the Company for (a) certain administrative costs; (b) insurance underwriting and acquisition expenses in connection with issuing a Policy; (c) the cost of insurance; and (d) the cost of optional benefits added by rider. The monthly deduction will be taken on the Investment Start Date and on each Monthly Anniversary. It will be allocated among the General Account and each Division of the Separate Account in the same proportion that the Policy's Cash Value in the General Account and the Policy's Cash Value in each Division bear to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the deduction is taken. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself can vary in amount from month to month.

     Monthly Administrative Charge. The Company has responsibility for the administration of the Policies and the Separate Account. Administrative expenses include premium billing and collection, recordkeeping, processing death benefit claims, cash surrenders, partial withdrawals, Policy changes, reporting and overhead costs, processing applications, and establishing Policy records. As reimbursement for administrative expenses related to the maintenance of each Policy and the Separate Account, the Company assesses a monthly administration charge for each Policy. This charge is $13 per month during the first twelve Policy Months and $6.00 per month thereafter. These charges are guaranteed not to increase while the Policy is in force. The Company does not anticipate that it will make any profit on the monthly administrative charge.

     The Company may administer the Policy itself, or the Company may purchase administrative services from such sources (including affiliates) as may be available. Such services will be acquired on a basis which, in the Company's sole discretion, affords the best services at the lowest cost. The Company reserves the right to select a company to provide services which the Company deems, in its sole discretion, is the best able to perform such services in a satisfactory manner even though the costs for such services may be higher than would prevail elsewhere.

     Selection and Issue Expense Charge. An additional administrative charge will be deducted from Cash Value as part of the monthly deduction. The charge will compensate the Company for issuance, underwriting, processing, and start-up expenses. These expenses include the cost of processing applications, conducting medical examinations, and determining insurability and the Insured's rate class. The charge will also compensate the Company for on-going administrative costs. In the first Policy Year, the charge is $.16 per month multiplied by the Face Amount (and by the face amount of any SCTR) divided by 1,000, and in all Policy Years thereafter, the charge is $.01 per month multiplied by the Face Amount (and by the Face Amount of any SCTR) divided by 1,000. The Company does not anticipate that it will make any profit on the Selection and Issue Expense Charge. The Selection and Issue Expense Charge is guaranteed not to increase while the Policy is in force.

     The Selection and Issue Expense Charge is similarly imposed with respect to an increase in Face Amount. In the first Policy Year following a requested increase or an increase which results from the exercise of the Guaranteed Option to Increase the Face Amount Rider, the charge is $.16 per month multiplied by the Face Amount of the increase divided by 1,000, and in all Policy Years thereafter (and when the increase results from an IBR), the charge is $.01 per month multiplied by the Face Amount of the increase divided by 1,000. If there is a decrease in Face Amount, the charge will no longer be taken to the extent of the decrease. The Selection and Issue Expense Charge is not imposed in connection with a change from Death Benefit Option B to Death Benefit Option A unless such change occurs simultaneously with a separately requested increase in Face Amount.

     Cost of Insurance. The cost of insurance is deducted on each Monthly Anniversary for the following Policy Month. Because the cost of insurance depends upon a number of variables, the cost will vary for each Policy Month. The cost of insurance is determined separately for the initial Face Amount and for any subsequent increases in Face Amount. The Company will determine the cost of insurance charge by multiplying the applicable cost of insurance rate(s) by the net amount at risk (see Monthly Deduction--Cost of Insurance) for each Policy Month.

     The cost of insurance rates are determined at the beginning of each Policy Year for the initial Face Amount and each increase in Face Amount. The rates will be based on the Attained Age, rate class, and sex (except for Policies sold in Montana, see Unisex Requirements Under Montana Law) of the Insured at issue or the date of an increase in Face Amount. The cost of insurance rates generally increase as the Insured's Attained Age increases. The rate class of an Insured also will affect the cost of insurance rate. For the initial Face Amount, the Company will use the rate class on the Issue Date. For each increase in Face Amount, other than one caused by a change in the death benefit option, the Company will use the rate class applicable to that increase. If the death benefit equals a percentage of Cash Value, an increase in Cash Value will cause an automatic increase in the death benefit. The rate class for such increase will be the same as that used for the most recent increase, excluding any rider, that required proof of insurability. The cost of insurance is determined in a similar manner for coverage under a SCTR and any increase in coverage under such a rider. The current cost of insurance rate for coverage under a SCTR is generally less than that for the Face Amount under a Policy. The guaranteed maximum cost of insurance rates for a SCTR, however, are the same as for the Face Amount under the Policy.

     The Company currently places Insureds into a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk. The degree of underwriting imposed may vary from full underwriting, to simplified issue underwriting, and, should it become available in the future, to guaranteed issue underwriting.

     Actual cost of insurance rates may change, and the actual monthly cost of insurance rates will be determined by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the

Policy. For fully underwritten and simplified issue Policies which are not in a substandard risk class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/nonsmoker 1980 CSO Mortality Tables (1980 CSO Table SA, 1980 CSO Table NA, 1980 CSO Table SG and 1980 CSO Table NG), age nearest birthday. Higher rates apply if the Insured is determined to be in a substandard risk class.

     In two otherwise identical Policies, an Insured in the preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. For rate classes other than the guaranteed issue rate class, each rate class is also divided into two categories: smokers and nonsmokers. Nonsmoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. Policies issued with simplified underwriting or guaranteed issue, if it should become available in the future, will in general incur a higher cost of insurance than Policies issued under full underwriting.

     The net amount at risk for a Policy Month is (a) the death benefit at the beginning of the Policy Month divided by 1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4.0%), less
(b) the Cash Value at the beginning of the Policy Month. If there is an increase in Face Amount or a SCTR is in effect, a net amount at risk will be calculated separately for the initial Face Amount, for each increase in Face Amount, and for the SCTR. If Death Benefit Option A or Death Benefit Option C is in effect, for purposes of determining the net amounts at risk for the initial Face Amount and for each increase in Face Amount, Cash Value will first be considered a part of the initial Face Amount. If the Cash Value is greater than the initial Face Amount, the excess Cash Value will then be considered a part of each increase in order, starting with the first increase. If Death Benefit Option B is in effect, the net amount at risk will be determined separately for the initial Face Amount and for each increase in Face Amount. In calculating the cost of insurance charges, the cost of insurance rate for a Face Amount or for coverage under a SCTR is applied to the net amount at risk for that Face Amount.

     Additional Insurance Benefits. The monthly deduction will include charges for any additional benefits provided by rider. (See General Matters--Additional Insurance Benefits.)

Contingent Deferred Sales Charge ("CDSC")

     For a period of up to 15 years after the Issue Date or the effective date of a Face Amount increase, the Company will impose a CDSC upon surrender, lapse, or a requested decrease in Face Amount. The Company will also impose the CDSC upon a partial withdrawal that results in a decrease in Face Amount. The amount of the CDSC will depend upon a number of factors, including the type of event (surrender, partial withdrawal, lapse, or decrease in Face Amount), the amount of any premium payments made under the Policy prior to the event, and the number of Policy Years elapsed since the Policy was issued or the Face Amount was increased, as applicable.

     A separate CDSC applies to the initial Face Amount and to each increase in Face Amount and is deducted whenever (and to the extent that) a surrender, lapse, or Face Amount decrease affects the applicable increment of Face Amount. For example, after an increase in Face Amount, the Company will assess the CDSC applicable to the increase on a surrender, lapse, or decrease of that increase in Face Amount. The length of time over which a CDSC will apply to any increment of Face Amount will depend upon the Attained Age of the Insured on the Issue Date or the effective date of the increase, as applicable, and the Insured's sex and risk class. The table below shows the duration of the CDSC:

                    Contingent Deferred Sales Charge Period
                              (duration in years)

Insured's Age  Male Nonsmoker Male smoker Female Nonsmoker Female smoker
-------------  -------------- ----------- ---------------- -------------
   0-50              15           15             15             15
    51               14           14             14             14
    52               13           13             13             13
    53               12           12             12             12
    54               11           11             11             11
   55-79             10           11             10             10
    80               10           6              10             10

     Calculation of Charge. The CDSC will equal the CDSC grading percentage multiplied by the sum of (1) and (2) where:

          (1) is 40% of the lesser of the premium payments made or the Target Premium for the Policy, excluding any riders, and

          (2) is the Excess Premium Surrender Charge Factor multiplied by premium payments made in excess of the Target Premium for the Policy, excluding any riders.

     With regard to a Face Amount increase:

          (1) is 40% of the lesser of the premium payments attributable to the increase or the Target Premium for the increase, and

          (2) is the Excess Premium Surrender Charge Factor multiplied by premium payments attributable to the increase in excess of the Target Premium for the increase.

     The Excess Premium Surrender Charge Factors vary with the Attained Age,

     sex, and risk class of the Insured. The Target Premium for the Policies is somewhat less than the guideline annual premium as defined in Rule 6e-3 (T) (c)
(8) (hereinafter, a "GAP").

             Contingent Deferred Sales Charge Grading Percentages
                                Male Non-Smoker

End of Policy   Ages     Age     Age     Age     Age    Ages
    Year        0-50      51      52      53      54    55-80
-------------  ------  ------  ------  ------  ------  ------
     1         100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
     2         100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
     3         100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
     4         100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
     5         100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
     6          90.00%  88.89%  87.50%  85.71%  83.33%  80.00%
     7          80.00%  77.78%  75.00%  71.43%  66.67%  60.00%
     8          70.00%  66.67%  62.50%  57.14%  50.00%  40.00%
     9          60.00%  55.56%  50.00%  42.86%  33.33%  20.00%
     10         50.00%  44.44%  37.50%  28.57%  16.67%   0.00%
     11         40.00%  33.33%  25.00%  14.29%   0.00%   0.00%
     12         30.00%  22.22%  12.50%   0.00%   0.00%   0.00%
     13         20.00%  11.11%   0.00%   0.00%   0.00%   0.00%
     14         10.00%   0.00%   0.00%   0.00%   0.00%   0.00%

End of Policy  Ages   Age   Age   Age   Age  Ages
    Year       0-50    51    52    53    54  55-80
-------------  ----  ----  ----  ----  ----  -----
    15+        0.00% 0.00% 0.00% 0.00% 0.00% 0.00%

             Contingent Deferred Sales Charge Grading Percentages
                                  Male Smoker

End of Policy  Ages     Age     Age     Age     Age     Age     Age
    Year       0-50      51      52      53    54-59   60-79     80
------------- ------  ------  ------  ------  ------  ------  ------
       1      100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
       2      100.00% 100.00% 100.00% 100.00% 100.00%  90.00%  80.00%
       3      100.00% 100.00% 100.00% 100.00% 100.00%  80.00%  60.00%
       4      100.00% 100.00% 100.00% 100.00% 100.00%  70.00%  40.00%
       5      100.00% 100.00% 100.00% 100.00% 100.00%  60.00%  20.00%
       6       90.00%  88.89%  87.50%  85.71%  83.33%  50.00%   0.00%
       7       80.00%  77.78%  75.00%  71.43%  66.67%  40.00%   0.00%
       8       70.00%  66.67%  62.50%  57.14%  50.00%  30.00%   0.00%
       9       60.00%  55.56%  50.00%  42.86%  33.33%  20.00%   0.00%
      10       50.00%  44.44%  37.50%  28.57%  16.67%  10.00%   0.00%
      11       40.00%  33.33%  25.00%  14.29%   0.00%   0.00%   0.00%
      12       30.00%  22.22%  12.50%   0.00%   0.00%   0.00%   0.00%
      13       20.00%  11.11%   0.00%   0.00%   0.00%   0.00%   0.00%
      14       10.00%   0.00%   0.00%   0.00%   0.00%   0.00%   0.00%
     15+        0.00%   0.00%   0.00%   0.00%   0.00%   0.00%   0.00%

             Contingent Deferred Sales Charge Grading Percentages
                               Female Nonsmoker

End of Policy  Ages     Age     Age     Age     Age    Ages
    Year       0-50      51      52      53      54    55-80
------------- ------  ------  ------  ------  ------  ------
      1       100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
      2       100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
      3       100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
      4       100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
      5       100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
      6        90.00%  88.89%  87.50%  85.71%  83.33%  80.00%
      7        80.00%  77.78%  75.00%  71.43%  66.67%  60.00%
      8        70.00%  66.67%  62.50%  57.14%  50.00%  40.00%
      9        60.00%  55.56%  50.00%  42.86%  33.33%  20.00%
     10        50.00%  44.44%  37.50%  28.57%  16.67%   0.00%
     11        40.00%  33.33%  25.00%  14.29%   0.00%   0.00%
     12        30.00%  22.22%  12.50%   0.00%   0.00%   0.00%
     13        20.00%  11.11%   0.00%   0.00%   0.00%   0.00%
     14        10.00%   0.00%   0.00%   0.00%   0.00%   0.00%
     15+        0.00%   0.00%   0.00%   0.00%   0.00%   0.00%

             Contingent Deferred Sales Charge Grading Percentages

                                 Female Smoker

End of Policy  Ages     Age     Age     Age     Age    Ages
    Year       0-50      51      52      53      54    55-80
------------- ------  ------  ------  ------  ------  ------
      1       100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
      2       100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
      3       100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
      4       100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
      5       100.00% 100.00% 100.00% 100.00% 100.00% 100.00%
      6        90.00%  88.89%  87.50%  85.71%  83.33%  80.00%
      7        80.00%  77.78%  75.00%  71.43%  66.67%  60.00%
      8        70.00%  66.67%  62.50%  57.14%  50.00%  40.00%
      9        60.00%  55.56%  50.00%  42.86%  33.33%  20.00%
     10        50.00%  44.44%  37.50%  28.57%  16.67%   0.00%
     11        40.00%  33.33%  25.00%  14.29%   0.00%   0.00%
     12        30.00%  22.22%  12.50%   0.00%   0.00%   0.00%
     13        20.00%  11.11%   0.00%   0.00%   0.00%   0.00%
     14        10.00%   0.00%   0.00%   0.00%   0.00%   0.00%
     15+        0.00%   0.00%   0.00%   0.00%   0.00%   0.00%

                    Excess Premium Surrender Charge Factors

                Male     Male   Female   Female
  Issue Age   nonsmoker Smoker Nonsmoker Smoker
------------- --------- ------ --------- ------
44 or younger   7.60%    7.60%   7.60%    7.60%
    45-49       7.60%    7.40%   7.60%    7.60%
    50-54       7.60%    7.20%   7.60%    7.60%
    55-59       7.50%    7.00%   7.50%    7.50%
    60-64       7.00%    7.00%   7.00%    7.00%
     65         5.75%    5.75%   5.75%    5.75%
     66         5.44%    5.75%   5.75%    5.75%
     67         5.13%    5.75%   5.75%    5.75%
     68         4.82%    5.75%   5.75%    5.75%
     69         4.51%    5.13%   5.75%    5.13%
     70         4.20%    4.50%   4.50%    4.50%
     71         3.81%    4.20%   4.50%    4.15%
     72         3.42%    3.90%   4.50%    3.80%
     73         3.03%    3.60%   4.00%    3.45%
     74         2.45%    3.30%   3.50%    3.10%
     75         2.25%    3.00%   3.00%    2.75%
     76         1.80%    2.40%   2.60%    2.30%
     77         1.35%    1.80%   2.20%    1.85%
     78         0.90%    1.20%   1.80%    1.40%
     79         0.45%    0.60%   1.40%    0.95%
     80         0.00%    0.00%   1.00%    0.50%

     Notwithstanding the foregoing, the CDSC for the initial Face Amount during the first two Policy Years will not exceed 30% of the first GAP paid under the Policy, 10% of the second GAP paid, and 9% of premium payments made in excess of two GAP's. Likewise, the CDSC for any increase in Face Amount during the first two Policy Years following the increase will not exceed 30% of the first GAP attributable to the increase, 10% of the second GAP attributable to the increase, and 9% of premium payments attributable to the increase in excess of two GAP's.

     The CDSC compensates the Company for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the Prospectus and sales literature.

     The Target Premium depends upon the Insured's Attained Age (on the Issue Date or on the effective date of a requested increase), sex (except under any Policies sold in Montana, see Unisex Requirements Under Montana Law), and smoking risk class. The Target Premium will be fixed and determined on the Issue Date or the effective date of any requested increase in Face Amount. The Target Premium for the initial Face Amount or a requested increase in Face Amount is determined by multiplying (a) the applicable factor per $1,000 of Face Amount from Appendix B (using the Insured's Attained Age on the Issue Date or on the effective date of an increase), by (b) the initial Face Amount or the Face Amount of the increase, and dividing the result by 1,000.

     Because additional premium payments are not required to fund a requested increase in Face Amount, a special rule applies to determine the amount of "premiums attributable to the increase." In general, "premiums attributable to the increase" will equal the sum of a proportionate share of the Cash Surrender Value on the effective date of the increase, before any deductions are taken, plus a proportionate share of premium payments actually made on or after the effective date of the increase.

     This means that, in effect, in calculating the amount of the Contingent Deferred Sales Charge a portion of the existing Cash Surrender Value will be deemed to be a premium payment for the increase, and subsequent premium payments will be prorated. The proportion of existing Cash Surrender Value and subsequent premium payments attributable to the increase will equal the ratio of the Target Premium for the requested increase to the sum of the Target Premiums for the total Face Amount in effect under the Policy, including the Target Premium for the requested increase. See Appendix B for a table of Target Premium Factors.

     Charge Assessed Upon Decreases. Assuming there has been no prior requested increase in Face Amount, the amount of the Contingent Deferred Sales Charge deducted upon a decrease in Face Amount will equal a fraction of the charge that would be deducted if the Policy were surrendered at that time. The fraction will be determined by dividing the amount of the decrease by the Policy's Face Amount on the Issue Date of the Policy and multiplying the result by the charge.

     If there has been a prior increase in Face Amount, the amount of the charge will depend on whether the initial Face Amount or subsequent increases in Face Amount are being decreased, which, in turn, will depend on whether the decrease arises from a partial withdrawal or a requested decrease in Face Amount. (See Policy Benefits--Death Benefit--Change in Face Amount and Additional Coverage from Riders, and Policy Rights--Surrender and Partial Withdrawals.) The charge deducted will equal the proportionate amount of the Contingent Deferred Sales Charge for each portion of the Face Amount being decreased, based on the relationship of the decrease to the applicable portions of the Face Amount.

     Reduction of Charges. The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other group or sponsored arrangements purchasing one or more Policies, General American may waive or reduce the amount of the Contingent Deferred Sales Charge, Selection and Issue Expense Charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies are reduced.

     Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the Initial Premium payment or payments; from the amount of projected premium payments; or from lower Target Premiums when the death benefit under a Policy has been increased by the amount of the coverage provided by a SCTR. General American will determine in its discretion if, and in what amount, a reduction is appropriate. The Company may modify its criteria for qualification for reduction of charges as experience is gained, subject to the limitation that such reductions will not be unfairly discriminatory against the interests of any Owner.

Separate Account Charges

     Mortality and Expense Risk Charge. General American will deduct a daily charge from the Separate Account at the rate of .002455% of the average net assets of each Division of the Separate Account, which equals an effective annual rate of.90% of those net assets. This deduction is guaranteed not to increase while the Policy is in effect. General American may realize a profit from this charge.

     The mortality risk assumed by General American is that Insureds may die sooner than anticipated and that therefore General American will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will exceed the amounts realized from the administrative charges assessed against the Policy.

     Fund Expenses. The value of the net assets of the Separate Account will reflect the investment advisory fee and other expenses incurred by the underlying investment companies. See the prospectuses for the respective Funds for a description of investment advisory fees and other expenses.

     No charges are currently made to the Separate Account for Federal, state, or local taxes that the Company incurs which may be attributable to such Separate Account or to the Policy. The Company may make a charge for any taxes or economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policy. (See Federal Tax Matters.)

                                   DIVIDENDS

     The Policy is a participating Policy which is entitled to a share, if any, of the divisible surplus of the Company as determined each year and apportioned to it. This surplus will be distributed as a dividend payable annually on the January Monthly Anniversary. If the Insured dies after the dividend has been determined, the Company will pay any unpaid dividend to the Beneficiary. Because investment results are credited directly through changes in the Policy's Cash Value, the Company expects little or no divisible surplus to be credited to a policy; no dividends have been credited in the past.

     Dividends under participating policies may be described as refunds of premiums which adjust the cost of a Policy to the actual level of costs emerging over time after the issue of the Policies. Both Federal and state law recognize that dividends are generally considered to be a refund of a portion of the premium paid and therefore are not treated as income for Federal or state income tax purposes. However, depending on the dividend payment option chosen (See below), dividends may have tax consequences to Owners. Counsel or other competent tax advisors should be consulted for more complete information.

     Dividend illustrations published at the time of issue of a Policy reflect the actual recent experience of the issuing insurance company with respect to factors such as interest, mortality, and expenses.

     State law generally prohibits a company from projecting or estimating future results. State law also requires that dividends must be based on surplus, after setting aside certain necessary amounts, and that such surplus must be apportioned equitably among participating policies. In other words, in principle and by statute, dividends must be based on actual experience and cannot be guaranteed at issue of a Policy.

     Each year the Company's actuary analyzes the current and recent past experience and compares it to the assumptions used in determining the premium rates at the time of issue. Some of the more important data studied includes mortality and lapse rates, investment yield in the General Account, and actual expenses incurred in administering the Policy. Such data is then allocated to each dividend class, e.g., by year of issue, age, and plan. The actuary then determines what dividends can be equitably apportioned to each Policy class and makes a recommendation to the Company's Board of Directors ("the Board"). The Board, which has the ultimate authority to declare dividends, will vote the amount of surplus to be apportioned to each Policy class, thereby authorizing the distribution of the annual dividend.

     An Owner may choose one of the following dividend options. Dividends will be credited under the chosen option until the Owner changes it. If the Owner does not choose an option, the Company will credit the dividend under Dividend Option B until such time as the Owner requests in writing a different option.

     Dividend Option A: Cash. The amount of the dividend will be paid in cash.

     Dividend Option B: Increase Cash Value. The amount of the dividend will be added to the Policy's Cash Value on the date of the dividend payment.

     The Cash Value will be increased by the amount of the dividend. The dividend will be allocated to the General Account (if available) and the Divisions of the Separate Account according to the current allocation of Net Premium.

                              THE GENERAL ACCOUNT

     Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933, and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the General Account. The disclosure regarding the General Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

General Description

     The General Account consists of all assets owned by General American other than those in the Separate Account and other separate accounts.

     Subject to applicable law, General American has sole discretion over the investment of the assets of the General Account.

     At issue, General American will determine the maximum percentage of the non-borrowed Cash Value that may be allocated, either initially or by transfer, to the General Account. The ability to allocate Net Premiums or to transfer Cash Value to the General Account may not be made available, in the Company's discretion, under certain Policies.

     Further, the option may be limited with respect to some Policies. The Company may, from time to time, adjust the extent to which premiums or Cash Value may be allocated to the General Account ("the maximum allocation percentage"). Such adjustments may not be uniform as to all Policies. General American may at any time modify the General Account maximum allocation percentage. Subject to this maximum, an Owner may elect to allocate Net Premiums to the General Account, the Separate Account, or both. Subject to this maximum, the Owner may also transfer Cash Value from the Divisions of the Separate Account to the General Account or from the General Account to the Divisions of the Separate Account. The allocation of Net Premiums or the transfer of Cash Value to the General Account does not entitle an Owner to share in the investment experience of the General Account. Instead, General American guarantees that Cash Value allocated to the General Account will accrue interest at a rate of at least 4.0%, compounded annually, independent of the actual investment experience of the General Account.

     The Loan Account is part of the General Account.

The Policy

     This Prospectus describes a flexible premium variable life insurance policy. This Prospectus is generally intended to serve as a disclosure document only for the aspects of the Policy relating to the Separate Account. For complete details regarding the General Account, see the Policy itself.

General Account Benefits

     If the Owner allocates all Net Premiums only to the General Account and makes no transfers, partial withdrawals, or Policy Loans, the entire investment risk will be borne by General American, and General American guarantees that it will pay at least a minimum specified death benefit.

     The Owner may select Death Benefit Option A, B, or C under the Policy and may change the Policy's Face Amount subject to satisfactory evidence of insurability.

General Account Cash Value

     Net Premiums allocated to the General Account are credited to the Cash Value. General American bears the full investment risk for these amounts and guarantees that interest will be credited to each Owner's Cash Value in the General Account at a rate of no less than 4% per year, compounded annually. General American may, IN ITS SOLE DISCRETION, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4.0% per year and might not do so. ANY INTEREST CREDITED ON THE POLICY'S CASH VALUE IN THE GENERAL ACCOUNT IN EXCESS OF THE GUARANTEED MINIMUM RATE OF 4.0% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF GENERAL AMERICAN. THE POLICY OWNER ASSUMES THE RISK THAT INTEREST CREDITED MAY NOT EXCEED THE GUARANTEED MINIMUM RATE OF 4.0% PER YEAR. If excess interest is credited, a different rate of interest may be applied to the Cash Value in the Loan Account. The Cash Value in the General Account will be calculated on each Monthly Anniversary of the Policy.

     General American guarantees that, on each Valuation Date, the Cash Value in the General Account will be the amount of the Net Premiums allocated or Cash Value transferred to the General Account, plus interest at the rate of 4.0% per year, plus any excess interest which General American credits and any amounts transferred into the General Account, less the sum of all Policy charges allocable to the General Account and any amounts deducted from the General Account in connection with partial withdrawals, surrender charges, or transfers to the Separate Account.

Transfers, Surrenders, Partial Withdrawals, and Policy Loans

     After the first Policy Year and prior to the death of the Insured, a portion of Cash Value may be withdrawn from the General Account or transferred from the General Account to the Separate Account. A maximum total of four partial withdrawals and transfers from the General Account is permitted in a

Policy Year. A partial withdrawal, net of any applicable surrender charges, and any transfer must be at least $500 or the Policy's entire Cash Value in the General Account if less than $500. No amount may be withdrawn from the General Account that would result in there being insufficient Cash Value to meet any surrender charges that would be payable immediately following the withdrawal upon the surrender of the remaining Cash Value of the Policy. The total amount of transfers and withdrawals in a Policy Year may not exceed a Maximum Amount equal to the greater of (a) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy Year or (b) the previous Policy Year's Maximum Amount (not to exceed the total Cash Surrender Value of the Policy).

     Transfers to the General Account are limited by the maximum allocation percentage (described above) in effect for a Policy at the time a transfer request is made.

     Policy Loans may also be made from the Policy's Cash Value in the General Account.

     Loans and withdrawals from the General Account may have Federal income tax consequences. (See Federal Tax Matters.)

     No transfer charge currently is imposed on transfers to and from the General Account. However, such a charge may be imposed in the future.

     General American may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals will result in the imposition of the applicable surrender charges.

     Transfers, surrenders, and partial withdrawals payable from the General Account and the payment of Policy Loans allocated to the General Account may, subject to certain restrictions, be delayed for up to six months.

     However, if payment is deferred for 30 days or more, General American will pay interest at the rate of 2.5% per year for the period of the deferment.

                                GENERAL MATTERS

Postponement of Payments from the Separate Account

     The Company usually pays amounts payable on partial withdrawal, surrender, or Policy Loans allocated to the Separate Account Divisions within seven days after written notice is received. Payment of any amount payable from the Divisions of the Separate Account upon surrender, partial withdrawals, death of Insured, as well as payments of a Policy Loan and transfers, may be postponed whenever: (i) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted as determined by the SEC; (ii) the SEC, by order, permits postponement for the protection of Owners; or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. The Company may defer payment of the portion of any Policy Loan from the General Account for not more than six months.

     Payments under the Policy of any amounts derived from premiums paid by check may be delayed until the check has cleared the bank upon which it is drawn.

The Contract

     The Policy, the attached application, any riders, endorsements, any application for an increase in Face Amount, and any application for reinstatement constitute the entire contract. All statements made by the Insured in the application and any supplemental applications can be used to contest a claim or the validity of the Policy. Any change to the Policy must be in writing and approved by the President, a Vice President, or the Secretary of the Company. No agent has the authority to alter or modify any of the terms, conditions, or agreements of the Policy or to waive any of its provisions.

Control of Policy

     The Insured is the Owner of the Policy unless another person or entity is shown as the Owner in the application. Ownership may be changed, however, as described below. The Owner is entitled to all rights provided by the Policy, prior to the death of the Insured. Any person whose rights of ownership depend upon some future event does not possess any present rights of ownership. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured, the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die. The Company may rely on the written request of any trustee of a trust which is the Owner of the Policy, and the Company is not responsible for the proper administration of any such trust.

Beneficiary

     The Beneficiary(ies) is (are) the person(s) specified in the application or by later designation. Unless otherwise stated in the Policy, the Beneficiary has no rights in a Policy before the death of the Insured.

     If there is more than one Beneficiary at the death of the Insured, each Beneficiary will receive equal payments unless otherwise provided by the Owner. If no Beneficiary is living at the death of the Insured, the proceeds will be payable to the Owner or, if the Owner is not living, to the Owner's estate.

     The Policy permits the designation of various types of trust as Beneficiary(ies), including trusts for minor beneficiaries, trusts under a will, and trusts under a separate written agreement. An Owner is also permitted to designate several types of beneficiaries, including business beneficiaries. For more details about the use of trusts and specialized types of beneficiaries, refer to the Policy.

Change of Owner or Beneficiary

     The Owner may change the ownership and/or Beneficiary designation by written request in a form acceptable to the Company at any time during the Insured's lifetime, subject to any restrictions stated in the Policy and this Prospectus. The Company may require that the Policy be returned for endorsement of any change. If acceptable to us, the change will take effect as of the date the request is signed, whether or not the Insured is living when the request is received at the Company's Home Office. The Company is not liable for any payment made or action taken before the Company received the written request for change. If the Owner is also a Beneficiary of the Policy at the time of the Insured's death, the Owner may, within 60 days of the Insured's death, designate another person to receive the Policy proceeds. Any change will be subject to any assignment of the Policy or any other legal restrictions.

Policy Changes

     The Company reserves the right to limit the number of changes to a Policy to one per Policy Year and to restrict changes in the first Policy Year. Currently, only one change is permitted during any Policy Year, and no change may be made during the first Policy Year. For this purpose, changes include increases or decreases in Face Amount and changes in the death benefit option. No change will be permitted that would result in this policy not satisfying the definition of life insurance under the Internal Revenue code of 1986 or any applicable successor provision thereto.

Conformity With Statutes

     If any provision in a Policy is in conflict with the laws of the state governing the Policy, the provision will be deemed to be amended to conform to such laws. In addition, the Company reserves the right to change the Policy if it is determined that a change is necessary to cause this Policy to comply with, or give the Owner the benefit of, any Federal or state statute, rule, or regulation, including, but not limited to requirements of the Internal Revenue Code, or its regulations or published rulings.

Claims of Creditors

     To the extent permitted by law, neither the Policy nor any payment under it will be subject to the claims of creditors or to any legal process.

Incontestability

     The Policy is incontestable after it has been in force for two years from the Issue Date during the lifetime of the Insured. An increase in Face Amount and an addition of a rider after the Issue Date are incontestable after such increase or addition has been in force for two years from its effective date during the lifetime of the Insured. Any reinstatement of a Policy is incontestable only after it has been in force during the lifetime of the Insured for two years after the effective date of the reinstatement.

Assignment

     The Company will be bound by an assignment of a Policy only if: (a) the assignment is in writing; (b) the original assignment instrument or a certified copy thereof is filed with the Company at its Home Office; and (c) the Company returns an acknowledged copy of the assignment instrument to the Owner. The Company is not responsible for determining the validity of any assignment. Payment of Policy proceeds is subject to the rights of any assignee of record. If a claim is based on an assignment, the Company may require proof of the interest of the claimant. A valid assignment will take precedence over the claim of any Beneficiary.

Suicide

     Suicide within two years of the Issue Date is not covered by the Policy.

     If the Insured dies by suicide, while sane or insane, within two years from the Issue Date (or within the maximum period permitted by the laws of the state in which the Policy was delivered, if less than two years), the amount payable will be limited to premiums paid, less any partial withdrawals and any outstanding Indebtedness. Subject to certain limitations, if the Insured dies by suicide, while sane or insane, within two years after the effective date of an increase in Face Amount, the death benefit for that increase will be limited to the amount of the monthly deductions for the increase.

     If the Insured is a Missouri citizen when the Policy is issued, this provision does not apply on the Issue Date of the Policy, or on the effective date of an increase in Face Amount, unless the Insured intended suicide when the Policy or the increase in Face Amount was applied for.

Misstatement of Age or Sex and Corrections

     If the age or sex (except under any Policies sold in Montana, see Unisex Requirements Under Montana Law) of the Insured has been misstated in the application, the amount of the benefit will be equitably adjusted on the basis of the correct facts.

     Any payment or Policy changes made by the Company in good faith, relying on its records or evidence supplied with respect to such payment, will fully discharge the Company's duty. The Company reserves the right to correct any errors in the Policy.

Additional Insurance Benefits

     Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general; the terms of the Policy riders providing the additional benefits may vary from state to state, and the Policy should be consulted. Many, but not all, of these additional insurance benefits require additional charges. The cost of any additional insurance benefits which require additional charges will be deducted as part of the monthly deduction from the Policy's Cash Value.

     (See Charges and Deductions--Monthly Deduction.) Certain restrictions may apply and are described in the applicable rider. An insurance agent authorized to sell the Policy can describe these extra benefits further.

     Samples of the provisions are available from General American upon written request.

     Waiver of Monthly Deduction Rider. Provides for the waiver of the monthly deduction while the Insured is totally disabled, subject to certain limitations described in the rider. The Insured must have become disabled after age 5 and before age 65.

     Waiver of Specified Premium Rider. Provides for crediting the Policy's Cash Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65.

     Accidental Death Benefit Rider. Provides additional insurance if the Insured's death results from accidental bodily injury, as defined in the rider. Under the terms of the rider, the additional benefits provided in the Policy will be paid upon receipt of proof by the Company that death: resulted directly from accidental bodily injury and independently of all other causes; occurred within 120 days from the date of injury; and occurred on or after the Policy Anniversary nearest the Insured's age 0 and before age 70.

     Children's Life Insurance Rider. Provides for term life insurance on the Insured's children, as defined in the rider. Under the terms of the rider, the death benefit will be payable to the named Beneficiary upon the death of any insured child. Upon receipt of proof of the Insured's death before the rider terminates, insurance on the life of any insured child will continue without further premium payments.

     Guaranteed Option to Increase the Face Amount Rider. Provides that the Owner can purchase additional insurance under an existing Policy at certain future dates without evidence of insurability.

     Additional Insured Family Term Rider. Provides for term life insurance on an Additional Insured. An Additional Insured must be an immediate family member (spouse or child) of the Insured. A rider is issued for each additional family member individually. Under the terms of the rider, the death benefit will be payable to the named Beneficiary upon the death of the Additional Insured.

     Increasing Benefit Rider. Provides generally for annual increases in Face Amount under the Policy and coverages under any SCTR until the Insured attains age 65. Increases may be either a fixed percentage or indexed to a cost of living.

     Supplemental Coverage Term Rider. Provides additional insurance coverage on a basis different from that under the Policy. Coverage under a SCTR generally has a lower cost of insurance, but has no Cash Value associated with it.

     Guaranteed Survivor Purchase Option Rider. Provides that the Beneficiary upon death of the Insured may purchase an option policy on a "designated life." The designated life is named in the rider section of the application for this Policy and may not be changed. No evidence of insurability is required for the option policy.

Records and Reports

     The Company will maintain all records relating to the Separate Account and will mail to the Owner once each Policy Year, at the last known address of record, a report which shows the current Policy values, premiums paid, deductions made since the last report, and any outstanding Policy Loans. The Owner will also be sent a periodic report for each Fund. Receipt of premium payments, transfers, partial withdrawals,

     Policy Loans, loan repayments, changes in death benefit options, increases or decreases in Face Amount, surrenders, and reinstatements will be confirmed promptly following each transaction.

     An Owner may request in writing a projection of illustrated future Cash Surrender Values and death benefits. This projection will be furnished by the Company for a nominal fee which will not exceed $25.

                         DISTRIBUTION OF THE POLICIES

     The Policies will be sold by individuals who, in addition to being licensed as life insurance agents for the Company, are also registered representatives of Walnut Street Securities, Inc. ("Walnut Street"), the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with Walnut Street. Walnut Street was incorporated under the laws of Missouri in 1984 and is a wholly-owned subsidiary of General American Holding Company, which is, in turn, a wholly-owned subsidiary of the Company. Walnut Street is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. No director or officer of Walnut Street owns any units in the Separate Account.

     Walnut Street receives no administrative fees, management fees, or other fee income from sales of the Policies.

     Writing agents will receive commissions based on a commission schedule and rules. Currently, agent first-year commissions can equal up to 45% of the Target Premium and either 2.0% or 2.5% of the excess first year premium, depending on the sales contract. In renewal years, the agent commissions equal 2.0%, 2.5% or 3.0% of premium paid. For all years after the first, a commission of .34% of the average monthly non-loaned Cash Value for each Policy Year is paid. In addition, bonuses based on first-year commissions may be earned during years 2 through 10 if an agent is covered by a contract under which the lower percent of premium commissions is paid. In addition, the Company, general agent, and writing agent may enter into agreements that compensate the writing agent for basic expenses, renewal overrides, and incentive bonuses. These are maximum commissions, and reductions may be possible under the circumstances outlined in the section entitled Reduction of Charges. General Agents receive compensation which may be based in part on the level of agent commissions in their agencies.

     The General Agent commission schedules and rules differ for different types of agency contracts.

                              FEDERAL TAX MATTERS

Introduction

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

Tax Status of the Policy

     Section 7702 of the Internal Revenue Code of 1986, as amended ("the Code") includes a definition of a life insurance contract for Federal tax purposes. The Secretary of the Treasury ("the Treasury") issued proposed regulations which specify what will be considered reasonable mortality charges under
Section 7702. Guidance as to how Section 7702 is to be applied is, however, limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy.

     With respect to a Policy issued on the basis of a standard premium class or on a guaranteed or simplified issue basis, while there is some uncertainty due to the limited guidance under Section 7702, the Company believes that such a Policy should meet the Section 7702 definition of a life insurance contract. However, with respect to a Policy issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), it is not clear whether such a Policy would satisfy Section 7702, particularly if the Owner pays the full amount of premiums permitted under the Policy.

     If it is subsequently determined that a Policy does not satisfy
Section 7702, the Company will take whatever steps are appropriate and necessary to attempt to cause such a Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitations allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, the Company reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702.

     Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Separate Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Separate Account intends to comply with the diversification requirements prescribed by the Treasury in Regulation Section 1.817-5, which affect how assets may be invested. Although General American does not control the Funds, it has entered into agreements which require these investment companies to be operated in compliance with the requirements prescribed by the Treasury.

     The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets, for federal income tax purposes, if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. If that were to be determined to be the case, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

     The ownership rights under the Policy are different in certain respects from those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating Premium payments and Policy Values. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Separate Account.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

     1. Tax Treatment of Policy Benefits. In general, the Company believes that the proceeds and cash value increases of a policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code.

     Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a change of Owner, an assignment, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. In addition, Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Owner or Beneficiary. A competent tax advisor should be consulted for further information.

     A Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

     Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and

Policy Loans taken from or secured by, a Policy depend on whether the Policy is classified as a "modified endowment contract". However, upon a complete surrender or lapse of any Policy, or when benefits are paid at such a Policy's maturity date, if the amount received plus the amount of outstanding Indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

     2. Modified Endowment Contracts. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

     In addition, if a Policy is "materially changed," it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change, and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

     Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

     Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. The Company has, however, adopted administrative steps designed to protect an Owner against the possibility that the Policy might become a modified endowment contract. The Company believes that the safeguards are adequate for most situations, but it cannot provide complete assurance that a Policy will not be classified as a modified endowment contract. At the time a premium is credited which would cause the Policy to become a modified endowment contract, the Company will notify the Owner that unless a refund of the excess premium is requested by the Owner, the Policy will become a modified endowment contract. The Owner will have 30 days after receiving such notification to request the refund. The excess premium paid will be returned to the Owner upon receipt by the Company of the refund request. The amount to be refunded will be deducted from the Policy's Cash Value in the Divisions of the Separate Account and in the General Account in the same proportion as the premium payment was allocated to such Accounts.

     Accordingly, a prospective Owner should contact a competent tax advisor before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax advisor before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new policy in the case of an exchange) to be treated as a modified endowment contract.

     3. Distributions From Policies Classified As Modified Endowment Contracts. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender and benefits paid at maturity, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that (a) is included in income, except where the distribution or Policy Loan is made on or after the Owner attains age 59-1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

     4. Distributions From Policies Not Classified As Modified Endowment Contract. Distributions from Policies not classified as modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

     Policy Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as Indebtedness of the Owner.

     Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

     5. Policy Loan Interest. Generally, interest paid on any loan under a life insurance Policy owned by an individual is not deductible. In addition, interest on any loan under a life insurance Policy owned by a business taxpayer on the life of any individual who is an officer of or is financially interested in the business carried on by that taxpayer is deductible only under certain very limited circumstances. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISOR BEFORE DEDUCTING ANY LOAN INTEREST.

     6. Interest Expense on Unrelated Indebtedness. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax Advisor.

     7. Investment in the Policy. Investment in the Policy means (a) the aggregate amount of any premiums or other consideration paid for a Policy, minus (b) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (c) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

     8. Multiple Policies. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code.

     9. Possible Charge For Taxes. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

                     UNISEX REQUIREMENTS UNDER MONTANA LAW

     The State of Montana generally prohibits the use of actuarial tables that distinguish between men and women in determining premiums and Policy benefits for policies issued on the lives of their residents.

     Therefore, all Policies offered by this Prospectus to insure residents of Montana will have premiums and benefits which are based on actuarial tables that do not differentiate on the basis of sex.

                 SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

     The Company holds the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from the General Account. The Company maintains records of all purchases and redemptions of the applicable fund shares by each of the Divisions. Additional protection for the assets of the Separate Account is afforded by a blanket fidelity bond issued by Lloyd's Underwriters in the amount of $5 million, covering all officers and employees of the Company who have access to the assets of the Separate Account.

                                 VOTING RIGHTS

     Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Funds in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

     The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

     The Company will vote the shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which it owns and which are not attributable to Policies in the same proportion.

     Each person having a voting interest in a Division will receive proxy material, reports, and other materials relating to the appropriate Fund.

     Disregard of Voting Instructions. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment advisor or sub-advisor of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                        STATE REGULATION OF THE COMPANY

     The Company, a stock life insurance company organized under the laws of Missouri, and the Separate Account are subject to regulation by the Missouri Department of Insurance. An annual statement is filed with the Director of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically, the Director of Insurance examines the liabilities and reserves of the Company and the Separate Account and certifies their adequacy, and a full examination of the Company's operations is conducted by the National Association of Insurance Commissioners at least once every three years.

     In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance departments of other states apply the laws of the state of domicile in determining permissible investments.

                           MANAGEMENT OF THE COMPANY

  Principal Officers**          Principal Occupation(s) Name During Past Five Years*
-------------------------- ----------------------------------------------------------------

Richard A. Liddy           Chairman and CEO, 2/2000-present. Formerly Chairman,
                           President and CEO, 1/95-present; Chairman of the Executive
                           Committee, 5/92-present. Formerly President and CEO,
                           5/92-1/95.

Robert J. Banstetter, Sr.  Vice President, General Counsel and Secretary, 2/91-present.

John W. Barber             Vice President, 2/2000-present. Formerly Vice President and
                           Controller, 12/84-2/2000.

Barry C. Cooper            Vice President and Controller, 2/2000-present.

Kevin C. Eichner           President, 2/2000-present. Formerly Executive Vice President of
                           General American, President and Chairman of GenMark,
                           Chairman of Walnut Street Securities, 10/97-Present. President
                           and CEO, Collaborative Strategies, 1983-Present.

E. Thomas Hughes           Corporate Actuary and Treasurer, 10/94-present. Formerly
                           Executive Vice President-Group Pensions, 3/90-10/94.

Principal Officers**      Principal Occupation(s) Name During Past Five Years*
--------------------- --------------------------------------------------------------

Warren J. Winer       Executive Vice President-Group Life and Health, 8/95-present.
                      Formerly Managing Director, William M. Mercer, Inc.,
                      7/93-8/95; President and Chief Operating Officer, W. F.
                      Corroon, 1986-7/93.

Bernard H. Wolzenski  Executive Vice President-Individual Insurance, 10/91-present.
                      Formerly Vice President-Life Product Management, 5/86-10/91.

A. Greig Woodring     President and Chief Executive Officer, Reinsurance Group of
                      America, 12/92-present. Executive Vice President-Reinsurance,
                      3/90-present.

------------
*    All positions listed are with General American unless otherwise indicated.
** The principal business address of Messrs. Banstetter, Cooper, Hughes, and Liddy is General American Life Insurance Company, 700 Market Street, St. Louis, Missouri 63101. The principal business address for Messrs. Barber, Winer and Wolzenski is 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The principal business address for Mr. Woodring is 1370 Timberlake Manor Parkway, Chesterfield, MO 63017. The principal business address for
     Mr. Eichner is 670 Mason Ridge Center Drive, Suite 100, St. Louis, Missouri 63141.

             Directors                      Principal Occupation(s) Name During Past Five Years*
------------------------------------- -----------------------------------------------------------------

August A. Busch III                   Chairman of the Board and President, Anheuser-Busch
Anheuser-Busch Companies, Inc.        Companies, Inc. (beer business).
One Busch Place
St. Louis, Missouri 63118

William E. Cornelius                  Retired Chairman and Chief Executive Officer, Union Electric
Union Electric Company                Company (electric utility business). Prior to 1993, Chairman and
P.O. Box 149                          Chief Executive Officer.
St. Louis, Missouri 63166

John C. Danforth                      Partner. Formerly, U.S. Senator, State of Missouri.
Bryan Cave
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102

Bernard A. Edison                     Past President, Edison Brothers Stores, Inc. (retail specialty
Edison Brothers Stores, Inc.          stores).
P.O. Box 14020
St. Louis, Missouri 63178

Richard A. Liddy                      Chairman and CEO, General American
General American Life Insurance Co.
700 Market Street
St. Louis, Missouri 63101

William E. Maritz                     Chairman and Chief Executive Officer, Maritz, Inc. (motivation,
Maritz, Inc.                          travel, communications, training and marketing research
1375 North Highway Drive              business).
Fenton, Missouri 63099

Craig D. Schnuck                      Chairman and Chief Executive Officer, Schnuck Markets, Inc.
Schnuck Markets, Inc.                 (retail supermarket chain). Prior to 1991, President and Chief
11420 Lackland Road                   Executive Officer
P.O. Box 46928
St. Louis, Missouri 63146

William P. Stiritz                    Chairman, Chief Executive Officer and President, Agribrands
Ralston Purina Company                International, Inc. Formerly Chairman, Chief Executive Officer
Checkerboard Square                   and President, Ralston Purina Company (pet food, batteries, and
St. Louis, Missouri 63164             bread business); Chairman, Ralcorp Holdings, Inc. (ready-to-eat cereal, baby food, ski resorts).


Andrew C. Taylor                Chief Executive Officer and President, Enterprise Rent-A-Car
Enterprise Rent-A-Car           (car rental). Prior to May, 1991, President.
600 Corporate Park Drive
St. Louis, Missouri 63105

Robert L. Virgil                Principal, Edward Jones (investments). Prior to 1993, Dean, the
Edward Jones                    John M. Olin School of Business, Washington
12555 Manchester                University(business education)
St. Louis, Missouri 63131-3729

Virginia V. Weldon, M.D.        Director, Center for the Study of American Business,
Monsanto Company                Washington University. Retired Senior Vice President, Public
800 North Lindbergh             Policy, Monsanto Company (chemicals diversified industry,
St. Louis, Missouri 63167       pharmaceuticals, life science products, and food ingredients business). Prior to 1993, Vice President, Public Policy.

Ted C. Wetterau                 President, Wetterau Associates, L.L.C. Retired Chairman and
Wetterau Associates, L.L.C.     Chief Executive Officer, Wetterau Incorporated (retail and
7700 Bonhomme, Suite 750        wholesale grocery, manufacturing business).
St. Louis, Missouri 63105

-------------
*    All positions listed are with General American unless otherwise indicated.

                                 LEGAL MATTERS

     All matters of Missouri law pertaining to the Policy, including the validity of the Policy and General American's right to issue the Policy under Missouri insurance law, have been passed upon by Robert J. Banstetter, Vice President, General Counsel, and Secretary of General American.

                               LEGAL PROCEEDINGS

     There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. General American is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                                    EXPERTS

     The audited financial statements of General American and the Separate Account have been included in this Prospectus in reliance on the reports of KPMG LLP, independent certified public accountants, and on the authority of said firm as experts in accounting and auditing.

     Actuarial matters included in this Prospectus have been examined by Alan
J. Hobbs, FSA, MAAA, LLIF, Second Vice President & Financial Actuary of General American, as stated in the opinion filed as an exhibit to the registration statement.

                            ADDITIONAL INFORMATION

     A registration statement has been filed with the SEC, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Separate Account, General American and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

     Like all financial services providers, General American utilizes systems that may be affected by the Year 2000 transition issues, and it relies on services providers, including the Funds, that may also be affected.

     The Company has developed, and is in the process of implementing, a Year 2000 transition plan, and is confirming that its services providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on the Company. However, as of the date of this prospectus, we do not anticipate that Policy Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. General American currently anticipates that its systems will be Year 2000 compliant, but there can be no assurance that the Company will be successful, or that interaction with other service providers will not impair the Company's services at that time.

                             FINANCIAL STATEMENTS

     The financial statements of General American which are included in this Prospectus should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy.

     They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                  APPENDIX A

Illustrations of Death Benefits and Cash Values

     The following tables illustrate how the Cash Value, Cash Surrender Value, and death benefit of a Policy change with the investment experience of a Division of the Separate Account. The tables show how the Cash Value, Cash Surrender Value, and death benefit of a Policy issued to an insured of a given age and at a given premium would vary over time if the investment return on the assets held in each Division of the Separate Account were a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables in Appendix A illustrate a Policy issued to a Male, age 45 in a preferred nonsmoker rate class. If the insured falls into a smoker rate class, the Cash Values, Cash Surrender Values, and death benefits would be lower than those shown in the tables. In addition, the Cash Values, Cash Surrender Values, and death benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

     The Cash Value column under the "Guaranteed" heading shows the accumulated value of the Net Premiums paid at the stated interest rate, reflecting deduction of the Selection and Issue Expense Charge, the monthly administrative charges and monthly charges for the cost of insurance based on the maximum values allowed under the 1980 Commissioners Standard Ordinary Nonsmoker Mortality Table. The Cash Surrender Value column under the "Guaranteed" heading shows the projected Cash Surrender Value of the Policy, which is calculated by taking the Cash Value under the "Guaranteed" heading and deducting any appropriate Contingent Deferred Sales Charge. The Cash value column under the "Current" heading shows the accumulated value of the Net Premiums at the stated interest rate, reflecting deduction of the Selection and Issue Expense Charge, the monthly administrative charges and monthly charges for the cost of insurance at their current level, which is less than or equal to that allowed by the 1980 Commissioners Standard Ordinary Nonsmoker Mortality Table. The Cash Value column under the "Current" heading also reflects payment of the projected dividends into the Cash Value. The Cash Surrender Value column under the "Current" heading shows the projected Cash Surrender Value of the Policy, which is calculated by taking the Cash Value under the "Current" heading and deducting any appropriate Contingent Deferred Sales Charge.

     The illustrations of death benefits reflect the above assumptions. The death benefits also vary between tables depending upon whether Death Benefit Options A or C (Level Type) or Death Benefit Option B (Increasing Type) are illustrated.

     The amounts shown for Cash Value, Cash Surrender Value, and death benefit reflect the fact that the investment rate of return is lower than the gross after-tax return on the assets held in a Division of the Separate Account. The charges include a .90% charge for mortality and expense risk, the investment advisory fee (.69% of aggregate average daily net assets is assumed but the actual investment advisory fee applicable to each Division is shown in the respective Prospectuses of each fund, and administrative expenses incurred. After deduction for these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of -1.59%, 4.41%, and

     10.41%, respectively. The Prospectuses for each fund should be consulted for details about the nature and extent of their expenses. There is no arrangement for reimbursing the expenses of General American Capital Company, Russell Insurance Funds, Variable Insurance Products Fund, Variable Insurance Products Fund II, and Van Eck Worldwide Insurance Trust.

     The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account (as opposed to Premium Tax Charges which are deducted from premium payments), since General American is not currently making any such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return of the Divisions of the Separate Account would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charges in order to produce the death benefit and Cash Value illustration. (See Federal Tax Matters.)

     The tables illustrate the Policy values that would result based upon the investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Separate Account, if no Policy Loans have been made, and dividends are paid into the Cash Value as projected. The tables are also based on the assumptions that the Owner has not requested an increase or decrease in the Face Amount, that no partial withdrawals have been made, that no transfer charges were incurred, and that no optional riders have been requested.

     Upon request, General American will provide a comparable illustration based upon the proposed Insured's age, sex, and rate class, the Face Amount or premium requested, the proposed frequency of premium payments, and any available riders requested.

                    General American Life Insurance Company
                   Flexible Premium Variable Life Insurance

                         Policy Face Amount: $100,000
                        Male Preferred Nonsmoker Age 45
             Death Benefit Level (Option A) Annual Premium: $1,971

                           For Separate Account Eleven A Hypothetical Gross Annual Rate Of
                                        Return @ 0.0% (Net Rate @ -1.59%)
                           ---------------------------------------------------------------
                                       Current                        Guaranteed
                    Prem   -------------------------------- ------------------------------
End of      Annual Accum @  Surr       Cash        Death     Super     Cash       Death
 Year   Age Paymnt   5%    Value      Value      Benefit     Value    Value      Benefit
------  --- ------ ------- ------     ------     -------    -------   ------    ----------
 1      46  1,971    2,069    695      1,226     100,000       695     1,226    100,000
 2      47  1,971    4,242  1,963      2,676     100,000     1,951     2,664    100,000
 3      48  1,971    6,521  3,210      4,073     100,000     3,187     4,050    100,000
 4      49  1,971    8,919  4,418      5,430     100,000     4,384     5,397    100,000
 5      50  1,971   11,435  5,577      6,739     100,000     5,532     6,694    100,000
 6      51  1,971   14,076  6,818      7,999     100,000     6,764     7,944    100,000
 7      52  1,971   16,849  8,044      9,213     100,000     7,968     9,137    100,000
 8      53  1,971   19,761  9,264     10,392     100,000     9,147    10,275    100,000
 9      54  1,971   22,818 10,482     11,538     100,000    10,292    11,349    100,000
 10     55  1,971   26,029 11,706     12,662     100,000    11,395    12,350    100,000
 11     56  1,971   29,399 13,101     13,908     100,000    12,474    13,281    100,000
 12     57  1,971   32,939 14,486     15,128     100,000    13,501    14,143    100,000
 13     58  1,971   36,655 15,853     16,310     100,000    14,462    14,919    100,000
 14     59  1,971   40,557 17,195     17,438     100,000    15,377    15,620    100,000
 15     60  1,971   44,655 18,523     18,523     100,000    16,227    16,227    100,000
 16     61  1,971   48,957 19,552     19,552     100,000    16,734    16,734    100,000
 17     62  1,971   53,474 20,532     20,532     100,000    17,131    17,131    100,000
 18     63  1,971   58,217 21,458     21,458     100,000    17,410    17,410    100,000
 19     64  1,971   63,197 22,325     22,325     100,000    17,554    17,554    100,000
 20     65  1,971   68,426 23,141     23,141     100,000    17,541    17,541    100,000
 25     70  1,971   98,766 26,165     26,165     100,000    14,566    14,566    100,000
 30     75  1,971  137,488 24,725     24,725     100,000     3,568     3,568    100,000

     GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES.

     CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES AND DIVIDENDS BASED ON THE CURRENT DIVIDEND SCALE FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN. THESE VALUES ARE ALSO

BASED ON A POLICY ISSUE DATE OF JANUARY 1 FOR PURPOSES OF DETERMINING DIVIDEND AMOUNTS.

     THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY OWNER AND THE INVESTMENT RESULTS FOR EACH FUND. THE CASH VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY, WALNUT STREET SECURITIES, ANY FUND, OR ANY REPRESENTATIVE THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

     ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID BY THE COMPANY.

                    General American Life Insurance Company
                   Flexible Premium Variable Life Insurance

                         Policy Face Amount: $100,000
                        Male Preferred Nonsmoker Age 45
             Death Benefit Level (Option A) Annual Premium: $1,971

                           For Separate Account Eleven A Hypothetical Gross Annual Rate Of
                                         Return @ 6.0% (Net Rate @ 4.41%)
                           ---------------------------------------------------------------
                                      Current                        Guaranteed
                    Prem   -------------------------------- ------------------------------
End of      Annual Accum @  Surr      Cash        Death     Super      Cash       Death
 Year   Age Paymnt   5%    Value      Value      Benefit    Value     Value      Benefit
------  --- ------ ------- ------     ------     -------    ------    ------   -----------
 1      46  1,971    2,069    788      1,319     100,000       788     1,319    100,000
 2      47  1,971    4,242  2,235      2,948     100,000     2,224     2,936    100,000
 3      48  1,971    6,521  3,757      4,619     100,000     3,733     4,595    100,000
 4      49  1,971    8,919  5,336      6,348     100,000     5,299     6,311    100,000
 5      50  1,971   11,435  6,964      8,126     100,000     6,914     8,076    100,000
 6      51  1,971   14,076  8,777      9,958     100,000     8,714     9,894    100,000
 7      52  1,971   16,849 10,677     11,847     100,000    10,589    11,758    100,000
 8      53  1,971   19,761 12,680     13,807     100,000    12,545    13,673    100,000
 9      54  1,971   22,818 14,788     15,845     100,000    14,574    15,631    100,000
 10     55  1,971   26,029 17,019     17,974     100,000    16,673    17,628    100,000
 11     56  1,971   29,399 19,545     20,352     100,000    18,862    19,669    100,000
 12     57  1,971   32,939 22,198     22,840     100,000    21,117    21,759    100,000
 13     58  1,971   36,655 24,973     25,430     100,000    23,427    23,884    100,000
 14     59  1,971   40,557 27,874     28,116     100,000    25,818    26,061    100,000
 15     60  1,971   44,655 30,914     30,914     100,000    28,278    28,278    100,000
 16     61  1,971   48,957 33,819     33,819     100,000    30,533    30,533    100,000
 17     62  1,971   53,474 36,845     36,845     100,000    32,827    32,827    100,000
 18     63  1,971   58,217 39,998     39,998     100,000    35,159    35,159    100,000
 19     64  1,971   63,197 43,283     43,283     100,000    37,523    37,523    100,000
 20     65  1,971   68,426 46,718     46,718     100,000    39,916    39,916    100,000
 25     70  1,971   98,766 66,676     66,676     100,000    52,368    52,368    100,000
 30     75  1,971  137,488 92,127     92,127     121,383    65,935    65,935    100,000

     GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES.

     CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES AND DIVIDENDS BASED ON THE CURRENT DIVIDEND SCALE FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN. THESE VALUES ARE ALSO BASED ON A POLICY ISSUE DATE OF JANUARY 1 FOR PURPOSES OF DETERMINING DIVIDEND AMOUNTS.

     THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY OWNER AND THE INVESTMENT RESULTS FOR EACH FUND. THE CASH VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.

     NO REPRESENTATION CAN BE MADE BY THE COMPANY, WALNUT STREET SECURITIES, ANY FUND, OR ANY REPRESENTATIVE THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

     ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID BY THE COMPANY.

                    General American Life Insurance Company
                   Flexible Premium Variable Life Insurance

                         Policy Face Amount: $100,000
                        Male Preferred Nonsmoker Age 45
             Death Benefit Level (Option A) Annual Premium: $1,971

                           For Separate Account Eleven A Hypothetical Gross Annual Rate Of
                                          Return @ 12.0% (Net Rate @ 10.41%)
                           ---------------------------------------------------------------
                                      Current                        Guaranteed
                    Prem   -------------------------------- ------------------------------
End of      Annual Accum @  Surr       Cash       Death     Super     Cash        Death
 Year   Age Paymnt   5%    Value      Value      Benefit    Value     Value      Benefit
------  --- ------ ------- ------     ------     -------    ------    ------    ----------
 1      46  1,971   2,069     882      1,413     100,000       882     1,413    100,000
 2      47  1,971   4,242   2,520      3,233     100,000     2,508     3,220    100,000
 3      48  1,971   6,521   4,350      5,213     100,000     4,325     5,187    100,000
 4      49  1,971   8,919   6,371      4,383     100,000     6,331     7,343    100,000
 5      50  1,971  11,435   8,593      9,755     100,000     8,537     9,699    100,000
 6      51  1,971  14,076  11,171     12,352     100,000    11,098    42,279    100,000
 7      52  1,971  16,849  14,030     15,200     100,000    13,928    15,097    100,000
 8      53  1,971  19,761  17,211     18,339     100,000    17,056    18,183    100,000
 9      54  1,971  22,818  20,747     21,804     100,000    20,504    21,561    100,000
 10     55  1,971  26,029  24,685     25,641     100,000    24,301    25,256    100,000
 11     56  1,971  29,399  29,250     30,057     100,000    28,504    29,311    100,000

                           For Separate Account Eleven A Hypothetical Gross Annual Rate Of
                                        Return @ 12.0% (Net Rate @ 10.41%)
                           ---------------------------------------------------------------
                                       Current                        Guaranteed
                    Prem   -------------------------------- ------------------------------
End of      Annual Accum @  Surr       Cash       Death      Super      Cash       Death
 Year    Age Paymnt   5%     Value      Value     Benefit     Value      Value     Benefit
------  --- ------ ------- -------   -------     -------    -------    -------  ----------
 12     57  1,971   32,939  34,316     34,958    100,000     33,129     33,771   100,000
 13     58  1,971   36,655  39,930     40,387    100,000     38,217     38,673   100,000
 14     59  1,971   40,557  46,155     46,398    100,000     43,844     44,087   100,000
 15     60  1,971   44,655  53,067     53,067    100,000     50,066     50,066   100,000
 16     61  1,971   48,957  60,469     60,469    100,000     56,686     56,686   100,000
 17     62  1,971   53,474  68,700     68,700    100,000     64,033     64,033   100,000
 18     63  1,971   58,217  77,863     77,863    100,000     72,211     72,211   100,000
 19     64  1,971   63,197  88,043     88,043    109,173     81,340     81,340   100,861
 20     65  1,971   68,426  99,295     99,295    121,140     91,446     91,446   111,564
 25     70  1,971   98,766 176,602    176,602    204,858    158,897    158,897   184,320
 30     75  1,971  137,488 303,913    303,913    325,187    367,246    367,246   285,953

     GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES.

     CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES AND DIVIDENDS BASED ON THE CURRENT DIVIDEND SCALE FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN. THESE VALUES ARE ALSO BASED ON A POLICY ISSUE DATE OF JANUARY 1 FOR PURPOSES OF DETERMINING DIVIDEND AMOUNTS.

     THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY OWNER AND THE INVESTMENT RESULTS FOR EACH FUND. THE CASH VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY, WALNUT STREET SECURITIES, ANY FUND, OR ANY REPRESENTATIVE THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

     ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID BY THE COMPANY.

                    General American Life Insurance Company
                   Flexible Premium Variable Life Insurance

                         Policy Face Amount: $100,000
                        Male Preferred Nonsmoker Age 45
          Death Benefit Increasing (Option B) Annual Premium: $5,886

                           For Separate Account Eleven A Hypothetical Gross Annual Rate Of
                                           Return @ 0.0% (Net Rate @ -1.59%)
                           ---------------------------------------------------------------
                                      Current                       Guaranteed
                    Prem   -------------------------------- ------------------------------
End of      Annual Accum @   Surr      Cash       Death     Super      Cash       Death
 Year   Age Paymnt   5%     Value      Value     Benefit    Value     Value      Benefit
------  --- ------ -------  -------   -------   --------    ------    ------    ----------
 1      46  5,207    5,468   3,491      4,300    104,300     3,491     4,300    104,300
 2      47  5,207   11,209   7,564      8,769    108,769     7,552     8,757    108,757
 3      48  5,207   17,237  11,531     13,132    113,132    11,508    13,108    113,108
 4      49  5,207   23,566  15,405     17,401    117,401    15,370    17,366    117,366
 5      50  5,207   30,212  19,550     21,568    121,568    19,504    21,521    121,521
 6      51  5,207   37,191  23,817     25,632    125,632    23,759    25,575    125,575
 7      52  5,207   44,518  27,983     29,297    129,297    27,903    29,516    129,516
 8      53  5,886   52,924  32,708     34,120    134,120    32,582    33,994    133,994
 9      54  5,886   61,750  37,337     38,548    138,548    37,130    38,340    138,340
 10     55  5,886   71,018  41,885     42,893    142,893    41,539    42,547    142,547
 11     56  5,886   80,749  46,603     47,410    147,410    45,809    46,616    146,616
 12     57  5,886   90,967  51,214     51,856    151,856    49,907    50,549    150,549
 13     58  5,886  101,695  55,753     56,210    156,210    53,869    54,326    154,326
 14     59  5,886  112,960  60,212     60,455    160,455    57,716    57,959    157,959
 15     60  5,886  124,788  64,602     64,602    164,602    61,428    61,428    161,428
 16     61  5,886  137,208  68,634     68,634    168,634    64,724    64,724    164,724
 17     62  5,886  150,249  72,561     72,561    172,561    67,838    67,838    167,838
 18     63  5,886  163,941  76,376     76,376    176,376    70,760    70,760    170,760
 19     64  5,886  178,318  80,071     80,071    180,071    73,470    73,470    173,470
 20     65  5,886  193,415  83,657     83,657    183,657    75,948    75,948    175,948
 25     70  5,886  281,001  99,851     99,851    119,851    84,366    84,366    184,366
 30     75  5,886  392,786 109,202    109,202    209,202    83,884    83,884    183,884

     GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES.

     CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES AND DIVIDENDS BASED ON THE CURRENT DIVIDEND SCALE FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN. THESE VALUES ARE ALSO BASED ON A POLICY ISSUE DATE OF JANUARY 1 FOR PURPOSES OF DETERMINING DIVIDEND AMOUNTS.

     THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY OWNER AND THE INVESTMENT RESULTS FOR EACH FUND. THE CASH VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.

     NO REPRESENTATION CAN BE MADE BY THE COMPANY, WALNUT STREET SECURITIES, ANY FUND, OR ANY REPRESENTATIVE THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

     ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID BY THE COMPANY.

                    General American Life Insurance Company
                   Flexible Premium Variable Life Insurance

                         Policy Face Amount: $100,000
                        Male Preferred Nonsmoker Age 45
          Death Benefit Increasing (Option B) Annual Premium: $5,886

 For Separate Account Eleven A Hypothetical Gross Annual Rate Of Return @ 6.0%
                              (Net Rate @ 4.41%)

                           For Separate Account Eleven A Hypothetical Gross Annual Rate Of
                                          Return @ 0.0% (Net Rate @ -1.59%)
                           ---------------------------------------------------------------
                                       Current                       Guaranteed
                    Prem   -------------------------------- ------------------------------
End of      Annual Accum @   Surr       Cash      Death      Super      Cash       Death
 Year   Age Paymnt   5%     Value      Value     Benefit     Value      Value     Benefit
------  --- ------ ------- -------    -------    -------    -------    -------   ---------
 1      46  5,207    5,468   3,771      4,580    104,580      3,771      4,580   104,580
 2      47  5,207   11,209   8,404      9,608    109,608      8,391      9,596   109,596
 3      48  5,207   17,237  13,221     14,821    114,821     13,196     14,796   114,796
 4      49  5,207   23,566  18,244     20,240    120,240     18,206     20,202   120,202
 5      50  5,207   30,212  23,844     25,861    125,861     23,792     25,809   125,809
 6      51  5,207   37,191  29,878     31,693    131,693     29,811     31,626   131,626
 7      52  5,207   44,518  36,132     37,746    137,746     36,038     37,652   137,652
 8      53  5,886   52,924  43,314     44,726    144,726     43,167     44,579   144,579
 9      54  5,886   61,750  50,780     51,990    151,990     50,540     51,750   151,750
 10     55  5,886   71,018  58,553     59,562    159,562     58,157     59,165   159,165
 11     56  5,886   80,749  66,949     67,756    167,756     66,027     66,834   166,834
 12     57  5,886   90,967  75,684     76,326    176,326     74,125     74,767   174,767
 13     58  5,886  101,695  84,807     85,264    185,264     82,497     82,953   182,953
 14     59  5,886  112,960  94,325     94,568    194,568     91,172     91,415   191,415
 15     60  5,886  124,788 104,266    104,266    204,266    100,141    100,141   200,141
 16     61  5,886  137,208 114,357    114,357    214,357    109,129    109,129   209,129
 17     62  5,886  150,249 124,868    124,868    224,868    118,380    118,380   218,380
 18     63  5,886  163,941 135,810    135,810    235,810    127,894    127,894   227,894
 19     64  5,886  178,318 147,195    147,195    247,195    137,656    137,656   237,656
 20     65  5,886  193,415 159,051    159,051    259,051    147,655    147,655   247,655
 25     70  5,886  281,001 226,615    226,615    326,615    200,902    200,902   300,902
 30     75  5,886  392,786 305,357    305,357    405,357    257,562    257,562   357,562

     GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES.

     CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES AND DIVIDENDS BASED ON THE CURRENT DIVIDEND SCALE FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN. THESE VALUES ARE ALSO BASED ON A POLICY ISSUE DATE OF JANUARY 1 FOR PURPOSES OF DETERMINING DIVIDEND AMOUNTS.

     THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY OWNER AND THE INVESTMENT RESULTS FOR EACH FUND. THE CASH VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.

     NO REPRESENTATION CAN BE MADE BY THE COMPANY, WALNUT STREET SECURITIES, ANY FUND, OR ANY REPRESENTATIVE THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

     ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID BY THE COMPANY.

                    General American Life Insurance Company
                   Flexible Premium Variable Life Insurance

                         Policy Face Amount: $100,000
                        Male Preferred Nonsmoker Age 45
          Death Benefit Increasing (Option B) Annual Premium: $5,886

                           For Separate Account Eleven A Hypothetical Gross Annual Rate Of
                                          Return @ 12.0% (Net Rate @ 10.41%)
                           -------------------------------------------------------------------------------
                                    Current                                  Guaranteed
                    Prem   ------------------------------------------- -----------------------------------
End of      Annual Accum @  Surr          Cash           Death          Super         Cash         Death
 Year    Age Paymnt   5%     Value         Value         Benefit         Value         Value       Benefit
------  --- ------ -------    -------       -------       ---------       -------      -------    --------
 1      46  5,207    5,468   4,052         4,861         104,861         4,052         4,861      104,861
 2      47  5,207   11,209   9,277        10,482         110,482         9,265        10,469      110,469
 3      48  5,207   17,237  15,050        16,650         116,650        15,023        16,624      116,624
 4      49  5,207   23,566  21,439        23,435         123,435        21,397        23,393      123,393
 5      50  5,207   30,212  28,872        30,889         130,889        28,813        30,830      130,830
 6      51  5,207   37,191  37,265        39,081         139,081        37,188        39,003      139,003
 7      52  5,207   44,518  46,474        48,088         148,088        46,363        47,977      147,977
 8      53  5,886   52,924  57,320        58,732         158,732        57,147        58,559      158,559
 9      54  5,886   61,750  69,248        70,458         170,458        68,969        70,179      170,179
 10     55  5,886   71,018  82,385        83,393         183,393        81,925        82,934      182,934
 11     56  5,886   80,749  97,227        98,034         198,034        96,135        96,942      196,942
 12     57  5,886   90,967 113,596       114,238         214,238       111,690       112,332      212,332
 13     58  5,886  101,695 131,684       132,141         232,141       128,768       129,225      229,225
 14     59  5,886  112,960 151,663       151,905         251,905       147,546       147,789      247,789
 15     60  5,886  124,788 173,741       173,741         273,741       168,173       168,173      268,173
 16     61  5,886  137,208 197,853       197,853         297,853       190,554       190,554      290,554
 17     62  5,886  150,249 224,490       224,490         324,490       215,128       215,128      315,128
 18     63  5,886  163,941 253,916       253,916         353,916       242,112       242,112      342,112
 19     64  5,886  178,318 286,420       286,420         386,420       271,730       271,730      371,730
 20     65  5,886  193,415 322,341       322,341         422,341       304,234       304,234      404,234
 25     70  5,886  281,001 569,363       569,363         669,363       520,998       520,998      620,998
 30     75  5,886  392,786 974,743       974,743       1,074,743       866,134       866,134      966,134

     GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES.

     CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES AND DIVIDENDS BASED ON THE CURRENT DIVIDEND SCALE FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN. THESE VALUES ARE ALSO BASED ON A POLICY ISSUE DATE OF JANUARY 1 FOR PURPOSES OF DETERMINING DIVIDEND AMOUNTS.

     THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY OWNER AND THE INVESTMENT RESULTS FOR EACH FUND. THE CASH VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY, WALNUT STREET SECURITIES, ANY FUND, OR ANY REPRESENTATIVE THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

     ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID BY THE COMPANY.

                    General American Life Insurance Company
                   Flexible Premium Variable Life Insurance

                         Policy Face Amount: $100,000
                        Male Preferred Nonsmoker Age 45
             Death Benefit Level (Option C) Annual Premium: $1,282

 For Separate Account Eleven A Hypothetical Gross Annual Rate Of Return @ 0.0%
                              (Net Rate @ -1.59%)

                           For Separate Account Eleven A Hypothetical Gross Annual Rate Of
                               Return @ 12.0% (Net Rate @ 10.41%)
                           -------------------------------------------------------------
                                  Current                        Guaranteed
                    Prem   -------------------------------- ----------------------------
End of       Annual Accum @ Surr       Cash        Death     Super     Cash       Death
 Year    Age Paymnt   5%    Value      Value      Benefit    Value     Value     Benefit
------  --- ------ -------   ------     ------   -------     ------    ------   --------
 1      46  1,971   2,069     695      1,226     100,000       695     1,226    100,000
 2      47  1,971   4,242   1,963      2,676     100,000     1,951     2,664    100,000
 3      48  1,971   6,521   3,210      4,073     100,000     3,187     4,050    100,000
 4      49  1,971   8,919   4,418      5,430     100,000     4,384     5,397    100,000
 5      50  1,971  11,435   5,577      6,739     100,000     5,532     6,694    100,000
 6      51  1,971  14,076   6,818      7,999     100,000     6,764     7,944    100,000
 7      52  1,971  16,849   8,044      9,213     100,000     7,968     9,137    100,000
 8      53  1,971  19,761   9,264     10,392     100,000     9,147    10,275    100,000
 9      54  1,971  22,818  10,482     11,538     100,000    10,292    11,349    100,000
 10     55  1,971  26,029  11,706     12,662     100,000    11,395    12,350    100,000
 11     56  1,971  29,399  13,101     13,908     100,000    12,474    13,281    100,000

                           For Separate Account Eleven A Hypothetical Gross Annual Rate Of
                               Return @ 12.0% (Net Rate @ 10.41%)
                           ---------------------------------------------------------------
                                  Current                        Guaranteed
                    Prem   -------------------------------- ------------------------------
End of      Annual Accum @ Surr       Cash        Death     Super     Cash       Death
 Year    Age Paymnt   5%    Value      Value      Benefit    Value     Value     Benefit
------  --- ------ -------   ------     ------   -------     ------    ------   ----------
 12     57  1,971   32,939 14,486     15,128     100,000    13,501    14,143    100,000
 13     58  1,971   36,655 15,853     16,310     100,000    14,462    14,919    100,000
 14     59  1,971   40,557 17,195     17,438     100,000    15,377    15,620    100,000
 15     60  1,971   44,655 18,523     18,523     100,000    16,227    16,227    100,000
 16     61  1,971   48,957 19,552     19,552     100,000    16,734    16,734    100,000
 17     62  1,971   53,474 20,532     20,532     100,000    17,131    17,131    100,000
 18     63  1,971   58,217 21,458     21,458     100,000    17,410    17,410    100,000
 19     64  1,971   63,197 22,325     22,325     100,000    17,554    17,554    100,000
 20     65  1,971   68,426 23,141     23,141     100,000    17,541    17,541    100,000
 25     70  1,971   98,766 26,165     26,165     100,000    14,566    14,566    100,000
 30     75  1,971  137,488 17,667     17,667     100,000         0         0          0

     GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES.

     CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES AND DIVIDENDS BASED ON THE CURRENT DIVIDEND SCALE FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN. THESE VALUES ARE ALSO BASED ON A POLICY ISSUE DATE OF JANUARY 1 FOR PURPOSES OF DETERMINING DIVIDEND AMOUNTS.

     THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY OWNER AND THE INVESTMENT RESULTS FOR EACH FUND. THE CASH VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.

     NO REPRESENTATION CAN BE MADE BY THE COMPANY, WALNUT STREET SECURITIES, ANY FUND, OR ANY REPRESENTATIVE THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

     ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID BY THE COMPANY.

                    General American Life Insurance Company
                   Flexible Premium Variable Life Insurance

                         Policy Face Amount: $100,000
                        Male Preferred Nonsmoker Age 45
             Death Benefit Level (Option C) Annual Premium: $1,282

                           For Separate Account Eleven A Hypothetical Gross Annual Rate Of
                                Return @ 6.0% (Net Rate @ 4.41%)
                           ---------------------------------------------------------------
                                  Current                        Guaranteed
                    Prem   -------------------------------- ------------------------------
End of      Annual Accum @ Surr       Cash        Death     Super     Cash       Death
 Year   Age Paymnt  5%    Value      Value       Benefit    Value     Value     Benefit
------  --- ------ -------   ------     ------   -------     ------    ------   ----------
 1      46  1,971    2,069    788      1,319     100,000       788     1,319    100,000
 2      47  1,971    4,242  2,235      2,948     100,000     2,224     2,936    100,000
 3      48  1,971    6,521  3,757      4,619     100,000     3,733     4,595    100,000
 4      49  1,971    8,919  5,336      6,348     100,000     5,299     6,311    100,000
 5      50  1,971   11,435  6,964      8,126     100,000     6,914     8,076    100,000
 6      51  1,971   14,076  8,777      9,958     100,000     8,714     9,894    100,000
 7      52  1,971   16,849 10,677     11,847     100,000    10,589    11,758    100,000
 8      53  1,971   19,761 12,680     13,807     100,000    12,545    13,673    100,000
 9      54  1,971   22,818 14,788     15,845     100,000    14,574    15,631    100,000
 10     55  1,971   26,029 17,019     17,974     100,000    16,673    17,628    100,000
 11     56  1,971   29,399 19,545     20,352     100,000    18,862    19,669    100,000
 12     57  1,971   32,939 22,198     22,840     100,000    21,117    21,759    100,000
 13     58  1,971   36,655 24,973     25,430     100,000    23,427    23,884    100,000
 14     59  1,971   40,557 27,874     28,116     100,000    25,818    26,061    100,000
 15     60  1,971   44,655 30,914     30,914     100,000    28,278    28,278    100,000
 16     61  1,971   48,957 33,819     33,819     100,000    30,533    30,533    100,000
 17     62  1,971   53,474 36,845     36,845     100,000    32,827    32,827    100,000
 18     63  1,971   58,217 39,998     39,998     100,000    35,159    35,159    100,000
 19     64  1,971   63,197 43,283     43,283     100,000    37,523    37,523    100,000
 20     65  1,971   68,426 46,718     46,718     100,000    39,916    39,916    100,000
 25     70  1,971   98,766 66,644     66,644     104,374    52,368    52,368    100,000
 30     75  1,971  137,488 82,409     82,409     116,389    57,474    57,474    100,000

     GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES.

     CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES AND DIVIDENDS BASED ON THE CURRENT DIVIDEND SCALE FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN. THESE VALUES ARE ALSO BASED ON A POLICY ISSUE DATE OF JANUARY 1 FOR PURPOSES OF DETERMINING DIVIDEND AMOUNTS.

     THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY OWNER AND THE INVESTMENT RESULTS FOR EACH FUND. THE CASH VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.

     NO REPRESENTATION CAN BE MADE BY THE COMPANY, WALNUT STREET SECURITIES, ANY FUND, OR ANY REPRESENTATIVE THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

     ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID BY THE COMPANY.

                    General American Life Insurance Company
                   Flexible Premium Variable Life Insurance

                         Policy Face Amount: $100,000
                        Male Preferred Nonsmoker Age 45
             Death Benefit Level (Option C) Annual Premium: $1,282

                           For Separate Account Eleven A Hypothetical Gross Annual Rate Of
                                 Return @ 12.0% (Net Rate @ 10.41%)
                           -------------------------------------------------------------
                                   Current                        Guaranteed
                    Prem   -------------------------------- ----------------------------
End of      Annual Accum @  Surr       Cash       Death      Super      Cash      Death
 Year   Age Paymnt   5%     Value      Value     Benefit     Value      Value    Benefit
------  --- ------ -------  -------    -------   -------     -------    -------  -------
 1      46  1,971    2,069     882      1,413    100,000        882      1,413   100,000
 2      47  1,971    4,242   2,520      3,233    100,000      2,508      3,220   100,000
 3      48  1,971    6,521   4,350      5,213    100,000      4,325      5,187   100,000
 4      49  1,971    8,919   6,371      7,383    100,000      6,331      7,343   100,000
 5      50  1,971   11,435   8,593      9,755    100,000      8,537      9,699   100,000
 6      51  1,971   14,076  11,171     12,352    100,000     11,098     12,279   100,000
 7      52  1,971   16,849  14,030     15,200    100,000     13,928     15,097   100,000
 8      53  1,971   19,761  17,211     18,339    100,000     17,056     18,183   100,000
 9      54  1,971   22,818  20,747     21,804    100,000     20,504     21,561   100,000
 10     55  1,971   26,029  24,685     25,641    100,000     24,301     25,256   100,000
 11     56  1,971   29,399  29,250     30,057    100,000     28,504     29,311   100,000
 12     57  1,971   32,939  34,316     34,958    100,000     33,129     33,771   100,000
 13     58  1,971   36,655  39,930     40,387    100,000     38,217     38,673   100,000
 14     59  1,971   40,557  46,155     46,398    100,000     43,844     44,087   100,000
 15     60  1,971   44,655  53,053     53,053    107,144     50,066     50,066   101,111
 16     61  1,971   48,957  60,363     60,363    118,545     56,604     56,604   111,164
 17     62  1,971   53,474  68,394     68,394    130,680     63,703     63,703   121,717
 18     63  1,971   58,217  77,214     77,214    143,610     71,406     71,406   132,807
 19     64  1,971   63,197  86,895     86,895    157,399     79,750     79,750   144,456
 20     65  1,971   68,426  97,532     97,532    172,157     88,778     88,778   156,705
 25     70  1,971   98,766 168,954    168,954    264,606    145,977    145,977   228,620
 30     75  1,971  137,488 270,489    270,489    382,016    220,270    220,270   311,092

     GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES.

     CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES AND DIVIDENDS BASED ON THE CURRENT DIVIDEND SCALE FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN. THESE VALUES ARE ALSO BASED ON A POLICY ISSUE DATE OF JANUARY 1 FOR PURPOSES OF DETERMINING DIVIDEND AMOUNTS.

     THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR

FUTURE RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY OWNER AND THE INVESTMENT RESULTS FOR EACH FUND. THE CASH VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.

     NO REPRESENTATION CAN BE MADE BY THE COMPANY, WALNUT STREET SECURITIES, ANY FUND, OR ANY REPRESENTATIVE THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

     ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID BY THE COMPANY.

                                  APPENDIX B

              Target Premium Factors per Thousand of Face Amount
                                  Male Smoker

                             Age   Factor  Age  Factor
                             ---  -------  --- -------
                             20    4.55
                             21    4.72    51   23. 47
                             22    4.90    52   25.05
                             23    5.09    53   26.70
                             24    5.29    54   28.36
                             25    5.51    55   30.00
                             26    5.55    56   32.08
                             27    5.59    57   33.84
                             28    5.63    58   35.36
                             29    5.67    59   36.72
                             30    5.71    60   38.00
                             31    6.14    61   38.61
                             32    6.50    62   39.63
                             33    6.82    63   41.05
                             34    7.12    64   42.84
                             35    7.40    65   45.00
                             36    7.86    66   47.97
                             37    8.35    67   51.45
                             38    8.87    68   55.44
                             39    9.41    69   59.96
                             40    10.00   70   65.00
                             41    10.66   71   69.47
                             42    11.45   72   73.83
                             43    12.37   73   77.96
                             44    13.42   74   81.72
                             45    14.60   75   85.00
                             46    15.92   76   89.33
                             47    17.33   77   94.09
                             48    18.82   78   99.45
                             49    20.38   79   105.67
                             50    22.00   80   113.00

              Target Premium Factors per Thousand of Face Amount
                                Male Non-Smoker

                             Age   Factor  Age  Factor
                             ---  ------   ---  -------
                             0      2.25
                             1      2.31   41   9.77
                             2      2.38   42   10.63
                             3      2.45   43   11.55
                             4      2.53   44   12.54
                             5      2.62   45   12.75
                             6      2.71   46   13.40
                             7      2.81   47   14.05
                             8      2.92   48   14.70
                             9      3.03   49   15.35
                             10     3.15   50   16.00
                             11     3.28   51   16.80
                             12     3.41   52   17.60
                             13     3.54   53   18.40
                             14     3.68   54   19.20
                             15     3.82   55   20.00
                             16     3.96   56   21.80
                             17     4.10   57   23.60
                             18     4.25   58   25.40
                             19     4.40   59   27.20
                             20     4.55   60   29.00
                             21     4.72   61   30.60
                             22     4.90   62   32.20
                             23     5.09   63   33.80
                             24     5.29   64   35.40
                             25     5.51   65   37.00
                             26     5.55   66   40.80
                             27     5.69   67   44.60
                             28     5.63   68   48.40
                             29     5.67   69   52.20
                             30     5.71   70   56.00
                             31     6.14   71   60.00
                             32     6.50   72   64.00
                             33     6.82   73   68.00
                             34     7.12   74   72.00
                             35     7.40   75   76.00
                             36     7.54   76   82.22
                             37     7.78   77   88.44
                             38     8.12   78   94.67
                             39     8.53   79   100.89
                             40     9.00   80   107.11

              Target Premium Factors per Thousand of Face Amount
                                 Female Smoker

                             Age   Factor Age  Factor
                             ---   ------ ---  -------
                             20    3.25
                             21    3.38    51   17.35
                             22    3.49    52   18.65
                             23    3.59    53   19.91
                             24    3.68    54   21.09
                             25    3.75    55   22.20
                             26    3.77    56   23.44
                             27    3.79    57   24.72
                             28    3.81    58   26.06
                             29    3.83    59   27.48
                             30    3.85    60   29.00
                             31    3.88    61   30.60
                             32    3.91    62   32.27
                             33    3.94    63   34.02
                             34    3.97    64   35.89
                             35    4.00    65   37.90
                             36    4.22    66   40.08
                             37    4.46    67   42.46
                             38    4.74    68   45.05
                             39    5.08    69   47.90
                             40    5.50    70   51.00
                             41    5.87    71   54.40
                             42    6.41    72   58.10
                             43    7.13    73   62.11
                             44    7.99    74   66.42
                             45    9.00    75   70.74
                             46    10.27   76   75.25
                             47    11.62   77   80.07
                             48    13.03   78   85.21
                             49    14.49   79   90.74
                             50    16.00   80   96.00

              Target Premium Factors per Thousand of Face Amount
                               Female Non-Smoker

                            Age    Factor  Age  Factor
                            ---    ------  ---  -------
                             0      1.90
                             1      1.95   41   9.67
                             2      1.99   42   10.13
                             3      2.06   43   10.64
                             4      2.12   44   11.21
                             5      2.19   45   11.84
                             6      2.27   46   12.44
                             7      2.34   47   13.05
                             8      2.43   48   13.72
                             9      2.52   49   14.42
                             10     2.62   50   15.11
                             11     2.72   51   15.44
                             12     2.83   52   15.98
                             13     2.95   53   16.69
                             14     3.06   54   17.54
                             15     3.17   55   18.50
                             16     3.24   56   20.06
                             17     3.31   57   21.50
                             18     3.38   58   22.87
                             19     3.45   59   24.21
                             20     3.50   60   25.59
                             21     4.00   61   26.37
                             22     4.17   62   27.34
                             23     4.35   63   28.47
                             24     4.53   64   29.76
                             25     4.65   65   31.20
                             26     4.77   66   33.34
                             27     4.89   67   35.88
                             28     5.01   68   38.87
                             29     5.13   69   42.34
                             30     5.25   70   46.35
                             31     5.65   71   49.46
                             32     6.06   72   52.82
                             33     6.49   73   56.43
                             34     6.92   74   60.33
                             35     7.36   75   64.48
                             36     7.71   76   68.92
                             37     8.08   77   73.68
                             38     8.48   78   78.83
                             39     8.89   79   84.24
                             40     9.28   80   90.08

                                    PART II

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

As described in its governing documents, MetLife, Inc. (the ultimate parent of the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), which is incorporated in the state of Missouri) shall indemnify any person who is made or is threatened to be made a party to any civil or criminal suit, or any administrative or investigative proceeding, by reason of that person's service as a director, officer, or agent of MetLife, Inc., under certain circumstances, against liabilities and expenses incurred by such person.

As described in its governing documents, the Depositor, which is incorporated in the state of Nebraska shall indemnify any person, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal, by reason of the fact that such person (i) is or was a director or officer of the Depositor (except as described below regarding MetLife Employees serving as directors or officers of the Depositor) or (ii) with respect to acts or omissions prior to the date of domestication of the Depositor to Nebraska as to which any director or officer requested indemnification from the Depositor prior to the date of domestication of the Depositor to Nebraska, (A) is or was an officer or director of the Depositor or (B) is or was serving, in any capacity at the request of the Depositor, as a director, officer, partner, member, trustee, employee or agent of another domestic or foreign corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other entity, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The indemnification provisions set forth herein shall apply to any situation arising before or after the date of domestication of the Depositor to Nebraska.

As described in its governing documents, the Underwriter, which is incorporated in the state of Missouri, may indemnify, under certain circumstances, any person who is made a party to any civil or criminal suit, or made a subject of any administrative or investigative proceeding by reason of the fact that he is or was a director, officer, or agent of the Underwriter. The Underwriter also has such other and further powers of indemnification as are not inconsistent with the laws of Missouri.

MetLife, Inc. also has adopted a policy to indemnify employees ("MetLife Employees") of MetLife, Inc. or its affiliates ("MetLife"), including any MetLife Employees serving as directors or officers of the Depositor or the Underwriter. Under the policy, MetLife, Inc. will, under certain circumstances, indemnify MetLife Employees for losses and expenses incurred in connection with legal actions threatened or brought against them as a result of their service to MetLife. The policy excludes MetLife directors and others who are not MetLife Employees, whose rights to indemnification, if any, are as described in the charter, bylaws or other arrangement of the relevant company. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy under which the Registrant, the Depositor and the Underwriter, as well as certain other subsidiaries of MetLife, are covered.

MetLife, Inc. also has secured a Financial Institutions Bond. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                REPRESENTATIONS

Metropolitan Tower Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium variable life insurance policies described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Metropolitan Tower Life Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.
A reconciliation and tie-in of the information shown in the prospectus with the items of Form N-8B-2.

The prospectus.

The undertaking to file reports.
The undertaking pursuant to Rule 484(b) under the Securities Act of 1933. Representations.
The signatures.
Written consents of the following persons:


   Opinion and Consent of Christopher A. Martin, Counsel of General American Life Insurance Company (See Exhibit 3.(2) below)
   Independent Registered Public Accounting Firm (See Exhibit 6 below)


The following exhibits:

1. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.
    (1) (a) Resolution of the Board of Directors of General American authorizing establishment of the Separate Account. (Incorporated by reference to Post-Effective Amendment No. 16, File No. 33-10146 (VUL 95), April 28, 2000.)
         (b) Resolutions of the Board of Directors of General American (including Agreement and Plan of Merger attached as Exhibit A to the resolutions) (adopted February 7, 2018) (Filed herewith.)
         (c)  Resolutions of the Board of Directors of the Company authorizing acceptance of the Separate Account (adopted February 7, 2018)
              (Filed herewith.)
    (2)       Not Applicable.

    (3) (a) Principal Underwriting Agreement. Incorporated by reference to Post-Effective Amendment No. 16, File No. 033-10146 (VUL 98) filed on April 28, 2000.
         (b) Form of Amended and Restated Principal Underwriting Agreement between Metropolitan Tower Life Insurance Company and MetLife Investors Distribution Company (Filed herewith.)

         (c) Form of Selling Agreement Incorporated by reference to the Registration Statement on Form S-6, Post-Effective Amendment
              No. 16, File No. 033-10146 (VUL 95) filed April 28, 2000.
         (d) Commission Schedule. (Incorporated by reference to Post-Effective Amendment No. 16, File No. 33-10146 (VUL 95), April 28, 2000.)

    (4)       Not Applicable.
    (5) (a) Proposed form of Policy and Policy Riders. (Incorporated by reference to Post-Effective Amendment No. 7, File No. 33-84104, April 28, 2000.)
         (b)  Merger Endorsement (Filed herewith.)
    (6) (a) Copy of the Certificate of Incorporation and Certificate of Amendment of the Company (Filed herewith.)
         (b)  Copy of the By-laws of the Company (Filed herewith.)
    (7)       Not Applicable.

    (8) (a) Participation Agreement with Variable Insurance Products Fund (Incorporated by reference Post-Effective Amendment No. 3 to the Registration Statement, File No. 333-53477 (VUL 98) filed on April 28, 2000.)
         (b) Form of Participation Agreement with Van Eck Investment Trust (Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement File No. 033-84104 (VUL 100), filed on April 28, 2000.)
         (c) Participation Agreement with Variable Insurance Products Fund II (Incorporated by reference Post-Effective Amendment No. 3 to the Registration Statement, File No. 333-53477 (VUL 98) filed on April 28, 2000.)
         (d) Form of Participation Agreement with American Funds Insurance Series, Capital Research and Management Company, General
              American Distributors, Inc. and General American Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form S-6, File No. 333-53477 filed on April 30, 2002.)
         (e) Amended and Restated Participation Agreement dated January 24, 2018 Among Variable Insurance Products Fund, Fidelity
              Distributors Corporation and General American Life Insurance Company (Filed herewith.)
         (f) Participation Agreement dated March 6, 2017 by and among Brighthouse Funds Trust I, General American Life Insurance Company, Brighthouse Investment Advisers, LLC and Brighthouse Securities, LLC (Filed with Post-Effective Amendment No. 64 to the Registration Statement filed on Form N-4, File Nos. 002-39272/811-02162 filed on April 27, 2017 and hereby incorporated by reference.)
         (g) Participation Agreement dated March 6, 2017 by and among Brighthouse Funds Trust II, General American Life Insurance Company, Brighthouse Investment Advisers, LLC and Brighthouse Securities, LLC (Filed with Post-Effective Amendment No. 64 to the Registration Statement filed on Form N-4, File Nos. 002-39272/811-02162 filed on April 27, 2017 and hereby incorporated by reference.)
         (h)  Form of Fund Participation Agreement between General American
              Life Insurance Company and JPMorgan Series Trust II
              (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-53477 (VUL 98) filed on July 31, 1998.
         (i) Participation Agreement with Russell Insurance Funds, Inc. and General American Life Insurance Company. Filed with Post-Effective Amendment No. 12 to the Registration Statement on Form S-6 (Filed No. 033-48550) filed on April 28, 2000 and is hereby incorporated by reference.

    (9)       Not Applicable.
    (10) (a) Form of Application for Policy. (Incorporated by reference to Post-Effective Amendment No. 7, File No. 33-84104, April 28, 2000.)
         (b) Form of Application for Policy, Simplified Issue. (Incorporated by reference to Post-Effective Amendment No. 16, File No. 33-10146 (VUL 95), April 28, 2000.)
         (c) Form of Application for FRC-VUL Policy, Guaranteed Issue. (Incorporated by reference to Post-Effective Amendment No. 16, File No. 33-10146 (VUL 95), April 28, 2000.)
    (11) There are no codes of ethics applicable to the trust because the trust invests only in shares issued by open-end Funds.

2. Memorandum describing the Company's issuance, transfer, and redemption procedures for the Policies and the Company's procedure for conversion to a fixed benefit policy Incorporated by reference to Post-Effective Amendment No. 16, Form S-6, File No. 033-10146 (VUL 95), filed on April 28, 2000.

3. The following exhibits are numbered to correspond to the numbers in the instructions as to exhibits for Form S-6:
     (1)  See above.

     (2) Opinion and Consent of Christopher A. Martin, Counsel of General American Life Insurance Company. Filed with Post-Effective Amendment No. 7 to the Registration Statement on Form S-6, File No. 033-84104, filed on April 28, 2000 and hereby incorporated by reference. Counsel as to legality of securities being registered.

     (3) No financial statements are omitted from the prospectus pursuant to prospectus instructions 1(b) or (c).
4.   Not Applicable.
5.   Powers of Attorney (Filed herewith.)
6.   Consent of Independent Registered Public Accounting Firm (Filed herewith.)

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant, General American Separate Account Eleven, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, State of New York, on the 27th day of April, 2018.

                                   General American Separate Account Eleven
                                   (Registrant)
   (Seal)
                                   By: Metropolitan Tower Life
                                       Insurance Company (Depositor)

                                   By: /s/ Darrell Hall
                                       ----------------------------------------
                                       Darrell Hall
                                       Senior Vice President
                                       Metropolitan Tower Life Insurance Company

   Attest:
   /s/ Heather C. Harker
   ---------------------
   Heather C. Harker

   Pursuant to the requirements of the Securities Act of 1933, Metropolitan Tower Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, State of New York, on the 27th day of April, 2018.

                                  Metropolitan Tower Life Insurance Company

   (Seal)

   Attest: /s/ Heather C. Harker  By: /s/ Darrell Hall
           ---------------------      -----------------------------------------
           Heather C. Harker          Darrell Hall
                                      Senior Vice President
                                      Metropolitan Tower Life Insurance Company

                                   SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 27, 2018.

*                          President and Presiding officer of the Board
------------------------
Marlene Debel

*                          Executive Vice President and Chief Accounting Officer
------------------------
William O'Donnell

*                          Vice President and Chief Financial Officer
------------------------
Anne Belden

*                          Director
------------------------
Michael Borowski

*                          Director
------------------------
Frank Cassandra

*                          Director
------------------------
Andrew Kaniuk

*                          Director
------------------------
John McCallion

*                          Director
------------------------
Richard Leist

*                          Director
------------------------
Alessandro Papa

*                          Director
------------------------
Michael Zarcone


By: /s/ Heather Harker
    ------------------------
    Heather Harker
    Attorney-In-Fact
    April 27, 2018

* Metropolitan Tower Life Insurance Company. Executed by Heather Harker, on behalf of those indicated pursuant to powers of attorney filed herewith.

                                 EXHIBIT INDEX

1.  (1)  (b)  Resolutions of the Board of Directors of General American
              (including Agreement and Plan of Merger attached as Exhibit A to the resolutions) (adopted February 7, 2018).

         (c) Resolutions of the Board of Directors of the Company authorizing acceptance of the Separate Account (adopted February 7, 2018).

    (3) (b) Form of Amended and Restated Principal Underwriting Agreement between Metropolitan Tower Life Insurance Company and MetLife Investors Distribution Company.

    (5)  (b)  Merger Endorsement.

    (6) (a) Copy of the Certificate of Incorporation and Certificate of Amendment of the Company.

         (b)  Copy of the By-laws of the Company.

    (8) (e) Amended and Restated Participation Agreement dated January 24, 2018 Among Variable Insurance Products Fund, Fidelity Distributors Corporation and General American Life Insurance Company

5.  Powers of Attorney

6.  Consent of Independent Registered Public Accounting Firm.